As filed with the Securities and Exchange Commission on October 18, 2006
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
TIME WARNER CABLE INC.
(Exact name of registrant as specified in its charter)

Delaware	4841	84-1496755
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

290 Harbor Drive
Stamford, CT 06902-7441
(203) 328-0600
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Marc Lawrence-Apfelbaum, Esq.
Executive Vice President, General Counsel and Secretary
Time Warner Cable Inc.
290 Harbor Drive
Stamford, CT 06902-7441
(203) 328-0600
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

John C. Kennedy, Esq.
Robert B. Schumer, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
(212) 373-3000

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐ _ _

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐ _ _

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐ _ _

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum	Amount of
Securities to be Registered	Aggregate Offering Price(1)	Registration Fee
Class A common stock, $0.01 par value per share	$100,000,000	$10,700

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. The preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 18, 2006

PROSPECTUS

           Shares

Time Warner Cable Inc.

Class A Common Stock

All of the shares of Class A common stock offered by this prospectus are being sold by Adelphia Communications Corporation, which is referred to in this prospectus as “ACC” or “the selling stockholder.” We will not receive any of the proceeds from the shares of Class A common stock sold by the selling stockholder.

This is the initial public offering of our Class A common stock. Prior to this offering, there has been no public market for our common stock. We intend to apply to list our Class A common stock on the New York Stock Exchange under the symbol “TWC.”

We are a consolidated subsidiary of Time Warner Inc., the common stock of which is publicly traded. Time Warner Inc. beneficially owns 82.7% of our outstanding Class A common stock and 100% of our outstanding Class B common stock. Except in the election of directors and other specified matters, the shares of Class A common stock and Class B common stock vote together as a single class on all matters submitted to our stockholders. Each share of our Class A common stock has one vote, and each share of our Class B common stock has 10 votes. As a result, Time Warner Inc. beneficially owns common stock representing 84.0% of all classes of our outstanding common stock and approximately 90.6% of the combined voting power of all classes of our outstanding common stock.

Investing in our Class A common stock involves risks that are described in the “Risk Factors” section beginning on page 13 of this prospectus.

In accordance with the terms of a registration rights and sale agreement between us and the selling stockholder, the selling stockholder may only sell the shares offered hereby in a single firm commitment underwritten public offering (including any shares subject to an overallotment option granted to the underwriters). We will provide more specific information about the terms of the offering of these shares in a supplement to this prospectus (or, if appropriate, a post-effective amendment to the registration statement of which this prospectus forms a part), including the names of the underwriters and any applicable commissions or discounts.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is          , 2006.

You should rely only on the information contained in this prospectus or to which we have referred you, including any free writing prospectus that we file with the Securities and Exchange Commission relating to this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

INDUSTRY AND MARKET DATA

Industry and market data used throughout this prospectus were obtained through company research, surveys and studies conducted by third parties, and general industry publications. The information contained in ‘‘Business—Our Industry” is based on studies, analyses and surveys of the cable television, high-speed Internet access and telephone industries and its customers prepared by the National Cable and Telecommunications Association, Forrester Research and International Data Corporation. We have not independently verified any of the data from third party sources nor have we ascertained any underlying economic assumptions relied upon therein. While we are not aware of any misstatements regarding the industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Class A common stock. You should read the entire prospectus carefully, especially the section describing the risks of investing in our Class A common stock under the caption “Risk Factors.” Except as the context otherwise requires, references in this prospectus to “TWC,” the “Company,” “we,” “our” or “us” are to Time Warner Cable Inc. and references to “Time Warner” are to our parent corporation, Time Warner Inc. Some of the statements in this summary are forward-looking statements. For more information, please see “Forward-Looking Statements.”

Except as the context otherwise requires, references to information being “pro forma” or “on a pro forma basis” mean after giving effect to the transactions with Adelphia Communications Corporation (“ACC” or “the selling stockholder”) and its affiliates and subsidiaries (together with ACC, “Adelphia”) and Comcast Corporation and its affiliates (“Comcast”), the dissolution of Texas and Kansas City Cable Partners, L.P. (“TKCCP”) and the other transactions described in our unaudited pro forma condensed combined financial statements contained herein. See “Unaudited Pro Forma Condensed Combined Financial Information.” Where we present information on “an historical basis” we mean our actual, historical operations without giving effect to the transactions with Adelphia and Comcast or the dissolution of TKCCP. Historical subscriber data reflect information for our cable systems that are consolidated for financial reporting purposes and do not reflect the subscribers of TKCCP, which, as of June 30, 2006, totaled approximately 1.6 million, as TKCCP has historically been treated as an unconsolidated joint venture that we manage. When we refer to revenue generating units (“RGUs”), we mean the sum of all of our analog video, digital video, high-speed data and voice subscribers. Therefore, a subscriber who purchases all four of these services would represent four RGUs.

Our Company

Overview

We are the second-largest cable operator in the United States and an industry leader in developing and launching innovative video, data and voice services. We deliver our services to customers over technologically-advanced, well-clustered cable systems that, as of June 30, 2006, on a pro forma basis, passed approximately 26 million U.S. homes. Approximately 85% of these homes were located in one of five principal geographic areas:New York state, the Carolinas (i.e., North Carolina and South Carolina), Ohio, Southern California and Texas. We are currently the largest cable system operator in a number of large cities, including New York City and Los Angeles. As of June 30, 2006, on a pro forma basis, we had over 14 million customer relationships through which we provided one or more of our services.

We have a long history of leadership within our industry and were the first or among the first cable operators to offer high-speed data service, IP-based telephony service and a range of advanced digital video services, such as video-on-demand (“VOD”), high definition television (“HDTV”) and set-top boxes equipped with digital video recorders (“DVRs”). We believe our ability to introduce new products and services provides an important competitive advantage and is one of the factors that has led to advanced services penetration rates and revenue growth rates that have been higher than cable industry averages over the last few years. As of June 30, 2006, on an historical basis, 5.0 million (or nearly 53%) of our 9.5 million basic video customers subscribed to our digital video services, 4.6 million (or over 28%) of our high-speed data service-ready homes subscribed to a high-speed data service and 1.4 million (or nearly 9%) of our voice service-ready homes subscribed to Digital Phone, our newest service, which we launched broadly during 2004. We have been able to increase our average monthly subscription revenue per basic video subscriber (“subscription ARPU”) at double digit rates for 22 consecutive quarters through June 30, 2006, which we believe is driven in large part by the expansion of our service offerings. In the quarter ending June 30, 2006, on an historical basis, our subscription ARPU was approximately $91, which we believe was above the cable industry average. In addition to consumer subscription services, we also provide communications services to commercial customers and sell advertising time to a variety of national, regional and local businesses.

Our business benefits greatly from increasing the penetration of multiple services and, as a result, we continue to create and aggressively market desirable bundles of services to existing and potential customers. As of June 30,

2006, on an historical basis, approximately 42% of our customers purchased two or more of our video, high-speed data and Digital Phone services, and 11% purchased all three of these services. We believe that offering our customers desirable bundles of services results in greater revenue and reduced customer churn.

Consistent with our strategy of growing through disciplined and opportunistic acquisitions, on July 31, 2006, we completed a series of transactions with Adelphia and Comcast, which resulted in a net increase of 7.6 million homes passed and 3.2 million basic video subscribers served by our cable systems. As of June 30, 2006, on a pro forma basis, homes passed in the systems acquired from Adelphia and Comcast represented approximately 30% of our total homes passed. These transactions provide us with increased scale and have enhanced the clustering of our already well-clustered systems. As of June 30, 2006, penetration rates for basic video services and advanced services were generally lower in the acquired systems than in our historical systems. We believe that many of the systems we acquired will benefit from the skills of our management team and from the introduction of our advanced service offerings, including IP-based telephony service, which was not available to the subscribers in the acquired systems prior to closing. Therefore, we have an opportunity to improve the financial results of these systems.

Our Industry

As the marketplace for basic video services has matured, the cable industry has responded by introducing new services, including enhanced video services like HDTV and VOD, high-speed Internet access and IP-based telephony. We believe these advanced services have resulted in improved customer satisfaction, increased customer spending and retention. We expect the demand for these and other advanced services to increase.

We believe the cable industry is better-positioned than competing industries to widely offer a bundle of advanced services, including video, high-speed data and voice, over a single provider’s facilities. For example:

•	Direct broadcast satellite providers, currently the cable industry’s most significant competitor for video customers, generally do not provide two-way data or telephony services on their own and rely on partnerships with other companies to offer “synthetic” bundles of services.

•	Telephone companies, currently the cable industry’s most significant competitor for telephone and high-speed data customers, do not independently provide a widely available video product.

•	Independent providers of IP-based telephony services allow broadband users to make phone calls, but offer no other services.

Some telephone companies are building new fiber-to-the-node (“FTTN”) or fiber-to-the-home (“FTTH”) networks in an attempt to offer customers a product bundle comparable to those offered today by cable companies, but these advanced service offerings will not be broadly available for a number of years. Meanwhile, we expect the cable industry will benefit from its existing offerings while continuing to innovate and introduce new services.

Our Strengths

We benefit from the following competitive strengths:

Advanced cable infrastructure.  Our advanced cable infrastructure is the foundation of our business, enabling us to provide our customers with a compelling suite of products and services, regularly introduce new services and features and pursue new business opportunities. Our infrastructure is engineered to accommodate future capacity enhancements in a cost-efficient, as-needed manner. We believe that the long-term capabilities of our network are functionally comparable to those of proposed or emerging networks of the telephone companies, and superior to the capabilities of the legacy networks of the telephone companies and the delivery systems of direct broadcast satellite operators.

Innovation leader.  We are a recognized leader in developing and introducing innovative new technologies and services, and creating enhancements to existing services. Our ability to deliver technological innovations that respond to our customers’ needs and interests is reflected in the widespread customer adoption of these products and services. This leadership has enabled us to accelerate the rate at which we have introduced new services and features over the last few years, resulting in increased subscription ARPU and lowered customer churn.

Large, well-clustered cable systems.  We operate large, well-clustered cable systems, and the recently-completed transactions with Adelphia and Comcast further enhanced our already well-clustered operations. We believe clustering provides us with significant operating and financial advantages, including the ability to: rapidly and cost-effectively introduce new services; market our services more effectively; offer advertisers a convenient geographic platform; maintain high-quality local management teams; and offer competitive proprietary local programming.

Consistent track record.  We have established a record of financial growth and strong operating performance driven primarily by the introduction of our advanced services. For example, our RGU net additions have increased from 1.6 million for the twelve months ended June 30, 2005 to 2.7 million for the twelve months ended June 30, 2006, representing a 69% increase, on an historical basis. In addition, we have doubled our subscription ARPU in the last five years from approximately $45 for the quarter ended March 31, 2001 to approximately $91 for the quarter ended June 30, 2006, representing a 14% compound annual growth rate.

Highly-experienced management team.  Our senior corporate and operating management averages more than 17 years of service with us. Over our long history in the cable business, our management team has demonstrated efficiency, discipline and speed in its execution of cable system upgrades and the introduction of new and enhanced service offerings and has also demonstrated the ability to efficiently integrate the cable systems we acquire from other cable operators into our existing systems.

Local presence.  We believe our presence in the diverse communities we serve helps make us responsive to our customers’ needs and interests, as well as to local competitive dynamics. Our locally-based employees are familiar with the services we offer in their area and are trained and motivated to promote additional services at each point of customer contact.

Our Strategy

Our goal is to continue to attract new customers while at the same time deepening relationships with existing customers in order to increase the amount of revenue we earn from each home we pass and increase customer retention. We plan to achieve these goals through ongoing innovation, focused marketing, superior customer care and a disciplined acquisition strategy.

Ongoing innovation.  We define innovation as the pairing of technology with carefully-researched insights into the services that our customers will value. We will continue to fast-track laboratory and consumer testing of promising concepts and services and rapidly deploy those that we believe will enhance our customer relationships and increase our profitability. We also seek to develop integrated offerings that combine elements of two or more services. We have a proven track record with respect to the introduction of new services.

Marketing.  Our marketing strategy has three key components: promoting bundled services, effective merchandising and building our brand. We are focused on marketing bundles—differentiated packages of multiple services and features for a single price—as we have seen that customers who subscribe to bundles of our services are generally less likely to switch providers and are more likely to be receptive to additional services, including those that we may offer in the future. Our merchandising strategy is to offer bundles with entry-level pricing, which provides our customer care representatives with the opportunity to offer potential customers additional services or upgraded levels of existing services.

Superior customer care.  We believe that providing superior customer care helps build customer loyalty and retention, strengthens the Time Warner Cable brand and increases demand for our services. We have implemented a range of initiatives to ensure that customers have the best possible experience with minimum inconvenience when ordering and paying for services, scheduling installations and other visits, or obtaining technical or billing information with respect to their services.

Growth through disciplined strategic acquisitions.  We will continue to evaluate and selectively pursue opportunistic strategic acquisitions, system swaps and joint ventures that we believe will add value to our existing business. The transactions we completed with Adelphia and Comcast on July 31, 2006 are consistent with this strategy. Our goal with respect to the systems we acquired in these transactions is to increase penetration of our basic and advanced services toward the levels enjoyed by our historical systems, thereby increasing revenue growth and profitability. In order to achieve this goal, we will upgrade the capacity and technical performance of the newly-acquired systems to levels that will allow us to deliver all of our advanced services and features, which we anticipate will require us to spend approximately $650 million over the next few years.

Recent Developments

Transactions with Adelphia and Comcast

On July 31, 2006, we completed the following transactions with Adelphia and Comcast:

•	The Adelphia Acquisition. We acquired certain assets and assumed certain liabilities from Adelphia, which is currently in bankruptcy, for approximately $8.9 billion in cash and 156 million shares, or 17.3%, of our Class A common stock (approximately 16% of our total common stock). We refer to the cable systems we acquired from Adelphia, after giving effect to the transactions with Adelphia and Comcast, as the “Adelphia Acquired Systems.” On the same day, Comcast purchased certain assets and assumed certain liabilities from Adelphia for approximately $3.6 billion in cash. Together, we and Comcast purchased substantially all of the cable assets of Adelphia (the “Adelphia Acquisition”).

•	The Redemptions. Immediately before the Adelphia Acquisition, we redeemed Comcast’s interests in our company and Time Warner Entertainment Company, L.P. (“TWE”), one of our subsidiaries, in exchange for the capital stock of a subsidiary of ours and a subsidiary of TWE, respectively, together holding an aggregate of approximately $2 billion in cash and historical cable systems serving approximately 751,000 basic video subscribers, as of June 30, 2006 (the “TWC Redemption” and the “TWE Redemption,” respectively, and, together, the “Redemptions”).

•	The Exchange. Immediately after the Adelphia Acquisition, we and Comcast also swapped certain cable systems, some of which were acquired from Adelphia, in order to enhance our and Comcast’s respective geographic clusters of subscribers (the “Exchange”). We refer to the cable systems we acquired from Comcast, after giving effect to the transactions with Adelphia and Comcast, as the “Comcast Acquired Systems,” and to the collective systems acquired from Adelphia and Comcast as the “Acquired Systems.”

For additional information regarding the Adelphia Acquisition, the Redemptions and the Exchange (collectively, the “Transactions”), see “The Transactions.”

The Adelphia Acquisition was designed to be a taxable acquisition of assets that would result in a tax basis in the acquired assets equal to the purchase price we paid. The resulting step-up in the tax basis of the assets would increase future tax deductions, reduce future net cash tax payments and thereby increase our future cash flows. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Business Transactions and Developments—Tax Benefits from the Transactions.”

TKCCP Dissolution

We are in the process of dissolving TKCCP, a 50-50 joint venture between us and Comcast, which, as of June 30, 2006, served approximately 1.6 million basic video subscribers throughout Houston, Kansas City, south and west Texas and New Mexico. Upon the dissolution, we will receive the cable systems in Kansas City, south and west Texas and New Mexico, which collectively served approximately 789,000 basic video subscribers as of June 30, 2006, and Comcast will receive the Houston cable systems. Comcast has refinanced the debt of TKCCP and we will not assume any debt of TKCCP upon its dissolution. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Business Transactions and Developments—Joint Venture Dissolution.”

Corporate Structure and Other Information

Although we and our predecessors have been in the cable business for over 30 years in various legal forms, Time Warner Cable Inc. was incorporated as a Delaware corporation on March 15, 1999. Our principal executive offices are located at 290 Harbor Drive, Stamford, CT 06902. Our telephone number is (203) 328-0600 and our corporate website is www.timewarnercable.com. The information on our website is not part of this prospectus.

The following chart illustrates our corporate structure after giving pro forma effect to the Transactions and the dissolution of TKCCP, but before giving effect to this offering. The subscriber numbers, long-term debt and preferred equity balances presented below are approximate as of June 30, 2006 on a pro forma basis. Certain intermediate entities and certain preferred interests held by us or our subsidiaries are not reflected. The subscriber counts within each entity indicate the number of basic video subscribers attributable to cable systems owned by such entity. Basic video subscriber amounts reflect billable subscribers who receive our basic video service.

(1)	Excludes an unamortized fair value adjustment of $147 million.

(2)	The subscribers and ownership interests listed in the chart for the Time Warner Entertainment-Advance/Newhouse Partnership (“TWE-A/N”) relate only to those TWE-A/N systems in which we have an economic interest and over which we exercise day-to-day supervision. See “Our Operating Partnerships and Joint Ventures—Description of Certain Provisions of the TWE-A/N Agreement” for a more detailed description of the TWE-A/N ownership structure.

The Offering

Class A common stock offered by the selling stockholder	shares

Common stock outstanding	901,913,430 shares of Class A common stock, par value $0.01 per share 75,000,000 shares of Class B common stock, par value $0.01 per share 976,913,430 total shares of common stock

New York Stock Exchange symbol	TWC

Voting rights	Our Class A common stock votes as a single class with respect to the election of Class A directors, which are required to represent between one-sixth and one-fifth of our directors (and in any event no fewer than one). There are currently two Class A directors.

Our Class B common stock votes as a single class with respect to the election of Class B directors, which are required to represent between four-fifths and five-sixths of our directors. There are currently eight Class B directors.

Except in the election of directors and other specified matters, the shares of Class A common stock and Class B common stock vote together as a single class on all matters submitted to our stockholders. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes.

Time Warner controls 82.7% of the vote in matters where the holders of Class A common stock vote as a single class, 100% of the vote in matters where the holders of Class B common stock vote as a single class and 90.6% of the vote in matters where the holders of Class A common stock and the Class B common stock vote together as a single class. In addition to any other vote or approval required, the approval of the holders of a majority of the voting power of then-outstanding shares of Class A common stock held by persons other than Time Warner will be necessary in connection with certain specified matters. For more information, please see “Description of Capital Stock—Common Stock—Voting.”

Dividend policy	We do not expect to pay dividends or make any other distributions on our common stock in the future. For more information, please see “Dividend Policy.”

Use of proceeds	We will not receive any of the proceeds from the sale of shares by the selling stockholder. The selling stockholder will receive all net proceeds from the sale of shares of our Class A common stock offered under this prospectus.

Risk Factors	You should carefully consider all of the information in this prospectus and, in particular, you should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our Class A common stock.

SUMMARY FINANCIAL AND SUBSCRIBER DATA

Our summary financial and subscriber data are set forth on the following tables. The summary historical balance sheet as of December 31, 2004 and 2005 and statement of operations data for each of the years ended December 31, 2003, 2004 and 2005 have been derived from our audited financial statements included elsewhere in this prospectus. The summary historical balance sheet data as of December 31, 2003 have been derived from our audited financial statements not included in this prospectus. The summary balance sheet data as of June 30, 2006 and the statement of operations data for the six months ended June 30, 2005 and 2006 have been derived from our unaudited consolidated financial statements contained elsewhere in this prospectus. The summary historical balance sheet data as of June 30, 2005 have been derived from our unaudited financial statements not included in this prospectus. In the opinion of management, the unaudited financial data reflect all adjustments, consisting of normal and recurring adjustments, necessary for a fair statement of our results of operations for those periods. Our results of operations for the six months ended June 30, 2006 are not necessarily indicative of the results that can be expected for the full year or for any future period.

The summary unaudited pro forma financial data set forth below give effect to the Transactions, the dissolution of TKCCP and the other matters described under “Unaudited Pro Forma Condensed Combined Financial Information,” as if the Transactions and the dissolution of TKCCP occurred on January 1, 2005 for statement of operations data and as of June 30, 2006 for balance sheet data. The unaudited pro forma information does not purport to represent what our results of operations or financial position would have been if the Transactions, the dissolution of TKCCP and such other matters had occurred as of the dates indicated or what those results will be for future periods.

References to subscriber data refer to cable systems serving 9.5 million basic video subscribers as of June 30, 2006, on an historical basis, whose results are consolidated with ours. As of June 30, 2006, we also managed an additional 1.6 million subscribers served by TKCCP, a 50-50 joint venture with Comcast whose results are not consolidated with ours. For additional discussion of this joint venture, see “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Business Transactions and Developments—Joint Venture Dissolution.”

The following financial information reflects the impact of the restructuring of TWE, which was completed on March 31, 2003 (the “TWE Restructuring”) and is described in more detail under “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Business Transactions and Developments—Restructuring of Time Warner Entertainment Company, L.P.,” the adoption of Financial Accounting Standards Board (“FASB”) Statement No. 123 (revised 2004), Share-based Payment (“FAS 123R”), and a restatement of our financial statements resulting from a settlement between Time Warner and the Securities and Exchange Commission (the “SEC”). The following information should be read in conjunction with “Selected Historical Consolidated Financial and Subscriber Data,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and our consolidated financial statements and related notes, ACC’s consolidated financial statements and related notes and Comcast’s special purpose combined carve-out financial statements of the Los Angeles, Dallas and Cleveland cable system operations and related notes, each of which is included elsewhere in this prospectus.

	Year ended December 31,				Six months ended June 30,
				Pro			Pro
				Forma			Forma
	2003	2004	2005	2005	2005	2006	2006
	(restated, except pro forma data)
	(in millions, except per share data)

Statement of Operations Data:
Revenues:
Video	$5,810	$6,180	$6,537	$9,229	$3,241	$3,475	$4,881
High-speed data	1,422	1,760	2,145	2,694	1,018	1,258	1,574
Voice(1)	1	29	282	379	89	309	361
Advertising	466	515	534	782	255	259	384

Total revenues	7,699	8,484	9,498	13,084	4,603	5,301	7,200
Costs and expenses:
Costs of revenues	3,339	3,714	4,211	6,281	2,066	2,369	3,430
Selling, general and administrative expenses	1,438	1,538	1,626	2,189	810	935	1,242
Merger-related and restructuring costs	15	—	42	41	30	22	21
Depreciation	1,403	1,438	1,588	2,253	762	829	1,116
Amortization	58	76	76	292	39	40	147
Impairment of long-lived assets	—	—	—	4	—	—	9

Total costs and expenses	6,253	6,766	7,543	11,060	3,707	4,195	5,965

Operating Income	1,446	1,718	1,955	2,024	896	1,106	1,235
Interest expense, net	(492)	(465)	(464)	(917)	(235)	(225)	(451)
Income (loss) from equity investments, net	33	41	43	(5)	21	42	—
Minority interest expense, net	(62)	(62)	(70)	(59)	(31)	(46)	(51)
Other income (expense), net	—	11	1	(21)	1	1	(4)

Income before income taxes, discontinued operations and cumulative effect of accounting change	925	1,243	1,465	1,022	652	878	729
Income tax provision	(384)	(517)	(212)	(44)	(54)	(350)	(295)

Income before discontinued operations and cumulative effect of accounting change	$541	$726	$1,253	$978	$598	$528	$434

Basic and diluted income per common share before discontinued operations and cumulative effect of accounting change	$0.57	$0.73	$1.25	$1.00	$0.60	$0.53	$0.44

Cash dividend declared per common share	$—	$—	$—	$—	$—	$—	$—

Weighted average common shares outstanding	955	1,000	1,000	977	1,000	1,000	977

OIBDA(2)	$2,907	$3,232	$3,619	$4,569	$1,697	$1,975	$2,498

				As of June 30,
	As of December 31,					Pro Forma
	2003	2004	2005	2005	2006	2006
	(restated, except pro forma data)
	(in millions)

Balance Sheet Data:
Cash and cash equivalents	$329	$102	$12	$28	$26	$58
Total assets	42,902	43,138	43,677	43,162	44,010	54,895
Total debt and mandatorily redeemable preferred equity(3)	8,368	7,299	6,863	6,971	6,523	14,622

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
	(restated)
	(in millions)

Other Operating Data of Continuing Operations:
Cash provided by operating activities	$2,128	$2,661	$2,540	$1,239	$1,541
Free Cash Flow(4)	262	938	534	329	459
Capital expenditures	(1,637)	(1,712)	(1,975)	(899)	(1,066)

	As of December 31,				As of June 30,
				Pro			Pro
				Forma			Forma
	2003	2004	2005	2005	2005	2006	2006
	(in thousands, except percentages)

Subscriber Data:
Customer relationships(5)	9,727	9,891	10,111	NA	9,978	10,278	NA
Revenue generating units(6)	15,907	17,069	19,317	26,751	17,987	20,722	28,365
Video:
Homes passed(7)	15,578	15,869	16,384	25,536	16,013	16,603	25,880
Basic subscribers(8)	9,347	9,315	9,400	13,439	9,316	9,478	13,512
Basic penetration(9)	60.0%	58.7%	57.4%	52.6%	58.2%	57.1%	52.2%
Digital subscribers	3,651	4,059	4,641	6,461	4,285	5,007	6,900
Digital penetration(10)	39.1%	43.6%	49.4%	48.1%	46.0%	52.8%	51.1%
High-speed data:
Service-ready homes passed(11)	15,396	15,770	16,299	25,156	15,911	16,427	25,395
Residential subscribers	2,785	3,362	4,141	5,517	3,700	4,636	6,139
Residential high-speed data penetration(12)	18.1%	21.3%	25.4%	21.9%	23.3%	28.2%	24.2%
Commercial accounts	115	151	185	196	168	200	216
Voice:(13)
Service-ready homes passed(14)	NM	8,630	14,049	14,308	12,140	14,917	15,140
Subscribers	NM	182	950	998	518	1,401	1,462
Penetration(15)	NM	2.1%	6.8%	7.0%	4.3%	9.4%	9.7%

NA —	Not available

NM —	Not meaningful

(1)	Pro forma voice revenues include revenues of $78 million and $38 million for the year ended December 31, 2005 and the six months ended June 30, 2006, respectively, associated with subscribers acquired from Comcast in the Exchange who receive traditional, circuit-switched telephone service (approximately 140,000 and 136,000 subscribers at December 31, 2005 and June 30, 2006, respectively).

(2)	OIBDA is a measurement not recognized in financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”). We define OIBDA as Operating Income (Loss) before depreciation of tangible assets and amortization of intangible assets. Management considers OIBDA an important indicator of the operational strength and performance of our businesses, including our ability to provide cash flows to service debt and fund capital expenditures. In addition, OIBDA eliminates the uneven effect of considerable amounts of depreciation of tangible assets and amortization of intangible assets recognized in business combinations accounted for by the purchase method and is a meaningful measure of performance commonly used in the cable industry and by the investment community and our lenders to analyze and compare companies such as ours. However, OIBDA should be considered in addition to, and not as a substitute for, Operating Income (Loss), net income (loss) and other measures of financial performance reported in accordance with GAAP and may not be comparable to similarly titled measures used by other companies.

The following is a reconciliation of Operating Income and Net Income to OIBDA:

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
	(restated, in millions)

Net Income	$664	$726	$1,253	$598	$530
Reconciling items:
Income from discontinued operations, net	(123)	—	—	—	—
Cumulative effect of accounting change, net	—	—	—	—	(2)
Income tax provision	384	517	212	54	350
Other income	—	(11)	(1)	(1)	(1)
Minority interest expense, net	62	62	70	31	46
Income from equity investments, net	(33)	(41)	(43)	(21)	(42)
Interest expense, net	492	465	464	235	225

Operating Income	1,446	1,718	1,955	896	1,106
Depreciation	1,403	1,438	1,588	762	829
Amortization	58	76	76	39	40

OIBDA	$2,907	$3,232	$3,619	$1,697	$1,975

The following is a reconciliation of pro forma Operating Income and pro forma Income before discontinued operations and cumulative effect of accounting change to pro forma OIBDA:

	Pro Forma
		Six months
	Year ended	ended
	December 31,	June 30,
	2005	2006
	(in millions)

Income before discontinued operations and cumulative effect of accounting change	$978	$434
Reconciling items:
Income tax provision	44	295
Other expense, net	21	4
Minority interest expense, net	59	51
Loss from equity investments, net	5	—
Interest expense, net	917	451

Operating Income	2,024	1,235
Depreciation	2,253	1,116
Amortization	292	147

OIBDA	$4,569	$2,498

(3)	Total debt and mandatorily redeemable preferred equity includes debt due within one year of $4 million and $1 million at December 31, 2003 and 2004, respectively (none at December 31, 2005, June 30, 2005 and June 30, 2006), long-term debt and mandatorily redeemable preferred equity interests in TWE.

(4)	Free Cash Flow is a measurement not recognized in financial statements presented in accordance with GAAP. We define Free Cash Flow as cash provided by operating activities (as defined under GAAP) less cash provided by (used by) discontinued operations, capital expenditures, partnership distributions and principal payments on capital leases. Management measures Free Cash Flow and believes that Free Cash Flow is useful to it and investors because it is a commonly used financial analysis tool for measuring and comparing cable companies’ liquidity and leverage, due to the capital-intensive nature of the cable business and the resulting significant level of depreciation and amortization expense. Free Cash Flow should not be considered as an alternative to net cash provided by operating activities as a measure of liquidity, and may not be comparable to similarly titled measures used by other companies.

The following is a reconciliation of Cash provided by operating activities to Free Cash Flow:

				Six months ended
	Year ended December 31,			June 30,
	2003	2004	2005	2005	2006
	(in millions)

Cash provided by operating activities	$2,128	$2,661	$2,540	$1,239	$1,541
Reconciling items:
Discontinued operations (income) loss	(123)	—	—	—	—
Operating cash flow adjustments relating to discontinued operations	(73)	—	—	—	—

Cash provided by continuing operating activities	1,932	2,661	2,540	1,239	1,541
Capital expenditures from continuing operations	(1,637)	(1,712)	(1,975)	(899)	(1,066)
Partnership distributions and principal payments on capital leases of continuing operations	(33)	(11)	(31)	(11)	(16)

Free Cash Flow	$262	$938	$534	$329	$459

(5)	The number of customer relationships is the number of subscribers that receive at least one level of service, encompassing video, high-speed data and voice services, without regard to the service(s) purchased. Therefore, a subscriber who purchases only high-speed data services and no video service will count as one customer relationship, and a subscriber who purchases both video and high-speed data services will also count as one customer relationship.

(6)	Revenue generating units are the sum of all analog video, digital video, high-speed data and voice subscribers. Therefore, a subscriber who purchases analog video, digital video and high-speed data services will count as three revenue generating units.

(7)	Homes passed represent the estimated number of service-ready single residence homes, apartment and condominium units and commercial establishments passed by our cable systems without further extending our transmission lines.

(8)	Basic subscriber amounts reflect billable subscribers who receive basic video service.

(9)	Basic penetration represents basic subscribers as a percentage of homes passed.

(10)	Digital penetration represents digital subscribers as a percentage of basic video subscribers.

(11)	High-speed data service-ready homes passed represent the number of high-speed data service-ready single residence homes, apartment and condominium units and commercial establishments passed by our cable systems without further extending our transmission lines.

(12)	Residential high-speed data penetration represents residential high-speed data subscribers as a percentage of high-speed data service-ready homes passed.

(13)	Pro forma voice subscriber data exclude subscribers acquired from Comcast in the Exchange who receive traditional, circuit-switched telephone services (approximately 140,000 and 136,000 subscribers at December 31, 2005 and June 30, 2006, respectively).

(14)	Voice service-ready homes passed represent the number of voice service-ready single residence homes, apartment and condominium units and commercial establishments passed by our cable systems without further extending our transmission lines.

(15)	Voice penetration is calculated as voice subscribers divided by voice service-ready homes passed.

RISK FACTORS

An investment in our Class A common stock involves risks. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before buying shares of our Class A common stock. Any of the risk factors we describe below could adversely affect our business, financial condition and operating results. The market price of our Class A common stock could decline if one or more of these risks and uncertainties develop into actual events. You may lose all or part of the money you paid to buy our Class A common stock. Some of the statements in “Risk Factors” are forward-looking statements. For more information about forward-looking statements, please see “Forward-Looking Statements.”

Risks Related to Competition

We face a wide range of competition, which could affect our future results of operations.

Our industry is and will continue to be highly competitive. Our competitors—principally direct broadcast satellite operators and incumbent local telephone companies—either offer or are making significant capital investments that will allow them to offer services that provide directly comparable features and functions to those we offer, and they are aggressively seeking to offer them in bundles similar to our own.

Incumbent local telephone companies have recently increased their efforts to provide video services. The two major incumbent local telephone companies—AT&T Inc. (“AT&T”) and Verizon Communications, Inc. (“Verizon”)—have both announced that they intend to make fiber upgrades of their networks, although each is using a different architecture. AT&T is expected to utilize one of a number of fiber architectures, including FTTN, and Verizon utilizes a fiber architecture known as FTTH. Some upgraded portions of these networks are or will be capable of carrying two-way video services that are technically comparable to ours, high-speed data services that operate at speeds as high or higher than those we make available to customers in these areas and digital voice services that are similar to ours. In addition, these companies continue to offer their traditional phone services as well as bundles that include wireless voice services provided by affiliated companies. We believe that these competitors’ fiber upgrades have been completed in systems representing approximately 5% of our homes passed as of June 30, 2006, on a pro forma basis. In areas where they have launched video services, these parties are aggressively marketing video, voice and data bundles at entry level prices similar to those we use to market our bundles.

Our video business faces intense competition from direct broadcast satellite providers. These providers compete with us based on aggressive promotional pricing and exclusive programming (e.g., “NFL Sunday Ticket,” which is not available to cable operators). Direct broadcast satellite programming is comparable in many respects to our analog and digital video services, including our DVR service. In addition, the two largest direct broadcast satellite providers offer some interactive programming features.

In some areas, incumbent local telephone companies and direct broadcast satellite operators have entered into co-marketing arrangements that allow both parties to offer synthetic bundles (i.e., video services provided principally by the direct broadcast satellite operator, and digital subscriber line (“DSL”) and traditional phone service offered by the telephone companies). From a consumer standpoint, the synthetic bundles appear similar to our bundles and result in a single bill. AT&T is offering a service in some areas that utilizes direct broadcast satellite video but in an integrated package with AT&T’s DSL product, which enables an Internet-based return path that allows the user to order a VOD-like product and other services that we provide using our two-way network.

We operate our cable systems under non-exclusive franchises granted by state or local authorities. The existence of more than one cable system operating in the same territory is referred to as an “overbuild.” In some of our operating areas, other operators have overbuilt our systems and offer video, data and/or voice services in competition with us.

In addition to these competitors, we face competition on individual services from a range of competitors. For instance, our video service faces competition from providers of paid television services (such as satellite master antenna services) and from video delivered over the Internet. Our high-speed data service faces competition from, among others, incumbent local telephone companies utilizing their newly-upgraded fiber networks and/or DSL lines, Wi-Fi, Wi-Max and 3G wireless broadband services provided by mobile carriers such as Verizon Wireless, broadband over power line providers, and from providers of traditional dial-up Internet access. Our voice service faces competition for voice customers from incumbent local telephone companies, cellular telephone service providers, Internet phone providers, such as Vonage, and others.

Any inability to compete effectively or an increase in competition with respect to video, voice or high-speed data services could have an adverse effect on our financial results and return on capital expenditures due to possible increases in the cost of gaining and retaining subscribers and lower per subscriber revenue, could slow or cause a decline in our growth rates, reduce our revenues, reduce the number of our subscribers or reduce our ability to increase penetration rates for services. As we expand and introduce new and enhanced products and services, we may be subject to competition from other providers of those products and services, such as telecommunications providers, Internet service providers (“ISPs”) and consumer electronics companies, among others. We cannot predict the extent to which this competition will affect our future financial results or return on capital expenditures.

Future advances in technology, as well as changes in the marketplace and in the regulatory and legislative environments, may result in changes to the competitive landscape. For additional information regarding the regulatory and legal environment, see “—Risks Related to Government Regulation” and “Business—Regulatory Matters.”

We face risks relating to competition for the leisure and entertainment time of audiences, which has intensified in part due to advances in technology.

In addition to the various competitive factors discussed above, our business is subject to risks relating to increasing competition for the leisure and entertainment time of consumers. Our business competes with all other sources of entertainment and information delivery, including broadcast television, movies, live events, radio broadcasts, home video products, console games, print media and the Internet. Technological advancements, such as VOD, new video formats, and Internet streaming and downloading, have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences could negatively impact not only consumer demand for our products and services, but also advertisers’ willingness to purchase advertising from us. If we do not respond appropriately to further increases in the leisure and entertainment choices available to consumers, our competitive position could deteriorate, and our financial results could suffer.

Significant increases in the use of bandwidth-intensive Internet-based services could increase our costs.

The rising popularity of bandwidth-intensive Internet-based services poses special risks for our high-speed data business. Examples of such services include peer-to-peer file sharing services, gaming services, the delivery of video via streaming technology and by download, as well as Internet phone services. If heavy usage of bandwidth-intensive services grows beyond our current expectations, we may need to invest more capital than currently anticipated to expand the bandwidth capacity of our systems or our customers may have a suboptimal experience when using our high-speed data service. Our ability to manage our network efficiently could be restricted by legislative efforts to impose so-called “net neutrality” requirements on cable operators. See “—Risks Related to Government Regulation—Our business is subject to extensive governmental regulation, which could adversely affect our business.”

Our competitive position could suffer if we are unable to develop a compelling wireless offering.

We offer high-quality information, entertainment and communication services over sophisticated broadband cable networks. We believe these networks currently provide the most efficient means to provide such services to consumers’ homes. However, consumers are increasingly interested in accessing information, entertainment and communication services outside the home as well.

We are exploring various means by which we can offer our customers mobile services but there can be no assurance that we will be successful in doing so or that any such services we offer will appeal to consumers. In November 2005, we and several other cable operators, together with Sprint Nextel Corporation (“Sprint”), announced the formation of a joint venture that would develop integrated cable and wireless products that the venture’s owners could offer to customers bundled with cable services. There can be no assurance that the joint venture will successfully develop any such products, that any products developed will be accepted by consumers or, even if accepted, that the offering will be profitable. A separate joint venture formed by the same parties participated in the recently completed Federal Communication Commission’s (the “FCC”) Auction 66 for Advanced Wireless Spectrum and has been identified as a provisional winning bidder of 137 licenses. Until the FCC license award process is complete, there can be no assurance that the venture will acquire any such spectrum. If licenses are finally awarded to the venture there can be no assurance that the venture will attempt to or will be able to successfully develop mobile voice and related wireless services or otherwise benefit from the acquired spectrum.

To date, our telephone competitors have only been able to include mobile services in their offerings through co-marketing relationships with affiliated wireless providers, which we do not believe have proven particularly compelling to consumers. However, we anticipate that, in the future, our competitors will either gain greater ownership of, or enter into more effective marketing arrangements with, these wireless providers. For instance, if AT&T completes its planned acquisition of BellSouth Corp., it will acquire 100% ownership of Cingular Wireless, LLC, a wireless provider of which AT&T currently owns 60%. If our competitors begin to expand their service bundles to include compelling mobile features before we have developed an equivalent or more compelling offering, we may not be in a position to provide a competitive product offering and our business and financial results could suffer.

If we pursue wireless strategies intended to provide us with a competitive response to offerings such as those described above, there can be no assurance that such strategies will succeed. For instance, we could, in pursuing such a strategy, select technologies, products and services that fail to appeal to consumers. In addition, we could incur significant costs in gaining access to, developing and marketing, such services. If we incurred such costs, and the resulting products and services were not competitive with other parties’ products or appealing to our customers, our business and financial results could suffer.

Additional Risks of Our Operations

Our business is characterized by rapid technological change, and if we do not respond appropriately to technological changes, our competitive position may be harmed.

We operate in a highly competitive, consumer-driven and rapidly changing environment and are, to a large extent, dependent on our ability to acquire, develop, adopt and exploit new and existing technologies to distinguish our services from those of our competitors. This may take long periods of time and require significant capital investments. In addition, we may be required to anticipate far in advance which technologies and equipment we should adopt for new products and services or for future enhancements of or upgrades to our existing products and services. If we choose technologies or equipment that are less effective, cost-efficient or attractive to our customers than those chosen by our competitors, or if we offer products or services that fail to appeal to consumers, are not available at competitive prices or that do not function as expected, our competitive position could deteriorate, and our business and financial results could suffer.

Our competitive position also may be adversely affected by various timing factors, such as the ability of our competitors to acquire or develop and introduce new technologies, products and services more quickly than we do. Furthermore, advances in technology, decreases in the cost of existing technologies or changes in competitors’ product and service offerings also may require us in the future to make additional research and development expenditures or to offer at no additional charge or at a lower price certain products and services we currently offer to customers separately or at a premium. In addition, the uncertainty of the costs for obtaining intellectual property rights from third parties could impact our ability to respond to technological advances in a timely manner.

The combination of increased competition, more technologically advanced platforms, products and services, the increasing number of choices available to consumers and the overall rate of change in media and entertainment industries requires companies such as us to become more responsive to consumer needs and to adapt more quickly to market conditions than had been necessary in the past. We could have difficulty managing these changes while at the same time maintaining our rates of growth and profitability.

We face certain challenges relating to the integration of the systems acquired in the Transactions into our existing systems, and we may not realize the anticipated benefits of the Transactions.

The Transactions have combined cable systems that were previously owned and operated by three different companies. We expect that we will realize cost savings and other financial and operating benefits as a result of the Transactions. However, due to the complexity of and risks relating to the integration of these systems, among other factors, we cannot predict with certainty when these cost savings and benefits will occur or the extent to which they actually will be achieved, if at all.

The successful integration of the Acquired Systems will depend primarily on our ability to manage the combined operations and integrate into our operations the Acquired Systems (including management information, marketing, purchasing, accounting and finance, sales, billing, customer support and product distribution infrastructure, personnel, payroll and benefits, regulatory compliance and technology systems), as well as the related control processes. The integration of these systems, including the upgrade of certain portions of the Adelphia Acquired Systems, requires significant capital expenditures and may require us to use financial resources we would otherwise devote to other business initiatives, including marketing, customer care, the development of new products and services and the expansion of our existing cable systems. While we currently expect to spend approximately $650 million to upgrade the Acquired Systems over the next few years, we may be required to spend additional capital for that purpose. Furthermore, these integration efforts may require more attention from our management and impose greater strains on our technical resources than anticipated. If we fail to successfully integrate the Acquired Systems, it could have a material adverse effect on our business and financial results.

We have entered into transitional services arrangements with each of Adelphia and Comcast under which they have agreed to assist us by providing certain services in the Acquired Systems as we integrate those systems into our existing systems. Any failure by Adelphia or Comcast to perform under their respective agreements may cause the integration of the Acquired Systems to be delayed and may increase the amount of time and money we need to devote to the integration of the Acquired Systems.

We face risks inherent to our voice services line of business.

We may encounter unforeseen difficulties as we introduce our voice service in new operating areas, including the Acquired Systems, and/or increase the scale of our voice service offerings in areas in which they have already been launched. First, we face heightened customer expectations for the reliability of voice services as compared with our video and high-speed data services. We have undertaken significant training of customer service representatives and technicians, and we will continue to need a highly trained workforce. To ensure reliable service, we may need to increase our expenditures, including spending on technology, equipment and personnel. If the service is not sufficiently reliable or we otherwise fail to meet customer expectations, our voice services business could be adversely affected. Second, the competitive landscape for voice services is intense; we face competition from providers of Internet phone services, as well as incumbent local telephone companies, cellular telephone service providers and others. See “—Risks Related to Competition—We face a wide range of competition, which could affect our future results of operations.” Third, our voice services depend on interconnection and related services provided by certain third parties. As a result, our ability to implement changes as the service grows may be limited. Finally, we expect advances in communications technology, as well as changes in the marketplace and the regulatory and legislative environment. Consequently, we are unable to predict the effect that ongoing or future developments in these areas might have on our voice business and operations.

In addition, our launch of voice services in the Acquired Systems may pose certain risks. We will be unable to provide our voice services in some of the Acquired Systems without first upgrading the facilities. Additionally, we may need to obtain certain services from third parties prior to deploying voice services in the Acquired Systems. If we encounter difficulties or significant delays in launching voice services in the Acquired Systems, our business and financial results may be adversely affected.

Our ability to attract new basic video subscribers is dependent in part on growth in new housing in our service areas.

Providing basic video services is an established and highly penetrated business. Approximately 85% of U.S. households are now receiving multi-channel video service. As a result, our ability to achieve incremental growth in basic video subscribers is dependent in part on growth in new housing in our service areas, which is influenced by various factors outside of our control, including both national and local economic conditions. If growth in new housing falls or if there are population declines in our operating areas, opportunities to gain new basic subscribers will decrease, which may have a material adverse effect on our growth, business and financial results or financial condition.

We rely on network and information systems and other technology, and a disruption or failure of such networks, systems or technology as a result of computer viruses, misappropriation of data or other malfeasance, as well as outages, natural disasters, accidental releases of information or similar events, may disrupt our business.

Because network and information systems and other technologies are critical to our operating activities, network or information system shutdowns caused by events such as computer hacking, dissemination of computer viruses, worms and other destructive or disruptive software, denial of service attacks and other malicious activity, as well as power outages, natural disasters, terrorist attacks and similar events, pose increasing risks. Such an event could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to equipment and data. Such an event also could result in large expenditures necessary to repair or replace such networks or information systems or to protect them from similar events in the future. Significant incidents could result in a disruption of our operations, customer dissatisfaction, or a loss of customers and revenues.

Furthermore, our operating activities could be subject to risks caused by misappropriation, misuse, leakage, falsification and accidental release or loss of information maintained in our information technology systems and networks, including customer, personnel and vendor data. We could be exposed to significant costs if such risks were to materialize, and such events could damage our reputation and credibility. We also could be required to expend significant capital and other resources to remedy any such security breach. As a result of the increasing awareness concerning the importance of safeguarding personal information, the potential misuse of such information and legislation that has been adopted or is being considered regarding the protection and security of personal information, information-related risks are increasing, particularly for businesses like ours that handle a large amount of personal customer data.

If we are unable to retain senior executives and attract and retain other qualified employees, our growth might be hindered, which could impede our ability to run our business and potentially reduce our revenues and profitability.

Our success depends in part on our ability to attract, hire, train and retain qualified managerial, sales, customer service and marketing personnel. We face significant competition for these types of personnel. We may be unsuccessful in attracting and retaining the required personnel to conduct and expand our operations successfully and, in such an event, our revenues and profitability could decline. Our success also depends to a significant extent on the continued service of our senior management team, including Messrs. Britt and Hobbs, with whom we have employment agreements. The loss of any member of our senior management team or other qualified employees could impair our ability to execute our business plan and growth strategy, cause us to lose subscribers and reduce our net sales, or lead to employee morale problems and/or the loss of key employees. In addition, key personnel may leave us and compete against us.

Our business may be adversely affected if we cannot continue to license or enforce the intellectual property rights on which our business depends.

We rely on patent, copyright, trademark and trade secret laws and licenses and other agreements with our employees, customers, suppliers, and other parties, to establish and maintain our intellectual property rights in technology and the products and services used in our operations. However, any of our intellectual property rights could be challenged or invalidated, or such intellectual property rights may not be sufficient to permit us to take advantage of current industry trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, discontinuance of certain product or service offerings or other competitive harm. Additionally, from time to time we receive notices from others claiming that we infringe their intellectual property rights, and the number of these claims could increase in the future. Claims of intellectual property infringement could require us to enter into royalty or licensing agreements on unfavorable terms, incur substantial monetary liability or be enjoined preliminarily or permanently from further use of the intellectual property in question, which could require us to change our business practices and limit our ability to compete effectively. Even if we believe that the claims are without merit, the claims can be time-consuming and costly to defend and divert management’s attention and resources away from our businesses. Also, because of the rapid pace of technological change, we rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses from these third parties on reasonable terms, if at all. See also “—Risks Related to Our Relationship with Time Warner—We are party to agreements with Time Warner governing the use of our brand names, including the “Time Warner Cable” brand name, that may be terminated by Time Warner if we fail to perform our obligations under those agreements or if we undergo a change of control.”

We face certain integration challenges in connection with the internal control over financial reporting and disclosure controls and procedures of the Acquired Systems.

The Acquired Systems have pre-existing disclosure controls and procedures and internal control over financial reporting in place, which we are reviewing and integrating with our own disclosure controls and procedures and internal control over financial reporting. The review and integration of these controls may impose significant strains on our resources and may impact our compliance with applicable provisions of the Sarbanes-Oxley Act of 2002.

Additionally, Adelphia disclosed in its Annual Report on Form 10-K for the year ended December 31, 2004 (filed with the SEC on October 6, 2005) that it identified material weaknesses in its internal control over financial reporting as of December 31, 2004 and that, as of such date, Adelphia did not maintain effective internal control over financial reporting. In its Annual Report on Form 10-K for the year ended December 31, 2005 (filed with the SEC on March 29, 2006), Adelphia disclosed that it undertook significant remediation measures in 2005 and concluded that, as of December 31, 2005, there were no material weaknesses in its internal control over financial reporting. We are reviewing Adelphia’s remediation measures to determine if they are sufficient. There can be no assurance regarding the results of this review or that any additional remediation efforts, if necessary, will be completed in a timely fashion.

The accounting treatment of goodwill and other indefinite-lived intangibles could result in future asset impairments, which would be recorded as operating losses.

As of June 30, 2006, on an historical basis, we had $31.9 billion of unamortized intangible assets ($42.1 billion on a pro forma basis), including goodwill of $1.9 billion ($2.4 billion on a pro forma basis) and cable franchises of $29.9 billion ($38.7 billion on a pro forma basis), on our balance sheet. At June 30, 2006, these intangible assets represented approximately 73% of our total assets on an historical basis and approximately 77% on a pro forma basis.

FASB Statement No. 142, Goodwill and Other Intangible Assets (“FAS 142”) requires that goodwill, including the goodwill included in the carrying value of investments accounted for using the equity method of accounting, and other intangible assets deemed to have indefinite useful lives, such as franchise agreements, cease to be amortized. FAS 142 requires that goodwill and certain intangible assets be tested at least annually for impairment. If we find that the carrying value of goodwill or a certain intangible asset exceeds its fair value, we will reduce the carrying value of the goodwill or intangible asset to the fair value, and will recognize an impairment loss. Any such impairment losses are required to be recorded as non-cash operating losses.

Our 2005 annual impairment analysis, which was performed during the fourth quarter of 2005, did not result in an impairment charge. For all reporting units, the 2005 estimated fair values were within 10% of respective book values. Applying a hypothetical 10% decrease to the fair values of each reporting unit would result in a greater book value than fair value for cable franchises in the amount of approximately $150 million. Other intangible assets not subject to amortization are tested for impairment annually, or more frequently if events or circumstances indicate that the asset might be impaired. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Critical Accounting Policies—Asset Impairments—Goodwill and Other Indefinite-lived Intangible Assets.” The Redemptions were a triggering event for testing goodwill, intangible assets and other long-lived assets for impairment. Accordingly, we updated our annual impairment tests and such tests did not result in an impairment charge.

The impairment tests require us to make an estimate of the fair value of intangible assets, which is primarily determined using discounted cash flow methodologies, research analyst estimates, market comparisons and a review of recent transactions. Since a number of factors may influence determinations of fair value of intangible assets, including those set forth in this discussion of “Risk Factors” and in “Forward-Looking Statements,” we are unable to predict whether impairments of goodwill or other indefinite-lived intangibles will occur in the future. Any such impairment would result in us recognizing a corresponding operating loss, which could have a material adverse effect on the market price of our Class A common stock.

The IRS and state and local tax authorities may challenge the tax characterizations of the Adelphia Acquisition, the Redemptions and the Exchange, or our related valuations, and any successful challenge by the IRS or state or local tax authorities could materially adversely affect our tax profile, significantly increase our future cash tax payments and significantly reduce our future earnings and cash flow.

The Adelphia Acquisition was designed to be a fully taxable asset sale, the TWC Redemption was designed to qualify as a tax-free split-off under section 355 of the Internal Revenue Code of 1986, as amended (the “Tax Code”), the TWE Redemption was designed as a redemption of Comcast’s partnership interest in TWE, and the Exchange was designed as an exchange of designated cable systems. There can be no assurance, however, that the Internal Revenue Service (the “IRS”) or state or local tax authorities (collectively with the IRS, the “Tax Authorities”) will not challenge one or more of such characterizations or our related valuations. Such a successful challenge by the Tax Authorities could materially adversely affect our tax profile (including our ability to recognize the intended tax benefits from the Transactions), significantly increase our future cash tax payments and significantly reduce our future earnings and cash flow. The tax consequences of the Adelphia Acquisition, the Redemptions and the Exchange are complex and, in many cases, subject to significant uncertainties, including, but not limited to, uncertainties regarding the application of federal, state and local income tax laws to various transactions and events contemplated therein and regarding matters relating to valuation.

A significant portion of our indebtedness will mature over the next three to five years. If we are unable to refinance this indebtedness on favorable terms our financial condition and results of operations may suffer.

As of June 30, 2006, on a pro forma basis, we had $14.3 billion in outstanding indebtedness. In particular, we are the borrower under two $4.0 billion term loan facilities and a $6.0 billion revolving credit facility, which become due in February 2009, February 2011 and February 2011, respectively, as well as an issuer of commercial paper. In addition, TWE’s 7.25% senior debentures with a principal amount of $600 million will mature in 2008. No assurance can be given that we will be able to refinance our or our subsidiaries’ existing indebtedness on favorable terms, if at all. Our ability to refinance our indebtedness could be affected by many factors, including adverse developments in the lending markets and other external factors which are beyond our control. If we are unable to refinance our indebtedness on favorable terms, our cost of financing could increase significantly and have a material adverse effect on our business, financial results and financial condition. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Financial Condition and Liquidity.”

Risks Related to Dependence on Third Parties

Increases in programming costs could adversely affect our operations, business or financial results.

Programming has been, and is expected to continue to be, one of our largest operating expense items for the foreseeable future. In recent years, we have experienced sharp increases in the cost of programming, particularly sports programming. The increases are expected to continue due to a variety of factors, including inflationary and negotiated annual increases, additional programming being provided to subscribers, and increased costs to purchase new programming.

Programming cost increases that are not passed on fully to our subscribers have had, and will continue to have, an adverse impact on cash flow and operating margins. Current and future programming providers that provide content that is desirable to our subscribers may enter into exclusive affiliation agreements with our cable and non-cable competitors and may be unwilling to enter into affiliation agreements with us on acceptable terms, if at all.

In addition, increased demands by owners of some broadcast stations for carriage of other services or payments to those broadcasters for retransmission consent could further increase our programming costs. Federal law allows commercial television broadcast stations to make an election between “must-carry” rights and an alternative “retransmission-consent” regime. When a station opts for the latter, cable operators are not allowed to carry the station’s signal without the station’s permission. We currently have multi-year agreements with most of the retransmission consent stations that we carry. In some cases, we carry stations under short-term arrangements while we attempt to negotiate new long-term retransmission agreements. If negotiations with these programmers prove unsuccessful, they could require us to cease carrying their signals, possibly for an indefinite period. Any loss of stations could make our video service less attractive to subscribers, which could result in less subscription and advertising revenue. In retransmission-consent negotiations, broadcasters often condition consent with respect to one station on carriage of one or more other stations or programming services in which they or their affiliates have an interest. Carriage of these other services may increase our programming expenses and diminish the amount of capacity we have available to introduce new services, which could have an adverse effect on our business and financial results.

We depend on third party suppliers and licensors; thus, if we are unable to procure the necessary equipment, software or licenses on reasonable terms and on a timely basis, our ability to offer services could be impaired, and our growth, operations, business, financial results and financial condition could be materially adversely affected.

We depend on third party suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services. We obtain these materials from a limited number of vendors, some of which do not have a long operating history. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors’ capacity or if these vendors experience operating or financial difficulties, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials might delay the provision of services. These events could materially and adversely affect our ability to retain and attract subscribers, and have a material negative impact on our operations, business, financial results and financial condition. A limited number of vendors of key technologies can lead to less product innovation and higher costs. For these reasons, we generally endeavor to establish alternative vendors for materials we consider critical, but may not be able to establish these relationships or be able to obtain required materials on favorable terms.

For example, each of our systems currently purchases set-top boxes from a limited number of vendors. This is due to the fact that each of our cable systems uses one of two proprietary conditional access security schemes, which allow us to regulate subscriber access to some services, such as premium channels. We believe that the proprietary nature of these conditional access schemes makes other manufacturers reluctant to produce set-top boxes. Future innovation in set-top boxes may be restricted until these issues are resolved. In addition, we believe that the general lack of compatibility among set-top box operating systems has slowed the industry’s development and deployment of digital set-top box applications. We have developed a proprietary user interface and interactive programming guide that we expect to introduce in most of our operating areas during 2007. No assurance can be given that our proprietary interface and guide will operate correctly, will be popular with consumers or will be compatible with other products and services that our customers value.

In addition, we have multi-year agreements with Verizon and Sprint under which these companies assist us in providing Digital Phone service to customers by routing voice traffic to the public switched network, delivering enhanced 911 service and assisting in local number portability and long distance traffic carriage. In July 2006, we agreed to expand our relationship with Sprint, selecting them as our primary provider of these services, including in the Acquired Systems. Our transition to and reliance on a single provider for the bulk of these services may render us vulnerable to service disruptions.

In addition, in some limited areas, as a result of rulings of the applicable state public utility commissions, Verizon and Sprint cannot provide us with certain of their services, including interconnection from certain local telephone companies. While we have filed a petition with the FCC requesting clarification that Verizon and Sprint are entitled to provide these services to us and, in the interim, plan to continue to provide our Digital Phone service in these limited areas by obtaining interconnection directly from the local telephone companies and providing our own 911 connectivity and number portability, our inability to use Sprint and Verizon for these services could negatively impact our ability to offer Digital Phone in certain areas as well as the cost of providing our service.

We may encounter substantially increased pole attachment costs.

Under federal law, we have the right to attach cables carrying video services to the telephone and similar poles of investor-owned utilities at regulated rates. However, because these cables carry services other than video services, such as high-speed data services or new forms of voice services, some utility pole owners have sought to impose additional fees for pole attachment. The U.S. Supreme Court has rejected the efforts of some utility pole owners to make cable attachments carrying Internet traffic ineligible for regulatory protection. Pole owners have, however, made arguments in other areas of pole regulation that, if successful, could significantly increase our costs. In addition, our pole attachment rates may increase insofar as our systems are providing voice services.

Some of the poles we use are exempt from federal regulation because they are owned by utility cooperatives and municipal entities. These entities may not renew our existing agreements when they expire, and they may require us to pay substantially increased fees. A number of these entities are currently seeking to impose substantial rate increases. Any inability to secure continued pole attachment agreements with these cooperatives or municipal utilities on commercially reasonable terms could cause our business, financial results or financial condition to suffer.

The adoption of, or the failure to adopt, certain consumer electronics devices or computers may negatively impact our offerings of new and enhanced services.

Customer acceptance and use of new and enhanced services depend, to some extent, on customers having ready access and exposure to these services. One of the ways this access is facilitated is through the user interface included in our digital set-top boxes. As of June 30, 2006, on an historical basis, approximately 53% of our basic video subscribers leased one or more digital set-top boxes from us. The consumer electronics industry’s provision of “cable ready” and “digital cable ready” televisions and other devices, as well as the IT industry’s provision of computing devices capable of tuning, storing and displaying cable video signals, means customers owning these devices may use a different user interface from the one we provide and/or may not be able to access services requiring two way transmission capabilities unless they also have a set-top box. Accordingly, customers using these devices without set-top boxes may have limited exposure and access to our advanced video services, including our interactive program guide and VOD and SVOD. If such devices attain wide consumer acceptance, our revenue from equipment rental and two way transmission-based services could decrease, and there could be a negative impact on our ability to sell advanced services to customers. We cannot predict the extent to which different interfaces will affect our future business and operations. See “Business—Regulatory Matters—Communications Act and FCC Regulation.”

We and other cable operators are involved in various efforts to ensure that consumer electronics and IT industry devices are capable of utilizing our two-way services, including: direct arrangements with a handful of consumer electronics companies that have led to the imminent deployment of a limited number of two-way capable televisions and other devices; continuing efforts (unsuccessful to date) to negotiate two-way interoperability standards with the broad consumer electronics industry; the development of an open software architecture layer that such devices could use to accept two-way applications; and an effort to develop a downloadable security system for consumer electronics devices. No assurances can be given that these or other efforts will be successful or that, if successful, consumers will widely adopt devices utilizing these technologies.

Risks Related to Government Regulation

Our business is subject to extensive governmental regulation, which could adversely affect our business.

Our video and voice services are subject to extensive regulation at the federal, state, and local levels. In addition, the federal government also has been exploring possible regulation of high-speed data services. We expect that legislative enactments, court actions, and regulatory proceedings will continue to clarify and in some cases change the rights of cable companies and other entities providing video, data and voice services under the Communications Act of 1934, as amended (the “Communications Act”), and other laws, possibly in ways that we have not foreseen. The results of these legislative, judicial, and administrative actions may materially affect our business operations in areas such as:

•	Cable Franchising. Different legislative proposals have been made at the federal level and enacted in a number of states (e.g., California, New Jersey, North Carolina and Texas) that would streamline cable franchising to facilitate entry by new competitors, particularly local telephone companies. To the extent that such legislation enables competitors to compete more easily and possibly on more favorable terms for video and other customers, our operations could be materially and adversely affected.

•	Net Neutrality. Although the broadband Internet services industry has largely remained unregulated, there has been legislative and regulatory interest in adopting so-called “net neutrality” principles that could, among other things, limit our ability to manage our networks efficiently and develop new products and services.

•	À La Carte. There has been legislative interest in requiring cable operators to offer historically bundled programming services on an à la carte basis. It is also possible that the FCC could in the future seek to adopt rules regulating programming bundles that could materially and adversely affect our operations.

•	Carriage Regulations. We face significant regulation of the video services we carry, including requirements that we carry certain local broadcast signals; public, educational and government access programming; and unaffiliated commercial leased access programming. These and other government-mandated broadcast carriage obligations—such as proposed requirements that we carry both the analog and digital (both standard and high definition) versions of local broadcast signals (triple carriage) or carry multiple program streams within a single digital broadcast transmission (multicast carriage)—can disrupt our existing programming commitments, interfere with our preferred use of limited channel capacity, and limit our ability to offer services that maximize customer appeal and revenue potential.

•	Voice Communications. Traditional providers of voice services generally are subject to significant regulations. If such regulations are applied to us in connection with our offering of voice services, our compliance with such regulations may be difficult or costly. Although the FCC has declared that certain non-traditional voice services are not subject to certification or tariffing requirements by state public utility commissions, the full extent of this preemption is unclear. The FCC subsequently has determined that non-traditional voice service providers must comply with 911 emergency service obligations, imposed a specific timeframe for non-traditional voice service providers to accommodate law enforcement requests for information and wiretapping orders, and made clear that non-traditional voice service providers must contribute to the federal universal service fund. To the extent that additional regulatory burdens are imposed on non-traditional voice service providers or services, our operations could be adversely affected.

Rate regulation could materially adversely impact our operations, business, financial results or financial condition.

Under current FCC regulations, rates for “basic” video service and associated equipment are permitted to be regulated. In many localities, we are not subject to basic video rate regulation, either because the local franchising authority has not asked the FCC for permission to regulate rates or because the FCC has found that there is “effective competition.” Also, there is currently no rate regulation for our other services, including high-speed data services. It is possible, however, that the FCC or the United States Congress (“Congress”) will adopt more extensive rate regulation for our video services or regulate other services, such as high-speed data and voice services, which could impede our ability to raise rates, or require rate reductions, and therefore could cause our business, financial results or financial condition to suffer.

Changes in carriage regulations could impose significant additional costs on us.

Although we would likely choose to carry almost all local full power analog broadcast signals voluntarily, so called “must carry” rules require us to carry video programming that we might not otherwise carry, including some local broadcast television signals on some of our cable systems. In addition, we are required to carry local public, educational and government access video programming and unaffiliated commercial leased access video programming. These regulations require us to use a substantial part of our capacity for this video programming and, for the most part, we must carry this programming without payment or compensation from the programmer.

Our carriage burden might increase due to changes in regulation in connection with the transition to digital broadcasting. FCC regulations require most television broadcast stations to broadcast in digital format as well as in analog format until digital broadcasting becomes widely accepted by television viewers. After this transition period, digital broadcasters must cease broadcasting in analog format. The FCC has concluded that, during the transition period, cable operators will not be required to carry the digital signals of broadcasters that are broadcasting in both analog and digital format. Only the few stations that broadcast solely in digital format will be entitled to carriage of their digital signals during the transition period. Some broadcast parties have asked that the FCC reconsider that determination. If the FCC does so and changes the decision, our carriage burden could increase significantly.

We expect that, once the digital transition is complete, cable operators will be required to carry most local broadcasters’ digital signals. We are uncertain whether that requirement will be more onerous than the carriage requirement concerning analog signals. Under the current regulations, each broadcaster is allowed to use the digital spectrum allocated to it to transmit either one “high definition” program stream or multiple separate “standard definition” program streams. The FCC has determined that cable operators will have to carry only one program stream per broadcaster. Some broadcast parties have asked the FCC to reconsider that determination. If the FCC does so and changes the decision, we could be compelled to carry more programming over which we are not able to assert editorial control. Consequently, our mix of programming could become less attractive to subscribers. Moreover, if the FCC adopts rules that are not competitively neutral, cable operators could be placed at a disadvantage versus other multi-channel video providers.

It is not clear whether cable operators may “down convert” must-carry digital signals after the transition to digital broadcasts is complete to ensure they can be viewed by households that do not have digital equipment. If the FCC interprets the relevant statute, or if Congress clarifies the statute, with the result that such down conversion is not permitted, we could be required to incur additional costs to deliver the signals to non-digital homes.

We may have to pay fees in connection with our cable modem service.

Local franchising authorities generally require cable operators to pay a franchise fee of five percent of revenue, which cable operators collect in turn from their subscribers. We have taken the position that under the Communications Act, local franchising authorities are allowed to impose a franchise fee only on revenue from “cable services.” Following the FCC’s March 2002 determination that cable modem service does not constitute a “cable service,” we and most other multiple system operators stopped collecting and paying franchise fees on cable modem revenue.

The FCC has initiated a rulemaking proceeding to explore the consequences of its March 2002 order. Some local franchising authorities have claimed that cable operators’ failure to pay franchise fees on cable modem services revenue constitutes a breach of their franchise agreement. To date, only a few local franchising authorities have filed lawsuits.

If either the FCC or a court were to determine that, despite the March 2002 order, we are required to pay franchise fees on cable modem revenue, our franchise fee burden could increase going forward. We would be permitted to collect those increased fees from our subscribers, but doing so could impair our competitive position as compared to high-speed data service providers who are not required to collect and pay franchise fees. We could also become liable for franchise fees back to the time we stopped paying them. We may not be able to recover those fees from subscribers.

The FCC’s set-top box rules could impose significant additional costs on us.

Currently, many cable subscribers rent set-top boxes from us that perform both signal-reception functions and conditional-access security functions, as well as enable delivery of advanced services. In 1996, Congress enacted a statute seeking to allow cable subscribers to use set-top boxes obtained from certain third parties, including third-party retailers. The most important of the FCC’s implementing regulations requires cable operators to offer separate equipment which provides only the security functions and not the signal-reception functions (so that cable subscribers can purchase set-top boxes or other navigational devices from third parties) and to cease placing into service new set-top boxes that have integrated security and signal-reception functions. The regulations requiring cable operators to cease distributing new set-top boxes with integrated security and signal-reception functions are currently scheduled to go into effect on July 1, 2007. On August 16, 2006, the National Cable and Telecommunications Association (the “NCTA”) filed with the FCC a request that these rules be waived for all cable operators, including us, until a downloadable security solution is available or December 31, 2009, whichever is earlier. No assurance can be given that the FCC will grant this or any other waiver request.

Our vendors have not yet manufactured, on a commercial scale, set-top boxes that can support all the services that we offer while relying on separate security devices. It is possible that our vendors will be unable to deliver the necessary set-top boxes in time for us to comply with the FCC regulations. It is also possible that the FCC will determine that the set-top boxes that we eventually obtain are not compliant with applicable rules. In either case, the FCC may penalize us. In addition, design and manufacture of the new set-top boxes will come at a significant expense, which our vendors will seek to pass on to us, but which we in turn may not be able to pass onto our customers, thereby increasing our costs. We expect to incur approximately $50 million in incremental set-top box costs during 2007 as a result of these regulations. The FCC has indicated that direct broadcast satellite operators are not required to comply with the FCC’s set-top box rules, and one telephone company has asked for a waiver of the rules. If we have to comply with the rule prohibiting set-top boxes with integrated security while our competitors are not required to comply with that rule, we may be at a competitive disadvantage.

Applicable law is subject to change.

The exact requirements of applicable law are not always clear, and the rules affecting our businesses are always subject to change. For example, the FCC may interpret its rules and regulations in enforcement proceedings in a manner that is inconsistent with the judgments we have made. Likewise, regulators and legislators at all levels of government may sometimes change existing rules or establish new rules. Congress, for example, considers new legislative requirements for cable operators virtually every year, and there is always a risk that such proposals will ultimately be enacted. See “Business—Regulatory Matters.”

Risks Related to Our Relationship with Time Warner

Some of our officers and directors may have interests that diverge from ours in favor of Time Warner because of past and ongoing relationships with Time Warner and its affiliates.

Some of our officers and directors may experience conflicts of interest with respect to decisions involving business opportunities and similar matters that may arise in the ordinary course of our business or the business of Time Warner and its affiliates. One of our directors is also an executive officer of Time Warner, another is an executive officer of a subsidiary of Time Warner that is a sister company of ours and four of our directors (including Glenn A. Britt, our President and Chief Executive Officer) served as executive officers of Time Warner or its predecessors in the past. A number of our directors and all of our executive officers also have restricted shares, restricted stock units and/or options to purchase shares of Time Warner common stock. In addition, many of our directors and executive officers have invested in Time Warner common stock through their participation in Time Warner’s and our savings plans. These past and ongoing relationships with Time Warner and any significant financial interest in Time Warner by these persons may present conflicts of interest that could materially adversely affect our business, financial results or financial condition. For example, these decisions could be materially related to:

•	the nature, quality and cost of services rendered to us by Time Warner;

•	the desirability of corporate opportunities, such as the entry into new businesses or pursuit of potential acquisitions, particularly those that might allow us to compete with Time Warner; and

•	employee retention or recruiting.

Our restated certificate of incorporation does not contain any special provisions, other than the provisions with respect to future business opportunities described in the following risk factor and the independent director requirement described in the sixth risk factor below, to deal with these conflicts of interest.

Time Warner and its affiliates may compete with us in one or more lines of business and may provide some services under the “Time Warner” brand or similar brand names.

Time Warner and its affiliates are engaged in a diverse range of entertainment and media-related businesses, including filmed entertainment, home video and Internet-related businesses, and these businesses may have interests that conflict with or compete in some manner with our business. Time Warner and its affiliates are generally under no obligation to share any future business opportunities available to it with us and our restated certificate of incorporation contains provisions that release Time Warner and its affiliates, including our directors who are also their employees or executive officers, from this obligation and any liability that would result from breach of this obligation. Time Warner may deliver video, high-speed data, voice and wireless services over DSL, satellite or other means using the “Time Warner” brand name or similar brand names, potentially causing confusion among customers and complicating our marketing efforts. For instance, Time Warner has licensed the use of “Time Warner Telecom,” until July 2007, and “TW Telecom” and “TWTC” to Time Warner Telecom Inc., a former affiliate of Time Warner and a provider of managed voice and data networking solutions to enterprise organizations, which may compete with our commercial offerings. Any competition directly with Time Warner or its affiliates could materially adversely impact our business, financial results or financial condition.

We are party to agreements with Time Warner governing the use of our brand names, including the “Time Warner Cable” brand name, that may be terminated by Time Warner if we fail to perform our obligations under those agreements or if we undergo a change of control.

Some of the agreements governing the use of our brand names may be terminated by Time Warner if we:

•	commit a significant breach of our obligations under such agreements;

•	undergo a change of control, even if Time Warner causes that change of control by selling some or all of its interest in us; or

•	materially fail to maintain the quality standards established for the use of these brand names and the products and services related to these brand names.

We license our brand name, “Time Warner Cable,” and the trademark “Road Runner” from affiliates of Time Warner. We believe the “Time Warner Cable” and “Road Runner” brand names are valuable, and their loss could materially adversely affect our business, financial results or financial condition. See “Certain Relationships and Related Transactions—Relationship between Time Warner and Us—Time Warner Brand and Trade Name License Agreement.”

If Time Warner terminates these brand name license agreements, we would lose the goodwill associated with our brand names and be forced to develop new brand names, which would likely require substantial expenditures, and our business, financial results or financial condition would likely be materially adversely affected.

Time Warner controls approximately 90.6% of the voting power of our common stock and has the ability to elect a majority of our directors, and its interest may conflict with the interests of our other stockholders.

Time Warner indirectly holds all of our outstanding Class B common stock and approximately 82.7% of our outstanding Class A common stock. The common stock held by Time Warner represents approximately 90.6% of our combined voting power and 84.0% of the total number of shares of capital stock outstanding of all classes of our voting stock. Accordingly, Time Warner can control the outcome of most matters submitted to a vote of our stockholders. In addition, Time Warner, because it is the indirect holder of all of our outstanding Class B common stock, and because it also indirectly holds more than a majority of our outstanding Class A common stock, is able to elect all of our directors and will continue to be able to do so as long as it owns a majority of our Class A common stock and Class B common stock. As a result of Time Warner’s share ownership and representation on our board of directors, Time Warner is able to influence all of our affairs and actions, including matters requiring stockholder approval such as the election of directors and approval of significant corporate transactions. The interests of Time Warner may differ from the interests of our other stockholders.

Time Warner’s approval right over our ability to incur indebtedness may harm our liquidity and operations and restrict our growth.

Under a shareholder agreement entered into between us and Time Warner on April 20, 2005 (the “Shareholder Agreement”), which became effective upon the closing of the TWC Redemption, until Time Warner no longer considers us to have an impact on its credit profile, we must obtain the approval of Time Warner before issuing any preferred equity or incurring debt or rental expense if our consolidated ratio of debt, including preferred equity, plus six times our annual rental expense to consolidated earnings before interest, taxes, depreciation and amortization (each as defined in the Shareholder Agreement) (“EBITDA”) plus rental expense, or “EBITDAR,” then exceeds, or would as a result of that incurrence exceed, 3:1, calculated without including any of our indebtedness or preferred equity held by Time Warner and its wholly owned subsidiaries. Currently this ratio exceeds 3:1. Although Time Warner has consented to the issuance of commercial paper or borrowings under our current revolving credit facility up to the limit of that credit facility, any other incurrence of debt or rental expense or the issuance of preferred stock in the future will require Time Warner’s approval. For additional information regarding the terms of the Shareholder Agreement, see “Certain Relationships and Related Transactions—Relationship between Time Warner and Us—Indebtedness Approval Right” and “—Other Time Warner Rights.” As a result, we have a limited ability to incur future debt and rental expense and issue preferred equity without the consent of Time Warner, which if needed to raise additional capital could limit our flexibility in exploring and pursuing financing alternatives and could have a material adverse effect on the market price of our Class A common stock and our liquidity and operations and restrict our growth.

Time Warner’s capital markets and debt activity could adversely affect capital resources available to us.

Our ability to obtain financing in the capital markets and from other private sources may be adversely affected by future capital markets activity undertaken by Time Warner and its other subsidiaries. Capital raised by or committed to Time Warner for matters unrelated to us may reduce the supply of capital available for us as a result of increased leverage of Time Warner on a consolidated basis or reluctance in the market to incur additional credit exposure to Time Warner on a consolidated basis. In addition, our ability to undertake significant capital raising activities may be constrained by competing capital needs of other Time Warner businesses unrelated to ours. As of June 30, 2006, Time Warner had $2.6 billion of available borrowing capacity under its $7.0 billion committed credit facility, and, on a pro forma basis, we had approximately $2.4 billion of available borrowing capacity under our $14.0 billion committed credit facilities, $10.0 billion of which became available on July 31, 2006 in connection with the closing of the Transactions.

We will be exempt from certain corporate governance requirements since we will be a “controlled company” within the meaning of the New York Stock Exchange (the “NYSE”) rules and, as a result, our stockholders will not have the protections afforded by these corporate governance requirements.

Upon completion of this offering, Time Warner will continue to control more than 50% of the voting power of our common stock. As a result, we will be considered to be a “controlled company” for the purposes of the NYSE listing requirements and therefore we will be permitted to, and we intend to, opt out of the NYSE listing requirements that would otherwise require our board of directors to have a majority of independent directors and our compensation and nominating and governance committees to be comprised entirely of independent directors. Accordingly, our stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements. However, our restated certificate of incorporation contains provisions requiring that independent directors constitute at least 50% of our board of directors. As a condition to the consummation of the Adelphia Acquisition, our certificate of incorporation provides that this provision may not be amended, altered or repealed, and no provision inconsistent with this requirement may be adopted, for a period of three years following the closing of the Adelphia Acquisition without, among other things, the consent of a majority of the holders of the Class A common stock other than Time Warner and its affiliates. See “Management—Corporate Governance.”

Risk Factors Relating to Our Class A Common Stock

The price of our Class A common stock may be volatile.

The market price of our Class A common stock may be influenced by many factors, some of which are beyond our control, including the risks described in this “Risk Factors” section and the following:

•	actual or anticipated fluctuations in our operating results or future prospects;

•	our announcements or our competitors’ announcements of new products;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by us or our competitors, such as acquisitions or restructurings or entry into new business lines;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in our or our competitors’ growth rates;

•	conditions of the cable industry as a result of changes in financial markets or general economic conditions, including those resulting from war, incidents of terrorism and responses to such events;

•	sales or distributions of our common stock by Time Warner, Adelphia or its creditors or equity holders, us or members of our management team;

•	the grant of equity awards to our directors and/or members of our management team and employees;

•	Time Warner’s control of substantially all of our voting stock;

•	our intention not to pay dividends; and

•	changes in stock market analyst recommendations or earnings estimates regarding our Class A common stock, other comparable companies or the cable industry generally.

As a result of these factors, the price of our Class A common stock may be volatile and consequently you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price paid by you in this offering.

There is no existing market for our Class A common stock, and one may not develop to provide our stockholders with adequate liquidity. Even if a market were to develop, the stock prices in the market may not exceed the offering price.

There is no public market for our Class A common stock. We intend to have our common stock listed on the NYSE. However, we cannot predict the extent to which investor interest in us will lead to the development of an active trading market on the NYSE in the shares of our Class A common stock or how liquid that market might become. If an active trading market does not develop, stockholders may have difficulty selling any of our Class A common stock that they purchase. In accordance with the terms of a registration rights and sale agreement we entered into with the selling stockholder, the initial public offering price for the shares will be determined by the selling stockholder, following consultation with us and in accordance with the recommendations of the underwriters, and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price paid by you in this offering.

As a result of the Transactions, a large number of shares of our common stock are or will be eligible for future sale, which could depress the market price of our Class A common stock.

Sales of a substantial number of shares of our common stock, or the perception that a large number of shares will be sold, could depress the market price of our Class A common stock. As partial consideration for the assets received from Adelphia in the Adelphia Acquisition, we issued the selling stockholder approximately 150 million shares of our Class A common stock and issued approximately 6 million additional shares which are held in escrow and, subject to the terms of the Adelphia Acquisition agreement, will be transferred to Adelphia on or before July 31, 2007. Including the escrowed shares, these shares represent 17.3% of our outstanding Class A common stock. It is expected that these shares of our Class A common stock, other than those offered under this prospectus, will be distributed to certain of Adelphia’s creditors and equity holders once Adelphia’s plan of reorganization under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) is confirmed by the court having jurisdiction over Adelphia’s bankruptcy proceedings (the “Bankruptcy Court”), subject to the provisions of any “lock-up” agreements the selling stockholder may be required to enter into in connection with this offering. Pursuant to section 1145 of the Bankruptcy Code, any common stock distributed to Adelphia’s creditors and equity holders in accordance with a plan of reorganization will be freely transferable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except by persons who may be deemed to be our affiliates. The creditors and equity holders of Adelphia that receive shares of our Class A common stock under Adelphia’s plan of reorganization may seek to sell such shares immediately. Additionally, prior to any distribution of our Class A common stock by the selling stockholder under Adelphia’s plan of reorganization, Adelphia’s creditors and equity holders may seek to “sell short” or otherwise hedge their interest in the shares of our Class A common stock they may be entitled to receive under the plan of reorganization, which transactions could have an adverse effect on the market price of our Class A common stock. We have also granted Adelphia registration rights under a registration rights and sale agreement with respect to the shares of our Class A common stock issued to the selling stockholder in the Adelphia Acquisition. Under this agreement, Adelphia may, under certain circumstances, require us to register the shares that are not part of this offering for public sale, rather than distributing such shares in its plan of reorganization. See “The Transactions—The Adelphia Registration Rights and Sale Agreement” and “Shares Eligible for Future Issuance.”

None of the shares of our common stock held by Time Warner may be sold unless they are registered under the Securities Act or are sold under an exemption from registration, including in accordance with Rule 144 of the Securities Act. Approximately 84.0% of our outstanding common stock is held by Time Warner and is subject to a registration rights agreement that grants Time Warner demand and “piggyback” registration rights. For additional information regarding this registration rights agreement, see “Certain Relationships and Related Transactions—Relationship between Time Warner and Us—Time Warner Registration Rights Agreement.” Subject to certain restrictions, Time Warner will be entitled to dispose of its shares in both registered and unregistered offerings and hedging transactions, although the shares of our common stock held by our affiliates, including Time Warner, will continue to be subject to volume and other restrictions of Rule 144 under the Securities Act. Sales of shares may materially adversely affect the market price of our Class A common stock.

A change of control in our company cannot occur without the consent of Time Warner, and our restated certificate of incorporation and by-laws contain provisions that may discourage a takeover attempt and permit Time Warner to transfer control of our company to another party without the approval of our board of directors or other stockholders.

Time Warner can prevent a change in control in our company at its option. As the indirect holder of all outstanding Class B common stock, each share of which is granted ten votes, the consent of Time Warner would be required for any action involving a change of control. This concentration of ownership and voting may have the effect of delaying, preventing or deterring a change in control in our company, could deprive our stockholders of an opportunity to receive a premium for our Class A common stock as part of a sale or merger of us and may negatively affect the market price of our Class A common stock. Transactions that could be affected by this concentration of ownership include proxy contests, tender offers, mergers or other purchases of common stock that could give holders of our Class A common stock the opportunity to realize a premium over the then-prevailing market price for such shares. In addition, some of the other provisions of our restated certificate of incorporation and by-laws, including provisions relating to the nomination, election and removal of directors and limitations on actions by our stockholders, could make it more difficult for a third party to acquire us, and may preclude holders of our Class A common stock from receiving any premium above market price for their shares that may be offered in connection with any attempt to acquire control of us.

As a result of its controlling interest in us, Time Warner could oppose a third party offer to acquire us that other stockholders might consider attractive, and the third party may not be able or willing to proceed unless Time Warner supports the offer. In addition, if our board of directors supports a transaction requiring an amendment to our restated certificate of incorporation, Time Warner is currently in a position to defeat any required stockholder approval of the proposed amendment. If our board of directors supports an acquisition of our company by means of a merger or a similar transaction, the vote of Time Warner alone is currently sufficient to approve (subject to the restrictions on transactions with or for the benefit of Time Warner and its affiliates other than us and our subsidiaries (the “Time Warner Group”)) or block the transaction under Delaware law. In each of these cases and in similar situations, our stockholders may disagree with Time Warner as to whether the action opposed or supported by Time Warner is in the best interest of our stockholders.

Our restated certificate of incorporation and by-laws do not prohibit transfers of our Class B common stock by Time Warner. Our Class B common stock indirectly held by Time Warner is not convertible into our Class A common stock, whether upon a transfer of those shares by Time Warner to a third party or otherwise. Therefore, if Time Warner transfers all or a majority of our Class B common stock, the transferee will be entitled to elect not less than four-fifths of our directors and to cast ten votes per share of our Class B common stock.

In addition, we have opted out of section 203 of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”), which prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder. Under the Shareholder Agreement, so long as Time Warner has the right to elect a majority of our directors, we may not adopt a stockholder rights plan, become subject to section 203, adopt a “fair price” provision or take any similar action without the consent of Time Warner. However, under the Shareholder Agreement, for a period of 10 years after the closing of the Adelphia Acquisition, Time Warner may not enter into any business combination with us, including a short-form merger, without the approval of a majority of our independent directors.

Therefore, Time Warner is able to transfer control of us to a third party by transferring our Class B common stock, which would not require the approval of our board of directors or our other stockholders. Additionally, such a change of control may not involve a merger or other transaction that would require payment of consideration to the holders of our Class A common stock. The possibility that such a change of control could occur may limit the price that investors are willing to pay in the future for shares of our Class A common stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” particularly statements anticipating future growth in revenues, cash provided by operating activities and other financial measures. Words such as “anticipates,” “estimates,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. These forward-looking statements are based on management’s present expectations and beliefs about future events. As with any projection or forecast, they are inherently susceptible to uncertainty and changes in circumstances, and we are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements whether as a result of such changes, new information, subsequent events or otherwise.

In addition, we operate in a highly competitive, consumer and technology-driven and rapidly changing business. Our business is affected by government regulation, economic, strategic, political and social conditions, consumer response to new and existing products and services, technological developments and, particularly in view of new technologies, our continued ability to protect and secure any necessary intellectual property rights. Further, lower than expected valuations associated with our cash flows and revenues may result in our inability to realize the value of recorded intangibles and goodwill. Additionally, actual results could differ materially from our management’s expectations due to the factors discussed in detail in “Risk Factors” above, as well as:

•	more aggressive than expected competition from new technologies and other types of video programming distributors, including incumbent telephone companies, direct broadcast satellite operators, Wi-Fi broadband providers and DSL providers;

•	our ability to develop a compelling wireless offering;

•	our ability to integrate the assets acquired in the Transactions;

•	our ability to acquire, develop, adopt and exploit new and existing technologies in order to distinguish our services from those provided by our competitors;

•	unforeseen difficulties we may encounter in introducing our voice services to new operating areas, including those acquired in the Transactions, such as our ability to meet heightened customer expectation for the reliability of voice services as compared to other services we provide;

•	our reliance, in part, on growth in new housing in order to achieve incremental growth in the number of new video customers we attract;

•	our reliance on network and information systems and other technologies which may be affected by outages, disasters and other issues, such as computer viruses and misappropriation of data;

•	our ability to retain senior executives and attract and retain other qualified employees;

•	our ability to continue to license or enforce the intellectual property rights on which our business depends;

•	our reliance on third parties to provide tangible assets such as set-top boxes and intangible assets, such as licenses and other agreements establishing our intellectual property and video programming rights;

•	our ability to obtain video programming at reasonable prices or to pass video programming cost increases on to our customers;

•	Time Warner’s approval right over our ability to incur indebtedness, which may impact our liquidity and the growth of our subsidiaries;

•	our ability to service the significant amount of debt and debt like obligations incurred in connection with the Transactions;

•	our ability to refinance existing indebtedness on favorable terms;

•	increases in government regulation of our products and services, including regulation that limits cable operators’ ability to raise video rates or that dictates set-top box or other equipment features, functionalities or specifications;

•	increased difficulty in obtaining franchise renewals or the award of franchises or similar grants of rights through state or federal legislation that would allow competitors of cable providers to offer video service on terms substantially more favorable than those afforded existing cable operators (e.g., without the need to obtain local franchise approval or to comply with local franchising regulations as cable operators currently must);

•	a future decision by the FCC or Congress to require cable operators to contribute to the federal universal service fund based on the provision of cable modem service, which could raise the price of cable modem service; and

•	our ability to make all necessary capital expenditures in connection with the continued roll-out of advanced services across the entire combined company.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholder. The selling stockholder will receive all net proceeds from the sale of the shares of our Class A common stock in this offering.

DIVIDEND POLICY

We have not paid any cash dividends on our common stock over the last two years and currently do not expect to pay cash dividends on our common stock in the future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. Our board of directors will determine whether to pay dividends in the future based on conditions then existing, including our earnings, financial condition and capital requirements, as well as economic and other conditions our board may deem relevant. In addition, our ability to declare and pay dividends on our common stock is subject to requirements under Delaware law and covenants in our senior unsecured revolving credit facility. On July 31, 2006, immediately after the consummation of the Redemptions but prior to the consummation of the Adelphia Acquisition, we paid a stock dividend to holders of record of our outstanding Class A and Class B common stock of 999,999 shares of Class A or Class B common stock, as applicable, per share of Class A or Class B common stock held at that time.

CAPITALIZATION

The following table sets forth our cash position and capitalization as of June 30, 2006 on an historical basis and a pro forma basis giving effect to the Transactions and the dissolution of TKCCP.

You should read this information in conjunction with “Selected Historical Consolidated Financial and Subscriber Data,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and our historical financial statements and related notes, ACC’s financial statements and related notes and Comcast’s special purpose combined carve-out financial statements of the Los Angeles, Dallas and Cleveland cable system operations and related notes, each of which is included elsewhere in this prospectus.

	As of June 30, 2006
	Actual	Adjustments		Pro Forma
	(restated, in millions)

Cash and cash equivalents	$26	$32		$58

Debt:
Bank credit agreements and commercial paper programs(1)	$768	$10,199		$10,967
TWE notes and debentures:(2)
$600 million 7.250% senior debentures due 2008	603	—		603
$250 million 10.150% senior notes due 2012	273	—		273
$350 million 8.875% senior notes due 2012	370	—		370
$1.0 billion 8.375% senior debentures due 2023	1,045	—		1,045
$1.0 billion 8.375% senior debentures due 2033	1,056	—		1,056
Capital leases and other	8	—		8

Total debt	4,123	10,199		14,322
Mandatorily redeemable preferred equity interest in TWE held by Time Warner(3)	2,400	(2,400)		—
Mandatorily redeemable non-voting Series A Preferred Equity Membership Units issued by Time Warner NY Cable LLC(4)	—	300		300
Minority interests	1,042	546		1,588
Mandatorily redeemable Class A common stock, par value $0.01 per share; 43 million shares issued and outstanding, actual; no shares issued and outstanding, pro forma(5)	984	(984)		—
Shareholders’ equity:
Class A common stock, par value $0.01 per share; 20 billion shares authorized, 882 million shares issued and outstanding, actual; 902 million shares issued and outstanding, pro forma	9	—		9
Class B common stock, par value $0.01 per share; 5 billion shares authorized, 75 million shares issued and outstanding, actual and pro forma	1	—		1
Additional paid-in capital	18,063	1,462	(6)	19,525
Accumulated other comprehensive loss, net	(7)	—		(7)
Retained earnings	2,806	1,001	(6)	3,807

Total shareholders’ equity	20,872	2,463		23,335

Total capitalization	$29,421	$10,124		$39,545

(1)	This represents amounts borrowed under our $6.0 billion senior unsecured five-year revolving credit facility, two $4.0 billion term loans with maturities of three and five years, respectively, and our $2.0 billion commercial paper program. For more information, please see “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Financial Condition and Liquidity—Bank Credit Agreements and Commercial Paper Programs.”

(2)	The recorded value of each series of TWE’s public debt securities exceeds that series’ face value because it includes an unamortized fair value adjustment recorded in connection with the 2001 merger of AOL LLC (formerly America Online, Inc., “AOL”) and Historic TW Inc., which is being amortized as a reduction of the weighted average interest expense over the term of the indebtedness. The aggregate amount of the fair value adjustment for all classes of debt securities was approximately $147 million as of June 30, 2006. For more information regarding our outstanding debt, please see “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Financial Condition and Liquidity.”

(3)	Until July 31, 2006, the mandatorily redeemable preferred equity interest in TWE held by American Television and Communications Corporation (“ATC”), a subsidiary of Time Warner, paid, on a quarterly basis, annual cash distributions equal to 8.059% of its face value. In connection with the Transactions, on July 31, 2006, the mandatorily redeemable preferred equity interest in TWE held by ATC was exchanged for a 12.4% non-voting common ownership interest in TW NY Cable Holding Inc. and therefore has been re-classified as minority interest. See “Certain Relationships and Related Transactions—TWE.”

(4)	The mandatorily redeemable non-voting Series A Preferred Equity Membership Units (the “TW NY Series A Preferred Membership Units”) issued by Time Warner NY Cable LLC in connection with the Transactions pay quarterly cash distributions at an annual rate equal to 8.21% of the sum of the liquidation preference thereof and any accrued but unpaid dividends thereon. The TW NY Series A Preferred Membership Units mature and are redeemable on August 1, 2013.

(5)	The mandatorily redeemable Class A common stock represents 43 million of the 179 million shares of our Class A common stock that was held by Comcast. These shares were classified as mandatorily redeemable as a result of an agreement with Comcast that under certain circumstances would have required us to redeem such shares. This requirement terminated upon the closing of the Redemptions and as a result, these shares were reclassified to shareholders’ equity (Class A common stock and additional paid-in capital) before ultimately being redeemed in the TWC Redemption.

(6)	The adjustment consists of the fair value of our common stock issued in the Adelphia Acquisition ($5.5 billion), the reclassification of the mandatorily redeemable common stock from a liability to common equity ($984 million), the reversal of historical net deferred tax liabilities associated with the TWC Redemption ($839 million) and gains (net of tax) on the disposition of systems as part of the Exchange, the Redemptions and the dissolution of TKCCP ($162 million), offset by the fair value of the cable systems and cash transferred to Comcast in the TWC Redemption ($4.327 billion) and the pushdown of Time Warner’s purchase accounting adjustments related to the TWC Redemption ($695 million).

UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL INFORMATION

The accompanying unaudited pro forma condensed combined balance sheet of our company as of June 30, 2006 is presented as if the Transactions and the dissolution of TKCCP had occurred on June 30, 2006. The accompanying unaudited pro forma condensed combined statements of operations of our company for the year ended December 31, 2005 and for the six months ended June 30, 2006 are presented as if the Transactions and the dissolution of TKCCP had occurred on January 1, 2005. The unaudited pro forma condensed combined financial information is presented based on information available, is intended for informational purposes only and is not necessarily indicative of and does not purport to represent what our future financial condition or operating results will be after giving effect to the Transactions and the dissolution of TKCCP and does not reflect actions that may be undertaken by management in integrating these businesses (e.g., the cost of incremental capital expenditures). Additionally, this information does not reflect financial and operating benefits we expect to realize as a result of the Transactions and the dissolution of TKCCP. For additional information on the Transactions and the dissolution of TKCCP, see “The Transactions” and “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Business Transactions and Developments—Joint Venture Dissolution.”

Our, Comcast’s and Adelphia’s independent registered public accounting firms have not examined, reviewed, compiled or applied agreed upon procedures to the unaudited pro forma condensed combined financial information presented herein and, accordingly, assume no responsibility for them. The unaudited pro forma condensed combined financial information for the systems acquired by us includes certain allocated assets, liabilities, revenues and expenses. We believe such allocations are made on a reasonable basis.

The unaudited pro forma condensed combined financial information set forth below should be read in conjunction with “Selected Historical Consolidated Financial and Subscriber Data,” our consolidated financial statements and the notes thereto, ACC’s consolidated financial statements and the notes thereto, Comcast’s “Special Purpose Combined Carve-Out Financial Statements of the Los Angeles, Dallas & Cleveland Cable System Operations (A Carve-Out of Comcast Corporation)” and the notes thereto, the notes to these unaudited pro forma condensed combined financial statements and “Management’s Discussion and Analysis of Results of Operations and Financial Condition.”

The following is a brief description of the amounts recorded under each of the column headings in the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statements of operations:

Historical TWC

This column reflects our historical financial position as of June 30, 2006 and our historical operating results for the six months ended June 30, 2006, and represents our unaudited interim financial statements, prior to any adjustments for the Transactions and the dissolution of TKCCP. Our historical operating results for the year ended December 31, 2005 are derived from our audited financial statements prior to any adjustments for the Transactions and the dissolution of TKCCP.

Historical Adelphia

This column reflects Adelphia’s historical financial position as of June 30, 2006 and Adelphia’s historical operating results for the six months ended June 30, 2006, and represents Adelphia’s unaudited interim financial statements, which were prepared by Adelphia, prior to any adjustments for the Transactions. The historical operating results for the year ended December 31, 2005 represent Adelphia’s audited financial statements for the year ended December 31, 2005, which were prepared by Adelphia, prior to any adjustments for the Transactions. This column includes amounts relating to systems that were not acquired by us, but instead were acquired by Comcast (as part of the Adelphia Acquisition or the Exchange) or that will be retained by Adelphia and, thus, will be excluded from our unaudited pro forma condensed combined financial information through the adjustments made in the “Less Items Not Acquired” column described below.

Comcast Historical Systems

This column represents the historical financial position as of June 30, 2006 and the historical operating results for the six months ended June 30, 2006 of the cable systems previously owned by Comcast in Dallas, Cleveland and Los Angeles, which were transferred to us in the Exchange (the “Comcast Historical Systems”), and represents Comcast’s unaudited interim Special Purpose Combined Carve-Out Financial Statements of the Los Angeles, Dallas & Cleveland Cable System Operations (A Carve-Out of Comcast Corporation), which were prepared by Comcast. The historical operating results for the year ended December 31, 2005 represent Comcast’s audited annual Special Purpose Combined Carve-Out Financial Statements of the Los Angeles, Dallas & Cleveland Cable System Operations (A Carve-Out of Comcast Corporation), which were prepared by Comcast, prior to any adjustments for the Transactions. This column includes certain allocated assets, liabilities, revenues and expenses. This column also includes allocated amounts that were retained by Comcast and, thus, were not transferred to us in the Exchange and therefore, will be excluded from our unaudited pro forma condensed combined financial information through the adjustments made in the “Less Items Not Acquired” column described below.

Less Items Not Acquired

This column represents the unaudited historical financial position and the unaudited historical operating results of the Adelphia systems that were (i) received by us in the Adelphia Acquisition and then transferred to Comcast in the Exchange, (ii) acquired by Comcast in the Adelphia Acquisition and not transferred to us in the Exchange or (iii) retained by Adelphia after the Transactions. This column also includes certain allocated assets, liabilities and costs that were included in the Comcast Historical Systems financial information that were not acquired by us (collectively with the items in (i), (ii) and (iii) above, the “Items Not Acquired”). Specifically, the following items relate to the Comcast Historical Systems and the Adelphia systems acquired by Comcast that were not transferred to us and, therefore, are included as part of this column:

•	Cash;

•	The current portion of Adelphia’s and Comcast’s parent and subsidiary debt, accrued interest and related interest expense;

•	Net deferred income tax liabilities;

•	Liabilities subject to compromise in the bankruptcy proceedings of Adelphia;

•	Intercompany management fees related to the Comcast Historical Systems;

•	A gain on the settlement of a liability between Adelphia and related parties;

•	Adelphia investigation and re-audit related fees;

•	Reorganization expenses due to the bankruptcy of Adelphia; and

•	Income tax provision.

Less Urban Cable Works

This column reflects the unaudited historical financial position and the unaudited historical operating results related to the cable systems of Urban Cable Works of Philadelphia, L.P. (“Urban Cable Works”), which were transferred by us to Comcast in the Exchange. Urban Cable Works is our only historical system transferred to Comcast in the Exchange. We will recognize an after-tax gain of $21 million on this transfer. This gain is not reflected in the accompanying unaudited pro forma condensed combined statements of operations and will be reported in discontinued operations, commencing in the third quarter of 2006. All other systems transferred by us to Comcast in the Exchange were acquired by us from Adelphia in the Adelphia Acquisition and, accordingly, no gain or loss will be recognized in connection with these transfers.

Subtotal of Net Acquired Systems

This column represents the unaudited historical financial position and the unaudited historical operating results of the “Net Acquired Systems.” This column includes the financial positions and operating results of “Historical Adelphia” and the “Comcast Historical Systems” less the historical financial position and the historical operating results of the Items Not Acquired and Urban Cable Works. This column does not include our financial position and historical operating results and is before the impact of pro forma adjustments.

Pro Forma Adjustments—Adelphia Acquisition & Exchange

This column represents preliminary purchase accounting and other pro forma adjustments related to the consummation of the Adelphia Acquisition and the Exchange, as more fully described in the notes to the unaudited pro forma condensed combined financial information.

Redemptions

This column represents the unaudited historical financial position and the unaudited historical operating results of our systems transferred to Comcast in the Redemptions. We will recognize a net after-tax gain of $936 million on this transfer. This gain is not reflected in the accompanying unaudited pro forma condensed combined statements of operations, and will be reported in discontinued operations, commencing in the third quarter of 2006.

Pro Forma Adjustments—Redemptions

This column primarily represents preliminary purchase accounting adjustments and other pro forma adjustments related to the Redemptions, as more fully described in the notes to the unaudited pro forma condensed combined financial information.

TKCCP Dissolution

This column reflects the consolidation of the Kansas City, south and west Texas and New Mexico systems (the “Kansas City Pool”) that will occur upon the dissolution of TKCCP, a 50-50 joint venture between TWE-A/N and Comcast. We currently account for our interest in TKCCP under the equity method of accounting. The adjustments to the unaudited pro forma condensed combined statements of operations reflect the reversal of historical equity income and the consolidation of the operations of the Kansas City Pool. For additional information on the dissolution of TKCCP, see “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Business Transactions and Developments—Joint Venture Dissolution” and note 8 to our unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

	As of June 30, 2006
							Pro Forma
						Subtotal of	Adjustments—
			Comcast	Less Items		Net	Adelphia			Pro Forma				Pro
	Historical	Historical	Historical	Not	Less Urban	Acquired	Acquisition &			Adjustments—		TKCCP		Forma
	TWC	Adelphia	Systems	Acquired	Cable Works	Systems	Exchange		Redemptions	Redemptions		Dissolution		TWC
	(in millions, except per share data)

Assets
Current assets
Cash and cash equivalents	$26	$738	$1	$(739)	$—	$—	$—		$—	$—		$32		$58
Receivables, net	436	115	56	(45)	(1)	125	—		(23)	—		22		560
Other current assets	75	89	8	(58)	—	39	—		(2)	—		1		113

Total current assets	537	942	65	(842)	(1)	164	—		(25)	—		55		731
Investments	2,074	6	3	(1)	—	8	—		4	—		(2,017	)(bb)	69
Property, plant and equipment	9,123	4,224	1,054	(1,817)	(33)	3,428	(980	)(a)	(707)	—		731		11,595
Goodwill	1,886	1,634	557	(1,009)	—	1,182	190	(a)	(135)	(714	)(h)	—		2,409
Intangible assets subject to amortization, net	126	405	39	(146)	(6)	292	574	(a)	(8)	—		3		987
Intangible assets not subject to amortization	29,883	5,440	2,277	(2,222)	(121)	5,374	4,918	(a)	(2,197)	—		755		38,733
Other assets	381	124	—	(75)	—	49	(60	)(b)	—	—		1		371

Total assets	$44,010	$12,775	$3,995	$(6,112)	$(161)	$10,497	$4,642		$(3,068)	$(714)		$(472)		$54,895

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$202	$116	$59	$(51)	$—	$124	$—		$(5)	$—		$9		$330
Deferred revenue and subscriber related liabilities	112	53	15	(23)	—	45	—		(11)	—		12		158
Accrued programming expense	357	120	—	(52)	(2)	66	—		(30)	—		20		413
Other current liabilities	954	1,383	266	(1,472)	(4)	173	5	(c)	(43)	—		201	(dd)	1,290

Total current liabilities	1,625	1,672	340	(1,598)	(6)	408	5		(89)	—		242		2,191
Long-term debt	4,123	—	—	—	—	—	8,822	(d)	—	2,004	(i)	(627	)(cc)	14,322
Mandatorily redeemable preferred equity of a subsidiary	2,400	—	—	—	—	—	(2,100	)(e)	—	—		—		300
Deferred income tax obligations, net	12,665	904	923	(1,827)	—	—	1,055	(f)	—	(801	)(j)	(137	)(dd)	12,782
Other liabilities	299	88	40	(54)	—	74	—		(2)	—		6		377
Minority interests	1,042	60	—	(60)	—	—	1,354	(g)	—	(808	)(k)	—		1,588
Liabilities subject to compromise	—	18,424	—	(18,424)	—	—	—		—	—		—		—
Mandatorily redeemable Class A Common Stock, $0.01 par value, 43 million shares issued and outstanding	984	—	—	—	—	—	—		—	(984	)(l)	—		—

Total liabilities	23,138	21,148	1,303	(21,963)	(6)	482	9,136		(91)	(589)		(516)		31,560

Total shareholders’ equity	20,872	(8,373)	2,692	15,851	(155)	10,015	(4,494)		(2,977)	(125)		44		23,335	(m)

Total liabilities and shareholders’ equity	$44,010	$12,775	$3,995	$(6,112)	$(161)	$10,497	$4,642		$(3,068)	$(714)		$(472)		$54,895

See accompanying notes

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

	Year Ended December 31, 2005
							Pro Forma
						Subtotal of	Adjustments—
			Comcast	Less Items		Net	Adelphia			Pro Forma
	Historical	Historical	Historical	Not	Less Urban	Acquired	Acquisition &			Adjustments—		TKCCP		Pro Forma
	TWC	Adelphia	Systems	Acquired	Cable Works	Systems	Exchange		Redemptions	Redemptions		Dissolution		TWC
	(in millions, except per share data)

Total revenues	$9,498	$4,365	$1,188	$(1,904)	$(8)	$3,641	$—		$(678)	$—		$623		$13,084
Costs of revenues	4,211	2,689	465	(1,102)	(3)	2,049	—		(290)	—		311		6,281
Selling, general and administrative	1,626	351	387	(217)	(1)	520	—		(97)	—		140		2,189
Depreciation	1,588	804	218	(345)	(2)	675	(17	)(n)	(121)	—		128		2,253
Amortization	76	141	36	(46)	—	131	89	(n)	(5)	—		1		292
Merger-related and restructuring costs	42	—	—	—	—	—	—		(1)	—		—		41
Impairment of long-lived assets	—	23	—	(19)	—	4	—		—	—		—		4
(Gain) loss on disposition of long-lived assets	—	(6)	—	6	—	—	—		—	—		—		—
Investigation and re-audit related fees	—	66	—	(66)	—	—	—		—	—		—		—
Provision for uncollectible Rigas amounts	—	13	—	(13)	—	—	—		—	—		—		—

Operating Income (Loss)	1,955	284	82	(102)	(2)	262	(72)		(164)	—		43		2,024
Interest expense, net	(464)	(591)	(6)	597	—	—	(338	)(o)	—	(115	)(r)	—	(cc)	(917)
Income (loss) from equity investments, net	43	—	(5)	—	1	(4)	—		—	—		(44	)(bb)	(5)
Minority interest (expense) income, net	(70)	8	—	(8)	—	—	(50	)(p)	5	56	(s)	—		(59)
Other income (expense), net	1	494	(23)	(492)	—	(21)	—		(1)	—		—		(21)
Reorganization expenses due to bankruptcy	—	(59)	—	59	—	—	—		—	—		—		—

Income (loss) before income taxes and cumulative effect of accounting change	1,465	136	48	54	(1)	237	(460)		(160)	(59)		(1)		1,022
Income tax (provision) benefit	(212)	(100)	(18)	118	—	—	80	(q)	—	88	(t)	—		(44)
Dividend requirements applicable to preferred stock	—	(1)	—	1	—	—	—		—	—		—		—

Income (loss) before cumulative effect of accounting change	$1,253	$35	$30	$173	$(1)	$237	$(380)		$(160)	$29		$(1)		$978

Basic and diluted income before cumulative effect of accounting change per common share	$1.25	$—	$—	$—	$—	$—	$—		$0.89	$—		$—		$1.00

Basic and diluted common shares	1,000	—	—	—	—	—	156		(179)	—		—		977

See accompanying notes

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

	Six Months Ended June 30, 2006
							Pro Forma
						Subtotal of	Adjustments—
			Comcast	Less Items		Net	Adelphia			Pro Forma
	Historical	Historical	Historical	Not	Less Urban	Acquired	Acquisition &			Adjustments—		TKCCP		Pro Forma
	TWC	Adelphia	Systems	Acquired	Cable Works	Systems	Exchange		Redemptions	Redemptions		Dissolution		TWC
	(in millions, except per share data)

Total revenues	$5,301	$2,348	$630	$(1,030)	$(23)	$1,925	$—		$(371)	$—		$345		$7,200
Cost of revenues	2,369	1,394	248	(586)	(11)	1,045	—		(157)	—		173		3,430
Selling, general and administrative	935	177	205	(96)	(3)	283	—		(49)	—		73		1,242
Depreciation	829	380	106	(167)	(5)	314	(29	)(u)	(56)	—		58		1,116
Amortization	40	67	5	(18)	(1)	53	56	(u)	(2)	—		—		147
Merger-related and restructuring costs	22	—	—	—	—	—	—		(1)	—		—		21
Impairment of franchise rights	—	—	9	—	—	9	—		—	—		—		9
(Gain) loss on disposition of long-lived assets	—	(1)	—	1	—	—	—		—	—		—		—
Investigation and re-audit related fees	—	30	—	(30)	—	—	—		—	—		—		—

Operating Income (Loss)	1,106	301	57	(134)	(3)	221	(27)		(106)	—		41		1,235
Interest expense, net	(225)	(377)	(4)	381	—	—	(168	)(v)	—	(58	)(y)	—	(cc)	(451)
Income (loss) from equity investments, net	42	(1)	(3)	—	—	(4)	—		—	—		(38	)(bb)	—
Minority interest (expense) income, net	(46)	11	—	(11)	—	—	(45	)(w)	3	37	(z)	—		(51)
Other income (expense), net	1	(108)	(1)	105	—	(4)	—		(1)	—		—		(4)
Reorganization expenses due to bankruptcy	—	63	—	(63)	—	—	—		—	—		—		—

Income (loss) before income taxes and cumulative effect of accounting change	878	(111)	49	278	(3)	213	(240)		(104)	(21)		3		729
Income tax (provision) benefit	(350)	(71)	8	63	—	—	6	(x)	—	50	(aa)	(1	)(ee)	(295)
Dividend requirements applicable to preferred stock	—	—	—	—	—	—	—		—	—		—		—

Income (loss) before cumulative effect of accounting change	$528	$(182)	$57	$341	$(3)	$213	$(234)		$(104)	$29		$2		$434

Basic and diluted income before cumulative effect of accounting change per common share	$0.53	$—	$—	$—	$—	$—	$—		$0.58	$—		$—		$0.44

Basic and diluted common shares	1,000	—	—	—	—	—	156		(179)	—		—		977

See accompanying notes

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION

Note 1:	Description of the Transactions

Contractual Purchase Price

On July 31, 2006, Time Warner NY Cable LLC (“TW NY”), a subsidiary of ours, purchased certain assets and assumed certain liabilities from Adelphia for a total of $8.935 billion in cash and shares representing 16% of our common stock. The original cash cost of $9.154 billion was preliminarily reduced at closing by $219 million as a result of the contractual adjustments, which resulted in a net cash payment by TW NY of $8.935 billion for the Adelphia Acquisition. A summary of the purchase price is set forth below:

TWC
(in millions)

Cash	$8,935
16% interest in TWC(1)	5,500

Total	$14,435

(1)	The valuation of $5.5 billion for the 16% interest in us as of July 31, 2006 was determined by an independent third party using a discounted cash flow and market comparable valuation model.

Exchange

Immediately after the Adelphia Acquisition on July 31, 2006, we and Comcast exchanged certain cable systems, with an estimated fair value on each side of approximately $8.7 billion to enhance our company’s and Comcast’s respective geographic clusters of subscribers. We paid Comcast a contractual closing adjustment totaling $67 million related to the Exchange. The Exchange was accounted for by us as a purchase of cable systems from Comcast and a sale of our cable systems to Comcast.

Redemptions

Immediately prior to the Adelphia Acquisition on July 31, 2006, we and our subsidiary, TWE, respectively redeemed Comcast’s interests in us and TWE, each of which was accounted for as an acquisition of a minority interest. Specifically, in the TWC Redemption, we redeemed Comcast’s 17.9% interest in us for 100% of the capital stock of a subsidiary of ours that held both cable systems serving approximately 589,000 subscribers, as of June 30, 2006, with an approximate fair value of $2.470 billion, and approximately $1.857 billion in cash. In addition, in the TWE Redemption, TWE redeemed Comcast’s 4.7% residual equity interest in TWE for 100% of the equity interests in a subsidiary of TWE that held both cable systems serving approximately 162,000 subscribers, as of June 30, 2006, with an approximate fair value of $630 million, and approximately $147 million in cash. The transfer of cable systems as part of the Redemptions is a sale of cable systems for accounting purposes, and a $123 million pre-tax gain was recognized because of the excess of the estimated fair value of these cable systems over their book value. This gain is not reflected in the accompanying unaudited pro forma condensed combined statements of operations.

For additional information regarding the Transactions, see “The Transactions.”

ATC Contribution

On July 28, 2006, in connection with the Transactions, ATC, a subsidiary of Time Warner, contributed its 1% equity interest and $2.4 billion preferred equity interest in TWE to TW NY Cable Holding Inc. (“TW NY Holding”), a newly created subsidiary of ours that is the parent of TW NY, in exchange for a 12.4% non-voting common equity interest in TW NY Holding having an equivalent fair value (the “ATC Contribution”).

Financing Arrangements

We incurred incremental debt and redeemable preferred equity of approximately $11.1 billion associated with the cash used in executing the Adelphia Acquisition, the Exchange and the Redemptions. In connection with the dissolution of TKCCP, we will receive approximately $627 million of cash in repayment of outstanding loans we had made to TKCCP (which have been assumed by Comcast). The cash that will be received is assumed to have been used to pay down our existing credit facilities. The following table summarizes the adjustments recorded to arrive at our pro forma long-term debt and redeemable preferred equity:

		Redeemable
	Long-term	Preferred
	Debt	Equity
	(in millions)

Historical TWC	$4,123	$2,400
Incremental:
Cash consideration for the Adelphia Acquisition	8,635	300
Cash for the Redemptions	2,004	—
Other costs(1)	187	—

	10,826	300
Reductions:
ATC contribution	—	(2,400)
Proceeds from the dissolution of TKCCP (see Note 8)	(627)	—

	(627)	(2,400)

Pro Forma TWC	$14,322	$300

(1)	Other costs consist of (i) a contractual closing adjustment totaling $67 million relating to the Exchange, (ii) $65 million of incremental transaction costs, and (iii) $55 million of transaction related taxes.

For additional information, see “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Financial Condition and Liquidity—Bank Credit Agreements and Commercial Paper Programs.”

Note 2:	Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments as of June 30, 2006—Adelphia Acquisition and Exchange

The ‘‘Pro Forma Adjustments—Adelphia Acquisition and Exchange’’ column primarily represents the adjustments to reflect the consummations of the Adelphia Acquisition and the Exchange. Specifically, the pro forma adjustments relate to preliminary adjustments to allocate the purchase price paid by us in the Adelphia Acquisition and the Exchange, to reflect the assets acquired and liabilities assumed based on their fair values pursuant to the guidance in FASB Statement No. 141, Business Combinations. The allocation of purchase price is based on a preliminary estimate and is subject to change based on the completion of a final third party valuation analysis. In addition, no deferred taxes were established for the preliminary purchase accounting adjustments because the new book basis of the assets acquired and liabilities assumed in the Adelphia Acquisition was equal to the tax basis of the assets acquired and liabilities assumed.

The adjustments to the accompanying pro forma condensed combined balance sheet for the Adelphia Acquisition and the Exchange are as follows:

(a) The purchase price has been allocated to the fair value of assets and liabilities acquired, including identifiable intangible assets (e.g., nonamortizable cable franchise intangibles) based on a preliminary independent valuation analysis with the residual being recorded as goodwill. Below is a summary of the purchase price and how the purchase price has been allocated:

(in millions)

Purchase price:(1)
Cash consideration for the Adelphia Acquisition	$8,935
Estimated fair value of equity consideration for the Adelphia Acquisition	5,500
Fair value of Urban Cable Works	190
Other costs(2)	247

$14,872

(1)	The purchase price is presented on a “net” basis. Specifically, the purchase price excludes the value of systems acquired from Adelphia that were immediately transferred by us to Comcast in the Exchange.

(2)	Other costs consists of (i) a contractual closing adjustment totaling $67 million relating to the Exchange, (ii) $125 million of estimated total transaction costs, including $60 million paid through the closing date of the Adelphia Acquisition and (iii) $55 million of transaction-related taxes.

(in millions)

Purchase price adjustment:
Historical carrying value of net tangible and intangible assets(3)	$10,170
Fair value adjustment for intangible assets not subject to amortization	4,918
Fair value adjustment for intangible assets subject to amortization	574
Fair value adjustment for property, plant and equipment	(980)
Net increase in goodwill	190

$14,872

The pro forma adjustments above resulted in the following purchase price allocation for the Adelphia Acquisition and the Exchange:

		Depreciation/
		Amortization
	(in millions)	Period

Franchise rights	$10,413	Non-amortizable
Customer relationships	872	4 years
Property, plant and equipment	2,481	1-20 years
Other assets	222	Not applicable
Liabilities	(488)	Not applicable
Goodwill	1,372	Non-amortizable

Total purchase price	$14,872

(3)	We believe the historical carrying amounts approximate fair value for these items except for intangible assets not subject to amortization, intangible assets subject to amortization and property, plant and equipment. The adjustments required to bring such carrying amounts to fair value have been separately presented in the schedule above.

(b) This adjustment reflects the reversal of our historical capitalized transaction costs paid in consummating the Adelphia Acquisition and the Exchange. Such amounts have been included in the preliminary allocation of purchase price.

(c) In conjunction with the transfer of Urban Cable Works to Comcast as part of the Exchange, we incurred a tax liability of approximately $5 million. This adjustment is to reflect the $5 million tax liability as a current tax liability.

(d) The cash portion of the consideration paid in connection with the Adelphia Acquisition and the Exchange was funded with long-term debt and commercial paper and the issuance by TW NY of the TW NY Series A Preferred Membership Units (see adjustment (e) for the issuance of the TW NY Series A Preferred Membership Units). The components of the Adelphia Acquisition and the Exchange funded through long-term debt, commercial paper and the TW NY Series A Preferred Membership Units are as follows:

(in millions)

Consideration for the Adelphia Acquisition (excluding $300 million of TW NY Series A Preferred Membership Units)	$8,635
Other costs(1)	187

Net adjustment to long-term debt	$8,822

(1)	Other costs consist of (i) a contractual closing adjustment totaling $67 million relating to the Exchange, (ii) $65 million of incremental transaction costs, and (iii) $55 million of transaction-related taxes.

(e) This adjustment reflects the elimination of the $2.4 billion mandatorily redeemable preferred interest in TWE held by ATC pursuant to the ATC Contribution (as described in note (f) below), offset by the issuance of $300 million in TW NY Series A Preferred Membership Units issued by TW NY to fund the Adelphia Acquisition.

(in millions)

Elimination of mandatorily redeemable preferred equity of a subsidiary held by ATC	$(2,400)
TW NY Series A Preferred Membership Units issued to fund the Adelphia Acquisition	300

Net adjustment to preferred equity	$(2,100)

(f) The adjustment to deferred taxes reflects the $1.046 billion of deferred taxes associated with ATC’s contribution of its $2.4 billion preferred equity interest in TWE and its 1% limited partnership interest in TWE in exchange for an approximate 12.4% non-voting common equity interest in TW NY Holding (as described in note (g) below). Additionally, we recorded a $9 million deferred tax liability associated with the gain on Urban Cable Works.

(g) The adjustment to minority interest reflects ATC’s contribution of its $2.4 billion preferred equity interest in TWE and its 1% limited partnership interest in TWE in exchange for an approximate 12.4% non-voting common ownership interest in TW NY Holding in the ATC Contribution. This exchange, which was effectuated by entities under common control, was accounted for at historical cost. That is, the historical carrying value of ATC’s direct ownership in TWE (comprised of $2.4 billion of mandatorily redeemable preferred equity, $231 million of limited partnership interest and associated offsetting deferred taxes of $1.0 billion) became the minority interest carrying value of ATC’s new approximate 12.4% non-voting ownership interest in TW NY Holding.

(in millions)

Elimination of historical minority interest related to ATC’s 1% direct interest in TWE	$(231)
Establishment of minority interest liability for ATC’s non-voting common interest in TW NY Holding	2,631
Adjustment to minority interest associated with deferred taxes on the mandatorily redeemable preferred and common equity interests	(1,046)

Net impact on minority interest liability	$1,354

Note 3:	Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments as of June 30, 2006—Redemptions

For accounting purposes, the Redemptions were treated by us as an acquisition of Comcast’s minority interests in us and TWE, and a sale of the cable systems that were transferred to Comcast. Accordingly the “Pro Forma Adjustments—Redemptions” column represents the preliminary purchase accounting adjustments related to our acquisition of Comcast’s minority interests in us and TWE. The purchase of the minority interests resulted in a reduction of goodwill (see note (h)), while the sale of the cable systems resulted in an after-tax gain of $936 million, which has been excluded from the unaudited pro forma condensed combined statement of operations. Included in the gain is a pre-tax gain of $123 million, which was calculated as the difference between the carrying value of the systems acquired by Comcast in the Redemptions totaling $2.977 billion and the estimated fair value of $3.100 billion. The results of the systems acquired by Comcast in the Redemptions, including the gain described above, will be reflected as discontinued operations by us commencing in the third quarter of 2006.

We accounted for the TWE Redemption as the acquisition of a minority interest under purchase business combination accounting rules and we accounted for the TWC Redemption as a distribution to an owner, and reduced our equity by the fair value of the distribution. In addition, Time Warner accounted for the TWC Redemption as an acquisition of a minority interest. The impact of applying purchase accounting at the Time Warner level was a reduction in goodwill which has been pushed down to our pro forma condensed combined balance sheet.

(h) The fair value of the Redemptions and the related reduction of goodwill are computed as follows:

(in millions)

Fair value
Cash	$2,004
Systems transferred	3,100

Total redemption fair value	$5,104

Carrying Value of the Redeemed Comcast Interests
Comcast minority interest in TWE	$808
Comcast minority interest in TWC	5,022

Carrying value of Comcast minority interests	$5,830

Decrease in goodwill related to the excess of the carrying value of the Comcast interests over the total Redemptions fair value	$(726)
Deferred tax liabilities related to the TWE Redemption	12

Net adjustment to goodwill	$(714)

(i) The increase in long-term debt relates to the $2.004 billion of incremental consolidated debt for the TWC Redemption ($1.857 billion) and TWE Redemption ($147 million).

(j) The TWC Redemption was designed to qualify as a tax-free split-off under section 355 of the Internal Revenue Code of 1986, as amended, resulting in a reversal of historical net deferred tax liabilities that had been established on the systems transferred to Comcast in the TWC Redemption totaling $839 million. In addition, we recorded a $26 million deferred tax liability on the TWE Redemption and a deferred tax liability of $12 million resulting from the tax adjustment in note (h) above. The following table summarizes the change in deferred income taxes, net, as a result of the Redemptions:

(in millions)

TWC Redemption
Reversal of historical net deferred tax liabilities	$839
TWE Redemption
Deferred tax on book gain	(26)
Deferred tax liabilities related to the TWE Redemption	(12)

Net adjustment to deferred income taxes	$801

(k) The decrease in the minority interest liability reflects the elimination of the historical book value of the minority interest liability related to Comcast’s residual equity interest in TWE totaling $808 million.

(l) This adjustment reflects the reclassification of our mandatorily redeemable Class A common stock held by Comcast from other liabilities to equity.

(m) The following table summarizes the pro forma change in shareholders’ equity at June 30, 2006 as a result of the Adelphia Acquisition, the Exchange, the Redemptions and the dissolution of TKCCP:

(in millions)

Historical TWC shareholders’ equity	$20,872
Adelphia Acquisition and the Exchange
Issuance of stock representing a 16% interest in TWC	5,500
Gain on the exchange of Urban Cable Works, net of tax	21
Redemptions
Fair value of TWC Redemption	(4,327)
Decrease in goodwill associated with TWC Redemption	(695)
Reclassification of TWC mandatorily redeemable Class A common stock to shareholders’ equity	984
Gain on the transfer of systems to Comcast in the Redemptions, net of tax	936
Gain relating to the dissolution of TKCCP, net of tax	44

Pro Forma TWC shareholders’ equity	$23,335

Note 4:	Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments—Year Ended December 31, 2005—Adelphia Acquisition and Exchange

The pro forma adjustments to the statement of operations for the year ended December 31, 2005 relating to the Adelphia Acquisition and the Exchange are as follows:

(n) The adjustments to historical depreciation and amortization expense reflect the impact of using the fair values and useful lives of the underlying assets based on a preliminary independent valuation analysis.

(o) The increase in interest expense reflects incremental borrowings to finance the Adelphia Acquisition, net of the impact of the ATC Contribution. The following table illustrates the allocation of borrowings to various financing arrangements and the computation of incremental interest expense.

			Full Year
	Long-term	Annual	Interest
	Debt	Rate	Expense
	(in millions)		(in millions)

TW NY Series A Preferred Membership Units(1)	$300	8.21%	$25
Other debt(1)	8,822	5.74%	506

Total incremental borrowing	9,122		531
Redemption of mandatorily redeemable preferred equity	(2,400)	8.06%	(193)

Net increase in debt/redeemable preferred equity	$6,722		$338

(1)	This table reflects borrowings from our revolving credit facility and term loans and the issuance of commercial paper. The interest rate utilized in the pro forma information for “Other debt” is a weighted-average rate based on the borrowings used to finance the Adelphia Acquisition. The rates for “Other debt” and the TW NY Series A Preferred Membership Units are estimated based on actual borrowing rates when the loans were made and the TW NY Series A Preferred Membership Units was issued. A 1/8% change in the annual interest rate for the “Other debt” noted above would change interest expense by $11 million per year.

(p) The net increase in minority interest expense reflects an adjustment to record ATC’s direct non-voting common ownership interest in TW NY Holding of approximately 12.4% and the elimination of ATC’s historical minority interest in TWE.

(in millions)

Eliminate ATC’s historical minority interest in TWE	$12
Record ATC’s minority interest in TW NY Holding	(62)

Net adjustment	$(50)

(q) The adjustment to the income tax provision is required to adjust the historical income taxes on both the “Subtotal of Net Acquired Systems” and the “Pro Forma Adjustments—Adelphia Acquisition & Exchange” at our marginal tax rate of 40.2% and, considering the impact of the non-deductible interest expense related to the TW NY Series A Preferred Membership Units.

Note 5:	Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments—Year Ended December 31, 2005—Redemptions

The “Pro Forma Adjustments—Redemptions” column primarily relates to purchase accounting adjustments applicable to the Redemptions as follows:

(r) The increase in interest expense reflects incremental borrowings to finance the Redemptions as set forth in the following table:

Full Year
	Long-term	Annual	Interest
	Debt	Rate	Expense
	(in millions)		(in millions)

Other debt(1)	$2,004	5.74%	$115

(1)	This table reflects borrowings from our revolving credit facility and term loans and the issuance of commercial paper. The interest rate utilized in the pro forma information for “Other debt” is a weighted-average rate based on the borrowings under these financing arrangements. The rates for “Other debt” are estimated based on actual borrowing rates when the loans were made. A 1/8% change in the annual interest rate for the “Other debt” noted above would change interest expense by $3 million per year.

(s) The adjustment to minority interest expense reflects the elimination of Comcast’s residual equity interest in TWE.

(t) The adjustment to the income tax provision is required to adjust the historical income taxes on both the “Redemptions” and the “Pro Forma Adjustments—Redemptions” at our marginal tax rate of 40.2%.

Note 6:	Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments—Six Months Ended June 30, 2006—Adelphia Acquisition and Exchange

The pro forma adjustments to the statement of operations relating to the Adelphia Acquisition and the Exchange are as follows:

(u) The adjustments to historical depreciation and amortization expense reflect the impact of using the fair values and useful lives of the underlying assets based on a preliminary independent valuation analysis.

(v) The increase in interest expense reflects incremental borrowings to finance the Adelphia Acquisition, net of the impact of the ATC Contribution. The following table illustrates the allocation of borrowings to various financing arrangements and the computation of incremental interest expense:

			Six Months
	Long-term	Annual	Interest
	Debt	Rate	Expense
	(in millions)		(in millions)

TW NY Series A Preferred Membership Units(1)	$300	8.21%	$12
Other debt(1)	8,822	5.74%	253

Total incremental borrowing	9,122		265
Redemption of mandatorily redeemable preferred equity	(2,400)	8.06%	(97)

Net increase in debt/redeemable preferred equity	$6,722		$168

(1)	This table reflects borrowings from our revolving credit facility and term loans and the issuance of commercial paper. The interest rate utilized in the pro forma information for “Other debt” is a weighted-average rate based on the projected borrowings used to finance the Adelphia Acquisition. The rates for “Other debt” and the TW NY Series A Preferred Membership Units are based on actual borrowing rates when the loans were made and the TW NY Series A Preferred Membership Units was issued. A 1/8% change in the annual interest rate for the “Other debt” noted above would change interest expense by $6 million for the six-month period.

(w) The net increase in minority interest expense reflects an adjustment to record ATC’s direct common ownership interest in TW NY Holding of approximately 12.4% and the elimination of ATC’s historical minority interest in TWE.

(in millions)

Eliminate ATC’s historical minority interest in TWE	$8
Record ATC’s minority interest in TW NY Holding	(53)

Net adjustment	$(45)

(x) The adjustment to the income tax provision is required to adjust the historical income taxes on both the “Subtotal of Net Acquired Systems” and the “Pro Forma Adjustments—Adelphia Acquisition & Exchange” at our marginal tax rate of 40.2%, and considering the impact of the non-deductible interest expense related to the TW NY Series A Preferred Membership Units.

Note 7:	Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments—Six Months Ended June 30, 2006—Redemptions

The “Pro Forma Adjustments—Redemptions” column primarily relates to the income statement impact of the purchase accounting adjustments related to the Redemptions, as follows:

(y) The increase in interest expense reflects incremental borrowings to finance the Redemptions as set forth in the following table:

Six Months
	Long-term	Annual	Interest
	Debt	Rate	Expense
	(in millions)		(in millions)

Other debt(1)	$2,004	5.74%	$58

(1)	This table reflects borrowings from our revolving credit facility and term loans and the issuance of commercial paper. The interest rate utilized in the pro forma information for “Other debt” is a weighted-average rate based on the projected borrowings under these financing arrangements. The rates for “Other debt” are estimated based on actual borrowing rates when the loans were made. A 1/8% change in the annual interest rate for the “Other debt” noted above would change interest expense by $1 million for the six-month period.

(z) The adjustment to minority interest expense reflects the elimination of Comcast’s residual equity interest in TWE.

(aa) The adjustment to the income tax provision is required to adjust the historical income taxes on both the “Redemptions” and the “Pro Forma Adjustments—Redemptions” at our marginal tax rate of 40.2%.

Note 8:  TKCCP Dissolution

We will consolidate the Kansas City Pool upon the consummation of the dissolution of TKCCP. Such amounts are reflected in the pro forma condensed combined financial information as we believe that the transaction is probable of occurring. The dissolution procedure commenced on July 3, 2006 and is subject to certain regulatory approvals, which are expected to be received no later than the first quarter of 2007. Upon the dissolution of TKCCP, we will receive the Kansas City Pool and Comcast will receive the Houston systems. All debt of TKCCP (inclusive of debt provided by us and Comcast) has been allocated to the Houston systems and has become the responsibility of Comcast. We will account for the dissolution of TKCCP as a sale of our 50% interest in the Houston systems in exchange for acquiring an additional 50% interest in the Kansas City Pool. We will record a gain based on the difference between the carrying value and the fair value of our 50% investment in the Houston systems surrendered in connection with the dissolution of TKCCP. The preliminary after-tax gain of $44 million is not reflected in the accompanying unaudited pro forma condensed combined statements of operations.

(bb) We have historically accounted for our investment in TKCCP under the equity method of accounting and will continue to do so until the consummation of the dissolution of TKCCP. The adjustment to the unaudited pro forma condensed combined balance sheet reflects the reversal of our historical investment in TKCCP and the consolidation of the assets and liabilities of the Kansas City Pool, reflecting the incremental 50% interest in these systems as a step acquisition. The purchase price allocation with respect to the acquisition of the remaining 50% interest in the Kansas City Pool, is preliminary. The adjustments to the unaudited pro forma condensed combined statements of operations reflect the reversal of historical equity income and the consolidation of the operations of the Kansas City Pool.

(cc) As part of the dissolution of TKCCP, we will receive cash in repayment of outstanding loans we had made to TKCCP (which have been assumed by Comcast). The cash that will be received is assumed to be used to pay down our existing credit facilities and, therefore, we have included a $627 million reduction to the debt balance on the unaudited pro forma condensed combined balance sheet. The adjustments to the unaudited pro forma condensed combined statements of operations reflect the elimination of historical interest expense due to the assumed pay down of debt.

(dd) In addition to the consolidation of historical other current liabilities totaling $35 million, we incurred taxes of $166 million, which we have reclassified from deferred tax liabilities to current taxes payable (within other current liabilities). Additionally, we recorded a $29 million deferred tax liability associated with the gain on the dissolution of TKCCP. This gain is not reflected in the accompanying unaudited pro forma condensed combined statements of operations.

(ee) The adjustment to the income tax provision is required to adjust the historical income taxes on the dissolution of TKCCP at our marginal tax rate of 40.2%.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND SUBSCRIBER DATA

Our selected financial and subscriber data are set forth in the following tables. The balance sheet data as of December 31, 2001 and 2002 and the statement of operations data for the years ended December 31, 2001 and 2002 have been derived from our unaudited consolidated financial statements for such periods not included in this prospectus. The balance sheet data as of December 31, 2003 have been derived from our audited financial statements not included in this prospectus. The balance sheet data as of December 31, 2004 and 2005 and the statement of operations data for the years ended December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The balance sheet data as of June 30, 2006 and the statement of operations data for the six months ended June 30, 2005 and 2006 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The balance sheet data as of June 30, 2005 have been derived from our unaudited financial statements not included in this prospectus. In the opinion of management, the unaudited financial data reflect all adjustments, consisting of normal and recurring adjustments, necessary for a fair statement of our results of operations for those periods. Our results of operations for the six months ended June 30, 2006 are not necessarily indicative of the results that can be expected for the full year or for any future period.

Our financial statements for all periods prior to the TWE Restructuring, which was completed in March 2003, represent the combined consolidated financial statements of the cable assets of TWE and TWI Cable Inc. (“TWI Cable”), each of which was an entity under the common control of Time Warner. The operating results of all the non-cable businesses of TWE that were transferred to Time Warner in the TWE Restructuring have been reflected as a discontinued operation. For additional information regarding the TWE Restructuring, see “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Business Transactions and Developments—Restructuring of Time Warner Entertainment Company, L.P.” The financial statements include all push-down accounting adjustments resulting from the merger in 2001 between AOL and Historic TW Inc. (formerly known as Time Warner Inc., “Historic TW”) (the “AOL Merger”) and account for the economic stake in TWE that was held by Comcast as a minority interest. Additionally, the income tax provisions, related tax payments, and current and deferred tax balances have been presented as if we operated as a stand-alone taxpayer. In the first quarter of 2006, we elected to adopt the modified retrospective application method provided by FAS 123R and, accordingly, financial statement amounts for all prior periods presented herein reflect results as if the fair value method of expensing had been applied from the original effective date of FASB Statement No. 123, Accounting for Stock-Based Compensation (“FAS 123”) (see Note 1 of our unaudited consolidated financial statements for the six months ended June 30, 2006 and Note 3 of our audited consolidated financial statements for the year ended December 31, 2005 for a discussion on the impact of the adoption of FAS 123R). See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Recently Adopted Accounting Principles—Stock-based Compensation.”

In the third quarter of 2006, we determined we would restate our consolidated financial results for the years ended December 31, 2001 through December 31, 2005 and for the six months ended June 30, 2006, as a result of the findings of an independent examiner appointed under the terms of a settlement between Time Warner and the SEC (see Note 1 of our unaudited consolidated financial statements for the six months ended June 30, 2006 and our audited consolidated financial statements for the year ended December 31, 2005 for a discussion on the impact of the restatement on our consolidated financial statements). See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Overview—Restatement of Prior Financial Information.”

References to subscriber data refer to cable systems serving 9.5 million basic video subscribers, as of June 30, 2006, on an historical basis, whose results are consolidated with ours. As of June 30, 2006, we also managed an additional 1.6 million subscribers served by TKCCP, a 50-50 joint venture with Comcast whose results are not consolidated with ours. For additional discussion of this joint venture, see “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Business Transactions and Developments—Joint Venture Dissolution.”

The following information should be read in conjunction with “Management’s Discussion and Analysis of Results of Operations and Financial Condition” below and our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

						Six months ended
	Year ended December 31,					June 30,
	2001	2002	2003	2004	2005	2005	2006
	(restated, in millions, except per share data)

Statement of Operations Data:(2)
Revenues:
Video	$4,946	$5,365	$5,810	$6,180	$6,537	$3,241	$3,475
High-speed data	536	1,009	1,422	1,760	2,145	1,018	1,258
Voice	—	—	1	29	282	89	309
Advertising	431	539	466	515	534	255	259

Total revenues	5,913	6,913	7,699	8,484	9,498	4,603	5,301
Costs and expenses:
Costs of revenues	2,461	3,040	3,339	3,714	4,211	2,066	2,369
Selling, general and administrative expenses	1,019	1,430	1,438	1,538	1,626	810	935
Merger-related and restructuring costs	—	—	15	—	42	30	22
Depreciation	895	1,207	1,403	1,438	1,588	762	829
Amortization	2,819	7	58	76	76	39	40
Impairment of goodwill	—	10,490	—	—	—	—	—
Gain on sale of cable system	—	(6)	—	—	—	—	—

Total costs and expenses	7,194	16,168	6,253	6,766	7,543	3,707	4,195

Operating Income (Loss)	(1,281)	(9,255)	1,446	1,718	1,955	896	1,106
Interest expense, net	(476)	(385)	(492)	(465)	(464)	(235)	(225)
Income (loss) from equity investments, net	(280)	13	33	41	43	21	42
Minority interest (expense) income, net	75	(118)	(62)	(62)	(70)	(31)	(46)
Other income (expense)	—	(420)	—	11	1	1	1

Income (loss) before income taxes, discontinued operations and cumulative effect of accounting change	(1,962)	(10,165)	925	1,243	1,465	652	878
Income tax (provision) benefit	90	(179)	(384)	(517)	(212)	(54)	(350)

Income (loss) before discontinued operations and cumulative effect of accounting change	$(1,872)	$(10,344)	$541	$726	$1,253	$598	$528

Basic and diluted income (loss) per common share before discontinued operations and cumulative effect of accounting change	$(2.28)	$(12.60)	$0.57	$0.73	$1.25	$0.60	$0.53

Cash dividends declared per common share	$—	$—	$—	$—	$—	$—	$—

Weighted average common shares outstanding	821	821	955	1,000	1,000	1,000	1,000

OIBDA(1)	$2,433	$(8,041)	$2,907	$3,232	$3,619	$1,697	$1,975

	As of December 31,					As of June 30,
	2001	2002	2003	2004	2005	2005	2006
	(restated, in millions)

Balance Sheet Data:(2)
Cash and cash equivalents	$94	$868	$329	$102	$12	$28	$26
Total assets	108,409	62,146	42,902	43,138	43,677	43,162	44,010
Total debt and mandatorily redeemable preferred equity(3)	6,390	6,976	8,368	7,299	6,863	6,971	6,523

						Six months ended
	Year ended December 31,					June 30,
	2001	2002	2003	2004	2005	2005	2006
	(restated, in millions)

Other Operating Data of Continuing Operations:(2)
Cash provided by operating activities	$2,422	$2,592	$2,128	$2,661	$2,540	$1,239	$1,541
Free Cash Flow(4)	(115)	383	262	938	534	329	459
Capital expenditures	(1,813)	(1,813)	(1,637)	(1,712)	(1,975)	(899)	(1,066)

	As of December 31,					As of June 30,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands, except percentages)

Subscriber Data:(2)
Customer relationships(5)	9,350	9,601	9,727	9,891	10,111	9,978	10,278
Revenue generating units(6)	12,865	14,653	15,907	17,069	19,317	17,987	20,722
Video:
Homes passed(7)	14,989	15,337	15,578	15,869	16,384	16,013	16,603
Basic subscribers(8)	9,223	9,362	9,347	9,315	9,400	9,316	9,478
Basic penetration(9)	61.5%	61.0%	60.0%	58.7%	57.4%	58.2%	57.1%
Digital subscribers	2,266	3,101	3,651	4,059	4,641	4,285	5,007
Digital penetration(10)	24.6%	33.1%	39.1%	43.6%	49.4%	46.0%	52.8%
High-speed data:
Service-ready homes passed(11)	13,646	14,920	15,396	15,770	16,299	15,911	16,427
Residential subscribers	1,326	2,110	2,785	3,362	4,141	3,700	4,636
Residential high-speed data penetration(12)	9.7%	14.1%	18.1%	21.3%	25.4%	23.3%	28.2%
Commercial accounts	43	76	115	151	185	168	200
Voice:
Service-ready homes passed(13)	NA	NA	NM	8,630	14,049	12,140	14,917
Subscribers	NA	NA	NM	182	950	518	1,401
Penetration(14)	NA	NA	NM	2.1%	6.8%	4.3%	9.4%

NM—Not meaningful

NA—Not applicable

(1)	OIBDA is a measurement not recognized in financial statements presented in accordance with GAAP. We define OIBDA as Operating Income (Loss) before depreciation of tangible assets and amortization of intangible assets. Management considers OIBDA an important indicator of the operational strength and performance of our businesses, including our ability to provide cash flows to service debt and fund capital expenditures. In addition, OIBDA eliminates the uneven effect of considerable amounts of depreciation of tangible assets and amortization of intangible assets recognized in business combinations accounted for by the purchase method and is a meaningful measure of performance commonly used in the cable industry and by the investment community and our lenders to analyze and compare companies such as ours. However, OIBDA should be considered in addition to, and not as a substitute for, Operating Income (Loss), net income (loss) and other measures of financial performance reported in accordance with GAAP and may not be comparable to similarly titled measures used by other companies. Operating Income (Loss) includes an impairment of goodwill of $10.5 billion and a gain on sale of cable systems of $6 million for the year ended December 31, 2002.

The following is a reconciliation of Operating Income and Net Income to OIBDA:

						Six months ended
	Year ended December 31,					June 30,
	2001	2002	2003	2004	2005	2005	2006
	(restated, in millions)

Net Income (Loss)	$(2,133)	$(37,630)	$664	$726	$1,253	$598	$530
Reconciling items:
(Income) loss from discontinued operations, net	261	(745)	(123)	—	—	—	—
Cumulative effect of accounting change, net	—	28,031	—	—	—	—	(2)
Income tax provision (benefit)	(90)	179	384	517	212	54	350
Other (income) expense	—	420	—	(11)	(1)	(1)	(1)
Minority interest expense (income), net	(75)	118	62	62	70	31	46
(Income) loss from equity investments, net	280	(13)	(33)	(41)	(43)	(21)	(42)
Interest expense, net	476	385	492	465	464	235	225

Operating Income (Loss)	(1,281)	(9,255)	1,446	1,718	1,955	896	1,106
Depreciation	895	1,207	1,403	1,438	1,588	762	829
Amortization	2,819	7	58	76	76	39	40

OIBDA	$2,433	$(8,041)	$2,907	$3,232	$3,619	$1,697	$1,975

(2)	The following items impact the comparability of results from period to period:

•	In 2002, we adopted FAS 142, which required us to cease amortizing goodwill and intangible assets with an indefinite useful life.

•	For all years prior to 2002, Road Runner was accounted for as an equity investee. We consolidated Road Runner effective January 1, 2002.

(3)	Total debt and mandatorily redeemable preferred equity includes debt due within one year of $605 million, $8 million, $4 million and $1 million at December 31, 2001, 2002, 2003 and 2004, respectively (none at December 31, 2005, June 30, 2005 and June 30, 2006), long-term debt and mandatorily redeemable preferred equity interests in TWE.

(4)	Free Cash Flow is a measurement not recognized in financial statements presented in accordance with GAAP. We define Free Cash Flow as cash provided by operating activities (as defined under GAAP) less cash provided by (used by) discontinued operations, capital expenditures, partnership distributions and principal payments on capital leases. Management measures Free Cash Flow and believes that Free Cash Flow is useful to investors because it is a commonly used financial analysis tool for measuring and comparing cable companies’ liquidity and leverage, due to the capital-intensive nature of the cable business and the resulting significant level of depreciation and amortization expense. Free Cash Flow should not be considered as an alternative to net cash provided by operating activities as a measure of liquidity, and may not be comparable to similarly titled measures used by other companies.

The following is a reconciliation of cash provided by operating activities to Free Cash Flow:

	Year ended December 31,					Six months ended June 30,
	2001	2002	2003	2004	2005	2005	2006
	(in millions)

Cash provided by operating activities	$2,422	$2,592	$2,128	$2,661	$2,540	$1,239	$1,541
Reconciling items:
Discontinued operations (income) loss	261	(745)	(123)	—	—	—	—
Operating cash flow adjustments relating to discontinued operations	(985)	356	(73)	—	—	—	—

Cash provided by continuing operating activities	1,698	2,203	1,932	2,661	2,540	1,239	1,541
Capital expenditures from continuing operations	(1,813)	(1,813)	(1,637)	(1,712)	(1,975)	(899)	(1,066)
Partnership distributions and principal payments on capital leases of continuing operations	—	(7)	(33)	(11)	(31)	(11)	(16)

Free Cash Flow	$(115)	$383	$262	$938	$534	$329	$459

(5)	The number of customer relationships is the number of subscribers that receive at least one level of service, encompassing video, high-speed data and voice services, without regard to the service(s) purchased. Therefore, a subscriber who purchases only high-speed data services and no video service will count as one customer relationship, and a subscriber who purchases both video and high-speed data services will also count as only one customer relationship.

(6)	Revenue generating units are the sum of all analog video, digital video, high-speed data and voice subscribers. Therefore, a subscriber who purchases analog video, digital video and high-speed data services will count as three revenue generating units.

(7)	Homes passed represent the estimated number of service-ready single residence homes, apartment and condominium units and commercial establishments passed by our cable systems without further extending the transmission lines.

(8)	Basic subscriber amounts reflect billable subscribers who receive basic video service.

(9)	Basic penetration represents basic subscribers as a percentage of homes passed.

(10)	Digital penetration represents digital subscribers as a percentage of basic video subscribers.

(11)	High-speed data service-ready homes passed represent the number of high-speed data service-ready single residence homes, apartment and condominium units and commercial establishments passed by our cable systems without further extending our transmission lines.

(12)	Residential high-speed data penetration represents residential high-speed data subscribers as a percentage of high-speed data service-ready homes passed.

(13)	Voice service-ready homes passed represent the number of voice service-ready single residence homes, apartment and condominium units and commercial establishments passed by our cable systems without further extending our transmission lines that are capable of receiving voice service.

(14)	Voice penetration is calculated as voice subscribers divided by voice service-ready homes passed.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION

You should read the following discussion in conjunction with “Selected Historical Consolidated Financial and Subscriber Data,” “Unaudited Pro Forma Condensed Combined Financial Information” and our historical financial statements and related notes, ACC’s consolidated financial statements and related notes and Comcast’s special purpose combined carve-out financial statements of the Los Angeles, Dallas and Cleveland cable system operations and related notes, each of which is included elsewhere in this prospectus. Some of the statements in the following discussion are forward-looking statements. For more information, please see “Forward-Looking Statements.” The following discussion and analysis of our results of operations includes periods prior to the TWE Restructuring and the consummation of the Transactions. Accordingly, our historical results of operations are not indicative of what our future results of operations will be.

Overview

We are the second-largest cable operator in the United States and an industry leader in developing and launching innovative video, data and voice services to our customers. We deliver our services to customers over technologically advanced, well-clustered cable systems that, as of June 30, 2006, on a pro forma basis, passed approximately 26 million U.S. homes. Approximately 85% of these homes were located in one of five principal geographic areas: New York state, the Carolinas, Ohio, Southern California and Texas. We are currently the largest cable system operator in a number of large cities, including New York City and Los Angeles. As of June 30, 2006, on a pro forma basis, we had over 14 million customer relationships through which we provided one or more of our services.

Time Warner currently holds an 84.0% economic interest in us (representing a 90.6% voting interest). ACC currently holds a 16.0% economic interest in us through ownership of 17.3% of our Class A common stock (representing a 9.4% voting interest). The financial results of our operations are consolidated by Time Warner.

We principally offer three products—video, high-speed data and voice. Video is our largest product in terms of revenues generated. We expect to continue to increase our video revenues through our offerings of advanced digital video services such as VOD, SVOD, HDTV and set-top boxes equipped with digital video recorders, which are available throughout our footprint, as well as through rate increases and subscriber growth. Our digital video subscribers provide a broad base of potential customers for additional advanced services. Providing basic video services is an established and highly penetrated business, and, as a result, we expect slower incremental growth in the number of our basic video subscribers compared to the growth in our advanced service offerings. Video programming costs represent a major component of our expenses and are expected to continue to increase, reflecting contractual rate increases, subscriber growth and the expansion of service offerings.

High-speed data service has been one of our fastest-growing products over the past several years and is a key driver of our results. We expect continued strong growth in residential high-speed data subscribers and revenues for the foreseeable future; however, the rate of growth of both subscribers and revenue could be impacted by intensified competition from other service providers and by the continued increase in penetration of the high-speed data market.

Our voice product was launched broadly across our footprint during 2004. As of June 30, 2006, on an historical basis, our voice services products were available to nearly 90% of our homes passed and approximately 1.4 million subscribers received the service. For a monthly fixed fee, voice customers typically receive the following services: unlimited local, in-state and U.S., Canada and Puerto Rico long-distance calling, as well as call waiting, caller ID and E911 services. We also are currently deploying a lower-priced unlimited in-state-only calling plan to serve those of our customers that do not extensively use long-distance services and, in the future, intend to offer additional plans with a variety of local and long-distance options. Our voice services product enables us to offer our customers a convenient package, or “bundle,” of video, high-speed data and voice services, and to compete effectively against similar bundled products available from our competitors. We expect strong increases in voice subscribers and revenues for the foreseeable future.

In addition to the subscription services described above, we also earn revenue by selling advertising time to national, regional and local businesses.

Restatement of Prior Financial Information

As previously disclosed by our parent company, Time Warner, the SEC had been conducting an investigation into certain accounting and disclosure practices of Time Warner. On March 21, 2005, Time Warner announced that the SEC had approved Time Warner’s proposed settlement, which resolved the SEC’s investigation of Time Warner. Under the terms of the settlement with the SEC, Time Warner agreed, without admitting or denying the SEC’s allegations, to be enjoined from future violations of certain provisions of the securities laws and to comply with the cease-and-desist order issued by the SEC to AOL, a subsidiary of Time Warner, in May 2000. Time Warner also agreed to appoint an independent examiner, who was to either be or hire a certified public accountant. The independent examiner was to review whether Time Warner’s historical accounting for certain transactions (as well as any subsequent amendments) with 17 counterparties identified by the SEC staff, principally involving online advertising revenues and including three cable programming affiliation agreements with related online advertising elements, was appropriate, and provide a report to Time Warner’s Audit and Finance Committee of its conclusions, originally within 180 days of being engaged. The transactions that were to be reviewed were entered into (or amended) between June 1, 2000 and December 31, 2001, including subsequent amendments thereto, and involved online advertising and related transactions for which the majority of the revenue was recognized by Time Warner before January 1, 2002.

The independent examiner began his review in June 2005 and, after several extensions of time, recently completed that review, in which he concluded that certain of the transactions under review with 15 counterparties, including three cable programming affiliation agreements with advertising elements, had been accounted for improperly because the historical accounting did not reflect the substance of the arrangements. Under the terms of its SEC settlement, Time Warner was required to restate any transactions that the independent examiner determined were accounted for improperly. Accordingly, on August 15, 2006, Time Warner determined it would restate its consolidated financial results for each of the years ended December 31, 2000 through December 31, 2005 and for the six months ended June 30, 2006. In addition, we determined we would restate our consolidated financial results for the years ended December 31, 2001 through December 31, 2005 and for the six months ended June 30, 2006. The financial statements presented herein reflect the impact of the adjustments being made in our financial results.

The three transactions impacting us are ones in which we entered into cable programming affiliation agreements at the same time we committed to deliver (and did subsequently deliver) network and online advertising services to those same counterparties. Total advertising revenue recognized by us under these transactions was approximately $274 million (approximately $134 million in 2001 and approximately $140 million in 2002). Included in the $274 million was $37 million related to operations that have been subsequently classified as discontinued operations. In addition to reversing the recognition of revenue, based on the independent examiner’s conclusions, we have recorded corresponding reductions in the cable programming costs over the life of the related cable programming affiliation agreements (which range from 10 to 12 years) that were acquired contemporaneously with the execution of the advertising agreements. This has the effect of increasing earnings beginning in 2003 and continuing through future periods.

The net effect of restating these transactions is that our net income was reduced by approximately $60 million in 2001 and $61 million in 2002 and was increased by approximately $12 million in each of 2003, 2004 and 2005, and by approximately $6 million for the first six months of 2006 (the impact for the year ended December 31, 2006 is estimated to be an increase to our net income of approximately $12 million). While the restatement resulted in changes in the classification of cash flows within cash provided by operating activities, it has not impacted total cash flows during the periods.

Business Transactions and Developments

Adelphia Acquisition

On July 31, 2006, the Adelphia Acquisition closed. In connection with the closing of the Adelphia Acquisition, TW NY paid approximately $8.9 billion in cash, after giving effect to certain purchase price adjustments, and shares representing 17.3% of our Class A common stock (16% of our outstanding common stock) for the Adelphia Acquired Systems. In addition, on July 28, 2006, in the ATC Contribution, ATC, a subsidiary of Time Warner, contributed its 1% common equity interest and $2.4 billion preferred equity interest in TWE to a newly created subsidiary of ours that is the parent of TW NY, TW NY Holding, in exchange for an approximately 12.4% non-voting common stock interest in our subsidiary, TW NY Holding.

At the closing of the Adelphia Acquisition, we and Adelphia entered into a registration rights and sale agreement (the “Adelphia Registration Rights and Sale Agreement”). Under the Adelphia Registration Rights and Sale Agreement, ACC is required to sell, in a single underwritten firm commitment public offering, at least one-third of the shares of our Class A common stock (including any shares sold pursuant to any over-allotment option granted to the underwriters) it received in the Adelphia Acquisition no later than three months after the registration statement covering those shares is declared effective, subject to customary rights to delay for a limited period of time under certain circumstances, unless there is a termination event under the Adelphia Registration Rights and Sale Agreement. We are required to use our commercially reasonable efforts to (i) file a registration statement covering these shares as promptly as practicable and (ii) cause such registration statement to be declared effective as promptly as practicable after filing, but in any event not later than January 31, 2007. The registration statement of which this prospectus forms a part has been filed in order to fulfill, in part, this obligation. The remaining shares of our Class A common stock received by ACC in the Adelphia Acquisition are expected to be distributed to Adelphia’s creditors pursuant to a subsequent plan of reorganization under chapter 11 of the Bankruptcy Code (a “Remainder Plan”) to be filed by Adelphia with the Bankruptcy Court, which, in accordance with the agreement governing the Adelphia Acquisition, must be reasonably satisfactory to us in all material respects to the extent it relates to the Transactions and the Adelphia Acquired Systems. The shares distributed to Adelphia’s creditors under the Remainder Plan would be freely transferable, subject to certain exceptions.

The Redemptions

On July 31, 2006, immediately before the closing of the Adelphia Acquisition, each of the TWC Redemption and the TWE Redemption was consummated. Specifically, in the TWC Redemption, Comcast’s 17.9% interest in us was redeemed in exchange for 100% of the capital stock of a subsidiary of ours holding both cable systems serving approximately 589,000 subscribers, as of June 30, 2006, and approximately $1.9 billion in cash. In addition, in the TWE Redemption, Comcast’s 4.7% residual equity interest in TWE was redeemed in exchange for 100% of the equity interests in a subsidiary of TWE holding both cable systems serving approximately 162,000 subscribers, as of June 30, 2006, and approximately $147 million in cash. As a result, in the third quarter of 2006, the systems transferred in connection with the Redemptions will be reflected as discontinued operations. The book value as of June 30, 2006 of the net assets that were disposed of was primarily comprised of $2.2 billion in franchise intangibles, $135 million in goodwill and $707 million in fixed assets.

The Exchange

Following the Redemptions and the Adelphia Acquisition, on July 31, 2006, we and Comcast and each of our respective subsidiaries consummated the Exchange, under which we swapped certain cable systems with Comcast in order to enhance our geographic clusters of subscribers and TW NY paid Comcast approximately $67 million for certain adjustments related to the Exchange. We will record a net $19 million gain on the Exchange related to our disposition of Urban Cable Works. We will not record a gain or loss on systems we acquired from Adelphia and transferred to Comcast in the Exchange because such systems were recorded at fair value in the Adelphia Acquisition.

As a result of the closing of the Redemptions, the Adelphia Acquisition and the Exchange, which are together referred to as the Transactions, we gained systems with approximately 3.2 million basic subscribers. As of July 31, 2006, Time Warner owns 84% of our outstanding common stock (including 82.7% of our outstanding Class A common stock and all outstanding shares of our Class B common stock), as well as an approximately 12.4% non-voting common stock interest in TW NY Holding. As of July 31, 2006, the remaining 17.3% of our Class A common stock (16% of our outstanding common stock) is held by Adelphia, and Comcast has no interest in us or TWE.

See “The Transactions” for additional information on the Redemptions, the Adelphia Acquisition and the Exchange.

Tax Benefits from the Transactions

The Adelphia Acquisition was designed to be a taxable acquisition of assets that would result in a tax basis in the acquired assets equal to the purchase price we paid. The depreciation and amortization deductions resulting from this step-up in the tax basis of the assets would reduce future net cash tax payments and thereby increase our future cash flows. We believe that most cable operators have a tax basis that is below the fair market value of their cable systems and, accordingly, we have viewed a portion of our tax basis in the acquired assets as incremental value above the amount of basis more generally associated with cable systems. The value of the tax benefit of such incremental step-up on a net present value basis would be approximately $2.5 billion (reducing net cash tax payments by more than $300 million per year), assuming the following: (i) a 10% discount rate, (ii) incremental step-up relating to 85% of a $14.4 billion purchase price (which assumes that 15% of the fair market value of cable systems represents a typical amount of basis), (iii) straight-line amortization deductions over 15 years, (iv) sufficient taxable income over the next 15 years to utilize the amortization deductions, and (v) a 40% effective tax rate over the 15-year period. The IRS or state or local tax authorities might challenge the anticipated tax characterizations or related valuations, and any successful challenge could materially adversely affect our tax profile (including our ability to recognize the intended tax benefits from the Transactions), significantly increase our future cash tax payments and significantly reduce our future earnings and cash flow.

Also, the TWC Redemption was designed to qualify as a tax-free split-off under section 355 of the Internal Revenue Code of 1986, as amended. If the IRS were successful in challenging the tax-free characterization of the TWC Redemption, an additional cash liability on account of taxes of up to an estimated $900 million could become payable by us.

For a discussion of these and other tax issues, see the tenth risk factor under “Risk Factors — Additional Risks of Our Operations.”

FCC Order Approving the Transactions

In its order approving the Adelphia Acquisition, the FCC imposed conditions on us related to regional sports networks (“RSNs”), as defined in the order, and the resolution of disputes pursuant to the FCC’s leased access regulations. In particular, the order provides that:

•	neither we nor our affiliates may offer an affiliated RSN on an exclusive basis to any multichannel video programming distributor (“MVPD”);

•	we may not unduly or improperly influence:

•	the decision of any affiliated RSN to sell programming to an unaffiliated MVPD; or

•	the prices, terms, and conditions of sale of programming by an affiliated RSN to an unaffiliated MVPD;

•	if an MVPD and an affiliated RSN cannot reach an agreement on the terms and conditions of carriage, the MVPD may elect commercial arbitration to resolve the dispute;

•	if an unaffiliated RSN is denied carriage by us, it may elect commercial arbitration to resolve the dispute; and

•	with respect to leased access, if an unaffiliated programmer is unable to reach an agreement with us, that programmer may elect commercial arbitration to resolve the dispute, with the arbitrator being required to resolve the dispute using the FCC’s existing rate formula relating to pricing terms.

The application and scope of these conditions, which will expire in July 2011, have not yet been tested. We retain the right to obtain FCC and judicial review of any arbitration awards made pursuant to these conditions.

Income Tax Changes

During 2005, our tax provision was impacted favorably by state tax law changes in Ohio, an ownership restructuring in Texas and certain other methodology changes. The state law changes in Ohio relate to the changes in the method of taxation as the income tax is being phased-out and replaced with a gross receipts tax. These tax law changes resulted in a reduction in certain deferred tax liabilities related to Ohio. Accordingly, we have recognized these reductions as non-cash tax benefits totaling approximately $205 million in 2005. In addition, an ownership restructuring of our partnership interests in Texas and certain methodology changes resulted in a reduction of deferred state tax liabilities. We have also recognized this reduction as a non-cash tax benefit of approximately $179 million in the fourth quarter of 2005.

Joint Venture Dissolution

TKCCP is a 50-50 joint venture between TWE-A/N (a partnership of TWE and the Advance/Newhouse Partnership) and Comcast serving approximately 1.6 million basic video subscribers as of June 30, 2006. In accordance with the terms of the TKCCP partnership agreement, since June 1, 2006, each of us and Comcast had the right to trigger a dissolution of the partnership. The party triggering the dissolution determines the allocation of the partnership’s debt between two pools of the partnership’s cable systems—one pool consisting of the Houston cable systems and the other consisting of the Kansas City, south and west Texas and New Mexico cable systems. The non-triggering party has the right to choose and take full ownership of one of two pools and any debt allocated to that pool and the triggering party would own the remaining pool of cable systems and any debt allocated to that pool.

On July 3, 2006, Comcast notified us of its election to dissolve TKCCP and its decision to allocate all of TKCCP’s debt, totaling approximately $2 billion as of June 30, 2006, to the pool of assets consisting of the Houston cable systems. On August 1, 2006, we notified Comcast of our election to receive the pool of assets consisting of the Kansas City, south and west Texas and New Mexico cable systems, which collectively served approximately 789,000 basic video subscribers as of June 30, 2006. As a result, Comcast will receive the pool of assets consisting of the Houston cable systems, which served approximately 790,000 basic video subscribers as of June 30, 2006. Comcast refinanced the debt allocated to the Houston cable systems, which included approximately $630 million of debt owed to TWE-A/N, on October 2, 2006. The consummation of the dissolution of TKCCP is subject to customary closing conditions, including regulatory and franchise review and approvals. It is expected that the dissolution of TKCCP will be completed by the end of the first quarter of 2007. Upon closing, we will begin consolidating the results of the Kansas City, south and west Texas and New Mexico cable systems with ours. Effective July 1, 2006, we own 100% of the economic interest in the Kansas City, south and west Texas and New Mexico cable systems, and we are no longer entitled to any economic benefits of ownership from the Houston cable systems.

Restructuring of Time Warner Entertainment Company, L.P.

TWE is a Delaware limited partnership formed in 1992 that was owned by Time Warner and other third parties that, prior to the TWE Restructuring, which is described below, was engaged in three business—cable systems, filmed entertainment and programming.

As part of the TWE Restructuring in March 2003, (i) substantially all the assets of TWI Cable, Inc. (a wholly owned subsidiary of Time Warner) and TWE were acquired by us, (ii) TWE’s non-cable businesses, including Warner Bros., Home Box Office, and TWE’s interests in The WB Television Network, Comedy Central (which was subsequently sold) and the Courtroom Television Network (collectively, the “Non-cable Businesses”) were distributed to Time Warner, and (iii) Comcast restructured its holdings in TWE, the result of which was a decreased interest in TWE and an increased ownership interest in us. As a result of the TWE Restructuring, TWE became a consolidated subsidiary of ours, and we indirectly held 94.3% of TWE’s residual equity interest, with the remaining interest held indirectly by Time Warner and Comcast. See “Certain Relationships and Related Transactions—TWE” for more information.

Prior to the Redemptions but subsequent to the TWE Restructuring, Comcast’s 21% economic interest in us was held through a 17.9% direct common stock ownership interest in us and a limited partnership interest in TWE (representing a 4.7% residual equity interest). Time Warner’s 79% economic interest in us was held through an 82.1% direct common stock ownership interest in us (representing an 89.3% voting interest) and a limited partnership interest in TWE (representing a 1% residual equity interest). Time Warner also held a $2.4 billion mandatorily redeemable preferred equity interest in TWE through ATC. In connection with the TWE Restructuring, Time Warner effectively increased its economic ownership interest in TWE from approximately 73% to approximately 79%. The acquisition by Time Warner of this additional 6% interest in TWE, as well as Comcast’s exchange of a portion of its interest in TWE for a 17.9% interest in us, were accounted for at fair value as step acquisitions. The total purchase consideration for the additional 6% interest in TWE was approximately $4.6 billion ($3.2 billion of the total purchase consideration was related to the discontinued operations of the Non-cable Businesses). These step acquisitions resulted in a fair value adjustment of $2.4 billion which is reflected as an increase in cable franchise intangibles and franchise-related customer relationships, with a corresponding increase in contributed capital. Time Warner’s purchase accounting adjustments for the TWE Restructuring were pushed down to our financial statements. See “The Transactions—TWC/Comcast Agreements—The TWE Redemption Agreement” and “—The TWC Redemption Agreement.”

In the TWE Redemption, TWE redeemed all of the residual equity interest of TWE held by Comcast in exchange for 100% of the limited liability company interests of one of its subsidiaries. As a result of the TWE Redemption, Comcast no longer has an interest in TWE. See “The Transactions—TWC/Comcast Agreements—The TWE Redemption Agreement.”

The ATC Contribution was consummated on July 28, 2006. In the ATC Contribution, ATC contributed its 1% residual equity interest and $2.4 billion preferred equity interest in TWE that it received in the TWE Restructuring to TW NY Holding, the direct parent of TW NY and an indirect, wholly owned subsidiary of ours, for a 12.4% non-voting common stock interest in TW NY Holding.

As a result of the TWE Redemption and the ATC Contribution, two of our subsidiaries are the sole general and limited partners of TWE.

Financial Statement Presentation

Revenues

Our revenues consist of video, high-speed data, voice and advertising revenues.

Video revenues include monthly fees for basic, standard and digital services, together with related equipment rental charges, charges for set-top boxes and charges for premium channels and SVOD services. Video revenues also include installation, Pay-Per-View and VOD charges and franchise fees relating to video charges collected on behalf of local franchising authorities. Several ancillary items are also included within video revenues, such as commissions related to the sale of merchandise by home shopping services and rental income earned on the leasing of antenna attachments on our transmission towers. In each period presented, these ancillary items constitute less than 2% of video revenues.

High-speed data revenues include monthly subscriber fees from both residential and commercial subscribers, which account for nearly 99% of such revenues, along with related equipment rental charges, home networking fees and installation charges, which account for approximately 1% of such revenues. High-speed data revenues also include fees received from TKCCP (our unconsolidated joint venture), third parties and certain cable systems owned by a subsidiary of TWE-A/N and managed by the Advance/Newhouse Partnership (“A/N”).

Voice revenues include monthly subscriber fees from voice subscribers, which account for over 99% of such revenues, along with related installation charges, which account for less than 1% of such revenues.

Advertising revenues include the fees charged to local, regional and national advertising customers for advertising placed on our video and high-speed data services. Substantially all advertising revenues are attributable to our video service.

Costs and Expenses

Costs of revenues include video programming costs (including fees paid to the programming vendors net of certain amounts received from the vendors), high-speed data connectivity costs, voice services network costs, and other service-related expenses, including non-administrative labor costs directly associated with the delivery of products and services to subscribers, maintenance of our delivery systems, franchise fees and other related expenses. Our programming agreements are generally multi-year agreements that require us to make payments to the programming vendors at agreed upon rates based on the number of subscribers to which we provide the service.

Selling, general and administrative expenses include amounts not directly associated with the delivery of products and services to subscribers or the maintenance of our delivery systems, such as administrative labor costs, marketing expenses, billing charges, repair and maintenance costs, management fees paid to Time Warner and other administrative overhead costs, net of management fees received from TKCCP, our unconsolidated joint venture.

Use of OIBDA and Free Cash Flow

We utilize OIBDA, a non-GAAP financial measure, among other measures, to evaluate the performance of our business. OIBDA is considered to be an important indicator of the operational strength of the business. OIBDA eliminates the uneven effect of our non-cash depreciation of tangible assets and amortization of certain intangible assets that were recognized in business combinations. A limitation of this measure, however, is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues. Management evaluates the investments in such tangible and intangible assets through other financial measures, such as capital expenditure budgets, investment spending levels and return on capital.

Free Cash Flow, a non-GAAP financial measure, is cash provided by operating activities (as defined by GAAP) less cash provided by (used by) discontinued operations, capital expenditures, partnership distributions, dividends paid and principal payments on capital leases, if any. Free Cash Flow is considered to be an important indicator of our liquidity, including our ability to service debt and make strategic investments.

Both OIBDA and Free Cash Flow should be considered in addition to, not as a substitute for, our Operating Income, net income and various cash flow measures (e.g., cash provided by operating activities), as well as other measures of financial performance and liquidity reported in accordance with GAAP. A reconciliation of OIBDA to both Operating Income and net income is presented under “—Results of Operations.” A reconciliation of Free Cash Flow to cash provided by operating activities is presented under “—Financial Condition and Liquidity.”

Anticipated Future Trends

Video Services

Management expects that video revenues will continue to grow in the future, reflecting rate increases and increased revenue from new digitally-based services, such as VOD, SVOD, HDTV and set-top boxes equipped with digital video recorders, which we have introduced over the past few years. Digital video subscribers are expected to continue to grow, but at relatively slower rates as penetration increases. Because providing basic video services is an established and highly penetrated business, we expect slower incremental growth in the number of our basic video subscribers compared to the growth of our advanced services. Video programming costs are expected to remain one of our largest single expense items for the foreseeable future. Video programming costs have risen in recent years due to several factors, including industry-wide programming cost increases (especially for sports programming), increased demand for premium services, the addition of quality programming for more extensive programming packages and service offerings and the launch of VOD services. For these reasons, programming costs will continue to rise, and we expect that our video product margins will decline over the next few years as programming cost increases outpace growth in video revenue. Video programming costs are expected to increase during the remainder of 2006 at a rate higher than that experienced during the first half of 2006 reflecting contractual rate increases, subscriber growth and the continued expansion of service offerings.

High-speed Data Services

High-speed data services continue to be a source of high revenue growth. In total, consolidated high-speed data revenues grew from $1.4 billion for the year ended December 31, 2003 to $2.1 billion for the year ended December 31, 2005 and from $1 billion for the six months ended June 30, 2005 to $1.3 billion for the six months ended June 30, 2006. Strong growth rates for subscription revenues associated with the high-speed data services product are expected to continue in 2006. High-speed data costs decreased from $130 million for the year ended December 31, 2003 to $110 million for the year ended December 31, 2005 as connectivity costs decreased on a per subscriber basis due to industry-wide cost reductions. High-speed data costs increased from $52 million for the six months ended June 30, 2005 to $74 million for the six months ended June 30, 2006 as a result of subscriber growth and an increase in per subscriber connectivity costs. We anticipate that per subscriber costs will continue to rise as connectivity costs and customer usage continue to increase. In addition, as narrowband Internet users continue to migrate to broadband connections, we anticipate that an increasing percentage of our new high-speed data customers will elect to purchase our entry-level of high-speed data service, which is generally less expensive than our flagship service level. As a result, over time, our average high-speed data revenue per subscriber may reflect this shift in mix.

Voice Services

Our voice services product was rolled out across our footprint during 2004. Consolidated voice revenues grew from $1 million for the year ended December 31, 2003 to $282 million for the year ended December 31, 2005 and from $89 million for the six months ended June 30, 2005 to $309 million for the six months ended June 30, 2006. Strong growth rates for subscription revenues associated with voice services are expected to continue throughout 2006.

Merger-related and Restructuring Costs

In the six months ended June 30, 2006, we expensed approximately $12 million of non-capitalizable merger-related costs associated with the Redemptions, the Adelphia Acquisition and the Exchange. We expect to incur approximately $20 million of additional costs in the third quarter of 2006. Closing of the Transactions occurred on July 31, 2006. In addition, our results for the six months ended June 30, 2006 include approximately $10 million of restructuring costs, primarily due to a reduction in headcount associated with efforts to reorganize our operations in a more efficient manner. These charges are part of our broader plans to simplify our organizational structure and enhance our customer focus. We are in the process of executing these initiatives and expect to incur additional costs as these plans are implemented throughout 2006 and 2007.

Recently Adopted Accounting Principles

Stock-based Compensation

Historically, our employees participated in various Time Warner equity plans. We have established the Time Warner Cable Inc. 2006 Stock Incentive Plan. We expect that our employees will participate in our plan and will not continue to participate in Time Warner’s equity plan. We have adopted the provisions of FAS 123R as of January 1, 2006. The provisions of FAS 123R require a company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized in the statement of operations over the period during which an employee is required to provide service in exchange for the award. FAS 123R also amends FASB Statement No. 95, Statement of Cash Flows, to require that excess tax benefits, as defined, realized from the exercise of stock options be reported as a financing cash inflow rather than as a reduction of taxes paid in cash flow from operations.

Prior to the adoption of FAS 123R, we had followed the provisions of FAS 123, which allowed us to follow the intrinsic value method set forth in Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and disclose the pro forma effects on net income (loss) had the fair value of the equity awards been expensed. In connection with adopting FAS 123R, we elected to adopt the modified retrospective application method provided by FAS 123R and, accordingly, financial statement amounts for all prior periods presented herein reflect results as if the fair value method of expensing had been applied from the original effective date of FAS 123 (see Note 1 of our consolidated financial statements for the six months ended June 30, 2006 and Note 3 of our consolidated financial statements for the year ended December 31, 2005 for a discussion on the impact of the adoption of FAS 123R).

Prior to the adoption of FAS 123R, for disclosure purposes, we recognized stock-based compensation expense for awards with graded vesting by treating each vesting tranche as a separate award and recognizing compensation expense ratably for each tranche. For equity awards granted subsequent to the adoption of FAS 123R, we treat such awards as a single award and recognize stock-based compensation expense on a straight-line basis (net of estimated forfeitures) over the employee service period. Stock-based compensation expense is recorded in costs of revenues or selling, general and administrative expense depending on the employee’s job function.

Additionally, when recording compensation cost for equity awards, FAS 123R requires companies to estimate the number of equity awards granted that are expected to be forfeited. Prior to the adoption of FAS 123R, for disclosure purposes, we recognized forfeitures when they occurred, rather than using an estimate at the grant date and subsequently adjusting the estimated forfeitures to reflect actual forfeitures. Accordingly, a pretax cumulative effect adjustment totaling $4 million ($2 million, net of tax), has been recorded in the first quarter of 2006 to adjust for awards granted prior to January 1, 2006 that are not expected to vest. Total impact of the adoption of FAS 123R on Operating Income for the six months ended June 30, 2006 and 2005 and for the years ended December 31, 2005, 2004 and 2003 was $18 million, $35 million, $53 million, $66 million and $93 million, respectively. Total equity-based compensation expense recognized (which includes expense recognized related to Time Warner stock options, restricted stock and restricted stock units) for the six months ended June 30, 2006 and 2005 and for the years ended December 31, 2005, 2004 and 2003 was $21 million, $35 million, $53 million, $70 million and $97 million, respectively.

Recent Accounting Standards

Accounting for Sabbatical Leave and other Similar Benefits

In June 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 06-02, Accounting for Sabbatical Leave and Other Similar Benefits (“EITF 06-02”). EITF 06-02 provides that an employee’s right to a compensated absence under a sabbatical leave or similar benefit arrangement in which the employee is not required to perform any duties during the absence is an accumulating benefit. Therefore, such arrangements should be accounted for as a liability with the cost recognized over the service period during which the employee earns the benefit. The provisions of EITF 06-02 will be effective for us as of January 1, 2007 and will impact the accounting for certain of our employment arrangements. The cumulative impact of this guidance, which will be applied retrospectively to all prior periods, is expected to result in a reduction to retained earnings on January 1, 2007 of approximately $64 million ($38 million, net of tax). The retrospective impact on Operating Income for calendar years 2006, 2005 and 2004 is expected to be approximately $5 million, $5 million and $8 million, respectively.

Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in income tax positions. This Interpretation requires that we recognize in our consolidated financial statements the impact of a tax position that is more likely than not to be sustained upon examination based on the technical merits of the position. The provisions of FIN 48 will be effective for us as of the beginning of our 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact of adopting FIN 48 on our consolidated financial statements.

Income Statement Classification of Taxes Collected from Customers

In June 2006, the EITF reached a consensus on EITF Issue No. 06-03, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation) (“EITF 06-03”). EITF 06-03 provides that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. The provisions of EITF 06-03 will be effective for us as of January 1, 2007. We are currently evaluating the impact of adopting EITF 06-03 on our consolidated financial statements.

Accounting for Defined Benefit Pension and Other Postretirement Benefits

In September 2006, the FASB issued FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Benefits (“FAS 158”). FAS 158 requires companies to recognize in their statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status and to measure a plan’s assets and its obligations that determine its funded status as of the end of the company’s fiscal year. Additionally, FAS 158 requires companies to recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur and to report those changes in comprehensive income. The provisions of FAS 158 have two separate effective dates. Specifically, the provision of FAS 158 that requires us to recognize the funded status of our pension plan, and the disclosure requirements, will be effective for us as of December 31, 2006, and the provision of FAS 158 that requires us to measure plan assets and benefit obligations as of the date of our fiscal year-end balance sheet will be effective for us as of December 31, 2008. We are assessing the impact of adopting FAS 158 on our December 31, 2006 financial statements; however, had we adopted FAS 158 as of December 31, 2005, we would have recorded a reduction in net assets and accumulated other comprehensive income of approximately $180 million, net of tax, and an increase of approximately $6 million in net liabilities and a $6 million reduction in accumulated other comprehensive income, net of tax, based on our balances as of December 31, 2005.

Reclassifications

Certain reclassifications have been made to our prior year’s financial information to conform to the June 30, 2006 presentation.

Results of Operations

Six months ended June 30, 2006 compared to six months ended June 30, 2005

Revenues.  Revenues by major category were as follows (in millions):

	Six Months Ended June 30,
	2006	2005	% Change

Video	$3,475	$3,241	7%
High-speed data	1,258	1,018	24%
Voice	309	89	247%
Advertising	259	255	2%

Total revenues	$5,301	$4,603	15%

The increase in video revenues for the six months ended June 30, 2006 was primarily due to the continued penetration of advanced digital services and video rate increases, as well as a 1.2% increase in basic cable subscribers between June 30, 2005 and June 30, 2006 (excluding subscriber increases due to the acquisition of Urban Cable Works in the fourth quarter of 2005, which has subsequently been transferred to Comcast in the Exchange). Digital video subscribers, which are included in our 9.5 million basic video subscribers as of June 30, 2006, increased by 722,000, or 17%, to 5.0 million at June 30, 2006, as compared to 4.3 million at June 30, 2005 (including approximately 36,000 subscribers that were consolidated in the Urban Cable Works acquisition). Basic video subscribers include all billable subscribers who receive basic video cable service. Digital video subscribers include all billable subscribers who receive any level of video service via digital technology. Aggregate revenues associated with our advanced digital services, including digital tiers, Pay-Per-View, VOD, SVOD and set-top boxes with digital video recorders, increased 21%, to $454 million from $376 million for the six months ended June 30, 2006 and 2005, respectively.

High-speed data revenues for the six months ended June 30, 2006 increased primarily due to growth in high-speed data subscribers. High-speed data subscribers include all billable subscribers who receive our Road Runner high speed data service, or any of the other Internet service offered by us. From June 30, 2005 to June 30, 2006, residential high-speed data subscribers increased by 936,000 to 4.6 million subscribers (including approximately 11,000 subscribers that were consolidated in the Urban Cable Works acquisition). During the same period, commercial high-speed data subscribers increased by 32,000 to 200,000 at June 30, 2006. Commercial high-speed data revenue increased to $156 million for the six months ended June 30, 2006 from $121 million for the comparable period in 2005. Residential high-speed data penetration, expressed as a percentage of service-ready homes, increased to 28.2% at June 30, 2006 from 23.3% at June 30, 2005. Strong growth rates for high-speed data services are expected to continue for the remainder of 2006.

The increase in voice services revenues for the six months ended June 30, 2006 was primarily due to growth in voice services subscribers. Voice services subscribers include all billable subscribers who receive telephony service. From June 30, 2005 to June 30, 2006, voice services subscribers increased by 883,000 to 1.4 million subscribers. Voice services penetration, expressed as a percentage of service-ready homes, increased to 9.4% at June 30, 2006 from 4.3% at June 30, 2005. Strong growth rates for voice services are expected to continue for the remainder of 2006.

The level of growth in advertising revenues for the six months ended June 30, 2006 reflects softness in local and national advertising.

Costs of revenues.  The major components of costs of revenues were as follows (restated, in millions):

	Six Months Ended June 30,
	2006	2005	% Change

Video programming	$1,129	$1,032	9%
Labor	648	601	8%
High-speed data	74	52	42%
Voice	136	38	258%
Other	382	343	11%

Total	$2,369	$2,066	15%

Video programming costs increased 9% for the six months ended June 30, 2006. On a per subscriber basis, programming costs increased by 8%, to $19.92 per month in 2006 from $18.44 per month in 2005. These increases were due primarily to contractual rate increases, the ongoing deployment of new digital video services and higher regional sports network programming costs. Programming costs for the six months ended June 30, 2006 also include an $11 million benefit reflecting an adjustment in the amortization of certain launch support payments. In addition, programming costs for the six months ended June 30, 2005 included a $14 million charge related to the resolution of contractual terms with a program vendor. Video programming costs are expected to increase during the remainder of 2006 at a rate higher than that experienced during the first half of 2006 reflecting contractual rate increases, subscriber growth and the continued expansion of service offerings.

Labor costs for the six months ended June 30, 2006 increased primarily due to salary increases and higher headcount resulting from the roll-out of advanced services, including voice services, partially offset by an $18 million benefit due to changes in estimates related to certain medical benefit accruals.

High-speed data service costs consist of the direct costs associated with the delivery of high-speed data services, including network connectivity and certain other costs. High-speed data service costs increased due to subscriber growth and an increase in per unit connectivity costs.

Voice services costs consist of the direct costs associated with the delivery of voice services, including network connectivity costs and certain other costs. Voice services costs increased due to the growth in voice services subscribers.

Other costs increased due to revenue driven increases in fees paid to local franchise authorities, as well as increases in other costs associated with the continued roll-out of advanced services, including voice services. These increases were partially offset by a $10 million benefit related to third party maintenance support payment fees, reflecting the resolution of terms with an equipment vendor.

Selling, general and administrative expenses.  The major components of selling, general and administrative expenses were as follows (in millions):

	Six Months Ended June 30,
	2006	2005	% Change

Labor	$424	$355	19%
Marketing	172	165	4%
Other	339	290	17%

Total	$935	$810	15%

Selling, general and administrative expenses increased for the six months ended June 30, 2006 as a result of higher labor and other costs. Labor costs increased primarily due to increased headcount resulting from the continued roll-out of advanced services, as well as salary increases, partially offset by a $5 million benefit in the second quarter of 2006 due to changes in estimates related to certain medical benefit accruals. Other costs increased primarily due to increases in administrative costs associated with the increase in headcount discussed above, as well as an $11 million charge (with an additional $2 million charge included in costs of revenues) reflecting an adjustment to prior period facility rent expense. The six months ended June 30, 2005 also included a $9 million reserve related to legal matters.

Merger-related and restructuring costs.  For the six months ended June 30, 2006, we expensed approximately $12 million of non-capitalizable merger-related costs associated with the Adelphia Acquisition, the Redemptions and the Exchange. We expect to incur such costs into the third quarter of 2006. Closing of the Transactions occurred on July 31, 2006. In addition, the results for the six months ended June 30, 2006 include approximately $10 million of restructuring costs, primarily due to a reduction in headcount associated with efforts to reorganize our operations in a more efficient manner. The results for the six months ended June 30, 2005 included $30 million of restructuring costs, primarily associated with the early retirement of certain senior executives and the closing of several local news channels. These actions are part of our broader plans to simplify our organizational structure and enhance our customer focus. We continue to execute on these initiatives and expect to incur additional costs as these plans are implemented throughout 2006.

Reconciliation of OIBDA to Operating Income and net income

The following table reconciles OIBDA to Operating Income and net income for purposes of the discussions that follow (restated, in millions):

	Six Months Ended June 30,
	2006	2005	% Change

OIBDA	$1,975	$1,697	16%
Depreciation	(829)	(762)	9%
Amortization	(40)	(39)	3%

Operating Income	1,106	896	23%
Interest expense, net	(225)	(235)	(4)%
Income from equity investments, net	42	21	100%
Minority interest expense, net	(46)	(31)	48%
Other income	1	1	—

Income before income taxes and cumulative effect of accounting change	878	652	35%
Income tax provision	(350)	(54)	548%

Income before cumulative effect of accounting change	528	598	(12)%
Cumulative effect of accounting change, net of tax	2	—	NM

Net income	$530	$598	(11)%

OIBDA.  OIBDA increased by $278 million, or 16%, to $2.0 billion for the six months ended June 30, 2006 from $1.7 billion for the six months ended June 30, 2005. This increase was attributable to revenue growth

(particularly high margin high-speed data revenues), partially offset by higher costs of revenues and selling, general and administrative expenses as discussed above.

Depreciation expense.  Depreciation expense increased 9% to $829 million for the six months ended June 30, 2006 from $762 million for the six months ended June 30, 2005. This increase was primarily due to demand-driven increases in customer premise equipment purchases in recent years, which generally has a significantly shorter useful life.

Operating Income.  Operating Income increased 23% to $1.1 billion for the six months ended June 30, 2006 from $896 million for the six months ended June 30, 2005, due to the increase in OIBDA, partially offset by the increase in depreciation expense discussed above.

Interest expense, net.  Net interest expense decreased to $225 million for the six months ended June 30, 2006 from $235 million for the six months ended June 30, 2005. This decrease was due primarily to an increase in interest income attributable to increased loans to TKCCP, as well as a decrease in interest expense due to lower debt levels.

Income from equity investments, net.  Income from equity investments, net, increased to $42 million for the six months ended June 30, 2006 from $21 million for the six months ended June 30, 2005. This increase reflects an increase in the profitability of TKCCP and iN DEMAND, an equity method investment that provides certain programming services to us, together with a decrease in losses incurred by local news joint ventures.

Minority interest expense, net.  The results of TWE are consolidated by us for financial reporting purposes. Minority interest expense increased to $46 million for the six months ended June 30, 2006 from $31 million for the six months ended June 30, 2005. This increase primarily reflects an increase in the profitability of TWE, in which Time Warner and Comcast had residual equity ownership interests of 1% and 4.7%, respectively, as of June 30, 2006.

Income tax (provision) benefit.  Our income tax provision has been prepared as if we operated as a stand-alone taxpayer for all periods presented. For the six months ended June 30, 2006 and 2005, we recorded income tax provisions of $350 million and $54 million, respectively. The effective tax rate was 40% for the six months ended June 30, 2006 compared to 8% for the six months ended June 30, 2005. The change in the effective tax rate for the six months ended June 30, 2006 is primarily due to the favorable impact of a state tax law change in Ohio, which resulted in a non-cash tax benefit of approximately $215 million in the second quarter of 2005.

Income before cumulative effect of accounting change.  Income before cumulative effect of accounting change was $528 million for the six months ended June 30, 2006 compared to $598 million for the six months ended June 30, 2005. This decrease was primarily driven by the increase resulting from the absence in 2006 of the noncash tax benefit related to the previously noted state tax law change in Ohio, partially offset by increased income before taxes and cumulative effect of accounting change.

Cumulative effect of accounting change, net of tax.  For the six months ended June 30, 2006, we recorded a $4 million pretax benefit ($2 million, net of tax), as the cumulative effect of a change in accounting principle upon the adoption of FAS 123R to recognize the effect of estimating the number of Time Warner equity-based awards granted to our employees prior to January 1, 2006 that are not ultimately expected to vest.

Net income.  Net income was $530 million for the six months ended June 30, 2006 compared to $598 million for the six months ended June 30, 2005. This decrease was primarily driven by the decrease in income before cumulative effect of accounting change.

As a result of the Transactions, on a net basis, we anticipate that our subscriber counts, revenues, expenses, OIBDA and Operating Income will increase during the remainder of 2006 compared to the similar prior year periods.

Full year 2005 compared to full year 2004

Revenues.  Revenues by major category were as follows (in millions):

	Year Ended December 31,
	2005	2004	% Change

Video	$6,537	$6,180	6%
High-speed data	2,145	1,760	22%
Voice	282	29	NM
Advertising	534	515	4%

Total revenues	$9,498	$8,484	12%

NM—Not meaningful

Total video revenues increased by $357 million, or 6%, over 2004, primarily due to continued penetration of advanced digital services and video rate increases, as well as a 0.4% increase in basic video subscribers between December 31, 2004 and December 31, 2005 (excluding subscriber increases due to the acquisition of Urban Cable Works in the fourth quarter of 2005). Digital video subscribers, which are included in our 9.4 million basic video subscribers as of December 31, 2005, increased by 582,000, or 14%, to 4.6 million at December 31, 2005, as compared to 4.1 million at December 31, 2004 (approximately 37,000 subscribers were acquired in the Urban Cable Works acquisition). Aggregate revenues associated with our advanced digital services, including digital tiers, Pay-Per-View, VOD, SVOD and digital video recorders, increased 18% from $657 million to $778 million for the years ended December 31, 2004 and 2005, respectively.

High-speed data revenues increased in 2005 primarily due to growth in high-speed data subscribers. From December 31, 2004 to December 31, 2005, residential high-speed data subscribers increased by 787,000 to 4.1 million subscribers (approximately 10,000 subscribers were acquired in the Urban Cable Works acquisition). Residential high-speed data penetration, expressed as a percentage of service-ready homes, increased from 21% at December 31, 2004 to 25% at December 31, 2005. During the same period, commercial high-speed data subscribers increased by 34,000 to 185,000 at December 31, 2005. Commercial high-speed data revenues increased from $196 million in 2004 to $261 million in 2005.

The increase in voice services revenues in 2005 was primarily due to the full-scale launch of voice services across our footprint. Our voice services were available to nearly 85% of our homes passed as of December 31, 2005. At December 31, 2005 and 2004, we had 950,000 and 182,000 voice services subscribers, respectively.

The increase in advertising revenues in 2005 is due to the growth of national and local advertising, including an increase in both the rates and volume of advertising spots sold.

Costs of revenues.  The primary components of costs of revenues were as follows (restated, in millions):

	Year Ended December 31,
	2005	2004	% Change

Video programming	$2,040	$1,845	11%
Employee	1,234	1,071	15%
High-speed data	110	134	(18)%
Voice	127	15	NM
Other	700	649	8%

Total	$4,211	$3,714	13%

NM—Not meaningful

Total video programming costs increased by 11% in 2005. On a per subscriber basis, programming costs increased by 10%, from $16.48 per month in 2004 to $18.21 per month in 2005. These increases were primarily attributable to contractual rate increases and the ongoing deployment of new service offerings, including VOD and SVOD.

Employee costs increased in 2005, in part, as a result of increased headcount driven by new product deployment initiatives, including voice services. Salary increases also contributed to the increase in employee costs.

High-speed data costs have benefited as connectivity costs have continued to decrease on a per subscriber basis due to industry-wide cost reductions.

Voice service costs increased due to the ongoing deployment of our voice services product.

Other costs increased due largely to the revenue-driven increase in fees paid to local franchise authorities.

Selling, general and administrative expenses.  The primary components of selling, general and administrative expenses were as follows (in millions):

	Year Ended December 31,
	2005	2004	% Change

Employee	$725	$672	8%
Marketing	319	285	12%
Other	582	581	—

Total	$1,626	$1,538	6%

Employee costs increased primarily due to an increase in headcount associated with the continued roll-out of advanced services, as well as salary increases, partially offset by a decease in equity-based compensation expense. Marketing costs increased due to a continued focus on aggressive marketing of our broad range of products and services. Other costs increased slightly primarily due to an increase in legal fees, partially offset by $34 million of costs incurred in 2004 in connection with a settlement related to Urban Cable Works.

Merger-related and restructuring costs.  In 2005, we expensed approximately $8 million of non-capitalizable merger-related costs associated with the Adelphia Acquisition and the Exchange. In addition, the 2005 results include approximately $35 million of restructuring costs, primarily associated with the early retirement of certain senior executives and the closing of several local news channels, partially offset by a $1 million reduction in restructuring charges, reflecting changes to previously established restructuring accruals. These charges are part of our broader plans to simplify our organizational structure and enhance our customer focus.

Reconciliation of OIBDA to Operating Income and net income

The following table reconciles OIBDA to Operating Income and net income for purposes of the discussion that follows (restated, in millions):

	Year Ended December 31,
	2005	2004	% Change

OIBDA	$3,619	$3,232	12%
Depreciation	(1,588)	(1,438)	10%
Amortization	(76)	(76)	—

Operating Income	1,955	1,718	14%
Interest expense, net	(464)	(465)	—
Income from equity investments, net	43	41	5%
Minority interest expense, net	(70)	(62)	13%
Other income	1	11	(91)%

Income before income taxes	1,465	1,243	18%
Income tax provision	(212)	(517)	(59)%

Net income	$1,253	$726	73%

OIBDA.  OIBDA increased $387 million, or 12%, from $3.2 billion in 2004 to $3.6 billion in 2005. This increase was driven by revenue growth (particularly high margin high-speed data revenues), partially offset by increases in costs of revenues, selling, general and administrative expenses and the $42 million of merger-related and restructuring charges in 2005, discussed above.

Depreciation expense.  Depreciation expense increased 10% to $1.6 billion in 2005 from $1.4 billion in 2004. This increase was primarily due to the increased spending on customer premise equipment in recent years. Such equipment generally has a shorter useful life compared to the mix of assets previously purchased.

Operating Income.  Operating Income increased to $2.0 billion in 2005 from $1.7 billion in 2004, due to the increase in OIBDA, partially offset by the increase in depreciation expense.

Interest expense, net.  Net interest expense decreased slightly from $465 million in 2004 to $464 million in 2005, primarily due to an increase in interest income associated with loans to TKCCP, which was largely offset by an increase in interest expense related to long-term debt.

Income from equity investments, net.  Income from equity investments, net, increased slightly from $41 million in 2004 to $43 million in 2005. This increase was primarily due to an increase in the profitability of iN DEMAND and a decrease in losses incurred by local news joint ventures, partially offset by a decline in profitability of TKCCP, as a result of higher interest expense associated with an increase in debt at the joint venture.

Minority interest expense, net.  The results of TWE are consolidated by us for financial reporting purposes. Minority interest expense increased from $62 million in 2004 to $70 million in 2005. This increase primarily reflects an increase in the profitability of TWE, in which Time Warner and Comcast had residual equity ownership interests of 1% and 4.7%, respectively, at December 31, 2005.

Other income.  Other income decreased from $11 million in 2004 to $1 million in 2005 due to a reversal of previously established reserves associated with the dissolution of a joint venture in 2004.

Income tax provision.  Our income tax provision has been prepared as if we operated as a stand-alone taxpayer for all periods presented. The income tax provision decreased from $517 million in 2004 to $212 million in 2005. Our effective tax rate was approximately 42% in 2004 compared to 14% in 2005. The decrease in the tax provision and the effective tax rate was primarily a result of the favorable impact of state tax law changes in Ohio, an ownership restructuring in Texas and certain other methodology changes, partially offset by an increase in earnings during 2005 as compared to 2004. The income tax provision for 2005, absent the noted deferred tax impacts, would have been $596 million.

Net income.  Net income was $1.3 billion in 2005 compared to $726 million in 2004. This increase was due to higher Operating Income and a lower income tax provision, partially offset by higher minority interest expense.

Full year 2004 compared to full year 2003

Revenues.  Revenues by major category were as follows (in millions):

	Year Ended December 31,
	2004	2003	% Change

Video	$6,180	$5,810	6%
High-speed data	1,760	1,422	24%
Voice	29	1	NM
Advertising	515	466	11%

Total revenues	$8,484	$7,699	10%

NM—Not meaningful

Total video revenues increased $370 million, or 6%, over 2003, primarily due to increased penetration of advanced digital services and higher video rates. These increases were partially offset by a 0.4% decline in basic video subscribers between December 31, 2003 and December 31, 2004. Digital video subscribers, which are included in our 9.3 million basic video subscribers (as of December 31, 2004), increased by 408,000, or 11%, to 4.1 million at December 31, 2004, as compared to 3.7 million at December 31, 2003. Aggregate revenues derived from our advanced digital services, including digital tiers, Pay-Per-View, VOD, SVOD and digital video recorders, increased 25% from $525 million in 2003 to $657 million in 2004.

High-speed data revenues increased in 2004 primarily due to growth in high-speed data subscribers, partially offset by a slight decline in the average revenue per subscriber which resulted from increased promotions. From December 31, 2003 to December 31, 2004, total residential high-speed data subscribers increased by 577,000 to 3.4 million subscribers. Residential high-speed data penetration, expressed as a percentage of service-ready homes, increased from 18% at December 31, 2003 to 21% at December 31, 2004. During the same period, commercial high-speed data subscribers increased by 36,000 to 151,000 at December 31, 2004. Commercial high-speed data revenues increased from $155 million in 2003 to $196 million in 2004.

We launched our voice services product across our footprint during 2004. At December 31, 2004, we had 182,000 voice subscribers.

Total advertising revenues increased in 2004 primarily due to an increase in general third party advertising. General third party advertising revenues increased by 11% from $443 million in 2003 to $491 million in 2004 due to an increase in the volume of advertising spots sold and, to a lesser extent, an increase in the rates at which the spots were sold. Programming vendor advertising decreased from $12 million in 2003 to $9 million in 2004 reflecting fewer new channel launches. Related party advertising revenues increased from $11 million in 2003 to $15 million in 2004, primarily due to increased advertising by Time Warner’s Turner Broadcasting unit. For more information regarding programming vendor and related party advertising, please see “—Critical Accounting Policies—Multiple-Element Transactions.”

Costs of revenues.  The primary components of costs of revenues were as follows (restated, in millions):

	Year Ended December 31,
	2004	2003	% Change

Video programming	$1,845	$1,642	12%
Employee	1,071	982	9%
High-speed data	134	130	3%
Voice	15	1	NM
Other	649	584	11%

Total	$3,714	$3,339	11%

NM—Not meaningful

Total video programming costs increased 12% in 2004. On a per subscriber basis, programming costs increased by 13%, from $14.62 per month in 2003 to $16.48 per month in 2004. This increase was primarily attributable to contractual rate increases, especially for sports programming, and the expansion of service offerings including VOD and SVOD.

Employee costs rose in 2004, in part, as a result of increased headcount driven by customer care enhancement and new product deployment initiatives. Salary increases and the increased cost of employee benefits, including costs associated with group insurance, also contributed to the increase in employee costs.

High-speed data costs increased slightly due to an increase in high-speed data customers, partially offset by an industry-wide decline in per subscriber network costs.

Voice service costs increased due to the roll-out of our voice services product.

Other costs increased due to the largely revenue-driven increase in fees paid to local franchising authorities.

Selling, general and administrative expenses.  The primary components of selling, general and administrative expenses were as follows (in millions):

	Year Ended December 31,
	2004	2003	% Change

Employee	$672	$650	3%
Marketing	285	240	19%
Other	581	548	6%

Total	$1,538	$1,438	7%

Employee costs increased due to salary increases, the increased cost of certain employee benefits and, to a lesser extent, an increase in headcount associated with the roll-out of new services, partially offset by a decrease in equity-based compensation expense. Marketing costs increased due to a heightened focus on aggressive marketing of our broad range of products and services. Other costs increased primarily due to our $34 million settlement in 2004 of a dispute relating to Urban Cable Works.

Merger-related and restructuring costs.  In 2003, approximately $15 million of costs associated with the termination of certain employees of Time Warner’s former Interactive Video Group Inc. (“IVG”) operations were expensed. No such costs were incurred in 2004.

Reconciliation of OIBDA to Operating Income and net income

The following table reconciles OIBDA to Operating Income and net income for purposes of the discussion that follows (restated, in millions):

	Year Ended December 31,
	2004	2003	% Change

OIBDA	$3,232	$2,907	11%
Depreciation	(1,438)	(1,403)	2%
Amortization	(76)	(58)	31%

Operating Income	1,718	1,446	19%
Interest expense, net	(465)	(492)	(5)%
Income from equity investments, net	41	33	24%
Minority interest expense, net	(62)	(62)	—
Other income	11	—	NM

Income before income taxes and discontinued operations	1,243	925	34%
Income tax provision	(517)	(384)	35%

Income before discontinued operations	726	541	34%
Income from discontinued operations, net of tax	—	123	(100)%

Net income	$726	$664	9%

NM—Not meaningful

OIBDA.  OIBDA increased by $325 million, or 11%, from $2.9 billion in 2003 to $3.2 billion in 2004. This increase was attributable to revenue growth, partially offset by increases in costs of revenues and selling, general and administrative expenses. We estimate that our 2004 OIBDA includes losses of approximately $45 million related to the roll-out of our voice services product. This estimate considers only incremental revenues and expenses deemed by management to be attributable to voice services and excludes any allocation of common infrastructure costs.

Depreciation expense.  Depreciation expense increased 2% in 2004. This increase is the result of an increase in the amount of capital spending on customer premise equipment (and other relatively short-lived assets) in recent years. Due to the increase in such spending, a larger proportion of our property, plant and equipment consists of assets with shorter useful lives in 2004 than in 2003, resulting in an increase in depreciation expense.

Amortization expense.  Amortization expense increased to $76 million in 2004 from $58 million in 2003, primarily due to the recognition of a subscriber list intangible of $260 million in conjunction with the TWE Restructuring. We had three quarters of amortization expense associated with this subscriber list intangible in 2003 as compared to a full year of amortization expense in 2004.

Operating Income.  Operating Income in 2004 increased to $1.7 billion from $1.4 billion in 2003 due to the increase in OIBDA, partially offset by the increase in depreciation and amortization expense.

Interest expense, net.  Net interest expense decreased from $492 million in 2003 to $465 million in 2004. This decrease of $27 million, or 5%, was primarily due to reduced average debt outstanding on our bank credit facilities. This decrease was partially offset by an increase in variable interest rates and increased interest paid on our $2.4 billion mandatorily redeemable preferred stock, which was outstanding for only three quarters in 2003.

Income from equity investments, net.  Income from equity investments, net, increased to $41 million in 2004 compared to $33 million in 2003. This increase was primarily due to reduced losses associated with the Women’s Professional Soccer League joint venture which was disbanded in 2003 and an increase in the profitability of iN DEMAND and TKCCP, partially offset by impairment charges recorded for certain local news joint ventures.

Minority interest expense, net.  Minority interest expense remained flat at $62 million in both 2004 and 2003.

Other income.  We recorded $11 million of other income in 2004 related to the reversal of a previously established reserve associated with the dissolution of a joint venture.

Income tax provision.  Our income tax provision has been prepared as if we operated as a stand-alone taxpayer. We had an income tax provision of $517 million in 2004, compared to $384 million in 2003 and an effective tax rate of approximately 42% in both years. This increase in provision reflects the corresponding increase in earnings.

Income before discontinued operations.  Our income before discontinued operations was $726 million in 2004 compared to $541 million in 2003. Our 2004 results benefited from an increase in Operating Income, reduced interest expense, an increase in income from equity investments, reduced minority interest expense and increased other income, partially offset by increased income tax expense.

Net income.  Net income was $726 million in 2004 compared to $664 million in 2003. This increase was driven by the previously discussed increase in income before discontinued operations, partially offset by the decrease in income from discontinued operations. The discontinued operations of the TWE Non-cable Businesses were distributed to Time Warner in 2003 as part of the TWE Restructuring.

Financial Condition and Liquidity

Current Financial Condition

At June 30, 2006, we had $6.5 billion of debt and mandatorily redeemable preferred equity, $26 million of cash and cash equivalents and $20.9 billion of shareholders’ equity. At December 31, 2005, we had $6.9 billion of debt and mandatorily redeemable preferred equity, $12 million of cash and cash equivalents and $20.3 billion of shareholders’ equity. At December 31, 2004, we had $7.3 billion of debt and mandatorily redeemable preferred equity, $102 million of cash and cash equivalents and $19.0 billion of shareholders’ equity.

In connection with the closing of the Adelphia Acquisition, TW NY paid approximately $8.9 billion in cash, after giving effect to certain purchase price adjustments, that was funded by an intercompany loan from us and the private placement issuance by TW NY of $300 million of its Series A Preferred Membership Units with a mandatory redemption date of August 1, 2013 and a dividend of 8.21% per annum. The intercompany loan was financed by (i) $8.0 billion of borrowings under our two $4.0 billion term loan facilities, with maturity dates of February 24, 2009 and February 21, 2011, respectively, (ii) $500 million of borrowings under our $6.0 billion senior unsecured five-year revolving credit facility with a maturity date of February 15, 2011 and (iii) the issuance of commercial paper. In the TWC Redemption, Comcast received 100% of the capital stock of a subsidiary of ours holding cable systems and approximately $1.9 billion in cash that was funded through the issuance of commercial paper and borrowings under our revolving credit facility. In the TWE redemption, Comcast received 100% of the equity interests in a subsidiary of TWE holding cable systems and approximately $147 million in cash that was funded by cash on hand. In the Exchange, we paid Comcast $67 million as a result of certain adjustments, which was funded through the issuance of commercial paper and borrowings under our revolving credit facility. For more information on our credit facilities and commercial paper programs, see “—Bank Credit Agreements and Commercial Paper Programs.” Accordingly, as a result of the Transactions and the dissolution of TKCCP, at June 30, 2006, on a pro forma basis, we had $14.6 billion of debt and TW NY Series A Preferred Membership Units, $58 million of cash and cash equivalents and $23.3 billion of shareholders’ equity.

In July 2006, we paid a deposit of approximately $182 million related to our investment in the Wireless Spectrum Joint Venture. In the fourth quarter of 2006, we will pay an additional $450 million. See “Business—New Opportunities—Wireless Venture.”

As discussed in more detail below, management believes that cash generated by or available to us should be sufficient to fund our capital and liquidity needs for the foreseeable future. Our sources of cash include cash provided by operating activities, cash and cash equivalents, $13.1 billion available borrowing capacity under our committed credit facilities, as of June 30, 2006 (including $10.0 billion that did not become available until the time of the Adelphia Acquisition), and availability under our commercial paper program. After considering the $10.7 billion that was used for the Transactions, excluding transaction fees and taxes, our available borrowing capacity under committed credit facilities as of June 30, 2006 would have been approximately $2.4 billion. The cash payments made in the Transactions substantially increased our outstanding debt. Accordingly, cash paid for interest is expected to negatively impact cash provided by operating activities.

Cash Flows

Operating activities.  Cash provided by operating activities increased from $1.2 billion for the first six months of 2005 to $1.5 billion for the first six months of 2006. This increase is primarily related to a $278 million increase in OIBDA and a $50 million decrease in net income taxes paid, partially offset by a $19 million increase in merger-related and restructuring payments.

Cash provided by operating activities decreased from $2.7 billion in 2004 to $2.5 billion in 2005. This decrease of $121 million was principally due to a $563 million increase in net cash tax payments, partially offset by a $387 million increase in OIBDA and a $59 million decrease in contributions to our pension plans.

Cash provided by operating activities increased from $2.1 billion in 2003 to $2.7 billion in 2004. Excluding the cash flow provided from discontinued operations in 2003 ($196 million), our cash provided by operating activities increased from $1.9 billion in 2003 to $2.7 billion in 2004. This increase of $729 million was principally due to a $357 million decrease in cash net tax payments, a $325 million increase in OIBDA and a $58 million decrease in contributions to our pension plans.

Investing activities.  Cash used by investing activities increased from $980 million for the first six months of 2005 to $1.2 billion for the first six months of 2006. This increase was principally due to a $167 million increase in capital expenditures, driven by the continued roll-out of advanced digital services, including voice services, and continued growth in high-speed data services, as well as a $31 million increase in investment spending related to our equity investments, partially offset by a $13 million decrease in acquisition-related expenditures.

Cash used by investing activities increased from $1.8 billion in 2004 to $2.1 billion in 2005. This increase was principally due to a $263 million increase in capital expenditures and a $70 million increase in acquisition-related expenditures, partially offset by a $15 million decrease in investment spending related to our equity investments and a $2 million increase in proceeds from sales of property, plant and equipment. The increase in capital expenditures in 2005 was primarily associated with increased spending associated with the continued roll-out of advanced digital services, including voice services.

Cash used by investing activities decreased from $1.9 billion in 2003 to $1.8 billion in 2004. This decline was principally due to the decrease in cash used by investing activities of discontinued operations and decreased investment and acquisition expenditures. This decline was partially offset by increased capital expenditures, which were primarily attributable to our roll-out of voice services. We spent $1.7 billion and $1.6 billion on capital expenditures related to our continuing operations during 2004 and 2003, respectively.

Our capital expenditures included the following major categories (in millions):

	Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003

Customer premise equipment(a)	$536	$431	$866	$719	$715
Scalable infrastructure(b)	151	118	335	205	173
Line extensions(c)	132	130	258	239	214
Upgrades/rebuilds(d)	47	69	132	139	175
Support capital(e)	200	151	384	410	360

Total capital expenditures	$1,066	$899	$1,975	$1,712	$1,637

(a)	Represents costs incurred on the purchase and installation of equipment that resides at a customer’s home for the purpose of receiving/sending video, high-speed data and/or Digital Phone signals. Such equipment typically includes digital converters, remote controls, high-speed data modems, telephone modems and the costs of installing such equipment for new customers. Customer premise equipment also includes materials and labor incurred to install the “drop” cable that connects a customer’s home to the closest point of the main distribution network.

(b)	Represents costs incurred on the purchase and installation of equipment that controls signal reception, processing and transmission throughout our distribution network as well as controls and communicates with the equipment residing at a customer’s home. Also included in scalable infrastructure is certain equipment necessary for content aggregation and distribution (VOD equipment) and equipment necessary to provide certain video, high-speed data and Digital Phone product features (voicemail, email, etc.).

(c)	Represents costs incurred to extend our distribution network into a geographic area previously not served. These costs typically include network design, the purchase and installation of fiber optic and coaxial cable wiring and certain electronic equipment.

(d)	Represents costs incurred to upgrade or replace certain existing components or an entire geographic area of our distribution network. These costs typically include network design, the purchase and installation of fiber optic and coaxial cable wiring and certain electronic equipment.

(e)	Represents all other capital purchases required to run day-to-day operations. These costs typically include vehicles, land and buildings, computer equipment, office equipment, furniture and fixtures, tools and test equipment and software.

We incur expenditures associated with the construction of our cable systems. Costs associated with the construction of the cable transmission and distribution facilities and new cable service installations are capitalized. We generally capitalize expenditures for tangible fixed assets having a useful life of greater than one year. Capitalized costs include direct material, labor and overhead and interest. Sales and marketing costs, as well as the costs of repairing or maintaining existing fixed assets, are expensed as incurred. Major categories of capitalized expenditures include customer premise equipment, scalable infrastructure, line extensions, plant upgrades and rebuilds and support capital. With respect to customer premise equipment, which includes converters and cable modems, we capitalize installation charges only upon the initial deployment of these assets. All costs incurred in subsequent disconnects and reconnects are expensed as incurred. Depreciation on these assets is provided, generally using the straight-line method, over their estimated useful lives. For converters and modems, the useful life is 3 to 4 years, and, for plant upgrades, the useful life is up to 16 years.

As a result of the Adelphia Acquisition, we anticipate a significant increase in capital expenditures during the remainder of 2006 as a result of the integration of the Acquired Systems, including certain anticipated upgrades. We expect to invest approximately $650 million over the next few years to upgrade and bring the technical performance of the Acquired Systems up to our typical standards.

Financing activities.  Cash used by financing activities increased from $333 million for the first six months of 2005 to $362 million for the first six months of 2006. This increase was due primarily to a $24 million increase in net repayments of debt, as well as a $5 million increase in net partnership tax distributions and stock option distributions.

Cash used by financing activities decreased from $1.1 billion in 2004 to $498 million in 2005. This decrease was primarily due to a $591 million decline in net repayments of debt, partially offset by a $17 million increase in net partnership tax distributions and stock option distributions.

Cash used by financing activities increased from $737 million for 2003 to $1.1 billion in 2004. This increase was primarily due to the $339 million increase in net repayments of debt, partially offset by a decline in cash used by financing activities of discontinued operations.

Free Cash Flow

Reconciliation of Cash Provided by Operating Activities to Free Cash Flow

The following table reconciles cash provided by operating activities to Free Cash Flow (in millions):

	Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003

Cash provided by operating activities	$1,541	$1,239	$2,540	$2,661	$2,128
Reconciling items:
Income from discontinued operations before cumulative effect of accounting change	—	—	—	—	(123)
Adjustments relating to the operating cash flow of discontinued operations	—	—	—	—	(73)

Cash provided by continuing operating activities	1,541	1,239	2,540	2,661	1,932
Less:
Capital expenditures from continuing operations	(1,066)	(899)	(1,975)	(1,712)	(1,637)
Partnership tax distributions, stock option distributions and principal payments on capital leases of continuing operations	(16)	(11)	(31)	(11)	(33)

Free Cash Flow	$459	$329	$534	$938	$262

Our Free Cash Flow increased to $459 million during the first six months of 2006, as compared to $329 million during the first six months of 2005. This increase of $130 million was primarily driven by a $278 million increase in OIBDA, and a $50 million decrease in net income taxes paid, partially offset by a $167 million increase in capital expenditures and a $19 million increase in merger-related and restructuring payments.

Our Free Cash Flow decreased to $534 million during 2005 as compared to $938 million during 2004. This decrease of $404 million was primarily driven by a $563 million increase in net cash tax payments and a $263 million increase in capital expenditures from continuing operations, partially offset by a $387 million increase in OIBDA and a $59 million decrease in contributions to our pension plans.

Our Free Cash Flow increased to $938 million during 2004 as compared to $262 million during 2003. This increase of $676 million was primarily driven by a $357 million decrease in net cash tax payments, a $325 million increase in OIBDA and a $58 million decrease in contributions to our pension plans, partially offset by a $75 million increase in capital expenditures from continuing operations.

Outstanding Debt and Mandatorily Redeemable Preferred Equity and Available Financial Capacity

Our debt, mandatorily redeemable preferred equity and unused borrowing capacity, as of June 30, 2006 were as follows (in millions):

	Interest Rate at
	June 30,		Outstanding		Unused
	2006	Maturity	Balance		Capacity(a)

TWE notes and debentures(b)	7.250%	2008	$603		$—
	10.150%	2012	273		—
	8.875%	2012	370		—
	8.375%	2023	1,045		—
	8.375%	2033	1,056		—
Bank credit agreements and commercial paper programs	5.360%	2011	768	(c)	13,112	(d)
Mandatorily redeemable preferred equity	8.059%	2023	2,400		—
Other			8		—

Total			$6,523		$13,112

(a)	Unused capacity includes $26 million of cash and cash equivalents and $10.0 billion that did not become available until the time of the Adelphia Acquisition.

(b)	Includes an unamortized fair value adjustment of $147 million.

(c)	Amount excludes unamortized discount on commercial paper of $3 million at June 30, 2006.

(d)	Reflects a reduction of unused capacity for $142 million of outstanding letters of credit backed by the bank credit agreement.

In connection with the Transactions, we incurred additional indebtedness of $2.7 billion under a revolving credit facility and commercial paper programs and of $8.0 billion under two separate term loan facilities, excluding transaction fees and taxes. Additionally, TW NY issued $300 million of its Series A Preferred Membership Units and ATC’s 1% common equity interest and $2.4 billion preferred equity interest in TWE were contributed to TW NY Holding for a 12.4% non-voting common equity interest in TW NY Holding in the ATC Contribution. See “—Bank Credit Agreements and Commercial Paper Programs” and “—TW NY Mandatorily Redeemable Non-voting Series A Preferred Membership Units” for additional information on the indebtedness incurred and preferred membership units issued in connection with the Transactions.

On a pro forma basis, after giving effect to the Transactions, our debt, preferred equity and unused borrowing capacity, as of June 30, 2006 would have been as follows (in millions):

			Outstanding		Unused
	Interest Rate	Maturity	Balance		Capacity(a)

TWE notes and debentures(b)	7.250%	2008	$603		$—
	10.150%	2012	273		—
	8.875%	2012	370		—
	8.375%	2023	1,045		—
	8.375%	2033	1,056		—
Bank credit agreements and commercial paper programs	5.740%	2009-2011	10,967	(c)	2,946	(d)
TW NY Series A Preferred Membership Units	8.210%	2013	300		—
Other			8		—

Total			$14,622		$2,946

(a)	Unused capacity includes $58 million of cash and cash equivalents.

(b)	Includes an unamortized fair value adjustment of $147 million.

(c)	Amount excludes unamortized discount on commercial paper of $3 million at June 30, 2006.

(d)	Reflects a reduction of unused capacity for $142 million of outstanding letters of credit backed by the bank credit agreement.

Bank Credit Agreements and Commercial Paper Programs

As of December 31, 2005 and 2004, we and TWE were borrowers under a $4.0 billion senior unsecured five-year revolving credit agreement and maintained unsecured commercial paper programs of $2.0 billion and $1.5 billion, respectively, which were supported by unused capacity under the credit facility. In the first quarter of 2006, we entered into $14.0 billion of new bank credit agreements, which refinanced $4.0 billion of previously existing committed bank financing, and provided additional commitments to finance, in part, the cash portions of the payments made in the Adelphia Acquisition and the Redemptions. The increased commitments became available concurrently with the closing of the Adelphia Acquisition.

Following the financing transactions described above, we have a $6.0 billion senior unsecured five-year revolving credit facility with a maturity date of February 15, 2011 (the “Cable Revolving Facility”). This represents an extension of the maturity of our previous $4.0 billion of revolving bank commitments from November 23, 2009, plus a contingent increase of $2.0 billion that became effective concurrent with the closing of the Adelphia Acquisition. Also effective concurrent with the closing of the Adelphia Acquisition were two $4 billion term loan facilities (the “Cable Term Facilities” and, collectively with the Cable Revolving Facility, the “Cable Facilities”) with maturity dates of February 24, 2009 and February 21, 2011, respectively. After giving pro forma effect to the indebtedness incurred in connection with the Transactions and the dissolution of TKCCP, on June 30, 2006, we would have had $3.0 billion of outstanding indebtedness under the Cable Revolving Facility and commercial paper programs, $8.0 billion of indebtedness outstanding under the Cable Term Facilities and $2.9 billion of unused borrowing availability under the Cable Revolving Facility. TWE is no longer a borrower in respect of any of the Cable Facilities, although TWE and TW NY have guaranteed our obligations under the Cable Facilities, and Warner Communications Inc. (“WCI”) and ATC (both of which are indirect wholly-owned subsidiaries of Time Warner but not subsidiaries of ours) have each guaranteed a pro-rata portion of TWE’s guarantee obligations under the Cable Facilities. There are generally no restrictions on the ability of WCI and ATC to transfer material assets to parties that are not guarantors.

Borrowings under the Cable Revolving Facility bear interest at a rate based on our credit rating, which rate was LIBOR plus 0.27% per annum as of June 30, 2006. In addition, we are required to pay a facility fee on the aggregate commitments under the Cable Revolving Facility at a rate determined by our credit rating, which rate was 0.08% per annum as of June 30, 2006. We also incur an additional usage fee of 0.10% per annum on the outstanding loans and other extensions of credit under the Cable Revolving Facility if and when such amounts exceed 50% of the aggregate commitments thereunder. Effective concurrent with the closing of the Adelphia Acquisition, borrowings under the Cable Term Facilities bear interest at a rate based on our credit rating, which rate was LIBOR plus 0.40% per annum as of July 31, 2006. We were required to pay a facility fee on the aggregate commitments under the Cable Term Facilities prior to the closing of the Adelphia Acquisition at a rate determined by our credit rating, which rate was 0.08% per annum as of June 30, 2006.

The Cable Revolving Facility provides same-day funding capability and a portion of the commitment, not to exceed $500 million at any time, may be used for the issuance of letters of credit. The Cable Facilities contain a maximum leverage ratio covenant of 5.0 times our EBITDA, which is substantially the same leverage ratio covenant in effect at December 31, 2005. The terms and related financial metrics associated with the leverage ratio are defined in the Cable Facility agreements. At June 30, 2006, we were in compliance with the leverage covenant (both under our previous revolving credit facility and pro forma for the analogous covenant in the Cable Facilities), with a leverage ratio, calculated in accordance with the agreements, of approximately 1.0 times. The Cable Facilities do not contain any credit ratings-based defaults or covenants or any ongoing covenants or representations specifically relating to a material adverse change in the financial condition or results of operations of Time Warner or us. Borrowings under the Cable Revolving Facility may be used for general corporate purposes and unused credit is available to support borrowings under commercial paper programs. Borrowings under the Cable Term Facilities were used to assist in financing the cash portions of the payments made in the Adelphia Acquisition and the Exchange. As of June 30, 2006, there were $142 million of letters of credit outstanding under our Cable Revolving Facility.

Additionally, we maintain a $2.0 billion unsecured commercial paper program. Our commercial paper borrowings are supported by the unused committed capacity of the Cable Revolving Facility. TWE is a guarantor of commercial paper issued by us. In addition, WCI and ATC have each guaranteed a pro-rata portion of TWE’s obligations in respect of its guaranty of commercial paper issued by us. There are generally no restrictions on the ability of WCI and ATC to transfer material assets to parties that are not guarantors. The commercial paper issued by us ranks pari passu with our other unsecured senior indebtedness. As of June 30, 2006, there was approximately $768 million of commercial paper outstanding under our commercial paper program. TWE’s commercial paper program has been terminated.

TW NY Mandatorily Redeemable Non-voting Series A Preferred Membership Units

In connection with the financing of the Adelphia Acquisition, TW NY issued $300 million of its Series A Preferred Membership Units to a number of third parties. The TW NY Series A Preferred Membership Units pay cash dividends at an annual rate equal to 8.21% of the sum of the liquidation preference thereof and any accrued but unpaid dividends thereon, on a quarterly basis. The TW NY Series A Preferred Membership Units are entitled to mandatory redemption by TW NY on August 1, 2013 and are not redeemable by TW NY at any time prior to that date. The redemption price of the TW NY Series A Preferred Membership Units is equal to their liquidation preference plus any accrued and unpaid dividends through the redemption date. Except under limited circumstances, holders of TW NY Series A Preferred Membership Units have no voting rights.

The terms of the TW NY Series A Preferred Membership Units require that holders owning a majority of the preferred units approve any agreement for a material sale or transfer by TW NY and its subsidiaries of assets at any time during which TW NY and its subsidiaries maintain, collectively, cable systems serving fewer than 500,000 cable subscribers, or that would (after giving effect to such asset sale) cause TW NY to maintain, directly or indirectly, fewer than 500,000 cable subscribers, unless the net proceeds of the asset sale are applied to fund the redemption of the TW NY Series A Preferred Membership Units and the sale occurs on or immediately prior to the redemption date. Additionally, for so long as the TW NY Series A Preferred Membership Units remain outstanding, TW NY may not merge or consolidate with another company, or convert from a limited liability company to a corporation, partnership or other entity, unless (i) such merger or consolidation is permitted by the asset sale covenant described above, (ii) if TW NY is not the surviving entity or is no longer a limited liability company, the then holders of the TW NY Series A Preferred Membership Units have the right to receive from the surviving entity securities with terms at least as favorable as the TW NY Series A Preferred Membership Units and (iii) if TW NY is the surviving entity, the tax characterization of the TW NY Series A Preferred Membership Units would not be affected by the merger or consolidation. Any securities received from a surviving entity as a result of a merger or consolidation or the conversion into a corporation, partnership or other entity must rank senior to any other securities of the surviving entity with respect to dividends and distributions or rights upon a liquidation.

TWE Notes and Debentures

During 1992 and 1993, TWE issued debt publicly in a number of offerings (the “TWE Notes”). The maturities of these outstanding issuances ranged from 15 to 40 years and the fixed interest rates range from 7.25% to 10.15%. The fixed-rate borrowings include an unamortized debt premium of $154 million and $167 million as of December 31, 2005 and 2004, respectively. The debt premium is amortized over the term of each debt issue as a reduction of interest expense. WCI and ATC (the “Guarantors”) have each guaranteed a pro-rata portion of TWE’s debt and accrued interest, based on the relative fair value of the net assets that each Guarantor (or its predecessor) contributed to TWE prior to the TWE Restructuring. Such indebtedness is recourse to each Guarantor only to the extent of its guarantee. We have in turn guaranteed the respective obligations of each of the Guarantors. The indenture pursuant to which the TWE Notes have been issued requires the majority consent of the holders of the notes and debentures to terminate the Guarantor guarantees. There are generally no restrictions on the ability of the Guarantors to transfer material assets (other than their interests in TWE or us) to parties that are not guarantors. On September 10, 2003, TWE submitted an application with the SEC to withdraw its 7.25% Senior Debentures (due 2008) from listing and registration on the NYSE. The application to withdraw was granted by the SEC effective on October 17, 2003. As a result, TWE has no obligation to file reports with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

On November 1, 2004, TWE, we, certain other affiliates of Time Warner and the Bank of New York, as Trustee, entered into the Ninth Supplemental Indenture to the Indenture governing approximately $3.2 billion (principal amount) of TWE Notes. As a result of this supplemental indenture, TW NY assumed certain partnership liabilities with respect to the TWE Notes.

Mandatorily Redeemable Preferred Equity

In connection with the TWE Redemption and the ATC Contribution, ATC, a subsidiary of Time Warner, contributed its $2.4 billion of mandatorily redeemable preferred equity interest and a 1% common equity interest in TWE to TW NY Holding in exchange for a 12.4% non-voting common equity interest in TW NY Holding. TWE originally issued the $2.4 billion mandatorily redeemable preferred equity to ATC in connection with the TWE Restructuring. The issuance was a non-cash transaction. The preferred equity paid cash distributions on a quarterly basis, at an annual rate of 8.059% of its face value.

Firm Commitments

We have commitments under various firm contractual arrangements to make future payments for goods and services. These firm commitments secure future rights to various assets and services to be used in the normal course of operations. For example, we are contractually committed to make some minimum lease payments for the use of property under operating lease agreements. In accordance with current accounting rules, the future rights and obligations pertaining to these contracts are not reflected as assets or liabilities on the accompanying consolidated balance sheet.

As of June 30, 2006, TWE-A/N and Comcast were parties to a funding agreement that requires the parties to provide additional funding to TKCCP on a month-to-month basis in an amount to enable certain Texas cable systems (i.e., Houston and south and west Texas cable systems) to maintain compliance with financial covenants under their bank credit facilities. As of June 30, 2006, TWE-A/N and Comcast each funded half of the total obligation under the funding agreement. Our funding obligations under the funding agreement totaled $40 million and $33 million for the years ended December 31, 2005 and 2004, respectively. Upon completion of the restructuring in May 2004 that resulted in TKCCP, TWE-A/N’s funding obligation was extended until all amounts borrowed under the Texas systems’ senior credit agreement have been repaid and the senior credit agreement has been terminated. As part of the restructuring, all of the assets and liabilities of TKCCP were grouped into two comparable pools. Upon delivery of a dissolution notice by either partner, which could occur no earlier than June 1, 2006, the partner receiving the dissolution notice would choose and take full ownership of a pool of assets and liabilities that would be distributed to it upon dissolution. The other partner would receive and take full ownership of the other pool of assets and liabilities upon dissolution. After the pools were allocated, each partner would provide funding under the funding agreement pro-rata based on the amount of the debt incurred under the senior credit facility that is allocated to the pool selected by that partner. On July 3, 2006, Comcast notified us of its election to dissolve TKCCP and its decision to allocate all of TKCCP’s debt, totaling approximately $2 billion as of June 30, 2006, to the pool of assets consisting of the Houston cable systems. On August 1, 2006, we notified Comcast of our election to receive the pool of assets consisting of the Kansas City, south and west Texas and New Mexico cable systems. As a result, Comcast will receive the pool of assets consisting of the Houston cable systems. On October 2, 2006, Comcast refinanced the debt allocated to the Houston cable systems, which included approximately $630 million of debt owed to TWE-A/N. As a result of this refinancing, TWE-A/N no longer has an obligation under the funding agreement.

The following table summarizes our material firm commitments at December 31, 2005 and the timing of and effect that these obligations are expected to have on our liquidity and cash flow in future periods. This table excludes Adelphia’s commitments, which we did not assume, and excludes commitments related to other entities, including certain unconsolidated equity method investees. We expect to fund these firm commitments with cash provided by operating activities generated in the normal course of business.

	Firm Commitments
				2011 and
	2006	2007-2008	2009-2010	thereafter	Total
	(in millions)

Programming purchases(a)	$1,992	$3,644	$1,419	$1,593	$8,648
Outstanding debt obligations(b)	—	600	1,105	5,008	6,713
Facility leases(c)	56	106	88	284	534
Data processing services	32	63	63	61	219
High-speed data connectivity	21	1	—	—	22
Voice connectivity	176	97	1	—	274
Converter and modem purchases	251	—	—	—	251
Other	7	3	2	1	13

Total	$2,535	$4,514	$2,678	$6,947	$16,674

(a)	We have purchase commitments with various programming vendors to provide video services to subscribers. Programming fees represent a significant portion of the costs of revenues. Future fees under such contracts are based on numerous variables, including number and type of customers. The amounts of the commitments reflected above are based on the number of subscribers at December 31, 2005 applied to the per subscriber contractual rates contained in the contracts that were in effect as of December 31, 2005.

(b)	Includes $2.4 billion of mandatorily redeemable preferred equity.

(c)	We have facility lease commitments under various operating leases, including minimum lease obligations for real estate and operating equipment.

Our total rent expense amounted to $102 million, $105 million and $94 million for the years ended December 31, 2005, 2004 and 2003, respectively.

In connection with the TWE Redemption and the ATC Contribution, ATC contributed its 1% common equity interest and $2.4 billion preferred equity interest in TWE to TW NY Holding in exchange for a 12.4% non-voting common equity interest in TW NY Holding. See “—Business Transactions and Developments—Adelphia Acquisition.” Additionally, in order to finance the cash portion of payments made in the Adelphia Acquisition, the Redemptions and the Exchange, we incurred $10.7 billion of indebtedness under the Cable Facilities and through commercial paper issuances and TW NY issued $300 million of its Series A Preferred Membership Units. See “—Bank Credit Agreements and Commercial Paper Programs” and “—TW NY Mandatorily Redeemable Non-voting Series A Preferred Membership Units.”

Contingent Commitments

Prior to the TWE Restructuring, TWE had various contingent commitments, including guarantees, related to the TWE Non-cable Businesses. In connection with the restructuring of TWE, some of these commitments were not transferred with their applicable Non-cable Business and they remain contingent commitments of TWE. Specifically, in connection with the Non-cable Businesses’ former investment in the Six Flags theme parks located in Georgia and Texas (“Six Flags Georgia” and “Six Flags Texas,” respectively, and collectively, the “Parks”), Time Warner and TWE each agreed to guarantee (the “Six Flags Guarantee”) certain obligations of the partnerships that hold the Parks (the “Partnerships”), including the following (the “Guaranteed Obligations”): (a) the obligation to make a minimum amount of annual distributions to the limited partners of the Partnerships; (b) the obligation to make a minimum amount of capital expenditures each year; (c) the requirement that an annual offer to purchase be made in respect of 5% of the limited partnership units of the Partnerships (plus any such units not purchased in any prior year) based on an aggregate price for all limited partnership units at the higher of (i) $250 million in the case of Six Flags Georgia or $374.8 million in the case of Six Flags Texas and (ii) a weighted average multiple of EBITDA for the respective Park over the previous four-year period; (d) ground lease payments; and (e) either (i) the purchase of all of the outstanding limited partnership units upon the earlier of the occurrence of certain specified events and the end of the term of each of the Partnerships in 2027 (Six Flags Georgia) and 2028 (Six Flags Texas) (the “End of Term Purchase”) or (ii) the obligation to cause each of the Partnerships to have no indebtedness and to meet certain other financial tests as of the end of the term of the Partnership. The aggregate purchase price for the limited partnership units pursuant to the End of Term Purchase is $250 million in the case of Six Flags Georgia and $374.8 million in the case of Six Flags Texas (in each case, subject to a consumer price index based adjustment calculated annually from 1998 in respect of Six Flags Georgia and 1999 in respect of Six Flags Texas). Such aggregate amount will be reduced ratably to reflect limited partnership units previously purchased.

In connection with the 1998 sale of Six Flags Entertainment Corporation to Premier Parks Inc. (“Premier”), Premier, Historic TW and TWE, among others, entered into a Subordinated Indemnity Agreement pursuant to which Premier agreed to guarantee the performance of the Guaranteed Obligations when due and to indemnify Historic TW and TWE, among others, in the event that the Guaranteed Obligations are not performed and the Six Flags Guarantee is called upon. In the event of a default of Premier’s obligations under the Subordinated Indemnity Agreement, the Subordinated Indemnity Agreement and related agreements provide, among other things, that Historic TW and TWE have the right to acquire control of the managing partner of the Parks. Premier’s obligations to Historic TW and TWE are further secured by its interest in all limited partnership units that are purchased by Premier.

Additionally, Time Warner and WCI have agreed, on a joint and several basis, to indemnify TWE from and against any and all of these contingent liabilities, but TWE remains a party to these commitments. In the event that TWE is required to make a payment related to any contingent liabilities of the TWE Non-cable Businesses, TWE will recognize an expense from discontinued operations and will receive a capital contribution from Time Warner and/or its subsidiary WCI for reimbursement of the incurred expenses. Additionally, costs related to any acquisition and subsequent distribution to Time Warner would also be treated as an expense of discontinued operations to be reimbursed by Time Warner.

To date, no payments have been made by Historic TW or TWE pursuant to the Six Flags Guarantee.

We have cable franchise agreements containing provisions requiring the construction of cable plant and the provision of services to customers within the franchise areas. In connection with these obligations under existing franchise agreements, we obtain surety bonds or letters of credit guaranteeing performance to municipalities and public utilities and payment of insurance premiums. We have also obtained letters of credit for several of our joint ventures and other obligations. Should these joint ventures default on their obligations supported by the letters of credit, we would be obligated to pay these costs to the extent of the letters of credit. Such surety bonds and letters of credit as of December 31, 2005 amounted to $265 million. Payments under these arrangements are required only in the event of nonperformance. We do not expect that these contingent commitments will result in any amounts being paid in the foreseeable future.

We are required to make cash distributions to Time Warner when our employees exercise previously issued Time Warner stock options. For more information, please see “—Market Risk Management—Equity Risk” below.

Market Risk Management

Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates and changes in the market value of investments.

Interest Rate Risk

Variable-rate debt.  As of December 31, 2005, we had an outstanding balance of variable-rate debt of $1.1 billion, which excludes an unamortized discount adjustment of $4 million. Based on the variable-rate obligations outstanding at December 31, 2005, each 25 basis point increase or decrease in the level of interest rates would, respectively, increase or decrease our annual interest expense and related cash payments by approximately $3 million. As of June 30, 2006, on a pro forma basis, we had approximately $11 billion of variable-rate debt, which excludes an unamortized discount adjustment of $3 million. Based on the variable-rate obligations outstanding as of June 30, 2006, on a pro forma basis, each 25 basis point increase or decrease in the level of interest rates, would, respectively, increase or decrease our annual interest expense and related cash payments by approximately $28 million. These potential increases or decreases are based on simplifying assumptions, including a constant level of variable-rate debt for all maturities and an immediate, across-the-yield curve increase or decrease in the level of interest rates with no other subsequent changes for the remainder of the periods.

Fixed-rate debt.  As of December 31, 2005, we had an outstanding balance of $5.8 billion of fixed-rate debt and mandatorily redeemable preferred equity, including an unamortized fair value adjustment of $154 million. Based on the fixed-rate debt obligations outstanding at December 31, 2005, a 25 basis point increase or decrease in the level of interest rates would, respectively, decrease or increase the fair value of the fixed-rate debt by approximately $131 million. As of June 30, 2006, on a pro forma basis, we had approximately $3.6 billion of fixed-rate debt and TW NY Series A Preferred Membership Units, including an amortized fair value adjustment of $147 million. Based on the pro forma fixed-rate debt obligations outstanding at December 31, 2005, a 25 basis point increase or decrease in the level of interest would, respectively, increase or decrease the fair value of the fixed-rate debt by approximately $73 million. These potential increases or decreases are based on simplifying assumptions, including a constant level and rate of fixed-rate debt and an immediate, across-the-board increase or decrease in the level of interest rates with no other subsequent changes for the remainder of the periods.

Equity Risk

We are also exposed to market risk as it relates to changes in the market value of our investments. We invest in equity instruments of private companies for operational and strategic business purposes. These investments are subject to significant fluctuations in fair market value due to volatility of the industries in which the companies operate. As of December 31, 2005, we had $2.0 billion of investments, primarily consisting of TKCCP, which were accounted for using the equity method of accounting. As of June 30, 2006, on a pro forma basis, we had approximately $69 million of investments remaining, which reflects the dissolution of TKCCP.

Some of our employees have been granted options to purchase shares of Time Warner common stock in connection with their past employment with subsidiaries and affiliates of Time Warner. We have agreed that, upon the exercise by any of our officers or employees of any options to purchase Time Warner common stock, we will reimburse Time Warner in an amount equal to the excess of the closing price of a share of Time Warner common stock on the date of the exercise of the option over the aggregate exercise price paid by the exercising officer or employee for each share of Time Warner common stock. At December 31, 2005, we had accrued approximately $55 million of stock option distributions payable to Time Warner. That amount, which is not payable until the underlying options are exercised and then only subject to limitations on cash distributions in accordance with the senior unsecured revolving credit facilities, will be adjusted in subsequent accounting periods based on changes in the quoted market prices for Time Warner’s common stock. See Note 10 to the consolidated financial statements for the year ended December 31, 2005 set forth elsewhere in this prospectus.

Critical Accounting Policies

The SEC considers an accounting policy to be critical if it is important to our financial condition and results, and if it requires significant judgment and estimates on the part of management in its application. The development and selection of these critical accounting policies have been determined by our management and the related disclosures have been reviewed with the audit committee of our board of directors. For a summary of all of our significant accounting policies, including the critical accounting policies discussed below, see Note 3 to our audited consolidated financial statements set forth elsewhere in this prospectus.

Asset Impairments

Goodwill and Other Indefinite-lived Intangible Assets

Goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is to identify a potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. We have identified six reporting units based on the geographic locations of our systems. The estimates of fair value of a reporting unit are determined using various valuation techniques, with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires one to make various judgmental assumptions including assumptions about future cash flows, growth rates and discount rates. The assumptions about future cash flows and growth rates are based on our budget and business plans and we make assumptions about the perpetual growth rate for periods beyond the long-term business plan period. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units. In estimating the fair values of our reporting units, we also use research analyst estimates, as well as comparable market analyses. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not deemed impaired and the second step of the impairment test is not performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The estimates of fair value of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. The methodology used to value cable franchises entails identifying the projected discrete cash flows related to such franchises and discounting them back to the valuation date. Significant assumptions inherent in the methodologies employed include estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets.

Our 2005 annual impairment analysis, which was performed during the fourth quarter, did not result in an impairment charge. For all reporting units, the 2005 estimated fair values were within 10% of respective book values. Applying a hypothetical 10% decrease to the fair values of each reporting unit would result in a greater book value than fair value for cable franchises in the amount of approximately $150 million. Other intangible assets not subject to amortization are tested for impairment annually, or more frequently if events or circumstances indicate that the asset might be impaired.

Finite-lived Intangible Assets

In determining whether finite-lived intangible assets (e.g., customer relationships) are impaired, the accounting rules do not provide for an annual impairment test. Instead, they require that a triggering event occur before testing an asset for impairment. Such triggering events include the significant disposal of a portion of such assets or when there has been an adverse change in the market involving the business employing the related asset. The Redemptions were a triggering event for testing such assets for impairment. Once a triggering event has occurred, the impairment test employed is based on whether the intent is to hold the asset for continued use or to hold the asset for sale. If the intent is to hold the asset for continued use, the impairment test first requires a comparison of undiscounted future cash flows against the carrying value of the asset as an initial test. If the carrying value of such asset exceeds the undiscounted cash flow, the asset would be deemed to be impaired. Impairment would then be measured as the difference between the fair value of the asset and our carrying value. Fair value is generally determined by discounting the future cash flows. If the intent is to hold the asset for sale and certain other criteria are met (e.g., can be disposed of currently, appropriate levels of authority have approved sale, actively pursuing buyer), the impairment test involves comparing the asset’s carrying value to our fair value. To the extent the carrying value is greater than the asset’s fair value, an impairment loss is recognized for the difference.

Significant judgments in this area involve determining whether a triggering event has occurred and the determination of the cash flows for the assets involved and the discount rate to be applied in determining fair value. There was no impairment of finite-lived intangible assets in 2005 or in connection with testing done as a result of the Redemptions.

Investments

Our investments are primarily accounted for using the equity method of accounting. A subjective aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. If it has been determined that an investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value by a charge to earnings. This evaluation is dependent on the specific facts and circumstances. For investments accounted for using the cost or equity method of accounting, we evaluate information including budgets, business plans and financial statements in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all-inclusive and our management weighs all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. As of June 30, 2006, on a pro forma basis, we had approximately $69 million of investments remaining, which reflects the dissolution of TKCCP.

Pension Plans

We have defined benefit pension plans covering a majority of our employees. Pension benefits are based on formulas that reflect the employees’ years of service and compensation during their employment period and participation in the plans. Former Adelphia employees that became our employees in connection with the Transactions will not receive credit for their years of employment by Adelphia and are subject to a one-year waiting period before becoming eligible to participate in our pension plans. We recognized pension expense associated with continuing operations of $61 million in 2005, $64 million in 2004 and $63 million in 2003. The pension expense recognized by us is determined using certain assumptions, including the discount rate, the expected long-term rate of return on plan assets and the rate of compensation increases. The determination of assumptions for pension plans is discussed in more detail below.

We used a discount rate of 6% to compute 2005 pension expense. The discount rate was determined by reference to the Moody’s Aa Corporate Bond Index, adjusted for coupon frequency and duration of our pension obligation. A decrease in the discount rate of 25 basis points, from 6% to 5.75%, while holding all other assumptions constant, would have resulted in an increase in our pension expense of approximately $9 million in 2005.

Our expected long-term rate of return on plan assets used to compute 2005 pension expense was 8%. In developing the expected long-term rate of return, we considered the pension portfolio’s past average rate of earnings, portfolio composition and discussions with portfolio managers. The expected long-term rate of return is based on an asset allocation assumption of 75% equities and 25% fixed-income securities, which approximated the actual allocation as of December 31, 2005. A decrease in the expected long-term rate of return of 25 basis points, from 8.00% to 7.75%, while holding all other assumptions constant, would have resulted in an increase in our pension expense of approximately $2 million in 2005.

We used an estimated rate of future compensation increases of 4.5% to compute 2005 pension expense. An increase in the rate of 25 basis points while holding all other assumptions constant would have resulted in an increase in our pension expense of approximately $1 million in 2005.

Multiple-element Transactions

Multiple-element transactions involve situations where judgment must be exercised in determining fair value of the different elements in a bundled transaction. Specifically, multiple-element arrangements can involve:

•	Contemporaneous purchases and sales. We sell a product or service (e.g., advertising services) to a customer and at the same time purchase goods or services (e.g., programming).

•	Sales of multiple products or services. We sell multiple products or services to a counterparty (e.g., we sell cable, voice and high-speed data services to a customer).

•	Purchases of multiple products or services, or the settlement of an outstanding item contemporaneous with the purchase of a product or service. We purchase multiple products or services from a counterparty (e.g., we negotiate multiple programming agreements with a counterparty).

Contemporaneous Purchases and Sales

In the normal course of business, we enter into multiple-element transactions where we are simultaneously both a customer and a vendor with the same counterparty. For example, when negotiating the terms of programming purchase contracts from cable networks, we may at the same time negotiate for the sale of advertising to the same cable network. Arrangements, although negotiated contemporaneously, may be documented in one or more contracts. In accounting for such arrangements, we look to the guidance contained in the following authoritative literature:

•	APB Opinion No. 29, Accounting for Nonmonetary Transactions (“APB 29”);

•	FASB Statement No. 153, Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29 (“FAS 153”);

•	EITF Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer (“EITF 01-09”); and

•	EITF Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor (“EITF 02-16”).

With respect to programming vendor advertising arrangements being negotiated simultaneously with the same cable network, we assess whether each piece of the arrangements is at fair value. The factors that are considered in determining the individual fair values of the programming and advertising vary from arrangement to arrangement and include:

•	existence of a “most-favored-nation” clause or comparable assurances as to fair market value with respect to programming;

•	comparison to fees under a prior contract;

•	comparison to fees paid for similar networks; and

•	comparison to advertising rates paid by other advertisers on our systems.

Advertising revenues associated with such arrangements were less than $1 million for the six months ended June 30, 2006 and the year ended December 31, 2005, and were $9 million and $11 million for the years ended December 31, 2004 and 2003, respectively.

Sales of Multiple Products or Services

Our policy for revenue recognition in instances where multiple deliverables are sold contemporaneously to the same counterparty is in accordance with EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, and SEC Staff Accounting Bulletin No. 104, Revenue Recognition. Specifically, if we enter into sales contracts for the sale of multiple products or services, then we evaluate whether we have objective fair value evidence for each deliverable in the transaction. If we have objective fair value evidence for each deliverable of the transaction, then we account for each deliverable in the transaction separately, based on the relevant revenue recognition accounting policies. However, if we are unable to determine objective fair value for one or more undelivered elements of the transaction, we recognize revenue on a straight-line basis over the term of the agreement. For example, we sell cable, voice and high-speed data services to subscribers in a bundled package at a rate lower than if the subscriber purchases each product on an individual basis. Subscription revenues received from such subscribers are allocated to each product in a pro-rata manner based on the individual product’s advertised rate, which we believe represents the fair value of each of the respective services.

Purchases of Multiple Products or Services

Our policy for cost recognition in instances where multiple products or services are purchased contemporaneously from the same counterparty is consistent with our policy for the sale of multiple products to a customer. Specifically, if we enter into a contract for the purchase of multiple products or services, we evaluate whether we have fair value evidence for each product or service being purchased. If we have fair value evidence for each product or service being purchased, we account for each separately, based on the relevant cost recognition accounting policies. However, if we are unable to determine fair value for one or more of the purchased elements, we recognize the cost of the transaction on a straight-line basis over the term of the agreement.

This policy would also apply in instances where we settle a dispute and at the same time we purchase a product or service from that same counterparty. For example, we settle a dispute on an existing programming contract with a programming vendor at the same time that we are renegotiating a new programming contract with the same programming vendor. Because we are negotiating both the settlement and dispute for a new programming contract, each of these elements should be accounted for at fair value. The amount allocated to the settlement of the dispute would be recognized immediately, whereas the amount allocated to the new programming contract would be accounted for prospectively, consistent with the accounting for other similar programming agreements.

Gross Versus Net Revenue Recognition

In the normal course of business, we act as an intermediary or agent with respect to payments received from third parties. For example, we collect taxes on behalf of franchising authorities. The accounting issue encountered in these arrangements is whether we should report revenue based on the gross amount billed to the ultimate customer or on the net amount received from the customer after payments to franchise authorities. In this example, we have determined that these amounts should be reported on a gross basis.

Determining whether revenue should be reported gross or net is based on an assessment of whether we are acting as the principal in a transaction or acting as an agent in a transaction. To the extent that we act as a principal in a transaction, we report as revenue the payments received on a gross basis. To the extent we act as an agent in a transaction, we report as revenue the payments received less commissions and other payments to third parties on a net basis. The determination of whether we are acting as a principal or an agent in a transaction involves judgment and is based on an evaluation of the terms of an arrangement.

In determining whether we serve as principal or agent we follow the guidance in EITF Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent (“EITF 99-19”). Pursuant to such guidance, we serve as the principal in transactions in which we have substantial risks and rewards of ownership. The indicators that we have substantial risks and rewards of ownership are as follows:

•	we are the supplier of the products or services to the customer;

•	we have general inventory risk for a product before it is sold;

•	we have latitude in establishing prices;

•	we have the contractual relationship with the ultimate customer;

•	we modify and service the product purchased to meet the ultimate customer specifications;

•	we have discretion in supplier selection; and

•	we have the credit risk.

Conversely, under EITF 99-19, we serve as the agent in arrangements where we do not have substantial risks and rewards of ownership. Indicators that the suppliers, and not us, have substantial risks and rewards of ownership are as follows:

•	the supplier is responsible for providing the product or service to the customer;

•	the supplier has latitude in establishing prices;

•	the amount that we earn is fixed; and

•	the supplier has credit risk.

Property, Plant and Equipment

We incur expenditures associated with the construction and maintenance of our cable systems. Costs associated with the construction of the cable transmission and distribution facilities and new cable service installations are capitalized. With respect to certain customer premise equipment, including converters and cable modems, we capitalize installation charges only upon the initial deployment of such assets. All costs incurred in subsequent disconnects and reconnects are expensed as incurred. Depreciation on these assets is provided using the straight-line method over their estimated useful lives.

We use product-specific and, in the case of customers who have multiple products installed at once, bundle-specific standard costing models to capitalize installation activities. Significant judgment is involved in the development of these costing models, including the average time required to perform an installation and the determination of the nature and amount of indirect costs to be capitalized. Additionally, the development of standard costing models for new products such as our voice services product involve more estimates than the standard costing models for established products because we have less historical data related to the installation of new products. The standard costing models are reviewed annually and adjusted prospectively, if necessary, based on comparisons to actual costs incurred.

We generally capitalize expenditures for tangible fixed assets having a useful life of greater than one year. Types of capitalized expenditures include: customer premise equipment, scalable infrastructure, line extensions, plant upgrades and rebuilds and support capital. For converters and modems, useful life is generally 3 to 4 years and for plant upgrades, useful life is up to 16 years.

Programming Agreements

Our management exercises significant judgment in estimating programming expense associated with certain video programming contracts. Our management’s policy is to record video programming costs based on our contractual agreements with programming vendors, which are generally multi-year agreements that provide for us to make payments to the programming vendors at agreed upon rates, which represent fair market value, based on the number of subscribers to which we provide the service. If a programming contract expires prior to entering into a new agreement, our management is required to estimate the programming costs during the period there is no contract in place. Our management considers the previous contractual rates, inflation and the status of the negotiations in determining our estimates. When the programming contract terms are finalized, an adjustment to programming expense is recorded, if necessary, to reflect the terms of the new contract. Our management must also make estimates in the recognition of programming expense related to other items, such as the accounting for free periods, “most-favored-nation” clauses and service interruptions, as well as the allocation of consideration exchanged between the parties in multiple-element transactions.

BUSINESS

Overview

We are the second-largest cable operator in the United States and an industry leader in developing and launching innovative video, data and voice services. We deliver our services to our customers over technologically-advanced, well-clustered cable systems that, as of June 30, 2006, on a pro forma basis, passed approximately 26 million U.S. homes. Approximately 85% of these homes were located in one of five principal geographic areas: New York state, the Carolinas (i.e., North Carolina and South Carolina), Ohio, Southern California and Texas. We are currently the largest cable system operator in a number of large cities, including New York City and Los Angeles. As of June 30, 2006, on a pro forma basis, we had over 14 million customer relationships through which we provided one or more of our services.

We have a long history of leadership within our industry and were the first or among the first cable operators to offer high-speed data service, IP-based telephony service and a range of advanced digital video services, such as VOD , HDTV and set-top boxes equipped with DVRs. We believe our ability to introduce new products and services provides an important competitive advantage and is one of the factors that has led to advanced services penetration rates and revenue growth rates that have been higher than cable industry averages over the last few years. As of June 30, 2006, on an historical basis, 5.0 million (or nearly 53%) of our 9.5 million basic video customers subscribed to our digital video services, 4.6 million (or over 28%) of our high-speed data service-ready homes subscribed to a high-speed data service and 1.4 million (or nearly 9%) of our voice service-ready homes subscribed to Digital Phone, our newest service, which we launched broadly during 2004. We have been able to increase our subscription ARPU at double digit rates for 22 consecutive quarters through June 30, 2006, which we believe is driven in large part by the expansion of our service offerings. In the quarter ending June 30, 2006, on an historical basis, our subscription ARPU was approximately $91, which we believe was above the cable industry average. In addition to consumer subscription services, we also provide communications services to commercial customers and sell advertising time to a variety of national, regional and local businesses.

Our business benefits greatly from increasing the penetration of multiple services and, as a result, we continue to create and aggressively market desirable bundles of services to existing and potential customers. As of June 30, 2006, on an historical basis, approximately 42% of our customers purchased two or more of our video, high-speed data and Digital Phone services, and 11% purchased all three of these services. We believe that offering our customers desirable bundles of services results in greater revenue and reduced customer churn.

Consistent with our strategy of growing through disciplined and opportunistic acquisitions, on July 31, 2006, we completed a series of transactions with Adelphia and Comcast, which resulted in a net increase of 7.6 million homes passed and 3.2 million basic video subscribers served by our cable systems. As of June 30, 2006, on a pro forma basis, homes passed in the Acquired Systems represented approximately 30% of our total homes passed. The Transactions provide us with increased scale and have enhanced the clustering of our already well-clustered systems. As of June 30, 2006, penetration rates for basic video services and advanced services were generally lower in the Acquired Systems than in our historical systems. We believe that many of the systems we acquired will benefit from the skills of our management team and from the introduction of our advanced service offerings, including IP-based telephony service, which was not available to the subscribers in the Acquired Systems prior to closing. Therefore, we have an opportunity to improve the financial results of the Acquired Systems.

Our Industry

As the marketplace for basic video services has matured, the cable industry has responded by introducing new services, including enhanced video services like HDTV and VOD, high-speed Internet access and IP-based telephony. We believe these advanced services have resulted in improved customer satisfaction, increased customer spending and retention. We expect the demand for these and other advanced services to increase.

According to a Forrester Research report dated February 2005, the number of HDTV sets in the U.S. is estimated to be approximately 23 million at the end of 2006 and is forecasted to more than double over the next three years. The increasingly wide variety of content made available via VOD, high definition and Pay-Per-View programming, along with the proliferation of DVRs, is driving customer demand for advanced video services.

Bandwidth-intensive online applications, such as peer-to-peer file sharing, gaming, and music and video downloading and streaming, are driving demand for reliable high-speed data services. Currently, high-speed data penetration in the United States is relatively low compared with some other industrialized countries and has the potential to grow. International Data Corporation estimates that as of year end 2006, high-speed data penetration in the U.S. will reach approximately 36% of all households, compared to penetration rates of approximately 56% and 51% in Canada and The Netherlands, respectively.

IP-based telephony service, such as our Digital Phone, is proving to be an attractive low-cost, high quality alternative to traditional telephone service as provided by incumbent local telephone companies. The cable industry already provides this service to over 6 million subscribers as of June 30, 2006. However, with IP-based telephony penetration is relatively low and we believe there is significant opportunity for growth.

We believe the cable industry is better-positioned than competing industries to widely offer a bundle of advanced services, including video, high-speed data and voice, over a single provider’s facilities. For example:

•	Direct broadcast satellite providers, currently the cable industry’s most significant competitor for video customers, generally do not provide two-way data or telephony services on their own and rely on partnerships with other companies to offer “synthetic” bundles of services.

•	Telephone companies, currently the cable industry’s most significant competitor for telephone and high-speed data customers, do not independently provide a widely available video product.

•	Independent providers of IP-based telephony services allow broadband users to make phone calls, but offer no other services.

AT&T and Verizon are in the process of building new FTTH or FTTN networks in an attempt to offer customers a product bundle comparable to those offered today by cable companies, but these advanced service offerings will not be broadly available for a number of years. Meanwhile, we expect the cable industry will benefit from its existing offerings while continuing to innovate and introduce new services.

Our Strengths

We benefit from the following competitive strengths:

Advanced cable infrastructure.  Our advanced cable infrastructure is the foundation of our business, enabling us to provide our customers with a compelling suite of products and services, regularly introduce new services and features and pursue new business opportunities. We believe our historical cable infrastructure is sufficiently flexible and adaptable to satisfy all current and near-term product requirements, as well as allow us to meet increased subscriber demand, without the need for significant system upgrades. Furthermore, because our infrastructure is engineered to accommodate future capacity enhancements in a cost-efficient, as-needed manner, we believe that the long-term capabilities of our network are functionally comparable to those of proposed or emerging FTTH or FTTN networks of the telephone companies, and superior to the capabilities of the legacy networks of the telephone companies and the delivery systems of direct broadcast satellite operators. As of June 30, 2006, on an historical basis, virtually all of our systems had bandwidth capacity of 750MHz or greater and were technically capable of delivering all of our advanced digital video, high-speed data and Digital Phone services. As of June 30, 2006, we estimated that approximately 89% of the plant miles in the Acquired Systems had bandwidth capacity of 750MHz or greater. We estimate that it will cost $650 million over the next few years to upgrade the remaining Acquired Systems to 750MHz or greater and make other related technological upgrades that will allow us to offer our advanced services and features in these systems.

Innovation leader.  We are a recognized leader in developing and introducing innovative new technologies and services, and creating enhancements to existing services. Examples of this leadership have included pioneering the network architecture known as “hybrid fiber coax,” or “HFC,” for which we received an Emmy award in 1994, the introduction of our Road Runner online service in 1996, VOD in 2000, SVOD in 2001, set-top boxes with integrated DVRs in 2002, synchronous voting and polling in 2003, our Digital Phone service in 2004, instantaneous “Start Over” of in-progress television programs in 2005 and web video “Quick Clips” on the television in 2006. Our ability to deliver technological innovations that respond to our customers’ needs and interests is reflected in the widespread customer adoption of these products and services. This leadership has enabled us to accelerate the rate at which we have introduced new services and features over the last few years, resulting in increased subscription ARPU and lowered customer churn.

Large, well-clustered cable systems.  We operate large, well-clustered cable systems, and the Transactions further enhanced our already well-clustered operations. For example, as of June 30, 2006, on a pro forma basis, we passed approximately 4.4 million homes in the greater Los Angeles area, which prior to the Transactions was an operationally fragmented environment in which we passed only 700,000 homes. As of June 30, 2006, on a pro forma basis, approximately 92% of our homes passed were part of clusters of more than 500,000 homes passed. We believe clustering provides us with significant operating and financial advantages, enabling us to:

•	rapidly and cost-effectively introduce new and enhanced services by reducing the amount of capital and time required to deploy services on a per-home basis;

•	market services more efficiently by, among other things, allowing us to purchase media over a wide area without spending media dollars in areas we do not serve;

•	attract advertisers by offering a convenient platform through which to reach a broad audience within a specific geographic area;

•	develop, maintain and leverage high-quality local management teams; and

•	develop proprietary local programming, such as local news channels and local VOD offerings, which can provide a competitive advantage over national providers like direct broadcast satellite.

Consistent track record.  We have established a record of financial growth and strong operating performance driven primarily by the introduction of our advanced services. Key historical operational and financial metrics illustrating this performance include the following:

•	Significant growth in RGUs. Our total RGUs were 20.7 million at June 30, 2006. Our RGU net additions have increased from 1.6 million for the twelve months ended June 30, 2005 to 2.7 million for the twelve months ended June 30, 2006, representing a 69% increase. RGU growth has been primarily driven by the following:

•	Digital video: we added nearly 1 million digital video subscribers between December 31, 2004 and June 30, 2006.

•	High-speed data: our residential high-speed data penetration reached 28% of eligible homes at June 30, 2006, with nearly 1.3 million residential high-speed data net additions between December 31, 2004 and June 30, 2006.

•	IP-based telephony: our Digital Phone penetration reached 9% of eligible homes at June 30, 2006. In the first six months of 2006, Digital Phone subscribers increased by 451,000 compared to an increase of 336,000 in the same period of 2005.

•	Significant growth in subscription ARPU. With 22 consecutive quarters of historical double digit subscription ARPU growth, we have doubled our subscription ARPU in the last five years from approximately $45 for the quarter ended March 31, 2001 to approximately $91 for the quarter ended June 30, 2006, representing a 14% compound annual growth rate.

Highly-experienced management team.  We have a highly experienced management team. Our senior corporate and operating management averages more than 17 years of service with us. Over our long history in the cable business, our management team has demonstrated efficiency, discipline and speed in its execution of cable system upgrades and the introduction of new and enhanced service offerings and has also demonstrated the ability to efficiently integrate the cable systems we acquire from other cable operators into our existing systems.

Local presence.  We believe our presence in the diverse communities we serve helps make us responsive to our customers’ needs and interests, as well as to local competitive dynamics. Our locally-based employees are familiar with the services we offer in their area and are trained and motivated to promote additional services at each point of customer contact. In addition, we believe our involvement in local community initiatives reinforces awareness of our brand and our commitment to our communities. We implemented a regional management structure in 2005, which we believe enables us to avoid duplication of resources in our operating divisions.

Our Strategy

Our goal is to continue to attract new customers, while at the same time deepening relationships with existing customers in order to increase the amount of revenue we earn from each home we pass and increase customer retention. We plan to achieve these goals through ongoing innovation, focused marketing, superior customer care and a disciplined acquisition strategy.

Ongoing innovation.  We define innovation as the pairing of technology with carefully-researched insights into the services that our customers will value. We will continue to fast-track laboratory and consumer testing of promising concepts and services and rapidly deploy those that we believe will enhance our customer relationships and increase our profitability. We also seek to develop integrated offerings that combine elements of two or more services. We have a proven track record with respect to the introduction of new services. Examples of new services that we are working to develop or introduce more broadly include the following:

•	Start Overtm: uses our VOD technology to allow digital video customers to conveniently and instantly restart select programs then being aired by participating programming vendors;

•	Caller ID on TVtm: allows customers who receive both our digital video service and our Digital Phone service to elect to have “Caller ID” information displayed on their television screen;

•	PhotoShowTVtm: allows subscribers to both our digital video service and our Road Runner high-speed online service to upload photo slide shows and homemade videos for other system subscribers to view on their televisions using our VOD system; and

•	Wireless: may enable us to offer wireless services that will complement and enhance our existing services.

Marketing.  Our marketing strategy has three key components: promoting bundled services, effective merchandising and building our brand. We are focused on marketing bundles—differentiated packages of multiple services and features for a single price—as we have seen that customers who subscribe to bundles of our services are generally less likely to switch providers and are more likely to be receptive to additional services, including those that we may offer in the future. For example, following the broad launch of our Digital Phone service in 2004, which enabled us to begin offering our “triple play” of video, data and voice services, we observed a reduction in churn and an increase in growth of basic video subscribers in 2005. Our merchandising strategy is to offer bundles with entry-level pricing, which provides our customer care representatives with the opportunity to offer potential customers additional services or upgraded levels of existing services. In addition, we use the information we obtain from our customers to better tailor new offerings to their specific needs and preferences. Our brand statement, The Power of Youtm, reinforces our customer-centric strategy.

Superior customer care.  We believe that providing superior customer care helps build customer loyalty and retention, strengthens the Time Warner Cable brand and increases demand for our services. We have implemented a range of initiatives to ensure that customers have the best possible experience with minimum inconvenience when ordering and paying for services, scheduling installations and other visits, or obtaining technical or billing information with respect to their services. In addition, we use customer care channels and inbound calling centers to increase our customers’ awareness of the new products and services we offer.

Growth through disciplined strategic acquisitions.  We will continue to evaluate and selectively pursue opportunistic strategic acquisitions, system swaps and joint ventures that we believe will add value to our existing business. Consistent with this strategy, we completed the Transactions on July 31, 2006.

Our goal with respect to the Acquired Systems is to increase penetration of our basic and advanced services toward the levels enjoyed by our historical systems, thereby increasing revenue growth and profitability. As of June 30, 2006, the overall penetration rates in the Acquired Systems for basic video, digital video and high-speed data were lower than our historical penetration rates for such services. Furthermore, IP-based telephony service, which was available to nearly 90% of our historical homes passed as of June 30, 2006, was not available in any of the Acquired Systems. We intend to take the following steps to achieve our goal:

•	complete the operational integration of the Acquired Systems, already well under way, and use our service and management skills to improve the satisfaction of our new customers;

•	upgrade the capacity and technical performance of the Acquired Systems to levels that will allow us to deliver all our advance services and features, which we anticipate will require us to spend approximately $650 million over the next few years;

•	deploy advanced services as soon as technically and operationally feasible, and provide the same focused marketing and superior customer care that we employ in our historical systems; and

•	reduce costs by rationalizing infrastructure and taking advantage of economies of scale in purchasing goods and services.

Products and Services

We offer a variety of services over our broadband cable systems, including video, high-speed data and voice services. We market our services separately and as “bundled” packages of multiple services and features. Increasingly, our customers subscribe to more than one of our services for a single price reflected on a single consolidated monthly bill.

Video Services

We offer a full range of analog and digital video service levels, as well as advanced services such as VOD, HDTV, and set-top boxes equipped with DVRs. The following table presents selected statistical data regarding our video services:

	Year ended December 31,		Six Months ended June 30,
				2006
	2004	2005	2006	Pro Forma
	(in thousands, except percentages)

Homes passed(1)	15,869	16,384	16,603	25,880
Basic subscribers(2)	9,315	9,400	9,478	13,512
Basic penetration(3)	58.7%	57.4%	57.1%	52.2%
Digital subscribers	4,059	4,641	5,007	6,900
Digital penetration(4)	43.6%	49.4%	52.8%	51.1%

(1)	Homes passed represent the number of service-ready single residence homes, apartment and condominium units and commercial establishments passed by our cable systems without further extending our transmission lines.

(2)	Historical basic subscriber amounts reflect billable subscribers who receive basic video service.

(3)	Basic penetration represents basic subscribers as a percentage of homes passed.

(4)	Historical digital penetration represents digital subscribers as a percentage of basic video subscribers.

Analog services.  Analog video service is available in all of our operating areas. We typically offer two levels or “tiers” of service—Basic and Standard—which together offer, on average, approximately 70 channels for viewing on “cable-ready” television sets without the need for a separate set-top box.

•	Basic Tier—generally, broadcast television signals, satellite delivered broadcast networks and superstations, local origination channels, and public access, educational and government channels; and

•	Standard Tier—generally includes national, regional and local cable news, entertainment and other specialty networks, such as CNN, A&E, ESPN, CNBC and MTV.

We offer our Basic and Standard tiers for a fixed monthly fee. The rates we can charge for our “Basic” tier and certain video equipment are subject to regulation under federal law. For more information please see “—Regulatory Matters.”

As of June 30, 2006, on an historical basis, 57.1%, or 9.5 million, of our homes passed subscribed to our basic services. Although basic video subscriber penetration levels have generally been lower in the Acquired Systems, we believe we have an opportunity to increase the number of basic video subscribers in the Acquired Systems.

In certain areas, our Basic and Standard tiers also include proprietary local programming devoted to the communities we serve. For instance, we provide 24-hour local news channels in the following areas: NY1 News and NY1 Noticias in New York, NY; News 14 Carolina in Charlotte and Raleigh, NC; R/News in Rochester, NY; Capital News 9 in Albany, NY; News 8 Austin in Austin, TX; and News 10 Now in Syracuse, NY. In most of these areas, these news channels are available exclusively on our cable systems. The channels provide us with a competitive advantage against other distributors of video programming and provide local advertisers with a unique opportunity to reach viewers. Furthermore, we believe that the presence of news gathering organizations in the areas we serve heightens customer awareness of our brand and services, and helps us to establish strong, permanent ties to the community.

Digital services.  Subscribers to our digital video services receive a wide variety of up to 250 digital video and audio services (in digital format in most of our historical operating areas) and services that may include:

•	Additional Cable Networks—up to 60 digitally delivered cable networks, including spin-off and successor networks to successful national cable services, new networks and niche programming services, such as Discovery Home and MTV2;

•	Interactive Program Guide—an on-screen interactive program guide that contains descriptions of available viewing options, enables navigation among these options and provides convenient parental controls and access to On-Demand services, which are described below;

•	Premium and Multiplex Premium Channels—multi-channel versions of premium services, such as the suite of HBO networks, which includes HBO, HBO 2, HBO Signature, HBO Family, HBO Comedy, HBO Zone and HBO Latino;

•	Music Channels—up to 45 CD-quality genre-themed audio music stations;

•	Seasonal Sports Packages—packages of sports programming, such as “NBA League Pass” and “NHL Center Ice,” which provide multiple channels displaying games from outside the subscriber’s local area;

•	Digital Tiers—specialized tiers comprising thematically linked programming services, including sports and Spanish language tiers; and

•	Family Choice Tier—a specialized tier comprising about 15 standard and digital channels selected to be appropriate for family viewing based on ratings information provided by the programmers and based on our best judgment.

Subscribers to our digital video service receive all the channels that are contained in the tier that they purchase for a fixed monthly fee. Subscribers may also purchase premium channels, such as HBO, Cinemax, Showtime and Starz!, for an additional monthly fee, with discounts generally available for the purchase of packages of more than one such service. Seasonal sports packages are generally available for a single fee for the entire season, although half-season packages are sometimes also available.

As of June 30, 2006, on an historical basis, 52.8%, or approximately 5.0 million, of our basic video subscribers subscribed to our digital video services. Although digital video penetration levels have been lower in the Acquired Systems, we believe we have an opportunity to increase the number of digital subscribers in the Acquired Systems.

On-Demand services.  We offer a number of On-Demand services that enable users to view what they want, when they want it. These services—which are provided only to our digital video customers—feature advanced functionality, such as the ability to pause, rewind and fast-forward the programming using our VOD system. Currently, our On-Demand services cannot be fully matched by our direct broadcast satellite competitors, because of their lack of a robust two-way network, and, accordingly, we believe On-Demand services provide us with a significant advantage over these competitors. We also believe that access to On-Demand programming gives our existing analog subscribers and potential new subscribers a compelling reason to subscribe to our digital video service. Our On-Demand products and services include:

•	Movies-on-Demand—offers a wide selection of movies and occasional special events to our digital video subscribers. In June 2006, we offered on average approximately 575 hours of this programming.

•	Subscription-Video-on-Demand—provides digital subscribers with On-Demand access to packages of programming that are either associated with a particular premium content provider, to which they already subscribe, such as HBO On-Demand, or are otherwise made available on a subscription basis. In June 2006, we offered on average approximately 400 hours of this programming. Certain selected packages of programming are available for an additional fee.

•	Free Video-on-Demand—provides digital subscribers with free On-Demand access to selected movies, programs and program excerpts from cable television networks such as A&E, PBS Sprout, Oxygen, and CNN, as well as music videos, local programming and other content, and introduces subscribers to the convenience of our On-Demand services. In June 2006, we offered on average approximately 300 hours of this programming.

•	Start Over—uses our VOD technology to allow digital video customers to conveniently and instantly restart select programs then being aired by participating programming services. Users cannot fast forward through commercials while using Start Over, so traditional advertising economics are preserved for participating programming vendors. Introduced in our Columbia, South Carolina, division in 2005, we expect this service will be introduced in additional service areas during the remainder of 2006 and 2007.

In June 2006, on an historical basis, more than 2.9 million unique users accessed over 78 million streams of On-Demand programming. In the 18-month period starting in January 2005, we doubled the number of On-Demand titles we offered. We charge for most of the movies that are made available in our Movies-on-Demand service on a per-use basis, but our SVOD services are generally included in premium packages or are made available as part of a separate package of SVOD services.

DVRs.  Set-top boxes equipped with digital video recorders are available for a fixed monthly fee. These set-top boxes enable customers to:

•	pause and/or rewind “live” television programs;

•	record programs on a hard drive built into the set-top box by selecting the program’s title from the interactive program guide rather than by start and stop times;

•	pause, rewind and fast-forward recorded programs;

•	automatically record each episode or only selected episodes of a particular series without the need to reprogram the DVR;

•	watch one show while recording another;

•	record two shows at the same time; and

•	set parental controls on what can be recorded.

We believe the ease of use and installation of our integrated DVR set-top box makes it a more attractive choice compared to similar products offered by third parties. Initially introduced in 2002, we currently offer our DVR product to our digital video subscribers in all our historical operating areas. As of June 30, 2006, on an historical basis, 32%, or approximately 1.6 million, of our digital video subscribers also received a DVR set-top box. Although penetration levels for DVRs have been lower in the Acquired Systems, we believe we have an opportunity to increase the number of DVR subscribers in the Acquired Systems. We charge an additional monthly fee for DVR set-top boxes over and above the normal set-top box charge. The monthly fee for DVR set-top boxes is subject to regulation. See “—Regulatory Matters” below.

High definition services.  We generally offer approximately 15 channels of high definition television, or HDTV, in each of our systems, mainly consisting of broadcast signals and standard and premium cable networks, as well as HDTV Movies-on-Demand in our historical operating areas. HDTV provides a significantly clearer picture and improved audio quality. In most instances, customers who already subscribe to the standard-definition versions of these services, including in the case of broadcast stations those customers who receive only Basic service, are not charged for the high definition version of the channels. We also offer a package of HDTV channels for an additional monthly fee.

Interactive services.  Our two-way digital cable infrastructure enables us to introduce innovative interactive features and services. We believe these features and services will be important to us because they cannot be offered in comparable form over the one-way networks operated by some of our competitors, such as direct broadcast satellite providers, and are intended to meet the changing needs of our customers and advertisers. Examples of interactive services that we offer or are in the process of trialing or rolling out include:

•	Quick Clips—permits our digital subscribers to view on their televisions a variety of news, weather and sports content developed for web sites;

•	Instant News & More—allows customers to gain access to information about the weather, sports, stocks, traffic, and other relevant data on TV;

•	Interactive voting and polling—allows live, on-screen voting to determine the outcome of a television show such as Bravo’s Top Chef and NBC’s Last Comic Standing, or to simply participate in a poll;

•	eBay on TV—allows customers to place bids, track their progress, and raise their bids via set-top box alerts and their remote controls;

•	Football and Baseball Trackers—allow customers to set a roster of players for whom they would like up-to-date statistics and alerts (e.g., such as when they score a touchdown or are injured); and

•	Bill paying and subscription upgrades—enable customers to engage in “self-help” for these frequent interactions with the cable company using their remote control.

High-speed Data Services

We offer residential and commercial high-speed data services in all our historical operating areas. Our high-speed data services provide customers with a fast, always-on connection to the Internet.

The following table presents some statistical data regarding our high-speed data services:

	Year ended December 31,		Six months ended June 30,
				2006
	2004	2005	2006	Pro Forma
	(in thousands, except percentages)

Service-ready homes passed(1)	15,770	16,299	16,427	25,395
Residential high-speed data subscribers	3,362	4,141	4,636	6,139
Residential high-speed data subscribers as a percentage of eligible homes passed	21.3%	25.4%	28.2%	24.2%
Commercial high-speed data subscribers	151	185	200	216

(1)	Service-ready homes passed represent the number of high-speed data service-ready single residence homes, apartment and condominium units and commercial establishments passed by our cable systems without further extending our transmission lines.

High-speed data subscribers connect their personal computers or other broadband ready devices to our cable systems using a cable modem, which we provide at no charge or which subscribers can purchase themselves if they wish. Our high-speed data service enables subscribers to connect to the Internet at speeds much greater than traditional dial-up telephone modems. In contrast to dial-up services, subscribers to our high-speed data service do not have to log in to their account each time they wish to access the service and can remain connected without being disconnected because of inactivity.

We believe our high-speed data service has certain competitive advantages over DSL. However, a number of incumbent local telephone companies are undertaking fiber optic upgrades of their networks, which will allow them to offer high-speed data services at speeds much higher than DSL speeds. We believe that our cable infrastructure has the capability to match these speeds without the need for major plant upgrades. See “—Technology—Our Cable Systems.”

Road Runner.  As of June 30, 2006, we offered our Road Runner branded, high-speed data service to residential subscribers in virtually all of our historical cable systems. We are currently providing legacy high-speed data services in the Acquired Systems on a temporary basis. We expect to replace these legacy high-speed data services with Road Runner in all the Acquired Systems before June 2007.

Our Road Runner service provides communication tools and personalized services, including email, PC security, news group and personal home pages. Electronic messages can be personalized with photo attachments or video clips. The Road Runner portal provides access to content and media from local, national and international providers. It provides topic-specific channels including games, news, sports, autos, kids, music, movie listings, and shopping sites.

We offer multiple tiers of Road Runner service, each with different operating characteristics. In most of our operating areas, Road Runner Standard—our flagship service level—provides download speeds of up to 5 to 7 megabits per second (mbps) and upload speeds of up to 384 kilobits per second (kbps); Road Runner Premium—which, as of August 1, 2006, is generally available for $9.95 more than Road Runner Standard—provides download speeds of up to 8 to 15 mbps and upload speeds of up to 512 kbps to 2 mbps; and Road Runner Lite—our entry level of service—provides download speeds of up to 768 kbps and upload speeds of up to 128 kbps. In recent years, we have steadily increased maximum download speeds in response to competitive factors and we anticipate that we will continue to be able to do so for the foreseeable future.

Road Runner was a recipient of the SATMetrics award for highest consumer “likelihood to recommend” in 2006, well ahead of all other cable providers, DSL providers, and other ISPs. In addition to Road Runner, most of our cable systems provide high-speed access to the services of other on-line providers, such as EarthLink.

Time Warner Cable Business Class.  We offer commercial customers a variety of high-speed data services, including Internet access, website hosting and managed security. These services are offered to a broad range of businesses and are marketed under the “Time Warner Cable Business Class” brand. We believe our commercial high-speed data services represent an attractive balance of price and performance for many small to medium-sized businesses seeking to receive high-speed data and related services when compared to the cost of purchasing and installing a T1 line, a comparable service offered by many telecommunications services providers. We expect that small and medium sized businesses will increasingly find the need to purchase high-speed data services and that those businesses will provide us with a large base of potential accounts. Through a targeted commercial sales effort, we believe we can increase the number of commercial high-speed data accounts we serve by providing face-to-face business sales and strong customer support.

In addition to the residential subscribers and commercial accounts serviced through our cable systems, we provide our Road Runner high-speed data service to third parties for a fee.

Voice Services

Digital Phone.  Digital Phone is the newest of our core services, having been launched broadly across our historical systems in 2004. With our Digital Phone service, we can offer our customers a combined, easy-to-use package of video, high-speed data and voice services and effectively compete against similarly bundled products offered by our competitors. Most of our customers receive a Digital Phone package that provides unlimited local, in-state and U.S., Canada and Puerto Rico long-distance calling and a number of calling features for a fixed monthly fee. During 2006, we introduced a lower priced unlimited in-state only calling plan to serve those of our customers that do not extensively use long-distance services, and second line service and we expect to introduce additional calling plans in the future. Our Digital Phone plans include, among others, the following calling features:

•	Call Waiting;

•	Caller ID;

•	Voicemail;

•	Call Forwarding;

•	Speed Dial;

•	Anonymous Call Reject;

•	International Direct Dial service;

•	3-way calling (in deployment);

•	Enhanced 911 Service, which allows our customers to contact local emergency services personnel by dialing 911. With Enhanced 911 service, the customer’s address and phone number will automatically display on the emergency dispatcher’s screen; and

•	Customer Service (611).

Subscribers switching to Digital Phone can keep their existing telephone numbers, and customers have the option of having a directory listing. Digital Phone subscribers can make and receive telephone calls using virtually any commercially available telephone handset, including a cordless phone, plugged into standard telephone wall jacks or directly to the special cable modem we provide.

As of June 30, 2006, on an historical basis, Digital Phone had been launched across our footprint and was available to almost 90% of our homes passed. At that time, we had approximately 1.4 million Digital Phone customers and penetration of voice service to serviceable homes was approximately 9%. This represents a 50% increase in Digital Phone penetration rates since December 31, 2005. Since no comparable IP-based telephony service was available in the Acquired Systems, introducing Digital Phone in the Acquired Systems, separately and as part of a bundle, is a high priority. We have begun and expect to continue rolling out Digital Phone in the Acquired Systems as soon as technically and operationally feasible.

Digital Phone is delivered over the same system facilities we use to provide video and high-speed data services. We provide customers with a voice-enabled cable modem that digitizes voice signals and routes them as data packets, using IP technology, over our own managed broadband cable systems. Calls to destinations outside of our cable systems are routed to the traditional public switched telephone network. Unlike Internet phone providers, such as Vonage and Lingo, which utilize the Internet to transport telephone calls, our Digital Phone service uses only our own managed network and the public switched telephone network to route calls. We believe our managed approach to delivery of voice services allows us to better monitor and maintain call and service quality.

We have multi-year agreements with Verizon and Sprint under which these companies assist us in providing Digital Phone service to residential customers by routing voice traffic to the public switched telephone network, delivering enhanced 911 service and assisting in local number portability and long distance traffic carriage. In July 2006, we agreed to expand our relationship with Sprint as our primary provider of these services, including in the Acquired Systems. See “Risk Factors—Risks Related to Dependence on Third Parties—We depend on third party suppliers and licensors; thus, if we are unable to procure the necessary equipment, software or licenses on reasonable terms, our ability to offer services could be impaired, and our growth, operations, business, financial results and financial condition could be materially adversely affected.”

Circuit-switched Telephone.  In the Exchange, we acquired customers in the Comcast Acquired Systems who receive traditional, circuit-switched local and long distance telephone services. We continue to provide traditional circuit-switched services to those subscribers and will continue to do so for some period of time, while we will simultaneously market our Digital Phone product to those customers. After some period of time, we intend to discontinue the circuit-switched offering in accordance with regulatory requirements, at which time the only voice services provided by us in those systems will be our Digital Phone service.

Service Bundles

In addition to selling our services separately, we are focused on marketing differentiated packages of multiple services and features, or “bundles,” for a single price. Increasingly, many of our customers subscribe to two or three of our services. The bundle represents a discount from the price of buying the services separately and the convenience of a single monthly bill. We believe that these “Double Play” and “Triple Play” offerings increase our customers’ satisfaction with us, increase customer retention and encourage subscription to additional features. For the quarter ending June 30, 2006, on an historical basis, Double Play subscribers increased by 34,000 to approximately 3.2 million, and Triple Play subscribers increased by 171,000 to approximately 1.1 million. In that quarter, more than 4 in 10 customers, or 42.1%, received at least two services. The table below sets forth the number of our “Double Play” and “Triple Play” customers as of the dates indicated.

	Year ended December 31,		Six months ended June 30,
				2006
	2004	2005	2006	Pro Forma
	(in thousands)

Double Play	2,846	3,122	3,227	NA
Triple Play	128	721	1,105	NA

NA — Not available

Cross-platform Features

In support of our bundled services strategy, we are developing features that operate across two or more of our services, which we believe increases the likelihood that our customers will buy both such services from us rather than one from us and one from another provider. For example, we have begun to offer customers who subscribe to both Time Warner Digital Cable and Digital Phone, at no charge, a Caller ID on TV feature that displays incoming call information on the customer’s television set. In July 2006, we introduced a new feature called “PhotoShowTV” in our Oceanic division in Hawaii that gives customers who subscribe to both Time Warner Digital Cable and Road Runner high-speed online the ability to create and share their personal photo shows with our other Time Warner Cable digital video customers using our VOD technology. We believe that integrated service features like Caller ID on TV and PhotoShowTV can improve customer satisfaction, increase customer retention and increase receptivity to additional services we may offer in the future.

New Opportunities

Commercial Voice

We believe that continued innovation on our advanced cable infrastructure may create additional business opportunities in the future. One such opportunity is the offering of IP-based telephony service to commercial customers as an adjunct to our existing commercial data business.

Wireless Venture

In November 2005, we and several other cable companies, together with Sprint, announced that we would form a joint venture to develop integrated video entertainment, wireline and wireless data and communications products and services. We and the other participating companies have agreed to work together to develop new products for consumers that combine cable based products, interactive features and the potential of wireless technology to deliver advanced integrated entertainment, communications and wireless services to consumers in their homes and when they are away. In August 2006, two of our operating areas began to market and sell a “Quadruple Play” package of digital video, Road Runner, Digital Phone and wireless service. The package contains some wireline/wireless integration, such as a common voicemail platform for both the home and wireless phone. See “Risk Factors—Risks Related to Competition—Our competitive position could suffer if we are unable to develop a compelling wireless offering.” A separate joint venture formed by the same parties participated in FCC Auction 66 for Advanced Wireless Spectrum (“AWS”), and has been identified as a provisional winning bidder of 137 licenses. These licenses cover 20 MHz of AWS in about 90% of the continental United States and Hawaii. The FCC license award process for Auction 66 participants is not yet complete. Assuming these licenses are awarded to the joint venture, there can be no assurance that the venture will attempt to or will successfully develop mobile and related services. We may also explore using alternative delivery paths to augment our cable-based services.

Advertising

We sell advertising time to a variety of national, regional and local businesses. As part of the agreements under which we acquire video programming, we typically receive an allocation of scheduled advertising time in such programming, generally two minutes per hour, into which our systems can insert commercials, subject to limitations regarding subject matter. The clustering of our systems expands the share of viewers that we reach within a local designated market area, which helps our local advertising sales personnel to compete more effectively with broadcast and other media. Following the Transactions, we now have a strong presence in the country’s two largest advertising markets, New York, New York, and Los Angeles, California, which we believe will enhance our advertising sales operations.

In addition, in many locations, contiguous cable system operators have formed advertising “interconnects” to deliver locally inserted commercials across wider geographic areas, replicating the reach of the broadcast stations as much as possible. As of June 30, 2006, our historical systems participated in local advertising interconnects in 21 markets. We also participate in advertising interconnects in two additional markets covered by the Acquired Systems. Our local cable news channels also provide us with opportunities to generate advertising revenue.

We are exploring various means by which we could utilize our advanced services, such as VOD and interactive TV to increase advertising revenues. For example, in 2006 we have launched Movie Trailers on Demand, an ad-supported VOD channel which provides advertisers a way to reach customers as they are browsing movie previews; DriverTV, an ad-supported VOD channel which provides advertisers a way to reach customers interested in learning about new cars; and Expo TV, an ad-supported VOD channel which provides advertisers a way to reach customers interested in viewing infomercial and local advertising. With our interactive TV technology, we now offer advertisers new tools. For example, in upstate New York we provide overlays that enable customers to request information, to “telescope” from a traditional advertisement to a long form VOD segment regarding the advertised product to get more information about a product or service, vote on a hot topic or receive more specific additional information. These tools are accompanied by more powerful audience measurement capabilities than we have offered to advertisers in the past that enable us to track aggregate viewership, clicks, and transactions without providing personally identifiable information.

Marketing and Sales

Our goal is to deepen our relationships with existing customers, thereby increasing the amount of revenue we obtain from each home we serve and increasing customer retention, as well as to attract new customers. Our marketing is focused on conveying the benefits of our services—in particular, the way our services can enhance and simplify our customers’ lives—to these target groups. Our marketing strategy focuses on bundles of video, data and voice services, including premium services, offered in differentiated but easy to understand packages. These bundles provide discounted pricing as compared with the aggregate prices for the services provided if they were purchased separately, in addition to the convenience of a single bill. We generally market bundles with entry level pricing, which provide our customer care representatives the opportunity to offer additional services or upgraded levels of existing services that are relevant to targeted customer groups.

To support these efforts, we utilize our brand and the brand statement, The Power of Youtm, in conjunction with a variety of integrated marketing, promotional and sales campaigns and techniques. Our advertising is intended to let our diverse base of subscribers and prospects know that we are a customer-centric company—one that empowers customers by providing maximum choice, convenience and value—and that we are committed to exceeding expectations through innovative product offerings and superior customer service. Our message is supported across broadcast, our own cable systems, print, radio and other outlets including outdoor advertising, direct mail, e-mail, on-line advertising, local grassroots efforts and non-traditional media.

We also employ a wide range of direct channels to reach our customers, including outbound telemarketing and door-to-door sales. In addition, we use customer care channels and inbound call centers to increase awareness of our products and services offered. Creative promotional offers are also a key part of our strategy, and an area where we work with third parties such as consumer electronics manufacturers and cable programmers. We also are developing new sales channels through agreements with local and national retail stores, where our satellite competitors have a strong presence.

We have been developing and implementing a number of technology-based tools and capabilities that we believe will allow us to provide more targeted and responsive marketing efforts. These initiatives include the development of customized data storage and flexible access tools. This infrastructure will ensure that critical customer information is in the hands of customer service representatives as they interact with customers and prospects and on an aggregate basis to help us develop marketing programs.

Each of our local operations has a marketing and sales function responsible for selecting the relevant marketing communications, pricing and promotional offers for the products and services being sold and the consumer segments being targeted. The marketing and sales strategy is developed in coordination with our regional and corporate marketing teams, with execution by the local operating division.

We also maintain a sales presence in a number of retail locations across the markets we serve. This retail presence enables both new and existing customers to learn more about us, and purchase our products and services. We maintain dedicated customer service centers that allow for the resolution of billing and service issues as well as facilitate the sale of new products and services. Our centers are located in our local administrative offices or operations centers, independent facilities or kiosks or booths within larger retail establishments, such as shopping malls.

Customer Care

We believe that superior customer care can help us to increase customer satisfaction, promote customer loyalty and lasting customer relationships, and increase the penetration of our services. We are committed to putting our customers at the center of everything we do and we are making significant investments in technology and people to support this commitment.

Our customer call centers use a range of software and systems to try to ensure the most efficient and effective customer care possible. For instance, many of our customer call centers utilize workforce and call flow management systems to route the millions of calls we receive each month to available representatives and to maximize existing resources. Customer representatives have access to desktop tools to provide the information our customers need, reducing call handling time. These desktop tools provide the representative with timely, valuable information regarding the customer then calling (e.g., notifying the representative if the customer has called previously on the same issue or helping to identify a new service in which the customer might be interested). We use quality assurance software that monitors both the representative’s customer interactions and the desktop tools the representative selects during each call.

Many of our divisions are utilizing interactive voice recognition systems and on-line customer care systems to allow customers to obtain information they require without the need to speak with a customer care representative. Most customers who wish or need to speak with a representative will talk to a locally-based representative, which enables us to respond to local customer needs and preferences. However, some specialized care functions, such as advanced technical support for our high-speed data service, are handled regionally or nationally.

In order to enhance customer convenience and satisfaction, we have implemented a number of customer care initiatives. Depending on location, these may include:

•	two-hour appointment windows with an on-time guarantee;

•	customer loyalty and reward programs;

•	weekend, evening and same-day installation and trouble-shooting service appointments;

•	payment and/or billing information through the Internet or by phone; and

•	follow-up calls to monitor satisfaction with installation or maintenance visits.

We also provide “Answers on Demand,” which allows customers to select discrete help topics from a menu and then view interactive videos that answer their questions. Customers can access Answers on Demand either on-line or on their television set (using our VOD technology).

Technology

Our Cable Systems

Our cable systems employ an extremely flexible and extensible network architecture known as “hybrid fiber coax,” or “HFC.” We transmit signals on these systems via laser-fed fiber optic cable from origination points known as “headends” and “hubs” to a group of distribution “nodes,” and use coaxial cable to deliver these signals from the individual nodes to the homes they serve. We pioneered this architecture and received an Emmy award in 1994 for our HFC development efforts. HFC architecture allows the delivery of two-way video and broadband transmissions, which is essential to providing advanced video services, like VOD, Road Runner high-speed data services and Digital Phone.

HFC architecture is the cornerstone technology in our digital cable systems, which we believe constitute one of our greatest competitive strengths. HFC architecture provides us with numerous benefits, including the following:

•	Reliability. HFC enables the delivery of highly dependable traditional and two-way video and broadband services.

•	Signal quality. HFC delivers very clean signal quality, which permits us to provide excellent video signals, as well as facilitating the delivery of advanced services like VOD, high-speed data and voice services.

•	Flexibility. HFC utilizes optical networking that allows inexpensive and efficient bandwidth increases and takes advantage of favorable cost and performance curves.

•	Adaptability. HFC is highly adaptable, and allows us to utilize new networking techniques that afford increased capacity and performance without costly upgrades.

The overall capacity of each of our systems is, in part, related to its maximum frequency. As of June 30, 2006, almost all of our historical homes passed and, according to our estimates, approximately 89% of the plant miles in the Acquired Systems had been upgraded to at least 750MHz. We are beginning to upgrade the approximately 11% of the plant miles in the Acquired Systems that are not already operating at 750MHz. Carriage of analog programming (approximately 70 channels per system) uses about two thirds of a typical system’s capacity leaving capacity for digital video, high-speed data and voice products. Digital signals, including video, high-speed data and voice signals, can be carried more efficiently than analog signals. Generally 10 to 12 digital channels or their equivalent can be broadcast using the same amount of capacity required to broadcast just one analog channel.

We believe that our network architecture is sufficiently flexible and extensible to support our current requirements. However, in order for us to continue to innovate and deliver new services to our customers, as well as meet competitive imperatives, we anticipate that we will need to increase the amount of usable bandwith available to us in most of our systems over the next few years. We believe that this can be achieved largely through the maximization and careful management of our systems’ existing bandwith, without costly upgrades. For example, to accommodate increasing numbers of HDTV channels and other demands for greater capacity in our network, in certain areas we have begun deployment of a technology known as switched digital video (“SDV”). SDV ensures that only those channels that are being watched within a given grouping of households are being transmitted to those households. Since it is generally the case that not all channels are being watched at all times by a given group of households, this frees up capacity that can then be made available for other uses. This expansion of network capacity does not rely on extensive upgrade construction. Instead, we invest in switching equipment in our headends and hubs and, as necessary, we segment our plant to ensure that switches and lasers are shared among fewer households. As a result of this process, capacity is made available for new services, including HDTV channels.

Video, High-speed Data and Voice Distribution

In most systems, we deliver our services via laser-fed fiber optic cable from the headend, either directly or via a hub, to a group of nodes, and use coaxial cable to deliver these signals and services from individual nodes to the homes they serve. A typical hub provides service to approximately 20,000 homes, and our average node provides service to approximately 500 homes.

National and regional video services are generally delivered to us through satellites that are owned or leased by the relevant programmer. These services’ signals are transmitted to downlink facilities located at our headends. Local video signals, including local broadcast signals, are picked up by antennae or are delivered to our headends via fiber connection. VOD content is received using a variety of these methods and generally stored on servers located at each system’s headend.

We deliver high-speed data services to our subscribers through our HFC network, our regional fiber networks that are either owned by us or leased from third parties, including, in some instances, AOL, a subsidiary of Time Warner, and through backbone networks that provide connectivity to the Internet and are operated by third parties, including AOL. We pay fees for leased circuits based on the amount of capacity used and pay for Internet connectivity based either on a fixed fee for a specified amount of available capacity or on the amount of data traffic received from and sent over the provider’s backbone network. We provide all major high-speed data customer service applications and monitor our IP network, through our operation of two national data centers, ten regional data centers, including two that we acquired in the Adelphia Acquisition, and two network operations centers, including one acquired in the Adelphia Acquisition. We expect to add two more regional data centers in early 2007.

We deliver Digital Phone voice services to our customers over the same system facilities used to provide video and high-speed data services. We provide Digital Phone customers with a voice-enabled cable modem that digitizes voice signals and routes them as data packets, using “Internet protocol,” a common standard for the packaging of data for transmission, over the cable system to one of our regional data centers. At the regional data center, a “softswitch” routes the data packets as appropriate based on the call’s destination. Calls destined for end users outside of our network are routed through devices called “session border controllers” in the session initiation protocol format and delivered to our wholesale service providers. Such calls are then routed to a traditional public telephone switch, operated by one of our two wholesale service providers, and then to their final destination (e.g., a residential or business end-user, a 911 dispatcher, or an operator). Calls placed outside of our network and intended for our subscribers follow a reverse route. Calls entirely within our network are generally routed by the softswitch to the appropriate end user without the use of a traditional public telephone switch.

Set-top Boxes

Our Basic and Standard tier subscribers generally do not require a set-top box to view their video services. However, because our digital signals and signals for premium programming are secured, our digital video customers receiving one-way (i.e., non-interactive) programming, such as premium channels and digital cable networks, can only receive such channels if they have a digital set-top box or if they have a “digital cable ready” television or similar device equipped with a CableCARD (discussed below). Customers receiving our two-way video services, such as VOD and our interactive program guide, must have a digital set-top box that we provide to receive these services. Each of our cable systems uses one of only two “conditional access” systems to secure signals from unauthorized receipt, the intellectual property rights to which are controlled by set-top box manufacturers. In part as a result of the proprietary nature of these conditional access schemes, we currently purchase set-top boxes from a limited number of suppliers. For more information, please see “Risk Factors—Risks related to Dependence on Third Parties—We depend on third party suppliers and licensors; thus, if we are unable to procure the necessary equipment, software or licenses on reasonable terms, our ability to offer services could be impaired, and our growth, operations, business, financial results and financial condition could be materially adversely affected.” The cable industry has recently entered into agreements with certain consumer electronics manufacturers under which they will shortly begin to market a limited number of “interactive digital cable ready” televisions (i.e., sets capable of utilizing our two-way services without the need for a set-top box). We have begun ordering some set-top boxes from some of these manufacturers as well. Our purchasing agreements generally provide us with

“most favored nation” treatment under which the suppliers must offer us favorable price terms, subject to some limitations.

Historically, we have also relied primarily on set-top box suppliers to create the applications and interfaces we make available to our customers. Although we believe that our current applications and interfaces are compelling to customers, the lack of compatibility among set-top box operating systems has in the past hindered applications development. This is beginning to change somewhat, as third parties have begun to develop interactive applications, such as gaming and polling applications, notwithstanding the lack of common platform among set-top box schemes. Over the last few years, we have been developing our own interactive program guide and user interface, which we began to deploy during 2006.

As described below under “—Set-top Box Developments,” as current technological and compatibility issues for set-top box applications are resolved and a common platform for set-top box applications emerges, we expect that applications developers will devote more time and resources to the creation of innovative digital platform products, which should enable us to offer more attractive features to our subscribers in the future.

Set-top Box Developments

There have been a number of market and regulatory developments in recent years that may impact the costs and benefits to us of providing customers with set-top boxes.

“Plug and play.” In December 2002, cable operators and consumer-electronics companies entered into a standard-setting agreement, known as the “plug and play agreement,” relating to interoperability between cable systems and reception equipment. The FCC promulgated rules to implement the agreement, under which cable systems with activated spectrum of 750MHz or higher must, among other things, support “digital cable ready” consumer electronic devices (e.g., televisions) equipped with a slot for a CableCARD. The CableCARD performs certain security functions normally handled by the kinds of set-top boxes we lease to customers. By inserting a cable-operator provided CableCARD into this slot, the device is able to tune and receive encrypted (or “scrambled”) digital signals without the need for a separate set-top box.

The plug and play agreement and the FCC rules address only “unidirectional” devices (i.e., devices capable of utilizing only cable operators’ one-way transmission services) and not devices capable of carrying two-way services, such as interactive program guides and VOD). As a result, those of our customers who use a CableCARD equipped television set, and who do not have a set-top box, cannot access these advanced services. If a significant number of our subscribers decline set-top boxes in favor of one-way devices purchased at retail, it could have an adverse effect on our business. For more information, please see “Risk Factors—Risks Related to Dependence on Third Parties—The adoption of, or the failure to adopt, certain consumer electronics devices may negatively impact our offerings of new and enhanced services.” Cable operators, consumer-electronics companies and other market participants have been holding discussions that may lead to a similar set of interoperability agreements covering digital devices capable of carrying cable operators’ two-way, interactive products and services. Although efforts to reach an inter-industry agreement on two-way interoperability standards have not yielded results, as noted above, certain consumer electronics manufacturers have entered into direct agreements with the cable industry under which they will shortly begin to market a limited number of two-way capable television sets.

If two-way interoperability standards can be agreed upon, or if other efforts to enable consumer electronics devices to securely receive and utilize our two-way services are successful, our business could be benefited. First, consumer electronic companies could manufacture set-top boxes without the need to license our current suppliers’ conditional access technology, which could lead to greater competition and innovation. Second, if customers widely adopted such devices sold at retail, it would likely reduce our set-top box capital expenditures and the need for installation appointments in homes already wired for cable. However, we could suffer a decline in set-top box revenues. Furthermore, in the long term, interoperability for two-way devices evolves, consumer electronics companies may be more willing to develop products that make enhanced use of digital cable’s capabilities, expanding the range of services we could offer.

Under another set of FCC regulations, which are scheduled to go into effect on July 1, 2007, cable operators must cease placing into service new set-top boxes with security functions built into the box. In other words, beginning on that date, new set-top boxes deployed by cable operators will be required to utilize a CableCARD or similar means of separating security functions from other set-top box functions. See “—Regulatory Matters—Communications Act and FCC Regulations—Other regulatory requirements of the Communications Act and the FCC” below. The provision of set-top boxes that accept a CableCARD, or similar separate security device, will significantly increase per-unit set-top box costs as compared with the set-top boxes we currently buy, which utilize integrated security. See “Risk Factors—Risks Related to Government Regulation—The FCC’s set-top box rules could impose significant additional costs on us.” The FCC has also ordered the cable industry to investigate and report on the possibility of implementing a downloadable security system that would be accessible to all set-top devices. If the implementation of such a system proves technologically feasible, this may eliminate the need for consumers to lease separate conditional-access security devices.

Open cable application platform.  CableLabs, a nonprofit research and development consortium founded by members of the cable industry, has put forward a set of hardware and software specifications known as OpenCable, which represent an effort to achieve compatibility across cable network interfaces. The OpenCable software specification, which is known as “open cable application platform,” or “OCAP,” is intended to create a common platform for set-top box applications regardless of what operating system the box uses. The OpenCable specification is consistent with the CableCARD specification promulgated under the FCC’s plug and play rules and the encryption technology that allows the CableCARD to securely communicate with the host device. If widely adopted, OCAP could spur innovation in applications for set-top boxes and cable-ready consumer electronics devices. Furthermore, the availability of multi-platform set-top box applications should, together with the move toward separable conditional access systems, help to make set-top boxes more fungible, resulting in increased competition among manufacturers.

Content and Equipment Suppliers

Video Programming Content

We believe that offering a wide variety of programming is an important factor influencing a subscriber’s decision to subscribe to and retain our video services. We devote considerable resources to obtaining access to a wide range of programming that we believe will appeal to both existing and potential subscribers.

Cable television networks.  The terms and conditions of carriage of cable programming services are generally established through written affiliation agreements between programmers, including affiliates of Time Warner, and us. Most cable programming services are available to us for a fixed monthly per subscriber fee, which sometimes includes a volume discount pricing structure. However, payments to the providers of some premium channels, may be based on a percentage of our gross receipts from subscriptions to the channels. For home shopping channels, we do not pay and generally receive a percentage of the amount spent on home shopping purchases that is attributable to our subscribers and in some instances receive minimum guarantees.

Our programming contracts usually continue for a fixed period of time, generally from three to seven years. We believe that our ability to provide compelling programming packages is best served when we have maximum flexibility to determine on which systems and tiers a programming service will be carried. Sometimes, our flexibility is limited by the affiliation agreement. It is often necessary to agree to carry a particular programming service in certain of our cable systems and/or carry the service on a specific tier. In some cases, it is necessary for us to agree to distribute a programming service to a minimum number of subscribers or to a minimum percentage of our subscribers.

Broadcast television signals.  Generally, we carry all local full power analog broadcast stations serving the areas in which we provide cable service. In most areas, we also carry the digital broadcast signals of a number of these stations. In some cases, we carry these stations under the FCC “must-carry” rules. In other cases, we must negotiate with the stations’ owners for the right to retransmit these stations’ signals. For more information, please see “—Regulatory Matters” below. Currently, we have multi-year retransmission consent agreements in place with most of the retransmission consent stations we carry. In other cases, we are carrying stations under short-term arrangements while we negotiate new long-term agreements.

Pay-Per-View and On-Demand content.  Generally, we obtain rights to carry movies on an on-demand basis, as well as Pay-Per-View events, through iN Demand, a company in which we hold a minority interest. iN Demand negotiates with motion picture studios to obtain the relevant distribution rights. In some instances, we have contracted directly with the motion picture studios for the rights to carry their movies on an on-demand basis. Movies-on-Demand content is generally provided to us under a revenue-sharing arrangement, although in some cases there are minimum guaranteed payments required.

Our ability to get access to current hit films in a timely fashion is hampered to some extent by the traditional sequence of Hollywood’s distribution “windows.” Typically, after theatrical release, films are made available to home video distributors on an exclusive basis for a set period of time, usually 45 days. It is only after home video has enjoyed its exclusive window that Movies-on-Demand and Pay-Per-View distributors can gain access to the content. It is possible that subscriber purchases of Movies-on-Demand would increase if we were able to provide hit films during the home video window. However, despite efforts to do so, we have been unable to obtain the right to offer current hit films during this window.

In line with our goal of offering a wide variety of programming that will appeal to both existing and potential subscribers, we are trying to maximize the quantity and quality of all of our video offerings, especially our VOD offerings. As additional VOD content becomes available we evaluate it to determine if it meets our standards and to the extent it does, we begin offering it to our digital subscribers.

We obtain SVOD and other “free on-demand” content directly from the relevant content providers.

Set-top boxes.  We lease DVR and non-DVR set-top boxes, and CableCARDs (which enable some digital televisions and other devices to receive certain non-interactive digital services without a set-top box), at monthly rates. Our video equipment fees are regulated. Under FCC rules, cable operators are allowed to set equipment rates for set-top boxes, CableCARDs and remote controls on the basis of actual capital costs, plus an annual after-tax rate of return of 11.25%, on the capital cost (net of depreciation). This rate of return allows us to economically provide sophisticated customer premises equipment to subscribers. Certain FCC regulations relating to set-top box equipment, slated to come into effect in 2007, are expected to significantly increase our set-top box costs. Please see “—Technology—Set-top Boxes” above and “—Regulatory Matters” below.

Competition

We face intense competition from a variety of alternative information and entertainment delivery sources, principally from direct-to-home satellite video providers and certain regional telephone companies, each of which offers or will shortly be able to offer a broad range of services through increasingly varied technologies. In addition, technological advances will likely increase the number of alternatives available to our customers from other providers and intensify the competitive environment. See “Risk Factors—Risks Related to Competition.”

Bundled services providers.

Direct broadcast satellite.  Our video, high-speed data and Digital Phone services face competition from direct broadcast satellite services, such as the Dish Network and DirecTV, which is controlled by News Corporation, a major programming supplier of ours. The video services provided by these satellite providers are comparable, in many respects, to our analog and digital video services, and direct broadcast satellite subscribers can obtain satellite receivers with integrated digital video recorders from those providers as well. DirecTV and Dish Network offer satellite-delivered pre-packaged programming services that can be received by relatively small and inexpensive receiving dishes. Both major direct broadcast satellite providers have entered into co-marketing arrangements with regional telephone companies in order to provide customers with a bundle of video, telephone and DSL services, which competes with our “Triple Play” of video, high-speed data and Digital Phone services.

Incumbent local telephone companies.  Incumbent local telephone companies, such as AT&T and Verizon, have undertaken fiber-optic upgrades of their networks. The technologies they are using, such as FTTN and FTTH, are capable of carrying two-way video, high-speed data and IP-based telephony services, each of which is similar to the comparable services we offer. These networks allow for the marketing of service bundles of video, data and voice services and these companies also have the ability to include wireless services provided by owned or affiliated companies in bundles that they may offer. Our Digital Phone service also faces competition from the traditional phone services offered by these companies.

Cable Overbuilds.  We operate our cable systems under non-exclusive franchises granted by state or local authorities. The existence of more than one cable system operating in the same territory is referred to as an “overbuild.” In some of our operating areas, other operators have overbuilt our systems and/or offer video, data and voice services in competition with us.

Satellite Master Antenna Television (“SMATV”).  Additional competition for bundled services comes from private cable television systems servicing condominiums, apartment complexes and certain other multiple dwelling units, often on an exclusive basis, with local broadcast signals and many of the same satellite-delivered program services offered by franchised cable systems. Some SMATV operators now offer voice and high-speed data services as well.

Wireless Cable/Multi-channel Microwave Distribution Services (“MMDS”).  We face competition from wireless cable operators, including digital wireless operators, who use terrestrial microwave technology to distribute video programming and some of which now offer voice and high-speed data services.

Stand-alone service providers.

Aside from competing with the video, data and voice services offered by direct broadcast satellite providers, local incumbent telephone companies, cable overbuilders and some SMATVs and MMDSs, each of our services also faces competition from companies that provide services on a stand-alone basis.

Video competition.  Our video services face competition on a stand-alone basis from a number of different sources including:

•	local television broadcast stations that provide free over-the-air programming which can be received using an antenna and a television set;

•	local television broadcasters, which in selected markets sell digital subscription services; and

•	video programming delivered over broadband Internet connections.

Our VOD services compete with online movie services, which are delivered over broadband Internet connections, and with video stores and home video products.

“Online” competition.  Our high-speed data services face competition from a variety of companies that offer other forms of online services, including DSL services provided by regional telephone companies. In some cases, DSL providers have partnered with ISPs such as AOL, which may enhance DSL’s competitive position. The high-speed data services we offer also compete with the Internet access services provided by the operators of broadband FTTN and FTTH networks, similar to the ones being constructed by AT&T and Verizon. Where offered, FTTN and FTTH provide substantial bandwidth for high-speed data services. Other existing technologies, such as low cost dial-up services over ordinary telephone lines, and developing technologies, such as Internet service via power lines, satellite and various wireless services (e.g., Wi-Fi), including those of local municipalities, also compete or are likely to compete with our high-speed data services.

Digital Phone competition.  As noted above, our Digital Phone service competes directly with the local and long-distance offerings of the regional telephone companies that provide service in our service areas. Our Digital Phone service also competes with wireless phone providers and national providers of Internet-based phone products such as Vonage. The increase in the number of different technologies capable of carrying voice services has intensified the competitive environment in which our Digital Phone service operates.

Other competition and competitive factors.

Additional competition.  In addition to multi-channel video providers, cable systems compete with all other sources of news, information and entertainment, including over-the-air television broadcast reception, live events, movie theaters and the Internet. In general, we also face competition from other media for advertising dollars. To the extent that our products and services converge with theirs, we compete with the manufacturers of consumer electronics products. For instance, our digital video recorders compete with similar devices manufactured by consumer electronics companies.

Overbuilds.  Under the Cable Television Consumer Protection and Competition Act of 1992, franchising authorities are prohibited from unreasonably refusing to award additional franchises. As a result, from time to time, we face competition from overlapping cable systems operating in our franchise areas, including municipally-owned systems. Furthermore, legislation supported by regional telephone companies has been proposed at the state and federal level and enacted in a number of states to allow these companies to enter the video distribution business without obtaining local franchise approval and often on substantially more favorable terms than those afforded us and other existing cable operators. Legislation of this kind was enacted in Texas. See “Risk Factors—Risks Related to Government Regulation.”

Employees

As of August 1, 2006, we had approximately 39,900 employees, including 2,000 part-time employees, excluding approximately 5,000 employees of our managed joint ventures. Approximately 5.2% of our employees are represented by labor unions. We consider our relations with our employees to be good.

Regulatory Matters

Our business is subject, in part, to regulation by the FCC and by most local and some state governments where we have cable systems. In addition, our business is operated subject to compliance with the terms of (i) the Memorandum Opinion and Order issued by the FCC in July 2006 in connection with the regulatory clearance of the Transactions (the “Adelphia/Comcast Transactions Order”) and (ii) a Federal Trade Commission (“FTC”) consent decree (the “Turner Consent Decree”) entered into by Time Warner in 1996 in connection with its acquisition of Turner Broadcasting System, Inc. (“TBS”). In addition, various legislative and regulatory proposals under consideration from time to time by Congress and various federal agencies have in the past materially affected us and may do so in the future.

The following is a summary of the terms of these orders as well as current significant federal, state and local laws and regulations affecting the growth and operation of our businesses. The summary of each of the Adelphia/Comcast Transactions Order and Turner Consent Decree herein does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Adelphia/Comcast Transactions Order and Turner Consent Decree, each of which is an exhibit to the registration statement on Form S-1 of which this prospectus forms a part.

Adelphia/Comcast Transactions Order

In the Adelphia/Comcast Transactions Order, the FCC imposed conditions on us related to RSNs, as defined in the Adelphia/Comcast Transactions Order, and the resolution of disputes pursuant to the FCC’s leased access regulations. In particular, the Adelphia/Comcast Transactions Order provides that:

•	neither we nor our affiliates may offer an affiliated RSN on an exclusive basis to any MVPDs;

•	we may not unduly or improperly influence:

•	the decision of any affiliated RSN to sell programming to an unaffiliated MVPD; or

•	the prices, terms, and conditions of sale of programming by an affiliated RSN to an unaffiliated MVPD;

•	if an MVPD and an affiliated RSN cannot reach an agreement on the terms and conditions of carriage, the MVPD may elect commercial arbitration to resolve the dispute;

•	if an unaffiliated RSN is denied carriage by us, it may elect commercial arbitration to resolve the dispute in accordance with federal and FCC rules; and

•	with respect to leased access, if an unaffiliated programmer is unable to reach an agreement with us, that programmer may elect commercial arbitration to resolve the dispute, with the arbitrator being required to resolve the dispute using the FCC’s existing rate formula relating to pricing terms.

The application and scope of these conditions, which will expire in July 2012, have not yet been tested. We retain the right to obtain FCC and judicial review of any arbitration awards made pursuant to these conditions.

Turner Consent Decree

Among other things, the Turner Consent Decree incorporates FCC rules that prohibit cable operators from requiring exclusivity or financial interests in programmers as a condition of carriage or discriminating on the basis of affiliation against national programming services owned by other companies. The Turner Consent Decree will expire on February 3, 2007.

Communications Act and FCC Regulation

The Communications Act and the regulations and policies of the FCC affect significant aspects of our cable system operations, including video subscriber rates; carriage of broadcast television stations, as well as the way we sell our program packages to subscribers; the use of cable systems by franchising authorities and other third parties; cable system ownership; offering of voice and high-speed data services; and use of utility poles and conduits.

Subscriber rates.  The Communications Act and the FCC’s rules regulate rates for basic cable service and equipment in communities that are not subject to “effective competition,” as defined by federal law. Where there is no effective competition, federal law authorizes franchising authorities to regulate the monthly rates charged by the operator for the minimum level of video programming service, referred to as basic service, which generally includes local broadcast channels and public access or educational and government channels required by the franchise. This kind of regulation also applies to the installation, sale and lease of equipment used by subscribers to receive basic service, such as set-top boxes and remote control units. In many localities, we are no longer subject to this rate regulation, either because the local franchising authority has not become certified by the FCC to regulate these rates or because the FCC has found that there is effective competition.

Carriage of broadcast television stations and other programming regulation.  The Communications Act and the FCC’s regulations contain broadcast signal carriage requirements that allow local commercial television broadcast stations to elect once every three years to require a cable system to carry their stations, subject to some exceptions, or to negotiate with cable systems the terms by which the cable systems may carry their stations, commonly called “retransmission consent.” The most recent election by broadcasters became effective on January 1, 2006.

The Communications Act and the FCC’s regulations require a cable operator to devote up to one-third of its activated channel capacity for the mandatory carriage of local commercial television stations. The Communications Act and the FCC’s regulations give local non-commercial television stations mandatory carriage rights, but non-commercial stations do not have the option to negotiate retransmission consent for the carriage of their signals by cable systems. Additionally, cable systems must obtain retransmission consent for all “distant” commercial television stations (i.e., those television stations outside the designated market area to which a community is assigned) except for commercial satellite-delivered independent “superstations” and some low-power television stations.

FCC regulations require us to carry the signals of both commercial and non-commercial local digital-only broadcast stations and the digital signals of local broadcast stations that return their analog spectrum to the government and convert to a digital broadcast format. The FCC’s rules give digital-only broadcast stations discretion to elect whether the operator will carry the station’s primary signal in a digital or converted analog format, and the rules also permit broadcasters with both analog and digital signals to tie the carriage of their digital signals to the carriage of their analog signals as a retransmission consent condition.

The Communications Act also permits franchising authorities to negotiate with cable operators for channels for public, educational and governmental access programming. Moreover, it requires a cable system with 36 or more activated channels to designate a significant portion of its channel capacity for commercial leased access by third parties to provide programming that may compete with services offered by the cable operator. The FCC regulates various aspects of such third party commercial use of channel capacity on our cable systems, including the rates and some terms and conditions of the commercial use.

In connection with certain changes in our programming line-up, the Communications Act and FCC regulations also require us to give various kinds of advance notice. Under certain circumstances, we must give as much as 30 days’ advance notice to subscribers, programmers, and franchising authorities. Under certain circumstances, notice may have to be given in the form of bill inserts, on-screen announcements, and/or newspaper advertisements. Giving notice can be expensive and, given long lead times, may limit our ability to implement programming changes quickly. Direct broadcast satellite operators and other non-cable programming distributors are not subject to analogous duties.

High-speed Internet access.  From time to time, industry groups, telephone companies and ISPs have sought local, state and federal regulations that would require cable operators to sell capacity on their systems to ISPs under a common carrier regulatory scheme. Cable operators have successfully challenged regulations requiring this “forced access,” although courts that have considered these cases have employed varying legal rationales in rejecting these regulations.

In 2002, the FCC released an order in which it determined that cable-modem service constitutes an “information service” rather than a “cable service” or a “telecommunications service,” as those terms are used in the Communications Act. That determination has now been sustained by the U.S. Supreme Court. According to the FCC, an “information service” classification may permit but does not require it to impose “multiple ISP” requirements. In 2002, the FCC initiated a rulemaking proceeding to consider whether it may and should do so and whether local franchising authorities should be permitted to do so. This rulemaking proceeding remains pending. In 2005, the FCC adopted a Policy Statement intended to offer guidance on its approach to the Internet and broadband access. Among other things, the Policy Statement stated that consumers are entitled to competition among network, service and content providers, and to access the lawful content and services of their choice, subject to the needs of law enforcement. The FCC may in the future adopt specific regulations to implement the Policy Statement.

Ownership limitations.  There are various rules prohibiting joint ownership of cable systems and other kinds of communications facilities. Local telephone companies generally may not acquire more than a small equity interest in an existing cable system in the telephone company’s service area, and cable operators generally may not acquire more than a small equity interest in a local telephone company providing service within the cable operator’s franchise area. In addition, cable operators may not have more than a small interest in MMDS facilities or SMATV systems in their service areas. Finally, the FCC has been exploring whether it should prohibit cable operators from holding ownership interests in satellite operators.

The Communications Act also required the FCC to adopt “reasonable limits” on the number of subscribers a cable operator may reach through systems in which it holds an ownership interest. In September 1993, the FCC adopted a rule that was later amended to prohibit any cable operator from serving more than 30% of all cable, satellite and other multi-channel subscribers nationwide. The Communications Act also required the FCC to adopt “reasonable limits” on the number of channels that cable operators may fill with programming services in which they hold an ownership interest. In September 1993, the FCC imposed a limit of 40% of a cable operator’s first 75 activated channels. In March 2001, a federal appeals court struck down both limits and remanded the issue to the FCC for further review. The FCC initiated a rulemaking in 2001 to consider adopting a new horizontal ownership limit and announced a follow-on proceeding to consider the issue anew. The FCC is currently exploring whether it should re-impose any limits. We believe that it is unlikely that the FCC will adopt limits more stringent that those struck down.

Local telephone companies may provide service as traditional cable operators with local franchises or they may opt to provide their programming over unfranchised “open video systems.” Open video systems are subject to specified requirements, including, but not limited to, a requirement that they set aside a portion of their channel capacity for use by unaffiliated program distributors on a non-discriminatory basis. A federal appellate court overturned various parts of the FCC’s open video rules, including the FCC’s preemption of local franchising requirements for open video operators. The FCC has modified its open video rules to comply with the federal court’s decision.

Pole attachment regulation.  The Communications Act requires that utilities provide cable systems and telecommunications carriers with nondiscriminatory access to any pole, conduit or right-of-way controlled by investor-owned utilities. The Communications Act also requires the FCC to regulate the rates, terms and conditions imposed by these utilities for cable systems’ use of utility pole and conduit space unless state authorities demonstrate to the FCC that they adequately regulate pole attachment rates, as is the case in some states in which we operate. In the absence of state regulation, the FCC administers pole attachment rates on a formula basis. The FCC’s original rate formula governs the maximum rate utilities may charge for attachments to their poles and conduit by cable operators providing cable services. The FCC also adopted a second rate formula that became effective in February 2001 and governs the maximum rate investor-owned utilities may charge for attachments to their poles and conduit by companies providing telecommunications services. The U.S. Supreme Court has upheld the FCC’s jurisdiction to regulate the rates, terms and conditions of cable operators’ pole attachments that are being used to provide both cable service and high-speed data service.

Set-top box regulation.  Certain regulatory requirements are also applicable to set-top boxes. Currently, many cable subscribers rent from their cable operator a set-top box that performs both signal-reception functions and conditional-access security functions. The lease rates cable operators charge for this equipment are subject to rate regulation to the same extent as basic cable service. In 1996, Congress enacted a statute seeking to allow subscribers to use set-top boxes obtained from third party retailers. The most important of the FCC’s implementing regulations requires cable operators to offer separate equipment providing only the security function (so that subscribers can purchase set-top boxes or other navigational devices from other sources) and to cease placing into service new set-top boxes that have integrated security. The regulations requiring cable operators to cease distributing new set-top boxes with integrated security are currently scheduled to go into effect on July 1, 2007. We expect to incur approximately $50 million in incremental set-top box costs during 2007 as a result of these regulations. In addition, the FCC ordered the cable industry to investigate and report on the possibility of implementing a downloadable security system that would be accessible to all set-top devices. If the implementation of such a system proves technologically feasible, this may eliminate the need for consumers to lease separate conditional-access security devices. On August 16, 2006, the NCTA filed with the FCC a request that these rules be waived for all cable operators, including us, until a downloadable security solution is available or December 31, 2009, whichever is earlier. No assurance can be given that the FCC will grant this or any other waiver request.

In December 2002, cable operators and consumer-electronics companies entered into a standard-setting agreement relating to interoperability between cable systems and reception equipment. Among other things, the agreement envisions consumer electronics devices with a slot for a conditional-access security card—a CableCARDtm—provided by the cable operator. To implement the agreement, the FCC promulgated regulations that require cable systems with activated spectrum of 750 MHz or greater to: support unidirectional digital devices; establish a voluntary labeling system for unidirectional devices; prohibit so-called “selectable output controls”; and adopt content-encoding rules. The FCC has issued a further notice of proposed rulemaking to consider additional changes. Cable operators, consumer-electronics companies and other market participants are holding discussions that may lead to a similar set of interoperability agreements covering digital devices capable of carrying cable operators’ two-way and interactive products and services.

Other regulatory requirements of the Communications Act and the FCC.  The Communications Act also includes provisions regulating customer service, subscriber privacy, marketing practices, equal employment opportunity, technical standards and equipment compatibility, antenna structure notification, marking, lighting, emergency alert system requirements and the collection from cable operators of annual regulatory fees, which are calculated based on the number of subscribers served and the types of FCC licenses held.

Separately, the FCC has adopted cable inside wiring rules to provide specific procedures for the disposition of residential home wiring and internal building wiring where a subscriber terminates service or where an incumbent cable operator is forced by a building owner to terminate service in a multiple dwelling unit building. The FCC has also adopted rules providing that, in the event that an incumbent cable operator sells the inside wiring, it must make the wiring available to the multiple dwelling unit owner or the alternative cable service provider during the 24-hour period prior to the actual service termination by the incumbent, in order to avoid service interruption.

Compulsory copyright licenses for carriage of broadcast stations and music performance licenses.  Our cable systems provide subscribers with, among other things, local and distant television broadcast stations. We generally do not obtain a license to use the copyrighted performances contained in these stations’ programming directly from program owners. Instead, we obtain this license pursuant to a compulsory license provided by federal law, which requires us to make payments to a copyright pool. The elimination or substantial modification of the cable compulsory license could adversely affect our ability to obtain suitable programming and could substantially increase the cost of programming that remains available for distribution to our subscribers.

When we obtain programming from third parties, we generally obtain licenses that include any necessary authorizations to transmit the music included in it. When we create our own programming and provide various other programming or related content, including local origination programming and advertising that we insert into cable-programming networks, we are required to obtain any necessary music performance licenses directly from the rights holders. These rights are generally controlled by three music performance rights organizations, each with rights to the music of various composers. We generally have obtained the necessary licenses, either through negotiated licenses or through procedures established by consent decrees entered into by some of the music performance rights organizations.

State and Local Regulation

Cable operators operate their systems under non-exclusive franchises. Franchises are awarded, and cable operators are regulated, by state franchising authorities, local franchising authorities, or both. We believe we generally have good relations with state and local cable regulators.

Franchise agreements typically require payment of franchise fees and contain regulatory provisions addressing, among other things, upgrades, service quality, cable service to schools and other public institutions, insurance and indemnity bonds. The terms and conditions of cable franchises vary from jurisdiction to jurisdiction. The Communications Act provides protections against many unreasonable terms. In particular, the Communications Act imposes a ceiling on franchise fees of five percent of revenues derived from cable service. We generally pass the franchise fee on to our subscribers, listing it as a separate item on the bill.

Franchise agreements usually have a term of ten to 15 years from the date of grant, although some renewals may be for shorter terms. Franchises usually are terminable only if the cable operator fails to comply with material provisions. We have not had a franchise terminated due to breach. After a franchise agreement expires, a local franchising authority may seek to impose new and more onerous requirements, including requirements to upgrade facilities, to increase channel capacity and to provide various new services. Federal law, however, provides significant substantive and procedural protections for cable operators seeking renewal of their franchises. In addition, although we occasionally reach the expiration date of a franchise agreement without having a written renewal or extension, we generally have the right to continue to operate, either by agreement with the local franchising authority or by law, while continuing to negotiate a renewal. In the past, substantially all of the material franchises relating to our systems have been renewed by the relevant local franchising authority, though sometimes only after significant time and effort. Despite our efforts and the protections of federal law, it is possible that some of our franchises may not be renewed, and we may be required to make significant additional investments in our cable systems in response to requirements imposed in the course of the franchise renewal process.

Regulation of Telephony

As of October 15, 2006 it was unclear whether and to what extent regulators will subject services like our Digital Phone service (“Non-traditional Voice Services”) to the regulations that apply to traditional circuit switch telephone service provided by incumbent telephone companies. In February 2004, the FCC opened a broad-based rulemaking proceeding to consider these and other issues. That rulemaking remains pending, but the FCC has issued a series of orders resolving discrete issues. For example, in November 2004, the FCC issued an order preempting state certification and tariffing requirements for certain kinds of Non-traditional Voice Services. In May 2005, the FCC adopted rules requiring Non-traditional Voice Service providers to supply E911 capabilities as a standard feature to their subscribers and to obtain affirmative acknowledgement from all subscribers that they have been advised of the circumstances under which E911 service may not be available. In August 2005, the FCC adopted an order requiring certain types of Non-traditional Voice Services, as well as facilities-based broadband Internet access service providers, to assist law enforcement investigations through compliance with the Communications Assistance For Law Enforcement Act. In June 2006, the FCC adopted an order making clear that Non-traditional Voice Service providers must make contributions to the federal universal service fund. Certain other issues remain unclear, however, including whether the state and federal rules that apply to traditional circuit switch telephone service also apply to Non-traditional Voice Service providers and whether utility pole owners may charge cable operators offering Non-traditional Voice Services higher rates for pole rental than for traditional cable service and cable-modem service. One state public utility commission, for example, has determined that our Digital Phone service is subject to traditional circuit switch telephone regulations.

Facilities and Properties

Our principal physical assets consist of operating plant and equipment, including signal receiving, encoding and decoding devices, headends and distribution systems and equipment at or near subscribers’ homes for each of our cable systems. The signal receiving apparatus typically includes a tower, antenna, ancillary electronic equipment and earth stations for reception of satellite signals. Headends, consisting of electronic equipment necessary for the reception, amplification and modulation of signals, are located near the receiving devices. Our distribution system consists primarily of coaxial and fiber optic cables, lasers, routers, switches and related electronic equipment. Our cable plant and related equipment generally are attached to utility poles under pole rental agreements with local public utilities, although in some areas the distribution cable is buried in underground ducts or trenches. Customer premise equipment consists principally of set-top boxes and cable modems. The physical components of cable systems require periodic maintenance.

Our high-speed data backbone consists of fiber owned by us or circuits leased from affiliated and third party vendors, and related equipment. We also operate regional data centers with equipment that is used to provide services, such as e-mail, news and web services to our high-speed data subscribers and to provide services to our Digital Phone customers. In addition, we maintain a network operations center with equipment necessary to monitor and manage the status of our high-speed data network.

As of June 30, 2006, we owned approximately 318,500 square feet of real property housing a divisional headquarters, call center and warehouse in Columbia, SC, of which approximately 50% is leased to a third party tenant, and leased and owned real property housing national operations centers and regional data centers used in our high-speed data services business in Herndon, VA; Raleigh, NC; Tampa, FL; Syracuse, NY; Austin, TX; Kansas City, MO; Orange County, CA; New York, NY; and Columbus, OH. As of June 30, 2006, we also leased and owned locations for our corporate offices in Stamford, CT and Charlotte, NC as well as numerous business offices, warehouses and properties housing divisional operations throughout the country. Our signal reception sites, primarily antenna towers and headends, and microwave facilities are located on owned and leased parcels of land, and we own or lease space on the towers on which certain of our equipment is located. We own most of our service vehicles.

We believe that our properties, both owned and leased, taken as a whole, are in good operating condition and are suitable and adequate for our business operations. The nature of the facilities and properties that we acquired as a result of the Transactions is substantially similar to those used in our existing business.

Legal Proceedings

On May 20, 2006, the America Channel LLC filed a lawsuit in U.S. District Court for the District of Minnesota against both us and Comcast alleging that the purchase of Adelphia by Comcast and us will injure competition in the cable system and cable network markets and violate the federal antitrust laws. The lawsuit seeks monetary damages as well as an injunction blocking the Adelphia Acquisition. The United States Bankruptcy Court for the Southern District of New York issued an order enjoining the America Channel from pursuing injunctive relief in the District of Minnesota, ordering that the America Channel’s efforts to enjoin the transaction can only be heard in the Southern District of New York, where the Adelphia bankruptcy is pending. America Channel’s appeal of this order was dismissed on October 10, 2006 and its claim for injunctive relief should now be moot. However, America Channel has announced its intention to proceed with its damages case in the District of Minnesota. We intend to defend against this lawsuit vigorously. We are unable to predict the outcome of this suit or reasonably estimate a range of possible loss.

On June 22, 2005, Mecklenburg County filed suit against TWE-A/N in the General Court of Justice District Court Division, Mecklenburg County, North Carolina. Mecklenburg County, the franchisor in TWE-A/N’s

Mecklenburg County cable system, alleges that TWE-A/N’s predecessor failed to construct an institutional network in 1981 and that TWE-A/N assumed that obligation upon the transfer of the franchise in 1995. Mecklenburg County is seeking compensatory damages and TWE-A/N’s release of certain video channels it is currently using on the cable system. TWE-A/N intends to defend against this lawsuit vigorously. We are unable to predict the outcome of this suit or reasonably estimate a range of possible loss.

On June 16, 1998, plaintiffs in Andrew Parker and Eric DeBrauwere, et al. v. Time Warner Entertainment Company, L.P. and Time Warner Cable filed a purported nationwide class action in U.S. District Court for the Eastern District of New York claiming that TWE sold its subscribers’ personally identifiable information and failed to inform subscribers of their privacy rights in violation of the Cable Communications Policy Act of 1984 (the “Cable Act”) and common law. The plaintiffs sought damages and declaratory and injunctive relief. On August 6, 1998, TWE filed a motion to dismiss, which was denied on September 7, 1999. On December 8, 1999, TWE filed a motion to deny class certification, which was granted on January 9, 2001 with respect to monetary damages, but denied with respect to injunctive relief. On June 2, 2003, the U.S. Court of Appeals for the Second Circuit vacated the District Court’s decision denying class certification as a matter of law and remanded the case for further proceedings on class certification and other matters. On May 4, 2004, plaintiffs filed a motion for class certification, which we have opposed. This lawsuit has been settled on terms that are not material to us. The court granted preliminary approval of the class settlement on October 25, 2005. A final settlement approval hearing was held on May 19, 2006, and the parties are awaiting the court’s decision. At this time, there can be no assurance that final approval of the settlement will be granted.

Patent Litigation

On September 1, 2006, Ronald A. Katz Technology Licensing, L.P. filed a complaint in the U.S. District Court for the District of Delaware alleging that we and several other cable operators infringe a number of patents purportedly relating to our customer call center operations. The complaint was served on September 5, 2006. The plaintiff is seeking unspecified monetary damages as well as injunctive relief. We intend to defend against the claim vigorously. We are unable to predict the outcome of the suit or reasonably estimate a range of possible loss.

On July 14, 2006, Hybrid Patents Inc. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that we and a number of other cable operators infringe several patents purportedly relating to high-speed data and Internet-based phone services. The complaint has not yet been served. The plaintiff is seeking unspecified monetary damages as well as injunctive relief. We intend to defend against the claim vigorously. We are unable to predict the outcome of the suit or reasonably estimate a range of possible loss.

On June 1, 2006, Rembrandt Technologies, LP filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that we and a number of other cable operators infringe several patents purportedly related to a variety of technologies, including high-speed data and Internet-based phone services. We were served with the complaint on July 3, 2006. In addition, on September 13, 2006, Rembrandt Technologies, LP filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that we infringe several patents purportedly related to “high-speed cable modem internet products and services.” The complaint was served on September 18, 2006. In each of these cases, the plaintiff is seeking unspecified monetary damages as well as injunctive relief. We intend to defend against this lawsuits vigorously. We are unable to predict the outcome of these suits or reasonably estimate a range of possible loss.

On July 14, 2005, Forgent Networks, Inc. (“Forgent”) filed suit in the U.S. District Court for the Eastern District of Texas alleging that we and a number of other cable operators and direct broadcast satellite operators infringed a patent related to digital video recorder technology. We are working closely with our digital video recorder equipment vendors in defense of this matter, certain of whom have filed a declaratory judgment lawsuit against Forgent alleging the patent cited by Forgent to be non-infringed, invalid and unenforceable. Forgent is seeking unspecified monetary damages and injunctive relief in its suit against us. We intend to defend against this lawsuit vigorously. We are unable to predict the outcome of this suit or reasonably estimate a range of possible loss.

On April 26, 2005, Acacia Media Technologies (“AMT”) filed suit against us in U.S. District Court for the Southern District of New York alleging that we infringe several patents held by AMT. AMT has publicly taken the position that delivery of broadcast video (except live programming such as sporting events), Pay-Per-View, VOD and ad insertion services over cable systems infringe its patents. AMT has brought similar actions regarding the same patents against numerous other entities, and all of the previously pending litigations have been made the subject of a multidistrict litigation (“MDL”) order consolidating the actions for pretrial activity in the U.S. District Court for the Northern District of California. On October 25, 2005, our action was consolidated into the MDL proceedings. The plaintiff is seeking unspecified monetary damages as well as injunctive relief. We intend to defend against this lawsuit vigorously. We are unable to predict the outcome of this suit or reasonably estimate a range of possible loss.

From time to time, we receive notices from third parties claiming that we infringe their intellectual property rights. Claims of intellectual property infringement could require us to enter into royalty or licensing agreements on unfavorable terms, incur substantial monetary liability or be enjoined preliminarily or permanently from further use of the intellectual property in question. In addition, certain agreements that we enter may require us to indemnify the other party for certain third party intellectual property infringement claims, which could increase our damages and our costs of defending against such claims. Even if the claims are without merit, defending against the claims can be time consuming and costly.

As part of the TWE Restructuring, Time Warner agreed to indemnify the cable businesses of TWE from and against any and all liabilities relating to, arising out of or resulting from specified litigation matters brought against TWE’s former Non-cable Businesses. Although Time Warner has agreed to indemnify the cable businesses of TWE against such liabilities, TWE remains a named party in certain litigation matters.

In the normal course of business, our tax returns are subject to examination by various domestic taxing authorities. Such examinations may result in future tax and interest assessments on us. In instances where we believe that it is probable that we will be assessed, we have accrued a liability. We do not believe that these liabilities are material, individually or in the aggregate, to our financial condition or liquidity. Similarly, we do not expect the final resolution of tax examinations to have a material impact on our financial results.

The costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings (whether civil or criminal), settlements, judgments and investigations, claims and changes in those matters (including those matters described above), and developments or assertions by or against us relating to intellectual property rights and intellectual property licenses, could have a material adverse effect on our business, financial condition and operating results.

THE TRANSACTIONS

The following provides a more detailed description of the Transactions and contains summaries of the terms of the material agreements that were entered into in connection with the Transactions. This description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable agreements that are exhibits to the registration statement on Form S-1 of which this prospectus forms a part.

Agreements with ACC

As described above, under separate agreements (as amended, the “TWC Purchase Agreement” and “Comcast Purchase Agreement,” respectively, and, collectively, the “Purchase Agreements”), we and Comcast purchased substantially all of the cable assets of Adelphia. The Purchase Agreements were entered into after Adelphia filed voluntary petitions for relief under the Bankruptcy Code. This section provides additional details regarding the Purchase Agreements and our and Comcast’s underlying acquisition of Adelphia’s assets (the “TWC Adelphia Acquisition” and the “Comcast Adelphia Acquisition,” respectively), along with certain other agreements we entered into with Comcast.

The TWC Purchase Agreement

On April 20, 2005, TW NY, one of our subsidiaries, entered into the TWC Purchase Agreement with ACC. The TWC Purchase Agreement provided that TW NY would purchase certain assets and assume certain liabilities from Adelphia. On June 21, 2006, ACC and TW NY entered into Amendment No. 2 to the TWC Purchase Agreement (the “TWC Amendment”). Under the terms of the TWC Amendment, the assets we acquired from Adelphia and the consideration to be paid to Adelphia remained unchanged. However, the TWC Amendment provided that the TWC Adelphia Acquisition would be effected in accordance with the provisions of sections 105, 363 and 365 of the Bankruptcy Code and, as a result, Adelphia’s creditors were not required to approve a plan of reorganization under chapter 11 of the Bankruptcy Code prior to the consummation of the TWC Adelphia Acquisition. The TWC Adelphia Acquisition closed on July 31, 2006, immediately after the Redemptions. The TWC Adelphia Acquisition included cable systems located in the following areas: West Palm Beach, Florida; Cleveland and Akron, Ohio; Los Angeles, California; and suburbs of the District of Columbia. As consideration for the sale of the Adelphia Acquired Systems, TW NY assumed certain liabilities as specified in the TWC Purchase Agreement and paid to ACC approximately $8.9 billion in cash (including approximately $360 million paid into escrow), after giving effect to certain purchase price adjustments discussed below, and issued 149,765,147 shares of our Class A common stock to ACC and 6,148,283 shares of our Class A common stock into escrow. This represents approximately 17.3% of our Class A common stock (including shares issued into escrow), and approximately 16% of our total outstanding common stock as of the closing of the TWC Adelphia Acquisition.

The purchase price is subject to customary adjustments to reflect changes in Adelphia’s net liabilities and subscribers as well as any shortfall in Adelphia’s capital expenditure spending relative to its budget during the interim period (the “Interim Period”) between the execution of the TWC Purchase Agreement and the closing of the transactions contemplated by the TWC Purchase Agreement (the “Adelphia Closing”). The approximately $360 million in cash and 6 million shares of our Class A common stock that were deposited into escrow are securing Adelphia’s obligations in respect of any post-closing adjustments to the purchase price and its indemnification obligations for, among other things, breaches of its representations, warranties and covenants contained in the TWC Purchase Agreement. One-third of the escrow, beginning with the cash amounts, is to be released on January 31, 2007 (six months after the Adelphia Closing) with the remaining amounts to be released on July 31, 2007 (12 months after the Adelphia Closing), in each case except to the extent of amounts paid prior to such date or that would be expected to be necessary to satisfy claims asserted on or prior to such date.

The parties to the TWC Purchase Agreement made customary representations and warranties. ACC’s representations and warranties survive for twelve months after the Adelphia Closing and, to the extent any claims are made prior to such date, until such claims are resolved. The debtors in Adelphia’s bankruptcy proceedings (excluding, except to the extent provided in the TWC Purchase Agreement, the joint ventures described in “—The Comcast Purchase Agreement” below), are jointly and severally liable for breaches or violations by ACC of its representations, warranties and covenants. The representations and warranties of TW NY contained in the TWC Purchase Agreement expired at the Adelphia Closing.

The TWC Purchase Agreement included customary and certain other covenants made by ACC and TW NY, including covenants that require Adelphia to deliver financial statements for the systems purchased sufficient to fulfill our obligations to provide such financial statements in connection with an offering of our securities pursuant to the Adelphia Registration Rights and Sale Agreement.

The TWC Purchase Agreement requires ACC to indemnify TW NY and each of its affiliates (including us), their respective directors, officers, shareholders, agents and other individuals (the “TW Indemnified Parties”) for losses and expenses stemming from the breach of any representation or warranty, covenant and certain other items. Subject to very limited exceptions, the TW Indemnified Parties are only able to seek reimbursement for losses from the escrowed cash and shares. In addition, subject to specified exceptions, losses associated with breaches of representations and warranties generally must exceed certain dollar amounts before a TW Indemnified Party may make a claim for indemnification. Even after the applicable threshold has been reached, a claim for indemnification for losses associated with breaches of representations and warranties is subject to specified aggregate deductibles and cap amounts. With respect to assets acquired from Adelphia by TW NY that were subsequently transferred to Comcast in the Exchange, ACC’s indemnification obligation is subject to a threshold of $74 million, a deductible of $42 million and is capped at $296.7 million, subject to certain adjustments, and with respect to assets acquired by TW NY that were not transferred to Comcast pursuant to the Exchange, ACC’s indemnification obligation is subject to a threshold of $67 million, a deductible of $38 million and is capped at $267.9 million, subject to certain adjustments.

The TWC Purchase Agreement required us, at the Adelphia Closing, to amend and restate our by-laws to restrict us and our subsidiaries from entering into transactions with or for the benefit of the Time Warner Group, subject to specified exceptions. Additionally, prior to August 1, 2011 (five years following the Adelphia Closing), our restated certificate of incorporation and by-laws (as required to be amended by the TWC Purchase Agreement) do not allow for an amendment to the provisions of our by-laws restricting these transactions without the consent of a majority of the holders of our Class A common stock, other than any member of the Time Warner Group. Additionally, under the TWC Purchase Agreement, we agreed that we will not enter into any short-form merger prior to August 1, 2008 (two years after the Adelphia Closing) and that we will not issue equity securities to any person (other than, subject to satisfying certain requirements, us and our affiliates) that have a higher vote per share than our Class A common stock prior to February 1, 2008 (18 months after the Adelphia Closing).

The Adelphia Registration Rights and Sale Agreement

At the Adelphia Closing, we entered into the Adelphia Registration Rights and Sale Agreement, which governs the disposition of the shares of our Class A common stock received by ACC in the TWC Adelphia Acquisition. In accordance with the terms of the Adelphia Registration Rights and Sale Agreement, ACC is required to sell, in a single firm commitment underwritten public offering, at least one-third of the shares of our Class A common stock (including any shares sold pursuant to any over-allotment option granted to the underwriters) it received in the TWC Adelphia Acquisition (including those delivered into escrow) no later than three months after the registration statement covering those shares is declared effective, subject to customary rights to delay for a limited period of time under certain circumstances (the “Initial Registration”). The registration statement of which this prospectus forms a part has been filed in order to fulfill our obligation to effect the Initial Registration.

The remaining shares of our Class A common stock received by ACC at the Adelphia Closing are expected to be distributed to Adelphia’s creditors pursuant to a Remainder Plan to be filed by Adelphia with the Bankruptcy Court which, in accordance with the TWC Purchase Agreement, must be reasonably satisfactory to us in all material respects. However, we have the right, under certain circumstances, to require ACC to effect the distribution of its shares of our Class A common stock under the Remainder Plan pursuant to a registration statement, rather than in reliance on section 1145 of the Bankruptcy Code (the “Final Registration”). We may only require ACC to register the shares of our Class A common stock it holds in the Final Registration if such a registration would not result in a material delay relative to when the shares would be distributed under a Remainder Plan or otherwise adversely affect the distribution in any material respect. Following the Final Registration, Adelphia has the right to require us to file an additional registration statement to cover any shares not registered in connection with the Initial Registration or the Final Registration.

Additionally, under the Adelphia Registration Rights and Sale Agreement, subject to several exceptions, including our right to defer under some circumstances, and prior to the effective date of the Remainder Plan, Adelphia has the right to make a single request (which may be expanded to additional requests under certain circumstances) that we take all commercially reasonable steps to register for public sale up to all of the shares held by ACC that are not sold in connection with the Initial Registration (the “Demand Registration”). We are not obligated to effect the Demand Registration unless it is reasonably believed that the net proceeds from the sale of securities in the Demand Registration would be in excess of $250 million. All shares sold in the Demand Registration are required to be sold in a single firm commitment underwritten public offering.

In addition, ACC has “piggyback” registration rights, subject to customary restrictions, on certain registrations for our account or the account of another stockholder that occur after this offering, and we and Time Warner are permitted to piggyback on the Initial Registration and the Demand Registration.

Under the Adelphia Registration Rights and Sale Agreement, we and Adelphia agreed to the following method of determining the priority of inclusion of shares of our Class A common stock held by ACC, Time Warner and us, in an underwritten public offering in the event that the managing underwriters of such public offering were to determine that the number of securities proposed to be offered by our stockholders would jeopardize the success of the offering:

•	if the offering is being made under the Adelphia Registration Rights and Sale Agreement, including the Initial Registration, the Demand Registration or the Final Registration, then all securities to be offered for the account of ACC must be included in the offering before we or Time Warner may include any securities in any such offering; and

•	in any other offering, including one in which ACC seeks to exercise its piggyback registration rights, then all securities to be offered for the account of us or Time Warner must be included in the offering before ACC may include any securities in any such offering.

In the Adelphia Registration Rights and Sale Agreement, we agreed to indemnify ACC and its directors, officers and controlling persons against certain liabilities, including specified liabilities under the securities laws, or to contribute with respect to payments which ACC may be required to make in respect of such liabilities. ACC has agreed to indemnify us and our directors, officers and controlling persons for liabilities arising under the securities laws with respect to written information furnished to us by it or to contribute with respect to payments in connection with such liabilities.

We have agreed to pay all of the costs, fees and expenses incident to the Initial Registration, excluding any legal fees of the selling stockholder, certain other expenses of the selling stockholder and the commissions, fees and discounts of underwriters.

Parent Agreement

Pursuant to the Parent Agreement among ACC, TW NY and us, dated as of April 20, 2005, we, among other things, guaranteed the obligations of TW NY to Adelphia under the TWC Purchase Agreement.

The Comcast Purchase Agreement

The Comcast Purchase Agreement has similar terms to the TWC Purchase Agreement and the transactions contemplated by the Comcast Purchase Agreement also closed on July 31, 2006. The Comcast Adelphia Acquisition was effected in accordance with the provisions of sections 105, 363 and 365 of the Bankruptcy Code and a plan of reorganization for the joint ventures referred to in the following sentence. The Comcast Adelphia Acquisition included cable systems and Adelphia’s interest in two joint ventures in which Comcast also held interests: Century-TCI California Communications, L.P. (the “Century-TCI joint venture”), which owned cable systems in the Los Angeles, California area, and Parnassos Communications, L.P. (the “Parnassos joint venture”), which owned cable systems in Ohio and Western New York. The purchase price under the Comcast Purchase Agreement was approximately $3.5 billion in cash.

TWC/Comcast Agreements

As described in more detail below, on the same day as the parties consummated the transactions governed by the Purchase Agreements, we and some of our affiliates (collectively, the “TWC Group”) and Comcast and some of its affiliates (collectively, the “Comcast Group”) consummated the TWC Redemption, the TWE Redemption and the Exchange (collectively, the “TWC/Comcast Transactions”). Under the terms of the agreement which governed the TWC Redemption (the “TWC Redemption Agreement”), we redeemed Comcast’s investment in us in exchange for one of our subsidiaries that held both cable systems and cash. In accordance with the terms of the agreement which governed the TWE Redemption (the “TWE Redemption Agreement”), TWE redeemed Comcast’s interest in TWE in exchange for one of TWE’s subsidiaries that held both cable systems and cash. In accordance with the terms of the agreement which governed the Exchange (as amended, the “Exchange Agreement”), TW NY and the Comcast Group transferred to one another subsidiaries that held certain cable systems, including cable systems acquired by each from Adelphia. The TWC Redemption Agreement, the TWE Redemption Agreement and the Exchange Agreement, are collectively referred to as the “TWC/Comcast Agreements.”

The TWC Redemption Agreement

Pursuant to the TWC Redemption Agreement, dated as of April 20, 2005, among us and certain other members of the TWC Group and Comcast and certain other members of the Comcast Group, the TWC Redemption was effected and Comcast’s interest in us was redeemed on July 31, 2006, immediately prior to the Adelphia Acquisition. The TWC Redemption Agreement required that we redeem all of our Class A common stock held by TWE Holdings II Trust (“Comcast Trust II”), a trust that was established for the benefit of Comcast, in exchange for 100% of the common stock of Cable Holdco II Inc. (“Cable Holdco II”), then a subsidiary of ours. At the time of the TWC Redemption, Cable Holdco II held both certain cable systems owned directly or indirectly by us (“TWC Redemption Systems”) serving approximately 589,000 basic subscribers (based on June 30, 2006 information) and approximately $1.9 billion in cash, subject generally to the liabilities associated with the TWC Redemption Systems. Certain specified assets and liabilities of the TWC Redemption Systems were retained by us.

The TWC Redemption Agreement contains closing adjustments to be paid in cash based on (1) the relative growth or decline in the number of basic video subscribers served by the TWC Redemption Systems as compared to the relative growth or decline in the number of basic video subscribers served by the other cable systems operated by us and (2) the excess, if any, of the net liabilities of the TWC Redemption Systems over an agreed upon threshold amount.

The TWC Redemption Agreement contains various customary representations and warranties of the parties thereto including representations by us as to the absence of certain changes or events concerning the TWC Redemption Systems, compliance with law, litigation, employee benefit plans, property, intellectual property, environmental matters, financial statements, regulatory matters, taxes, material contracts, insurance and brokers. The representations and warranties of the parties to the TWC Redemption Agreement generally survive the closing of the TWC Redemption for a period of one year and certain representations and warranties either did not survive the closing of the TWC Redemption, survive indefinitely or survive until the expiration of the applicable statute of limitations (giving effect to any waiver, mitigation or extension thereof).

The TWC Redemption Agreement contains customary indemnification obligations on the part of the parties thereto with respect to breaches of representations, warranties and covenants and certain other matters, generally subject to a $20 million threshold and $200 million cap, with respect to certain of our representations and warranties regarding the TWC Redemption Systems and related matters, and with respect to certain representations and warranties of the Comcast parties relating to litigation, financial statements, finder’s fees and certain regulatory matters.

TWC/Comcast Tax Matters Agreement

In connection with the closing of the TWC Redemption, we, Cable Holdco II, Comcast and certain members of the Comcast Group entered into the Holdco Tax Matters Agreement (the “TWC/Comcast Tax Matters Agreement”). The TWC/Comcast Tax Matters Agreement allocates responsibility for income taxes of Cable Holdco II and deals with matters relating to the income tax consequences of the TWC Redemption. This agreement contains representations, warranties and covenants relevant to such income tax treatment. The TWC/Comcast Tax Matters Agreement also contains indemnification obligations relating to the foregoing.

The TWE Redemption Agreement

Pursuant to the TWE Redemption Agreement, dated as of April 20, 2005, among us and Comcast and certain other members of the Comcast Group, Comcast’s interest in TWE was redeemed on July 31, 2006, immediately prior to the Adelphia Acquisition. Prior to the TWE Redemption, TWE Holdings I Trust (“Comcast Trust I”), a trust established for the benefit of Comcast, owned a 4.7% residual equity interest in TWE. Pursuant to the TWE Redemption Agreement, TWE redeemed all of the TWE residual equity interest held by Comcast Trust I in exchange for 100% of the limited liability company interests of Cable Holdco III LLC (“Cable Holdco III”), then a subsidiary of TWE. At the time of the TWE Redemption, Cable Holdco III held both certain cable systems owned or operated directly or indirectly by TWE (the “TWE Redemption Systems”) serving approximately 162,000 subscribers (based on June 30, 2006 information) and approximately $147 million in cash, subject generally to the liabilities associated with the TWE Redemption Systems. Certain specified assets and liabilities of the TWE Redemption Systems were retained by us.

The TWE Redemption Agreement contains closing adjustments to be paid in cash based on (1) the relative growth or decline in the number of basic video subscribers served by the TWE Redemption Systems as compared to the relative growth or decline in the number of basic video subscribers served by the other cable systems owned by TWE and (2) the excess, if any, of the net liabilities of the TWE Redemption Systems over an agreed upon threshold amount.

The TWE Redemption Agreement contained various customary representations and warranties of the parties thereto including representations by TWE as to the absence of certain changes or events concerning the TWE Redemption Systems, compliance with law, litigation, employee benefit plans, property, intellectual property, environmental matters, financial statements, regulatory matters, taxes, material contracts, insurance and brokers. The representations and warranties of the parties to the TWE Redemption Agreement generally survive the closing of the TWE Redemption Agreement for a period of one year and certain representations and warranties either survive indefinitely or survive until the expiration of the applicable statute of limitations (giving effect to any waiver, mitigation or extension thereof).

The TWE Redemption Agreement contained customary indemnification obligations on the part of the parties thereto with respect to breaches of representations and warranties and covenants and certain other matters, generally subject to a $6 million threshold and $60 million cap, with respect to certain representations and warranties of TWE regarding the TWE Redemption Systems and related matters, and with respect to certain representations and warranties of the Comcast parties relating to litigation, financial statements, finder’s fees and certain regulatory matters.

The Exchange Agreement

Pursuant to the Exchange Agreement, dated as of April 20, 2005, among us, TW NY and Comcast and certain other members of the Comcast Group, the Exchange closed on July 31, 2006, immediately after the Adelphia Acquisition. Pursuant to the Exchange Agreement, TW NY transferred all outstanding limited liability company interests of certain newly formed limited liability companies (collectively, the “TW Newcos”) to the Comcast Group in exchange for all limited liability company interests of certain newly formed limited liability companies or limited partnerships, respectively, owned by Comcast (collectively, the “Comcast Newcos”). In addition, we paid Comcast approximately $67 million in cash for certain adjustments related to the Exchange. Included in the systems we acquired in the Exchange were cable systems (i) transferred by Adelphia to Comcast located in West Palm Beach, Florida, and suburbs of the District of Columbia, (ii) that were owned by the Century-TCI joint venture in the Los Angeles, California area and the Parnassos joint venture in Ohio and Western New York and (iii) then owned by Comcast located in the Dallas, Texas, Los Angeles, California, and Cleveland, Ohio areas.

The Exchange Agreement contains various customary representations and warranties of the parties thereto (which generally survive for a period of 12 months after the closing of the Exchange), including representations concerning the cable systems subject to the Exchange Agreement originally owned by us or Comcast as to the absence of certain changes or events, compliance with law, litigation, employee benefit plans, property, intellectual property, environmental matters, financial statements, regulatory matters, taxes, material contracts, insurance and brokers. The Exchange Agreement also contained representations regarding the accuracy of certain of the representations of Adelphia set forth in the Purchase Agreements for events, circumstances and conditions occurring after the closing of the TWC Adelphia Acquisition.

The Exchange Agreement contains customary indemnification obligations on the part of the parties thereto with respect to breaches of representations, warranties, covenants and certain other matters. Each party’s indemnification obligations with respect to breaches of representations and warranties (other than certain specified representations and warranties) are subject to (1) with respect to cable systems originally owned by us that were acquired by Comcast, a $5.7 million threshold and $19.1 million cap, (2) with respect to cable systems originally owned by Adelphia that were initially acquired by us pursuant to the TWC Purchase Agreement and then transferred to Comcast pursuant to the Exchange Agreement, a $74.6 million threshold and $746 million cap, (3) with respect to cable systems originally owned by Comcast that were acquired by us, a $41.5 million threshold and $415 million cap, and (4) with respect to cable systems originally owned by Adelphia that were initially acquired by Comcast pursuant to the Comcast Purchase Agreement and then transferred to us pursuant to the Exchange Agreement, a $34.9 million threshold and $349 million cap. In addition, no party is required to indemnify the other for breaches of representations, warranties or covenants relating to assets or liabilities initially acquired from Adelphia and then transferred to the other party, unless the breach is of a representation, warranty or covenant actually made by the party under the Exchange Agreement in relation to those Adelphia assets or liabilities.

OUR OPERATING PARTNERSHIPS AND JOINT VENTURES

Time Warner Entertainment Company, L.P.

TWE is a Delaware limited partnership that was formed in 1992. At the time of the TWE Restructuring in March 2003, subsidiaries of Time Warner owned general and limited partnership interests in TWE consisting of 72.36% of the pro-rata priority capital and residual equity capital and 100% of the junior priority capital, and Comcast Trust I owned limited partnership interests in TWE consisting of 27.64% of the pro rata priority capital and residual equity capital. Prior to the TWE Restructuring, TWE’s business consisted of interests in cable systems, cable networks and filmed entertainment.

Through a series of steps executed in connection with the TWE Restructuring, TWE transferred its non-cable businesses, including its filmed entertainment and cable network businesses, along with associated liabilities, to WCI, a wholly owned subsidiary of Time Warner, and the ownership structure of TWE was reorganized so that (i) we owned 94.3% of the residual equity interests in TWE, (ii) Comcast Trust I owned 4.7% of the residual equity interests in TWE and (iii) ATC, a wholly owned subsidiary of Time Warner, owned 1.0% of the residual equity interests in TWE and $2.4 billion in mandatorily redeemable preferred equity issued by TWE. In addition, following the TWE Restructuring, Time Warner indirectly held shares of our Class A common stock and Class B common stock representing, in the aggregate, 89.3% of our voting power and 82.1% of our outstanding equity.

Upon the closing of the TWE Redemption, Comcast Trust I’s ownership interest in TWE was redeemed and, pursuant to the ATC Contribution, the partnership interests and preferred equity originally held by ATC, were contributed to TW NY Holding, a wholly owned subsidiary of ours, in exchange for a 12.4% non-voting common stock interest in TW NY Holding. As a result, Time Warner has no direct interest in TWE and Comcast no longer has any interest in TWE. As of June 30, 2006, TWE had $3.2 billion in principal amount of outstanding debt securities with maturities ranging from 2008 to 2033 and fixed interest rates ranging from 7.25% to 10.15%. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Financial Condition and Liquidity—TWE Notes and Debentures.”

The TWE partnership agreement requires that transactions between us and our subsidiaries, on the one hand, and TWE and its subsidiaries on the other hand, be conducted on an arm’s-length basis, with management, corporate or similar services being provided by us on a “no mark-up” basis with fair allocations of administrative costs and general overhead. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Business Transactions and Developments—Restructuring of Time Warner Entertainment Company, L.P.” and “Certain Relationships and Related Transactions—TWE” for additional information on TWE, the TWE Restructuring and the ATC Contribution.

Description of Certain Provisions of the TWE-A/N Partnership Agreement

The following description summarizes certain provisions of the partnership agreement relating to TWE-A/N. Such description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the TWE-A/N partnership agreement which is an exhibit to the registration statement on Form S-1 of which this prospectus forms a part.

Partners of TWE-A/N

The general partnership interests in TWE-A/N are held by TW NY and an indirect subsidiary of TWE (such TWE subsidiary and TW NY are together, the “TW Partners”) and A/N, a partnership owned by wholly owned subsidiaries of Advance Publications Inc. and Newhouse Broadcasting Corporation. The TW Partners also hold preferred partnership interests.

2002 Restructuring of TWE-A/N

The TWE-A/N cable television joint venture was formed by TWE and A/N in December 1995. A restructuring of the partnership was completed during 2002. As a result of this restructuring, cable systems and their related assets and liabilities serving approximately 2.1 million subscribers as of December 31, 2002 (which amount is not included in TWE-A/N’s 3.9 million subscribers, as of June 30, 2006, on an historical basis, that we consolidate)

located primarily in Florida (the “A/N Systems”), were transferred to a subsidiary of TWE-A/N (the “A/N Subsidiary”). As part of the restructuring, effective August 1, 2002, A/N’s interest in TWE-A/N was converted into an interest that tracks the economic performance of the A/N Systems, while the TW Partners retain the economic interests and associated liabilities in the remaining TWE-A/N cable systems. Also, in connection with the restructuring, we effectively acquired A/N’s interest in Road Runner. TWE-A/N’s financial results, other than the results of the A/N Systems, are consolidated with us. Road Runner continues to provide high-speed data services to the A/N Subsidiary.

Management and Operations of TWE-A/N

Management Powers and Services Agreement.  Subject to certain limited exceptions, a subsidiary of TWE is the managing partner, with exclusive management rights of TWE-A/N, other than with respect to the A/N Systems. Also, subject to certain limited exceptions, A/N has authority for the supervision of the day-to-day operations of the A/N Subsidiary and the A/N Systems. In connection with the 2002 restructuring, TWE entered into a services agreement with A/N and the A/N Subsidiary under which TWE agreed to exercise various management functions, including oversight of programming and various engineering-related matters. TWE and A/N also agreed to periodically discuss cooperation with respect to new product development.

Restrictions on Transfer

TW Partners.  Each TW Partner is generally permitted to directly or indirectly dispose of its entire partnership interest at any time to a wholly owned affiliate of TWE (in the case of transfers by TWE-A/N Holdco) or to TWE, Time Warner or a wholly owned affiliate of TWE or Time Warner (in the case of transfers by us). In addition, the TW Partners are also permitted to transfer their partnership interests through a pledge to secure a loan, or a liquidation of TWE in which Time Warner, or its affiliates, receives a majority of the interests of TWE-A/N held by the TW Partners. TWE-A/N Holdco is allowed to issue additional partnership interests in TWE-A/N Holdco so long as Time Warner continues to own, directly or indirectly, either 35% or 43.75% of the residual equity capital of TWE-A/N Holdco, depending on when the issuance occurs.

A/N Partner.  A/N is generally permitted to directly or indirectly transfer its entire partnership interest at any time to certain members of the Newhouse family or specified affiliates of A/N. A/N is also permitted to dispose of its partnership interest through a pledge to secure a loan and in connection with specified restructurings of A/N.

Restructuring Rights of the Partners

TWE-A/N Holdco and A/N each have the right to cause TWE-A/N to be restructured at any time. Upon a restructuring, TWE-A/N is required to distribute the A/N Subsidiary with all of the A/N Systems to A/N in complete redemption of A/N’s interests in TWE-A/N, and A/N is required to assume all liabilities of the A/N Subsidiary and the A/N Systems. As of the date of this prospectus, neither TWE-A/N Holdco nor A/N has delivered notice of the intent to cause a restructuring of TWE-A/N.

Rights of First Offer

TWE’s Regular Right of First Offer.  Subject to exceptions, A/N and its affiliates are obligated to grant TWE-A/N Holdco a right of first offer prior to any sale of assets of the A/N Systems to a third party.

TWE’s Special Right of First Offer.  Within a specified time period following the first, seventh, thirteenth and nineteenth anniversaries of the deaths of two specified members of the Newhouse family (those deaths have not yet occurred), A/N has the right to deliver notice to TWE-A/N Holdco stating that it wishes to transfer some or all of the assets of the A/N Systems, thereby granting TWE-A/N Holdco the right of first offer to purchase the specified assets. Following delivery of this notice, an appraiser will determine the value of the assets proposed to be transferred. Once the value of the assets has been determined, A/N has the right to terminate its offer to sell the specified assets. If A/N does not terminate its offer, TWE-A/N Holdco will have the right to purchase the specified assets at a price equal to the value of the specified assets determined by the appraiser. If TWE-A/N Holdco does not exercise its right to purchase the specified assets, A/N has the right to sell the specified assets to an unrelated third party within 180 days on substantially the same terms as were available to TWE.

MANAGEMENT

Our Directors and Executive Officers

The following table sets forth the name of each of our directors and executive officers, the office held by such director or officer and the age of such director or officer as of September 15, 2006. Unless otherwise noted, each of the executive officers named below assumed his or her position with us at the time of the TWE Restructuring, which took place in March 2003 and, prior to that time, each held the same position within the Time Warner Cable division of TWE.

Name	Age	Office

Glenn A. Britt	57	President and Chief Executive Officer, Class B Director
Carole Black	63	Class B Director
Thomas H. Castro	52	Class B Director
David C. Chang	65	Class A Director
James E. Copeland, Jr.	61	Class A Director
Peter R. Haje	72	Class B Director
Don Logan	62	Chairman of the Board, Class B Director
Michael Lynne	65	Class B Director
N.J. Nicholas, Jr.	67	Class B Director
Wayne H. Pace	60	Class B Director
Landel C. Hobbs	44	Chief Operating Officer
Michael L. LaJoie	51	Executive Vice President and Chief Technology Officer
Marc Lawrence-Apfelbaum	51	Executive Vice President, General Counsel and Secretary
Robert D. Marcus	41	Senior Executive Vice President
John K. Martin	39	Executive Vice President and Chief Financial Officer
Carl U.J. Rossetti	58	Executive Vice President, Corporate Development and President, Voice Services
Lynn M. Yaeger	57	Executive Vice President, Corporate Affairs

Set forth below are the principal positions held during at least the last five years by each of the directors and executive officers named above:

Mr. Britt	Glenn A. Britt has served as our President and Chief Executive Officer since February 15, 2006. Prior to that, he had served as our Chairman and Chief Executive Officer since the TWE Restructuring. Prior to the TWE Restructuring, Mr. Britt was the Chairman and Chief Executive Officer of the Time Warner Cable division of TWE from August 2001 and was President of the Time Warner Cable division of TWE from January 1999 to August 2001. Prior to assuming that position, he was Chief Executive Officer and President of Time Warner Cable Ventures, a unit of TWE, from January 1994 to January 1999. He was an Executive Vice President for certain of our predecessor entities from 1990 to January 1994. From 1972 to 1990, Mr. Britt held various positions at Time Warner and its predecessor Time Inc., including as Chief Financial Officer of Time Inc. Mr. Britt has served as a Class B director since the closing of the TWE Restructuring. Mr. Britt also serves as a director of Xerox Corporation.

Ms. Black	Carole Black served as the President and Chief Executive Officer of Lifetime Entertainment Services, a multi-media brand for women, including Lifetime Network, Lifetime Movie Network, Lifetime Real Women Network, Lifetime Online and Lifetime Home Entertainment, from March 1999 to March 2005. Prior to that, Ms. Black served as the President and General Manager of NBC4, Los Angeles, a commercial television station, from 1994 to 1999, and at various marketing-related positions at The Walt Disney Company, a media and entertainment company, from 1986 to 1993. Ms. Black has served as a Class B Director since the Adelphia Closing.

Mr. Castro	Thomas H. Castro, the co-founder of Border Media Partners LLC, a radio broadcasting company that primarily targets Hispanic listeners, has served as its President and Chief Executive Officer since 2002. Prior to that, Mr. Castro, an entrepreneur, owned and operated other radio stations and founded a company that exported oil field equipment to Mexico. He also served as the National Deputy Finance Chairman of the Kerry for President Campaign. Mr. Castro has served as a Class B Director since the Adelphia Closing.

Dr. Chang	David C. Chang has served as Chancellor of Polytechnic University in New York since July 2005, having served as its President from 1994. Prior to assuming that position, he was Dean of the College of Engineering and Applied Sciences at Arizona State University. Dr. Chang is also a director of AXT, Inc. and Fedders Corporation, has served as a Class A director since the closing of the TWE Restructuring and served as an independent director of ATC from 1986 to 1992.

Mr. Copeland, Jr	James E. Copeland, Jr. has served as a Global Scholar at the Robinson School of Business at Georgia State University since 2003. Prior to that, Mr. Copeland served as the Chief Executive Officer of Deloitte & Touche USA LLP, a public accounting firm, and Deloitte Touche Tohmatsu, its global parent, from 1999 to May 2003. Prior to that, Mr. Copeland served at various positions at Deloitte & Touche, and its predecessors from 1967. Mr. Copeland has served as a Class A director since the Adelphia Closing and is also a director of Coca-Cola Enterprises Inc., ConocoPhilips and Equifax, Inc.

Mr. Haje	Peter R. Haje has served as a legal and business consultant and private investor since he retired from service as an executive officer of Time Warner on January 1, 2000. Prior to that, he served as the Executive Vice President and General Counsel of Time Warner from October 1990, adding the title of Secretary in May 1993. He also served as the Executive Vice President and General Counsel of TWE from June 1992 until 1999. Prior to his service to Time Warner, Mr. Haje was a partner of the law firm of Paul, Weiss, Rifkind, Wharton & Garrison LLP for more than 20 years. Mr. Haje has served as a Class B director since the Adelphia Closing and is also a director of Courtside Acquisition Corp.

Mr. Logan	Don Logan was appointed Chairman of our Board of Directors on February 15, 2006. He served as Chairman of Time Warner’s Media & Communications Group from July 2002 until December 31, 2005. Prior to assuming that position, he was Chairman and Chief Executive Officer of Time Inc., Time Warner’s publishing subsidiary, from 1994 to July 2002 and was its President and Chief Operating Officer from 1992 to 1994. Prior to that, Mr. Logan held various executive positions with Southern Progress Corporation, which was acquired by Time Inc. in 1985. Mr. Logan has served as a Class B director since the closing of the TWE Restructuring.

Mr. Lynne	Michael Lynne has served as the Co-Chairman and Co-Chief Executive Officer of New Line Cinema Corporation, a producer, marketer and distributor of theatrical motion pictures and a subsidiary of Time Warner, since 2001. Prior to that, he served as its President and Chief Operating Officer from 1990 and as Counsel to New Line Cinema for a decade prior to that. Mr. Lynne has served as a Class B director since the Adelphia Closing.

Mr. Nicholas	N.J. Nicholas, Jr. is an investor. From 1964 until 1992, Mr. Nicholas held various positions at Time Inc. and Time Warner. He was named president of Time Inc. in 1986 and served as co-chief executive officer of Time Warner from 1990 to 1992. Mr. Nicholas is also a director of Boston Scientific Corporation and Xerox Corporation and has served as a Class B director since the closing of the TWE Restructuring.

Mr. Pace	Wayne H. Pace has served as Executive Vice President and Chief Financial Officer of Time Warner since November 2001, and served as Executive Vice President and Chief Financial Officer of TWE from November 2001 until October 2004. He was Vice Chairman and Chief Financial and Administrative Officer of TBS from March 2001 to November 2001 and held various other executive positions at TBS, including Chief Financial Officer, from 1993 to 2001. Prior to that Mr. Pace was an audit partner with Price Waterhouse, now PricewaterhouseCoopers LLP, an international accounting firm. Mr. Pace has served as a Class B director since the closing of the TWE Restructuring.

Mr. Hobbs	Landel C. Hobbs has served as our Chief Operating Officer since August 2005. Prior to that, he served as our Executive Vice President and Chief Financial Officer since the TWE Restructuring and in the same capacity for the Time Warner cable division of TWE from October 2001. Prior to that, he was Vice President, Financial Analysis and Operations Support for Time Warner from September 2000 to October 2001. Beginning in 1993, Mr. Hobbs was employed by TBS (a subsidiary of Time Warner since 1996), including as Senior Vice President and Chief Accounting Officer from 1996 until September 2000.

Mr. LaJoie	Michael L. LaJoie has served as our Executive Vice President and Chief Technology Officer since January 2004. Prior to that, he served as Executive Vice President of Advanced Technology from the TWE Restructuring and in the same capacity for the Time Warner Cable division of TWE from August 2002 until the TWE Restructuring. Mr. LaJoie served as Vice President of Corporate Development of the Time Warner Cable division of TWE from 1998.

Mr. Lawrence-Apfelbaum	Marc Lawrence-Apfelbaum has served as Executive Vice President, General Counsel and Secretary since January 2003. Prior to that, he served as Senior Vice President, General Counsel and Secretary of the Time Warner Cable division of TWE from 1996 and other positions in the law department prior to that.

Mr. Marcus	Robert D. Marcus has served as our Senior Executive Vice President since August 2005, joining us from Time Warner where he had served as Senior Vice President, Mergers and Acquisitions since 2002.

Mr. Marcus joined Time Warner in 1998 as Vice President of Mergers and Acquisitions.

Mr. Martin	John K. Martin has served as our Executive Vice President and Chief Financial Officer since August 2005, joining us from Time Warner where he had served as Senior Vice President of Investor Relations from May 2004 and Vice President from March 2002 to May 2004. Prior to that, Mr. Martin was Director in the Equity Research group of ABN AMRO Securities LLC from 2000 to 2002, and Vice President of Investor Relations at Time Warner from 1999 to 2000. Mr. Martin first joined Time Warner in 1993 as a Manager of SEC financial reporting.

Mr. Rossetti	Carl U.J. Rossetti has served as our Executive Vice President, Corporate Development since August 2002. Mr. Rossetti has also served as President, Time Warner Cable Voice Services since January 2004. Previously, Mr. Rossetti served as an Executive Vice President of the Time Warner Cable division of TWE from 1998 and in various other positions since 1976.

Ms. Yaeger	Lynn M. Yaeger has served as our Executive Vice President of Corporate Affairs since January 2003. Prior to assuming that position, she served as Senior Vice President of Corporate Affairs for our various predecessors beginning in 1988.

Currently, our board of directors consists of ten members, five of whom are independent as required pursuant to our by-laws. See “—Corporate Governance” below. Our board has identified Ms. Black and Messrs. Castro, Chang, Copeland and Nicholas as independent directors.

Terms of Executive Officers and Directors

Each director serves for a term of one year. Directors hold office until the annual meeting of stockholders and until their successors have been duly elected and qualified. Our executive officers are appointed by the board of directors and serve at the discretion of the board.

Corporate Governance

Controlled Company

We intend to list the shares offered in this offering on the NYSE. For purposes of the NYSE rules, we expect to be a “controlled company.” “Controlled companies” under those rules are companies of which more than 50 percent of the voting power is held by an individual, a group or another company. A subsidiary of Time Warner currently holds approximately 84.0% of our common stock and 90.6% of the voting power and Time Warner is able to elect our entire board of directors. Accordingly, we are eligible to, and we intend to, take advantage of certain exemptions from NYSE governance requirements provided in the NYSE rules. Specifically, as a controlled company under NYSE rules, we are not required to have (1) a majority of independent directors, (2) a nominating/governance committee composed entirely of independent directors or (3) a compensation committee composed entirely of independent directors.

Board of Directors

Holders of our Class A common stock vote, as a separate class, with respect to the election of our Class A directors, and holders of our Class B common stock vote, as a separate class, with respect to the election of our Class B directors. Under our restated certificate of incorporation, the Class A directors must represent not less than one-sixth and not more than one-fifth of our directors, and the Class B directors must represent not less than four-fifths of our directors. As a result of its shareholdings, Time Warner has the ability to cause the election of all Class A directors and Class B directors, subject to certain restrictions on the identity of these directors discussed below.

Under the terms of our amended and restated certificate of incorporation at least 50% of our board of directors must be independent directors. As a condition to the consummation of the Adelphia Acquisition, we agreed not to amend this charter provision prior to August 1, 2009 (three years following the Adelphia Closing) without, among other things, the consent of the holders of a majority of the shares of Class A common stock other than Time Warner and its affiliates.

Board Committees

Our board of directors has three principal standing committees, an audit committee, a compensation committee and a nominating and governance committee.

Audit Committee.  The members of the audit committee are currently James Copeland, Jr., who serves as the Chair, David Chang and N.J. Nicholas, Jr. Among other things, the audit committee complies with all NYSE and legal requirements and consists entirely of independent directors. The audit committee:

•	has the authority over the engagement of, the approval of services provided by, and the independence of, our auditors;

•	reviews our financial statements and the results of each external audit;

•	reviews other matters with respect to our accounting, auditing and financial reporting practices and procedures as it may find appropriate or may be brought to its attention; and

•	oversees our compliance program.

Our board has determined that each member of our audit committee qualifies as an audit committee financial expert under the rules of the SEC implementing section 407 of the Sarbanes-Oxley Act and meets the independence and experience requirements of the NYSE and the federal securities laws.

Compensation Committee.  The members of our compensation committee are Michael Lynne, who serves as the Chair, Glenn Britt, Carole Black, Thomas Castro and Don Logan. The compensation committee has oversight over the corporation’s overall compensation structure and benefit plans. The compensation committee has a sub-committee consisting of two independent directors, Carole Black and Thomas Castro, to which it may delegate executive compensation matters. This sub-committee:

•	reviews and approves corporate goals and objectives relevant to the compensation of our CEO and each of our officers with the title of executive vice president or higher, the chief executive officers of each of our principal wholly-owned subsidiaries and each of our other employees whose total compensation has a value of $2 million or more (the “Senior Executives”);

•	evaluates the performance of our CEO and the Senior Executives; and

•	sets the compensation level of our CEO and the Senior Executives.

Nominating and Governance Committee.  The members of our nominating and governance committee are N.J. Nicholas, Jr., who serves as the Chair, Peter Haje, David Chang, Don Logan and Wayne Pace. The nominating and governance committee is responsible for assisting the board in relation to:

•	corporate governance and related regulatory matters;

•	director nominations;

•	committee structure and appointments;

•	CEO performance evaluations and succession planning;

•	board performance evaluations;

•	director compensation; and

•	stockholder proposals and communications.

Compensation of Directors

Directors are reimbursed for out-of-pocket expenses incurred in connection with attending meetings of the board and its committees.

We compensate directors who are not active employees of ours or of Time Warner or its affiliates (“non-employee directors”) with a combination of equity and cash that we believe ranks with the compensation at approximately the median of similarly sized public entities. Each non-employee director is entitled to receive a total annual director compensation package consisting of (i) a cash retainer of $85,000 and (ii) an equity award of full value stock units valued at $95,000 representing our contingent obligation to deliver the designated number of shares of Class A common stock upon completion of the vesting period.

An additional annual cash retainer of $20,000 is paid to the chair of the audit committee and $10,000 to each other member of the audit committee. No additional compensation is paid for attendance at meetings of the board of directors or a board committee.

In general, for directors who join the board less than six months prior to our next annual meeting of stockholders, the policy will be to increase the stock grant on a pro-rated basis and to provide a pro-rated cash retainer consistent with the compensation package described above, subject to limitations that may exist under the applicable equity plan.

Code of Ethics

We have adopted a Code of Ethics for our Chief Executive Officer and senior financial officers. Amendments to this Code of Ethics or any grant of a waiver from a provision of this Code of Ethics requiring disclosure under applicable SEC rules will be disclosed on our website. We have also adopted a code of business conduct and ethics for our employees that conforms to the requirements of the NYSE listing rules.

Copies of our audit, compensation and nominating and governance committee charters, our Code of Ethics for our senior executives and senior financial officers and our code of business conduct and ethics will be available on our website, at www.timewarnercable.com, upon the completion of this offering. The information on our website is not part of this prospectus.

Executive Compensation

Executive Compensation Summary Table

The following table presents information concerning total compensation for 2005 paid to our Chief Executive Officer and each of the four most highly compensated executive officers as well as our Chief Financial Officer who served in such capacities on December 31, 2005 and two former executive officers (collectively, the “Named Executive Officers”).

					Long-Term Compensation
		Annual Compensation			Time Warner	Time Warner
				Other Annual	Restricted Stock	Stock	All Other
Name and Principal Position	Year	Salary	Bonus(1)	Compensation(2)	Awards(3)	Options(4)	Compensation(5)

Current
Glenn A. Britt	2005	$1,000,000	$4,300,000	$64,387	—	235,000	$9,334
President and Chief Executive Officer(6)
Landel C. Hobbs	2005	$635,100	$1,382,235	$103,788	$378,000	96,000	$9,334
Chief Operating Officer(7)
Michael L. LaJoie	2005	$400,600	$450,675	—	—	54,000	$9,334
Executive Vice President and Chief Technology Officer
Marc Lawrence-Apfelbaum	2005	$475,200	$534,600	—	—	48,000	$9,334
Executive Vice President, General Counsel and Secretary
Carl U.J. Rossetti	2005	$436,894	$491,506	—	—	51,000	$9,334
Executive Vice President, Corporate Development
Former(8)
Thomas G. Baxter	2005	$600,000	$1,400,000	—	—	—	$—
President
John K. Billock	2005	$900,000	$2,152,000	$78,738	—	—	$1,526,000
Vice Chairman and Chief Operating Officer

(1)	Bonus amounts represent amounts earned in 2005 and paid in 2006.

(2)	Consistent with SEC rules, disclosure is omitted where total “Other Annual Compensation” aggregates to less than $50,000. The amounts of personal benefits shown in this column for 2005 that represent more than 25% of the applicable executive’s total Other Annual Compensation include: (a) for Mr. Britt, an automobile allowance of $24,000 and $32,900 for life insurance coverage, (b) for Mr. Hobbs, $75,958 for relocation payments pursuant to our relocation policy, including payments related to the tax obligation on a portion of these payments and (c) for Mr. Billock, financial services of $30,000, an automobile allowance of $24,000 and $24,738 for life insurance coverage.

(3)	The amount set forth in the restricted stock award column represents the grant-date value of Mr. Hobbs’ award of restricted stock units (based on a price of $18.90 per share of Time Warner Common Stock) that represent a contingent right to receive the designated number of shares of Time Warner common stock, par value $.01 per share (“Time Warner Common Stock”) upon completion of the vesting period. This award vests equally on each of the third and fourth anniversaries of the date of grant, assuming continued employment. On December 31, 2005, based on the closing price of Time Warner Common Stock on the NYSE ($17.44 per share), the number of shares of restricted Time Warner Common Stock (“Time Warner Restricted Common Stock”) and restricted stock units held by each of the Named Executive Officers and the net value of such shares and units were: Mr. Britt—121,637 shares valued at $2,120,133; Mr. Hobbs—45,814 shares and units valued at $798,738; Mr. LaJoie—13,276 shares valued at $231,401; Mr. Lawrence-Apfelbaum—13,276 shares valued at $231,401; and each of Messrs. Baxter and Billock—33,189 shares valued at $578,484. 51,637 of the shares of Time Warner Restricted Stock held by Mr. Britt, and all of the shares of Time Warner Restricted Stock held by Messrs. Lawrence-Apfelbaum and LaJoie were awarded in 2003 and provide that a portion of the award vests on each of the second, third and fourth anniversaries of the date of grant, assuming continued employment. Each of the Named Executive Officers has a right to receive dividends, if paid, and vote with respect to these shares of Time Warner Restricted Stock. Mr. Hobbs is entitled to receive dividend equivalent payments with respect to his unvested restricted stock units to the extent that dividends are paid on Time Warner Common Stock, but has no voting rights. Pursuant to the terms of the related award agreements, a pro-rata portion of the Time Warner Restricted Stock and/or restricted stock units awarded to the individual will generally vest in the event of a termination of the executive’s employment either without cause or due to the employer’s material breach.

(4)	These options are exercisable for Time Warner Common Stock. None of these stock options was awarded with tandem stock appreciation rights.

(5)	The amounts shown in this column include the following:

(a) Pursuant to our savings plan, a defined contribution plan available generally to our employees, for the 2005 plan year, each of the Named Executive Officers, except Mr. Baxter, deferred a portion of his annual compensation and we contributed $9,334 as a matching contribution on the amount deferred by the executive (“Matching Contribution”). Employees, including the Named Executive Officers who participate in our savings plan may elect to invest Matching Contributions in any of the savings plan’s investment funds, including a Time Warner Common Stock fund.

(b) We maintain a program of life and disability insurance generally available to all employees on the same basis. This group term life insurance coverage was reduced to $50,000 for each of Messrs. Britt, Hobbs, Lawrence-Apfelbaum and Billock, who were given a cash payment to cover the cost of replacing such reduced coverage under a voluntary group program available to employees generally. Each of Messrs. LaJoie and Rossetti elected not to receive a cash payment for life insurance over $50,000 and instead receives term life insurance and is taxed on the imputed income. Such payments are included in the “Other Annual Compensation” column. For a description of life insurance coverage for certain executive officers provided pursuant to the terms of their employment agreements, see “—Employment Arrangements” below.

(6)	On February 15, 2006, Mr. Britt added the title of President and ceased serving as Chairman.

(7)	During 2005, we restructured our management and on August 1, 2005, we announced that Mr. Hobbs had been promoted to Chief Operating Officer and that John K. Martin had been appointed Executive Vice President and Chief Financial Officer. See “—Management Restructuring.”

(8)	As part of our 2005 management restructuring, Thomas G. Baxter, our former President, ended his employment effective as of March 31, 2005, and John K. Billock, our former Vice Chairman and Chief Operating Officer, ended his employment effective as of June 30, 2005. See “—Management Restructuring.”

Stock Option Grants During 2005

The following table sets forth certain information with respect to employee options to purchase shares of Time Warner Common Stock awarded during 2005 by Time Warner to the Named Executive Officers. All such options were nonqualified options. No stock appreciation rights, alone or in tandem with such stock options, were awarded in 2005.

	Individual Grants(1)
	Number of	Percent of
	Securities	Total Options
	Underlying	Granted to	Exercise or		Grant Date
	Options	Employees in	Base Price	Expiration	Present
Name	Granted	2005(2)	($/sh)	Date	Value(3)

Current
Glenn A. Britt	235,000	0.4%	$17.97	2/17/15	$1,205,844
Landel C. Hobbs	96,000	0.2%	$17.97	2/17/15	$492,600
Michael L. LaJoie	54,000	0.1%	$17.97	2/17/15	$277,088
Marc Lawrence-Apfelbaum	48,000	0.1%	$17.97	2/17/15	$246,300
Carl U.J. Rossetti	51,000	0.1%	$17.97	2/17/15	$261,694
Former
Thomas G. Baxter	—	—	—	—	—
John K. Billock	—	—	—	—	—

(1)	The terms of these options are governed by the plans and the recipient’s option agreement. The option exercise price is the fair market value of the Time Warner Common Stock on the date of grant. The options shown in the table become exercisable in installments of 25% on the first four anniversaries of the date of grant, subject to acceleration upon the occurrence of certain events (the offering is not such an event). Payment of the exercise price of an option may be made in cash and/or full shares of Time Warner Common Stock already owned by the holder of the option. The payment of withholding taxes due upon exercise of an option may generally be made in cash and/or full shares of Time Warner Common Stock.

(2)	Represents the percentage of all options awarded by Time Warner to employees of Time Warner and its subsidiaries.

(3)	These amounts represent the estimated present value of stock options at the respective date of grant, calculated using the Black-Scholes option pricing model, based upon the following assumptions used in developing the grant valuations: an expected volatility of 24.4% based primarily on traded Time Warner options; a dividend yield of 0%; an expected term to exercise of 4.79 years after the date of grant; and a risk-free rate of return of 3.90%. The actual value of the options, if any, realized by an officer will depend on the extent to which the market value of the Time Warner Common Stock exceeds the exercise price of the option on the date the option is exercised. Consequently, there is no assurance that the value realized by an officer will be at or near the value estimated above. These amounts should not be used to predict stock performance.

Option Exercises and Values in 2005

The following table sets forth as to each of the Named Executive Officers information on option exercises during 2005 and the status of his options on December 31, 2005: (1) the number of shares of Time Warner Common Stock underlying options exercised during 2005; (2) the aggregate dollar value realized upon exercise of such options; (3) the total number of shares of Time Warner Common Stock underlying exercisable and non-exercisable stock options held on December 31, 2005; and (4) the aggregate dollar value of in-the-money exercisable and non-exercisable stock options on December 31, 2005. The number of shares covered and the option exercise prices have been adjusted to reflect the exchange ratios of common stock of AOL and Historic TW (prior to the AOL Merger) for Time Warner Common Stock on the date of the AOL Merger and Time Warner’s assumption on the date of the AOL Merger of the option plans and agreements under which the options were awarded.

Aggregate Option Exercises During 2005
and
Option Values on December 31, 2005
	Number of
	Shares		Number of Shares		Dollar Value of Unexercised
	Underlying	Dollar Value	Underlying Unexercised		In-the-Money
	Options	Realized on	Options on 12/31/05		Options on 12/31/05(1)
Name	Exercised	Exercise	Exercisable	Non-Exercisable	Exercisable	Non-Exercisable

Current
Glenn A. Britt	67,505	$273,266	1,611,062	551,250	$1,144,911	$899,200
Landel C. Hobbs	18,750	90,758	657,250	269,750	442,100	454,100
Michael L. LaJoie	15,750	$122,378	115,524	158,000	29,300	259,980
Marc Lawrence-Apfelbaum(2)	11,400	59,109	281,406	154,500	324,500	233,880
Carl U.J. Rossetti	12,525	58,868	481,594	192,250	406,708	365,600
Former
Thomas G. Baxter	—	—	587,500	—	1,150,200	—
John K. Billock	—	—	1,673,830	213,750	848,220	582,300

(1)	Calculated using the fair market value of $17.44 per share of Time Warner Common Stock on December 31, 2005 minus the option exercise price.

(2)	Excludes options to purchase Time Warner Common Stock awarded to Mr. Lawrence-Apfelbaum’s spouse, who was employed by a subsidiary of Time Warner.

The option exercise price of all the options held by the Named Executive Officers is the fair market value of Time Warner Common Stock on the date of grant. The options held by the Named Executive Officers remain exercisable for three months to five years in the event their employment is terminated without cause or as a result of our breach of an employment agreement. Otherwise, options may generally be exercised for one to three years after death or total disability (depending on their date of grant) and some options may be exercised for five years after retirement. All options terminate either immediately or one month after the holder’s employment is terminated for cause. The terms of the options shown in the chart are ten years.

Long-Term Incentive Plan Awards

The following table set forth certain information concerning awards under our Long-Term Incentive Plan (“LTIP”) during 2005 to each of the Named Executive Officers.

		Hypothetical Estimated Future Payouts Under
		Non-Stock Price-Based Plans (Cash)(1)
	Performance	Below
	Period Until	Threshold	Threshold		Hypothetical
Name	Payout	Value	Value	Target Value(2)	Maximum Value

Current
Glenn A. Britt	3 years	—	$732,417	$1,464,833	$2,929,667
Landel C. Hobbs	3 years	—	299,200	598,400	1,196,800
Michael L. LaJoie	3 years	—	168,300	336,600	673,200
Marc Lawrence-Apfelbaum	3 years	—	149,600	299,200	598,400
Carl U.J. Rossetti	3 years	—	158,950	317,900	635,800
Former
Thomas G. Baxter	—		—	—	—
John K. Billock	—		—	—	—

(1)	The LTIP, which was implemented for 2005, establishes potential future cash payouts based on three-year performance cycles.

(2)	Actual awards can range from 50% to 200% of target—based on actual performance, although no payout will be made for performance below the established minimum threshold for the plan. The target payout is 100% of the pre-established cash value.

The LTIP was established in 2005 to add a long-term cash component to our long-term equity-based incentive awards. The LTIP complements our annual cash bonus awards and Time Warner Common Stock-based awards made by Time Warner. The executives eligible to receive awards under the LTIP, including the Named Executive Officers, have a portion of their targeted long-term compensation allocated to a potential cash payment under the LTIP.

Generally, each performance period is three years with potential awards designated annually. Payout levels under the LTIP for the three-year period starting with 2005 are based on our three-year cumulative Operating Income before Depreciation and Amortization, as defined in the LTIP, compared to pre-established target levels. The award periods will overlap, and a payment under the LTIP could potentially be earned every year, but no more than one performance period will end in any given year. At the end of each performance period, payments are determined based on the achievement of the pre-established performance objectives and can range from 50% to 200% of target—based on actual performance, although no payout will be made for performance below the established minimum threshold. Results will be interpolated based on the percentage of the target achieved. Typically, payouts, if any, under the LTIP will be made during the first quarter of each year following the completion of a three-year performance period. In the event of a participant’s death, disability, retirement or job elimination, the participant (or the estate) receives a prorated payment at the end of the applicable three-year performance period. In the event of a change of control, participants will receive pro-rated payments based on the greater of the LTIP target or our actual financial performance from all completed years of the plan plus 5% growth for uncompleted years.

Compensation Committee Interlocks and Insider Participation

During 2005, our entire board of directors served as the compensation committee and participated in deliberations concerning the compensation of our executive officers. Mr. Glenn A. Britt, who serves as a Class B director, was also Chairman and Chief Executive Officer throughout the last completed fiscal year and has served as our President and Chief Executive Officer since February 15, 2006. From 1995 to July 2002, Mr. Jeffrey L. Bewkes, a former Class B director, served as Chief Executive Officer of Home Box Office, then a division of TWE. Mr. Wayne H. Pace, a Class B director, served as Executive Vice President and Chief Financial Officer of TWE from November 2001 to October 2004.

Employment Arrangements

On account of the historic structure of the cable business and for continued administrative convenience, TWE has been and is generally expected to remain the employer of most of our executives and corporate employees, and to continue to provide directly or indirectly payroll and other administrative services to us. Unless otherwise noted, TWE has entered into employment agreements with each of the Named Executive Officers. These executive officers are officers of both us and TWE.

Glenn A. Britt

We entered into an employment agreement with Mr. Britt, effective as of August 1, 2006, that provides that Mr. Britt will serve as our Chief Executive Officer through December 31, 2009. Mr. Britt’s agreement is automatically extended for consecutive one-month periods, unless terminated by either party upon 60 days’ notice, and terminates automatically on the date Mr. Britt becomes eligible for normal retirement at age 65. The agreement provides Mr. Britt with a minimum annual base salary of $1 million and an annual discretionary target bonus of $5 million, which will vary subject to Mr. Britt’s and our performance from a minimum of $0 up to a maximum of $6,675,000. In addition, the agreement provides that, beginning in 2007, for each year of the agreement, we will provide Mr. Britt with long-term incentive compensation with a target value of approximately $6,000,000 (based on a valuation method established by us), which may be in the form of stock options, restricted stock units or other equity-based awards, cash or other components as may be determined by the board of directors at its sole discretion.

Mr. Britt participates in the benefit plans and programs available to our other senior executive officers, including $50,000 of group life insurance. Mr. Britt also receives an annual payment equal to two times the premium cost of $4 million of life insurance as determined under a group universal life insurance program. Mr. Britt also has a deferred compensation account, which is maintained in a grantor trust. See “—Arrangements with Time Warner—Deferred Compensation.”

In the event that the pension benefits Mr. Britt receives upon retirement are not as generous as the pension benefits Mr. Britt would have received if he had participated in the defined benefit pension plans offered by Time Warner instead of ours, then we will provide Mr. Britt with the financial equivalent of the more generous benefits.

Mr. Britt is entitled to severance payments if we materially breach his employment agreement (including if we fail to cause a successor to assume our obligations under the agreement, or fail to offer him the CEO position after a merger, sale, joint venture or other combination of assets with another entity) and fail to cure the breach within 15 days, if the breach is curable, or if we terminate his employment without cause, as defined in his employment agreement, as follows:

•	any earned but unpaid base salary and a pro-rata portion of his average annual bonus, as measured by taking the average of his two largest annual bonuses paid in the prior five years, through the date of termination, except that if Mr. Britt has not been paid any full-year annual bonus under the agreement, then he is entitled to be paid the target amount of his annual bonus, or if he has been paid only one full-year annual bonus under the agreement, he will be paid the average of such full-year annual bonus and the target amount of his annual bonus;

•	any accrued but unpaid long-term compensation; and

•	until the “Term Date” under the agreement, which is the later of December 31, 2009 or 24 months following the date of termination without cause, he shall receive his base salary, his average annual bonus and the continuation of his benefits.

Mr. Britt will also be entitled to use office space, secretarial services and other office facilities for up to twelve months following his termination without cause or due to our breach of his agreement. In the event Mr. Britt accepts other full time employment (other than with a non-profit organization or government entity), as specified in his employment agreement, until his Term Date, he is obligated to pay us any payments of salary and bonus paid to him by a new employer in excess of any standard severance to which he would be entitled from us. If Mr. Britt is terminated without cause or due to our material breach of his agreement as described above, if we cease to be a consolidated subsidiary of Time Warner or if Time Warner disposes of all or substantially all of our assets, all of Mr. Britt’s stock options granted on or after January 10, 2000, that would have vested on or before the Term Date will vest immediately and remain exercisable for three years following the date Mr. Britt leaves our payroll or the date we cease to be a consolidated subsidiary of Time Warner or the date Time Warner disposes of all or substantially all of our assets, as applicable, but not beyond the original term of these options. In addition, if Mr. Britt forfeits any restricted stock grants because of a termination without cause or because we cease to be a consolidated subsidiary of Time Warner or because Time Warner disposes of all or substantially all of our assets, he will receive a cash payment equal to the value of any forfeited restricted stock based on the fair market value of the stock as of the date of a termination or the close of such a transaction in which we cease to be a consolidated subsidiary of Time Warner or the disposition of all or substantially all of our assets. Under Mr. Britt’s agreement, if Mr. Britt is terminated for cause (as defined in his agreement), we will have no further obligations to him other than (i) to pay his base salary through the effective date of termination, (ii) to pay any bonus for any year prior to the year in which such termination occurs that has been determined but not yet paid as of the date of such termination, and (iii) to satisfy any rights Mr. Britt has pursuant to any insurance or other benefit plans or arrangements.

If Mr. Britt becomes disabled and has not resumed his duties after six consecutive months, or the aggregate of six months in any 12-month period, he will receive a pro-rata portion of his average annual bonus for the year in which the disability occurs. In addition, through the later of the Term Date or 12 months following the date the disability occurs, he will be paid disability benefits equal to 75% of his annual base salary and average annual bonus.

Mr. Britt has a separate agreement with Time Warner that provides that Time Warner will ensure he receives the equivalent of the benefits he would have received under Time Warner’s retiree medical program if he had retired from Time Warner on the same terms and conditions as senior corporate executives of Time Warner upon retirement, provided that he retires pursuant to his employment agreement.

Landel C. Hobbs

TWE entered into an employment agreement with Mr. Hobbs, effective as of August 1, 2005, which provides that Mr. Hobbs will serve as our Chief Operating Officer through July 31, 2008. Mr. Hobbs’ agreement is automatically extended for consecutive one-month periods, unless terminated upon 60 days’ notice. The agreement provides for a minimum annual base salary of $700,000, an annual discretionary target bonus of 175% of his base salary, subject to Mr. Hobbs’ and TWE’s performance, eligibility for annual grants of stock options, our long-term incentive plan and participation in our benefit plans and programs, including life insurance.

Mr. Hobbs is entitled to severance payments if TWE materially breaches his employment agreement (including if we fail to cause a successor to assume its obligations under the agreement) and TWE does not cure the breach within 15 days, if the breach is curable, or if TWE terminates his employment without cause, as defined in his employment agreement, as follows:

•	any earned but unpaid base salary, a pro-rata portion of his average annual bonus, as measured by taking the average of his two largest annual bonuses paid in the prior five years, through the date of termination; and

•	until his “Term Date,” under the agreement which is the later of July 31, 2008 or 24 months after his termination without cause, his base salary, his average annual bonus and the continuation of his benefits unless he accepts other full-time employment or gives notice to TWE of the termination of his employee status, in which case he will receive the present value of his base salary and average annual bonus in a lump sum.

Mr. Hobbs will also be entitled to use office space, secretarial services and other office facilities for up to six months following his termination without cause or due to TWE’s material breach of the agreement. All of Mr. Hobbs’ Time Warner stock options that would have vested on or before the end of his severance period will vest on his termination date and remain exercisable for three years following the date Mr. Hobbs leaves TWE’s payroll, but not beyond the original term of these options.

TWE’s obligations to Mr. Hobbs in the event of his termination for cause (as defined in the agreement) are the same as our obligations to Mr. Britt.

If Mr. Hobbs becomes disabled and has not resumed his usual duties after six consecutive months or the aggregate of six months in any 12-month period, he is entitled to receive a pro-rata portion of his bonus for the year in which the disability occurs and, until the later of July 31, 2008 or the twelve months following the commencement of his disability benefit, he will be paid disability benefits equal to 75% of his annual base salary and average annual bonus.

Michael L. LaJoie

TWE entered into an employment agreement with Mr. LaJoie, which we renewed and amended, effective as of January 1, 2006, which provides that Mr. LaJoie will serve as our Executive Vice President and Chief Technology Officer through December 31, 2008. The agreement provides for a minimum annual base salary of $420,600 and an annual discretionary target bonus of 80% of his base salary, subject to Mr. LaJoie’s and our performance, and participation in our benefit plans.

Mr. LaJoie may terminate his employment if we materially breach his agreement or upon 90 days’ notice. If TWE terminates Mr. LaJoie’s employment without cause, as defined in his employment agreement or if we fail to renew his agreement or if Mr. LaJoie terminates his employment due to our material breach of his agreement, he will receive all benefits due under any of our benefit plans and he may elect to either:

•	receive a lump sum amount equivalent to 30 months of his annual base salary plus the greater of (i) the average of his two most recent annual bonuses, multiplied by 2.5 or (ii) his then applicable annual target bonus, multiplied by 2.5; or

•	be placed on a leave of absence as an inactive employee for up to 30 months during which he will continue to receive his annual base salary and annual bonuses equal to the greater of the average of (i) his two most recent annual bonuses and (ii) his then applicable annual target bonus.

If Mr. LaJoie elects to be put on leave and later accepts other employment, as specified in his employment agreement, he will generally receive the remainder of his severance in a lump sum payment.

Mr. LaJoie will also be entitled to use outplacement services, including office space, for up to one year following his termination of employment without cause or due to our material breach of the agreement.

TWE’s obligations to Mr. LaJoie in the event of his termination for cause (as defined in the agreement) are the same as our obligations to Mr. Britt.

Because Mr. LaJoie has worked for TWE at the senior executive level for more than five years, if he is employed by us when he is 55 years of age, he may elect a retirement option under his employment agreement. The retirement option would require Mr. LaJoie to remain actively employed by TWE for a transition period of six months to one year following this election, during which he will continue to receive his current annual salary and bonus. Following the transition period, Mr. LaJoie would become an advisor to TWE for three years during which he will be paid his annual base salary and he will also receive his full bonus for the first year, a 50% bonus for the second year and no bonus for the third year. Mr. LaJoie would continue vesting in any outstanding stock options and long-term cash incentives during this period, continue participation in health and life insurance benefit plans and receive reimbursement for financial and estate planning expenses and $10,000 for office space expenses. If Mr. LaJoie accepts other specified employment during the advisory period, he will receive the balance of his salary and bonus in a lump sum payment.

If Mr. LaJoie becomes disabled and cannot perform his duties for 26 consecutive weeks, his employment may be terminated and he will receive an amount equal to 2.5 times his annual base salary and the greater of the average of his two most recent annual bonuses or his then applicable annual target bonus amount. If he dies prior to the termination of his employment agreement, his estate or beneficiaries will receive life insurance payments equal to 30 months of his annual salary and his average annual bonus multiplied by 2.5, or his then applicable target bonus multiplied by 2.5 (as described above).

Marc Lawrence-Apfelbaum

TWE entered into an employment agreement with Mr. Lawrence-Apfelbaum, effective as of June 1, 2000, which provides that Mr. Lawrence-Apfelbaum will serve as our Executive Vice President, General Counsel and

Secretary for a term of three years. As of January 1 of each year, TWE may renew the term of Mr. Lawrence-Apfelbaum’s employment agreement for a term of three years from that date. If TWE chooses not to renew the term, Mr. Lawrence-Apfelbaum will be deemed to have been terminated without cause and Mr. Lawrence-Apfelbaum will be entitled to the severance benefits described below. If Mr. Lawrence-Apfelbaum does not elect to renew the term, he will be treated as having delivered a 90-day notice of termination, following which he has the right to all earned but unpaid salary owed to him and benefits owed to him but not a pro-rata portion of his bonus. Currently, his employment agreement has been extended through December 31, 2008. The agreement provides for a minimum annual base salary and an annual discretionary target bonus stated as a percentage of his base salary, subject to his and TWE’s performance, and participation in our benefit plans, including life insurance. During 2005, Mr. Lawrence-Apfelbaum had a base salary of $475,200 and a discretionary target bonus of 75% of his base salary. His annual salary for 2006 is $494,200.

If TWE terminates Mr. Lawrence-Apfelbaum’s employment without cause, as defined in his employment agreement, he will receive all benefits due under any of TWE’s benefit plans and he may elect to either:

•	receive three times his annual base salary plus the greater of (i) the average of his two most recent annual bonuses or (ii) his then applicable annual target bonus in a lump sum; or

•	be placed on a leave of absence as an inactive employee for up to three years during which he will continue to receive his annual base salary and annual bonuses equal to the greater of (i) the average of his two most recent annual bonuses and (ii) his then applicable annual target bonus.

If Mr. Lawrence-Apfelbaum elects to be put on leave and later accepts other employment, as specified in his employment agreement, he will generally receive the remainder of his severance in a lump sum payment. If, however, Mr. Lawrence-Apfelbaum accepts other specified employment during the first year of his leave, he will receive the remainder of his severance in two payments as follows:

•	75% of the remaining severance will be paid at the time the other employment commences; and

•	the remaining 25% will be paid one year later.

Mr. Lawrence-Apfelbaum will also be entitled to use office space, secretarial services and other office facilities for up to one year following his termination of employment and up to $10,000 in financial and tax counseling services.

Under Mr. Lawrence-Apfelbaum’s agreement, if he is terminated for cause (as defined in the agreement), he will be entitled to receive (i) any earned and unpaid annual salary accrued through the date of such termination, and (ii) any benefits which may be due to him under the provisions of any employee benefit plan or incentive plan.

If Mr. Lawrence-Apfelbaum becomes disabled during his employment term and cannot perform his duties for 26 consecutive weeks, his employment may be terminated, and he will receive an amount equal to three times his annual base salary and his then applicable target bonus amount. If, within three years following a “change in control” (as defined in the employment agreement) of Time Warner, TWE (a) changes specified terms of Mr. Lawrence-Apfelbaum’s employment including a significant change in work location, a reduction in duties, cash compensation of more than 10% below the highest aggregate cash compensation paid to him with respect to any preceding calendar year or a reduction in aggregate benefits under the benefit plans and incentive plans in any calendar year more than 10% of the highest value granted, (b) materially breaches the employment agreement, or (c) terminates his employment without cause, then Mr. Lawrence-Apfelbaum will have the right to receive:

•	a lump sum payment of three times his annual base salary plus the greater of the average of his two most recent annual bonuses or his then applicable annual target bonus;

•	a lump sum payment in an amount equal to the projected additional pension benefit he would have accrued (plus the projected additional employer matching contributions that would have been made to his account under the TWC Savings Plan) had he remained employed during the three years following his termination;

•	free medical (including hospitalization) and dental coverage, substantially identical to what he had at the time of his termination, for three years following his termination;

•	use of office space, secretarial services and other office facilities for up to one year following his termination of employment; and

•	reimbursement of fees and expenses up to $10,000 in financial and tax counseling services.

Mr. Lawrence-Apfelbaum is not currently eligible for any “gross-up” payments provided under his agreement to cover excise taxes imposed under section 4999 of the Tax Code as a result of any change of control of Time Warner.

Because Mr. Lawrence-Apfelbaum is not yet 55 years of age, he is not eligible to elect the retirement option under his employment agreement, which is identical to that contained in Mr. Rossetti’s employment agreement (described below).

Carl U.J. Rossetti

TWE entered into an employment agreement with Mr. Rossetti, effective as of June 1, 2000 and extended through December 31, 2008, which provides that Mr. Rossetti will serve as our Executive Vice President of New Business Development. Except as described herein, the agreement contains terms and conditions identical to those contained in Mr. Lawrence-Apfelbaum’s employment agreement (described above). The agreement provides for a minimum annual base salary and an annual discretionary target bonus stated as a percentage of his base salary, subject to Mr. Rossetti’s and TWE’s performance, and participation in our benefit plans, including life insurance. During 2005, Mr. Rossetti had a base salary of $437,000 and a discretionary target bonus of 75% of his base salary. His annual salary for 2006 is $457,000. Like Mr. Lawrence-Apfelbaum, Mr. Rossetti is not currently eligible for any gross-up payments provided under his agreement to cover excise taxes imposed under section 4999 of the Tax Code as a result of any change of control of Time Warner.

Because Mr. Rossetti is over 55 years of age and has worked for us at the senior executive level for more than five years, he may elect a retirement option under his employment agreement. The retirement option would require Mr. Rossetti to remain actively employed for a transition period of from six months up to one year following this election, during which he will continue to receive his current annual salary and bonus. Following the transition period, Mr. Rossetti would become an advisor for three years during which he will be paid his annual base salary and he will also receive his full bonus for the first year, a 50% bonus for the second year and no bonus for the third year. Mr. Rossetti would continue vesting in any outstanding stock options and long-term cash incentives during this period, continue participation in health and life insurance benefit plans and receive reimbursement for financial and estate planning expenses and up to $10,000 for office space expenses. If Mr. Rossetti accepts other specified employment during the Advisory Period, he will receive the balance of his salary and bonus in a lump sum payment. As of the date of this document, Mr. Rossetti has not exercised the retirement option under his employment agreement.

If Mr. Rossetti dies prior to the termination of his employment agreement, his estate as beneficiaries will receive life insurance payments equal to three times his annual salary and average annual bonus (as described above).

Confidentiality and Non-Compete

As a part of their employment agreements, each of the Named Executive Officers is subject to a standard confidentiality provision for one year following his termination and a covenant not to compete or to solicit employees generally for up to one year, and in some circumstances longer, following his termination of employment.

Management Restructuring

During 2005, we commenced a management restructuring. In August 2005, Landel C. Hobbs, formerly Executive Vice President and Chief Financial Officer, was promoted to Chief Operating Officer, John K. Martin became Executive Vice President and Chief Financial Officer, and Robert D. Marcus became Senior Executive Vice President. Mr. Hobbs’ employment terms are summarized above under “—Employment Arrangements.” As part of the restructuring, Thomas G. Baxter, who was our President as of December 31, 2004, ended his active employment effective as of March 31, 2005, and John K. Billock, our Vice-Chairman and Chief Operating Officer as of December 31, 2004, ended his active employment effective as of June 30, 2005.

Thomas G. Baxter

Under Mr. Baxter’s amended employment agreement with TWE, Mr. Baxter is eligible for the following severance benefits:

•	during his “severance period,” which concludes on March 1, 2007, Mr. Baxter will continue to receive (1) his base salary of $600,000 as in effect immediately prior to his termination, and (2) annual bonuses equal to the average of his 2003 and 2004 bonuses ($1,400,000 for 2005) (pro-rated for partial years); and

•	a payment of $10,000 in lieu of outplacement services or office space.

During his severance period, Mr. Baxter may elect to receive his remaining severance in a lump sum discounted to present value as of the date of payment. In addition, all of Mr. Baxter’s Time Warner stock options vested on his termination date and remain exercisable for a period of time following the date Mr. Baxter leaves TWE’s payroll.

John K. Billock

Under Mr. Billock’s amended employment agreement with TWE, Mr. Billock is eligible for the following severance benefits:

•	a lump sum bonus payment made in 2005 equal to six months of his annual salary of $900,000 plus one half of his average annual bonus of $2,152,000 (based on the average of his bonuses for 2003 and 2004);

•	until July 1, 2007, Mr. Billock will remain an employee of TWE and will continue to receive his annual base salary of $900,000 and an annual bonus of $2,152,000 (based on the average of his bonuses for 2003 and 2004), pro-rated for partial years; and

•	until July 1, 2006, Mr. Billock was entitled to use office space, secretarial services and other office facilities.

During his severance period, Mr. Billock may elect to receive his remaining severance in a lump sum discounted to present value as of the date of payment. On the date that Mr. Billock leaves our payroll, all of Mr. Billock’s Time Warner stock options will vest and remain exercisable pursuant to the terms of the option agreements under which they were granted.

Mr. Billock has a separate agreement with Time Warner that provides that Time Warner will ensure he receives the equivalent of the benefits he would have received under Time Warner’s retiree medical program if he had retired from Time Warner, on the same terms and conditions as senior corporate executives of Time Warner upon retirement, provided that he retires pursuant to his employment agreement.

Confidentiality and Non-Compete

As a part of their employment agreements, each of Messrs. Baxter and Billock is subject to the standard confidentiality provision that applies to the Named Executive Officers.

Deferred Compensation

Prior to 2003, TWE’s deferred compensation plan generally permitted employees whose annual cash compensation exceeded a designated threshold (including each of the Named Executive Officers) to defer receipt of all or a portion of their annual bonus until a specified future date. During the deferral period, the participant selects the crediting rate applied to the deferred amount from the array of third party investment vehicles offered under our savings plan. Since March 2003, deferrals may no longer be made under the deferred compensation plan but amounts previously credited under the deferred compensation plan continue to track the crediting rate elections. In addition, prior to 2003, pursuant to his employment agreement then in place, TWE made contributions for Mr. Britt to a separate deferred compensation account maintained in a grantor trust or comparable amounts were credited under TWE’s deferred compensation plan. The accounts maintained in the grantor trust are invested by a third party investment manager and the accrued amount will be paid to Mr. Britt following termination of employment in accordance with the terms of the deferred compensation arrangements. Effective beginning 2003, TWE stopped making these contributions, but existing accounts in the grantor trust continue to be invested. There is no guaranteed rate of return on accounts maintained under either of these deferred compensation arrangements.

Pension Plans

Our Pension Plans

Each of the Named Executive Officers currently participates in the Time Warner Cable Pension Plan, a tax-qualified defined benefit pension plan, and the Time Warner Cable Excess Benefit Plan (the “Excess Benefit Plan”), a non-qualified defined benefit pension plan (collectively, the “TWC Pension Plans”), which are sponsored by us. Mr. Britt was a participant in pension plans sponsored by Time Warner until March 31, 2003 when he commenced participation in the Time Warner Cable Pension Plan. Mr. Hobbs ceased his participation in the TW Pension Plans (as defined below) on October 11, 2001, when his participation in the Time Warner Cable Pension Plan commenced. Mr. LaJoie was a participant in the TW Pension Plans from January 3, 1994 until July 31, 1995.

The Excess Benefit Plan is designed to provide supplemental payments to highly compensated employees in an amount equal to the difference between the benefits payable to an employee under the tax-qualified Time Warner Cable Pension Plan and the amount the employee would have received under that plan if the limitations under the tax laws relating to the amount of benefit that may be paid and compensation that may be taken into account in calculating a pension payment were not in effect. In determining the amount of excess benefit pension payment, the Excess Benefit Plan takes into account compensation earned up to $350,000 per year (including any deferred bonus). The pension benefit under the Excess Benefit Plan is payable under the same options as are available under our tax-qualified defined benefit pension plan, the Time Warner Cable Pension Plan.

Benefit payments are calculated using the highest consecutive five-year average annual compensation, which is referred to as “average compensation.” The pension computed under the terms of the TWC Pension Plans, if the employee is vested, and if paid as a single life annuity, commencing at age 65, is equal to the sum of:

•	1.25% of the portion of average compensation which does not exceed the average of the social security taxable wage base ending in the year the employee reaches the social security retirement age, referred to as “covered compensation,” multiplied by the number of years of benefit service up to 35 years, plus

•	1.67% of the portion of average compensation which exceeds covered compensation, multiplied by the number of years of benefit service up to 35 years, plus

•	0.5% of average compensation multiplied by the employee’s number of years of benefit service in excess of 35 years, plus

•	a supplemental benefit in the amount of $60 multiplied by the employee’s number of years of benefit service up to 30 years, with a maximum supplemental benefit of $1,800 per year.

In addition, in determining the benefits under the TWC Pension Plans, special rules apply to various participants who were previously participants in plans that have been merged into the TWC Pension Plans and of various participants in the TWC Pension Plans prior to January 1, 1994.

The table below shows the estimated annual retirement benefits payable under the TWC Pension Plans, each of which provides retirement benefits to eligible employees (including eligible employees of our subsidiaries), including the Named Executive Officers. The table assumes retirement at age 65, that the TWC Pension Plans will continue in their present forms and that the maximum average compensation is $350,000. Reduced benefits are available at earlier ages and in other forms of benefits payouts. Amounts calculated under the pension formula that exceed tax code limits are payable under the Excess Benefit Plan and are included in the amounts shown on the following table.

Highest Consecutive
Five-Year Average	Estimated Annual Pension for Years of Benefit Service
Compensation	5	10	15	20	25	30	35

$200,000	$15,924	$31,847	$47,771	$63,695	$79,619	$95,542	$111,166
250,000	20,099	40,197	60,296	80,395	100,494	120,592	140,391
300,000	24,274	48,547	72,821	97,095	121,369	145,642	169,616
350,000	28,449	56,897	85,346	113,795	142,244	170,692	198,841
400,000	28,449	56,897	85,346	113,795	142,244	170,692	198,841

The amount of covered compensation that would be considered in the determination of the highest consecutive five-year average compensation under the TWC Pension Plans is limited as a result of the imposition of the limitations on eligible compensation. The estimated annual benefits payable under the TWC Pension Plans as of September 30, 2006 would be based on average compensation of $350,000 for each of Messrs. Britt, Hobbs, LaJoie, Lawrence-Apfelbaum, Rossetti, Baxter and Billock with 3.5, 5.0, 11.2, 16.2, 19.7, 5.0 and 3.5 years of benefit service, respectively. For vesting purposes under the TWC Pension Plans, each of Mr. Britt, Mr. Billock and Mr. LaJoie is credited with service under the TW Pension Plans and is therefore fully vested. Mr. Hobbs is also fully vested in his benefits under the TWC Pension Plans, based on past service with TWE and its affiliates. In the event that the benefits Mr. Britt or Mr. Billock receives upon retirement are not as generous as benefits he would have received if he had participated in the TW Pension Plans for his entire tenure, TWE will provide him with the financial equivalent of the difference between the two benefits.

Compensation covered by the TWC Pension Plans takes into account salary, bonus, some elective deferrals and other compensation paid, but excludes the payment of deferred or long-term incentive compensation and severance paid in a lump sum.

Time Warner Pension Plans

The Time Warner Employees’ Pension Plan, as amended (the “Old TW Pension Plan”), which provides benefits to eligible employees of Time Warner and certain of its subsidiaries, was amended effective as of January 1, 2000, as described below, and was renamed (the “Amended TW Pension Plan” and, together with the Old TW Pension Plan, the “TW Pension Plans”). Because of certain grandfathering provisions, the benefit of participants with a minimum of ten years of benefit service whose age and years of benefit service equal or exceed 65 years as of January 1, 2000, including Messrs. Britt and Billock, will be determined under either the provisions of the Old TW Pension Plan or the Amended TW Pension Plan, whichever produces the greater benefit. Mr. LaJoie’s benefit is not subject to these provisions and his benefit will be determined under the Amended TW Pension Plan.

Under the Amended TW Pension Plan, a participant accrues benefits equal to the sum of 1.25% of a participant’s average annual compensation (defined as the highest average annual compensation for any five consecutive full calendar years of employment, which includes regular salary, overtime and shift differential payments, and non-deferred bonuses paid according to a regular program) not in excess of his covered compensation up to the applicable average Social Security wage base and 1.67% of his average annual compensation in excess of such covered compensation multiplied by his years of benefit service (not in excess of 30). Compensation for purposes of calculating average annual compensation under the TW Pension Plans is limited to $200,000 per year for 1988 through 1993, $150,000 per year for 1994 through 2001 and $200,000 per year for 2002 and thereafter (each subject to adjustments provided in the Tax Code). Eligible employees become vested in all benefits under the TW Pension Plans on the earlier of five years of service or certain other events.

Under the Old TW Pension Plan, a participant accrues benefits on the basis of 1.67% of the average annual compensation (defined as the highest average annual compensation for any five consecutive full and partial calendar years of employment, which includes regular salary, overtime and shift differential payments, and non-deferred bonuses paid according to a regular program) for each year of service up to 30 years and 0.50% for each year of service over 30. Annual pension benefits under the Old TW Pension Plan are reduced by a Social Security offset determined by a formula that takes into account benefit service of up to 35 years, covered compensation up to the average Social Security wage base and a disparity factor based on the age at which Social Security benefits are payable (the “Social Security Offset”). Under the Old TW Pension Plan and the Amended TW Pension Plan, the pension benefit of participants on December 31, 1977 in the former Time Employees’ Profit-Sharing Savings Plan (the “Profit Sharing Plan”) is further reduced by a fixed amount attributable to a portion of the employer contributions and investment earnings credited to such employees’ account balances in the Profit Sharing Plan as of such date (the “Profit Sharing Offset”).

Under the Amended TW Pension Plan, employees who are at least 62 years old and have completed at least ten years of service may elect early retirement and receive the full amount of their annual pension. This provision could apply to Messrs. Britt and Billock. Under the Old TW Pension Plan, employees who are at least 60 years old and have completed at least ten years of service may elect early retirement and receive the full amount of their annual pension. An early retirement supplement is payable to an employee terminating employment at age 55 and before age 60, after 20 years of service, equal to the actuarial equivalent of such person’s accrued benefit, or, if greater, an annual amount equal to the lesser of 35% of such person’s average compensation determined under the Old TW Pension Plan or such person’s accrued benefit at age 60 plus Social Security benefits at age 65. The supplement ceases when the regular pension commences at age 60.

Federal law limits both the amount of compensation that is eligible for the calculation of benefits and the amount of benefits derived from employer contributions that may be paid to participants under both of the TW Pension Plans. However, as permitted by Employee Retirement Income Security Act of 1974 (“ERISA”), Time Warner has adopted the Time Warner Excess Benefit Pension Plan (the “TW Excess Plan”). The TW Excess Plan provides for payments by Time Warner of certain amounts which eligible employees would have received under the TW Pension Plans if eligible compensation (including deferred bonuses) were limited to $250,000 in 1994 (increased 5% per year thereafter, to a maximum of $350,000) and there were no payment restrictions.

The following table shows the estimated annual pension payable upon retirement to employees in specified remuneration and years-of-service classifications under the Amended TW Pension Plan. The amount of the estimated annual pension is based upon a pension formula that applies to all participants in both the Amended TW Pension Plan and the TW Excess Plan. The amounts shown in the table do not reflect the effect of an offset that affects certain participants in the TW Pension Plans on December 31, 1977. The estimated amounts are based on the assumption that payments under the Amended TW Pension Plan will commence upon normal retirement (generally age 65) or early retirement (for those who have at least ten years of service), that the Amended TW Pension Plan will continue in force in its present form, that the maximum compensation is $350,000 and that no joint and survivor annuity will be payable (which would on an actuarial basis reduce benefits to the employee but provide benefits to a surviving beneficiary). Amounts calculated under the pension formula which exceed ERISA limits will be paid under the TW Excess Plan from Time Warner’s assets and are included in the amounts shown in the following table.

Highest Consecutive
Five-Year Average	Estimated Annual Pension for Years of Benefit Service
Compensation	5	10	15	20	25	30	35

$200,000	$15,624	$31,247	$46,871	$62,495	$78,119	$93,742	$93,742
250,000	19,799	39,597	59,396	79,195	98,994	118,792	118,792
300,000	23,974	47,947	71,921	95,895	119,869	143,842	143,842
350,000	28,149	56,297	84,446	112,595	140,744	168,892	168,892
400,000	28,149	56,297	84,446	112,595	140,744	168,892	168,892

The amount of covered compensation that would be considered in the determination of the highest five consecutive full or partial years of compensation under the TW Pension Plans and the TW Excess Plan for Messrs. Britt, Billock and LaJoie is limited as a result of the imposition of the limitations on eligible compensation. Messrs. Britt, Billock and LaJoie have ceased to be active participants in the TW Pension Plans described above and commenced participation in our pension plan which is described above. The estimated annual benefits payable under the Amended TW Pension Plan and the TW Excess Plan as of September 30, 2006 would be based on average compensation of $350,000 for Messrs. Britt, Billock and LaJoie with 30.7, 24.7 and 1.6 years of benefit service, respectively. The estimated annual pension payable to Mr. Britt and Mr. Billock under the Old TW Pension Plan and the TW Excess Plan upon retirement based on the indicated remuneration and years of service would be $179,482 and $144,839, respectively, without reflecting the effect of the previously described Social Security Offset and Profit Sharing Offset. This amount is greater than the estimated annual benefit payable under the Amended TW Pension Plan and the TW Excess Plan.

Additional Information

In connection with an order dated March 21, 2005, Mr. Pace reached a settlement with the SEC, pursuant to which he agreed, without admitting or denying the SEC’s allegations, to the entry of an administrative order that he cease and desist from causing violations or future violations of certain reporting provisions of the securities laws; however, he is not subject to any suspension, bar or penalty. For more information, see “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Overview—Restatement of Prior Financial Information.”

2006 Equity Plan

2006 Stock Incentive Plan

In 2006, we adopted the Time Warner Cable Inc. 2006 Stock Incentive Plan (the “2006 Plan”), which allows us to grant equity-based compensation awards to participants following the consummation of this offering. The purpose of the 2006 Plan is to aid us in attracting, retaining and motivating employees, directors and advisors and to provide us with a stock plan providing incentives directly related to our success.

Eligibility

Awards may be made to any of our or our affiliates’ employees, prospective employees, directors, officers and advisors in the discretion of our compensation committee or a subcommittee of our compensation committee (the “Committee”).

Shares Subject to the Plan

The total number of shares of Class A common stock that may be issued under the 2006 Plan is 100,000,000. The maximum number of shares with respect to which awards may be granted during each calendar year to any given participant may not exceed 1,500,000 shares, no more than 450,000 of which may be with respect to restricted stock or other stock-based awards payable in shares of Class A common stock. The maximum aggregate number of shares with respect to which awards may be made during each calendar year is 1.75% of the number of shares of Class A common stock outstanding on December 31 of the preceding year. If any award is forfeited or otherwise terminates or lapses without payment of consideration, the shares subject to that award will again be available for future grant.

Types of Awards

Under the 2006 Plan, the committee administering the plan may award stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards, as described below.

Stock Options and Stock Appreciation Rights

Stock options awarded under the 2006 Plan may be nonqualified or incentive stock options. Stock appreciation rights may be granted independent of or in conjunction with stock options. The exercise price per share of Class A common stock for any nonqualified or incentive stock options or stock appreciation rights cannot be less than the fair market value of a share of Class A common stock on the date the award is granted; except that, in the case of a stock appreciation right granted in conjunction with a stock option, the exercise price cannot be less than the exercise price of the related stock option. The Committee will be responsible for administering the 2006 Plan and may impose the terms and conditions of stock options and stock appreciation rights as it deems fit, but the awards generally will not be exercisable for a period of more than ten years after they are granted. Participants in the 2006 Plan will not receive dividends or dividend equivalents or have any voting rights with respect to shares underlying stock options or stock appreciation rights. Each stock appreciation right granted independent of a stock option will entitle a participant upon exercise to an amount equal to the product of (i) the excess of (A) the fair market value on the exercise date of one share of Class A common stock over (B) the exercise price, multiplied by (ii) the number of shares of Class A common stock covered by the stock appreciation right, and each unexercised stock appreciation right granted in conjunction with a stock option will entitle a participant to surrender the stock option and receive the amount described in the preceeding formula. Payment of the exercise price will be made in cash and/or shares of Class A common stock (valued at fair market value), as determined by the Committee. Once granted, no option or stock appreciation right may be repriced.

Restricted Stock

The Committee will determine the terms and conditions of restricted stock awards, including the number of shares of restricted stock to grant to a participant and the period during which, and the conditions, if any, under which, the restricted stock may be forfeited. Dividends on restricted stock may be paid directly to the participant, withheld by us subject to vesting, or reinvested in additional shares of restricted stock, as determined by the Committee, in its sole discretion. Certain restricted stock awards may be granted in a manner designed to allow us to deduct them under section 162(m) of the Tax Code; these awards will be based on one or more of the performance criteria set forth below.

Other Stock-Based Awards

The Committee may grant stock awards, unrestricted stock and other awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, our Class A common stock. Such stock-based awards may be in the form, and dependent on conditions, determined by the Committee, including the right to receive, or vest with respect to, one or more shares of Class A common stock (or the equivalent cash value of such shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. The maximum amount of other stock-based awards that may be granted during a calendar year to any participant is: (i) 450,000 shares, with respect to other stock-based awards that are denominated or payable in shares of Class A common stock, and (ii) $10 million, with respect to non-stock denominated awards.

Performance-Based Awards

Certain awards may be granted in a manner designed to allow us to deduct their value under section 162(m) of the Tax Code. These performance-based awards will be based on one or more of the following performance criteria: (i) Operating Income before depreciation and amortization, (ii) Operating Income, (iii) earnings per share, (iv) return on shareholders’ equity, (v) revenues or sales, (vi) Free Cash Flow, (vii) return on invested capital, (viii) total shareholder return and (ix) revenue generating unit-based metrics. The Committee will establish the performance goals for these performance-based awards and certify that the goals have been met, in each case, in the manner required by section 162(m) of the Tax Code.

Adjustments Upon Certain Events

In the event of a change in the outstanding shares of our Class A common stock due to a stock dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination, share exchange or any other similar transaction, the Committee may adjust (i) the number or kind of shares of Class A common stock or other securities issued or reserved for issuance pursuant to the 2006 Plan or pursuant to outstanding awards, (ii) the maximum number of shares for which awards may be granted during a calendar year to any participant, (iii) the option price or exercise price of any stock appreciation right and/or (iv) any other affected terms of such awards. Upon the occurrence of a change in control of our company (as defined in the plan), the Committee may (w) accelerate, vest or cause the restrictions to lapse with respect to all or any portion of an award, (x) cancel awards for fair value, (y) provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted under the 2006 Plan, as determined by the Committee in its sole discretion, or (z) provide that, for a period of at least 30 days prior to the change in control, such stock options will be exercisable as to all shares subject to the 2006 Plan and that upon the occurrence of the change in control, such stock options will terminate.

Administration

The 2006 Plan is currently administered by the Committee, which may appoint a subcommittee that consists of two directors who are intended to qualify as “non-employee directors” within the meaning of Rule 16b-3 under the Exchange Act and “outside directors” within the meaning of section 162(m) of the Tax Code. The Committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the Plan, and to make any other determinations that it deems necessary or desirable for the administration of the Plan.

Amendment and Termination

Our board of directors or the Committee may amend, alter or discontinue the 2006 Plan, but no amendment, alteration or discontinuation will be made (i) without stockholder approval, if it would increase the total number of shares of Class A common stock reserved under the plan or the maximum number of shares of restricted stock or other stock-based awards that may be awarded thereunder, or if it would increase the maximum number of shares for which awards may be granted to any participant, (ii) without the consent of a participant, if it would diminish any of the rights of the participant under any award previously granted to the participant or (iii) without stockholder approval, to permit repricing of options or stock appreciation rights. No new awards may be made under the 2006 Plan after the fifth anniversary of the first grant of an award under the Plan.

PRINCIPAL STOCKHOLDERS AND THE SELLING STOCKHOLDER

Beneficial Ownership of Our Common Stock

The following table sets forth information as of September 15, 2006 as to the number of shares of our common stock beneficially owned by each person known to us to be the beneficial owner of more than 5% of our common stock. As of September 15, 2006, none of our executive officers or directors beneficially owned any shares of our common stock and such ownership is not expected to change prior to the effectiveness of the registration statement of which this prospectus forms a part.

Common Stock Beneficially Owned[1]
Class B Common Stock
	Class A Common Stock					Number of	Percent of	Total Voting
	Number of	Percent of	Number of	Percent of		Shares	Class	Power
	Shares	Class	Shares	Class		Owned	Owned	Percentage[5]
	Owned	Owned	Owned	Owned		Before	Before	Before	After
Name of	Before the	Before the	After the	After the		and After	and After	the	the
Beneficial Owner	Offering	Offering	Offering	Offering		the Closing	the Offering	Offering	Offering

Time Warner[2,3]	746,000,000	82.7%	746,000,000	82.7%		75,000,000	100%	90.6%	90.6%
ACC[4]	155,913,430	17.3%			%	—	—	9.4%		%

1	Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 of the Exchange Act. Unless otherwise indicated, beneficial ownership represents both sole voting and sole investment power.

2	The shares are registered in the name of WCI, an indirect and wholly owned subsidiary of Time Warner. By virtue of Time Warner’s control of WCI, Time Warner is deemed to beneficially own the shares of Class A and Class B common stock held by WCI. The address of each of Time Warner and WCI is One Time Warner Center, New York, NY 10019.

3	Amounts shown as owned by Time Warner may be deemed to be beneficially owned by Mr. Pace who is an executive officer of Time Warner and is also a member of our board of directors.

4	Amounts shown include 6,148,283 shares of Class A common stock held in escrow to secure Adelphia’s obligations in respect of any post-closing adjustments to the purchase price in the Adelphia Acquisition and Adelphia’s indemnification obligations under the TWC Adelphia Purchase Agreement. For more information, see “The Transactions—Agreements with ACC—The TWC Purchase Agreement.” The address of ACC is 5619 DTC Parkway, Greenwood Village, CO 80111.

5	Reflects the total voting power of such person or entity when both our Class A and Class B common stock vote together as a single class.

ACC

In connection with the Adelphia Acquisition, ACC received 149,765,147 shares of our Class A common stock and an additional 6,148,283 shares were paid into escrow, together representing 17.3% of our outstanding Class A common stock. Under the Adelphia Registration Rights and Sale Agreement, we granted ACC rights to require us to register these shares of our Class A common stock under certain circumstances. In accordance with the Adelphia Registration Rights and Sale Agreement, at least one-third of these shares are required to be sold in a single firm commitment underwritten offering. For more information on the Adelphia Acquisition and the Adelphia Registration Rights and Sale Agreement, see “The Transactions—Agreements with ACC.”

Beneficial Ownership of Time Warner’s Common Stock

The following table sets forth information as of          , 2006 as to the number of shares of Time Warner’s common stock beneficially owned by:

•	each named executive officer;

•	each of our directors; and

•	all of our current executive officers and directors as a group.

Time Warner Common Stock Beneficially Owned[1]
Name of Beneficial Owner	Number of Shares	Option Shares[2]	Percent of Class

Thomas Baxter			*
John Billock			*
Carole Black			*
Glenn A. Britt			*
Thomas H. Castro			*
David C. Chang			*
James E. Copeland, Jr.			*
Peter R. Haje			*
Landel C. Hobbs			*
Michael LaJoie			*
Marc Lawrence-Apfelbaum			*
Don Logan			*
Michael Lynne			*
N.J. Nicholas, Jr.			*
Wayne H. Pace			*
Carl U.J. Rossetti			*
All current directors and executive officers as a group (17 persons)

*	Represents beneficial ownership of less than one percent of Time Warner’s issued and outstanding common stock on September 15, 2006.

1	Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 of the Exchange Act. Unless otherwise indicated, beneficial ownership represents both sole voting and sole investment power. As of September 15, 2006, the only equity securities of Time Warner beneficially owned by the named persons or group were shares of Time Warner’s common stock and options to purchase Time Warner’s common stock.

2	Reflects shares of Time Warner’s common stock subject to options to purchase common stock issued by Time Warner which, on September 15, 2006, were unexercised but were exercisable on or within 60 days after that date. These shares are excluded from the column headed “Number of Shares.”

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Transactions

We and/or our subsidiaries entered into the following agreements with Time Warner, Comcast and Adelphia in connection with the Transactions:

•	TWC Purchase Agreement;

•	the Adelphia Registration Rights and Sale Agreement;

•	Exchange Agreement;

•	TWC Redemption Agreement; and

•	TWE Redemption Agreement.

We also entered into the TWC/Comcast Tax Matters Agreement in connection with the Transactions. See “The Transactions” for a description of these agreements. In addition, we entered into the Shareholder Agreement with Time Warner in connection with the Transactions, the terms of which are described below under “—Relationship between Time Warner and Us.”

TWE

TWE, a Delaware limited partnership and an indirect subsidiary of ours, was formed in 1992. Prior to the TWE Restructuring, subsidiaries of Time Warner owned general and limited partnership interests in TWE consisting of 72.36% of the pro-rata priority capital and residual equity capital and 100% of the junior priority capital, and trusts formed by Comcast owned limited partnership interests in TWE consisting of 27.64% of the pro-rata priority capital and residual equity capital. Before the TWE Restructuring described below, TWE was engaged in three businesses—cable television, filmed entertainment and programming.

The TWE Restructuring was completed on March 31, 2003 under a Restructuring Agreement, dated as of August 20, 2002 and amended as of March 31, 2003, among our company, Time Warner, TWE, AT&T Corp., Comcast and other parties (the “Restructuring Agreement”). We were formed prior to the TWE Restructuring to be the successor in interest to an indirect, wholly-owned subsidiary of Comcast which merged into us as part of the TWE Restructuring.

Through a series of steps executed in connection with the TWE Restructuring:

•	TWE transferred its filmed entertainment and network programming businesses, along with associated liabilities, to WCI, a wholly owned subsidiary of Time Warner, in partial redemption of the TWE partnership interests held by WCI;

•	we repaid a $2.1 billion promissory note that we had issued to Comcast prior to the TWE Restructuring;

•	in exchange for shares of our Class B common stock, Time Warner issued approximately $1.5 billion of its convertible preferred stock to Comcast Trust II; this Time Warner convertible preferred stock, by its terms, automatically converted into shares of Time Warner common stock on March 31, 2005;

•	Time Warner contributed all of its interests in TWE, other than the partnership interest held by ATC discussed below, and all of the cable businesses that were owned by TWI Cable and its subsidiaries prior the restructuring, to us, in exchange for shares of our Class A common stock; and

•	the ownership structure of TWE was reorganized so that:

•	we owned 94.3% of the residual equity interests in TWE,

•	Comcast Trust I owned 4.7% of the residual equity interests in TWE, and

•	ATC, a wholly owned subsidiary of Time Warner, owned an interest in TWE, which consisted of a 1.0% residual equity component and a $2.4 billion mandatorily redeemable preferred component.

As a result of the TWE Restructuring, Time Warner held shares of our Class A common stock and Class B common stock representing, in the aggregate, 89.3% of our voting power and 82.1% of our outstanding equity. Additionally, as part of the TWE Restructuring, TWE issued $2.4 billion in mandatorily redeemable preferred equity to ATC, a subsidiary of Time Warner.

In the TWE Redemption, which occurred on July 31, 2006 immediately prior to the Adelphia Acquisition, TWE redeemed all of the residual equity interest of TWE held by Comcast Trust I in exchange for 100% of the limited liability company interests of Cable Holdco III. As a result of the TWE Redemption, Comcast no longer has an interest in TWE. See “The Transactions—TWC/Comcast Agreements—The TWE Redemption Agreement.”

The ATC Contribution was consummated on July 28, 2006. In the ATC Contribution, ATC contributed its 1% common equity interest and $2.4 billion preferred equity interest in TWE that it received in the TWE Restructuring to TW NY Holding, the direct parent of TW NY and an indirect, wholly owned subsidiary of ours, for a non-voting common stock interest in TW NY Holding. The non-voting common stock interest in TW NY Holding received by ATC represents approximately 12.4% of the equity securities of TW NY Holding and was valued at approximately $2.9 billion, reflecting the value of the $2.4 billion preferred interest in TWE and the 1% residual equity interest in TWE.

As a result of the TWE Redemption and the ATC Contribution, two of our subsidiaries are the sole general and limited partners of TWE.

Restructuring Agreement

General.  The Restructuring Agreement required the parties to enter into various agreements to accomplish the restructuring steps outlined above. In addition, the Restructuring Agreement provided for the following indemnities and special distributions:

Indemnification for claims not related to taxes.  In the Restructuring Agreement, Time Warner made various representations and warranties to AT&T and Comcast with respect to the business of Time Warner, TWE and TWI Cable, and AT&T and Comcast made various representations and warranties to Time Warner with respect to the conduct of our business prior to the TWE Restructuring and the business of AT&T and Comcast. In addition, the parties made some covenants with respect to their businesses and the businesses of their subsidiaries. The parties agreed to indemnify us for liabilities resulting from breaches of specified representations, warranties and covenants. In addition, Comcast agreed to indemnify us for some employment- and benefits-related claims arising prior to the TWE Restructuring, and agreed to indemnify us for the failure of their permitted transferees to comply with restructuring-related agreements or the TWE partnership agreement prior to the TWE Restructuring. Comcast, Comcast Trust II and Comcast Trust I have the right to enforce our rights to indemnification under the Restructuring Agreement against Time Warner.

Responsibility for taxes.  During various periods prior to the closing of the TWE Restructuring, we were a member of consolidated groups, filing consolidated federal income tax returns, in which MediaOne Group, Inc., AT&T or Comcast was the common parent corporation. We were also, during various periods prior to the closing of the TWE Restructuring, a member of combined or unitary groups that filed combined or unitary state income tax returns. Each member of a consolidated group filing consolidated federal income tax returns is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Some states have similar joint and several liability for state income taxes of companies that file combined or unitary state income tax returns. Comcast is responsible for paying any of our taxes, including any taxes for which we may be liable by virtue of having been a member of any consolidated, combined or unitary tax group, in respect of events occurring or taxable periods ending on or before the TWE Restructuring, and, with respect to any taxable period that begins before but ends after the date of the TWE Restructuring, the portion of that period that ends on the date of the TWE Restructuring, including any taxes incurred by us with respect to the TWE Restructuring. Although Comcast has indemnified us against this joint and several liability for the period set forth above, we would be liable in the event that this liability was incurred but not discharged by Comcast or by another member of the relevant consolidated, combined or unitary group.

We agreed to indemnify Comcast for any taxes attributable to taxable periods beginning on or after the date of the TWE Restructuring and, with respect to any taxable period that begins before but ends after the date of the TWE Restructuring, the portion of the period beginning the day after the date of the TWE Restructuring.

Special distribution.  We agreed that, in the event that:

•	income realized by us and Comcast as a result of some of the aspects of the TWE Restructuring exceeds $300 million; or

•	the aggregate amount of adjustments to our income resulting from TWE’s tax audits or other proceedings relating to taxable periods, or portions of taxable periods, prior to the TWE Restructuring exceeds $300 million then TWE is required to make a special distribution to Comcast to cover a portion of the taxes resulting from these events.

TWE Distribution Agreement

In the TWE Restructuring, TWE entered into a distribution agreement with us, Time Warner and WCI. Under the distribution agreement, TWE distributed to WCI all of its assets other than cable-related assets held by TWE or its subsidiaries.

WCI assumed all of TWE’s liabilities other than liabilities primarily related to TWE’s cable business and some of the debt that was retained by TWE under the Restructuring Agreement. The liabilities retained by TWE included cable-related contractual liabilities, liabilities related to the assets retained by TWE, liabilities with respect to employees employed in the cable business and a liability in respect of unpaid management fees.

Notwithstanding WCI’s assumption of TWE’s non-cable-related liabilities, TWE’s general partner and TWE remain liable to third parties for some of these liabilities. Time Warner agreed to indemnify TWE against any liabilities relating to, arising out of or resulting from the transferred businesses, from failures to perform or discharge the assumed liabilities and breaches of the distribution agreement. We and TWE agreed to indemnify WCI in a similar fashion with respect to liabilities arising from the cable business retained by TWE. Our independent directors have the right to enforce TWE’s rights under the distribution agreement, and any amendments to the distribution agreement require the written consent of the party against whom the amendment is sought.

TWI Cable Contribution Agreement

In the TWE Restructuring, we entered into a contribution agreement with WCI. Under the contribution agreement, WCI contributed to us all of the cable business that was operated by TWI Cable and its subsidiaries prior to the TWE Restructuring and all of the TWE partnership interests held by WCI prior to the TWE Restructuring. In connection with the contribution, we assumed all liabilities primarily related to TWI Cable’s cable business and all liabilities resulting from WCI’s capacity as a partner of TWE that primarily relate to TWE’s cable business.

Time Warner and WCI agreed to indemnify us against any liabilities relating to, arising out of or resulting from the businesses formerly operated by TWI Cable and its subsidiaries that were not contributed to us, from failures to perform or discharge liabilities relating to those businesses, from breaches of the contribution agreement and from all liabilities resulting from any person’s capacity as a partner of TWE that are not primarily related to TWE’s cable business. We agreed to indemnify WCI in a similar fashion with respect to liabilities arising from the cable business transferred to us and liabilities resulting from any person’s capacity as a partner of TWE that primarily relate to TWE’s cable business. Our independent directors have the non-exclusive right to enforce our rights under the contribution agreement. Any amendments to the contribution agreement require the written consent of the party against whom the amendment is sought.

Description of Certain Agreements Related to Comcast

Prior to the TWE Restructuring, trusts formed by Comcast owned limited partnership interests in TWE consisting of 27.64% of the pro-rata priority capital and residual equity capital. After the TWE Restructuring, trusts established for the benefit of Comcast, held a 21% economic interest in us through a 17.9% direct common stock ownership interest in us and a 4.7% residual equity interest TWE. In the Redemptions, we redeemed all of Comcast’s common stock ownership in us and its residual equity interest in TWE and, as a result, Comcast no longer beneficially owns an interest in our company. In the ordinary course of our cable business, we have entered into various agreements with Comcast and its various divisions and affiliates on terms that we believe are no less favorable than those that could be obtained in agreements with third parties. We do not believe that any of these agreements are material to our business. These agreements include:

•	agreements, often entered into on a “spot” basis, to sell advertising to various video programming vendors owned by Comcast and carried on our cable systems;

•	local, regional and national advertising “interconnect” agreements under which Comcast or we owned cable system operators arrange for local or regional advertising to be carried by the various cable system operators in a market area;

•	agreements under which affiliates of Comcast sell advertising on our behalf in some geographic areas to local advertisers and our affiliates sell advertising on Comcast’s behalf in some geographic areas to local advertisers;

•	an agreement under which a joint venture owned by us (or our affiliates), Comcast and another cable operator sells national advertising on our behalf to national advertisers;

•	agreements, which generally expire between 2006 and 2013, to purchase or license programming from various programming vendors owned in whole or in part by Comcast with license fees to the various vendors calculated generally on a per subscriber basis; and

•	agreements with and related to iN DEMAND, which is a joint venture among TWE-A/N, Comcast and Cox Communications Holdings, Inc., that licenses, from film studios and other producers, motion pictures and other materials, which it then licenses to cable operators for VOD and Pay-Per-View distribution.

Under these agreements, we received $189,000, $0, $6.9 million and $11.6 million from Comcast and its affiliates, and we conferred $27.9 million, $47.4 million, $43.3 million and $31.2 million to Comcast and its affiliates (other than us and our subsidiaries) during the six months ended June 30, 2006 and the years ended December 31, 2005, 2004 and 2003, respectively.

Relationship between Time Warner and Us

Time Warner Registration Rights Agreement

On March 31, 2003, Time Warner entered into a registration rights agreement with us (the “Time Warner Registration Rights Agreement”) relating to Time Warner’s shares of our common stock. The following description of the Time Warner Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Time Warner Registration Rights Agreement, which is an exhibit to the registration statement on Form S-1 of which this prospectus forms a part.

Subject to several exceptions, including our right to defer a demand registration under some circumstances, Time Warner may, under that agreement, require that we take commercially reasonable steps to register for public resale under the Securities Act all shares of common stock that Time Warner requests be registered. Time Warner may demand an unlimited number of registrations. In addition, Time Warner has been granted “piggyback” registration rights subject to customary restrictions, and we are permitted to piggyback on Time Warner’s registrations. Any registration statement filed under the Time Warner Registration Rights Agreement is subject to the cut back priority contained in the Adelphia Registration Rights and Sale Agreement which is discussed under “The Transactions—Agreements with ACC—The Adelphia Registration Rights and Sale Agreement.”

In connection with registrations under the Time Warner Registration Rights Agreement, we are required to indemnify Time Warner and bear all fees, costs and expenses, except underwriting discounts and selling commissions.

Indebtedness Approval Right

Under the Shareholder Agreement, until such time as our indebtedness is no longer attributable to Time Warner, in Time Warner’s reasonable judgment, we, our subsidiaries and the entities that we manage may not, without the consent of Time Warner, create, incur or guarantee any indebtedness, including preferred equity, or rental obligations if our ratio of indebtedness plus six times our annual rental expense to EBITDA (as defined in the Shareholder Agreement) plus rental expense, or “EBITDAR,” then exceeds or would as a result of that incurrence exceed 3:1, calculated without including any of our indebtedness or preferred equity held by Time Warner and its wholly owned subsidiaries. Currently this ratio exceeds 3:1. Although Time Warner has consented to the issuance of commercial paper or borrowings under our current revolving credit facility up to the limit of that credit facility, any other incurrence of debt or rental expense or the issuance of preferred stock in the future will require Time Warner’s approval. See “Risk Factors—Risks Related to Our Relationship with Time Warner—Time Warner’s approval right over our ability to incur indebtedness may harm our liquidity and operations and restrict our growth.”

The description of the Shareholder Agreement herein does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Shareholder Agreement, which is an exhibit to the registration statement on Form S-1 of which this prospectus forms a part.

Other Time Warner Rights

Under the Shareholder Agreement, as long as Time Warner has the power to elect a majority of our board of directors, we must obtain Time Warner’s consent before we enter into any agreement that binds or purports to bind Time Warner or its affiliates or that would subject us or our subsidiaries to significant penalties or restrictions as a result of any action or omission of Time Warner or its affiliates; or adopt a stockholder rights plan, become subject to section 203 of the Delaware General Corporation Law, adopt a “fair price” provision in our certificate of incorporation or take any similar action.

Furthermore, pursuant to the Shareholder Agreement, Time Warner (and its subsidiaries) may purchase debt securities issued by TWE under an existing indenture between TWE, Time Warner and the Bank of New York (“TWE Indenture”) only after giving notice to us of the approximate amount of debt securities it intends to purchase and the general time period (the “Specified Period”) for the purchase, which period may not be greater than 90 days. If we, within five business days following receipt of such notice, indicate our good faith intention to purchase the amount of debt securities indicated in Time Warner’s notice within the Specified Period, then Time Warner (and its subsidiaries) will not purchase any debt securities under the TWE Indenture during the Specified Period and shall give notice to us prior to any subsequent purchase of debt securities issued under the TWE Indenture. If we do not indicate our good faith intention to purchase the amount of debt securities indicated in Time Warner’s notice, then Time Warner will be entitled to proceed with its purchase of debt securities issued under the TWE Indenture for the duration of the Specified Period.

Time Warner Standstill

Under the Shareholder Agreement, Time Warner has agreed that for a period of three years following the closing of the Adelphia Acquisition, Time Warner will not make or announce a tender offer or exchange offer for our Class A common stock without the approval of a majority of our independent directors; and for a period of 10 years following the Adelphia Closing, Time Warner will not enter into any business combination with us, including a short-form merger, without the approval of a majority of our independent directors. Under the TWC Purchase Agreement, we have agreed that for a period of two years following the Adelphia Closing, we will not enter into any short-form merger and that for a period of 18 months following the Adelphia Closing we will not issue equity securities to any person (other than, subject to satisfying certain requirements, us and our affiliates) that have a higher vote per share than our Class A common stock.

Limitation on Transactions between Time Warner and Us

Our by-laws, which were amended in connection with the Adelphia Acquisition, provide that Time Warner may only enter into transactions with us and our subsidiaries, including TWE, that are on terms that, at the time of entering into such transaction, are substantially as favorable to us or our subsidiaries as we or they would be able to receive in a comparable arm’s-length transaction with a third party. Any such transaction involving reasonably anticipated payments or other consideration of $50 million or greater also requires the prior approval of a majority of our independent directors. Our by-laws prohibit us from entering into any transaction having the intended effect of benefiting Time Warner and any of its affiliates (other than us and our subsidiaries) in a manner that would deprive us of the benefit we would have otherwise obtained if the transaction were to have been effected on arm’s-length terms. Pursuant to the TWC Purchase Agreement, we have included a provision in our by-laws that prohibits amending this provision for a period of five years following the Adelphia Closing, without the consent of a majority of the holders of our Class A common stock, other than any member of the Time Warner Group.

Reimbursement for Time Warner Equity Compensation

From time to time our employees and employees of TWE, TWE-A/N and our joint ventures are granted options to purchase shares of Time Warner common stock in connection with their employment with subsidiaries and affiliates of Time Warner. We and TWE have agreed that, upon the exercise by any of our officers or employees of any options to purchase Time Warner common stock, we will reimburse Time Warner in an amount equal to the excess of the closing price of a share of Time Warner common stock on the date of the exercise of the option over the aggregate exercise price paid by the exercising officer or employee for each share of Time Warner common stock. As of June 30, 2006, we had accrued $52 million of stock option reimbursement obligations payable to Time Warner. That amount, which is not payable until the underlying options are exercised, will be adjusted in subsequent accounting periods based on the number of additional options granted and changes in the quoted market prices for shares of Time Warner common stock. We reimbursed amounts of $5 million in the first six months of 2006 and $7 million, $8 million and $3 million in 2005, 2004 and 2003, respectively. See Note 10 of our audited consolidated financial statements set forth elsewhere in this prospectus.

Debt Guarantees

As described in “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Financial Condition and Liquidity—Bank Credit Agreements and Commercial Paper Programs,” and “—TWE Notes and Debentures,” the Guarantors, certain subsidiaries of Time Warner that are not our subsidiaries, have executed guarantees in respect of our debt and guarantee obligations and those of certain of our subsidiaries. Certain of our subsidiaries have agreed with us to reimburse the Guarantors in full, including interest, for any payments required to be made under those guarantees. We and certain of our subsidiaries have also agreed to provide any information to the Guarantors that the requesting Guarantor reasonably requires in order to comply with its reporting, disclosure or other similar requirements. These guarantees contain no restrictions on the financial condition or operations of the Guarantors, or on the ability of the Guarantors to pay dividends or make distributions to Time Warner or any of its subsidiaries. In addition, there are generally no restrictions on the ability of the Guarantors to transfer material assets to parties that are not guarantors of our and TWE’s obligations. Time Warner has no obligation to maintain the creditworthiness of the guarantees or the Guarantors and there should be no expectation that it will do so. See also “Risk Factors—Risks Related to Our Relationship with Time Warner.”

Other Agreements Related to Our Cable Business

In the ordinary course of our cable business, we have entered into various agreements and arrangements with Time Warner and its various divisions and affiliates on terms that we believe are no less favorable than those that could be obtained in agreements with third parties. We do not believe that any of these agreements or arrangements are individually material to our business. These agreements and arrangements include:

•	agreements to sell advertising to various video programming vendors owned by Time Warner and its affiliates and carried on our cable systems;

•	agreements to purchase or license programming from various programming vendors owned in whole or in part by Time Warner and its affiliates;

•	leases with AOL, an affiliate of ours, and Time Warner Telecom, a former affiliate of Time Warner’s, relating to the use of fiber and backbone networks;

•	real property lease agreements with Time Warner and its affiliates;

•	intellectual property license agreements with Time Warner and its affiliates; and

•	carriage agreements with AOL and its affiliates.

Under these agreements, we received $54.9 million, $109.4 million, $108.2 million and $113.2 million in aggregate payments from Time Warner and its affiliates (other than us and our subsidiaries), and we made $390.6 million, $648.2 million, $634.4 million and $604.5 million in aggregate payments to Time Warner and its affiliates (other than us and our subsidiaries) during the six months ended June 30, 2006 and the years ended December 31, 2005, 2004 and 2003, respectively.

Reimbursement for Services

Prior to the TWE Restructuring, TWE historically paid a management fee to Time Warner to cover general overhead, a portion of which was allocated to our cable business in preparing our historical financial statements. The amount allocated for the year ended December 31, 2003 was $12 million. Under an arrangement that went into effect immediately after the completion of the TWE Restructuring, Time Warner provides us with specified administrative services, including selected tax, human resources, legal, information technology, treasury, financial, public policy and corporate and investor relations services. We pay fees equal to Time Warner’s overhead cost for services rendered. The services rendered and fees paid are renegotiated annually. In the first six months of 2006, we incurred a total of $5.8 million under this arrangement, and in 2005, 2004 and 2003, we incurred a total of $7.6 million, $6.6 million and $5.7 million, respectively.

Time Warner Brand and Trade Name License Agreement

In connection with the TWE Restructuring, we entered into a license agreement with Time Warner, under which Time Warner granted us a perpetual, royalty-free, exclusive license to use, in the United States and its territories and possessions, the “TW,” “Time Warner Cable,” “TWC” and “TW Cable” marks and specified related marks as a trade name and on marketing materials, promotional products, portals and equipment and software. We may extend these rights to our subsidiaries and specified others involved in delivery of our products and services. The description of the license agreement herein does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the license agreement, which is an exhibit to the registration statement on Form S-1 of which this prospectus forms a part.

This license agreement contains restrictions on use and scope, including as to exclusivity, as well as cross-indemnification provisions.

Time Warner may terminate the agreement if we fail to cure a material breach or other specified breach of the agreement, we become bankrupt or insolvent or if a change of control of us occurs. A change of control occurs upon the earlier of:

•	Time Warner and its affiliates ceasing to beneficially own at least 40% of either our outstanding common stock or our outstanding securities entitled to vote in an election of directors; or

•	Time Warner and its affiliates ceasing to beneficially own at least 60% of our outstanding common stock or our outstanding securities entitled to vote in the election of directors, and Time Warner determines in good faith that it no longer has the power to direct our management and policies.

Road Runner Brand License Agreement

In connection with the TWE Restructuring, we entered into a license agreement with WCI. WCI granted us a perpetual, royalty-free license to use, in the United States and its territories and possessions and in Canada, the “Road Runner” mark and copyright and some of the related marks. We may use the Road Runner licensed marks in connection with high-speed data services and other services ancillary to those services, and on marketing materials, promotional products, portals and equipment and software. The license is exclusive regarding high-speed data services, ancillary broadband services and equipment and software. The license is non-exclusive regarding promotional products and portals. WCI is prohibited from licensing to third parties the right to use these marks in connection with DSL, dial-up or direct broadcast satellite technologies in the United States, its territories and possession, or in Canada. The description of the Road Runner license agreement herein does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Road Runner license agreement, which is an exhibit to the registration statement on Form S-1 of which this prospectus forms a part.

We may extend these rights to our subsidiaries and specified others involved in delivery of our products and services. This license agreement contains restrictions on use and scope, including quality control standards, as well as cross-indemnification provision. WCI may terminate the agreement if we fail to cure a material breach or other specified breach of the agreement, if we become bankrupt or insolvent or if a change of control of us occurs. A change of control occurs upon the earlier of:

•	Time Warner and its affiliates ceasing to beneficially own at least 40% of either our outstanding common stock or our outstanding securities entitled to vote in an election of directors; or

•	Time Warner and its affiliates ceasing to beneficially own at least 60% of our outstanding common stock or our outstanding securities entitled to vote in the election of directors, and Time Warner determines in good faith that it no longer has the power to direct our management and policies.

TWE Intellectual Property Agreement

As part of the TWE Restructuring, TWE entered into an intellectual property agreement (the “TWE Intellectual Property Agreement”) with WCI that allocated to TWE intellectual property relating to the cable business and allocated to WCI intellectual property relating to the non-cable business, primarily content-related assets, such as HBO assets and Warner Bros. Studio assets. The agreement also provided for cross licenses between TWE and WCI so that each may continue to use intellectual property that each was respectively using at the time of the TWE Restructuring. Under the TWE Intellectual Property Agreement, each of TWE and WCI granted the other a non-exclusive, fully paid up, worldwide, perpetual, non-sublicensable (except to affiliates), non-assignable (except to affiliates), royalty free and irrevocable license to use the intellectual property covered by the TWE Intellectual Property Agreement. In addition, both TWE and WCI granted each other sublicenses to use intellectual property licensed to either by third parties that were being used at the time of the TWE Restructuring. The description of the TWE Intellectual Property Agreement herein does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the TWE Intellectual Property Agreement, which is an exhibit to the registration statement on Form S-1 of which this prospectus forms a part.

TWI Cable Intellectual Property Agreement

Prior to the TWE Restructuring, TWI Cable entered into an intellectual property agreement (the “TWI Cable Intellectual Property Agreement”) with WCI with substantially the same terms as the TWE Intellectual Property Agreement. The TWI Cable Intellectual Property Agreement allocated to WCI intellectual property related to the cable business and allocated to TWI Cable intellectual property related to the non-cable business. As part of the TWE Restructuring, WCI then assigned to us the cable-related intellectual property assets it received under that agreement. These agreements make us the beneficiary of cross licenses to TWI Cable intellectual property related to the non-cable business, on substantially the same terms as those described above. In connection with the TWI Cable Intellectual Property Agreement, TW Cable and WCI executed and delivered assignment agreements in substantially the same form as those executed in connection with the TWE Intellectual Property Agreement.

Tax Matters Agreement

We are party to a tax matters agreement with Time Warner that governs our inclusion in any Time Warner consolidated, combined or unitary group for federal and state tax purposes for taxable periods beginning on and after the date of the TWE Restructuring.

Under the tax matters agreement, for each year we are included in the Time Warner consolidated group for federal income tax purposes, we have agreed to make periodic payments, subject to specified adjustments, to Time Warner based on the applicable federal income tax liability that we and our affiliated subsidiaries would have had for each taxable period if we had not been included in the Time Warner consolidated group. Time Warner agreed to reimburse us, subject to specified adjustments, for the use of tax items, such as net operating losses and tax credits attributable to us or an affiliated subsidiary, to the extent that these items are applied to reduce the taxable income of a member of the Time Warner consolidated group other than us or one of our subsidiaries. Similar provisions apply to any state income, franchise or other tax returns filed by any Time Warner consolidated, combined or unitary group for each year we are included in such consolidated, combined or unitary group for any state income, franchise or other tax purposes.

Under applicable United States Treasury Department regulations, each member of a consolidated group filing consolidated federal income tax returns is severally liable for the federal income tax liability of each other member of the consolidated group. Similar rules apply with respect to members of combined or unitary groups for state tax purposes.

If we ceased to be a member of the Time Warner consolidated group for federal income tax purposes, we would continue to have several liability for the federal income tax liability of the Time Warner consolidated group for all taxable years, or portions of taxable years, during which we were a member of the Time Warner consolidated group. In addition, we would have several liability for some state income taxes of groups with which we file or have filed combined or unitary state tax returns. Although Time Warner has indemnified us against this several liability, we would be liable in the event that this federal and/or state liability was incurred but not discharged by Time Warner or any member of the relevant consolidated, combined or unitary group.

The description of the tax matters agreement herein does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the tax matters agreement, which is an exhibit to the registration statement on Form S-1 of which this prospectus forms a part.

The income tax benefits and provisions, related tax payments, and current and deferred tax balances have been prepared as if we operated as a stand-alone taxpayer for all periods presented in accordance with the tax matters agreement. Income taxes are provided using the liability method required by FASB Statement No. 109, Accounting for Income Taxes. Under this method, income taxes (i.e., deferred tax assets, deferred tax liabilities, taxes currently payable/refunds receivable and tax expense) are recorded based on amounts refundable or payable in the current year and include the results of any difference between GAAP accounting and tax reporting. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. During the years ended December 31, 2005 and 2003, we made cash tax payments to Time Warner of $546 million and $215 million, respectively. During the year ended December 31, 2004, we received cash tax refunds, net of cash tax payments, from Time Warner of $23 million.

Other Transactions

On December 31, 2003, in conjunction with the restructuring by Time Warner of Interactive Video Group (“IVG”), we entered into a stock purchase agreement with a subsidiary of Time Warner to purchase all of the outstanding stock of IVG at a purchase price of $7.5 million. IVG was established by Time Warner in 2001 to accelerate the growth of interactive television and to develop certain advanced cable services. Our consolidated financial statements have been restated to include the historical operations of IVG for all periods presented because the transfer of IVG to us was a transfer of assets under common control by Time Warner.

For a description of our other partnerships and certain of our joint ventures, the most significant of which is TKCCP, see “Our Operating Partnerships and Joint Ventures” and “Management’s Discussion and Analysis of Results of Operations and Financial Condition.”

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of our capital stock does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of Delaware law and our restated certificate of incorporation and by-laws, copies of which are exhibits to the registration statement of which this prospectus forms a part.

As of September 15, 2006, there were two holders of record of our Class A common stock and one holder of record of our Class B common stock.

Common Stock

Common stock authorized and outstanding.  We are authorized to issue up to 20 billion shares of Class A common stock, par value $0.01 per share, and 5 billion shares of Class B common stock, par value $0.01 per share. As of September 15, 2006, 901,913,430 shares of our Class A common stock and 75,000,000 shares of our Class B common stock were issued and outstanding. Time Warner currently indirectly holds approximately 84.0% of our outstanding common stock, including 82.7% of our outstanding Class A common stock and all outstanding shares of our Class B common stock.

Voting.  Each share of Class A common stock votes as a single class with respect to the election of Class A directors. Class A directors must represent between one-sixth and one-fifth of our directors (and in any event no fewer than one). There are currently two Class A directors. Each share of Class B common stock votes as a single class with respect to the election of Class B directors. Class B directors must represent between four-fifths and five-sixths of our directors. There are currently eight Class B directors. Under our restated certificate of incorporation, the composition of our board of directors must satisfy the applicable requirements of the NYSE and at least 50% of the members of our board of directors must be independent for three years following the closing of the Adelphia Acquisition.

Except as described above and otherwise provided by applicable law, each share of Class B common stock issued and outstanding has ten votes on any matter submitted to a vote of our stockholders, and each share of Class A common stock issued and outstanding has one vote on any matter submitted to a vote of stockholders. The Class B common stock is not convertible into Class A common stock. The Class A common stock and the Class B common stock will vote together as a single class on all matters submitted to a vote of stockholders except with respect to the election of directors and except in connection with the matters described below. Time Warner controls approximately 90.6% of the vote in matters where the Class A common stock and the Class B common stock vote together as a single class and 82.7% of the vote of the Class A common stock in any other vote. In addition to any other vote or approval required, the approval of the holders of a majority of the voting power of the then-outstanding shares of Class A common stock held by persons other than any member of the Time Warner Group will be necessary in connection with:

•	any merger, consolidation or business combination in which the holders of Class A common stock do not receive per share consideration identical to that received by the holders of Class B common stock (other than with respect to voting power) or which would adversely affect the Class A common stock relative to the Class B common stock;

•	any change to the restated certificate of incorporation that would have a material adverse effect on the rights of the holders of the Class A common stock in a manner different from the effect on the holders of the Class B common stock;

•	through and until the fifth anniversary of the Adelphia Closing, any change to provisions of our by-laws concerning restrictions on transactions between us and Time Warner and its affiliates;

•	any change to the provisions of the restated certificate of incorporation that would affect the right of Class A common stock to vote as a class in connection with any of the events discussed above; and

•	through and until the third anniversary of the Adelphia Closing, any change to the restated certificate of incorporation that would alter the number of independent directors on our board of directors.

Dividends.  The holders of Class A common stock and Class B common stock are entitled to receive dividends when, as, and if declared by our board of directors out of legally available funds. Under our restated certificate of incorporation, dividends may not be declared in respect of Class B common stock unless they are declared in the same amount in respect of shares Class A common stock, and vice versa. With respect to stock dividends, holders of Class B common stock must receive Class B common stock while holders of Class A common stock must receive Class A common stock.

Preferred Stock

Under our restated certificate of incorporation, we are authorized to issue up to 1 billion shares of preferred stock. The board of directors is authorized, subject to limitations prescribed by Delaware law, by our restated certificate of incorporation and by the Shareholder Agreement, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors also is authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the voting and other rights of the holders of our common stock, which could have an adverse impact on the market price of Class A common stock. We have no current plan to issue any shares of preferred stock.

Selected Provisions of our Restated Certificate of Incorporation and By-laws and the Delaware General Corporation Law

Board of Directors.  Our restated certificate of incorporation and by-laws provide that the number of directors constituting our board shall be initially set at six, and then fixed from time-to-time by our board of directors, subject to the right of holders of any series of preferred stock that we may issue in the future to designate additional directors. Our restated certificate of incorporation does not provide for cumulative voting in the election of directors. Any vacancy in respect of a director elected by the holders of our Class A Common Stock will be filled by a vote of a majority of the Class A directors then serving and, if there are no Class A directors then serving, by a vote of a majority of all of the directors then serving. Any vacancy in respect of a director elected by the holders of our Class B Common Stock will be filled by a vote of a majority of the Class B directors then serving and, if there are no Class B directors then serving, by a vote of a majority of all of the directors then serving.

Any director elected by the holders of our Class A common stock or Class B common stock, as the case may be, may be removed without “cause” by a majority vote of the class of common stock that elected that director at any annual or special meeting of the stockholders, subject to the provisions of our restated certificate of incorporation and by-laws, or by written consent. In addition, any director may be removed for “cause” as provided for under Delaware law. If a director resigns, is removed from office or otherwise is unable to serve, the remaining directors of the same Class will be entitled to replace that director or, if no directors of the same Class are then serving, by a majority of all directors then serving.

Corporate opportunities.  Our restated certificate of incorporation provides that Time Warner and its affiliates, other than us and our affiliates, which we refer to as the Time Warner Group, and their respective officers, directors and employees do not have a fiduciary duty or any other obligation to share any business opportunities with us and releases all members of the Time Warner Group from any liability that would result from a breach of this kind of obligation. Specifically, our restated certificate of incorporation provides as follows:

•	the Time Warner Group, its officers, directors and employees are not liable to us or our stockholders for breach of a fiduciary duty by reason of its activities with respect to not sharing any investment or business opportunities with us;

•	if any member of the Time Warner Group or its officers, directors and employees, except as provided below, acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both any member or members of the Time Warner Group and our company, such member, or its officers, directors and employees, will have no duty to communicate or offer corporate opportunities to us, will have the right to hold the corporate opportunities for such member or for another person and is not liable for breach of any fiduciary duty as a stockholder of our company because such person pursues or acquires the corporate opportunity for itself, directs the corporate opportunity to another person, or does not communicate information regarding the corporate opportunity to our company; and

•	in the event that an officer or employee of our company who is also a stockholder or employee of any member of the Time Warner Group, is offered a potential transaction or matter which may be a corporate opportunity for both our company and a member of the Time Warner Group and such offer is made expressly to such person in his or her capacity as an officer or employee of our company, then such opportunity belongs to us.

Our restated certificate of incorporation also provides that a director of our company who is chairman of the board of directors or chairman of a committee of our board is not deemed to be an officer of our company by reason of holding that position, unless that person is a full-time employee of ours.

Any person purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and to have consented to the foregoing provisions of our restated certificate of incorporation described above.

Anti-takeover provisions of Delaware law.  In general, section 203 of the Delaware General Corporation Law prevents an interested stockholder, which is defined generally as a person owning 15% or more of the corporation’s outstanding voting stock, of a Delaware corporation from engaging in a business combination (as defined therein) for three years following the date that person became an interested stockholder unless various conditions are satisfied. Under our restated certificate of incorporation, we have opted out of the provisions of section 203. Pursuant to the Shareholder Agreement, we have agreed, for so long as Time Warner has the right to elect a majority of our directors, not to become subject to section 203 or to adopt a stockholders’ rights plan, in each case without obtaining Time Warner’s consent. See “Certain Relationships and Related Transactions—Relationship between Time Warner and Us—Other Time Warner Rights” for a description of the Shareholder Agreement.

Directors’ liability; indemnification of directors and officers.  Our restated certificate of incorporation provides that, to the fullest extent permitted by applicable law, a director will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

The inclusion of this provision in our restated certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against our directors, and may discourage or deter stockholders or us from bringing a lawsuit against our directors for breach of their duty of care, even though such an action, if successful, might benefit us and our stockholders. This provision does not limit or eliminate our rights or those of any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under federal securities laws. In addition, our by-laws provide that we will indemnify each director and officer and may indemnify employees and agents, as determined by our board, to the fullest extent provided by the laws of the State of Delaware.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transactions with or for the benefit of affiliates.  For so long as we are an affiliate of Time Warner, our by-laws prohibit us from entering into, extending, renewing or materially amending the terms of any transaction with Time Warner or any of its affiliates unless that transaction is on terms and conditions substantially as favorable to us as we would be able to obtain in a comparable arm’s-length transaction with a third party negotiated at the same time. If a transaction described in the preceding sentence is expected to involve $50 million or greater over its term, the transaction must be approved by a majority of our independent directors. In addition, during such period, our by-laws prohibit us from entering into any transaction having the intended effect of benefiting any member of the Time Warner Group in a manner that would deprive us of the benefit we would have otherwise obtained if the transaction were to have been effected on arm’s-length terms.

Special meetings of stockholders.  Our by-laws provide that special meetings of our stockholders may be called only by the chairman, the chief executive officer or by a majority of the members of our board of directors.

Subject to the rights of holders of our preferred stock, if any, our stockholders are not permitted to call a special meeting of stockholders, to require that the chairman or chief executive officer call such a special meeting, or to require that the board request the calling of a special meeting of stockholders.

Advance notice requirements for stockholder proposals and director nominations.  Our by-laws establish advance notice procedures for:

•	stockholders to nominate candidates for election as a director; and

•	stockholders to propose topics at annual stockholders’ meetings.

Stockholders must notify the corporate secretary in writing prior to the meeting at which the matters are to be acted upon or the directors are to be elected. The notice must contain the information specified in our restated by-laws. To be timely, the notice must be received at our corporate headquarters not less than 90 days nor more than 120 days prior to the first anniversary of the date of the preceding year’s annual meeting of stockholders. If the annual meeting is advanced by more than 30 days, or delayed by more than 60 days, from the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be received not earlier than the 120th day prior to the annual meeting and not later than the later of the 90th day prior to the annual meeting or the 10th day following the day on which we first notify stockholders of the date of the annual meeting, either by mail or other public disclosure. In the case of a special meeting of stockholders called to elect directors, the stockholder notice must be received not earlier than the 90th day prior to the special meeting and not later than the later of the 60th day prior to the special meeting or the 10th day following the day on which we first notify stockholders of the date of the special meeting, either by mail or other public disclosure. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from nominating candidates for director at an annual or special meeting.

Transfer Agent And Registrar

Upon the offering, the Transfer Agent and Registrar for our Class A common stock will be          .

SHARES ELIGIBLE FOR FUTURE ISSUANCE

There is no established public trading market for our Class A or Class B common stock. There are no outstanding options or warrants to purchase, or securities convertible into our Class A or Class B common stock.

Future sales of substantial amounts of our common stock in the public market, or the perception that substantial sales may occur, could adversely affect the prevailing market price of our Class A common stock. As of September 15, 2006, there were 901,913,430 shares of Class A common stock outstanding and 75,000,000 shares of Class B common stock outstanding. Of these shares,      shares of Class A common stock sold pursuant to this registration statement will be freely transferable without restriction under the Securities Act, except by persons who may be deemed to be our affiliates. It is expected that after this offering any shares held by the selling stockholder will be distributed to Adelphia’s creditors and equity holders pursuant to the exemption from the Securities Act provided by section 1145(a) of the Bankruptcy Code upon confirmation of Adelphia’s Remainder Plan. Any shares distributed by the selling stockholder to Adelphia’s creditor and other equity holders in reliance on the exemption provided by section 1145(a) of the Bankruptcy Code will be freely tradable without restriction or further registration pursuant to the resale provisions of section 1145(b) of the Bankruptcy Code, subject to certain exceptions. Additionally, prior to any distribution of our Class A common stock by the selling stockholder under a Remainder Plan, Adelphia’s creditors may seek to “sell short” or otherwise hedge their interest in the shares of our Class A common stock they may be entitled to receive under a Remainder Plan, which transactions could have an adverse affect on the market price of our Class A common stock. For more information regarding the distribution of shares of our Class A common stock by the selling stockholder see “The Transactions—The TWC Purchase Agreement” and “—The Adelphia Registration Rights and Sale Agreement.”

All the remaining shares of common stock, including shares held by Time Warner and any shares not distributed by Adelphia in its Remainder Plan, may not be sold unless they are registered under the Securities Act or are sold under an exemption from registration, including an exemption contained in Rule 144 under the Securities Act if the holder has complied with the holding period and other requirements of Rule 144 discussed below. Time Warner has demand and piggy-back registration rights with respect to all of the shares of our Class A common stock and Class B common stock that it or its affiliates own. Additionally, the selling stockholder has demand and piggyback rights with respect to the shares it does not sell in this offering and under certain circumstances, we may require the selling stockholder to register for public sale any shares it holds that are not sold in this offering. For more information regarding these registration rights, please see “Certain Relationships and Related Transactions—Relationship between Time Warner and Us—Time Warner Registration Rights Agreement” and “The Transactions—The Adelphia Registration Rights and Sale Agreement.”

In accordance with the terms of the Adelphia Registration Rights and Sale Agreement, if requested by the underwriters, we, our executive officers and directors and ACC are required to enter into customary agreements with underwriters not to dispose of our or their shares of common stock (including the distribution of shares of our Class A common stock by the selling stockholder in accordance with a Remainder Plan) or securities convertible into or exchangeable for shares of common stock for a period of up to 180 days after the completion of this offering.

Beginning 90 days after we become a public company, all shares of our Class A common stock held by Time Warner will be eligible for sale under Rule 144 of the Securities Act, subject to volume and manner of sale limitations, and to the provisions of any lock-up agreements entered into by stockholders in connection with this offering. Beginning on July 31, 2007, the shares of our Class A common stock held by ACC and not offered in this offering will be eligible for sale under Rule 144 of the Securities Act, subject to volume and manner of sale limitations.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our “affiliates,” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1.0% of the then outstanding shares of Class A common stock; or

•	the average weekly trading volume of our Class A common stock on the NYSE during the four calendar weeks before a notice of the sale on Form 144 is filed with the SEC.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

We cannot predict the effect, if any, that market sales of restricted shares or the availability of restricted shares for sale will have on the market price of our Class A common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our Class A common stock and could impair our future ability to raise capital through an offering of our equity securities, as described under “Risk Factors—Risks Factors Relating to Our Class A Common Stock—As a result of the Transactions, a large number of shares of our common stock are or will be eligible for future sale, which could depress the market price of our Class A common stock.”

Following this offering, we intend to file a registration statement on Form S-8 to register 100 million shares of our common stock reserved for issuance under our 2006 Equity Plan. Immediately upon consummation of this offering, no options to purchase our common stock will be issued and outstanding under our 2006 Equity Plan, which is the only equity plan we have in place.

CERTAIN U.S. FEDERAL TAX CONSEQUENCES

The following summary describes the material U.S. federal income tax and estate tax consequences of the ownership and disposition of shares of our Class A common stock purchased pursuant to this offering by a Holder that is a non-U.S. Holder as we define that term below. This summary does not address all aspects of U.S. federal income or estate taxation that may be relevant to a non-U.S. Holder’s decision to purchase shares of Class A common stock and is limited to persons that will hold the shares of Class A common stock as “capital assets” (generally, property held for investment) within the meaning of the section 1221 of the Tax Code. In addition, this summary does not deal with foreign, state and local tax consequences that may be relevant to non-U.S. Holders in light of their personal circumstances. This summary does not address the tax treatment of special classes of non-U.S. Holders, such as banks and certain other financial institutions, insurance companies, tax-exempt entities, broker-dealers, partnerships (including any entity treated as a partnership for U.S. federal income tax purposes) or other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” persons holding our Class A common stock as part of a hedging or conversion transaction or as part of a “straddle” or other integrated transaction, persons subject to the alternative minimum tax, real estate investment trusts, regulated investment companies, traders in securities that elect to mark to market, or U.S. expatriates. Furthermore, the discussion below is based upon the provisions of the Tax Code, U.S. Treasury regulations, judicial opinions, published positions of the IRS and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to differing interpretations or change, possibly with retroactive effect, which could result in federal tax consequences that are materially different from those discussed below. We have not sought, and will not seek, any ruling from the IRS or opinion of counsel with respect to the tax consequences discussed in this prospectus. Consequently, the IRS may disagree with or challenge any of the tax consequences discussed in this prospectus.

We urge you to consult your own tax advisor concerning the U.S. federal, state or local income tax and federal, state or local estate tax consequences of your ownership and disposition of shares of our Class A common stock in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction or under any applicable tax treaty.

As used in this discussion, a “non-U.S. Holder” means a beneficial owner of shares of Class A common stock who is not, for U.S. tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, including any entity treated as a corporation for U.S. tax purposes, created or organized in or under the laws of the United States, any State of the United States or any political subdivision of such State, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust; or (2) has validly elected to be treated as a U.S. person for U.S. federal income tax purposes under applicable Treasury regulations.

The test for whether an individual is a resident of the United States for U.S. federal estate tax purposes differs from the test used for U.S. federal income tax purposes.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) or other pass-through entity holds our shares, the tax treatment of a partner in or owner of the partnership or pass-through entity will generally depend upon the status of the partner or owner and the activities of the partnership or pass-through entity. If you are a partner or owner of a partnership or other pass-through entity that is considering holding shares, you should consult your tax advisor.

Payment of Dividends

We do not presently anticipate paying cash dividends on shares of our Class A common stock. For more information, please see “Dividend Policy.” If dividends are paid on shares of our Class A common stock, however, these dividends will generally be subject to withholding of U.S. federal income tax at a rate of 30% of the gross amount, or any lower rate that may be specified by an applicable income tax treaty if we have received proper certification of the application of that income tax treaty. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

Dividends that are effectively connected with a non-U.S. Holder’s conduct of a trade or business in the U.S. or, if provided in an applicable income tax treaty, dividends that are attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by the non-U.S. Holder in the U.S., are not subject to U.S. withholding tax, but are instead taxed on a net income basis at graduated tax rates in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax, provided that the non-U.S. Holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the U.S. may be subject to a branch profits tax at a 30% rate, or any lower rate as may be specified in an applicable income tax treaty.

Sale or Exchange

A non-U.S. Holder will generally not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale, exchange or other disposition of shares of Class A common stock unless any one of the following is true:

•	the gain is effectively connected with the non-U.S. Holder’s conduct of a trade or business in the United States and, if an applicable tax treaty applies, is attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by the non-U.S. Holder in the United States, in which case, the branch profits tax discussed above may also apply if the non-U.S. Holder is a corporation;

•	a non-U.S. Holder, who is an individual, is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition and some additional conditions are met; or

•	the Foreign Investment in Real Property Tax Act, or “FIRPTA,” rules apply because (1) our Class A common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the period during which you hold our Class A common stock or the five-year period ending on the date on which you dispose of shares of our Class A common stock; and (2) assuming that our Class A common stock constitutes a U.S. real property interest and is treated as regularly traded on an established securities market (within the meaning of applicable Treasury regulations), the non-U.S. Holder held, directly or indirectly, at any time within the five-year period preceding the disposition, more than 5% of our Class A common stock.

We believe that we are not currently and do not anticipate becoming a United States real property holding corporation. However, since the determination of United States real property holding corporation status in the future will be based upon the composition of our assets from time to time and there are uncertainties in the application of certain relevant rules, we may become a United States real property holding corporation in the future.

Individual non-U.S. Holders who are subject to U.S. tax because the holder was present in the U.S. for 183 days or more during the year of disposition are taxed on their gains, including gains from the sale of shares of our Class A common stock and net of applicable U.S. losses from sale or exchanges of other capital assets incurred during the year, at a flat rate of 30%. Other non-U.S. Holders who may be subject to U.S. federal income tax on the disposition of our Class A common stock will be taxed on such disposition on a net income basis at graduated tax rates in the manner applicable to U.S. persons. In addition, if any of this gain is taxable because we are a United States real property holding corporation and the selling holder’s ownership of our Class A common stock exceeds 5%, the buyer of our Class A common stock may be required to withhold a tax equal to 10% of the amount realized on the sale.

Federal Estate Tax

Shares of Class A common stock owned or treated as owned by an individual who is not a U.S. citizen or resident for U.S. federal estate tax purposes will be included in that holder’s estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Under an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. Holder resides or is established.

The gross amount of dividends paid to a non-U.S. Holder that fails to certify its non-U.S. Holder status in accordance with applicable U.S. Treasury regulations or to otherwise establish an applicable exemption generally will be reduced by backup withholding tax imposed at a rate of 28% in 2006.

The payment of the proceeds of the disposition of Class A common stock by a non-U.S. Holder to or through the U.S. office of a broker generally will be reported to the IRS and reduced by backup withholding unless the non-U.S. Holder either certifies its status as a non-U.S. Holder in accordance with applicable U.S. Treasury regulations or otherwise establishes an exemption and the broker has no actual knowledge, or reason to know, to the contrary. The payment of the proceeds on the disposition of Class A common stock by a non-U.S. Holder to or through a non-U.S. office of a broker generally will not be reduced by backup withholding or reported to the IRS. If, however, the broker is a U.S. person or has specified connections with the United States, unless some conditions are met, the proceeds from that disposition generally will be reported to the IRS, but not reduced by backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the non-U.S. Holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS. Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them and the availability and procedure for obtaining an exemption from backup withholding under current U.S. Treasury regulations.

The above discussion is included for general information only. You should consult your tax advisor with respect to the U.S. federal income tax and federal estate tax consequences of the ownership and disposition of our Class A common stock, as well as the application and effect of the laws of any state, local, foreign or other taxing jurisdiction.

PLAN OF DISTRIBUTION

The selling stockholder may only sell the shares of common stock covered by this prospectus in a single firm commitment underwritten offering. In accordance with the Adelphia Registration Rights and Sale Agreement, the selling stockholder will act with us and the underwriters in deciding the timing of the sale of the common stock covered by this prospectus and will consult with us in making decisions with the underwriters on the pricing of the common stock covered by this prospectus.

We are required, under the Adelphia Registration Rights and Sale Agreement relating to the shares of our common stock being sold under this prospectus, to enter into customary underwriting agreements in connection with the sale of the shares of common stock under this prospectus, subject to some limitations. For more information regarding the Adelphia Registration Rights and Sale Agreement, see “The Transactions—The Adelphia Registration Rights and Sale Agreement.” The specific terms of any such underwriting agreement will be disclosed in a supplement to this prospectus filed with the SEC under Rule 424(b) under the Securities Act, or, if appropriate, a post-effective amendment to the registration statement of which this prospectus forms a part.

The aggregate proceeds to the selling stockholder from the sale of the shares offered by it will be the purchase price of the shares less discounts and commissions, if any. The selling stockholder will be responsible for underwriting discounts and commissions. We will not receive any of the proceeds from the sale of the shares of common stock covered by this prospectus.

The shares to be sold, the respective purchase prices and public offering prices, the names of any underwriter, and any applicable commissions or discounts with respect to this offering will be set forth in a prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

We have agreed to indemnify the selling stockholder and its directors, officers and controlling persons against certain liabilities, including specified liabilities under the Securities Act, or to contribute with respect to payments which the selling stockholder may be required to make in respect of such liabilities. The selling stockholder has agreed to indemnify us for liabilities arising under the Securities Act with respect to written information furnished to us by it or to contribute with respect to payments in connection with such liabilities. Additionally, we expect that we and the selling stockholder will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and will agree to contribute payments the underwriters may be required to make because of those liabilities.

We have agreed to pay all of the costs, fees and expenses incident to our registration of the selling stockholder’s common stock, excluding any legal fees of the selling stockholder, certain expenses and commissions, fees and discounts of underwriters.

Under the Adelphia Registration Rights and Sale Agreement, we agreed to use our commercially reasonable efforts to keep the registration statement of which this prospectus is a part continuously effective, subject to customary suspension periods, until (1) the shares offered in this prospectus are sold in a firm commitment underwritten offering or (2) three months (six months under certain limited circumstances) after the registration statement of which this prospectus forms a part is first declared effective.

Our obligation to keep the registration statement to which this prospectus relates effective is subject to specified, permitted exceptions. In these cases, we may suspend the offer and sale of the shares of common stock pursuant to the registration statement to which this prospectus relates.

In accordance with the terms of the Adelphia Registration Rights and Sale Agreement, if requested by the underwriters, we, our executive officers and directors and the selling stockholder are required to enter into customary agreements with underwriters not to dispose of our or their shares of common stock or securities convertible into or exchangeable for shares of common stock for a period of up to 180 days after the completion of the offering of the stock covered by this prospectus.

Prior to this offering, there has been no public market for our common stock. In accordance with the terms of the Adelphia Registration Rights and Sale Agreement, the initial public offering price for the shares will be determined by the selling stockholder, following consultation with us and in accordance with the recommendations of the underwriters. Among the factors that we expect to be considered in determining the initial public offering price will be our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

We intend to apply to have our Class A common stock approved for listing on the NYSE under the symbol “TWC.”

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York will pass upon the validity of the Class A common stock offered by this prospectus for us.

EXPERTS

Ernst & Young LLP, an independent registered public accounting firm, has audited our consolidated financial statements and schedule at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

The consolidated financial statements of ACC as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to Adelphia’s ability to continue as a going concern as described in Note 2 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The Special-Purpose Combined Carve-Out Financial Statements of the Los Angeles, Dallas & Cleveland Cable System Operations (A Carve-Out of Comcast Corporation) as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 included in this prospectus and registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to a discussion of this basis of presentation of the combined financial statements) and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the Class A common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our Class A common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit. You may read and copy any materials we file with the SEC, including the registration statement, at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549.

You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s World Wide Web address is www.sec.gov.

As a result of this offering, we will become subject to the full information requirements of the Exchange Act. We will fulfill our obligations with respect to these requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Time Warner Cable Inc.
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheet as of December 31, 2005 and 2004	F-3
Consolidated Statement of Operations for the years ended December 31, 2005, 2004 and 2003	F-4
Consolidated Statement of Cash Flows for the years ended December 31, 2005, 2004 and 2003	F-5
Consolidated Statement of Shareholders’ Equity for the years ended December 31, 2005, 2004 and 2003	F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Consolidated Financial Statements
Consolidated Balance Sheet as of June 30, 2006 and December 31, 2005	F-45
Consolidated Statement of Operations for the three months and six months ended June 30, 2006 and 2005	F-46
Consolidated Statement of Cash Flows for the six months ended June 30, 2006 and 2005	F-47
Consolidated Statement of Shareholders’ Equity for the six months ended June 30, 2006 and 2005	F-48
Notes to Consolidated Financial Statements	F-49
Adelphia Communications Corporation
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-71
Consolidated Balance Sheets at December 31, 2005 and 2004	F-72
Consolidated Statements of Operations for the years ended December 31, 2005, 2004 and 2003	F-73
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2005, 2004 and 2003	F-76
Consolidated Statements of Stockholders’ Deficit for the years ended December 31, 2005, 2004 and 2003	F-77
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003	F-78
Notes to Consolidated Financial Statements	F-79
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of June 30, 2006 and December 31, 2005	F-146
Condensed Consolidated Statements of Operations for the three months and six months ended June 30, 2006 and 2005	F-147
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2006 and 2005	F-149
Notes to Condensed Consolidated Financial Statements	F-150
Comcast Corporation
Audited Special Purpose Combined Carve-Out Financial Statements of the Los Angeles, Dallas and Cleveland Cable System Operations (A Carve-Out of Comcast Corporation)
Report of Independent Registered Public Accounting Firm	F-189
Combined Balance Sheets as of December 31, 2005 and 2004	F-190
Combined Statements of Operations for the years ended December 31, 2005, 2004 and 2003	F-191
Combined Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003	F-192
Combined Statements of Invested Equity for the years ended December 31, 2005, 2004 and 2003	F-193
Notes to Special Purpose Combined Carve-Out Financial Statements	F-194
Unaudited Special Purpose Combined Carve-Out Financial Statements of the Los Angeles, Dallas and Cleveland Cable System Operations (A Carve-Out of Comcast Corporation)
Combined Balance Sheets as of June 30, 2006 and December 31, 2005	F-208
Combined Statements of Operations for the three months and six months ended June 30, 2006 and 2005	F-209
Combined Statements of Cash Flows for the six months ended June 30, 2006 and 2005	F-210
Notes to Special Purpose Combined Carve-Out Financial Statements	F-211

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Time Warner Cable Inc.

We have audited the accompanying consolidated balance sheet of Time Warner Cable Inc. (“the Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the Financial Statement Schedule II listed in the index at Item 16(b). These financial statements and the schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Time Warner Cable Inc. at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Notes 1 and 3, the Company adopted Financial Accounting Standards Board Statement No. 123R, Share-Based Payment, as of January 1, 2006 using the modified-retrospective application method.

As discussed in Note 1, the Company has restated its consolidated balance sheet as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005.

/s/ Ernst & Young LLP
Charlotte, North Carolina
February 23, 2006
Except as to the Restatement of Prior Financial Information section in
Note 1, and the Company’s adoption of FAS123R as discussed in Notes 1 and 3, as to which the date is September 8, 2006.

TIME WARNER CABLE INC.

CONSOLIDATED BALANCE SHEET

	As of December 31,
	2005	2004
	(recast)
	(restated, in millions)

Assets
Current assets:
Cash and cash equivalents	$12	$102
Receivables, less allowances of $57 million in 2005 and $53 million in 2004	412	356
Receivables from affiliated parties	8	28
Other current assets	54	37

Total current assets	486	523
Investments	1,964	1,938
Property, plant and equipment, net	8,886	8,474
Goodwill	1,906	1,921
Other intangible assets subject to amortization, net	159	222
Other intangible assets not subject to amortization	29,883	29,755
Other assets	393	305

Total assets	$43,677	$43,138

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$223	$283
Deferred revenue and subscriber related liabilities	94	100
Payables to affiliated parties	173	146
Accrued programming expense	323	309
Other current liabilities	883	800

Total current liabilities	1,696	1,638
Long-term debt	4,463	4,898
Mandatorily redeemable preferred equity of a subsidiary	2,400	2,400
Deferred income tax obligations, net	12,469	12,866
Long-term payables to affiliated parties	55	95
Other liabilities	256	235
Minority interests	1,007	967
Commitments and contingencies (Note 13)
Mandatorily redeemable Class A Common Stock, $0.01 par value, 43 million shares issued and outstanding as of December 31, 2005; 48 million shares issued and outstanding as of December 31, 2004	984	1,065
Shareholders’ equity
Class A Common Stock, $0.01 par value, 882 million shares issued and outstanding as of December 31, 2005; 877 million shares issued and outstanding as of December 31, 2004	9	9
Class B Common Stock; $0.01 par value; 75 million shares issued and outstanding as of December 31, 2005 and 2004	1	1
Paid-in-capital	18,068	17,945
Accumulated other comprehensive loss, net	(7)	(4)
Retained earnings	2,276	1,023

Total shareholders’ equity	20,347	18,974

Total liabilities and shareholders’ equity	$43,677	$43,138

The accompanying notes are an integral part of the consolidated financial statements.

TIME WARNER CABLE INC.

CONSOLIDATED STATEMENT OF OPERATIONS

	Year ended December 31,
	2005	2004	2003
	(recast)
	(restated, in millions,
	except per share amounts)

Revenues
Subscriptions:
Video	$6,537	$6,180	$5,810
High-speed data	2,145	1,760	1,422
Digital Phone	282	29	1
Advertising	534	515	466

Total revenues(a)	9,498	8,484	7,699
Costs and expenses:
Costs of revenues(a)(b)	4,211	3,714	3,339
Selling, general and administrative expenses(a)(b)	1,626	1,538	1,438
Merger-related and restructuring costs	42	—	15
Depreciation	1,588	1,438	1,403
Amortization	76	76	58

Total costs and expenses	7,543	6,766	6,253

Operating Income	1,955	1,718	1,446
Interest expense, net(a)	(464)	(465)	(492)
Income from equity investments, net	43	41	33
Minority interest expense, net	(70)	(62)	(62)
Other income	1	11	—

Income before income taxes and discontinued operations	1,465	1,243	925
Income tax provision	(212)	(517)	(384)

Income before discontinued operations	1,253	726	541
Income from discontinued operations, net of tax	—	—	123

Net income	$1,253	$726	$664

Income per common share before discontinued operations	$1.25	$0.73	$0.57
Discontinued operations	—	—	0.13

Net income per common share	$1.25	$0.73	$0.70

Weighted average common shares outstanding	1,000	1,000	955

(a)	Includes the following income (expenses) resulting from transactions with related companies:

	Year ended December 31,
	2005	2004	2003
	(In millions)

Revenues	$109	$115	$125
Costs of revenues	(685)	(668)	(631)
Selling, general and administrative	24	23	5
Interest expense, net	(158)	(168)	(135)

(b)	Costs of revenues and selling, general and administrative expenses exclude depreciation.

The accompanying notes are an integral part of the consolidated financial statements.

TIME WARNER CABLE INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended December 31,
	2005	2004	2003
	(recast)
	(restated, in millions)

Operating activities:
Net income(a)	$1,253	$726	$664
Adjustments for non-cash and non-operating items:
Depreciation and amortization	1,664	1,514	1,461
Income from equity investments	(43)	(41)	(33)
Minority interest expense, net	70	62	62
Deferred income taxes	(397)	465	(512)
Equity-based compensation	53	70	97
Changes in operating assets and liabilities:
Receivables	(7)	42	67
Accounts payable and other liabilities	43	(21)	144
Other changes	(96)	(156)	105
Adjustments relating to discontinued operations	—	—	73

Cash provided by operating activities	2,540	2,661	2,128

Investing activities:
Capital expenditures	(1,975)	(1,712)	(1,637)
Investments and acquisitions	(162)	(107)	(146)
Proceeds from disposal of property, plant and equipment	5	3	10
Cash used by investing activities of discontinued operations	—	—	(157)

Cash used by investing activities	(2,132)	(1,816)	(1,930)

Financing activities:
Repayments, net of borrowings(b)	(468)	(1,059)	(720)
(Distributions) contributions to owners, net	(30)	(13)	22
Cash used by financing activities of discontinued operations	—	—	(39)

Cash used by financing activities	(498)	(1,072)	(737)

Decrease in cash and cash equivalents	(90)	(227)	(539)
Cash and cash equivalents at beginning of period	102	329	868

Cash and cash equivalents at end of period	$12	$102	$329

(a)	Includes income from discontinued operations of $123 million for the year ended December 31, 2003.

(b)	The Company had no new borrowings in 2005. Gross borrowings and repayments were $1.295 billion and $2.349 billion, respectively, for the year ended December 31, 2004. Gross borrowings and repayments subsequent to the restructuring of Time Warner Entertainment Company, L.P. were $2.575 billion and $2.730 billion, respectively, for the nine months ended December 31, 2003.

The accompanying notes are an integral part of the consolidated financial statements.

TIME WARNER CABLE INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

	Attributed	Common	Paid-in-	Retained
	Net Assets	Stock	Capital	Earnings	Total
	(recast)
	(restated, in millions)

Balance at December 31, 2002(a)	$28,342	$8	$—	$—	$28,350
Net income	249	—	—	—	249
Foreign currency translation adjustments	30	—	—	—	30
Realized and unrealized losses on equity derivative financial instruments (net of $1 million tax benefit)	1	—	—	—	1
Unrealized gains on marketable securities (net of $1 million tax provision)	(1)	—	—	—	(1)

Comprehensive income	279	—	—	—	279
Allocation of purchase price in connection with the restructuring of the Time Warner Entertainment Company, L.P	3,242	—	—	—	3,242
Distribution of non-cable businesses of Time Warner Entertainment Company, L. P. to a subsidiary of Time Warner Inc.(b)	(14,699)	—	—	—	(14,699)
Conversion of partners’ capital to mandatorily redeemable preferred equity in connection with the Time Warner Entertainment Company, L.P. restructuring	(2,400)	—	—	—	(2,400)
Allocations from Time Warner Inc. and other, net(c)	2,328	—	—	—	2,328
Conversion of attributed net assets into paid-in capital and retained earnings in connection with the restructuring of Time Warner Entertainment Company, L.P	(17,092)	2	17,281	(191)	—

Balance at March 31, 2003	—	10	17,281	(191)	17,100
Net income	—	—	—	415	415
Reversal of minimum pension liability (net of $47 million tax benefit)	—	—	—	70	70

Comprehensive income	—	—	—	485	485
Allocations from Time Warner Inc. and other, net(c)	—	—	1,683	—	1,683

Balance at December 31, 2003	—	10	18,964	294	19,268
Net income	—	—	—	726	726
Minimum pension liability adjustment (net of $1 million tax benefit)	—	—	—	(1)	(1)

Comprehensive income	—	—	—	725	725
Reclassification of 48 million shares of Class A Common Stock to mandatorily redeemable Class A Common Stock at fair value(d)	—	—	(1,065)	—	(1,065)
Allocations from Time Warner Inc. and other, net(c)	—	—	46	—	46

Balance at December 31, 2004	—	10	17,945	1,019	18,974
Net income	—	—	—	1,253	1,253
Minimum pension liability adjustment (net of $2 million tax benefit)	—	—	—	(3)	(3)

Comprehensive income	—	—	—	1,250	1,250
Adjustment to mandatorily redeemable Class A Common Stock(d)	—	—	81	—	81
Allocations from Time Warner Inc. and other, net(c)	—	—	42	—	42

Balance at December 31, 2005	$—	$10	$18,068	$2,269	$20,347

(a)	Attributed net assets at December 31, 2002 reflect a cumulative adjustment in connection with the restatement due to a decrease in earnings of $121 million (Note 1).

(b)	Amount includes the accumulated other comprehensive income of the non-cable businesses of Time Warner Entertainment Company, L.P. (“TWE”) of $3 million, net of tax.

(c)	Prior to the restructuring of TWE completed on March 31, 2003, the amount represents the allocation of certain assets and liabilities (primarily debt and tax related balances) from Time Warner Inc. to Time Warner Cable Inc. and the reclassification of certain historical related party accounts between Time Warner Inc. and Time Warner Cable Inc. that were settled as part of the restructuring of TWE. For periods subsequent to the restructuring of TWE, the amount represents a change in the Company’s accrued liability payable to Time Warner Inc. for vested employee stock options, as well as amounts pursuant to stock option plans.

(d)	Refer to Note 2 for discussion of the Tolling and Optional Redemption Agreement and the related Alternate Tolling and Optional Redemption Agreement with Comcast Corporation.

The accompanying notes are an integral part of the consolidated financial statements.

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Restatement of Prior Financial Information, Description of Business and Basis of Presentation

Restatement of Prior Financial Information

As previously disclosed by our parent company, Time Warner Inc. (“Time Warner”), the Securities and Exchange Commission (“SEC”) had been conducting an investigation into certain accounting and disclosure practices of Time Warner. On March 21, 2005, Time Warner announced that the SEC had approved Time Warner’s proposed settlement, which resolved the SEC’s investigation of Time Warner. Under the terms of the settlement with the SEC, Time Warner agreed, without admitting or denying the SEC’s allegations, to be enjoined from future violations of certain provisions of the securities laws and to comply with the cease-and-desist order issued by the SEC to AOL LLC (formerly America Online, Inc., “AOL”), a subsidiary of Time Warner, in May 2000. Time Warner also agreed to appoint an independent examiner, who was to either be or hire a certified public accountant. The independent examiner was to review whether Time Warner’s historical accounting for certain transactions (as well as any subsequent amendments) with 17 counterparties identified by the SEC staff, principally involving online advertising revenues and including three cable programming affiliation agreements with related online advertising elements, was appropriate, and provide a report to Time Warner’s Audit and Finance Committee of its conclusions, originally within 180 days of being engaged. The transactions that were to be reviewed were entered into (or amended) between June 1, 2000 and December 31, 2001, including subsequent amendments thereto, and involved online advertising and related transactions for which the majority of the revenue was recognized by Time Warner before January 1, 2002.

The independent examiner began his review in June 2005 and, after several extensions of time, recently completed that review, in which he concluded that certain of the transactions under review with 15 counterparties, including three cable programming affiliation agreements with advertising elements, had been accounted for improperly because the historical accounting did not reflect the substance of the arrangements. Under the terms of its SEC settlement, Time Warner is required to restate any transactions that the independent examiner determined were accounted for improperly. Accordingly, on August 15, 2006, Time Warner determined it would restate its consolidated financial results for each of the years ended December 31, 2000 through December 31, 2005 and for the six months ended June 30, 2006. In addition, Time Warner Cable Inc. (“TWC” or the “Company”) determined it would restate its consolidated financial results for the years ended December 31, 2001 through December 31, 2005 and for the six months ended June 30, 2006. The financial statements presented herein reflect the impact of the adjustments being made in the Company’s financial results.

The three TWC transactions are ones in which TWC entered into cable programming affiliation agreements at the same time it committed to deliver (and did subsequently deliver) network and online advertising services to those same counterparties. Total advertising revenue recognized by TWC under these transactions was approximately $274 million (approximately $134 million in 2001 and approximately $140 million in 2002). Included in the $274 million was $37 million related to operations that have been subsequently classified as discontinued operations. In addition to reversing the recognition of revenue, based on the independent examiner’s conclusions, the Company has recorded corresponding reductions in the cable programming costs over the life of the related cable programming affiliation agreements (which range from 10 to 12 years) that were acquired contemporaneously with the execution of the advertising agreements. This has the effect of increasing earnings beginning in 2003 and continuing through future periods.

The net effect of restating these transactions is that TWC’s net income was reduced by approximately $60 million in 2001 and $61 million in 2002 and was increased by approximately $12 million in each of 2003, 2004 and 2005.

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Restatement of Prior Financial Information, Description of Business and Basis of Presentation (Continued)

Details of the impact of the restatement in the accompanying consolidated statement of operations are as follows:

	Year ended December 31,
	2005	2004	2003
	(In millions, except per share amounts)

Advertising Revenues—decrease	$—	$—	$—
Costs of revenues—decrease	20	20	20

Operating income—increase	20	20	20
Income from equity investments, net—increase	1	1	1
Minority interest expense, net—increase	(1)	(1)	(1)

Income before income taxes and discontinued operations—increase	20	20	20
Income tax provision—increase	(8)	(8)	(8)

Net income—increase	$12	$12	$12

Income per common share before discontinued operations—increase	$0.02	$0.02	$0.02
Net income per common share—increase	$0.01	$0.01	$0.01

At December 31, 2005 and 2004, the impact of the restatement on Total Assets was a decrease of $25 million and $26 million, respectively, and the impact of the restatement on Total Liabilities was an increase of $60 million and $71 million, respectively. In addition, the impact of the restatement on Attributed Net Assets at December 31, 2002 was due to a decrease in earnings of $121 million. While the restatement resulted in changes in the classification of cash flows within cash provided by operating activities, it has not impacted total cash flows during the periods. Certain of the footnotes which follow have also been restated to reflect the changes described above.

Description of Business

TWC is the second-largest cable operator in the U.S. (in terms of basic cable subscribers served). TWC has approximately 9.5 million basic cable subscribers as of December 31, 2005, in highly clustered and technologically upgraded systems in 27 states. Time Warner currently holds a 79% economic interest in TWC’s business and the remaining 21% economic interest is held by Comcast Corporation (“Comcast”). The financial position and results of operations of TWC are consolidated by Time Warner.

TWC principally offers three products—video, high-speed data and voice. Video is TWC’s largest product in terms of revenues generated; however, the potential growth of its customer base within TWC’s existing footprint for video cable service is limited, as the customer base has matured and industry-wide competition has increased. Nevertheless, TWC is continuing to increase its video revenues through rate increases and its offerings of advanced digital video services such as Digital Video, Video-on-Demand, Subscription-Video-on-Demand and Digital Video Recorders, which are available throughout TWC’s footprint. TWC’s digital video subscribers provide a broad base of potential customers for these advanced services. Video programming costs represent a major component of TWC’s expenses.

High-speed data service has been one of TWC’s fastest-growing products over the past several years and is a key driver of its results.

TWC’s voice product, Digital Phone, first launched in May 2003, was rolled out across TWC’s footprint during 2004. As of December 31, 2005, Digital Phone was available to over 85% of TWC’s homes passed and nearly one million subscribers received the service. For a monthly fixed fee, Digital Phone customers typically receive unlimited local, in-state and U.S., Canada and Puerto Rico long- distance calling, as well as call waiting, caller ID and enhanced “911” services. In the future, TWC intends to offer additional plans with a variety of local and long-

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Restatement of Prior Financial Information, Description of Business and Basis of Presentation (Continued)

distance options. Digital Phone enables TWC to offer its customers a convenient package of video, high-speed data and voice services, and to compete effectively against similar bundled products that are available from its competitors.

In addition to the subscription services, TWC also earns revenue by selling advertising time to national, regional and local businesses.

Basis of Presentation

Summary

TWC was formed in March 2003 in connection with the restructuring of Time Warner Entertainment Company, L.P. (“TWE”) by Time Warner and Comcast (the “TWE Restructuring”). TWC is the successor to the cable-related businesses previously conducted through TWE and TWI Cable Inc. (“TWI Cable”) (a wholly-owned subsidiary of Time Warner). Prior to the TWE Restructuring, both TWE and TWI Cable were consolidated by Time Warner; however, Comcast owned 28% of TWE. In addition to the cable businesses, TWE owned and operated certain non-cable businesses, including Warner Bros., Home Box Office, and TWE’s interests in The WB Television Network, Comedy Central (which was subsequently sold) and the Courtroom Television Network (collectively, the “Non-cable Businesses”). As part of the TWE Restructuring, (i) substantially all of TWI Cable and TWE were acquired by TWC, (ii) TWE’s Non-cable Businesses were distributed to Time Warner and (iii) Comcast restructured its holding in TWE, the result of which was a decreased ownership interest in TWE and an increased ownership interest in TWC.

Subsequent to the TWE Restructuring, Comcast’s 21% economic interest in TWC is held through a 17.9% direct common stock ownership interest in TWC (representing a 10.7% voting interest) and a limited partnership interest in TWE (representing a 4.7% residual equity interest). Time Warner’s 79% economic interest in TWC is held through an 82.1% direct common stock ownership interest in TWC (representing an 89.3% voting interest) and a limited partnership interest in TWE (representing a 1% residual equity interest). Time Warner also holds a $2.4 billion mandatorily redeemable preferred equity interest in TWE. In connection with the TWE Restructuring, Time Warner effectively increased its economic ownership interest in TWE from approximately 73% to approximately 79%. This acquisition by Time Warner of this additional 6% interest in TWE, as well as Comcast’s exchange of a portion of its interest in TWE for a 17.9% interest in TWC, were accounted for at fair value as step acquisitions.

The TWC financial statements for all periods prior to the TWE Restructuring represent the combined consolidated financial statements of TWE and TWI Cable (entities under the common control of Time Warner). The financial statements include all push-down accounting adjustments resulting from the merger of AOL and Historic TW Inc. (“Historic TW,” formerly named Time Warner Inc.) (the “AOL-Historic TW merger”) and treat the economic stake in TWE that was held by Comcast as a minority interest. The operating results of all the Non-cable Businesses of TWE have been reflected as a discontinued operation. Additionally, the income tax provisions, related tax payments, and current and deferred tax balances have been presented as if TWC operated as a stand-alone taxpayer.

Capital Structure

Prior to the completion of the TWE Restructuring on March 31, 2003, the Company’s operations were held in TWE and various other subsidiaries of Time Warner in which TWE did not have any ownership. The TWC financial statements for periods prior to the completion of the TWE Restructuring, however, reflect all assets, liabilities, revenues and expenses directly attributable to the Company’s historical operations. Therefore, the Company’s equity for all periods prior to the completion of the TWE Restructuring has been characterized as attributed net assets. As a result of the TWE Restructuring, all of the Company’s operations are now held by the legal entity, Time Warner Cable Inc., and its subsidiaries. Therefore, for periods after the TWE Restructuring, the Company’s equity is presented in its various components of common stock, paid-in capital, and retained earnings.

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Restatement of Prior Financial Information, Description of Business and Basis of Presentation (Continued)

As part of the TWE Restructuring, the Company authorized and issued 925 shares of Class A Common Stock and 75 shares of Class B Common Stock on March 31, 2003. Prior to the consummation of the acquisition of Adelphia Communications Corporation (“Adelphia”), TWC intends to effect a stock dividend and distribute approximately 999,999 shares of Class A Common Stock in respect of each share of Class A Common Stock outstanding and 999,999 shares of Class B Common Stock in respect of each share of Class B Common Stock outstanding as of the record date for such dividend (refer to Note 2 for discussion of the acquisition of Adelphia). All prior period common share and related per common share information has been recast to reflect the stock dividend. Upon completion of the TWE Restructuring, Time Warner holds, directly or indirectly, 746 million shares of Class A Common Stock and 75 million shares of Class B Common Stock. A trust for the benefit of Comcast holds the remaining 179 million shares of Class A Common Stock. TWC authorized 1,000 shares of preferred stock; however, no preferred shares have been issued, nor does the Company have any current plans to issue any preferred shares.

Each share of Class A Common Stock votes as a single class with respect to the election of Class A directors, which are required to represent not less than one-sixth of the Company’s directors and not more than one-fifth of the Company’s directors. Each share of the Company’s Class B Common Stock votes as a single class with respect to the election of Class B directors, which are required to represent not less than four-fifths of the Company’s directors. Each share of Class B Common Stock issued and outstanding generally has ten votes on any matter submitted to a vote of the stockholders, and each share of Class A Common Stock issued and outstanding has one vote on any matter submitted to a vote of stockholders. Except for the voting rights characteristics described above, there are no differences between the Class A and Class B Common Stock. The Class A Common Stock and the Class B Common Stock will generally vote together as a single class on all matters submitted to a vote of the stockholders except with respect to the election of directors. The Class B Common Stock is not convertible into the Company’s Class A Common Stock. As a result of its shareholdings, Time Warner has the ability to cause the election of all Class A and Class B directors.

For a description of Comcast’s rights with respect to its shares of Class A Common Stock, see “Amendments of Existing Arrangements” in Note 2.

Basis of Consolidation

The consolidated financial statements of TWC include 100% of the assets, liabilities, revenues, expenses, income, loss and cash flows of all companies in which TWC has a controlling voting interest as well as allocations of certain Time Warner corporate costs deemed reasonable by management to present the Company’s consolidated results of operations, financial position, changes in equity and cash flows on a stand-alone basis. Intercompany transactions between the consolidated companies have been eliminated.

Reclassifications

Certain reclassifications have been made to the prior years’ financial information to conform to the December 31, 2005 presentation.

Changes in Basis of Presentation

The 2005 financial statements have been recast so that the basis of presentation is consistent with that of 2006. Specifically, the amounts have been recast for the effect of a stock dividend discussed above and the adoption of the Financial Accounting Standards Board (“FASB”) Statement No. 123 (revised 2004), Share-Based Payment (“FAS 123R”). Refer to Note 3 for discussion of impact.

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Recent Business Transactions and Developments

Adelphia Acquisition Agreement

On April 20, 2005, a subsidiary of the Company, Time Warner NY Cable LLC (“TW NY”), and Comcast each entered into separate definitive agreements with Adelphia to, collectively, acquire substantially all the assets of Adelphia for a total of $12.7 billion in cash (of which TW NY will pay $9.2 billion and Comcast will pay the remaining $3.5 billion) and 16% of the common stock of TWC (the “Adelphia Acquisition”).

At the same time that Comcast and TW NY entered into the Adelphia agreements, Comcast, TWC and/or their respective affiliates entered into agreements providing for the redemption of Comcast’s interests in TWC and TWE (the “TWC Redemption Agreement” and the “TWE Redemption Agreement,” respectively, and, collectively, the “TWC and TWE Redemption Agreements”). Specifically, Comcast’s 17.9% interest in TWC will be redeemed in exchange for stock of a subsidiary of TWC holding cable systems serving approximately 587,000 subscribers (as of December 31, 2004), as well as approximately $1.9 billion in cash. In addition, Comcast’s 4.7% interest in TWE will be redeemed in exchange for interests in a subsidiary of TWE holding cable systems serving approximately 168,000 subscribers (as of December 31, 2004), as well as approximately $133 million in cash. TWC, Comcast and their respective subsidiaries will also swap certain cable systems to enhance their respective geographic clusters of subscribers (“Cable Swaps”).

In connection with the transaction, Time Warner will contribute its current 1% equity interest and $2.4 billion preferred interest in TWE to a newly created subsidiary of TWC that will be the parent of TW NY in exchange for a non-voting common equity interest in such subsidiary having an equivalent fair value.

After giving effect to these transactions, TWC will gain systems passing approximately 7.5 million homes, with approximately 3.5 million basic subscribers (each as of December 31, 2004). TWC will then manage a total of approximately 14.4 million basic subscribers. Time Warner will own 84% of TWC’s common stock (including 82.7% of the outstanding TWC Class A Common Stock, which will become publicly traded at the time of closing, and all outstanding shares of TWC Class B Common Stock) and own a $2.9 billion indirect economic interest in TW NY.

The acquisition of Adelphia and certain other cable systems acquired by TWC as part of the Cable Swaps will be accounted for under FASB Statement No. 141, Business Combinations (“FAS 141”), as a purchase business combination. The TWC Redemption will be accounted for at TWC as a distribution to an owner, and will reduce TWC’s equity by the fair value of the distribution. Time Warner will account for the TWC Redemption as an acquisition of a minority interest. Time Warner’s related purchase accounting adjustments associated with this step acquisition will be pushed down to TWC. The TWE Redemption will be accounted for at TWC as the acquisition of a minority interest. In conjunction with the TWC and TWE Redemptions, a gain or loss will be recognized to the extent that the fair value of the 17.9% and the 4.7% interests are greater than or less than the book basis of the cable systems and cash distributed to Comcast. Additionally, TWC will record its minority interest associated with Time Warner’s 12% interest in the parent of TW NY based on the historical book value of Time Warner’s 1% equity interest and $2.4 billion preferred interest in TWE.

The transactions are subject to customary regulatory review and approvals, including antitrust review by the Federal Trade Commission (“FTC”) pursuant to the Hart-Scott-Rodino Act, review by the Federal Communications Commission (“FCC”) and local franchise approvals, as well as, in the case of the Adelphia Acquisition, the Adelphia bankruptcy process, which involves approvals by the bankruptcy court having jurisdiction over Adelphia’s Chapter 11 case and Adelphia’s creditors. On January 31, 2006, the FTC completed its antitrust review of the transaction and closed its investigation without further action. The parties are awaiting final clearance from the FCC and local franchise approvals, as well as completion of the bankruptcy process. The parties expect to close the Adelphia Acquisition during the second quarter of 2006.

The closing of the Adelphia Acquisition is not dependent on the closing of the Cable Swaps or the transactions contemplated by the TWC and TWE Redemption Agreements. Furthermore, if Comcast fails to obtain certain

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Recent Business Transactions and Developments (Continued)

necessary governmental authorizations, TW NY has agreed to acquire the cable operations of Adelphia that would have been acquired by Comcast, with the purchase price payable in cash or TWC stock at the Company’s discretion. As of December 31, 2005 and 2004, costs associated with the Adelphia Acquisition of approximately $42 million and $4 million, respectively, have been capitalized and are included in other assets in the accompanying consolidated balance sheet.

Amendments to Existing Arrangements

In addition to entering into the agreements relating to the Adelphia Acquisition, the TWC and TWE Redemption Agreements and Cable Swap agreements described above, in April 2005, TWC and Comcast amended certain pre-existing agreements. The objective of these amendments is to terminate these agreements contingent upon the completion of the transactions provided for in the TWC and TWE Redemption Agreements. The following brief description of these agreements does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of such arrangements.

Registration Rights Agreement.  In conjunction with the TWE Restructuring, TWC granted Comcast and certain affiliates registration rights related to the shares of TWC Class A Common Stock acquired by Comcast in the TWE Restructuring. In connection with the entry into the TWC Redemption Agreement, Comcast generally has agreed not to exercise or pursue registration rights with respect to the TWC Class A Common Stock owned by it until the earlier of the date upon which the TWC Redemption Agreement is terminated in accordance with its terms and the date upon which TWC’s offering of equity securities to the public for cash for its own account in one or more transactions registered under the Securities Act of 1933 exceeds $2.1 billion. TWC does, however, have an obligation to file a shelf registration statement on June 1, 2006, covering all of the shares of the TWC Class A Common Stock if the TWC Redemption has not occurred as of such date.

Tolling and Optional Redemption Agreement.  On April 20, 2005, a subsidiary of TWC, Comcast and certain of its affiliates entered into an amendment (the “Second Tolling Amendment”) to the Tolling and Optional Redemption Agreement, dated as of September 24, 2004, as amended, pursuant to which the parties agreed that if both the TWC and TWE Redemption Agreements terminate, TWC will redeem 23.8% of Comcast’s 17.9% ownership of TWC Class A Common Stock in exchange for 100% of the common stock of a TWC subsidiary that will own certain cable systems serving approximately 148,000 basic subscribers (as of December 31, 2004) plus approximately $422 million in cash. In addition, on May 31, 2005, a subsidiary of TWC, Comcast and certain of its affiliates entered into the Alternate Tolling and Optional Redemption Agreement (the “Alternate Tolling Amendment”). Pursuant to the Alternate Tolling Amendment, the parties have agreed that if the TWC Redemption Agreement terminates, but the TWE Redemption Agreement is not terminated, TWC will redeem 23.8% of Comcast’s 17.9% ownership of TWC Class A Common Stock in exchange for 100% of the common stock of a TWC subsidiary which will own certain cable systems serving approximately 148,000 basic subscribers (as of December 31, 2004) plus approximately $422 million in cash.

Upon entering into the Tolling and Optional Redemption Agreement on September 24, 2004, the Company reclassified the fair value of its Class A Common Stock subject to the Comcast option ($1.065 billion) from shareholders’ equity to mandatorily redeemable Class A Common Stock. The Second Tolling Amendment reduced the amount of Class A Common Stock that is subject to the Comcast option from 27% to 23.8% of Comcast’s 17.9% ownership of TWC Class A Common Stock. As a result of this modification, the Company reclassified a portion of its mandatorily redeemable Class A Common Stock ($81 million) to shareholders’ equity in the second quarter of 2005.

Urban Cable Works of Philadelphia, L.P.

On November 22, 2005, TWC purchased the remaining 60% interest in Urban Cable Works of Philadelphia, L.P. (“Urban Cable”), an operator of cable systems in Philadelphia, Pennsylvania, with approximately 47,000 basic subscribers. The purchase price includes $51 million in cash, net of cash acquired, and the assumption of $44 million

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Recent Business Transactions and Developments (Continued)

of Urban Cable’s third-party debt. Prior to the acquisition of the remaining interest, Urban Cable was an unconsolidated joint venture, which was 40% owned by TWC and 60% owned by an investment group led by Inner City Broadcasting (“Inner City”). Under a management agreement, TWC was responsible for the day-to-day management of Urban Cable. During 2004, TWC made cash payments of $34 million to Inner City to settle certain disputes regarding the joint venture. TWC recorded this settlement payment within selling, general and administrative expenses in 2004. In conjunction with the Adelphia Acquisition, Urban Cable will be transferred to Comcast as part of the Cable Swaps. For additional details, refer to the subsection above titled “Adelphia Acquisition Agreement.” From the time it was acquired through December 31, 2005, Urban Cable contributed Subscription revenues and Operating Income of $7 million and $1 million, respectively.

The following schedule presents the 2005 and 2004 pro forma consolidated results of operations for TWC as though the acquisition of Urban Cable had been completed as of January 1, 2004:

	Pro Forma Operating Results
	2005	2004
	(recast)
	(restated, in millions, except per share data)
	(unaudited)

Revenues	$9,537	$8,531

Operating income	$1,961	$1,724

Net income	$1,257	$730

Net income per common share	$1.26	$0.73

This pro forma information is presented for comparative purposes only and is not necessarily indicative of what would have occurred had the acquisition been made as of January 1, 2004, nor is it necessarily indicative of future consolidated operating results.

Income Tax Changes

During 2005, TWC’s tax provision was impacted favorably by state tax law changes in Ohio, an ownership restructuring in Texas and certain other methodology changes. The state law changes in Ohio relate to the changes in the method of taxation as the income tax is being phased-out and replaced with a gross receipts tax. These tax law changes resulted in a reduction in certain deferred tax liabilities related to Ohio. Accordingly, the Company has recognized these reductions as non-cash tax benefits totaling approximately $205 million in 2005. In addition, an ownership restructuring of the Company’s partnership interests in Texas and certain methodology changes resulted in a reduction of deferred state tax liabilities. The Company has also recognized this reduction as a non-cash tax benefit of approximately $179 million in the fourth quarter of 2005.

Joint Venture Restructuring

On May 1, 2004, the Company completed the restructuring of two joint ventures that it manages, Kansas City Cable Partners (“KCCP”), previously a 50-50 joint venture between Comcast and TWE serving approximately 297,000 basic video subscribers as of December 31, 2005, and Texas Cable Partners, L.P. (“TCP”), previously a 50-50 joint venture between Comcast and the TWE-Advance/Newhouse Partnership (“TWE-A/N”), a subsidiary of TWE, serving approximately 1.3 million subscribers as of December 31, 2005. Prior to the restructuring, the Company accounted for its investment in these joint ventures using the equity method. Under the restructuring, KCCP was merged into TCP, which was renamed “Texas and Kansas City Cable Partners, L.P.” (“TKCCP”). Following the restructuring, the combined partnership was owned 50% by Comcast and 50% collectively by TWE

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Recent Business Transactions and Developments (Continued)

and TWE-A/N. In February 2005, TWE’s interest in the combined partnership was contributed to TWE-A/N in exchange for preferred equity in TWE-A/N. Since the net assets of the combined partnership were owned 50% by TWC and 50% by Comcast both before and after the restructuring and there were no changes in the rights or economic interests of either party, the Company viewed the transaction as a non-substantive reorganization to be accounted for at book value, similar to the transfer of assets under common control. The Company continues to account for its investment in the restructured joint venture using the equity method. Beginning on June 1, 2006, either TWC or Comcast can trigger a dissolution of the partnership. If a dissolution is triggered, the non-triggering party has the right to choose and take full ownership of one of two pools of the combined partnership’s systems—one pool consisting of the Houston systems and the other consisting of the Kansas City, south and west Texas and New Mexico systems—with an arrangement to distribute the partnership’s debt between the two pools. The party triggering the dissolution would own the remaining pool of systems and any debt associated with that pool.

In conjunction with the Adelphia Acquisition, TWC and Comcast agreed that if the Adelphia Acquisition and Cable Swaps occur and if Comcast receives the pool of assets consisting of the Kansas City, south and west Texas and New Mexico systems upon distribution of the TKCCP assets as described above, Comcast will have an option, exercisable for 180 days commencing one year after the date of such distribution, to require TWC or a subsidiary to transfer to Comcast, in exchange for the south and west Texas and New Mexico systems, certain cable systems held by TWE and its subsidiaries.

3.	Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include money market funds, overnight deposits and other investments that are readily convertible into cash and have original maturities of three months or less. Cash equivalents are carried at cost, which approximates fair value.

Accounting for Investments

Investments in companies in which TWC has significant influence, but less than a controlling voting interest, are accounted for using the equity method. Significant influence is generally presumed to exist when TWC owns between 20% and 50% of the investee. The effect of any changes in TWC ownership interests resulting from the issuance of capital by consolidated subsidiaries or unconsolidated cable television system joint ventures to unaffiliated parties is included as an adjustment to shareholders’ equity or attributed net assets (for periods prior to the TWE Restructuring).

Property, Plant and Equipment

Property, plant and equipment are stated at cost. The Company incurs expenditures associated with the construction of its cable systems. Costs associated with the construction of the cable transmission and distribution facilities and new cable service installations are capitalized. With respect to certain customer premise equipment, including converters and cable modems, TWC capitalizes installation charges only upon the initial deployment of such assets. All costs incurred in subsequent disconnects and reconnects are expensed as incurred. Depreciation on these assets is provided using the straight-line method over their estimated useful lives.

TWC uses product-specific and, in the case of customers who have multiple products installed at once, bundle-specific standard costing models to capitalize installation activities. Significant judgment is involved in the development of these costing models, including the average time required to perform an installation and the determination of the nature and amount of indirect costs to be capitalized. Additionally, the development of standard costing models for new products such as Digital Phone involve more estimates than the standard costing models for established products because the Company has less historical data related to the installation of new

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3.	Summary of Significant Accounting Policies (Continued)

products. The standard costing models are reviewed annually and adjusted prospectively, if necessary, based on comparisons to actual costs incurred.

TWC generally capitalizes expenditures for tangible fixed assets having a useful life of greater than one year. Capitalized costs typically include direct material, direct labor, overhead and, in some cases, interest. Sales and marketing costs, as well as the costs of repairing or maintaining existing fixed assets, are expensed as incurred. Common types of capitalized expenditures include plant upgrades, drops (i.e., customer installations), converters and cable and phone modems.

Property, plant and equipment consist of:

	As of December 31,		Estimated
	2005	2004	Useful Lives
	(In millions)

Land, buildings and improvements(a)	$691	$556	5-20 years
Distribution systems	8,408	7,445	3-16 years(b)
Converters and modems	3,007	2,723	3-4 years
Vehicles and other equipment	1,335	1,066	3-10 years
Construction in progress	536	603

	13,977	12,393
Less: Accumulated depreciation	(5,091)	(3,919)

Total	$8,886	$8,474

(a)	Land is not depreciated.

(b)	Weighted average useful life for distribution systems is approximately 14 years.

Asset Retirement Obligations

FASB Statement No. 143, Accounting for Asset Retirement Obligations, requires that a liability be recognized for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company has certain franchise and lease agreements containing provisions requiring the Company to restore facilities or remove equipment in the event the agreement is not renewed. The Company anticipates that these agreements will be renewed on an ongoing basis; however, a remote possibility exists that such agreements could be terminated unexpectedly, which could result in the Company incurring significant expense in complying with such agreements. Should a franchise or lease agreement containing a provision referenced above be terminated, the Company would record an estimated liability for the fair value of the restoration and removal expense. As of December 31, 2005, no such liabilities have been recorded as the franchise and lease agreements are expected to be renewed and any costs associated with equipment removal provisions in the Company’s lease agreements are either not estimable or are immaterial to the Company’s results of operations.

Intangible Assets

TWC has a significant number of intangible assets, including customer subscriber lists and cable franchises. Subscriber lists and cable franchises acquired in business combinations are accounted for under the purchase method of accounting and are recorded at fair value on the Company’s consolidated balance sheet. Other costs incurred to negotiate and renew cable franchise agreements are capitalized as incurred. Subscriber lists acquired are amortized over their estimated useful life (4 years) and other costs incurred to negotiate and renew cable franchise agreements are amortized over the term of such franchise agreements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Summary of Significant Accounting Policies (Continued)

Asset Impairments

Investments

TWC’s investments are primarily accounted for using the equity method of accounting. A subjective aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. If it has been determined that an investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value by a charge to earnings. This evaluation is dependent on the specific facts and circumstances. For investments accounted for using the cost or equity method of accounting, TWC evaluates information including budgets, business plans and financial statements in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all-inclusive and the Company’s management weighs all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred.

Long-Lived Assets

Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining the extent of an impairment, if any, typically requires various estimates and assumptions including cash flows directly attributable to the asset, the useful life of the asset and residual value, if any. When necessary, internal cash flow estimates, quoted market prices and appraisals are used as appropriate to determine fair value.

Goodwill and Other Indefinite-Lived Intangible Assets

Goodwill and other indefinite-lived intangible assets, primarily certain franchise assets, are tested annually as of December 31 and whenever events or circumstances make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose of the unit. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow. The use of a discounted cash flow model often involves the use of significant estimates and assumptions. For more information, see Note 6.

Computer Software

TWC capitalizes certain costs incurred for the development of internal use software. These costs, which include the costs associated with coding, software configuration, upgrades and major enhancements, are included in property, plant and equipment in the accompanying consolidated balance sheet. Such costs are depreciated on a straight-line basis over 3 to 5 years. These costs, net of accumulated depreciation, totaled $284 million and $194 million as of December 31, 2005 and 2004, respectively. Amortization of capitalized software costs was $56 million in each of 2005 and 2004, and $41 million in 2003.

Accounting for Pension Plans

TWC has defined benefit pension plans covering a majority of its employees. Pension benefits are based on formulas that reflect the employees’ years of service and compensation during their employment period and participation in the plans. The pension expense recognized by the Company is determined using certain assumptions, including the discount rate, expected long-term rate of return on plan assets and the rate of compensation increases. The determination of these assumptions is discussed in more detail in Note 11.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Summary of Significant Accounting Policies (Continued)

Revenues and Costs

Cable revenues are principally derived from video, high-speed data and Digital Phone subscriber fees and advertising. Subscriber fees are recorded as revenue in the period the service is provided. Subscription revenues received from subscribers who purchase bundled services at a discounted rate are allocated to each product in a pro-rata manner based on the individual product’s advertised rate. Advertising revenues, including those from advertising purchased by programmers, are recognized in the period that the advertisements are exhibited.

Video programming, high-speed data and Digital Phone costs are recorded as the services are provided. Video programming costs are based on the Company’s contractual agreements with its programming vendors. These contracts are generally multi-year agreements that provide for the Company to make payments to the programming vendors at agreed upon rates based on the number of subscribers to which the Company provides the service. If a programming contract expires prior to entering into a new agreement, management is required to estimate the programming costs during the period there is no contract in place. Management considers the previous contractual rates, inflation and the status of the negotiations in determining its estimates. When the programming contract terms are finalized, an adjustment to programming expense is recorded, if necessary, to reflect the terms of the new contract. Management must also make estimates in the recognition of programming expense related to other items, such as the accounting for free periods, “most-favored-nation” clauses and service interruptions.

Launch fees received by the Company from programming vendors are recognized as a reduction of expense on a straight-line basis over the life of the related programming arrangement. Amounts received from programming vendors representing the reimbursement of marketing costs are recognized as a reduction of marketing expenses as the marketing services are provided.

Advertising costs are expensed upon the first exhibition of related advertisements. Marketing expense (including advertising), net of reimbursements from programmers, was $319 million in 2005, $285 million in 2004 and $240 million in 2003.

Gross Versus Net Revenue Recognition

In the normal course of business, TWC acts as an intermediary or agent with respect to payments received from third parties. For example, TWC collects taxes on behalf of franchising authorities. The accounting issue encountered in these arrangements is whether TWC should report revenue based on the gross amount billed to the ultimate customer or on the net amount received from the customer after payments to franchising authorities. The Company has determined that these amounts should be reported on a gross basis.

Determining whether revenue should be reported gross or net is based on an assessment of whether TWC is acting as the principal in a transaction or acting as an agent in a transaction. To the extent TWC acts as a principal in a transaction, TWC reports as revenue the payments received on a gross basis. To the extent TWC acts as an agent in a transaction, TWC reports as revenue the payments received less commissions and other payments to third parties on a net basis. The determination of whether TWC serves as principal or agent in a transaction involves judgment and is based on an evaluation of the terms of an arrangement. In determining whether TWC serves as principal or agent in these arrangements, TWC follows the guidance in Emerging Issues Task Force (“EITF”) Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent.

Multiple-element Transactions

Multiple-element transactions involve situations where judgment must be exercised in determining fair value of the different elements in a bundled transaction. Specifically, multiple-element arrangements can involve:

1. Contemporaneous purchases and sales.  The Company sells a product or service (e.g., advertising services) to a customer and at the same time purchases goods or services (e.g., programming).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Summary of Significant Accounting Policies (Continued)

2. Sales of multiple products or services.  The Company sells multiple products or services to a counterparty (e.g., the Company sells cable, Digital Phone and high-speed data services to a customer).

3. Purchases of multiple products or services, or the settlement of an outstanding item contemporaneous with the purchase of a product or service.  The Company purchases multiple products or services from a counterparty (e.g., the Company negotiates multiple programming agreements with a counterparty).

Contemporaneous Purchases and Sales

In the normal course of business, TWC enters into multiple-element transactions where the Company is simultaneously both a customer and a vendor with the same counter-party. For example, when negotiating the terms of programming purchase contracts from cable networks, TWC may at the same time simultaneously negotiate for the sale of advertising to the same cable network. Arrangements, although negotiated contemporaneously, may be documented in one or more contracts. In accounting for such arrangements, the Company looks to the guidance contained in the following authoritative literature:

•	Accounting Principles Board (“APB”) Opinion No. 29, Accounting for Nonmonetary Transactions (“APB 29”);

•	FASB Statement No. 153, Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29 (“FAS 153”);

•	EITF Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer (“EITF 01-09”); and

•	EITF Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor (“EITF 02-16”).

With respect to programming vendor advertising arrangements being negotiated simultaneously with the same cable network, TWC assesses whether each piece of the arrangements is at fair value. The factors that are considered in determining the individual fair values of the programming and advertising vary from arrangement to arrangement and include:

•	existence of a “most-favored-nation” clause or comparable assurances as to fair market value with respect to programming;

•	comparison to fees under a prior contract;

•	comparison to fees paid for similar networks; and

•	comparison to advertising rates paid by other advertisers on the Company’s systems.

Sales of Multiple Products or Services

The Company’s policy for revenue recognition in instances where multiple deliverables are sold contemporaneously to the same counterparty is in accordance with EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, and SEC Staff Accounting Bulletin No. 104, Revenue Recognition. Specifically, if the Company enters into sales contracts for the sale of multiple products or services, then the Company evaluates whether it has objective fair value evidence for each deliverable in the transaction. If the Company has objective fair value evidence for each deliverable of the transaction, then it accounts for each deliverable in the transaction separately, based on the relevant revenue recognition accounting policies. However, if the Company is unable to determine objective fair value for one or more undelivered elements of the transaction, the Company recognizes revenue on a straight-line basis over the term of the agreement. For example, the Company sells cable, Digital Phone and high-speed data services to subscribers in a bundled package at a rate lower than if the subscriber purchases each product on an individual basis. Subscription revenues received from such subscribers are allocated

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Summary of Significant Accounting Policies (Continued)

to each product in a pro-rata manner based on the individual product’s advertised rate which the Company believes represents the fair value of each of the respective services.

Purchases of Multiple Products or Services

The Company’s policy for cost recognition in instances where multiple products or services are purchased contemporaneously from the same counterparty is consistent with its policy for the sale of multiple products to a customer. Specifically, if the Company enters into a contract for the purchase of multiple products or services, the Company evaluates whether it has fair value evidence for each product or service being purchased. If the Company has fair value evidence for each product or service being purchased, it accounts for each separately, based on the relevant cost recognition accounting policies. However, if the Company is unable to determine fair value for one or more of the purchased elements, the Company recognizes the cost of the transaction on a straight-line basis over the term of the agreement.

This policy would also apply in instances where the Company settles a dispute and at the same time the Company purchases a product or service from that same counterparty. For example, the Company settles a dispute on an existing programming contract with a programming vendor at the same time that it is renegotiating a new programming contract with the same programming vendor. Because the Company is negotiating both the settlement and dispute for a new programming contract, each of these elements should be accounted for at fair value. The amount allocated to the settlement of the dispute would be recognized immediately, whereas the amount allocated to the new programming contract would be accounted for prospectively, consistent with the accounting for other similar programming agreements.

Income Taxes

TWC is not a separate taxable entity for U.S. federal and various state income tax purposes and its results are included in the consolidated U.S. federal and certain state income tax returns of Time Warner. The income tax benefits and provisions, related tax payments, and current and deferred tax balances have been prepared as if TWC operated as a stand-alone taxpayer for all periods presented in accordance with the tax sharing arrangement between TWC and Time Warner. Under the tax sharing arrangement, TWC is obligated to make tax sharing payments to Time Warner as if it were a separate payer. Income taxes are provided using the liability method required by FASB Statement No. 109, Accounting for Income Taxes. Under this method, income taxes (i.e., deferred tax assets, deferred tax liabilities, taxes currently payable/refunds receivable and tax expense) are recorded based on amounts refundable or payable in the current year and include the results of any difference between U.S. generally accepted accounting principles (“GAAP”) accounting and tax reporting. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. The financial effect of changes in tax laws or rates is accounted for in the period of enactment.

During the year ended December 31, 2005 and 2003, the Company made cash tax payments to Time Warner of $546 million and $215 million, respectively. During the year ended December 31, 2004, the Company received cash tax refunds, net of cash tax payments, from Time Warner of $23 million.

Comprehensive Income (Loss)

Comprehensive income (loss), which is reported on the accompanying consolidated statement of shareholders’ equity (or attributed net assets for periods prior to the TWE Restructuring) consists of net income (loss) and other gains and losses affecting shareholders’ equity or attributed net assets that, under GAAP, are excluded from net income (loss). For TWC, the components of accumulated other comprehensive income (loss) consist of unrealized gains and losses on marketable equity investments and any minimum pension liability adjustments. In addition, prior to the TWE Restructuring, comprehensive income (loss) included foreign currency translation gains and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Summary of Significant Accounting Policies (Continued)

losses (related to discontinued operations) and gains and losses on certain equity derivative financial instruments (related to discontinued operations).

The following summary sets forth the components of accumulated other comprehensive income (loss):

	Foreign	Net Unrealized	Additional	Derivative	Accumulated
	Currency	Gains (Losses)	Minimum	Financial	Other
	Translation	on Marketable	Pension	Instruments	Comprehensive
	Gains (Losses)	Securities	Liability	Gains (Losses)	Income (Loss)
	(In millions)

Balance at January 1, 2003	$36	$1	$(124)	$(13)	$(100)
2003 activity, net of tax benefit	(36)	(1)	121	13	97

Balance at December 31, 2003	—	—	(3)	—	(3)
2004 activity, net of tax benefit	—	—	(1)	—	(1)

Balance at December 31, 2004	—	—	(4)	—	(4)
2005 activity, net of tax benefit	—	—	(3)	—	(3)

Balance at December 31, 2005	$—	$—	$(7)	$—	$(7)

Stock-Based Compensation

TWC employees participate in various Time Warner stock option plans. The Company has adopted the provisions of FAS 123R, as of January 1, 2006. The provisions of FAS 123R require a company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized in the statement of operations over the period during which an employee is required to provide service in exchange for the award. FAS 123R also amends FASB Statement No. 95, Statement of Cash Flows, to require that excess tax benefits, as defined, realized from the exercise of stock options be reported as a financing cash inflow rather than as a reduction of taxes paid in cash flow from operations.

Prior to the adoption of FAS 123R, the Company had followed the provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation (“FAS 123”), which allowed the Company to follow the intrinsic value method set forth in APB Opinion No. 25, Accounting for Stock Issued to Employees, and disclose the pro forma effects on net income (loss) had the fair value of the equity awards been expensed. In connection with adopting FAS 123R, the Company elected to adopt the modified retrospective application method provided by FAS 123R and, accordingly, financial statement amounts for all prior periods presented herein reflect results as if the fair value method of expensing had been applied from the original effective date of FAS 123. The following tables set forth the increase (decrease) to the Company’s consolidated statements of operations and consolidated balance sheets as a result of the adoption of FAS 123R for the years ended December 31, 2005, 2004 and 2003 (in millions, except per share amounts):

	Impact of Change for Adoption of FAS 123R
	For the year ended December 31,
	2005	2004	2003

Consolidated Statement of Operations
Operating Income	$(53)	$(66)	$(93)
Income before income taxes and discontinued operations	(50)	(63)	(89)
Income before discontinued operations	(30)	(38)	(53)
Net income	(30)	(38)	(80)
Net income per common share	$(0.03)	$(0.04)	$(0.08)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Summary of Significant Accounting Policies (Continued)

	Impact of Change
	for adoption of FAS 123R
	December 31, 2005	December 31, 2004

Consolidated Balance Sheet
Deferred income tax obligations, net	$(135)	$(130)
Minority interest	(10)	(7)
Shareholders’ equity	145	137

Prior to the adoption of FAS 123R, for disclosure purposes, the Company recognized stock-based compensation expense for awards with graded vesting by treating each vesting tranche as a separate award and recognizing compensation expense ratably for each tranche. For equity awards granted subsequent to the adoption of FAS 123R, the Company treats such awards as a single award and recognizes stock-based compensation expense on a straight-line basis (net of estimated forfeitures) over the employee service period. Stock-based compensation expense is recorded in costs of revenues or selling, general and administrative expense depending on the employee’s job function.

Additionally, when recording compensation cost for equity awards, FAS 123R requires companies to estimate the number of equity awards granted that are expected to be forfeited. Prior to the adoption of FAS 123R, for disclosure purposes, the Company recognized forfeitures when they occurred, rather than using an estimate at the grant date and subsequently adjusting the estimated forfeitures to reflect actual forfeitures.

Income per Common Share

Income per common share is computed by dividing net income by the weighted average of common shares outstanding during the period. Weighted average common shares include shares of Class A Common Stock and Class B Common Stock. TWC does not have any dilutive or potentially dilutive securities or other obligations to issue common stock.

Segments

FASB Statement No. 131, Disclosure about Segments of an Enterprise and Related Information, requires public companies to disclose certain information about their reportable operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated on a regular basis by the chief operating decision makers in deciding how to allocate resources to an individual segment and in assessing performance of the segment. Since the Company’s continuing operations provide its services over the same delivery system, the Company has only one reportable segment.

Use of Estimates

The preparation of the accompanying consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and footnotes thereto. Actual results could differ from those estimates. Estimates are used when accounting for certain items such as allowances for doubtful accounts, investments, programming agreements, depreciation, amortization, asset impairment, income taxes, pensions, business combinations, nonmonetary transactions and contingencies. Allocation methodologies used to prepare the accompanying consolidated financial statements are based on estimates and have been described in the notes, where appropriate.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.	New Accounting Standards

Conditional Asset Retirement Obligations

In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations—an Interpretation of FASB Statement No. 143 (“FIN 47”). FIN 47 clarifies the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset when the timing and/or method of settlement are conditional on a future event. The Company adopted the provisions of FIN 47 during 2005. The application of FIN 47 did not have a material impact on the Company’s consolidated financial statements.

Use of Residual Method in Fair Value Determinations

In September 2004, the EITF issued Topic No. D-108, Use of the Residual Method to Value Acquired Assets Other than Goodwill (“Topic D-108”). Topic D-108 requires that the direct value method, rather than the residual value method, be used to value intangible assets other than goodwill for such assets acquired in business combinations completed after September 29, 2004. Under the residual value method, the fair value of the intangible asset is determined to be the difference between the enterprise value and the fair value of separately identifiable assets; whereas, under the direct value method, all intangible assets are valued separately and directly. Topic D-108 also requires that companies who have applied the residual method to the valuation of intangible assets for purposes of impairment testing shall perform an impairment test using the direct value method on all intangible assets. Previously, the Company had used a residual value methodology to value cable franchise intangible assets. Pursuant to the provisions of Topic D-108, the income methodology used to value cable franchises entails identifying the discrete cash flows related to such franchises and discounting them back to the valuation date. The provisions of Topic D-108 did not affect the accompanying consolidated financial statements.

5.	Merger-Related and Restructuring Costs

For the year ended December 31, 2005, the Company incurred non-capitalizable merger-related costs of approximately $8 million related to consulting fees covering integration planning for the Adelphia Acquisition. As of December 31, 2005, payments of $4 million have been made against this accrual. The remaining $4 million is classified as a current liability in the accompanying consolidated balance sheet.

For the year ended December 31, 2005, the Company incurred restructuring costs of $34 million primarily associated with the early retirement of certain senior executives and terminations due to the closure of certain news channels. These charges are part of TWC’s broader plans to simplify its organizational structure and enhance its customer focus. TWC is in the process of executing this initiative and expects to incur additional costs associated with the plan as it is implemented in 2006. As of December 31, 2005, payments of approximately $8 million have been made against this accrual. Approximately $11 million of the total $26 million liability is classified as a current liability, with the remaining $15 million classified as a long-term liability in the accompanying consolidated balance sheet as certain amounts are expected to be paid through 2011.

Information relating to the 2005 restructuring costs is as follows (in millions):

	Employee	Other
	Terminations	Exit Costs	Total

2005 accruals	$28	$6	$34
Cash paid—2005	(5)	(3)	(8)

Remaining liability as of December 31, 2005	$23	$3	$26

For the year ended December 31, 2003, the Company incurred restructuring costs of $15 million associated with the termination of certain employees of Time Warner’s former Interactive Video Group Inc. operations. All costs associated with this restructuring activity have been paid as of December 31, 2005.

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.	Goodwill and Other Intangible Assets

FASB Statement No. 142, Goodwill and Other Intangible Assets, requires that goodwill and other intangible assets deemed to have an indefinite useful life be reviewed for impairment at least annually.

Goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is to identify a potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The Company has identified six reporting units based on the geographic locations of its systems. The estimates of fair value of a reporting unit are determined using various valuation techniques, with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires one to make various judgmental assumptions including assumptions about future cash flows, growth rates and discount rates. The assumptions about future cash flows and growth rates are based on TWC’s budget and business plans and assumptions are made about the perpetual growth rate for periods beyond the long-term business plan period. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units. In estimating the fair values of its reporting units, the Company also uses research analyst estimates, as well as comparable market analyses. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not deemed impaired and the second step of the impairment test is not performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The estimates of fair value of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. The methodology used to value cable franchises entails identifying the projected discrete cash flows related to such franchises and discounting them back to the valuation date. Significant assumptions inherent in the methodologies employed include estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets.

The Company determined during its annual impairment reviews for goodwill and other intangible assets not subject to amortization, which occur in the fourth quarter, that no additional impairments existed at December 31, 2005, 2004 or 2003.

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.	Goodwill and Other Intangible Assets (Continued)

As of December 31, 2005 and 2004, the Company’s other intangible assets and related accumulated amortization included the following (restated, in millions):

	December 31, 2005			December 31, 2004
		Accumulated			Accumulated
	Gross	Amortization	Net	Gross	Amortization	Net
	(restated)

Other intangible assets subject to amortization
Subscriber lists	$265	$(178)	$87	$260	$(113)	$147
Renewal of cable franchises	135	(104)	31	128	(98)	30
Other	78	(37)	41	78	(33)	45

Total	$478	$(319)	$159	$466	$(244)	$222

Other intangible assets not subject to amortization
Cable franchises	$31,369	$(1,489)	$29,880	$31,241	$(1,489)	$29,752
Other	3	—	3	3	—	3

Total	$31,372	$(1,489)	$29,883	$31,244	$(1,489)	$29,755

The Company recorded amortization expense of $76 million in each of 2005 and 2004, and $58 million in 2003. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for the succeeding five years is: $80 million in 2006, $30 million in 2007, $12 million in 2008, $9 million in 2009 and $6 million in 2010. As acquisitions and dispositions occur in the future and as purchase price allocations are finalized, these amounts may vary.

The Company recorded the following intangible assets in conjunction with the Urban Cable acquisition in 2005 (in millions):

		Amortization
		Period

Subscriber lists	$7	Four years
Cable franchises	121	Indefinite

	$128

7.	Investments And Joint Ventures

The Company had investments of $1.964 billion and $1.938 billion as of December 31, 2005 and December 31, 2004, respectively. These investments are comprised almost entirely of equity method investees.

At December 31, 2005, investments accounted for using the equity method primarily consisted of TKCCP (50% owned, approximately 1.557 million subscribers at December 31, 2005).

At December 31, 2004, investments accounted for using the equity method primarily included: TKCCP (50% owned, approximately 1.519 million subscribers at December 31, 2004) and Urban Cable (40% owned, approximately 50,000 subscribers at December 31, 2004).

At December 31, 2003, investments accounted for using the equity method primarily included: TCP (50% owned, approximately 1.214 million subscribers), KCCP (50% owned, approximately 304,000 subscribers), and Urban Cable (40% owned, approximately 55,000 subscribers).

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	Investments And Joint Ventures (Continued)

A summary of financial information as reported by these equity investees is presented below (2005 Operating results include the results of Urban Cable up to the date of consolidation):

	Year ended December 31,
	2005	2004	2003
	(In millions)

Operating results:
Revenues	$1,508	$1,345	$1,210
Operating income	243	178	162
Net income	79	94	89
Balance sheet:
Current assets	$146	$160	$119
Noncurrent assets	2,570	2,712	2,688

Total assets	2,716	2,872	2,807
Current liabilities	477	451	456
Long-term debt (third-party)	1,194	1,035	1,195
Total liabilities	2,200	2,414	2,443
Total equity	516	458	364

At December 31, 2005, the Company’s recorded investments in equity method investees were greater than the underlying net assets of the equity method investees by approximately $1.7 billion. This difference was primarily attributable to the fair value adjustments (primarily related to other intangible assets not subject to amortization) recorded by TWC in conjunction with the AOL-Historic TW merger.

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	Debt and Mandatorily Redeemable Preferred Equity

TWC’s outstanding debt as of December 31, 2005 and 2004 includes the following components:

					Outstanding Borrowings
	Face	Interest Rate at		Year of	As of December 31,
	Amount	December 31, 2005		Maturity	2005		2004
	(In millions)				(In millions)

Debt due within one year:
Capital leases and other					$—		$1

Long-term debt:
Bank credit agreement and commercial paper program(a)(b)		4.360	%(c)	2009	1,101	(d)	1,523
TW E Notes and Debentures:
Senior debentures	$600	7.250	%(e)	2008	604		605
Senior notes	250	10.150	%(e)	2012	275		280
Senior notes	350	8.875	%(e)	2012	372		375
Senior debentures	1,000	8.375	%(e)	2023	1,046		1,048
Senior debentures	1,000	8.375	%(e)	2033	1,057		1,059

Total TW E Notes	$3,200				3,354		3,367

Capital leases and other					8		8

Total long-term debt					4,463		4,898

Mandatorily redeemable preferred equity	$2,400	8.059%		2023	2,400		2,400

Total debt and preferred equity					$6,863		$7,299

(a)	Unused capacity, which includes $12 million in cash and cash equivalents, equals $2.752 billion at December 31, 2005.

(b)	The Company’s bank credit agreement was refinanced and increased in February 2006, extending the maturity of the Company’s principal working capital facility to February 2011.

(c)	Amount represents a weighted average interest rate.

(d)	Amount excludes unamortized discount on commercial paper of $4 million at December 31, 2005.

(e)	Amount represents the stated interest rate at original issuance. The effective weighted average interest rate for the TWE Notes and Debentures in the aggregate is 7.586% at December 31, 2005.

Bank Credit Agreements and Commercial Paper Programs

As of December 31, 2005 and 2004, TWC and TWE were borrowers under a $4.0 billion senior unsecured five-year revolving credit agreement and maintained unsecured commercial paper programs of $2.0 billion and $1.5 billion, respectively, which were supported by unused capacity under the credit facility. In the first quarter of 2006, the Company entered into $14.0 billion of new bank credit agreements, which refinanced $4.0 billion of previously existing committed bank financing, and provided additional commitments to finance, in part, the cash portions of the payments to be made in the pending Adelphia Acquisition and Cable Swaps. As discussed below, the increased commitments will become available concurrently with the closing of the Adelphia Acquisition.

Following the financing transactions described above, TWC has a $6.0 billion senior unsecured five-year revolving credit facility with a maturity date of February 15, 2011 (the “Cable Revolving Facility”). This represents an extension of the maturity of TWC’s previous $4.0 billion of committed revolving bank commitments from November 23, 2009, plus a contingent increase of $2.0 billion effective concurrent with the closing of the Adelphia Acquisition. Also effective concurrent with the closing of the Adelphia Acquisition are two $4 billion term loan

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	Debt and Mandatorily Redeemable Preferred Equity (Continued)

facilities (the “Cable Term Facilities” and, collectively with the Cable Revolving Facility, the “Cable Facilities”) with maturities of 3 years and 5 years, respectively. TWE is no longer a borrower in respect of any of the Cable Facilities, although TWE and TW NY have guaranteed the obligations of TWC under the Cable Facilities, and Warner Communications Inc. (“WCI”) and American Television and Communications Corporation (“ATC”) (both of which are indirect wholly-owned subsidiaries of Time Warner but not subsidiaries of TWC) have each guaranteed a pro-rata portion of TWE’s guarantee obligations under the Cable Facilities. There are generally no restrictions on the ability of WCI and ATC to transfer material assets to parties that are not guarantors.

Borrowings under the Cable Revolving Facility bear interest at a rate based on the credit rating of TWC, which rate is currently LIBOR plus 0.27% per annum (LIBOR plus 0.39% as of December 31, 2005). In addition, TWC is required to pay a facility fee on the aggregate commitments under the Cable Revolving Facility at a rate determined by the credit rating of TWC, which rate is currently 0.08% per annum (0.11% per annum as of December 31, 2005). TWC may also incur an additional usage fee of 0.10% per annum on the outstanding loans and other extensions of credit under the Cable Revolving Facility if and when such amounts exceed 50% of the aggregate commitments thereunder. Borrowings under the Cable Term Facilities will bear interest at a rate based on the credit rating of TWC, which rate is currently LIBOR plus 0.40% per annum. TWC is required to pay a facility fee on the aggregate commitments under the Cable Term Facilities prior to the closing of the Adelphia Acquisition at a rate determined by the credit rating of TWC, which rate is currently 0.08% per annum.

The Cable Revolving Facility provides same-day funding capability and a portion of the commitment, not to exceed $500 million at any time, may be used for the issuance of letters of credit. The Cable Facilities contain a maximum leverage ratio covenant of 5.0 times consolidated EBITDA (less stock compensation expense) of TWC, which is substantially the same leverage ratio covenant in effect at December 31, 2005. The terms and related financial metrics associated with the leverage ratio are defined in the Cable Facility agreements. At December 31, 2005, TWC was in compliance with the leverage covenant (both under its previous revolving credit facility and pro forma for the analogous covenant in the Cable Facilities), with a leverage ratio, calculated in accordance with the agreements, of approximately 1.2 times. The Cable Facilities do not contain any credit ratings-based defaults or covenants or any ongoing covenant or representations specifically relating to a material adverse change in the financial condition or results of operations of Time Warner or TWC. Borrowings under the Cable Revolving Facility may be used for general corporate purposes and unused credit is available to support borrowings under commercial paper programs. Borrowings under the Cable Term Facilities will be used to assist in financing the cash portions of the payments to be made in the Adelphia Acquisition and the Cable Swaps. As of December 31, 2005, there were $155 million of letters of credit outstanding under TWC’s previous revolving credit facility, and all outstanding letters of credit have been assumed under the Cable Revolving Facility.

Additionally, TWC maintains a $2.0 billion unsecured commercial paper program. Commercial paper borrowings at TWC are supported by the unused committed capacity of the Cable Revolving Facility. TWE is a guarantor of commercial paper issued by TWC. In addition, WCI and ATC have each guaranteed a pro-rata portion of TWE’s obligations in respect of its guaranty of commercial paper issued by TWC. There are generally no restrictions on the ability of WCI and ATC to transfer material assets to parties that are not guarantors. The commercial paper issued by TWC ranks pari passu with TWC’s other unsecured senior indebtedness. As of December 31, 2005, there was approximately $1.101 billion of commercial paper outstanding under the TWC commercial paper program. TWE’s commercial paper program has been terminated.

TWE Notes and Debentures

During 1992 and 1993, TWE issued debt publicly in a number of offerings. The maturities of these outstanding issuances ranged from 15 to 40 years and the fixed interest rates range from 7.25% to 10.15%. The fixed rate borrowings include an unamortized debt premium of $154 million and $167 million as of December 31, 2005 and 2004, respectively. The debt premium is amortized over the term of each debt issue as a reduction of interest expense. WCI and ATC (the “Guarantors”) have each guaranteed a pro-rata portion of TWE’s debt and accrued

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	Debt and Mandatorily Redeemable Preferred Equity (Continued)

interest, based on the relative fair value of the net assets that each Guarantor (or its predecessor) contributed to TWE prior to the TWE Restructuring. Such indebtedness is recourse to each Guarantor only to the extent of its guarantee. TWC has in turn guaranteed the respective obligations of each of the Guarantors. The indenture pursuant to which TWE’s public notes and debentures have been issued requires the majority consent of the holders of the notes and debentures to terminate the Guarantor guarantees. There are generally no restrictions on the ability of the Guarantors to transfer material assets (other than their interests in TWE or TWC) to parties that are not guarantors. On September 10, 2003, TWE submitted an application with the SEC to withdraw its 7.25% Senior Debentures (due 2008) from listing and registration on the New York Stock Exchange. The application to withdraw was granted by the SEC effective on October 17, 2003. As a result, TWE no longer has an obligation to file reports with the SEC under the Securities Exchange Act of 1934, as amended.

On November 1, 2004, TWE, TWC, certain other affiliates of Time Warner and the Bank of New York, as Trustee, entered into the Ninth Supplemental Indenture to the Indenture governing approximately $3.2 billion (principal amount) of notes and debentures issued by TWE (the “TWE bonds”). As a result of this supplemental indenture, TW NY assumed certain partnership liabilities with respect to the TWE bonds.

Mandatorily Redeemable Preferred Equity

As part of the TWE Restructuring, TWE issued $2.4 billion in mandatorily redeemable preferred equity to a subsidiary of Time Warner in conjunction with the TWE Restructuring. The issuance was a non-cash transaction. The preferred equity pays cash distributions at an annual rate of 8.059% of its face value, payable in cash each quarter. The preferred equity matures and is required to be redeemed by TWE in cash on April 1, 2023.

Deferred Financing Costs

As of December 31, 2005, the Company has capitalized $5 million of deferred financing costs, net of accumulated amortization, associated with the establishment of the TWC credit facilities and the issuance of mandatorily redeemable preferred equity. These capitalized costs are amortized over the term of the related debt facility and included as a component of interest expense.

Maturities

Annual repayments of long-term debt, including the repayment of mandatorily redeemable preferred equity, are expected to occur as follows:

Year	Repayments
(In millions)

2008	$600
2009	1,105
2012	608
2023	3,400
2033	1,000

$6,713

Fair Value of Debt

Based on the level of interest rates prevailing at December 31, 2005 and December 31, 2004, the fair value of TWC’s fixed-rate debt (including the mandatorily redeemable preferred equity) exceeded its carrying value by approximately $325 million and $1.111 billion at December 31, 2005 and December 31, 2004, respectively. Unrealized gains or losses on debt do not result in the realization or expenditure of cash and are not recognized for financial reporting purposes unless the debt is retired prior to its maturity.

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.	Income Taxes

TWC is not a separate taxable entity for U.S. federal and various state income tax purposes and its results are included in the consolidated U.S. federal and certain state income tax returns of Time Warner. The following income tax information has been prepared assuming TWC was a stand-alone taxpayer for all periods presented.

The components of the provision for income taxes are as follows:

	Year ended December 31,
	2005	2004	2003
	(recast)
	(restated, in millions)

Federal
Current	$(520)	$5	$(222)
Deferred	(164)	(402)	(76)
State
Current	(89)	(54)	(100)
Deferred	561	(66)	14

Total income tax provision	$(212)	$(517)	$(384)

The difference between income taxes expected at the U.S. federal statutory income tax rate of 35% and income taxes provided is detailed below:

	Year ended December 31,
	2005	2004	2003
	(recast)
	(restated, in millions)

Taxes on income at U.S. federal statutory rate	$(513)	$(435)	$(324)
State and local taxes, net of federal tax benefits	(81)	(79)	(56)
State tax law change, deferred tax impact	205	—	—
State ownership restructuring and methodology changes, deferred tax impact	179	—	—
Other	(2)	(3)	(4)

Reported income tax provision	$(212)	$(517)	$(384)

The Company has recorded a tax benefit in shareholders’ equity and attributed net assets of $3 million in 2005, $2 million in 2004 and $2 million in 2003 in connection with the exercise of certain stock options.

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.	Income Taxes (Continued)

Significant components of TWC’s net deferred tax liabilities are as follows:

	As of December 31,
	2005	2004
	(recast)
	(restated, in millions)

Cable franchise costs and subscriber lists	$(10,740)	$(11,039)
Fixed assets	(1,494)	(1,617)
Investments	(334)	(376)
Other	(184)	(134)

Deferred tax liabilities	(12,752)	(13,166)

Stock-based compensation	139	133
Receivable allowances	27	26
Other	117	141

Deferred tax assets	283	300

Net deferred tax liabilities	$(12,469)	$(12,866)

TWC owns 94.3% of the common equity of TWE. Net income for financial reporting purposes of TWE is allocated to the partners in accordance with the partners’ common ownership interests. Income for tax purposes is allocated in accordance with the partnership agreement and related tax law. As a result, the allocation of taxable income to the partners differs from the allocation of net income for financial reporting purposes. In addition, pursuant to the partnership agreement, TWE makes tax distributions based upon the taxable income of the partnership. The payments are made to each partner in accordance with their common ownership interest.

10.	Stock-Based Compensation

Time Warner has two active equity plans under which it is authorized to grant options to purchase Time Warner common stock to employees of TWC. Such options have been granted to employees of TWC with exercise prices equal to the fair market value at the date of grant. Generally, the options vest ratably, over a four-year vesting period, and expire ten years from the date of grant. Certain option awards provide for accelerated vesting upon an election to retire pursuant to TWC’s defined benefit retirement plans or after reaching a specified age and years of service.

Certain information for Time Warner stock-based compensation plans for the years ended December 31, 2005, 2004 and 2003 is as follows:

	Year ended December 31,
	2005	2004	2003
	(In millions)

Compensation Cost Recognized by TWC:
Stock option plans	$53	$66	$93
Restricted stock and restricted stock units	—	4	4

Total	$53	$70	$97

Tax benefit recognized	$20	$25	$36

Other information pertaining to each category of stock-based compensation plan appears below.

Stock Option Plans

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, consistent with the provisions of FAS 123R and SEC Staff Accounting Bulletin No. 107, Share-Based

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Stock-Based Compensation (Continued)

Payment. Because option-pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The assumptions presented in the table below represent the weighted average value of the applicable assumption used to value stock options at their grant date. In determining the volatility assumption, the Company considers implied volatilities from traded options, as well as quotes from third-party investment banks. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on the historical exercise experience of the Company’s employees. The Company evaluated the historical exercise behaviors of five employee groups, one of which related to retirement-eligible employees while the other four of which were segregated based on the number of options granted when determining the expected term assumptions. The risk-free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The Company determines the expected dividend yield percentage by dividing the expected annual dividend by the market price of Time Warner common stock at the date of grant.

	Year ended December 31,
	2005	2004	2003

Expected volatility	24.5%	34.9%	53.9%
Expected term to exercise after vesting	4.79 years	3.60 years	3.11 years
Risk-free rate	3.91%	3.07%	2.56%
Expected dividend yield	0.1%	0%	0%

The following table summarizes certain key information about Time Warner stock options awarded to employees of the continuing operations of TWC outstanding at December 31, 2005:

		Weighted	Weighted Average	Aggregate
		Average	Remaining	Intrinsic
	Shares	Exercise Price	Contractual Life	Value
	(In thousands)		(In years)	(In thousands)

Outstanding at January 1, 2003	33,985	$35.66
2003 Activity
Granted	9,993	10.55
Exercised	(940)	10.94
Cancelled	(1,533)	31.13

Outstanding at December 31, 2003	41,505	30.25
2004 Activity
Granted	8,298	17.25
Exercised	(1,076)	12.15
Cancelled	(934)	30.25

Outstanding at December 31, 2004	47,793	28.40
2005 Activity
Granted	7,978	17.96
Exercised	(1,172)	12.09
Cancelled	(647)	26.89

Outstanding at December 31, 2005	53,952	27.22	6.31	$70,340

Exercisable at December 31, 2005	33,752	33.38	5.28	$37,552

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Stock-Based Compensation (Continued)

At December 31, 2005, the number, weighted-average exercise price, aggregate intrinsic value and weighted-average remaining contractual term of options vested and expected to vest approximate amounts outstanding. Total unrecognized compensation cost related to unvested stock option awards at December 31, 2005 prior to the consideration of expected forfeitures is approximately $33 million and is expected to be recognized over a weighted average period of 2 years.

The weighted average fair value of a Time Warner stock option granted to TWC employees during the year was $5.11 ($3.07 net of taxes) in both 2005 and 2004 and $4.06 ($2.44 net of taxes) in 2003. The total intrinsic value of options exercised during the year ended December 31, 2005, 2004 and 2003 was $7 million, $8 million and $3 million, respectively. In connection with these exercises, the tax benefits realized from stock options exercised during the year ended December 31, 2005, 2004 and 2003 was $3 million, $3 million and $1 million, respectively.

At December 31, 2005, 2004 and 2003, approximately 33.8 million, 25.3 million and 18.4 million Time Warner stock options, respectively, were exercisable with respect to employees of the continuing operations of TWC.

Upon exercise of Time Warner options, TWC is obligated to reimburse Time Warner for the excess of the market price of the stock over the option exercise price. TWC records a stock option distribution liability and a corresponding adjustment to shareholders’ equity or attributed net assets, with respect to unexercised options. This liability will increase or decrease depending on the number of vested options outstanding and the market price of Time Warner common stock. This liability was $55 million and $57 million as of December 31, 2005 and December 31, 2004, respectively, and is included as a component of accrued compensation in other current liabilities. TWC reimbursed Time Warner approximately $7 million, $8 million and $3 million during the years ended December 31, 2005, 2004 and 2003, respectively.

11.	Employee Benefit Plans

The Company participates in various funded and non-funded non-contributory defined benefit pension plans administered by Time Warner (the “Pension Plans”) and the TWC Savings Plan (the “401K Plan”), a defined pre-tax contribution plan.

Benefits under the Pension Plans for all employees are determined based on formulas that reflect employees’ years of service and compensation levels during their employment period. The Company’s pension assets are held in a master trust with plan assets of other Time Warner defined benefit plans. Time Warner’s common stock represents approximately 3% of defined benefit plan assets held in the master trust at both December 31, 2005 and 2004. TWC uses a December 31 measurement date for its plans. A summary of activity for the Pension Plans is as follows:

	Year ended December 31,
	2005	2004	2003
	(In millions)

Components of Net Periodic Benefit Cost
Service cost	$53	$47	$35
Interest cost	51	44	36
Expected return on plan assets	(64)	(47)	(29)
Net amortization	21	20	21

Total Net Periodic Benefit Cost	$61	$64	$63

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.	Employee Benefit Plans (Continued)

	As of December 31,
	2005	2004
	(In millions)

Change in Projected Benefit Obligation
Projected benefit obligation at beginning of year	$781	$619
Service cost	53	47
Interest cost	51	44
Actuarial loss	64	84
Benefits paid	(12)	(13)

Projected benefit obligation at end of year	$937	$781

Accumulated benefit obligation	$784	$645

Change in Plan Assets
Fair value of plan assets at beginning of year	$802	$599
Actual return on plan assets	46	66
Employer contribution	91	150
Benefits paid	(12)	(13)

Fair value of plan assets at end of year	$927	$802

Funded Status
Fair value of plan assets at end of year	$927	$802
Projected benefit obligation at end of year	937	781

Funded status	(10)	21
Unrecognized actuarial loss	306	245

Net amount recognized	$296	$266

Amounts recognized in the balance sheet
Prepaid benefit cost	$320	$287
Accrued benefit cost	(35)	(27)
Accumulated other comprehensive income	11	6

Net amount recognized	$296	$266

	Year ended December 31,
	2005	2004	2003

Weighted average pension assumptions used to determine benefit obligation
Discount rate	5.75%	6.00%	6.25%
Rate of compensation increase	4.50%	4.50%	4.50%
Weighted average pension assumptions used to determine net periodic benefit cost
Discount rate	6.00%	6.25%	6.75%
Expected return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	4.50%	4.50%	4.50%

The discount rate was determined by reference to the Moody’s Aa Corporate Bond Index, adjusted for coupon frequency and duration of the pension obligation. In developing the expected long-term rate of return on assets, the Company considered the pension portfolio’s composition, past average rate of earnings and discussions with portfolio managers. The expected long-term rate of return for domestic plans is based on an asset allocation

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.	Employee Benefit Plans (Continued)

assumption of 75% equities and 25% fixed-income securities. The expected rate of return for the plans is based upon its expected asset allocation.

The Company maintains certain unfunded defined benefit pension plans that are included above. The projected benefit obligations and accumulated benefit obligations for the unfunded defined benefit pension plans were each $35 million as of December 31, 2005 and $27 million as of December 31, 2004. At December 31, 2005 there were no minimum required contributions for funded plans and no discretionary or non-cash contributions are currently planned. For unfunded plans, contributions will continue to be made to the extent benefits are paid.

The Company’s investment strategy for its pension plans is to maximize the long-term rate of return on plan assets within an acceptable level of risk while maintaining adequate funding levels. The Company’s practice is to conduct a strategic review of its asset allocation strategy every five years. The Company’s current broad strategic targets are to have a pension asset portfolio comprising 75% equity securities and 25% fixed-income securities, which was achieved at both December 31, 2005 and 2004. A portion of the fixed-income allocation is reserved in short-term cash to provide for expected benefits to be paid in the short term. The Company’s equity portfolios are managed to achieve optimal diversity. The Company’s fixed-income portfolio is investment-grade in the aggregate. The Company does not manage any assets internally, does not have any passive investments in index funds and does not utilize hedging, futures or derivative instruments.

After considering the funded status of the Company’s defined benefit pension plans, movements in the discount rate, investment performance and related tax consequences, the Company may choose to make contributions to its pension plans in any given year. At December 31, 2005, there were no minimum required contributions and no discretionary or non-cash contributions are currently planned. For the unfunded plans, contributions will continue to be made to the extent benefits are paid. Expected benefit payments for domestic unfunded plans for 2006 is approximately $1 million.

Information about the expected benefit payments for the Company’s defined benefit plans is as follows (in millions):

Expected benefit payments:
2006	$14
2007	20
2008	20
2009	23
2010	26
2011 to 2015	191

The above detail of expected benefit payments includes approximately $21 million of benefits related to unfunded plans.

Certain employees of TWC participate in multi-employer pension plans as to which the expense amounted to $21 million in 2005, $19 million in 2004, and $17 million in 2003.

TWC employees also generally participate in certain defined contribution plans, including the 401K Plan, for which the expense amounted to $39 million in 2005, $33 million in 2004, and $30 million in 2003. Contributions to the defined contribution plans are based upon a percentage of the employees’ elected contributions.

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.	Related Parties

In the normal course of conducting its business, the Company has various transactions with Time Warner, affiliates and subsidiaries of Time Warner, Comcast and the equity method investees of TWC. A summary of these transactions is as follows:

	Year ended December 31,
	2005	2004	2003
	(In millions)

Revenues:
Advertising	$10	$22	$23
AOL broadband subscriptions	29	38	58
Road Runner revenues from TWC’s unconsolidated cable television systems joint ventures	68	53	44
Other	2	2	—

Total	$109	$115	$125

Costs of revenues:
Programming services provided by affiliates and subsidiaries of Time Warner	$(597)	$(564)	$(518)
Programming services provided by affiliates of Comcast	(47)	(43)	(31)
Connectivity services provided by affiliates and subsidiaries of Time Warner	(18)	(45)	(67)
Other costs charged by affiliates and subsidiaries of Time Warner	(12)	(7)	(5)
Other costs charged by equity investees	(11)	(9)	(10)

Total	$(685)	$(668)	$(631)

Selling, general and administrative expenses:
Management fee income from unconsolidated cable television system joint ventures	$42	$39	$30
Management fees paid to Time Warner	(8)	(7)	(18)
Transactions with affiliates and subsidiaries of Time Warner	(10)	(9)	(7)

Total	$24	$23	$5

Interest expense, net:
Interest income on amounts receivable from unconsolidated cable television system joint ventures	$35	$25	$19
Interest expense paid to Time Warner(a)	(193)	(193)	(154)

Total	$(158)	$(168)	$(135)

(a)	Represents interest paid to Time Warner in connection with the mandatorily redeemable preferred equity issued in the TWE Restructuring in 2003.

Funding Agreement—Texas and Kansas City Cable Partners, L.P.

TWE-A/N and Comcast are parties to a funding agreement (the “Funding Agreement”) that requires the parties to provide additional funding to TKCCP on a month-to-month basis in an amount to enable certain Texas systems (i.e., Houston and south Texas systems) to maintain compliance with financial covenants under its bank credit facilities. The Texas systems’ outstanding principal and accrued interest under its bank credit facilities as of December 31, 2005 and 2004 was $548 million and $805 million, respectively. Currently, TWE-A/N and Comcast each fund half of the total obligation under the Funding Agreement. The Company’s funding obligations under the Funding Agreement totaled $40 million and $33 million for the years ended December 31, 2005 and 2004, respectively. In accordance with FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.	Related Parties (Continued)

Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34, the Company has accrued $45 million as a liability related to the estimated prospective funding of the Texas systems through June 1, 2006.

Upon completion of the TKCCP restructuring in May 2004, TWE-A/N’s funding obligation for the Texas systems was automatically extended until all amounts borrowed under the senior credit agreement have been repaid and the senior credit agreement has been terminated. As part of the restructuring, all of the assets and liabilities of TKCCP have been grouped into two comparable pools. Upon delivery of a dissolution notice by either partner, which can occur no earlier than June 1, 2006, the partner receiving the dissolution notice will choose and take full ownership of a pool of assets and liabilities that will be distributed to it upon dissolution. The other partner will receive and take full ownership of the other pool of assets and liabilities upon dissolution. After the pools have been allocated, each partner will provide funding under the Funding Agreement pro-rata based on the amount of the debt incurred under the senior credit facility that is allocated to the pool selected by that partner until the partnership is dissolved and the senior credit agreement terminates.

Promissory notes issued under the Funding Agreement bear interest at LIBOR plus 4% (adjusted quarterly and added to the principal amount of the note) and are subordinate in payment to the credit agreement of TKCCP and are payable on the day following the date on which TKCCP has no outstanding borrowings under its senior credit agreement. The related interest earned for the years ended December 31, 2005, 2004 and 2003 totaled approximately $35 million, $22 million, and $17 million, respectively. As of December 31, 2005 and December 31, 2004, the Company holds $517 million and $425 million, respectively, of promissory notes from TKCCP (including accrued interest of approximately $98 million and $63 million, respectively) which have been recorded in investments.

Reimbursements of Programming Expense

A subsidiary of Time Warner previously agreed to assume a portion of the cost of TWC’s new contractual carriage arrangements with a programmer in order to secure other forms of content from the same programmer over time periods consistent with the terms of the respective TWC carriage contract. The amount assumed represented Time Warner’s best estimate of the fair value of the other content acquired by the Time Warner subsidiary at the time the agreements were executed. Under this arrangement, the subsidiary makes periodic payments to TWC that are classified as a reduction of programming costs in the accompanying consolidated statement of operations. Payments received and accrued under this agreement totaled approximately $30 million, $15 million and $11 million in 2005, 2004 and 2003, respectively.

13.	Commitments and Contingencies

Prior to its 2003 restructuring, TWE had various contingent commitments, including guarantees, related to the TWE Non-cable Businesses. In connection with the restructuring of TWE, some of these commitments were not transferred with their applicable Non-cable Business and they remain contingent commitments of TWE. Time Warner and WCI have agreed, on a joint and several basis, to indemnify TWE from and against any and all of these contingent liabilities, but TWE remains a party to these commitments.

Firm Commitments

The Company has commitments under various firm contractual arrangements to make future payments for goods and services. These firm commitments secure future rights to various assets and services to be used in the normal course of operations. For example, the Company is contractually committed to make some minimum lease payments for the use of property under operating lease agreements. In accordance with current accounting rules, the future rights and obligations pertaining to these contracts are not reflected as assets or liabilities on the accompanying consolidated balance sheet.

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.	Commitments and Contingencies (Continued)

The following table summarizes the material firm commitments of the Company’s continuing operations at December 31, 2005 and the timing of and effect that these obligations are expected to have on the Company’s liquidity and cash flow in future periods. This table excludes repayments on long-term debt (including capital leases) and commitments related to other entities, including certain unconsolidated equity method investees. TWC expects to fund these firm commitments with operating cash flow generated in the normal course of business.

	Firm Commitments
		2007-	2009-	2011 and
	2006	2008	2010	thereafter	Total
	(In millions)

Programming purchases(a)	$1,992	$3,644	$1,419	$1,593	$8,648
Facility leases(b)	56	106	88	284	534
Data processing services	32	63	63	61	219
High-speed data connectivity	21	1	—	—	22
Digital Phone connectivity	176	97	1	—	274
Converter and modem purchases	251	—	—	—	251
Other	7	3	2	1	13

Total	$2,535	$3,914	$1,573	$1,939	$9,961

(a)	The Company has purchase commitments with various programming vendors to provide video services to subscribers. Programming fees represent a significant portion of its costs of revenues. Future fees under such contracts are based on numerous variables, including number and type of customers. The amounts of the commitments reflected above are based on the number of consolidated subscribers at December 31, 2005 applied to the per subscriber contractual rates contained in the contracts that were in effect as of December 31, 2005.

(b)	The Company has facility lease commitments under various operating leases including minimum lease obligations for real estate and operating equipment.

The Company’s total rent expense amounted to $102 million, $105 million and $94 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Contingent Commitments

Prior to the TWE Restructuring, TWE had various contingent commitments, including guarantees, related to the TWE Non-cable Businesses. In connection with the restructuring of TWE, some of these commitments were not transferred with their applicable Non-cable Business and they remain contingent commitments of TWE. Specifically, in connection with the Non-cable Businesses’ former investment in the Six Flags theme parks located in Georgia and Texas (“Six Flags Georgia” and “Six Flags Texas,” respectively, and collectively, the “Parks”), Time Warner and TWE each agreed to guarantee (the “Six Flags Guarantee”) certain obligations of the partnerships that hold the Parks (the “Partnerships”), including the following (the “Guaranteed Obligations”): (a) the obligation to make a minimum amount of annual distributions to the limited partners of the Partnerships; (b) the obligation to make a minimum amount of capital expenditures each year; (c) the requirement that an annual offer to purchase be made in respect of 5% of the limited partnership units of the Partnerships (plus any such units not purchased in any prior year) based on an aggregate price for all limited partnership units at the higher of (i) $250 million in the case of Six Flags Georgia or $374.8 million in the case of Six Flags Texas and (ii) a weighted average multiple of EBITDA for the respective Park over the previous four-year period; (d) ground lease payments; and (e) either (i) the purchase of all of the outstanding limited partnership units upon the earlier of the occurrence of certain specified events and the end of the term of each of the Partnerships in 2027 (Six Flags Georgia) and 2028 (Six Flags Texas) (the “End of Term Purchase”) or (ii) the obligation to cause each of the Partnerships to have no indebtedness and to meet certain other financial tests as of the end of the term of the Partnership. The aggregate purchase price for the limited partnership units pursuant to the End of Term Purchase is $250 million in the case of Six Flags Georgia and $374.8 million in the case of Six Flags Texas (in each case, subject to a consumer price index based adjustment calculated annually from 1998 in respect of Six Flags Georgia and 1999 in respect of Six Flags Texas). Such aggregate amount will be reduced ratably to reflect limited partnership units previously purchased.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.	Commitments and Contingencies (Continued)

In connection with the 1998 sale of Six Flags Entertainment Corporation to Premier Parks Inc. (“Premier”), Premier, Historic TW and TWE, among others, entered into a Subordinated Indemnity Agreement pursuant to which Premier agreed to guarantee the performance of the Guaranteed Obligations when due and to indemnify Historic TW and TWE, among others, in the event that the Guaranteed Obligations are not performed and the Six Flags Guarantee is called upon. In the event of a default of Premier’s obligations under the Subordinated Indemnity Agreement, the Subordinated Indemnity Agreement and related agreements provide, among other things, that Historic TW and TWE have the right to acquire control of the managing partner of the Parks. Premier’s obligations to Historic TW and TWE are further secured by its interest in all limited partnership units that are purchased by Premier.

Additionally, Time Warner and WCI have agreed, on a joint and several basis, to indemnify TWE from and against any and all of these contingent liabilities, but TWE remains a party to these commitments. In the event that TWE is required to make a payment related to any contingent liabilities of the TWE Non-cable Businesses, TWE will recognize an expense from discontinued operations and will receive a capital contribution from Time Warner and/or its subsidiary WCI for reimbursement of the incurred expenses. Additionally, costs related to any acquisition and subsequent distribution to Time Warner would also be treated as an expense of discontinued operations to be reimbursed by Time Warner.

To date, no payments have been made by Historic TW or TWE pursuant to the Six Flags Guarantee.

The Company has cable franchise agreements containing provisions requiring the construction of cable plant and the provision of services to customers within the franchise areas. In connection with these obligations under existing franchise agreements, TWC obtains surety bonds or letters of credit guaranteeing performance to municipalities and public utilities and payment of insurance premiums. The Company has also obtained letters of credit for several of its joint ventures and other obligations.

Should the Company or these joint ventures default on their obligations supported by the letters of credit, TWC would be obligated to pay these costs to the extent of the letters of credit. Such surety bonds and letters of credit as of December 31, 2005 amounted to $265 million. Payments under these arrangements are required only in the event of nonperformance. No amounts were outstanding under these arrangements at December 31, 2005. The Company does not expect that these contingent commitments will result in any amounts being paid in the foreseeable future.

TWE is required, at least quarterly, to make tax distributions to its partners in proportion to their residual interests in an aggregate amount generally equivalent to a percentage of TWE’s taxable income. TWC is also required to make cash distributions to Time Warner when the Company’s employees exercise previously issued Time Warner stock options.

Certain Investee Obligations

Cable Joint Ventures

In 2004, TWE-A/N (which owns the Company’s interest in TKCCP) agreed to extend its commitment to provide a ratable share (i.e., 50%) of any funding required to maintain certain Texas systems (i.e., Houston and south and west Texas systems) in compliance with their financial covenants under the bank credit facilities (which facilities are otherwise nonrecourse to the Company, its other subsidiaries and its Kansas City systems). Funding made with respect to this agreement is contributed to the Texas systems in the form of partner subordinated loans. The aggregate amount of subordinated debt provided by TWE-A/N in 2005 and 2004 with respect to its obligations under the funding agreement was $40 million and $33 million, respectively. TWE-A/N’s ultimate liability in respect of the funding agreement is dependent on the financial results of the Texas systems.

The existing bank credit facilities of the Texas systems and the Kansas City systems (approximately $548 million in aggregate principal outstanding as of December 31, 2005 for the Texas systems and $400 million in aggregate principal outstanding as of December 31, 2005 for the Kansas City systems) mature at the earlier of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.	Commitments and Contingencies (Continued)

June 30, 2007 for the Texas systems and March 31, 2007 for the Kansas City systems or the refinancing thereof pursuant to the dissolution of the partnership.

Legal Proceedings

Securities Matters

In July 2005, Time Warner reached an agreement for the settlement of the primary securities class action pending against it. The settlement is reflected in a written agreement between the lead plaintiff and Time Warner. In connection with reaching the agreement in principle on the securities class action, Time Warner established a reserve of $2.4 billion during the second quarter of 2005. Pursuant to the settlement, in October 2005 Time Warner paid $2.4 billion into a settlement fund (the “MSBI Settlement Fund”) for the members of the class represented in the action. In addition, the $150 million previously paid by Time Warner into a fund in connection with the settlement of the investigation by the DOJ was transferred to the MSBI Settlement Fund, and Time Warner is using its best efforts to have the $300 million it previously paid in connection with the settlement of its SEC investigation, or at least a substantial portion of it, transferred to the MSBI Settlement Fund.

During the second quarter of 2005, Time Warner also established an additional reserve totaling $600 million in connection with a number of other related litigation matters that remain pending, including shareholder derivative suits, individual securities actions (including suits brought by individual shareholders who decided to “opt-out” of the settlement) and the three putative class action lawsuits alleging Employee Retirement Income Security Act (“ERISA”) violations described below.

Time Warner reached an agreement with the carriers on its directors and officers insurance policies in connection with the related securities and derivative action matters (other than the actions alleging violations of ERISA described below). As a result of this agreement, in the fourth quarter Time Warner recorded a recovery of approximately $185 million (bringing the total 2005 recoveries to $206 million), which is expected to be collected in the first quarter of 2006.

Time Warner’s pending settlement of the primary securities class action and payment of the $2.4 billion into the MSBI Settlement Fund, the establishment of the additional $600 million reserve and the oral understanding with the insurance carriers have no impact on the consolidated financial statements of TWC.

As of February 23, 2006, three putative class action lawsuits have been filed alleging violations of ERISA in the U.S. District Court for the Southern District of New York on behalf of current and former participants in the Time Warner Savings Plan, the Time Warner Thrift Plan and/or the TWC Savings Plan (the “Plans”). Collectively, these lawsuits name as defendants Time Warner, certain current and former directors and officers of Time Warner and members of the Administrative Committees of the Plans. One of these cases also names TWE as a defendant. The lawsuits allege that Time Warner and other defendants breached certain fiduciary duties to plan participants by, inter alia, continuing to offer Time Warner stock as an investment under the Plans, and by failing to disclose, among other things, that Time Warner was experiencing declining advertising revenues and that Time Warner was inappropriately inflating advertising revenues through various transactions. The complaints seek unspecified damages and unspecified equitable relief. The ERISA actions have been consolidated with other Time Warner-related shareholder lawsuits and derivative actions under the caption In re AOL Time Warner Inc. Securities and “ERISA” Litigation in the Southern District of New York. On July 3, 2003, plaintiffs filed a consolidated amended complaint naming additional defendants, including TWE, certain current and former officers, directors and employees of Time Warner and Fidelity Management Trust Company. On September 12, 2003, Time Warner filed a motion to dismiss the consolidated ERISA complaint. On March 9, 2005, the court granted in part and denied in part Time Warner’s motion to dismiss. The court dismissed two individual defendants and TWE for all purposes, dismissed other individuals with respect to claims plaintiffs had asserted involving the TWC Savings Plan, and dismissed all individuals who were named in a claim asserting that their stock sales had constituted a breach of fiduciary duty to the Plans. Time Warner filed an answer to the consolidated ERISA complaint on May 20, 2005. On

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.	Commitments and Contingencies (Continued)

January 17, 2006, plaintiffs filed a motion for class certification. On the same day, defendants filed a motion for summary judgment on the basis that plaintiffs cannot establish loss causation for any of their claims and therefore have no recoverable damages, as well as a motion for judgment on the pleadings on the basis that plaintiffs do not have standing to bring their claims. The parties have reached an understanding to resolve these matters, subject to definitive documentation and necessary court approvals. As these matters are principally Time Warner related, no impact has been reflected in the accompanying consolidated financial statements of the Company.

Government Investigations

As previously disclosed by the Company, the SEC and the U.S. Department of Justice (the “DOJ”) had been conducting investigations into accounting and disclosure practices of Time Warner. Those investigations focused on advertising transactions, principally involving Time Warner’s AOL segment, the methods used by the AOL segment to report its subscriber numbers and the accounting related to Time Warner’s interest in AOL Europe prior to January 2002.

Time Warner and its subsidiary, AOL, entered into a settlement with the DOJ in December 2004 that provided for a deferred prosecution arrangement for a two-year period. As part of the settlement with the DOJ, in December 2004, Time Warner paid a penalty of $60 million and established a $150 million fund, which Time Warner could use to settle related securities litigation. During October 2005, the $150 million was transferred by Time Warner into the MSBI Settlement Fund for the members of the class covered by the consolidated securities class action described above.

In addition, on March 21, 2005, Time Warner announced that the SEC had approved Time Warner’s proposed settlement, which resolved the SEC’s investigation of Time Warner.

Under the terms of the settlement with the SEC, Time Warner agreed, without admitting or denying the SEC’s allegations, to be enjoined from future violations of certain provisions of the securities laws and to comply with the cease-and-desist order issued by the SEC to AOL in May 2000. The settlement also required Time Warner to:

•	Pay a $300 million penalty, which will be used for a Fair Fund, as authorized under the Sarbanes-Oxley Act;

•	Adjust its historical accounting for Advertising revenues in certain transactions with Bertelsmann, A.G. that were improperly or prematurely recognized, primarily in the second half of 2000, during 2001 and during 2002; as well as adjust its historical accounting for transactions involving three other AOL customers where there were Advertising revenues recognized in the second half of 2000 and during 2001;

•	Adjust its historical accounting for its investment in and consolidation of AOL Europe; and

•	Agree to the appointment of an independent examiner, who will either be or hire a certified public accountant. The independent examiner will review whether Time Warner’s historical accounting for transactions with 17 counterparties identified by the SEC staff, principally involving online advertising revenues and including three cable programming affiliation agreements with related advertising elements, was in conformity with GAAP, and provide a report to Time Warner’s audit and finance committee of its conclusions, originally within 180 days of being engaged. The transactions that would be reviewed were entered into between June 1, 2000 and December 31, 2001, including subsequent amendments thereto, and involved online advertising and related transactions for which revenue was principally recognized before January 1, 2002. Of the 17 counterparties identified, only the three counterparties to the cable programming affiliation agreements involve transactions with TWC.

Time Warner paid the $300 million penalty in March 2005. As described above, in connection with the pending settlement of the consolidated securities class action, Time Warner is using its best efforts to have the $300 million, or a substantial portion thereof, transferred to the MSBI Settlement Fund. The historical accounting adjustments were reflected in the restatement of Time Warner’s financial results for each of the years ended December 31, 2000

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.	Commitments and Contingencies (Continued)

through December 31, 2003, which were included in Time Warner’s Annual Report on Form 10-K for the year ended December 31, 2004.

The independent examiner began his review in June 2005 and, after several extensions of time, recently completed that review, in which he concluded that certain of the transactions under review with 15 counterparties, including three cable programming affiliation agreements with advertising elements, had been accounted for improperly because the historical accounting did not reflect the substance of the arrangements. Under the terms of its SEC settlement, Time Warner is required to restate any transactions that the independent examiner determined were accounted for improperly. Accordingly, on August 15, 2006, Time Warner determined it would restate its consolidated financial results for each of the years ended December 31, 2000 through December 31, 2005 and for the six months ended June 30, 2006. In addition, TWC determined it would restate its consolidated financial results for the years ended December 31, 2001 through December 31, 2005 and for the six months ended June 30, 2006. For more information, see Note 1.

The payments made by Time Warner pursuant to the DOJ and SEC settlements have no impact on the consolidated financial statements of TWC.

Other Matters

On June 16, 1998, plaintiffs in Andrew Parker and Eric DeBrauwere, et al. v. Time Warner Entertainment Company, L.P. and Time Warner Cable filed a purported nationwide class action in U.S. District Court for the Eastern District of New York claiming that TWE sold its subscribers’ personally identifiable information and failed to inform subscribers of their privacy rights in violation of the Cable Communications Policy Act of 1984 and common law. The plaintiffs sought damages and declaratory and injunctive relief. On August 6, 1998, TWE filed a motion to dismiss, which was denied on September 7, 1999. On December 8, 1999, TWE filed a motion to deny class certification, which was granted on January 9, 2001 with respect to monetary damages, but denied with respect to injunctive relief. On June 2, 2003, the U.S. Court of Appeals for the Second Circuit vacated the District Court’s decision denying class certification as a matter of law and remanded the case for further proceedings on class certification and other matters. On May 4, 2004, plaintiffs filed a motion for class certification, which the Company has opposed. This lawsuit has been settled on terms that are not material to TWC. The court granted preliminary approval of the class settlement on October 25, 2005 and held a final approval hearing on May 19, 2006. At this time there can be no assurance that the settlement will receive final court approval.

On April 26, 2005, Acacia Media Technologies (“AMT”) filed suit against TWC in U.S. District Court for the Southern District of New York alleging that TWC infringes several patents held by AMT. AMT has publicly taken the position that delivery of broadcast video (except live programming such as sporting events), Pay-Per-View, Video-on-Demand and ad insertion services over cable systems infringe their patents. AMT has brought similar actions regarding the same patents against numerous other entities, and all of the previously pending litigations have been made the subject of a multidistrict litigation (“MDL”) order consolidating the actions for pretrial activity in the U.S. District Court for the Northern District of California. On October 25, 2005, the TWC action was consolidated into the MDL proceedings. The plaintiff is presently seeking unspecified monetary damages as well as injunctive relief. The Company intends to defend against this lawsuit vigorously. The Company is unable to predict the outcome of this suit or reasonably estimate a range of possible loss.

On June 22, 2005, Mecklenburg County filed suit against TWE-A/N in the General Court of Justice District Court Division, Mecklenburg County, North Carolina. Mecklenburg County, the franchisor in TWE-A/N’s Mecklenburg County cable system, alleges that TWE-A/N’s predecessor failed to construct an institutional network in 1981 and that TWE-A/N assumed that obligation upon the transfer of the franchise in 1995. Mecklenburg County is seeking compensatory damages and TWE-A/N’s release of certain video channels it is currently using on the cable system. TWE-A/N intends to defend against this lawsuit vigorously. The Company is unable to predict the outcome of this suit or reasonably estimate a range of possible loss.

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.	Commitments and Contingencies (Continued)

On April 25, 2005, the City of Minneapolis (the “City”) filed suit against TWC and a subsidiary in Hennepin County District Court, alleging that TWC’s Minneapolis division failed to comply with certain provisions of its franchise agreement with the City. In particular, the complaint alleges that the division failed to pay franchise fees allegedly owed on the cable modem service, and failed to dedicate 25% of the channel capacity of the cable television network to public use as allegedly required by the franchise agreement. TWC removed the case to the U.S. District Court for the District of Minnesota and filed a motion to dismiss, which was granted. The City filed a notice of appeal to the U.S. Circuit Court of Appeals for the Eighth Circuit in December 2005. The Company intends to defend against this lawsuit vigorously. The Company is unable to predict the outcome of this suit or reasonably estimate a range of possible loss.

In addition, during 2005, the City notified TWC that the City believed the Company was in violation of nine separate provisions of its franchise agreement, including the two identified in the preceding paragraph. In December 2005, the parties settled four of the nine alleged violations with a nominal payment by TWC without the Company admitting any liability or wrongdoing. The City has tolled any action on the allegation that the Company is in breach for failure to remit franchise fees on cable modem service pending the outcome of the appeal in the case described in the preceding paragraph. The City is pursuing the remaining four allegations by seeking to impose penalties against the Company in a quasi-judicial proceeding before the Minneapolis City Council. TWC intends to vigorously defend against the imposition of penalties, including commencing, on February 3, 2006, an action in the U.S. District Court for the District of Minnesota seeking declaratory relief. The Company is unable to predict the outcome of these actions or reasonably estimate the range of possible loss.

On July 14, 2005, Forgent Networks, Inc. (“Forgent”) filed suit in the U.S. District Court for the Eastern District of Texas alleging that TWC and a number of other cable operators and direct broadcast satellite operators infringe a patent related to Digital Video Recorder technology. TWC is working closely with its Digital Video Recorder equipment vendors in defense of this matter, certain of whom have filed a declaratory judgment lawsuit against Forgent alleging the patent cited by Forgent to be non-infringed, invalid and unenforceable. Forgent is seeking unspecified damages and injunctive relief in its suit against TWC. The Company intends to defend against this lawsuit vigorously. The Company is unable to predict the outcome of this suit or reasonably estimate a range of possible loss.

On September 20, 2005, Digital Packet Licensing, Inc. filed suit in the U.S. District Court for the Eastern District of Texas alleging that TWC and a number of other telephone service and network providers infringe a patent relating to Internet protocol telephone operations. The plaintiff sought unspecified damages and injunctive relief. This lawsuit has been settled on terms that are not material to TWC.

From time to time, the Company receives notices from third parties claiming that it infringes their intellectual property rights. Claims of intellectual property infringement could require TWC to enter into royalty or licensing agreements on unfavorable terms, incur substantial monetary liability or be enjoined preliminarily or permanently from further use of the intellectual property in question. In addition, certain agreements entered into by the Company may require the Company to indemnify the other party for certain third-party intellectual property infringement claims, which could increase the Company’s damages and its costs of defending against such claims. Even if the claims are without merit, defending against the claims can be time consuming and costly.

The costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings (whether civil or criminal), settlements, judgments and investigations, claims and changes in those matters (including those matters described above), and developments or assertions by or against the Company relating to intellectual property rights and intellectual property licenses, could have a material adverse effect on the Company’s business, financial condition and operating results.

As part of the TWE Restructuring, Time Warner agreed to indemnify the cable businesses of TWE from and against any and all liabilities relating to, arising out of or resulting from specified litigation matters brought against

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.	Commitments and Contingencies (Continued)

the TWE Non-cable Businesses. Although Time Warner has agreed to indemnify the cable businesses of TWE against such liabilities, TWE remains a named party in certain litigation matters.

In the normal course of business, the Company’s tax returns are subject to examination by various domestic taxing authorities. Such examinations may result in future tax and interest assessments on the Company. In instances where the Company believes that it is probable that it will be assessed, it has accrued a liability. The Company does not believe that these liabilities are material, individually or in the aggregate, to its financial condition or liquidity. Similarly, the Company does not expect the final resolution of tax examinations to have a material impact on the Company’s financial results.

14.	Additional Financial Information

Other Cash Flow Information

Additional financial information with respect to cash (payments) and receipts are as follows:

	Year ended December 31,
	2005	2004	2003
	(In millions)

Cash paid for interest expense, net	$(507)	$(492)	$(443)

Cash paid for income taxes	$(596)	$(88)	$(384)
Cash refunds of income taxes	6	61	—

Cash paid for income taxes, net	$(590)	$(27)	$(384)

Interest Expense, Net

Interest expense, net, consists of:

	Year ended December 31,
	2005	2004	2003
	(In millions)

Interest income	$37	$26	$22
Interest expense	(501)	(491)	(514)

Total interest expense, net	$(464)	$(465)	$(492)

Video Programming, High-Speed Data and Digital Phone Expenses

Direct costs associated with the video, high-speed data and Digital Phone product lines (included within costs of revenues) consist of:

	Year ended December 31,
	2005	2004	2003
	(restated, in millions)

Video programming	$2,040	$1,845	$1,642
High-speed data connectivity	110	134	130
Digital Phone connectivity	127	15	1

Total	$2,277	$1,994	$1,773

The direct costs associated with the video product line include video programming costs. The direct costs associated with the high-speed data and Digital Phone product lines include network connectivity costs and certain other direct costs.

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.	Additional Financial Information (Continued)

Other Current Liabilities

Other current liabilities consist of:

	As of December 31,
	2005	2004
	(restated, in millions)

Accrued compensation and benefits	$240	$181
Accrued franchise fees	115	117
Accrued marketing support	105	99
Accrued interest	97	96
Accrued office and administrative costs	63	66
Accrued sales and other taxes	80	77
Other accrued expenses	183	164

Total	$883	$800

TIME WARNER CABLE INC.

CONSOLIDATED BALANCE SHEET

	June 30,	December 31,
	2006	2005
	(unaudited)	(recast)
	(restated, in millions)

Assets
Current assets:
Cash and cash equivalents	$26	$12
Receivables, less allowances of $62 million in 2006 and $57 million in 2005	413	412
Receivables from affiliated parties	23	8
Other current assets	75	54

Total current assets	537	486
Investments	2,074	1,964
Property, plant and equipment, net	9,123	8,886
Goodwill	1,886	1,906
Other intangible assets subject to amortization, net	126	159
Other intangible assets not subject to amortization	29,883	29,883
Other assets	381	393

Total assets	$44,010	$43,677

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$202	$223
Deferred revenue and subscriber-related liabilities	112	94
Payables to affiliated parties	139	173
Accrued programming expense	357	323
Other current liabilities	815	883

Total current liabilities	1,625	1,696
Long-term debt	4,123	4,463
Mandatorily redeemable preferred equity of a subsidiary	2,400	2,400
Deferred income tax obligations, net	12,665	12,469
Long-term payables to affiliated parties	52	55
Other liabilities	247	256
Minority interests	1,042	1,007
Commitments and contingencies (Note 6)
Mandatorily redeemable Class A Common Stock, $0.01 par value, 43 million shares issued and outstanding as of June 30, 2006 and December 31, 2005	984	984
Shareholders’ equity
Class A Common Stock, $0.01 par value, 882 million shares issued and outstanding as of June 30, 2006 and December 31, 2005	9	9
Class B Common Stock; $0.01 par value; 75 million shares issued and outstanding as of June 30, 2006 and December 31, 2005	1	1
Paid-in capital	18,063	18,068
Accumulated other comprehensive loss, net	(7)	(7)
Retained earnings	2,806	2,276

Total shareholders’ equity	20,872	20,347

Total liabilities and shareholders’ equity	$44,010	$43,677

The accompanying notes are an integral part of the consolidated financial statements.

TIME WARNER CABLE INC.

CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
		(recast)		(recast)
	(restated, in millions, except per share amounts)

Revenues:
Subscriptions
Video	$1,764	$1,639	$3,475	$3,241
High-speed data	646	525	1,258	1,018
Digital Phone	169	57	309	89
Advertising	142	136	259	255

Total revenues(a)	2,721	2,357	5,301	4,603
Costs and expenses:
Costs of revenues(a)(b)	1,199	1,065	2,369	2,066
Selling, general and administrative expenses(a)(b)	472	383	935	810
Merger-related and restructuring costs	12	13	22	30
Depreciation	418	386	829	762
Amortization	20	19	40	39

Total costs and expenses	2,121	1,866	4,195	3,707

Operating Income	600	491	1,106	896
Interest expense, net(a)	(113)	(117)	(225)	(235)
Income from equity investments, net	24	16	42	21
Minority interest expense, net	(26)	(18)	(46)	(31)
Other income	—	—	1	1

Income before income taxes and cumulative effect of accounting change	485	372	878	652
Income tax (provision) benefit	(192)	62	(350)	(54)

Income before cumulative effect of accounting change	293	434	528	598
Cumulative effect of accounting change, net of tax	—	—	2	—

Net income	$293	$434	$530	$598

Income per common share before cumulative effect of accounting changes	$0.29	$0.43	$0.53	$0.60
Cumulative effect of accounting changes	—	—	—	—

Net income per common share	$0.29	$0.43	$0.53	$0.60

Weighted average common shares outstanding	1,000	1,000	1,000	1,000

(a)	Includes the following income (expenses) resulting from transactions with related companies:

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
	(in millions)

Revenues	$28	$27	$55	$52
Costs of revenues	(210)	(175)	(414)	(340)
Selling, general and administrative	8	9	14	17
Interest expense, net	(36)	(40)	(73)	(81)

(b)	Costs of revenues and selling, general and administrative expenses exclude depreciation.

The accompanying notes are an integral part of the consolidated financial statements.

TIME WARNER CABLE INC.

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Six months ended June 30,
	2006	2005
		(recast)
	(restated, in millions)

Operating activities:
Net income	$530	$598
Adjustments for noncash and nonoperating items:
Cumulative effect of accounting change, net of tax	(2)	—
Depreciation and amortization	869	801
Income from equity investments	(42)	(21)
Minority interest expense, net	46	31
Deferred income taxes	189	(232)
Equity-based compensation	21	35
Changes in operating assets and liabilities:
Receivables	(16)	70
Accounts payable and other liabilities	(44)	(7)
Other changes	(10)	(36)

Cash provided by operating activities	1,541	1,239
Investing activities:
Capital expenditures	(1,066)	(899)
Investments and acquisitions	(99)	(81)

Cash used by investing activities	(1,165)	(980)
Financing activities:
Repayments, net of borrowings(b)	(346)	(322)
Distributions to owners, net	(16)	(11)

Cash used by financing activities	(362)	(333)

Increase (Decrease) in cash and cash equivalents	14	(74)
Cash and cash equivalents at beginning of period	12	102

Cash and cash equivalents at end of period	$26	$28

The accompanying notes are an integral part of the consolidated financial statements.

TIME WARNER CABLE INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (UNAUDITED)

	Six months ended June 30,
	2006	2005
		(recast)
	(restated, in millions)

Balance at beginning of period	$20,347	$18,973
Net income	530	598
Adjustment to mandatorily redeemable Class A Common Stock(a)	—	81
Allocations (to) from Time Warner Inc. and other, net	(5)	34

Balance at end of period	$20,872	$19,686

(a)	As a result of the second amendment to the Tolling and Optional Redemption Agreement, the Company reclassified a portion of its mandatorily redeemable Class A common stock to shareholders’ equity in the second quarter of 2005. For additional information on this agreement, refer to the notes to the Company’s consolidated financial statements for the years ended December 31, 2005, 2004 and 2003.

The accompanying notes are an integral part of the consolidated financial statements.

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	Restatement of Prior Financial Information, Description of Business, Recent Developments and Basis of Presentation

Restatement of Prior Financial Information

As previously disclosed by our parent company, Time Warner Inc. (“Time Warner”), the Securities and Exchange Commission (“SEC”) had been conducting an investigation into certain accounting and disclosure practices of Time Warner. On March 21, 2005, Time Warner announced that the SEC had approved Time Warner’s proposed settlement, which resolved the SEC’s investigation of Time Warner. Under the terms of the settlement with the SEC, Time Warner agreed, without admitting or denying the SEC’s allegations, to be enjoined from future violations of certain provisions of the securities laws and to comply with the cease-and-desist order issued by the SEC to AOL LLC (formerly America Online, Inc., “AOL”), a subsidiary of Time Warner, in May 2000. Time Warner also agreed to appoint an independent examiner, who was to either be or hire a certified public accountant. The independent examiner was to review whether Time Warner’s historical accounting for certain transactions (as well as any subsequent amendments) with 17 counterparties identified by the SEC staff, principally involving online advertising revenues and including three cable programming affiliation agreements with related online advertising elements, was appropriate, and provide a report to Time Warner’s Audit and Finance Committee of its conclusions, originally within 180 days of being engaged. The transactions that were to be reviewed were entered into (or amended) between June 1, 2000 and December 31, 2001, including subsequent amendments thereto, and involved online advertising and related transactions for which the majority of the revenue was recognized by Time Warner before January 1, 2002.

The independent examiner began his review in June 2005 and, after several extensions of time, recently completed that review, in which he concluded that certain of the transactions under review with 15 counterparties, including three cable programming affiliation agreements with advertising elements, had been accounted for improperly because the historical accounting did not reflect the substance of the arrangements. Under the terms of its SEC settlement, Time Warner is required to restate any transactions that the independent examiner determined were accounted for improperly. Accordingly, on August 15, 2006, Time Warner determined it would restate its consolidated financial results for each of the years ended December 31, 2000 through December 31, 2005 and for the six months ended June 30, 2006. In addition, Time Warner Cable Inc. (“TWC” or the “Company”) determined it would restate its consolidated financial results for the years ended December 31, 2001 through December 31, 2005 and for the six months ended June 30, 2006. The financial statements presented herein reflect the impact of the adjustments being made in the Company’s financial results.

The three TWC transactions are ones in which TWC entered into cable programming affiliation agreements at the same time it committed to deliver (and did subsequently deliver) network and online advertising services to those same counterparties. Total advertising revenue recognized by TWC under these transactions was approximately $274 million (approximately $134 million in 2001 and approximately $140 million in 2002). Included in the $274 million was $37 million related to operations that have been subsequently classified as discontinued operations. In addition to reversing the recognition of revenue, based on the independent examiner’s conclusions, the Company has recorded corresponding reductions in the cable programming costs over the life of the related cable programming affiliation agreements (which range from 10 to 12 years) that were acquired contemporaneously with the execution of the advertising agreements. This has the effect of increasing earnings beginning in 2003 and continuing through future periods.

The net effect of restating these transactions is that TWC’s net income was reduced by approximately $60 million in 2001 and $61 million in 2002 and was increased by approximately $12 million in each of 2003, 2004 and 2005, and by approximately $6 million for the first six months of 2006 (the impact for the year ended December 31, 2006 is estimated to be an increase to the Company’s net income of approximately $12 million).

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

1.	Restatement of Prior Financial Information, Description of Business, Recent Developments and Basis of Presentation (Continued)

Details of the impact of the restatement on the accompanying consolidated financial statement of operations are as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005
	(In millions, except per share amounts)

Advertising Revenues—decrease	$—	$—	$—	$—
Costs of revenues—decrease	5	5	10	10

Operating income—increase	5	5	10	10
Income from equity investments, net—increase	1	1	1	1
Minority interest expense, net—increase	(1)	(1)	(1)	(1)

Income before income taxes and discontinued operations—increase	5	5	10	10
Income tax provision—increase	(2)	(2)	(4)	(4)

Net income—increase	$3	$3	$6	$6

Income per common share before discontinued operations—increase	$0.01	$0.01	$0.01	$0.01
Net income per common share—increase	$0.00	$0.00	$0.01	$0.01

At June 30, 2006 and December 31, 2005, the impact of the restatement on Total Assets was a decrease of $24 million and $25 million, respectively, and the impact of the restatement on Total Liabilities was an increase of $55 million and $60 million, respectively. While the restatement resulted in changes in the classification of cash flows within cash provided by operating activities, it has not impacted total cash flows during the periods. Certain of the footnotes which follow have also been restated to reflect the changes described above.

Description of Business

TWC is the second-largest cable operator in the U.S. (in terms of basic cable subscribers). At June 30, 2006, TWC has approximately 9.5 million basic cable subscribers in highly clustered and technologically upgraded systems in 27 states. As of June 30, 2006, Time Warner held a 79% economic interest in TWC’s business and the remaining 21% economic interest was held by Comcast Corporation (“Comcast”). The financial position and results of operations of TWC are consolidated by Time Warner. As part of the strategy to expand TWC’s cable footprint and improve the clustering of its cable systems, on July 31, 2006, TWC acquired, in conjunction with Comcast, substantially all of the assets of Adelphia Communications Corporation (“Adelphia”) and exchanged certain cable systems with Comcast. Refer to “Recent Developments” for further details.

TWC principally offers three products—video, high-speed data and voice. Video is TWC’s largest product in terms of revenues generated; however, the potential growth of its customer base within TWC’s existing footprint for video cable service is limited, as the customer base has matured and industry-wide competition has increased. Nevertheless, TWC is continuing to increase its video revenues through its offerings of advanced digital video services such as Video-on-Demand (VOD), Subscription-Video-on-Demand (SVOD) and Digital Video Recorders (DVRs), which are available throughout TWC’s footprint, as well as through rate increases and subscriber growth. TWC’s digital video subscribers provide a broad base of potential customers for these advanced services.

High-speed data service has been one of TWC’s fastest-growing products over the past several years and is a key driver of its results.

TWC’s voice product, Digital Phone, is available to nearly 90% of TWC’s homes passed, and approximately 1.4 million subscribers received the service as of June 30, 2006. For a monthly fixed fee, Digital Phone customers

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

1.	Restatement of Prior Financial Information, Description of Business, Recent Developments and Basis of Presentation (Continued)

typically receive unlimited local, in-state and U.S., Canada and Puerto Rico long-distance calling, as well as call waiting, caller ID and enhanced “911” services. TWC is currently deploying an unlimited in-state calling plan throughout its footprint and, in the future, intends to offer additional plans with a variety of local and long-distance options. Digital Phone enables TWC to offer its customers a convenient package of video, high-speed data and voice services and to compete effectively against similar bundled products available from its competitors.

In addition to the subscription services, TWC also earns revenue by selling advertising time to national, regional and local businesses.

Recent Developments

Adelphia Acquisition

On April 20, 2005, a subsidiary of the Company, Time Warner NY Cable LLC (“TW NY”), and Comcast each entered into separate definitive agreements (the “TW Purchase Agreement” and the “Comcast Purchase Agreement,” respectively) with Adelphia to, collectively, acquire substantially all the assets of Adelphia (the “Adelphia Acquisition”). On June 21, 2006, Adelphia and TW NY entered into Amendment No. 2 to the TW Purchase Agreement (the “TW Amendment”). Concurrently, Adelphia and Comcast entered into Amendment No. 2 to the Comcast Purchase Agreement, the terms of which are similar to those of the TW Amendment. Under the terms of the TW Amendment, the assets TW NY acquired from Adelphia and the consideration it paid remained unchanged. However, the TW Amendment provided that the Adelphia Acquisition would be effected pursuant to sections 105, 363 and 365 of Title 11 of the United States Bankruptcy Code (the “363 Sale”) and the creditors of Adelphia would not be required to approve a plan of reorganization under Chapter 11 of the Bankruptcy Code prior to the consummation of the Adelphia Acquisition. The Adelphia Acquisition closed on July 31, 2006. In connection with the closing of the Adelphia Acquisition, TW NY paid approximately $8.9 billion in cash, after giving effect to certain purchase price adjustments, and shares representing 16% of TWC’s common stock for the Adelphia assets it acquired. In addition, Time Warner contributed its 1% common equity interest and $2.4 billion preferred equity interest in Time Warner Entertainment Company, L.P. (“TWE”), a subsidiary of TWC, to a newly created subsidiary of TWC that is the parent of TW NY, TW NY Cable Holding Inc. (“TW NY Holding”), in exchange for an approximately 12.4% non-voting common stock interest in TW NY Holding.

At the closing of the Adelphia Acquisition, Adelphia and TWC entered into a registration rights and sale agreement (the “RRA”). Under the RRA, Adelphia is required to sell, in a registered underwritten public offering (the “Offering”), at least one-third of the shares of TWC Class A common stock it received in the Adelphia Acquisition within three months following the effectiveness of a registration statement filed by TWC to effect such sale, subject to customary rights to delay for a limited period of time under certain circumstances. TWC is required to use its commercially reasonable efforts to (i) file a registration statement covering these shares as promptly as practicable and (ii) cause the registration statement to be declared effective as promptly as practicable after filing, but in any event not later than January 31, 2007. Any remaining shares received by Adelphia in the Adelphia Acquisition are expected to be distributed to Adelphia’s creditors pursuant to a subsequent plan of reorganization under Chapter 11 of the Bankruptcy Code (the “Remainder Plan”) to be filed by Adelphia with the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). If a Remainder Plan meeting specified requirements is consummated prior to the closing of the Offering, the shares of TWC Class A common stock received by Adelphia in the Adelphia Acquisition would be distributed to Adelphia’s creditors under Section 1145 of the Bankruptcy Code in accordance with the terms of such plan and the Offering would not occur. The shares distributed to Adelphia’s creditors under the Remainder Plan would be freely transferable, subject to certain exceptions.

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

1.	Restatement of Prior Financial Information, Description of Business, Recent Developments and Basis of Presentation (Continued)

At the same time that Comcast and TW NY entered into the agreements relating to the Adelphia Acquisition in April 2005, Comcast, TWC and/or their respective affiliates entered into separate agreements providing for the redemption of Comcast’s interests in TWC and TWE, a subsidiary of TWC (the “TWC Redemption Agreement” and the “TWE Redemption Agreement,” respectively, and, collectively, the “TWC and TWE Redemption Agreements”). These redemptions also occurred on July 31, 2006, immediately before the closing of the Adelphia Acquisition. Specifically, Comcast’s 17.9% interest in TWC was redeemed in exchange for 100% of the capital stock of a subsidiary of TWC holding both cable systems serving approximately 589,000 subscribers (based on June 30, 2006 information) and approximately $1.9 billion in cash. In addition, Comcast’s 4.7% interest in TWE was redeemed in exchange for 100% of the equity interests in a subsidiary of TWE holding both cable systems serving approximately 162,000 subscribers (based on June 30, 2006 information) and approximately $147 million in cash. As a result, in the third quarter of 2006, the systems transferred in connection with the TWC and TWE redemptions will be reflected as discontinued operations. The book value as of June 30, 2006 of the net assets that were disposed of was primarily comprised of $2.2 billion in franchise intangibles, $135 million in goodwill and $707 million in fixed assets.

Following these redemptions and the Adelphia Acquisition, on July 31, 2006, TWC, Comcast and their respective subsidiaries also swapped certain cable systems to enhance their respective geographic clusters of subscribers (the “Cable Swaps”) and TW NY paid Comcast approximately $67 million for certain adjustments related to the Cable Swaps.

As a result of the closing of the Adelphia Acquisition, the TWC and TWE redemptions and the Cable Swaps, TWC gained systems with approximately 3.2 million basic subscribers. As of July 31, 2006, Time Warner owns 84% of TWC’s common stock (including 82.7% of the outstanding TWC Class A common stock and all outstanding shares of TWC Class B common stock), as well as an approximately 12.4% non-voting common stock interest in TW NY Holding. As of July 31, 2006, the remaining 16% of TWC’s common stock is held by Adelphia, and Comcast has no interest in TWC or TWE.

FCC Order Approving the Transactions with Adelphia and Comcast

In its order approving the Adelphia Acquisition, the Federal Communications Commission (“FCC”) imposed conditions on TWC related to regional sports networks (“RSNs”), as defined in the order, and the resolution of disputes pursuant to the FCC’s leased access regulations. In particular, TWC or its affiliates may not offer an affiliated RSN on an exclusive basis to any multichannel video programming distributors (“MVPD”). Moreover, TWC may not unduly or improperly influence: (i) the decision of any affiliated RSN to sell programming to an unaffiliated MVPD; or (ii) the prices, terms, and conditions of sale of programming by an affiliated RSN to an unaffiliated MVPD. If an MVPD and an affiliated RSN cannot reach an agreement on the terms and conditions of carriage, the MVPD may elect commercial arbitration to resolve the dispute. In addition, if an unaffiliated RSN is denied carriage by TWC, it may elect commercial arbitration to resolve the dispute. With respect to leased access, if an unaffiliated programmer is unable to reach an agreement with TWC, that programmer may elect commercial arbitration to resolve the dispute, with the arbitrator being required to resolve the dispute using the FCC’s existing rate formula relating to pricing terms. The application and scope of these conditions, which will expire in six years, have not yet been tested. TWC retains the right to obtain FCC and judicial review of any arbitration awards made pursuant to these conditions.

Dissolution of Texas/Kansas City Cable Joint Venture

As previously reported, following restructurings in 2004 and 2005, Texas and Kansas City Cable Partners, L.P. (“TKCCP”) is a 50-50 joint venture between Time Warner Entertainment-Advance/Newhouse Partnership (“TWE-

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

1.	Restatement of Prior Financial Information, Description of Business, Recent Developments and Basis of Presentation (Continued)

A/N”) (a partnership of TWE and the Advance/Newhouse Partnership) and Comcast serving approximately 1.579 million basic video subscribers as of June 30, 2006. Since June 1, 2006, each of TWC and Comcast could trigger a dissolution of the partnership. If a dissolution is triggered, the non-triggering party has the right to choose and take full ownership of one of two pools of the partnership’s systems—one pool consisting of the Houston systems (which included approximately 790,000 subscribers as of June 30, 2006) and the other consisting of the Kansas City, south and west Texas and New Mexico systems (which included approximately 789,000 subscribers as of June 30, 2006). The party triggering the dissolution would own the remaining pool of systems and any debt allocated to that pool. The party triggering the dissolution also determines the allocation of the partnership’s debt between the two pools in connection with triggering the dissolution.

On July 3, 2006, Comcast notified TWC of its election to dissolve TKCCP and its allocation of all of TKCCP’s debt, totaling approximately $2 billion, to the Houston cable systems. On August 1, 2006, TWC notified Comcast that it had selected the pool consisting of the Kansas City, south and west Texas and New Mexico systems. As a result, Comcast will be required to refinance the debt allocated to the Houston pool, which includes approximately $600 million of debt owed to each of TWE-A/N and Comcast (for an aggregate of $1.2 billion of debt owed to the partners), within 60 days after the date that TWC exercised its selection right. The consummation of the dissolution of TKCCP is subject to customary closing conditions, including regulatory and franchise review and approvals. TWC expects the transaction to close during the first quarter of 2007. Effective July 1, 2006, the economic return to TWC on its interest in TKCCP will track the performance of the Kansas City, south and west Texas and New Mexico pool, and TWC will no longer reflect any benefits of ownership from the Houston pool.

Basis of Presentation

The consolidated financial statements of TWC include 100% of the assets, liabilities, revenues, expenses, income, loss and cash flows of all companies in which TWC has a controlling voting interest, as well as allocations of certain Time Warner corporate costs deemed reasonable by management to present the Company’s consolidated results of operations, financial position, changes in equity and cash flows on a stand-alone basis. Intercompany transactions between the consolidated companies have been eliminated.

Reclassifications

Certain reclassifications have been made to the prior year financial information to conform to the June 30, 2006 presentation.

Use of Estimates

The preparation of the accompanying consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and footnotes thereto. Actual results could differ from those estimates. Estimates are used when accounting for certain items such as allowances for doubtful accounts, investments, programming agreements, depreciation, amortization, asset impairment, income taxes, pensions, business combinations, nonmonetary transactions and contingencies. Allocation methodologies used to prepare the accompanying consolidated financial statements are based on estimates and have been described in the notes, where appropriate.

Interim Financial Statements

The accompanying consolidated financial statements are unaudited; however, in the opinion of management, they contain all the adjustments (consisting of those of a normal recurring nature) considered necessary to present

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

1.	Restatement of Prior Financial Information, Description of Business, Recent Developments and Basis of Presentation (Continued)

fairly the financial position, the results of operations and cash flows for the periods presented in conformity with U.S. generally accepted accounting principles (“GAAP”) applicable to interim periods. The accompanying consolidated financial statements should be read in conjunction with the audited consolidated financial statements of TWC for the year ended December 31, 2005.

Changes in Basis of Presentation

The 2005 financial statements have been recast so that the basis of presentation is consistent with that of 2006. Specifically, the amounts have been recast for the effect of a stock dividend that occurred immediately prior to the consummation of the Adelphia Acquisition and for the adoption of Financial Accounting Standards Board (“FASB”) Statement No. 123 (revised 2004), Share-Based Payment (“FAS 123R”).

Stock Dividend

Immediately prior to the consummation of the Adelphia Acquisition, TWC effected a stock dividend and distributed approximately 999,999 shares of Class A common stock for each share of Class A common stock outstanding and 999,999 shares of Class B common stock for each share of Class B common stock outstanding as of the record date for such dividend. All prior period common stock information has been recast to reflect the stock dividend.

Stock-Based Compensation

TWC employees participate in various Time Warner stock option plans. The Company has adopted the provisions of FAS 123R as of January 1, 2006. The provisions of FAS 123R require a company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized in the statement of operations over the period during which an employee is required to provide service in exchange for the award. FAS 123R also amends FASB Statement No. 95, Statement of Cash Flows, to require that excess tax benefits, as defined, realized from the exercise of stock options be reported as a financing cash inflow rather than as a reduction of taxes paid in cash flow from operations.

Prior to the adoption of FAS 123R, the Company had followed the provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation (“FAS 123”), which allowed the Company to follow the intrinsic value method set forth in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and disclose the pro forma effects on net income (loss) had the fair value of the equity awards been expensed. In connection with adopting FAS 123R, the Company elected to adopt the modified retrospective application method provided by FAS 123R and, accordingly, financial statement amounts for all prior periods presented herein reflect results as if the fair value method of expensing had been applied from the original effective date of FAS 123. The following tables set forth the increase (decrease) to the Company’s consolidated statements of operations and

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

1.	Restatement of Prior Financial Information, Description of Business, Recent Developments and Basis of Presentation (Continued)

balance sheets as a result of the adoption of FAS 123R for the three and six months ended June 30, 2005 and for the years ended December 31, 2005 and 2004 (in millions, except per share amounts):

	Impact of Change for Adoption of FAS 123R
	For the three	For the six
	months ended	months ended	For the year ended
	June 30,	June 30,	December 31,	December 31,
	2005	2005	2005	2004

Consolidated Statement of Operations
Operating Income	$(9)	$(35)	$(53)	$(66)
Income before income taxes and cumulative effect of accounting change	(8)	(32)	(50)	(63)
Net income	(5)	(19)	(30)	(38)
Net income per common share	$(0.01)	$(0.02)	$(0.03)	$(0.04)

	Impact of Change
	for Adoption of FAS 123R
	December 31,	December 31,
	2005	2004
	increase (decrease)

Consolidated Balance Sheet
Deferred income tax obligations, net	$(135)	$(130)
Minority interest	(10)	(7)
Shareholders’ equity	145	137

Prior to the adoption of FAS 123R, for disclosure purposes, the Company recognized stock-based compensation expense for awards with graded vesting by treating each vesting tranche as a separate award and recognizing compensation expense ratably for each tranche. For equity awards granted subsequent to the adoption of FAS 123R, the Company treats such awards as a single award and recognizes stock-based compensation expense on a straight-line basis (net of estimated forfeitures) over the employee service period. Stock-based compensation expense is recorded in costs of revenues or selling, general and administrative expense depending on the employee’s job function.

Additionally, when recording compensation cost for equity awards, FAS 123R requires companies to estimate the number of equity awards granted that are expected to be forfeited. Prior to the adoption of FAS 123R, for disclosure purposes, the Company recognized forfeitures when they occurred, rather than using an estimate at the grant date and subsequently adjusting the estimated forfeitures to reflect actual forfeitures. Accordingly, a pretax cumulative effect adjustment totaling $4 million ($2 million, net of tax) has been recorded for the six months ended June 30, 2006 to adjust for awards granted prior to January 1, 2006 that are not expected to vest.

Recent Accounting Standards

Accounting for Sabbatical Leave and Other Similar Benefits

In June 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 06-02, Accounting for Sabbatical Leave and Other Similar Benefits (“EITF 06-02”). EITF 06-02 provides that an employee’s right to a compensated absence under a sabbatical leave or similar benefit arrangement in which the employee is not required to perform any duties during the absence is an accumulating benefit. Therefore, such arrangements should be accounted for as a liability with the cost recognized over the service period during which

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

1.	Restatement of Prior Financial Information, Description of Business, Recent Developments and Basis of Presentation (Continued)

the employee earns the benefit. The provisions of EITF 06-02 will be effective for TWC as of January 1, 2007 and will impact the accounting for certain of the Company’s employment arrangements. The cumulative impact of this guidance, which will be applied retrospectively to all prior periods, is expected to result in a reduction to retained earnings on January 1, 2007 of approximately $64 million ($38 million, net of tax). The retrospective impact on Operating Income for calendar years 2006, 2005 and 2004 is expected to be approximately $5 million, $5 million and $8 million, respectively.

Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in income tax positions. This Interpretation requires that the Company recognize in the consolidated financial statements the impact of a tax position that is more likely than not to be sustained upon examination based on the technical merits of the position. The provisions of FIN 48 will be effective for TWC as of the beginning of the Company’s 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting FIN 48 on the consolidated financial statements.

Income Statement Classification of Taxes Collected from Customers

In June 2006, the EITF reached a consensus on EITF Issue No. 06-03, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation) (“EITF 06-03”). EITF 06-03 provides that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. The provisions of EITF 06-03 will be effective for TWC as of January 1, 2007. The Company is currently evaluating the impact of adopting EITF 06-03 on the consolidated financial statements.

2.	Merger-Related and Restructuring Costs

For the year ended December 31, 2005 and for the six months ended June 30, 2006, the Company incurred non-capitalizable merger-related costs of approximately $8 million and $12 million, respectively, related primarily to consulting fees relating to integration planning for the Adelphia Acquisition, the TWC and TWE redemptions and the Cable Swaps. Of the $12 million incurred during the first six months of 2006, $8 million was incurred during the second quarter of 2006. None of the 2005 charges were incurred during the first six months of 2005.

As of June 30, 2006, payments of $12 million ($5 million and $8 million for the three and six months ended June 30, 2006, respectively) have been made against this accrual. Of the remaining liability of $8 million, approximately $6 million was classified as a current liability, with the remaining $2 million classified as a long-term liability in the accompanying consolidated balance sheet.

Additionally, as of June 30, 2006 and December 31, 2005, costs associated with the Adelphia Acquisition of approximately $60 million and $42 million, respectively, have been capitalized and are included in other assets in the accompanying consolidated balance sheet.

For the three and six months ended June 30, 2006, the Company incurred restructuring costs of $4 million and $10 million, respectively, primarily due to a reduction in headcount associated with efforts to reorganize the Company’s operations in a more efficient manner. The results for the year ended December 31, 2005 included

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

2.	Merger-related and Restructuring Costs (Continued)

$34 million of restructuring costs primarily associated with the early retirement of certain senior executives and terminations due to the closure of certain news channels.

These actions are part of TWC’s broader plans to simplify its organizational structure and enhance its customer focus.

As of June 30, 2006, of the remaining liability of $22 million, approximately $13 million was classified as a current liability, with the remaining $9 million classified as a long-term liability in the accompanying consolidated balance sheet. Amounts are expected to be paid through 2011.

Information relating to the restructuring costs is as follows (in millions):

	Employee	Other
	Terminations	Exit Costs	Total

2005 accruals(a)	$28	$6	$34
Cash paid—2005(b)	(5)	(3)	(8)

Remaining liability as of December 31, 2005	23	3	26

2006 accruals	5	5	10
Cash paid—2006(c)	(9)	(5)	(14)

Remaining liability as of June 30, 2006	$19	$3	$22

(a)	Of the $34 million charge, $13 million and $30 million was incurred during the three and six months ended June 30, 2005, respectively.

(b)	Of the $8 million paid in 2005, approximately $3 million was paid during the three and six months ended June 30, 2005.

(c)	Of the $14 million paid in 2006, approximately $8 million was paid during the second quarter.

3.	Debt and Mandatorily Redeemable Preferred Equity

The Company’s long-term debt and mandatorily redeemable preferred equity, as of June 30, 2006 and December 31, 2005, include the following components:

	June 30,	December 31,
	2006	2005
	(In millions)

Bank credit agreement and commercial paper program	$768	$1,101
TWE Notes(a)	3,347	3,354
Capital leases and other	8	8

Total long-term debt	4,123	4,463
Mandatorily redeemable preferred equity of a subsidiary	2,400	2,400

Total debt and preferred equity	$6,523	$6,863

(a)	Includes an unamortized fair value adjustment of $147 million and $154 million as of June 30, 2006 and December 31, 2005, respectively.

The mandatorily redeemable preferred equity of TWE, which was held by Time Warner at June 30, 2006, paid cash distributions at an annual rate equal to 8.059% of its face value on a quarterly basis. The preferred equity was to mature and be redeemed in cash by TWE on April 1, 2023. In connection with the Adelphia Acquisition, Time Warner contributed this $2.4 billion preferred equity interest and its 1% common equity interest in TWE to TW NY Holding in exchange for an approximately 12% non-voting common stock interest in TW NY Holding.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

3.	Debt and Mandatorily Redeemable Preferred Equity (Continued)

Bank Credit Agreements and Commercial Paper Programs

As of December 31, 2005, TWC and TWE were borrowers under a $4.0 billion senior unsecured five-year revolving credit agreement and maintained unsecured commercial paper programs of $2.0 billion and $1.5 billion, respectively, which were supported by unused capacity under the credit facility. In the first quarter of 2006, the Company entered into $14.0 billion of new bank credit agreements to refinance the $4.0 billion of previously existing committed bank financing and finance, in part, the cash portions of the payments to be made in the Adelphia Acquisition, the TWC and TWE redemptions and the Cable Swaps. As discussed below, the increased commitment under the existing facility and funds under the new facilities became available concurrently with the closing of the Adelphia Acquisition.

Following the financing transactions described above, TWC has a $6.0 billion senior unsecured five-year revolving credit facility with a maturity date of February 15, 2011 (the “Cable Revolving Facility”). This represents an extension of the maturity of TWC’s previous $4.0 billion revolving bank credit agreement commitments from November 23, 2009, plus an increase of $2.0 billion effective concurrent with the closing of the Adelphia Acquisition. Also, effective concurrent with the closing of the Adelphia Acquisition, borrowings became available under two $4.0 billion term loan facilities (the “Cable Term Facilities” and, collectively with the Cable Revolving Facility, the “Cable Facilities”), with maturity dates of February 24, 2009 and February 21, 2011, respectively, which were originally entered into in February 2006. TWE is not a borrower under any of the Cable Facilities, although TWE and TW NY have guaranteed the obligations of TWC under the Cable Facilities. Warner Communications Inc. (“WCI”) and American Television and Communications Corporation (“ATC”) (both of which are indirect wholly-owned subsidiaries of Time Warner but not subsidiaries of TWC) have each guaranteed a pro-rata portion of TWE’s guarantee obligations under the Cable Facilities. There are generally no restrictions on the ability of WCI and ATC to transfer material assets to parties that are not guarantors.

Borrowings under the Cable Revolving Facility bear interest at a rate based on the credit rating of TWC, which rate was LIBOR plus 0.27% per annum as of June 30, 2006. In addition, TWC is required to pay a facility fee on the aggregate commitments under the Cable Revolving Facility at a rate determined by the credit rating of TWC, which rate was 0.08% per annum as of June 30, 2006. TWC also incurs an additional usage fee of 0.10% per annum on outstanding loans and other extensions of credit under the Cable Revolving Facility if and when such amounts exceed 50% of the aggregate commitments thereunder. Effective concurrent with the closing of the Adelphia Acquisition, borrowings under the Cable Term Facilities bear interest at a rate based on the credit rating of TWC, which rate was LIBOR plus 0.40% per annum as of July 31, 2006. TWC was required to pay a facility fee on the aggregate commitments under the Cable Term Facilities prior to the closing of the Adelphia Acquisition at a rate determined by the credit rating of TWC, which rate was 0.08% per annum as of June 30, 2006.

The Cable Revolving Facility provides same-day funding capability and a portion of the commitment, not to exceed $500 million at any time, may be used for the issuance of letters of credit. The Cable Facilities contain a maximum leverage ratio covenant of 5.0 times consolidated EBITDA of TWC. The terms and related financial metrics associated with the leverage ratio are defined in the Cable Facility agreements. At June 30, 2006, TWC was in compliance with the leverage covenant with a leverage ratio, calculated in accordance with the agreements, of approximately 1.0 times, and assuming the Adelphia Acquisition had closed on June 30, 2006, TWC would have been in compliance with the leverage ratio covenant. The Cable Facilities do not contain any credit ratings-based defaults or covenants or any ongoing covenants or representations specifically relating to a material adverse change in the financial condition or results of operations of Time Warner or TWC. Borrowings under the Cable Revolving Facility may be used for general corporate purposes and unused credit is available to support borrowings under commercial paper programs. As of June 30, 2006, there was $142 million of letters of credit outstanding under the Cable Revolving Facility.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

3.	Debt and Mandatorily Redeemable Preferred Equity (Continued)

Additionally, TWC maintains a $2.0 billion unsecured commercial paper program. Commercial paper borrowings at TWC are supported by the unused committed capacity of the Cable Revolving Facility. TWE is a guarantor of commercial paper issued by TWC. In addition, WCI and ATC have each guaranteed a pro-rata portion of TWE’s obligations in respect of its guarantee of commercial paper issued by TWC. There are generally no restrictions on the ability of WCI and ATC to transfer material assets to parties that are not guarantors. The commercial paper issued by TWC ranks pari passu with TWC’s other unsecured senior indebtedness. As of June 30, 2006 and December 31, 2005, there was approximately $768 million and $1.101 billion, respectively, of commercial paper outstanding under the TWC commercial paper program. TWE’s commercial paper program has been terminated.

4.	Stock-Based Compensation

Time Warner has three active equity plans under which it is authorized to grant options to purchase Time Warner common stock to employees of TWC, including shares under Time Warner’s 2006 Stock Incentive Plan, which was approved at the annual meeting of Time Warner stockholders held on May 19, 2006. Such options have been granted to employees of TWC with exercise prices equal to the fair market value at the date of grant. Generally, the options vest ratably, over a four-year vesting period, and expire ten years from the date of grant. Certain option awards provide for accelerated vesting upon an election to retire pursuant to TWC’s defined benefit retirement plans or after reaching a specified age and years of service.

Time Warner also has various restricted stock plans under which it may make awards to employees of TWC. Under these plans, shares of Time Warner common stock or restricted stock units (“RSUs”) are granted, which vest generally between three to five years. Certain RSU awards provide for accelerated vesting upon an election to retire pursuant to TWC’s defined benefit retirement plans or after reaching a specified age and years of service. For the six months ended June 30, 2006, Time Warner issued approximately 428,000 RSUs to employees of TWC and its subsidiaries at a weighted-average fair value of $17.40. For the six months ended June 30, 2005, Time Warner issued approximately 35,000 RSUs to employees of TWC and its subsidiaries at a weighted-average fair value of $17.97.

Certain information for Time Warner stock-based compensation plans for the three and six months ended June 30, 2006 and 2005 is as follows (in millions):

	Three months		Six months
	ended		ended
	June 30,		June 30,
	2006	2005	2006	2005

Compensation Cost Recognized by TWC:
Stock option plans	$6	$9	$18	$35
Restricted stock and restricted stock units	1	—	3	—

Total	$7	$9	$21	$35

Tax benefit recognized	$2	$3	$8	$13

Other information pertaining to each category of stock-based compensation appears below.

Stock Option Plans

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, consistent with the provisions of FAS 123R and SEC Staff Accounting Bulletin No. 107, Share-Based Payment. Because option-pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The assumptions presented in the table below represent the

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

4.	Stock-Based Compensation (Continued)

weighted-average value of the applicable assumption used to value stock options at their grant date. In determining the volatility assumption, the Company considers implied volatilities from traded options as well as quotes from third-party investment banks. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on the historical exercise experience of the Company’s employees. The Company evaluated the historical exercise behaviors of five employee groups, one of which related to retirement-eligible employees while the other four of which were segregated based on the number of options granted when determining the expected term assumptions. The risk-free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The Company determines the expected dividend yield percentage by dividing the expected annual dividend by the market price of Time Warner common stock at the date of grant.

	Six months ended
	June 30,
	2006	2005

Expected volatility	22.2%	24.5%
Expected term to exercise
from grant date	5.08 years	4.79 years
Risk-free rate	4.6%	3.9%
Expected dividend yield	1.1%	0.03%

The following table summarizes information about Time Warner stock options awarded to TWC employees that are outstanding at June 30, 2006:

		Weighted-	Weighted-Average	Aggregate
	Number of	Average	Remaining	Intrinsic
Options	Options	Exercise Price	Contractual Life	Value
	(In thousands)		(In years)	(In thousands)

Outstanding at January 1, 2006	53,952	$27.22
Granted	8,688	17.39
Exercised	(1,237)	12.81
Forfeited or expired	(1,239)	30.08

Outstanding at June 30, 2006	60,164	26.02	6.47	$62,131

Exercisable at June 30, 2006	39,606	30.82	5.34	$46,308

At June 30, 2006, the number, weighted-average exercise price, aggregate intrinsic value and weighted-average remaining contractual term of options vested and expected to vest approximate amounts for options outstanding. Total unrecognized compensation cost related to unvested stock option awards at June 30, 2006, prior to the consideration of expected forfeitures is approximately $51 million and is expected to be recognized over a weighted-average period of 2 years.

The weighted-average fair value of a Time Warner stock option granted to TWC employees during the six months ended June 30, 2006 and 2005 was $4.47 ($2.68 net of taxes) and $5.12 ($3.07 net of taxes), respectively. The total intrinsic value of options exercised during the six months ended June 30, 2006 and 2005 was approximately $5 million and $3 million, respectively. The tax benefits realized from stock options exercised in the six months ended June 30, 2006 and 2005 were approximately $2 million and $1 million, respectively.

Upon exercise of Time Warner options, TWC is obligated to reimburse Time Warner for the excess of the market price of the stock on the day of exercise over the option price. TWC records a stock option distribution liability and a corresponding adjustment to shareholders’ equity with respect to unexercised options. This liability will increase or decrease depending on the market price of Time Warner common stock and the number of options

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

4.	Stock-Based Compensation (Continued)

outstanding held by TWC employees. This liability was $52 million and $55 million as of June 30, 2006 and December 31, 2005, respectively, and is included in long-term payables to affiliated parties in the accompanying consolidated balance sheet. TWC reimbursed Time Warner approximately $5 million and $3 million during the six months ended June 30, 2006 and 2005, respectively, in connection with the exercise of Time Warner options.

Restricted Stock and Restricted Stock Unit Plans

The following table summarizes information about Time Warner restricted stock and RSUs granted to TWC employees that are unvested at June 30, 2006:

		Weighted-
	Number of	Average Grant
Restricted Stock and Restricted Stock Units	Shares/Units	Date Fair Value
	(In thousands)

Unvested at January 1, 2006	332	$13.32
Granted	428	17.40
Vested	(100)	10.53
Forfeited	—	—

Unvested at June 30, 2006	660	16.40

At June 30, 2006, the intrinsic value of Time Warner restricted stock and RSU awards granted to TWC employees is approximately $11 million. Total unrecognized compensation cost related to unvested Time Warner restricted stock and RSU awards granted to TWC employees at June 30, 2006 prior to the consideration of expected forfeitures is approximately $6 million and is expected to be recognized over a weighted-average period of 2 years. The fair value of Time Warner restricted stock and RSUs granted to TWC employees that vested during the six months ended June 30, 2006 was approximately $1 million.

5.	Pension Costs

The Company has both funded and unfunded noncontributory defined benefit pension plans covering a majority of its employees. Pension benefits are based on formulas that reflect the employees’ years of service and compensation during their employment period and participation in the plans. The Company uses a December 31 measurement date for its plans. A summary of the components of the net periodic benefit cost recognized for the three and six months ended June 30, 2006 and 2005 are as follows:

Components of Net Periodic Benefit Costs

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005
	(In millions)		(In millions)

Service cost	$17	$14	$34	$27
Interest cost	14	13	29	25
Expected return on plan assets	(18)	(17)	(37)	(32)
Amortization of net loss	9	6	15	11

Net periodic benefit costs	$22	$16	$41	$31

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

5.	Pension Costs (Continued)

Expected Cash Flows

After considering the funded status of the Company’s defined benefit pension plans, movements in the discount rate, investment performance and related tax consequences, the Company may choose to make contributions to its pension plan in any given year. There currently are no minimum required contributions and no discretionary or noncash contributions are currently planned. For the Company’s unfunded plan, contributions will continue to be made to the extent benefits are paid. Expected benefit payments for the unfunded plan for 2006 are approximately $2 million.

6.	Commitments and Contingencies

Legal Proceedings

Securities Matters

In July 2005, Time Warner reached an agreement for the settlement of the primary securities class action pending against it. The settlement is reflected in a written agreement between the lead plaintiff and Time Warner. In connection with reaching the agreement in principle on the securities class action, Time Warner established a reserve of $2.4 billion during the second quarter of 2005. Pursuant to the settlement, in October 2005, Time Warner paid $2.4 billion into a settlement fund (the “MSBI Settlement Fund”) for the members of the class represented in the action. The court issued an order dated April 6, 2006 granting final approval of the settlement, and the time to appeal that decision has expired. In connection with the settlement, the $150 million previously paid by Time Warner into a fund in connection with the settlement of the investigation by the U.S. Department of Justice (the “DOJ”) was transferred to the MSBI Settlement Fund. In addition, the $300 million Time Warner previously paid in connection with the settlement of its SEC investigation will be distributed to investors through the settlement pursuant to an order issued by the U.S. District Court for the District of Columbia on July 11, 2006.

During the second quarter of 2005, Time Warner also established an additional reserve totaling $600 million in connection with a number of other related securities litigation matters that were pending against Time Warner, including shareholder derivative suits, individual securities actions (including suits brought by individual shareholders who decided to “opt-out” of the settlement in the primary securities class action) and the three putative class action lawsuits alleging Employee Retirement Income Security Act (“ERISA”) violations described below.

In 2005, Time Warner reached an agreement with the carriers on its directors and officers insurance policies in connection with the related securities and derivative action matters (other than the actions alleging violations of ERISA described below). As a result of this agreement, in the fourth quarter, Time Warner recorded a recovery of approximately $185 million (bringing the total 2005 recoveries to $206 million), which was collected in the first quarter of 2006.

Time Warner’s settlement of the primary securities class action and payment of the $2.4 billion into the MSBI Settlement Fund, the establishment of the additional $600 million reserve and the oral understanding with the insurance carriers have no impact on the consolidated financial statements of TWC.

As of July 31, 2006, three putative class action lawsuits have been filed alleging violations of ERISA in the U.S. District Court for the Southern District of New York on behalf of current and former participants in the Time Warner Savings Plan, the Time Warner Thrift Plan and/or the TWC Savings Plan (the “Plans”). Collectively, these lawsuits name as defendants Time Warner, certain current and former directors and officers of Time Warner and members of the Administrative Committees of the Plans. One of these cases also names TWE as a defendant. The lawsuits allege that Time Warner and other defendants breached certain fiduciary duties to plan participants by, inter alia, continuing to offer Time Warner stock as an investment under the Plans, and by failing to disclose, among other things, that Time Warner was experiencing declining advertising revenues and that Time Warner was

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

6.	Commitments and Contingencies (Continued)

inappropriately inflating advertising revenues through various transactions. The complaints seek unspecified damages and unspecified equitable relief. The ERISA actions have been consolidated with other Time Warner-related shareholder lawsuits and derivative actions under the caption In re AOL Time Warner Inc. Securities and “ERISA” Litigation in the Southern District of New York. On July 3, 2003, plaintiffs filed a consolidated amended complaint naming additional defendants, including TWE, certain current and former officers, directors and employees of Time Warner and Fidelity Management Trust Company. On September 12, 2003, Time Warner filed a motion to dismiss the consolidated ERISA complaint. On March 9, 2005, the court granted in part and denied in part Time Warner’s motion to dismiss. The court dismissed two individual defendants and TWE for all purposes, dismissed other individuals with respect to claims plaintiffs had asserted involving the TWC Savings Plan, and dismissed all individuals who were named in a claim asserting that their stock sales had constituted a breach of fiduciary duty to the Plans. Time Warner filed an answer to the consolidated ERISA complaint on May 20, 2005. On January 17, 2006, plaintiffs filed a motion for class certification. On the same day, defendants filed a motion for summary judgment on the basis that plaintiffs cannot establish loss causation for any of their claims and therefore have no recoverable damages, as well as a motion for judgment on the pleadings on the basis that plaintiffs do not have standing to bring their claims. The parties have reached an agreement to resolve this matter, and have submitted their settlement agreement and associated documentation to the court for approval. A preliminary approval hearing was held on April 26, 2006 and the court granted preliminary approval of the settlement in an opinion dated May 1, 2006. A final approval hearing was held on July 19, 2006, and the parties are awaiting the court’s decision. At this time, there can be no assurance that the settlement will receive final court approval. As these matters are Time Warner related, no impact has been reflected in the accompanying consolidated financial statements of the Company.

Government Investigations

As previously disclosed by the Company, the SEC and the DOJ had been conducting investigations into accounting and disclosure practices of Time Warner. Those investigations focused on advertising transactions, principally involving Time Warner’s AOL segment, the methods used by the AOL segment to report its subscriber numbers and the accounting related to Time Warner’s interest in AOL Europe prior to January 2002.

Time Warner and its subsidiary, AOL, entered into a settlement with the DOJ in December 2004 that provided for a deferred prosecution arrangement for a two-year period. As part of the settlement with the DOJ, in December 2004, Time Warner paid a penalty of $60 million and established a $150 million fund, which Time Warner could use to settle related securities litigation. During October 2005, the $150 million was transferred by Time Warner into the MSBI Settlement Fund for the members of the class covered by the consolidated securities class action described above.

In addition, on March 21, 2005, Time Warner announced that the SEC had approved Time Warner’s proposed settlement, which resolved the SEC’s investigation of Time Warner.

Under the terms of the settlement with the SEC, Time Warner agreed, without admitting or denying the SEC’s allegations, to be enjoined from future violations of certain provisions of the securities laws and to comply with the cease-and-desist order issued by the SEC to AOL in May 2000. The settlement also required Time Warner to:

•	Pay a $300 million penalty, which will be used for a Fair Fund, as authorized under the Sarbanes-Oxley Act;

•	Adjust its historical accounting for Advertising revenues in certain transactions with Bertelsmann, A.G. that were improperly or prematurely recognized, primarily in the second half of 2000, during 2001 and during 2002; as well as adjust its historical accounting for transactions involving three other AOL customers where there were Advertising revenues recognized in the second half of 2000 and during 2001;

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

6.	Commitments and Contingencies (Continued)

•	Adjust its historical accounting for its investment in and consolidation of AOL Europe; and

•	Agree to the appointment of an independent examiner, who will either be or hire a certified public accountant. The independent examiner will review whether Time Warner’s historical accounting for transactions with 17 counterparties identified by the SEC staff, principally involving online advertising revenues and including three cable programming affiliation agreements with related advertising elements, was in conformity with GAAP, and provide a report to Time Warner’s audit and finance committee of its conclusions, originally within 180 days of being engaged. The transactions that would be reviewed were entered into between June 1, 2000 and December 31, 2001, including subsequent amendments thereto, and involved online advertising and related transactions for which revenue was principally recognized before January 1, 2002. Of the 17 counterparties identified, only the three counterparties to the cable programming affiliation agreements involve transactions with TWC.

Time Warner paid the $300 million penalty in March 2005. As described above, the district court judge presiding over the $300 million fund has approved the SEC’s plan to distribute the monies to investors through the settlement in the consolidated class action, as provided in its order. The historical accounting adjustments were reflected in the restatement of Time Warner’s financial results for each of the years ended December 31, 2000 through December 31, 2003, which were included in Time Warner’s Annual Report on Form 10-K for the year ended December 31, 2004.

The independent examiner began his review in June 2005 and, after several extensions of time, recently completed that review, in which he concluded that certain of the transactions under review with 15 counterparties, including three cable programming affiliation agreements with advertising elements, had been accounted for improperly because the historical accounting did not reflect the substance of the arrangements. Under the terms of its SEC settlement, Time Warner is required to restate any transactions that the independent examiner determined were accounted for improperly. Accordingly, on August 15, 2006, Time Warner determined it would restate its consolidated financial results for each of the years ended December 31, 2000 through December 31, 2005 and for the six months ended June 30, 2006. In addition, TWC determined it would restate its consolidated financial results for the years ended December 31, 2001 through December 31, 2005 and for the six months ended June 30, 2006. For more information, see Note 1.

The payments made by Time Warner pursuant to the DOJ and SEC settlements have no impact on the consolidated financial statements of TWC.

Other Matters

On June 16, 1998, plaintiffs in Andrew Parker and Eric DeBrauwere, et al. v. Time Warner Entertainment Company, L.P. and Time Warner Cable filed a purported nation-wide class action in U.S. District Court for the Eastern District of New York claiming that TWE sold its subscribers’ personally identifiable information and failed to inform subscribers of their privacy rights in violation of the Cable Communications Policy Act of 1984 and common law. The plaintiffs sought damages and declaratory and injunctive relief. On August 6, 1998, TWE filed a motion to dismiss, which was denied on September 7, 1999. On December 8, 1999, TWE filed a motion to deny class certification, which was granted on January 9, 2001 with respect to monetary damages, but denied with respect to injunctive relief. On June 2, 2003, the U.S. Court of Appeals for the Second Circuit vacated the District Court’s decision denying class certification as a matter of law and remanded the case for further proceedings on class certification and other matters. On May 4, 2004, plaintiffs filed a motion for class certification, which the Company opposed. This lawsuit has been settled on terms that are not material to TWC. The court granted preliminary approval of the class settlement on October 25, 2005. A final settlement approval hearing was held on May 19, 2006,

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

6.	Commitments and Contingencies (Continued)

and the parties are awaiting the court’s decision. At this time, there can be no assurance that final approval of the settlement will be granted.

On April 25, 2005, the City of Minneapolis (the “City”) filed suit against TWC and a subsidiary in Hennepin County District Court, alleging that TWC’s Minneapolis division failed to comply with certain provisions of its franchise agreement with the City. In particular, the complaint alleges that the division failed to pay franchise fees allegedly owed on the cable modem service, and failed to dedicate 25% of the channel capacity of the cable television network to public use as allegedly required by the franchise agreement. TWC removed the case to the U.S. District Court for the District of Minnesota and filed a motion to dismiss, which was granted. The City filed an appeal to the U.S. Circuit Court of Appeals for the Eighth Circuit in December 2005. This lawsuit has been settled on terms that are not material to TWC.

In addition, during 2005, the City notified TWC that the City believed the Company was in violation of nine separate provisions of its franchise agreement, including the two identified in the preceding paragraph. In December 2005, the parties settled four of the nine alleged violations with a nominal payment by TWC without the Company admitting any liability or wrongdoing. The City has tolled any action on the allegation that the Company is in breach for failure to remit franchise fees on cable modem service pending the outcome of the appeal in the case described in the preceding paragraph. The City is pursuing the remaining four allegations by seeking to impose penalties against the Company in a quasi-judicial proceeding before the Minneapolis City Council. On February 3, 2006, TWC commenced an action in the U.S. District Court for the District of Minnesota seeking declaratory relief. This dispute has been settled on terms that are not material to TWC.

On April 26, 2005, Acacia Media Technologies (“AMT”) filed suit against TWC in U.S. District Court for the Southern District of New York alleging that TWC infringes several patents held by AMT. AMT has publicly taken the position that delivery of broadcast video (except live programming such as sporting events), Pay-Per-View, Video-on-Demand and ad insertion services over cable systems infringe their patents. AMT has brought similar actions regarding the same patents against numerous other entities, and all of the previously pending litigations have been made the subject of a multi-district litigation (“MDL”) order consolidating the actions for pretrial activity in the U.S. District Court for the Northern District of California. On October 25, 2005, the TWC action was consolidated into the MDL proceedings. The plaintiff is seeking unspecified monetary damages as well as injunctive relief. The Company intends to defend against this lawsuit vigorously. The Company is unable to predict the outcome of this suit or reasonably estimate a range of possible loss.

On June 22, 2005, Mecklenburg County filed suit against TWE-A/N in the General Court of Justice District Court Division, Mecklenburg County, North Carolina. Mecklenburg County, the franchisor in TWE-A/N’s Mecklenburg County cable system, alleges that TWE-A/N’s predecessor failed to construct an institutional network in 1981 and that TWE-A/N assumed that obligation upon the transfer of the franchise in 1995. Mecklenburg County is seeking compensatory damages and TWE-A/N’s release of certain video channels it is currently using on the cable system. TWE-A/N intends to defend against this lawsuit vigorously. The Company is unable to predict the outcome of this suit or reasonably estimate a range of possible loss.

On July 14, 2005, Forgent Networks, Inc. (“Forgent”) filed suit in the U.S. District Court for the Eastern District of Texas alleging that TWC and a number of other cable operators and direct broadcast satellite operators infringe a patent related to Digital Video Recorder technology. TWC is working closely with its DVR equipment vendors in defense of this matter, certain of whom have filed a declaratory judgment lawsuit against Forgent alleging the patent cited by Forgent to be non-infringed, invalid and unenforceable. Forgent is seeking unspecified monetary damages and injunctive relief in its suit against TWC. The Company intends to defend against this lawsuit vigorously. The Company is unable to predict the outcome of this suit or reasonably estimate a range of possible loss.

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

6.	Commitments and Contingencies (Continued)

On May 20, 2006, the America Channel filed a lawsuit in U.S. District Court for the District of Minnesota against both TWC and Comcast alleging that the purchase of Adelphia by Comcast and TWC will injure competition in the cable system and cable network markets and violate the federal antitrust laws. The lawsuit seeks monetary damages as well as an injunction blocking the Adelphia Acquisition. The United States Bankruptcy Court for the Southern District of New York has issued an order enjoining the America Channel from pursuing injunctive relief in the District of Minnesota, ordering that the America Channel’s efforts to enjoin the transaction can only be heard in the Southern District of New York, where the Adelphia bankruptcy is pending. As a result of the closing of the Adelphia Acquisition, the claim for injunctive relief should now be moot. However, the plaintiffs have announced their intention to proceed with their damages case in the District of Minnesota. The Company intends to defend against this lawsuit vigorously. The Company is unable to predict the outcome of this suit or reasonably estimate a range of possible loss.

On June 1, 2006, Rembrandt Technologies filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that the Company and a number of other cable operators infringe several patents purportedly related to a variety of technologies, including high-speed data and Voice over Internet Protocol services. The Company was served with the complaint on July 3, 2006. The plaintiff is seeking unspecified monetary damages as well as injunctive relief. The Company intends to defend against this lawsuit vigorously. The Company is unable to predict the outcome of the suit or reasonably estimate a range of possible loss.

On July 14, 2006, Hybrid Patents Inc. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that the Company and a number of other cable operators infringe several patents purportedly relating to high-speed data and Voice over Internet Protocol services. The complaint has not yet been served. The plaintiff is seeking unspecified monetary damages as well as injunctive relief. The Company intends to defend against the claim vigorously. The Company is unable to predict the outcome of the suit or reasonably estimate a range of possible loss.

From time to time, the Company receives notices from third parties claiming that it infringes their intellectual property rights. Claims of intellectual property infringement could require TWC to enter into royalty or licensing agreements on unfavorable terms, incur substantial monetary liability or be enjoined preliminarily or permanently from further use of the intellectual property in question. In addition, certain agreements entered into by the Company may require the Company to indemnify the other party for certain third-party intellectual property infringement claims, which could increase the Company’s damages and its costs of defending against such claims. Even if the claims are without merit, defending against the claims can be time-consuming and costly.

The costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings (whether civil or criminal), settlements, judgments and investigations, claims and changes in those matters (including those matters described above), and developments or assertions by or against the Company relating to intellectual property rights and intellectual property licenses, could have a material adverse effect on the Company’s business, financial condition and operating results.

As part of the restructuring of TWE in March 2003, Time Warner agreed to indemnify the cable businesses of TWE from and against any and all liabilities relating to, arising out of or resulting from specified litigation matters brought against the TWE non-cable businesses. Although Time Warner has agreed to indemnify the cable businesses of TWE against such liabilities, TWE remains a named party in certain litigation matters.

In the normal course of business, the Company’s tax returns are subject to examination by various domestic taxing authorities. Such examinations may result in future tax and interest assessments on the Company. In instances where the Company believes that it is probable that it will be assessed, it has accrued a liability. The Company does not believe that these liabilities are material, individually or in the aggregate, to its financial

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

6.	Commitments and Contingencies (Continued)

condition or liquidity. Similarly, the Company does not expect the final resolution of tax examinations to have a material impact on the Company’s financial results.

7.	Additional Financial Information

Other Cash Flow Information

Additional financial information with respect to cash (payments) and receipts are as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005
	(In millions)		(In millions)

Cash paid for interest, net	$(85)	$(80)	$(251)	$(248)

Cash paid for income taxes	$(184)	$(230)	$(189)	$(239)
Cash refunds of income taxes	—	1	4	4

Cash paid for income taxes, net	$(184)	$(229)	$(185)	$(235)

Interest Expense, Net

Interest expense, net consists of:

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005
	(In millions)		(In millions)

Interest income	$14	$9	$25	$16
Interest expense	(127)	(126)	(250)	(251)

Total interest expense, net	$(113)	$(117)	$(225)	$(235)

Video, High-Speed Data and Digital Phone Direct Costs

Direct costs associated with the video, high-speed data and Digital Phone product lines (included within costs of revenues) consist of:

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005
	(restated, in millions)		(restated, in millions)

Video	$576	$527	$1,129	$1,032
High-speed data	37	26	74	52
Digital Phone	74	23	136	38

Total direct costs	$687	$576	$1,339	$1,122

The direct costs associated with the video product line include video programming costs. The direct costs associated with the high-speed data and Digital Phone product lines include network connectivity and certain other costs.

TIME WARNER CABLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

7.	Additional Financial Information (Continued)

Other Current Liabilities

Other current liabilities consist of:

	June 30,	December 31,
	2006	2005
	(restated, in millions)

Accrued compensation and benefits	$201	$240
Accrued franchise fees	103	115
Accrued interest	97	97
Accrued marketing support	86	105
Accrued sales and other taxes	79	80
Accrued office and administrative costs	69	63
Other accrued expenses	180	183

Total	$815	$883

TIME WARNER CABLE INC.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	Quarter ended
	March 31	June 30	September 30	December 31
	(recast)
	(restated, in millions, except per share data)

2006
Revenues:
Subscriptions	$2,463	$2,579
Advertising	117	142

Total revenues	2,580	2,721
Operating income	506	600
Income before cumulative effect of accounting change	235	293
Cumulative effect of accounting change	2	—

Net income	237	293
Income per common share before cumulative effect of accounting change	0.24	0.29
Net income per common share	0.24	0.29
Net cash provided by operating activities	782	759

2005
Revenues:
Subscriptions	$2,127	$2,221	$2,262	$2,354
Advertising	119	136	133	146

Total revenues	2,246	2,357	2,395	2,500
Operating income	405	491	508	551
Net income	164	434	226	429
Net income per common share	0.16	0.43	0.23	0.43
Net cash provided by operating activities	597	642	575	726

2004
Revenues:
Subscriptions	$1,934	$1,990	$1,993	$2,052
Advertising	109	126	128	152

Total revenues	2,043	2,116	2,121	2,204
Operating income	372	433	427	486
Net income	143	188	174	221
Net income per common share	0.14	0.19	0.17	0.22
Net cash provided by operating activities	494	662	687	818

TIME WARNER CABLE INC.

SCHEDULE II- VALUATION AND QUALIFYING ACCOUNTS

Six Months ended June 30, 2006 (Unaudited) and
Years ended December 31, 2005, 2004, and 2003 (in millions)

		Additions
	Balance at	Charged to		Balance
	Beginning	Costs and		at the End
Description	of Period	Expenses	Deductions	of Period

Six Months ended June 30, 2006:
Allowance for doubtful accounts	$57	$60	$(55)	$62

Year ended December 31, 2005:
Allowance for doubtful accounts	$53	$127	$(123)	$57

Year ended December 31, 2004:
Allowance for doubtful accounts	$53	$120	$(120)	$53

Year ended December 31, 2003:
Allowance for doubtful accounts	$51	$114	$(112)	$53

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Adelphia Communications Corporation:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Adelphia Communications Corporation (“Adelphia”) and its subsidiaries and other consolidated entities (Debtors-in-Possession from June 25, 2002), collectively, the “Company,” at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The consolidated financial statements listed in the accompanying index have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, on June 25, 2002, Adelphia and substantially all of its domestic subsidiaries filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code. In addition, the Company is involved in material litigation, the ultimate outcome of which is not presently determinable. The uncertainties inherent in the bankruptcy and litigation process, the Company’s net capital deficiency and the expiration of the Company’s extended debtor-in-possession credit facility on August 7, 2006 raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of these uncertainties.

As discussed in Notes 1 and 5 to the consolidated financial statements listed in the accompanying index, effective January 1, 2004, the Company adopted Financial Accounting Standards Board Interpretation No. 46-R, Consolidation of Variable Interest Entities. As discussed in Note 3 to the consolidated financial statements listed in the accompanying index, the Company changed its method of computing amortization on customer relationship intangible assets as of January 1, 2004.

/s/  PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
McLean, Virginia
March 28, 2006

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share data)

	December 31,
	2005	2004

Assets
Current assets:
Cash and cash equivalents	$389,839	$338,909
Restricted cash (Note 3)	25,783	6,300
Accounts receivable, net (Note 3)	119,512	116,613
Receivable for securities (Note 6)	10,029	—
Other current assets	74,399	82,710

Total current assets	619,562	544,532

Noncurrent assets:
Restricted cash (Note 3)	262,393	3,035
Investments in equity affiliates and related receivables (Note 8)	6,937	252,237
Property and equipment, net (Notes 3 and 9)	4,334,651	4,469,943
Intangible assets, net (Notes 3 and 9):
Franchise rights	5,440,173	5,464,420
Goodwill	1,634,385	1,628,519
Customer relationships and other	454,606	579,916
Other noncurrent assets, net (Notes 2 and 3)	121,303	155,586

Total assets	$12,874,010	$13,098,188

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$130,157	$173,654
Subscriber advance payments and deposits	34,543	33,159
Accrued liabilities (Note 17)	551,599	535,924
Deferred revenue (Note 3)	21,376	33,296
Parent and subsidiary debt (Note 10)	869,184	667,745
Amounts due to the Rigas Family and Other Rigas Entities from Rigas Co-Borrowing Entities (Note 6)	—	460,256

Total current liabilities	1,606,859	1,904,034

Noncurrent liabilities:
Other liabilities	31,929	35,012
Deferred revenue (Note 3)	61,065	85,397
Deferred income taxes (Note 14)	833,535	729,481

Total noncurrent liabilities	926,529	849,890
Liabilities subject to compromise (Note 2)	18,415,158	18,480,948

Total liabilities	20,948,546	21,234,872

Commitments and contingencies (Notes 2 and 16)
Minority’s interest in equity of subsidiary	71,307	79,142
Stockholders’ deficit (Note 12):
Series preferred stock	397	397
Class A Common Stock, $.01 par value, 1,200,000,000 shares authorized, 229,787,271 shares issued and 228,692,414 shares outstanding	2,297	2,297
Convertible Class B Common Stock, $.01 par value, 300,000,000 shares authorized, 25,055,365 shares issued and outstanding	251	251
Additional paid-in capital	12,071,165	12,071,165
Accumulated other comprehensive loss, net	(4,988)	(11,565)
Accumulated deficit	(20,187,028)	(20,221,691)
Treasury stock, at cost, 1,094,857 shares of Class A Common Stock	(27,937)	(27,937)

	(8,145,843)	(8,187,083)
Amounts due from the Rigas Family and Other Rigas Entities, net (Note 6)	—	(28,743)

Total stockholders’ deficit	(8,145,843)	(8,215,826)

Total liabilities and stockholders’ deficit	$12,874,010	$13,098,188

The accompanying notes are an integral part of the consolidated financial statements.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES
(Debtors-In-Possession)

CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands, except share and per share amounts)

	Year ended December 31,
	2005	2004	2003

Revenue	$4,364,570	$4,143,388	$3,569,017

Costs and expenses:
Direct operating and programming	2,689,405	2,653,417	2,386,347
Selling, general and administrative:
Third party	350,520	329,427	268,288
Rigas Family Entities (Note 6)	—	—	(21,242)
Investigation, re-audit and sale transaction costs (Note 2)	65,844	125,318	52,039
Depreciation (Note 3)	804,074	961,840	846,097
Amortization (Note 3)	141,264	159,682	162,839
Impairment of long-lived assets (Note 9)	23,063	83,349	17,641
Provision for uncollectible amounts due from the Rigas Family and Rigas Family Entities (Note 6)	13,338	—	5,497
Gains on dispositions of long-lived assets	(5,767)	(4,641)	—

Total costs and expenses	4,081,741	4,308,392	3,717,506

Operating income (loss)	282,829	(165,004)	(148,489)
Other expense, net:
Interest expense, net of amounts capitalized (contractual interest was $1,341,082, $1,188,036 and $1,156,116 during 2005, 2004 and 2003, respectively) (Notes 2 and 3)	(590,936)	(402,627)	(381,622)
Other income (expense), net (2005 includes a $457,733 net benefit from the settlement with the Rigas Family and 2004 includes a $425,000 provision for government settlement) (Notes 6 and 16)	494,979	(425,789)	(963)

Total other expense, net	(95,957)	(828,416)	(382,585)

Income (loss) before reorganization expenses, income taxes, share of losses of equity affiliates, minority’s interest, discontinued operations and cumulative effects of accounting changes	186,872	(993,420)	(531,074)
Reorganization expenses due to bankruptcy (Note 2)	(59,107)	(76,553)	(98,812)

Income (loss) before income taxes, share of losses of equity affiliates, minority’s interest, discontinued operations and cumulative effects of accounting changes	127,765	(1,069,973)	(629,886)
Income tax (expense) benefit (Note 14)	(100,349)	2,843	(117,378)
Share of losses of equity affiliates, net (Note 8)	(588)	(7,926)	(2,826)
Minority’s interest in loss of subsidiary	7,835	16,383	25,430

Income (loss) from continuing operations before cumulative effects of accounting changes	34,663	(1,058,673)	(724,660)
Loss from discontinued operations (Note 7)	—	(571)	(107,952)

Income (loss) before cumulative effects of accounting changes	34,663	(1,059,244)	(832,612)
Cumulative effects of accounting changes:
Due to new accounting pronouncement (Notes 1 and 5)	—	(588,782)	—
Due to new method of amortization (Note 3)	—	(262,847)	—

Net income (loss)	34,663	(1,910,873)	(832,612)
Dividend requirements applicable to preferred stock (contractual dividends were $120,125 during 2005, 2004 and 2003 (Note 12)):
Beneficial conversion feature	(583)	(8,007)	(7,317)

Net income (loss) applicable to common stockholders	$34,080	$(1,918,880)	$(839,929)

The accompanying notes are an integral part of the consolidated financial statements.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(amounts in thousands, except share and per share amounts)

	Year ended December 31,
	2005	2004	2003

Amounts per weighted average share of common stock (Note 3):
Basic income (loss) applicable to Class A common stockholders:
From continuing operations before cumulative effects of accounting changes	$0.13	$(4.20)	$(2.88)
Loss from discontinued operations	—	—	(0.43)
Cumulative effects of accounting changes	—	(3.36)	—

Net income (loss) applicable to Class A common stockholders	$0.13	$(7.56)	$(3.31)

Diluted income (loss) applicable to Class A common stockholders:
From continuing operations before cumulative effects of accounting changes	$0.10	$(4.20)	$(2.88)
Loss from discontinued operations	—	—	(0.43)
Cumulative effects of accounting changes	—	(3.36)	—

Net income (loss) applicable to Class A common stockholders	$0.10	$(7.56)	$(3.31)

Basic weighted average shares of Class A Common Stock outstanding	228,692,414	228,692,414	228,692,273
Diluted weighted average shares of Class A Common Stock outstanding	303,300,746	228,692,414	228,692,273
Basic income (loss) applicable to Class B common stockholders:
From continuing operations before cumulative effects of accounting changes	$0.13	$(4.20)	$(2.88)
Loss from discontinued operations	—	—	(0.43)
Cumulative effects of accounting changes	—	(3.36)	—

Net income (loss) applicable to Class B common stockholders	$0.13	$(7.56)	$(3.31)

Diluted income (loss) applicable to Class B common stockholders:
From continuing operations before cumulative effects of accounting changes	$0.10	$(4.20)	$(2.88)
Loss from discontinued operations	—	—	(0.43)
Cumulative effects of accounting changes	—	(3.36)	—

Net income (loss) applicable to Class B common stockholders	$0.10	$(7.56)	$(3.31)

Basic weighted average shares of Class B Common Stock outstanding	25,055,365	25,055,365	25,055,365
Diluted weighted average shares of Class B Common Stock outstanding	37,215,133	25,055,365	25,055,365

The accompanying notes are an integral part of the consolidated financial statements.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(amounts in thousands, except share and per share amounts)

	Year ended December 31,
	2005	2004	2003

Pro forma amounts assuming the new amortization method is applied retroactively:
Income (loss) before cumulative effects of accounting changes	$34,663	$(1,059,244)	$(842,229)

Net income (loss) applicable to common stockholders	$34,080	$(1,656,033)	$(849,546)

Pro forma amounts per weighted average share of common stock:
Basic income (loss) applicable to Class A common stockholders:
Before cumulative effects of accounting changes	$0.13	$(4.20)	$(3.35)

Net income (loss) applicable to Class A common stockholders	$0.13	$(6.53)	$(3.35)

Diluted income (loss) applicable to Class A common stockholders:
Before cumulative effects of accounting changes	$0.10	$(4.20)	$(3.35)

Net income (loss) applicable to Class A common stockholders	$0.10	$(6.53)	$(3.35)

Basic weighted average shares of Class A Common Stock outstanding	228,692,414	228,692,414	228,692,273
Diluted weighted average shares of Class A Common Stock outstanding	303,300,746	228,692,414	228,692,273
Basic income (loss) applicable to Class B common stockholders:
Before cumulative effects of accounting changes	$0.13	$(4.20)	$(3.35)

Net income (loss) applicable to Class B common stockholders	$0.13	$(6.53)	$(3.35)

Diluted income (loss) applicable to Class B common stockholders:
Before cumulative effects of accounting changes	$0.10	$(4.20)	$(3.35)

Net income (loss) applicable to Class B common stockholders	$0.10	$(6.53)	$(3.35)

Basic weighted average shares of Class B Common Stock outstanding	25,055,365	25,055,365	25,055,365
Diluted weighted average shares of Class B Common Stock outstanding	37,215,133	25,055,365	25,055,365

The accompanying notes are an integral part of the consolidated financial statements.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(amounts in thousands)

	Year ended December 31,
	2005	2004	2003

Net income (loss)	$34,663	$(1,910,873)	$(832,612)
Other comprehensive income (loss), before tax:
Foreign currency translation adjustment	7,325	(1,821)	8,193
Unrealized gains (losses) on securities:
Unrealized holding gains arising during the period	43	163	1,483
Less: reclassification adjustments for gains included in net income (loss)	(1,346)	(270)	(10)

Other comprehensive income (loss), before tax	6,022	(1,928)	9,666
Income tax benefit (expense) related to each item of other comprehensive income:
Unrealized holding gains arising during the period	—	(65)	(596)
Less: reclassification adjustments for gains included in net income (loss)	555	108	4

Other comprehensive income (loss), net	6,577	(1,885)	9,074

Comprehensive income (loss), net	$41,240	$(1,912,758)	$(823,538)

The accompanying notes are an integral part of the consolidated financial statements.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(amounts in thousands)

							Amounts
							due from
				Accumulated			the Rigas
	Series		Additional	other			Family and
	preferred	Common	paid-in	comprehensive	Accumulated	Treasury	Other Rigas
	stock	stock	capital	income (loss)	deficit	stock	Entities, net	Total

Balance, January 1, 2003	$397	$2,548	$12,071,165	$(18,754)	$(17,478,206)	$(27,937)	$(833,275)	$(6,284,062)
Net loss	—	—	—	—	(832,612)	—	—	(832,612)
Other comprehensive income, net (Note 17)	—	—	—	9,074	—	—	—	9,074
Change in amounts due from the Rigas Family and Rigas Family Entities, net (Note 6)	—	—	—	—	—	—	32,926	32,926

Balance, December 31, 2003	397	2,548	12,071,165	(9,680)	(18,310,818)	(27,937)	(800,349)	(7,074,674)
Net loss	—	—	—	—	(1,910,873)	—	—	(1,910,873)
Other comprehensive loss, net (Note 17)	—	—	—	(1,885)	—	—	—	(1,885)
Consolidation of Rigas Co-Borrowing Entities (Note 5)	—	—	—	—	—	—	771,606	771,606

Balance, December 31, 2004	397	2,548	12,071,165	(11,565)	(20,221,691)	(27,937)	(28,743)	(8,215,826)
Net income	—	—	—	—	34,663	—	—	34,663
Other comprehensive income, net (Note 17)	—	—	—	6,577	—	—	—	6,577
Settlement of amounts due from the Rigas Family and Other Rigas Entities (Note 6)	—	—	—	—	—	—	28,743	28,743

Balance, December 31, 2005	$397	$2,548	$12,071,165	$(4,988)	$(20,187,028)	$(27,937)	$—	$(8,145,843)

The accompanying notes are an integral part of the consolidated financial statements.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

	Year ended December 31,
	2005	2004	2003

Operating Activities:
Net income (loss)	$34,663	$(1,910,873)	$(832,612)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	804,074	961,840	846,097
Amortization	141,264	159,682	162,839
Impairment of long-lived assets	23,063	83,349	17,641
Provision for uncollectible amounts due from the Rigas Family and Rigas Family Entities	13,338	—	5,497
Gains on disposition of long-lived assets	(5,767)	(4,641)	—
Gain on the sale of investment in Century/ML Cable	(47,234)	—	—
Amortization/write-off of deferred financing costs	61,523	14,113	24,386
Impairment of cost and available-for-sale investments	—	3,801	8,544
Impairment of receivable for securities	24,600	—	—
Cost allocations and charges to Rigas Family Entities, net	—	—	(30,986)
Settlement with the Rigas Family, net	(457,733)	—	—
Provision for government settlement	—	425,000	—
Other noncash charges (gains), net	3,787	3,757	(1,931)
Reorganization expenses due to bankruptcy	59,107	76,553	98,812
Deferred income tax expense	108,011	5,996	125,254
Share of losses of equity affiliates, net	588	7,926	2,826
Minority’s interest in loss of subsidiary	(7,835)	(16,383)	(25,430)
Depreciation, amortization and other noncash charges related to discontinued operations	—	1,575	108,426
Cumulative effects of accounting changes	—	851,629	—
Change in operating assets and liabilities, net of effects of acquisitions and divestitures:
Accounts receivable	(4,429)	25,959	(2,440)
Other current and other noncurrent assets	38,413	43,506	(12,804)
Accounts payable	(42,691)	(115,449)	33,821
Subscriber advance payments and deposits	3,919	(1,761)	2,360
Accrued liabilities	10,007	(546)	95,847
Deferred revenue	(33,669)	(26,447)	(21,375)

Net cash provided by operating activities before payment of reorganization expenses	726,999	588,586	604,772
Reorganization expenses paid during the period	(92,988)	(76,894)	(96,915)

Net cash provided by operating activities	634,011	511,692	507,857

Investing Activities:
Capital expenditures for property and equipment	(734,538)	(820,913)	(723,521)
Acquisition of remaining interests in Tele-Media JV Entities	(21,650)	—	—
Capital expenditures for other intangibles	(7,325)	(5,047)	(7,830)
Investment in and advances to affiliates	(2,322)	(5,667)	(8,034)
Proceeds from sale of assets	40,569	14,161	3,712
Proceeds from sale of Century/ML Cable	268,770	—	—
Change in restricted cash	(278,841)	79,802	148,345
Cash advances to the Rigas Family and Rigas Family Entities	—	—	(106,860)
Cash received from the Rigas Family and Rigas Family Entities	—	—	168,293

Net cash used in investing activities	(735,337)	(737,664)	(525,895)

Financing Activities:
Proceeds from debt	918,000	804,851	77,000
Repayments of debt	(716,304)	(478,363)	(28,678)
Payment of deferred financing costs	(49,440)	(14,268)	(1,253)

Net cash provided by financing activities	152,256	312,220	47,069

Increase in cash and cash equivalents	50,930	86,248	29,031
Cash and cash equivalents at beginning of year	338,909	252,661	223,630

Cash and cash equivalents at end of year	$389,839	$338,909	$252,661

The accompanying notes are an integral part of the consolidated financial statements.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:  Background and Basis of Presentation

Adelphia Communications Corporation (“Adelphia”), its consolidated subsidiaries and other consolidated entities (collectively, the “Company”) are engaged primarily in the cable television business. The cable systems owned by the Company are located in 31 states and Brazil. In June 2002, Adelphia and substantially all of its domestic subsidiaries (the “Debtors”), filed voluntary petitions to reorganize (the “Chapter 11 Cases”) under Chapter 11 of Title 11 (“Chapter 11”) of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). On October 6 and November 15, 2005, certain additional subsidiaries filed voluntary petitions to reorganize, at which time they became part of the Debtors and the Chapter 11 Cases. Effective April 20, 2005, Adelphia entered into definitive agreements (the “Purchase Agreements”) with Time Warner NY Cable LLC (“TW NY”) and Comcast Corporation (“Comcast”) which provide for the sale of substantially all of the Company’s U.S. assets (the “Sale Transaction”). For additional information, see Note 2.

Effective January 1, 2004, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46, Consolidation of Variable Interest Entities (as subsequently revised in December 2003, “FIN 46-R”) and began consolidating certain cable television entities formerly owned by members of John J. Rigas’ family (collectively, the “Rigas Family”) that are subject to co-borrowing arrangements with the Company (the “Rigas Co-Borrowing Entities”). The Company has concluded that the Rigas Co-Borrowing Entities represent variable interest entities for which the Company is the primary beneficiary. Accordingly, all references to the Company prior to January 1, 2004 exclude the Rigas Co-Borrowing Entities and all references to the Company subsequent to January 1, 2004 include the Rigas Co-Borrowing Entities. As a result of the consolidation of the Rigas Co-Borrowing Entities for periods commencing in 2004, the Company’s results of operations, financial position and cash flows are not comparable to prior periods. The Rigas Co-Borrowing Entities have not filed for bankruptcy protection. For additional information, see Note 5.

Prior to January 1, 2004, these consolidated financial statements do not include the accounts of any of the entities in which members of the Rigas Family directly or indirectly held controlling interests (collectively, the “Rigas Family Entities”). The Rigas Family Entities include the Rigas Co-Borrowing Entities, as well as other Rigas Family entities (the “Other Rigas Entities”). The Company believes that under the guidelines which existed for periods prior to January 1, 2004, the Company did not have a controlling financial interest, including majority voting interest, control by contract or otherwise in any of the Rigas Family Entities. Accordingly, the Company did not meet the criteria for consolidation of any of the Rigas Family Entities.

These consolidated financial statements have been prepared on a going concern basis, which assumes continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business, and do not purport to show, reflect or provide for the consequences of the Debtors’ Chapter 11 reorganization proceedings. In particular, these consolidated financial statements do not purport to show: (i) as to assets, the amount that may be realized upon their sale or their availability to satisfy liabilities; (ii) as to pre-petition liabilities, the amounts at which claims or contingencies may be settled, or the status and priority thereof; (iii) as to stockholders’ equity accounts, the effect of any changes that may be made in the capitalization of the Company; or (iv) as to operations, the effect of any changes that may be made in its business.

In May 2002, certain Rigas Family members resigned from their positions as directors and executive officers of the Company. In addition, the Rigas Family owned Adelphia $0.01 par value Class A common stock (“Class A Common Stock”) and Adelphia $0.01 par value Class B common stock (“Class B Common Stock”) with a majority of the voting power in Adelphia, and was not able to exercise such voting power since the Debtors filed for protection under the Bankruptcy Code in June 2002. Pursuant to the Consent Order of Forfeiture entered by the United States District Court for the Southern District of New York (the “District Court”) on June 8, 2005 (the “Forfeiture Order”), all right, title and interest of the Rigas Family and Rigas Family Entities in the Rigas Co-Borrowing Entities (other than Coudersport Television Cable Co. (“Coudersport”) and Bucktail Broadcasting

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1:  Background and Basis of Presentation (Continued)

Corporation (“Bucktail”)), certain specified real estate and any securities of the Company were forfeited to the United States on or about June 8, 2005 and such assets and securities are expected to be conveyed to the Company (subject to completion of forfeiture proceedings before a federal judge to determine if there are any superior claims) in furtherance of the agreement between the Company and the United States Attorney’s Office for the Southern District of New York (the “U.S. Attorney”) dated April 25, 2005 (the “Non-Prosecution Agreement”), as discussed in Note 16.

Although the Company is operating as a debtor-in-possession in the Chapter 11 Cases, the Company’s ability to control the activities and operations of its subsidiaries that are also Debtors may be limited pursuant to the Bankruptcy Code. However, because the bankruptcy proceedings for the Debtors are consolidated for administrative purposes in the same Bankruptcy Court and will be overseen by the same judge, the financial statements of Adelphia and its subsidiaries have been presented on a combined basis, which is consistent with consolidated financial statements (see Note 2). All inter-entity transactions between Adelphia, its subsidiaries and, beginning in 2004, the Rigas Co-Borrowing Entities have been eliminated in consolidation.

Note 2:  Bankruptcy Proceedings and Sale of Assets of the Company

Overview

On June 25, 2002 (“Petition Date”), the Debtors filed voluntary petitions to reorganize under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. On June 10, 2002, Century Communications Corporation (“Century”), an indirect wholly-owned subsidiary of Adelphia, filed a voluntary petition to reorganize under Chapter 11. On October 6 and November 15, 2005, certain additional subsidiaries of Adelphia filed voluntary petitions to reorganize under Chapter 11. The Debtors, which include Century and the subsequent filers, are currently operating their business as debtors-in-possession under Chapter 11. Included in the accompanying consolidated financial statements are subsidiaries that have not filed voluntary petitions under the Bankruptcy Code, including the Rigas Co-Borrowing Entities.

On July 11, 2002, a statutory committee of unsecured creditors (the “Creditors’ Committee”) was appointed, and on July 31, 2002, a statutory committee of equity holders (the “Equity Committee” and, together with the Creditors’ Committee, the “Committees”) was appointed. The Committees have the right to, among other things, review and object to certain business transactions and may participate in the formulation of the Debtors’ plan of reorganization. Under the Bankruptcy Code, the Debtors were provided with specified periods during which only the Debtors could propose and file a plan of reorganization (the “Exclusive Period”) and solicit acceptances thereto (the “Solicitation Period”). The Debtors received several extensions of the Exclusive Period and the Solicitation Period from the Bankruptcy Court with the latest extension of the Exclusive Period and the Solicitation Period being through February 17, 2004 and April 20, 2004, respectively. In early 2004, the Debtors filed a motion requesting an additional extension of the Exclusive Period and the Solicitation Period. However, in 2004, the Equity Committee filed a motion to terminate the Exclusive Period and the Solicitation Period and other objections were filed regarding the Debtors’ request. The Bankruptcy Court has extended the Exclusive Period and the Solicitation Period until the hearing on the motions is held and a determination by the Bankruptcy Court is made. No hearing has been scheduled. For additional information, see Note 16.

Confirmation of Plan of Reorganization

The Debtors have filed several proposed joint plans of reorganization and related disclosure statements with the Bankruptcy Court. The Debtors most recently filed their Fourth Amended Joint Plan of Reorganization (the “Plan”) and related Fourth Amended Disclosure Statement (the “Disclosure Statement”) with the Bankruptcy Court on November 21, 2005. The Plan contemplates, among other things, consummation of the Sale Transaction and

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2:  Bankruptcy Proceedings and Sale of Assets of the Company (Continued)

distribution of the cash and Time Warner Cable Inc. (“TWC”) Class A common stock (the “TWC Class A Common Stock”) received pursuant to the Sale Transaction to the stakeholders of the Debtors in accordance with the Plan. The Plan and Disclosure Statement also include disclosures and modifications to reflect rulings of the Bankruptcy Court or settlements with certain parties objecting to approval of the Disclosure Statement.

For the Plan to be confirmed and become effective, the Debtors must, among other things:

•	obtain an order of the Bankruptcy Court approving the Disclosure Statement as containing “adequate information”;

•	solicit acceptance of the Plan from the holders of claims and equity interests in each class that is impaired and not deemed by the Bankruptcy Court to have rejected the Plan;

•	obtain an order from the Bankruptcy Court confirming the Plan; and

•	consummate the Plan.

By order dated November 23, 2005, the Bankruptcy Court approved the Disclosure Statement as containing “adequate information.” By December 12, 2005, the Debtors completed the mailing of the solicitation packages. The voting deadline to accept or reject the Plan is April 6, 2006, and in the case of securities held through an intermediary, the deadline for instructions to be received by the intermediary is April 3, 2006 or such other date as specified by the applicable intermediary. The confirmation hearing on the Plan is scheduled to commence on April 24, 2006. Before it can issue a confirmation order, the Bankruptcy Court must find that either each class of impaired claims or equity interests has accepted the Plan or the Plan meets the requirements of the Bankruptcy Code to confirm the Plan over the objections of dissenting classes. In addition, the Bankruptcy Court must find that the Plan meets certain other requirements specified in the Bankruptcy Code.

Sale of Assets

Effective April 20, 2005, Adelphia entered into the Sale Transaction. Upon the closing of the Sale Transaction, Adelphia will receive an aggregate consideration of cash in the amount of approximately $12.7 billion plus shares of TWC Class A Common Stock, which are expected to represent 16% of the outstanding equity securities of TWC as of the closing. Such percentage: (i) assumes the redemption of Comcast’s interest in TWC, the inclusion in the sale to TW NY of all of the cable systems owned by the Rigas Co-Borrowing Entities contemplated to be purchased by TW NY pursuant to the Sale Transaction and that there is no Expanded Transaction (as defined below); and (ii) is subject to adjustment for issuances pursuant to employee stock programs (subject to a cap) and issuances of securities for fair consideration. The TWC Class A Common Stock is expected to be listed on The New York Stock Exchange. The purchase price payable by TW NY and Comcast is subject to certain adjustments. TWC, Comcast and certain of their affiliates have also agreed to swap certain cable systems and unwind Comcast’s investments in TWC and Time Warner Entertainment Company, L.P., a subsidiary of TWC (“TWE”). The Sale Transaction does not include the Company’s interest in Century/ML Cable Venture (“Century/ML Cable”), a joint venture that owns and operates cable systems in Puerto Rico, which Century and ML Media Partners, L.P. (“ML Media”) sold to San Juan Cable, LLC (“San Juan Cable”) effective October 31, 2005. For additional information, see Notes 8 and 16.

As part of the Sale Transaction, Adelphia has agreed to transfer to TW NY and Comcast the assets related to the cable systems that are nominally owned by certain of the Rigas Co-Borrowing Entities and are managed by the Company (those Rigas Co-Borrowing Entities are herein referred to as the “Managed Cable Entities”). Pursuant to the Forfeiture Order, all right, title and interest of the Rigas Family and Rigas Family Entities in the Rigas Co-Borrowing Entities (other than Coudersport and Bucktail) have been forfeited to the United States. In furtherance of the Non-Prosecution Agreement, the Company expects to obtain ownership (subject to completion of forfeiture proceedings before a federal judge to determine if there are any superior claims) of all of the Rigas

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2:  Bankruptcy Proceedings and Sale of Assets of the Company (Continued)

Co-Borrowing Entities other than two small entities (Coudersport and Bucktail). Upon obtaining ownership of such Rigas Co-Borrowing Entities, the Company expects to file voluntary petitions to reorganize such entities in proceedings jointly administered with the Debtors’ Chapter 11 Cases. Once these entities emerge from bankruptcy, Adelphia expects to be able to transfer to TW NY and Comcast the assets of the Managed Cable Entities (other than Coudersport and Bucktail) as part of the Sale Transaction. If the Company is unable to transfer all of the assets of the Managed Cable Entities to Comcast and TW NY at the closing of the Sale Transaction, the initial purchase price payable by Comcast and by TW NY would be reduced by an aggregate amount of up to $600,000,000 and $390,000,000, respectively, but would become payable to the extent such assets are transferred to Comcast or TW NY within 15 months of the closing. Adelphia believes that the failure to transfer the assets of Coudersport and Bucktail to TW NY and Comcast will result in an aggregate purchase price reduction of approximately $23,000,000, reflecting a reduction to the purchase price payable by TW NY of approximately $15,000,000 and by Comcast of approximately $8,000,000.

Pursuant to a separate agreement, dated as of April 20, 2005, TWC, among other things, has guaranteed the obligations of TW NY under the asset purchase agreement between TW NY and Adelphia.

Until a plan of reorganization is confirmed by the Bankruptcy Court and becomes effective, the Sale Transaction cannot be consummated. The closing of the Sale Transaction is also subject to the satisfaction or waiver of conditions customary to transactions of this type, including, among others: (i) receipt of applicable regulatory approvals, including the consent of the Federal Communications Commission (the “FCC”) to the transfer of certain licenses, and, subject to certain exceptions, any applicable approvals of local franchising authorities (“LFAs”) to the change in ownership of the cable systems operated by the Company to the extent not preempted by section 365 of the Bankruptcy Code; (ii) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”); (iii) the offer and sale of the shares of TWC Class A Common Stock to be issued in the Sale Transaction having been exempted from registration pursuant to an order of the Bankruptcy Court confirming the Plan or a no-action letter from the staff of the Securities and Exchange Commission (the “SEC”), or a registration statement covering the offer and sale of such shares having been declared effective; (iv) the TWC Class A Common Stock to be issued in the Sale Transaction being freely tradable and not subject to resale restrictions, except in certain circumstances; (v) approval of the shares of TWC Class A Common Stock to be issued in the Sale Transaction for listing on the New York Stock Exchange; (vi) entry by the Bankruptcy Court of a final order confirming the Plan and, contemporaneously with the closing of the Sale Transaction, consummation of the Plan; (vii) satisfactory settlement by Adelphia of the claims and causes of action brought by the SEC and the investigations by the United States Department of Justice (the “DoJ”); (viii) the absence of any material adverse effect with respect to TWC’s business and certain significant components of the Company’s business (without taking into consideration any loss of subscribers by the Company’s business (or results thereof) already reflected in the projections specified in the asset purchase agreements or the purchase price adjustments); (ix) the number of eligible basic subscribers (as the term is used in the purchase agreements) served by the Company’s cable systems as of a specified date prior to the closing of the Sale Transaction not being below an agreed upon threshold; (x) the absence of an actual change in law, or proposed change in law that has a reasonable possibility of being enacted, that would adversely affect the tax treatment accorded to the Sale Transaction with respect to TW NY; (xi) a filing of an election under Section 754 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), by each of Century-TCI California Communications, L.P., Parnassos Communications, L.P. and Western NY Cablevision L.P. (the “Century-TCI/Parnassos Partnerships”); and (xii) the provision of certain audited and unaudited financial information by Adelphia.

Subject to the Expanded Transaction (as defined below), the closing under each Purchase Agreement is also conditioned on a contemporaneous closing under the other Purchase Agreement. On January 31, 2006, the Federal Trade Commission closed its antitrust investigation under the HSR Act of the Sale Transaction. In addition, the

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2:  Bankruptcy Proceedings and Sale of Assets of the Company (Continued)

Company believes that it has received the necessary applicable approvals of LFAs to the change in ownership of the cable systems operated by the Company. The Company expects the closing of the Sale Transaction to occur by July 31, 2006, the date under the Purchase Agreements after which either party may terminate, subject to certain exceptions, the applicable Purchase Agreement if the closing has not already occurred.

Adelphia received a letter, dated March 24, 2006, from each of TWC and Comcast alleging that Adelphia’s implementation of a system, required by the Purchase Agreements to be implemented prior to the closing of the Sale Transaction, by which eligible basic subscribers (as such term is used in the Purchase Agreements) can be tracked materially breaches the Purchase Agreements insofar as it does not include within it certain marketing promotions utilized by Adelphia. Adelphia, in letters to TW NY and Comcast, dated March 27, 2006, has denied that Adelphia’s actions constitute a material breach, but has determined, without prejudice to its position, to incorporate a method of tracking such marketing promotions as part of its subscriber tracking system. Adelphia does not believe that such marketing promotions are required by the terms of the relevant Purchase Agreements to be tracked by a subscriber tracking system that, as required by the Purchase Agreements, would be reasonably expected to accurately track eligible basic subscribers. Under the Purchase Agreements, any breach that would preclude Adelphia from providing a certificate at the closing of the Sale Transaction that each of the covenants in the Purchase Agreements (including the covenant to implement the tracking system) has been duly performed in all material respects would constitute a failure of a condition to closing of the Sale Transaction in favor of each of TW NY and Comcast, and if not cured, could provide TW NY and Comcast a basis for terminating their respective Purchase Agreements.

Pursuant to a letter agreement dated as of April 20, 2005, and the asset purchase agreement between Adelphia and TW NY, TW NY has agreed to purchase the cable operations of Adelphia that Comcast would have acquired if Comcast’s purchase agreement is terminated prior to closing as a result of the failure to obtain FCC or applicable antitrust approvals (the “Expanded Transaction”). In such event, and assuming TW NY received such approvals, TW NY will pay the $3.5 billion purchase price to have been paid by Comcast, less Comcast’s allocable share of the liabilities of the Century-TCI/Parnassos Partnerships, which shall not be less than $549,000,000 or more than $600,000,000. Consummation of the Sale Transaction, however, is not subject to the consummation of the agreement by TWC, Comcast and certain of their affiliates to swap certain cable systems and unwind Comcast’s investments in TWC and TWE, as described above. There is no assurance that TW NY would be able to obtain the required FCC or applicable antitrust approvals for the Expanded Transaction.

The Purchase Agreements with TW NY and Comcast contain certain termination rights for Adelphia, TW NY and Comcast, and further provide that, upon termination of the Purchase Agreements under specified circumstances, Adelphia may be required to pay TW NY a termination fee of approximately $353,000,000 and Comcast a termination fee of $87,500,000.

Certain fees are due to the Company’s financial advisors upon successful completion of a sale, which are calculated as a percentage (0.11% to 0.20%) of the sale value. Additional fees may be payable depending on the outcome of the sales process. Such fees cannot be determined until the closing of the Sale Transaction.

Pre-Petition Obligations

Pre-petition and post-petition obligations of the Debtors are treated differently under the Bankruptcy Code. Due to the commencement of the Chapter 11 Cases and the Debtors’ failure to comply with certain financial and other covenants, the Debtors are in default on substantially all of their pre-petition debt obligations. As a result of the Chapter 11 filing, all actions to collect the payment of pre-petition indebtedness are subject to compromise or other treatment under a plan of reorganization. Generally, actions to enforce or otherwise effect payment of pre-petition liabilities are stayed against the Debtors. The Bankruptcy Court has approved the Debtors’ motions to pay certain pre-petition obligations including, but not limited to, employee wages, salaries, commissions, incentive

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2:  Bankruptcy Proceedings and Sale of Assets of the Company (Continued)

compensation and other related benefits. The Debtors have been paying and intend to continue to pay undisputed post-petition claims in the ordinary course of business. In addition, the Debtors may assume or reject pre-petition executory contracts and unexpired leases with the approval of the Bankruptcy Court. Any damages resulting from the rejection of executory contracts and unexpired leases are treated as general unsecured claims and will be classified as liabilities subject to compromise. For additional information concerning liabilities subject to compromise, see below.

The ultimate amount of the Debtors’ liabilities will be determined during the Debtors’ claims resolution process. The Bankruptcy Court established a bar date of January 9, 2004 (the “Bar Date”) for filing proofs of claim against the Debtors’ estates. A bar date is the date by which proofs of claim must be filed if a claim ant disagrees with how its claim appears on the Debtors’ Schedules of Liabilities. However, under certain limited circumstances, claimants may file proofs of claims after the bar date. As of the Bar Date, approximately 17,000 proofs of claim asserting in excess of $3.20 trillion in claims were filed and, as of December 31, 2005, approximately 18,000 proofs of claim asserting approximately $3.78 trillion in claims were filed, in each case including duplicative claims, but excluding any estimated amounts for unliquidated claims. The aggregate amount of claims filed with the Bankruptcy Court far exceeds the Debtors’ estimate of ultimate liability. The Debtors currently are in the process of reviewing, analyzing and reconciling the scheduled and filed claims. The Debtors expect that the claims resolution process will take significant time to complete following the consummation of the Plan. As the amounts of the allowed claims are determined, adjustments will be recorded in liabilities subject to compromise and reorganization expenses due to bankruptcy.

The Debtors have filed numerous omnibus objections that address $3.68 trillion in claims, consisting primarily of duplicative claims. Certain claims addressed in such objections were either: (i) reduced and allowed; (ii) disallowed and expunged; or (iii) subordinated by orders of the Bankruptcy Court. Hearings on certain claims objections are ongoing. Certain other objections have been adjourned to allow the parties to continue to reconcile such claims. Additional omnibus objections may be filed as the claims resolution process continues.

Debtor-in-Possession (“DIP”) Credit Facility

In order to provide liquidity following the commencement of the Chapter 11 Cases, the Debtors entered into a $1,500,000,000 debtor-in-possession credit facility (as amended, the “DIP Facility”). On May 10, 2004, the Debtors entered into a $1,000,000,000 extended debtor-in-possession credit facility (the “First Extended DIP Facility”), which amended and restated the DIP Facility in its entirety. On February 25, 2005, the Debtors entered into a $1,300,000,000 further extended debtor-in-possession credit facility (the “Second Extended DIP Facility”), which amended and restated the First Extended DIP Facility in its entirety. On March 17, 2006, the Debtors entered into a $1,300,000,000 further extended debtor-in-possession credit facility (the “Third Extended DIP Facility”), which amended and restated the Second Extended DIP Facility in its entirety. For additional information, see Note 10.

Exit Financing Commitment

On February 25, 2004, Adelphia executed a commitment letter and certain related documents pursuant to which a syndicate of financial institutions committed to provide to the Debtors up to $8,800,000,000 in exit financing (the “Exit Financing Facility”). Following the Bankruptcy Court’s approval on June 30, 2004 of the exit financing commitment, the Company paid the exit lenders a nonrefundable fee of $10,000,000 and reimbursed the exit lenders for certain expenses they had incurred through the date of such approval, including certain legal expenses. In light of the agreements with TW NY and Comcast, on April 25, 2005, the Company informed the exit lenders of its election to terminate the exit financing commitment, which termination became effective on May 9, 2005. As a result of the termination, the Company recorded a charge of $58,267,000 during 2005, which represents previously unpaid commitment fees of $45,428,000, the nonrefundable fee of $10,000,000 and certain other

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2:  Bankruptcy Proceedings and Sale of Assets of the Company (Continued)

expenses. Such charge is reflected in interest expense in the accompanying consolidated statement of operations for the year ended December 31, 2005. As of December 31, 2004, $39,267,000 of such fees and expenses were included in other noncurrent assets, net.

Going Concern

As a result of the Company’s filing of the bankruptcy petition and the other matters described in the following paragraphs, there is substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes continuity of operations and realization of assets and satisfaction of liabilities in the ordinary course of business, and in accordance with Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”). The consolidated financial statements do not include any adjustments that might be required should the Company be unable to continue to operate as a going concern. In accordance with SOP 90-7, all pre-petition liabilities subject to compromise have been segregated in the consolidated balance sheets and classified as liabilities subject to compromise, at the estimated amount of allowable claims. Interest expense related to pre-petition liabilities subject to compromise has been reported only to the extent that it will be paid during the Chapter 11 proceedings. In addition, no preferred stock dividends have been accrued subsequent to the Petition Date. Liabilities not subject to compromise are separately classified as current or noncurrent. Revenue, expenses, realized gains and losses, and provisions for losses resulting from reorganization are reported separately as reorganization expenses due to bankruptcy. Cash used for reorganization items is disclosed in the consolidated statements of cash flows.

The ability of the Debtors to continue as a going concern is predicated upon numerous matters, including:

•	having a plan of reorganization confirmed by the Bankruptcy Court and it becoming effective;

•	obtaining substantial exit financing if the Sale Transaction is not consummated and the Company is to emerge from bankruptcy under a stand-alone plan, including working capital financing, which the Company may not be able to obtain on favorable terms, or at all. A failure to obtain necessary financing would result in the delay, modification or abandonment of the Company’s development and expansion plans and would have a material adverse effect on the Company;

•	extending the Third Extended DIP Facility through the effective date of a plan of reorganization in the event the Sale Transaction is not consummated before the maturity date of the Third Extended DIP Facility and remaining in compliance with the financial covenants thereunder. A failure to obtain an extension to the Third Extended DIP Facility would result in the delay, modification or abandonment of the Company’s development and expansion plans and would have a material adverse effect on the Company;

•	being able to successfully implement the Company’s business plans, decrease basic subscriber losses, renew franchises and offset the negative effects that the Chapter 11 filing has had on the Company’s business, including the impairment of customer and vendor relationships; failure to do so will result in reduced operating results and potential impairment of assets;

•	resolving material litigation;

•	achieving positive operating results, increasing net cash provided by operating activities and maintaining satisfactory levels of capital and liquidity considering its history of net losses and capital expenditure requirements and the expected near-term continuation thereof; and

•	motivating and retaining key executives and employees.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2:  Bankruptcy Proceedings and Sale of Assets of the Company (Continued)

Presentation

For periods subsequent to the Petition Date, the Company has applied the provisions of SOP 90-7. SOP 90-7 requires that pre-petition liabilities that are subject to compromise be segregated in the consolidated balance sheets as liabilities subject to compromise and that revenue, expenses, realized gains and losses, and provisions for losses resulting directly from the reorganization due to the bankruptcy be reported separately as reorganization expenses in the consolidated statements of operations. Liabilities subject to compromise are reported at the amounts expected to be allowed, even if they may be settled for lesser amounts. Liabilities subject to compromise consist of the following (amounts in thousands):

	December 31,
	2005	2004

Parent and subsidiary debt	$11,560,585	$11,560,684
Parent and subsidiary debt under co-borrowing credit facilities	4,576,375	4,576,375
Accounts payable	926,794	954,858
Accrued liabilities	1,202,610	1,240,237
Series B Preferred Stock	148,794	148,794

Liabilities subject to compromise	$18,415,158	$18,480,948

The Rigas Co-Borrowing Entities are jointly and severally obligated with certain of the Debtors to the lenders with respect to borrowings under certain co-borrowing facilities (“Co-Borrowing Facilities”). Borrowings under the Co-Borrowing Facilities have been presented as liabilities subject to compromise in the accompanying consolidated balance sheets as collection of such borrowings from the Debtors is stayed. Collection of such borrowings from the Rigas Co-Borrowing Entities has not been stayed and actions may be taken to collect such borrowings from the Rigas Co-Borrowing Entities. However, the Rigas Co-Borrowing Entities would not have sufficient assets to satisfy claims for all liabilities under the Co-Borrowing Facilities.

Following is a reconciliation of the changes in liabilities subject to compromise for the period from January 1, 2003 through December 31, 2005 (amounts in thousands):

Balance at January 1, 2003	$18,020,124
Series B Preferred Stock	148,794
Contract rejections	18,308
Settlements	(3,000)

Balance at December 31, 2003	18,184,226
Increase in government settlement reserve (see Note 16)	425,000
Contract rejections	3,156
Settlements	(131,434)

Balance at December 31, 2004	18,480,948
Contract rejections	3,769
Settlements	(69,559)

Balance at December 31, 2005	$18,415,158

The amounts presented as liabilities subject to compromise may be subject to future adjustments depending on Bankruptcy Court actions, completion of the reconciliation process with respect to disputed claims, determinations of the secured status of certain claims, the value of any collateral securing such claims or other events. Such adjustments may be material to the amounts reported as liabilities subject to compromise.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2:  Bankruptcy Proceedings and Sale of Assets of the Company (Continued)

Amortization of deferred financing fees related to pre-petition debt obligations was terminated effective on the Petition Date and the unamortized amount at the Petition Date ($134,208,000) has been included as an offset to liabilities subject to compromise as an adjustment of the net carrying value of the related pre-petition debt. Similarly, amortization of the deferred issuance costs for the Company’s redeemable preferred stock was also terminated at the Petition Date. For periods subsequent to the Petition Date, interest expense has been reported only to the extent that it will be paid during the Chapter 11 proceedings. In addition, no preferred stock dividends have been accrued subsequent to the Petition Date.

Reorganization Expenses Due to Bankruptcy and Investigation, Re-Audit and Sale Transaction Costs

Only those fees directly related to the Chapter 11 filings are included in reorganization expenses due to bankruptcy. These expenses are offset by the interest earned during reorganization. Certain reorganization expenses are contingent upon the approval of a plan of reorganization by the Bankruptcy Court and include cure costs, financing fees and success fees. The Company is currently aware of certain success fees that potentially could be paid upon the Company’s emergence from bankruptcy to third party financial advisors retained by the Company and the Committees in connection with the Chapter 11 Cases. Currently, these success fees are estimated to be between $6,500,000 and $19,950,000 in the aggregate. In addition, pursuant to their employment agreements, the Chief Executive Officer (“CEO”) and the Chief Operating Officer (“COO”) of the Company are eligible to receive equity awards of Adelphia stock with a minimum aggregate fair value of $17,000,000 upon the Debtors’ emergence from bankruptcy. Under the employment agreements, the value of such equity awards will be determined based on the average trading price of the post-emergence common stock of Adelphia during the 15 trading days immediately preceding the 90th day following the date of emergence. Pursuant to the employment agreements, these equity awards, which will be subject to vesting and trading restrictions, may be increased up to a maximum aggregate value of $25,500,000 at the discretion of the board of directors of Adelphia (the “Board”). As no plan of reorganization has been confirmed by the Bankruptcy Court, no accrual for such contingent payments or equity awards has been recorded in the accompanying consolidated financial statements. See Note 16 for additional information. The following table sets forth certain components of reorganization expenses for the indicated periods (amounts in thousands):

	Year ended December 31,
	2005	2004	2003

Professional fees	$101,206	$78,308	$81,948
Contract rejections	3,769	3,156	18,308
Interest earned during reorganization	(11,025)	(3,457)	(4,390)
Settlements and other	(34,843)	(1,454)	2,946

Reorganization expenses due to bankruptcy	$59,107	$76,553	$98,812

In addition to the costs shown above, the Company has incurred certain professional fees and other costs that, although not directly related to the Chapter 11 filing, relate to the investigation of the actions of certain members of the Rigas Family management, related efforts to comply with applicable laws and regulations and the Sale Transaction. These expenses include the additional audit fees incurred for the years ended December 31, 2001 and prior, as well as legal fees, forensic consultant fees, legal defense costs paid on behalf of the Rigas Family and employee retention costs. These expenses have been included in investigation, re-audit and sale transaction costs in the accompanying consolidated statements of operations.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2:  Bankruptcy Proceedings and Sale of Assets of the Company (Continued)

Condensed Financial Statements of Debtors

The Debtors’ condensed consolidated balance sheets as of the indicated dates are as follows (amounts in thousands):

	December 31,
	2005	2004

Assets:
Total current assets	$709,769	$624,572
Property and equipment, net	4,200,142	4,323,142
Intangible assets, net	7,050,368	7,174,967
Other noncurrent assets	1,111,462	406,414

Total assets	$13,071,741	$12,529,095

Liabilities and Stockholders’ Deficit:
Liabilities:
Other current liabilities	$717,673	$755,512
Current portion of parent and subsidiary debt	868,902	667,605
Total noncurrent liabilities	920,858	843,274
Liabilities subject to compromise	18,415,158	18,480,948

Total liabilities	20,922,591	20,747,339

Minority’s interest	71,307	79,142
Stockholders’ deficit:
Series preferred stock	397	397
Common stock	2,548	2,548
Additional paid-in capital	9,567,154	9,566,968
Accumulated other comprehensive income, net	78	826
Accumulated deficit	(17,464,397)	(17,059,560)
Treasury stock, at cost	(27,937)	(27,937)

	(7,922,157)	(7,516,758)
Amounts due from the Rigas Family and Rigas Family Entities, net	—	(780,628)

Total stockholders’ deficit	(7,922,157)	(8,297,386)

Total liabilities and stockholders’ deficit	$13,071,741	$12,529,095

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2:  Bankruptcy Proceedings and Sale of Assets of the Company (Continued)

The Debtors’ condensed consolidated statements of operations for the indicated periods are as follows (amounts in thousands):

	Year ended December 31,
	2005	2004	2003

Revenue	$4,141,676	$3,934,732	$3,557,730

Costs and expenses:
Direct operating and programming	2,565,261	2,532,193	2,375,205
Selling, general and administrative	327,024	310,060	246,786
Investigation, re-audit and sale transaction costs	63,506	108,065	52,039
Depreciation	764,355	920,343	843,388
Amortization	135,136	151,966	162,839
Impairment of long-lived assets	12,426	77,751	641
Provision for uncollectible amounts due from the Rigas Family and Rigas Family Entities	13,338	—	5,497
Gains on dispositions of long-lived assets	(4,538)	(4,641)	—

Total costs and expenses	3,876,508	4,095,737	3,686,395

Operating income (loss)	265,168	(161,005)	(128,665)
Interest expense, net of amounts capitalized	(578,726)	(385,137)	(370,692)
Other income (expense), net	60,432	(427,047)	(1,192)
Reorganization expenses due to bankruptcy	(59,107)	(76,553)	(98,812)
Income tax (expense) benefit	(99,857)	3,483	(117,378)
Share of losses of equity affiliates, net	(582)	(7,926)	(2,826)
Minority’s interest in loss of subsidiary	7,835	16,383	25,430

Loss from continuing operations	(404,837)	(1,037,802)	(694,135)
Loss from discontinued operations	—	(571)	(107,952)

Loss before cumulative effects of accounting changes	(404,837)	(1,038,373)	(802,087)
Cumulative effects of accounting changes	—	(262,847)	—

Net loss	$(404,837)	$(1,301,220)	$(802,087)

Following is condensed consolidated cash flow data for the Debtors for the indicated periods (amounts in thousands):

	Year ended December 31,
	2005	2004	2003

Net cash provided by (used in):
Operating activities	$603,235	$462,012	$499,790
Investing activities	$(706,378)	$(687,713)	$(518,045)
Financing activities	$152,256	$312,220	$47,069

Note 3:  Summary of Significant Accounting Policies

Bankruptcy

As a result of the Debtors’ Chapter 11 filings, these consolidated financial statements have been prepared in accordance with SOP 90-7. For additional information, see Note 2.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3:  Summary of Significant Accounting Policies (Continued)

Cash Equivalents

Cash equivalents consist primarily of money market funds and United States Government obligations with maturities of three months or less when purchased. The carrying amounts of cash equivalents approximate their fair values.

Restricted Cash

Details of restricted cash are presented below (amounts in thousands):

	December 31,
	2005	2004

Current restricted cash:
DIP facilities(a)	$25,783	$2,682
Dispute related to acquisition(b)	—	3,618

Current restricted cash	$25,783	$6,300

Noncurrent restricted cash:
Century/ML Cable sale proceeds(c)	$259,645	$—
Other	2,748	3,035

Noncurrent restricted cash	$262,393	$3,035

(a)	Amounts that are collateralized on letters of credit outstanding or restricted as to use under the DIP facilities.

(b)	Cash receipts from customers that were placed in trust as a result of a dispute arising from the acquisition of a cable system.

(c)	Proceeds from the sale of Century/ML Cable that are being held in escrow pending the resolution of the litigation between Adelphia, Century, Highland Holdings, a Rigas Family entity (“Highland”), Century/ML Cable and ML Media. See Note 16 for a description of this litigation.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Accounts receivable are reflected net of an allowance for doubtful accounts. Such allowance was $15,912,000 and $37,954,000 at December 31, 2005 and 2004, respectively. The allowance for doubtful accounts is established through a charge to direct operating and programming costs and expenses. The Company assesses the adequacy of this reserve periodically, evaluating general factors such as the length of time individual receivables are past due, historical collection experience, and the economic and competitive environment.

Investments

All publicly traded marketable securities held by the Company are classified as available-for-sale securities and are recorded at fair value. Unrealized gains and losses resulting from changes in fair value between measurement dates for available-for-sale securities are recorded net of taxes as a component of other comprehensive income (loss). Unrealized losses that are deemed to be other-than-temporary are recognized currently. Investments in privately held entities in which the Company does not have the ability to exercise significant influence over their operating and financial policies are accounted for at cost, subject to other-than-temporary impairment. The Company’s available-for-sale securities and cost investments are included in other noncurrent assets, net in the accompanying consolidated balance sheets.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3:  Summary of Significant Accounting Policies (Continued)

Investments in entities in which the Company has the ability to exercise significant influence over the operating and financial policies of the investee are accounted for under the equity method. Equity method investments are recorded at original cost, subject to other-than-temporary impairment, and adjusted quarterly to recognize the Company’s proportionate share of the investees’ net income or loss after the date of investment, additional contributions or advances made, and dividends received. The equity method of accounting is suspended when the Company no longer has significant influence, for example, during the period that investees are undergoing corporate reorganization or bankruptcy proceedings. The Company’s share of losses is generally limited to the extent of the Company’s investment unless the Company is committed to provide further financial support to the investee. The excess of the Company’s investment over its share of the net assets of each of the Company’s investees has been attributed to the franchise rights and customer relationship intangibles of the investee. Pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), the Company does not amortize the excess basis to the extent it has been attributed to goodwill and franchise rights. As discussed below under “Intangible Assets,” the Company has determined that franchise rights have an indefinite life, and therefore are not subject to amortization.

Changes in the Company’s proportionate share of the underlying equity of an equity method investee, which result from the issuance of additional equity securities of the equity investee, are reflected as increases or decreases to the Company’s additional paid-in capital.

On a quarterly basis, the Company reviews its investments to determine whether a decline in fair value below the cost basis is other-than-temporary. The Company considers a number of factors in its determination including: (i) the financial condition, operating performance and near term prospects of the investee; (ii) the reason for the decline in fair value, be it general market, industry specific or investee specific conditions; (iii) the length of time that the fair value of the investment is below the Company’s carrying value; and (iv) changes in value subsequent to the balance sheet date. If the decline in estimated fair value is deemed to be other-than-temporary, a new cost basis is established at the then estimated fair value. In situations where the fair value of an investment is not evident due to a lack of public market price or other factors, the Company uses its best estimates and assumptions to arrive at the estimated fair value of such an investment. The Company’s assessment of the foregoing factors involves a high degree of judgment, and the use of significant estimates and assumptions.

Derivative and Other Financial Instruments

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (“SFAS No. 133”), requires that all derivative instruments be recognized in the balance sheet at fair value. In addition, SFAS No. 133 provides that for derivative instruments that qualify for hedge accounting, changes in fair value will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in stockholders’ equity as a component of accumulated other comprehensive income (loss) until the hedged item is recognized in earnings, depending on whether the derivative hedges changes in fair value or cash flows. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings.

The Company has entered into interest rate exchange agreements, interest rate cap agreements and interest rate collar agreements with the objective of managing its exposure to fluctuations in interest rates. However, the Company has not designated these agreements as hedging instruments pursuant to the provisions of SFAS No. 133. Accordingly, changes in the fair value of these agreements were recognized currently and included in other income (expense), net through the Petition Date. Changes in the fair value of these agreements subsequent to the Petition Date have not been recognized, as the amount to be received or paid in connection with these agreements will be determined by the Bankruptcy Court. For additional information, see Note 10.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3:  Summary of Significant Accounting Policies (Continued)

Business Combinations

The Company accounts for business combinations using the purchase method of accounting. The results of operations of an acquired business are included in the Company’s consolidated results from the date of the acquisition. The cost to acquire companies, including transaction costs, is allocated to the underlying net assets of the acquired company based on their respective fair values. Any excess of the purchase price over the estimated fair values of the identifiable net assets acquired is recorded as goodwill. The value assigned to the Class A Common Stock, issued by Adelphia as consideration for acquisitions is generally based on the average market price for a period of a few days before and after the date that the respective terms are agreed to and announced. The application of purchase accounting requires a high degree of judgment and involves the use of significant estimates and assumptions.

Property and Equipment

The details of property and equipment and the related accumulated depreciation are set forth below for the indicated periods (amounts in thousands):

	December 31,
	2005	2004

Cable distribution systems	$7,906,918	$7,357,896
Support equipment and buildings	583,594	556,203
Land	52,418	54,091

	8,542,930	7,968,190
Accumulated depreciation	(4,208,279)	(3,498,247)

Property and equipment, net	$4,334,651	$4,469,943

Property and equipment is stated at cost, less accumulated depreciation. In accordance with SFAS No. 51, Financial Reporting by Cable Television Companies (“SFAS No. 51”), the Company capitalizes costs associated with the construction of new cable transmission and distribution facilities and the installation of new cable services. Capitalized construction costs include materials, labor, applicable indirect costs and interest. Capitalized installation costs include labor, material and overhead costs related to: (i) the initial connection (or “drop”) from the Company’s cable plant to a customer location; (ii) the replacement of a drop; and (iii) the installation of equipment for additional services, such as digital cable or high-speed Internet (“HSI”). The costs of other customer-facing activities, such as reconnecting customer locations where a drop already exists, disconnecting customer locations and repairing or maintaining drops, are expensed as incurred. The Company’s methodology for capitalization of internal construction labor and internal and contracted third party installation costs (including materials) utilizes standard costing models based on actual costs. Materials and external labor costs associated with construction activities are capitalized based on amounts invoiced to the Company by third parties.

The Company captures data from its billing, customer care and engineering records to determine the number of occurrences for each capitalizable activity, applies the appropriate standard and capitalizes the result on a monthly basis. Periodically, the Company reviews and adjusts, if necessary, the amount of costs capitalized utilizing the methodology described above, based on comparisons to actual costs incurred. Significant judgment is involved in the development of costing models and in the determination of the nature and amount of indirect costs to be capitalized.

Improvements that extend asset lives are capitalized and other repairs and maintenance expenditures are expensed as incurred.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3:  Summary of Significant Accounting Policies (Continued)

Subject to the change noted below for set-top boxes, depreciation is computed on the straight-line method using the following useful lives:

Classification	Useful Lives

Cable distribution systems:
Construction equipment	12 years
Cable plant	9 to 12 years
Set-top boxes, remotes and modems	3 to 5 years (see below)
Studio equipment	7 years
Advertising equipment	5 years
Tools and test equipment	5 years
Support equipment and buildings:
Buildings and improvements	10 to 20 years
Office furniture	10 years
Aircraft	10 years
Computer equipment	3 to 7 years
Office equipment	5 years
Vehicles	5 years

The Company periodically evaluates the useful lives of its property and equipment. Effective January 1, 2004, the Company changed the useful life used to calculate the depreciation of standard definition digital set-top boxes from five years to four years due to the introduction of advanced digital set-top boxes which provide high definition television (“HDTV”) and digital video recording capabilities, and the expected migration of new and existing customers to these advanced digital set-top boxes. In addition, consumer electronics manufacturers continue to include advanced technology necessary to receive digital and HDTV signals within television sets, which the Company expects to further contribute to the reduction in the useful life of its set-top boxes. The impact of this change in useful life on the Company’s operating results for the year ended December 31, 2004 was an $111,849,000 increase to the Company’s net loss and a $0.44 increase to the Company’s net loss per common share.

The useful lives used to depreciate cable plant that is undergoing rebuilds are adjusted such that property and equipment to be retired will be fully depreciated by the time the rebuild is completed. In addition, the useful lives assigned to property and equipment of acquired companies are based on the expected remaining useful lives of such acquired property and equipment. Upon the sale of cable systems, the related cost and accumulated depreciation is removed from the respective accounts and any resulting gain or loss is reflected in earnings.

Intangible Assets

Franchise rights represent the value attributed to agreements with local authorities that allow access to homes in cable service areas acquired in connection with a business combination. Pursuant to SFAS No. 142, the Company does not amortize acquired franchise rights as the Company has determined that such rights have an indefinite life. Costs to extend and maintain the Company’s franchise rights are expensed as incurred.

Goodwill represents the excess of the acquisition cost of an acquired entity over the fair value of the identifiable net assets acquired. Pursuant to SFAS No. 142, the Company does not amortize goodwill.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3:  Summary of Significant Accounting Policies (Continued)

Following is a reconciliation of the changes in the carrying amount of goodwill for the indicated periods (amounts in thousands):

		Corporate
	Cable	and Other	Total

Balance at January 1, 2004	$1,508,029	$3,846	$1,511,875
Consolidation of Rigas Co-Borrowing Entities (Note 5)	116,844	—	116,844
Other	—	(200)	(200)

Balance at December 31, 2004	1,624,873	3,646	1,628,519
Acquisition of remaining interests in Tele-Media JV Entities	9,761	—	9,761
Sale of security monitoring businesses	—	(3,646)	(3,646)
Other	(249)	—	(249)

Balance at December 31, 2005	$1,634,385	$—	$1,634,385

Customer relationships represent the value attributed to customer relationships acquired in business combinations and are amortized over a 10-year period. Beginning in 2004, the Company began amortizing its customer relationships using the double declining balance method. The application of the new amortization method to customer relationships acquired prior to 2004 resulted in an additional charge of $262,847,000 which has been reflected as a cumulative effect of a change in accounting principle in the accompanying consolidated statements of operations. The proforma amounts shown in the consolidated statements of operations have been adjusted for the effect of retroactive application on amortization, changes in impairment of long-lived assets and minority’s interest in loss of subsidiary which would have been made had the new method been in effect. Amortization of customer relationships and other aggregated $117,305,000, $145,357,000 and $157,019,000 during 2005, 2004 and 2003, respectively. Based solely on the Company’s current amortizable intangible assets, the Company expects that amortization expense of amortizable intangible assets will be approximately $107,000,000, $104,000,000, $101,000,000, $83,000,000 and $34,000,000 during 2006, 2007, 2008, 2009 and 2010, respectively. The details of customer relationships and other are set forth below for the indicated periods (amounts in thousands):

	December 31,
	2005	2004

Gross carrying value	$1,641,146	$1,674,138
Accumulated amortization	(1,186,540)	(1,094,222)

Customer relationships and other, net	$454,606	$579,916

Impairment of Long-Lived Assets

Pursuant to SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), the Company evaluates property and equipment and amortizable intangible assets for impairment whenever current events and circumstances indicate the carrying amounts may not be recoverable. If the carrying amount is greater than the expected future undiscounted cash flows to be generated, the Company recognizes an impairment loss equal to the excess, if any, of the carrying value over the fair value of the asset. The Company generally measures fair value based upon the present value of estimated future net cash flows of an asset group over its remaining useful life. The Company utilizes an independent third party valuation firm to assist in the determination of fair value for the cable assets. With respect to long-lived assets associated with cable systems, the Company groups systems at a level which represents the lowest level of cash flows that are largely independent of other assets and liabilities. The

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3:  Summary of Significant Accounting Policies (Continued)

Company’s asset groups under this methodology consist of seven major metropolitan markets and numerous other asset groups in the Company’s geographically dispersed operations.

Pursuant to SFAS No. 142, the Company evaluates its goodwill and franchise rights for impairment, at least annually on July 1, and whenever other facts and circumstances indicate that the carrying amounts of goodwill and franchise rights may not be recoverable. The Company evaluates the recoverability of the carrying amount of goodwill at its operating regions. These operating regions make up the Company’s cable operating segment determined pursuant to SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, as further discussed in Note 15. For purposes of this evaluation, the Company compares the fair value of the assets of each of the Company’s operating regions to their respective carrying amounts. The Company estimates the fair value of its goodwill and franchise rights primarily based on discounted cash flows, current market transactions and industry trends. If the carrying value of an operating region were to exceed its fair value, the Company would then compare the implied fair value of the operating region’s goodwill to its carrying amount, and any excess of the carrying amount over the fair value would be charged to operations as an impairment loss. The fair value of goodwill represents the excess of the operating region’s fair value over the fair value of its identifiable net assets. The Company evaluates the recoverability of the carrying amount of its franchise rights based on the same asset groupings used to evaluate its long-lived assets under SFAS No. 144 because the franchise rights are inseparable from the other assets in the asset group. These groupings are consistent with the guidance in Emerging Issues Task Force (“EITF”) Issue No. 02-7, Unit of Measure for Testing Impairment of Indefinite-Lived Intangible Assets. Any excess of the carrying value over the fair value for franchise rights is charged to operations as an impairment loss.

The evaluation of long-lived assets for impairment requires a high degree of judgment and involves the use of significant estimates and assumptions. For additional information, see Note 9.

Internal-Use Software

The Company capitalizes certain direct development costs associated with internal-use software, including external direct costs of material and services, and payroll and related benefit costs for employees devoting time to the software projects. Such costs are amortized over an estimated useful life of three years, beginning when the assets are substantially ready for use. Amounts capitalized for internal-use software were $24,054,000, $22,502,000 and $14,882,000 during 2005, 2004 and 2003, respectively. Amortization of internal-use software costs was $23,959,000, $14,325,000 and $5,820,000 for 2005, 2004 and 2003, respectively. The net book value of internal-use software at December 31, 2005 and 2004 was $42,460,000 and $42,059,000, respectively. Internal-use software costs are included in other noncurrent assets, net in the accompanying consolidated balance sheets.

Deferred Financing Fees

In general, costs associated with the issuance and refinancing of debt are deferred and amortized to interest expense using the effective interest method over the term of the related debt agreement. However, in the case of deferred financing costs related to pre-petition debt obligations, amortization was terminated effective on the Petition Date and the unamortized amount at the Petition Date ($134,208,000) is included as an offset to liabilities subject to compromise at the Petition Date and at December 31, 2005 and 2004 as an adjustment of the net carrying value of the related pre-petition debt. At December 31, 2005 and 2004, deferred financing fees of $7,656,000 and $46,589,000, respectively, are included in other noncurrent assets, net in the accompanying consolidated balance sheets.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3:  Summary of Significant Accounting Policies (Continued)

Minority’s Interest

Recognition of minority’s interest share of losses of consolidated subsidiaries was limited to the amount of such minority’s allocable share of the common equity of those consolidated subsidiaries.

Foreign Currency Translation

Assets and liabilities of the Company’s cable operations in Brazil, where the functional currency is the local currency, are translated into U.S. dollars at the exchange rate as of the balance sheet date, and the related translation adjustments are recorded as a component of other comprehensive income (loss). Revenue and expenses are translated using average exchange rates prevailing during the period.

Transactions with the Rigas Family and Rigas Family Entities

As discussed in Note 5, effective January 1, 2004, the Company began consolidating the Rigas Co-Borrowing Entities. In addition to the Rigas Co-Borrowing Entities, the Company had significant involvement, directly or indirectly, with the Rigas Family and Other Rigas Entities prior to the Petition Date. The following is a discussion of the Company’s significant accounting policies related to transactions with the Rigas Family and Rigas Family Entities. On April 25, 2005, Adelphia and the Rigas Family entered into an agreement to settle Adelphia’s lawsuit against the Rigas Family. For additional information, see Note 16.

The Company continues to fund the cash needs for the payment of interest on co-borrowing debt for the Rigas Co-Borrowing Entities. Generally, amounts funded to or on behalf of the Rigas Family and Rigas Family Entities were recorded by the Company as advances to those entities. Effective January 1, 2004, advances to the Rigas Co-Borrowing Entities are eliminated in consolidation. Advances to the Rigas Family and Other Rigas Entities are included as amounts due from the Rigas Family and Other Rigas Entities, net in the accompanying consolidated balance sheet as of December 31, 2004. No amounts have been funded on behalf of the Rigas Family and Other Rigas Entities since 2002.

Amounts due from the Rigas Family and Other Rigas Entities, net was presented as an addition to stockholders’ deficit in the accompanying December 31, 2004 consolidated balance sheet because: (i) approximately half of the advances were used by those entities to acquire Adelphia securities; (ii) these advances occurred frequently; (iii) there were no definitive debt instruments that specified repayment terms or interest rates; and (iv) there was no demonstrated repayment history.

Prior to the Forfeiture Order, where a contractual agreement or similar arrangement existed for management services to the Managed Cable Entities, the fees charged were based on the contractually specified terms. Such management agreements generally provided for a management fee based on a percentage of revenue plus reimbursements for expenses incurred by the Company on behalf of the Managed Cable Entities. In the absence of such agreements and following the Forfeiture Order, the fees charged by the Company to the Managed Cable Entities are based on the actual costs incurred by the Company. Such charges are generally based on the Managed Cable Entities’ share of revenue or subscribers, as appropriate. Management believes that the amounts charged to the Managed Cable Entities and reflected in the accompanying consolidated statements of operations with respect to management fees are reasonable. Amounts charged subsequent to January 1, 2004 have been eliminated in consolidation. All other transactions prior to January 1, 2004 between the Company and the Rigas Family Entities have been reflected in the Company’s consolidated financial statements based on the actual cost of the related goods or services.

The Company followed the principles outlined in SFAS No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairments of a Loan—Income Recognition and

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3:  Summary of Significant Accounting Policies (Continued)

Disclosures, to determine impairment of advances to the Rigas Family and Other Rigas Entities prior to the Forfeiture Order and to establish its policies related to both the determination of impairment of advances to the Rigas Co-Borrowing Entities and the recognition of interest due from them for periods prior to January 1, 2004. The Company evaluated impairment of amounts due from the Rigas Family and Rigas Family Entities quarterly and whenever other facts and circumstances indicated the carrying value may have been impaired, on an entity-by-entity basis, which considers the legal structure of each entity to which advances were made. The Company was unable to evaluate impairment based on the present value of expected future cash flows from repayment because the advances generally did not have supporting loan documents, interest rates, repayment terms or history of repayment. The Company considered such advances as collateral-backed loans and measured the expected repayments based on the estimated fair value of the underlying assets of each respective entity at the balance sheet dates. The evaluation was based on an orderly liquidation of the underlying assets and did not apply current changes in circumstances to prior periods. For example, the most significant impairment recognition occurred when the Debtors filed for bankruptcy protection in June 2002 due to the dramatic effect that the filing had on the value of the underlying assets available for repayment of the advances. No increases in underlying asset values were recognized following bankruptcy.

Revenue Recognition

Revenue from video and HSI service is recognized as services are provided. Credit risk is managed by disconnecting services to customers whose accounts are delinquent for a specified number of days. Consistent with SFAS No. 51, installation revenue obtained from the connection of subscribers to the cable system is recognized in the period installation services are provided to the extent of related direct selling costs. Any remaining amount is deferred and recognized over the estimated average period that customers are expected to remain connected to the cable system. Installation revenue was less than related direct selling costs for all periods presented. The Company classifies fees collected from cable subscribers for reimbursement of fees paid to local franchise authorities as a component of service revenue because the Company is the primary obligor to the local franchise authority. Revenue from advertising sales associated with the Company’s media services business is recognized as the advertising is aired. Certain fees and commissions related to advertising sales are recognized as costs and expenses in the accompanying consolidated financial statements.

Programming Launch Fees and Incentives

From time to time, the Company enters into binding agreements with programming networks whereby the Company is to receive cash, warrants to purchase common stock or other consideration in exchange for launch, channel placement or other considerations with respect to the carriage of programming services on the Company’s cable systems. Amounts received or to be received under such arrangements are recorded as deferred revenue and amortized, generally on a straight-line basis, over the contract term, provided that it is probable that the Company will satisfy the carriage obligations and that the amounts to be received are reasonably estimable. Where it is not probable that the Company will satisfy the carriage obligations, or where the amounts to be received are not estimable, recognition is deferred until the specific carriage obligations are met and the consideration to be received is reasonably estimable. The amounts recognized under these arrangements generally are reflected as reductions of costs and expenses. However, amounts recognized with respect to payments received from shopping and other programming networks for which the Company does not pay license fees and consideration received in connection with interactive services are reflected as revenue. At the time that the Company’s launch, carriage or other obligations are terminated, any remaining deferred revenue associated with such terminated obligations is recognized and included in other income (expense), net in the accompanying consolidated statements of operations.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3:  Summary of Significant Accounting Policies (Continued)

Advertising Costs

Advertising costs are expensed as incurred. The Company’s advertising expense was $114,673,000, $96,842,000 and $88,379,000 during 2005, 2004 and 2003, respectively.

Stock-Based Compensation

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB Opinion No. 25”), and related interpretations to account for the Company’s fixed plan stock options. Under this method, compensation expense for stock options or awards that are fixed is required to be recognized over the vesting period only if the current market price of the underlying stock exceeds the exercise price on the date of grant. All outstanding stock options became fully vested in February 2005. SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”), established accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, and has adopted the disclosure requirements of SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123 and by SFAS No. 123-R, Share-Based Payment. The following table illustrates the effects on net loss and loss per common share as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation (amounts in thousands, except per share amounts):

	Year ended December 31,
	2005	2004	2003

Net income (loss), as reported	$34,663	$(1,910,873)	$(832,612)
Compensation expense determined under fair value method, net of $0 taxes for all years	(13)	(167)	(1,077)

Pro forma net income (loss)	$34,650	$(1,911,040)	$(833,689)

Income (loss) per Class A common share:
Basic—as reported	$0.13	$(7.56)	$(3.31)

Diluted—as reported	$0.10	$(7.56)	$(3.31)

Basic—pro forma	$0.13	$(7.56)	$(3.31)

Diluted—pro forma	$0.10	$(7.56)	$(3.31)

Income (loss) per Class B common share:
Basic—as reported	$0.13	$(7.56)	$(3.31)

Diluted—as reported	$0.10	$(7.56)	$(3.31)

Basic—pro forma	$0.13	$(7.56)	$(3.31)

Diluted—pro forma	$0.10	$(7.56)	$(3.31)

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3:  Summary of Significant Accounting Policies (Continued)

The grant-date fair values underlying the foregoing calculations are based on the Black-Scholes option-pricing model. Adelphia has not granted stock options since 2001. With respect to stock options granted by Adelphia in 2001, the key assumptions used in the model for purpose of these calculations were as follows:

Risk-free interest rate	4.17%
Volatility	54.8%
Expected life (in years)	3.77
Dividend yield	0%

Income Taxes

The Company accounts for its income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In addition, deferred tax assets are also recorded with respect to net operating loss and other tax attribute carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when realization of the benefit of deferred tax assets is not deemed to be more likely than not. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings (Loss) per Common Share (“EPS”)

The Company uses the two-class method for computing basic and diluted EPS. Basic and diluted EPS for the Class A Common Stock and the Class B Common Stock was computed by allocating the income applicable to common stockholders to Class A common stockholders and Class B common stockholders as if all of the earnings for the period had been distributed. This allocation, and the calculation of the basic and diluted net income (loss) applicable to Class A common stockholders and Class B common stockholders, do not reflect any adjustment for interest on the convertible subordinated notes and do not reflect any declared or accumulated dividends on the convertible preferred stock, as neither has been recognized since the Petition Date. For the year ended December 31, 2005, income applicable to common stockholders for computing basic EPS of $30,860,000 and $3,220,000 has been allocated to the Class A Common Stock and Class B Common Stock, respectively, and income applicable to common stockholders for computing diluted EPS of $30,514,000 and $3,566,000 has been allocated to the Class A Common Stock and Class B Common Stock, respectively. Under the two-class method for computing basic and diluted EPS, losses have not been allocated to each class of common stock, as security holders are not obligated to fund such losses.

Diluted EPS of Class A and Class B Common Stock considers the potential impact of dilutive securities. For the year ended December 31, 2005, 144,992 of potential common shares subject to stock options have been excluded from the diluted EPS calculation as the option exercise price is greater than the average market price of the Class A Common Stock. For the years ended December 31, 2004 and 2003, the inclusion of potential common shares would have had an anti-dilutive effect. Accordingly, potential common shares of 87,072,964 and 87,082,474 have been excluded from the diluted EPS calculations in 2004 and 2003, respectively.

The potential common shares at December 31, 2005, 2004 and 2003 consist of Adelphia’s 5 1/2% Series D Convertible Preferred Stock (“Series D Preferred Stock”), 7 1/2% Series E Mandatory Convertible Preferred Stock (“Series E Preferred Stock”), 7 1/2% Series F Mandatory Convertible Preferred Stock (“Series F Preferred Stock”), 6% subordinated convertible notes, 3.25% subordinated convertible notes and stock options. As a result of the filing of the Debtors’ Chapter 11 Cases, Adelphia, as of the Petition Date, discontinued accruing dividends on all of its outstanding preferred stock and has excluded those dividends from the diluted EPS calculations. The debt

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3:  Summary of Significant Accounting Policies (Continued)

instruments are convertible into shares of Class A and Class B Common Stock. The preferred securities and stock options are convertible into Class A Common Stock. The basic and diluted weighted average shares outstanding used for EPS computations for the periods presented are as follows:

	Year ended December 31,
	2005	2004	2003

Basic weighted average shares of Class A Common Stock	228,692,414	228,692,414	228,692,273
Potential common shares:
Convertible preferred stock	45,924,486	—	—
Convertible subordinated notes	28,683,846	—	—

Diluted weighted average shares of Class A Common Stock	303,300,746	228,692,414	228,692,273

Basic weighted average shares of Class B Common Stock	25,055,365	25,055,365	25,055,365
Potential common shares:
Convertible subordinated notes	12,159,768	—	—

Diluted weighted average shares of Class B Common Stock	37,215,133	25,055,365	25,055,365

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Significant estimates are involved in the determination of: (i) asset impairments; (ii) the recorded provisions for contingent liabilities; (iii) the carrying amounts of liabilities subject to compromise; (iv) estimated useful lives of tangible and intangible assets; (v) internal costs capitalized in connection with construction and installation activities; (vi) the recorded amount of deferred tax assets and liabilities; (vii) the allowances provided for uncollectible amounts with respect to the amounts due from the Rigas Family and Rigas Family Entities and accounts receivable; (viii) the allocation of the purchase price in business combinations; and (ix) the fair value of derivative financial instruments. Actual amounts, particularly with respect to matters impacted by proceedings under Chapter 11, could vary significantly from such estimates.

Note 4:	Recent Accounting Pronouncements

In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143 (“FIN 47”), which addresses the financial accounting and reporting obligations associated with the conditional retirement of tangible long-lived assets and the associated asset retirement costs. FIN 47 requires that, when the obligation to perform an asset retirement activity is unconditional, and the timing and/or the method of settlement of the obligation is conditional on a future event, companies must recognize a liability for the fair value of the conditional asset retirement if the fair value of the liability can be reasonably estimated. The requirements of FIN 47 are effective for fiscal periods ending after December 15, 2005.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4:  Recent Accounting Pronouncements (Continued)

The Company has certain equipment, the disposal of which may be subject to environmental regulations. The Company’s asset retirement obligations associated with environmental regulations for the disposition of its equipment are not material. The Company also owns certain buildings containing asbestos whereby the Company is legally obligated to remediate the asbestos under certain circumstances, such as if the buildings undergo renovations or are demolished. The Company does not have sufficient information to estimate the fair value of its asset retirement obligation for asbestos remediation because the range of time over which the Company may settle the obligation is unknown and cannot be reasonably estimated.

In June 2005, the EITF reached a consensus on Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (“EITF 04-5”). EITF 04-5 provides guidance in assessing when a general partner controls and consolidates its investment in a limited partnership or similar entity. The general partner is assumed to control the limited partnership unless the limited partners have substantive kick-out or participating rights. The provisions of EITF 04-5 were required to be applied beginning June 30, 2005 for partnerships formed or modified subsequent to June 30, 2005, and are effective for general partners in all other limited partnerships beginning January 1, 2006. EITF 04-5 had no impact on the Company’s financial position or results of operation for the year ended December 31, 2005. The Company is currently evaluating the impact of the adoption of EITF 04-5 in 2006.

Note 5:	Variable Interest Entities

FIN 46-R requires variable interest entities, as defined by FIN 46-R, to be consolidated by the primary beneficiary if certain criteria are met. The Company concluded that the Rigas Co-Borrowing Entities are variable interest entities for which the Company is the primary beneficiary, as contemplated by FIN 46-R. Accordingly, effective January 1, 2004, the Company began consolidating the Rigas Co-Borrowing Entities on a prospective basis. The assets and liabilities of the Rigas Co-Borrowing Entities are included in the Company’s consolidated financial statements at the Rigas Family’s historical cost because these entities first became variable interest entities and Adelphia became the primary beneficiary when Adelphia and these entities were under the common control of the Rigas Family. As a result of the adoption of FIN 46-R, the Company recorded a $588,782,000 charge as a cumulative effect of a change in accounting principle as of January 1, 2004. The Company is reporting the operating results of the Rigas Co-Borrowing Entities in the “cable” segment. See Note 15 for further discussion of the Company’s business segments.

The April 2005 agreements entered into by the District Court in the SEC civil enforcement action (the “SEC Civil Action”), including: (i) the Non-Prosecution Agreement; (ii) the Adelphia-Rigas Settlement Agreement (defined in Note 16); (iii) the Government-Rigas Settlement Agreement (also defined in Note 16); and (iv) the final judgment as to Adelphia (collectively, the “Government Settlement Agreements”), provide, among other things, for the forfeiture of certain assets by the Rigas Family and Rigas Family Entities. Pursuant to the Forfeiture Order, all right, title and interest of the Rigas Family and Rigas Family Entities in the Rigas Co-Borrowing Entities (other than Coudersport and Bucktail), certain specified real estate and any securities of the Company were forfeited to the United States on or about June 8, 2005 and such assets and securities are expected to be conveyed to the Company (subject to completion of forfeiture proceedings before a federal judge to determine if there are any superior claims) in furtherance of the Non-Prosecution Agreement. See Note 16 for additional information.

As of June 8, 2005, the Company was no longer the primary beneficiary of Coudersport and Bucktail. Accordingly, the Company ceased to consolidate Coudersport and Bucktail under FIN 46-R and recorded a net charge of $12,964,000 in the accompanying consolidated statement of operations for the year ended December 31, 2005. Such charge is included as a component of the net benefit from the settlement with the Rigas Family (see Note 6).

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5:  Variable Interest Entities (Continued)

In addition to the Rigas Co-Borrowing Entities, the Rigas Family owned, prior to forfeiture to the United States on June 8, 2005, at least 16 additional entities in which the Company held a variable interest. The Company did not apply the provisions of FIN 46-R to the Other Rigas Entities because the Company did not have sufficient financial information to perform the required evaluations. As a result of the Government Settlement Agreements, as of June 8, 2005, the Company no longer held a variable interest in these entities.

In addition to the Rigas Family Entities, the Company performed an evaluation under FIN 46-R of other entities in which the Company has a financial interest. The Company concluded that no further adjustments to its consolidated financial statements were required as a result of these evaluations and the adoption of FIN 46-R.

The consolidation of the Rigas Co-Borrowing Entities resulted in the following impact to the Company’s consolidated financial statements for the indicated periods (amounts in thousands):

	Year ended December 31,
	2005	2004

Revenue	$203,551	$194,089
Operating income (loss)	$19,870	$(2,043)
Other income, net	$434,144	$1,091
Income (loss) from continuing operations before cumulative effects of accounting changes	$455,387	$(1,037)
Cumulative effects of accounting changes	$—	$(588,782)
Net income (loss) applicable to common stockholders	$455,387	$(589,819)

	December 31,
	2005	2004

Current assets	$3,383	$4,266
Noncurrent assets	$612,065	$642,110
Current liabilities	$15,602	$477,070
Noncurrent liabilities	$5,660	$6,617

Note 6:	Transactions with the Rigas Family and Rigas Family Entities

In addition to the Rigas Co-Borrowing Entities discussed in Note 5, prior to May 2002, the Company had significant involvement, directly or indirectly, with the Rigas Family and Other Rigas Entities. The following table shows the amounts due from the Rigas Family and Other Rigas Entities, net of the allowance for uncollectible amounts, at December 31, 2004 (amounts in thousands):

Amounts due from the Rigas Family and Other Rigas Entities before allowance for uncollectible amounts	$2,630,770
Allowance for uncollectible amounts	(2,602,027)

Amounts due from the Rigas Family and Other Rigas Entities, net	$28,743

For purposes of assessing collectibility, the Company considered the amounts due from the Rigas Family and Other Rigas Entities to be collateral-backed loans and used the estimated values of the underlying debt and equity securities of Adelphia, which were forfeited to the United States on or about June 8, 2005, to determine expected repayments. Amounts due from the Rigas Family and Other Rigas Entities, net was presented as an addition to stockholders’ deficit in the accompanying December 31, 2004 consolidated balance sheet because: (i) approximately half of the advances were used by those entities to acquire Adelphia securities; (ii) these advances occurred

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6:  Transactions with the Rigas Family and Rigas Family Entities (Continued)

frequently; (iii) there were no definitive debt instruments that specified repayment terms or interest rates; and (iv) there was no demonstrated repayment history.

In connection with the Government Settlement Agreements, all amounts owed between Adelphia (including the Rigas Co-Borrowing Entities) and the Rigas Family and Other Rigas Entities will not be collected or paid. As a result, in June 2005, the Company derecognized a $460,256,000 payable by the Rigas Co-Borrowing Entities to the Rigas Family and Other Rigas Entities. This liability, which was recorded by the Company in connection with the January 1, 2004 consolidation of the Rigas Co-Borrowing Entities, had no legal right of set-off against amounts due to the Rigas Co-Borrowing Entities from the Rigas Family and Other Rigas Entities.

Also, in connection with the Government Settlement Agreements, equity ownership of the Rigas Co-Borrowing Entities (other than Coudersport and Bucktail), debt and equity securities of the Company, and certain real estate were forfeited by the Rigas Family and the Rigas Family Entities and are expected to be conveyed to the Company (subject to completion of forfeiture proceedings before a federal judge to determine if there are any superior claims). In conjunction with the Forfeiture Order, the Company recorded the debt and equity securities and real estate at their fair value of $34,629,000. Additional impairment of $24,600,000 was recognized by the Company following the June 2005 forfeiture due to further decline in the fair value of the securities. Such impairment is included in other income (expense), net in the accompanying consolidated statement of operations for the year ended December 31, 2005. The adjusted fair value of the debt and equity securities and real estate of $10,029,000 has been reflected as a current asset in the accompanying consolidated balance sheet as of December 31, 2005. The Company has concluded that the equity interests it expects to receive in the Rigas Co-Borrowing Entities have nominal value as the liabilities of these entities significantly exceed the fair value of their assets. As discussed in Note 5, the assets and liabilities of the Rigas Co-Borrowing Entities have been included in the Company’s consolidated financial statements since January 1, 2004.

The Government Settlement Agreements also required the Company to pay the Rigas Family an additional $11,500,000 for legal defense costs, which was paid by the Company in June 2005. The Government Settlement Agreements release the Company from further obligation to provide funding for legal defense costs for the Rigas Family.

During 2004 and 2003, various stipulations and orders were approved by the Bankruptcy Court that caused the Managed Cable Entities to pay approximately $28,000,000 of legal defense costs on behalf of certain members of the Rigas Family. During the year ended December 31, 2004 and 2003, $17,000,000 and $11,000,000, respectively, of such defense costs have been included in investigation, re-audit and sale transaction costs in the accompanying consolidated statements of operations.

As of December 31, 2004, the Company had accrued $2,717,000 of severance for John J. Rigas pursuant to the terms of a May 23, 2002 agreement with John J. Rigas, Timothy J. Rigas, James P. Rigas and Michael J. Rigas. The Government Settlement Agreements release the Company from this severance obligation. Accordingly, the Company derecognized the severance accrual and recognized the benefit of $2,717,000 in June 2005.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6:  Transactions with the Rigas Family and Rigas Family Entities (Continued)

The Company recognized a net benefit from the settlement with the Rigas Family in June 2005 and has included such benefit in other income (expense), net in the consolidated statement of operations for the year ended December 31, 2005, as follows (amounts in thousands):

Derecognition of amounts due to the Rigas Family and Other Rigas Entities from the Rigas Co-Borrowing Entities	$460,256
Derecognition of amounts due from the Rigas Family and Other Rigas Entities, net*	(15,405)
Estimated fair value of debt and equity securities and real estate to be conveyed to the Company	34,629
Deconsolidation of Coudersport and Bucktail, net (Note 5)	(12,964)
Legal defense costs for the Rigas Family	(11,500)
Derecognition of severance accrual for John J. Rigas	2,717

Settlement with the Rigas Family, net	$457,733

*	Represents the December 31, 2004 amounts due from the Rigas Family and Other Rigas Entities of $28,743,000, less a provision for uncollectible amounts of $13,338,000 recognized by the Company for the period from January 1, 2005 through June 8, 2005 (date of the Forfeiture Order) due to a decline in the fair value of the underlying securities.

Impact of Transactions with the Rigas Family and Rigas Family Entities on Consolidated Statements of Operations

Transactions occurring on or after January 1, 2004 between the Company and the Rigas Co-Borrowing Entities are eliminated in consolidation. The effects of various transactions between the Company and the Rigas Family and Rigas Family Entities on certain line items included in the accompanying consolidated statement of operations for the year ended December 31, 2003 are summarized below (amounts in thousands):

Selling, general and administrative expenses:
Management fees and other costs charged by the Company to the Managed Cable Entities(a)	$(22,217)
Management fees and other costs charged by the Rigas Family and Other Rigas Entities to the Company(b)	975

Total included in selling, general and administrative expenses	$(21,242)

(a)	Management Fees and Other Costs Charged by the Company to the Managed Cable Entities. The Company provided management and administrative services, under written and unwritten enforceable agreements, to the Managed Cable Entities. The management fees actually paid by the Managed Cable Entities were generally limited by the terms of the applicable Co-Borrowing Facility. The amounts charged to the Managed Cable Entities pursuant to these arrangements were included in management fees and other charges to the Managed Cable Entities in the foregoing table and have been reflected as a reduction of selling, general and administrative expenses in the accompanying consolidated statement of operations for the year ended December 31, 2003. Effective January 1, 2004, these fees and cost allocations have been eliminated upon consolidation of the Rigas Co-Borrowing Entities.

(b)	Management Fees and Other Costs Charged by the Rigas Family and Other Rigas Entities to the Company. Certain Other Rigas Entities provided management services to the Company in exchange for consideration that may or may not have been equal to the fair value of such services during the year ended December 31, 2003.

Charges for services arose from Adelphia’s 99.5% limited partnership interest in Praxis Capital Ventures, L.P. (“Praxis”), a consolidated subsidiary of Adelphia. Praxis was primarily engaged in making private equity investments in the telecommunications market. The Rigas Family owns membership interests in both the Praxis general partner and the company that manages Praxis. The Praxis management company charged a management fee to Adelphia at an annual rate equal to 2% of the capital committed by Adelphia. Adelphia recorded an expense for management fees of $975,000 for the year ended December 31, 2003. During 2004 and 2003, the Company recorded reserves of $800,000 and $300,000, respectively, against the remaining carrying value of the Praxis investments.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6:  Transactions with the Rigas Family and Rigas Family Entities (Continued)

By order dated October 20, 2003, the Debtors rejected the Praxis partnership agreement under applicable bankruptcy law. Rejection may give rise to pre-bankruptcy unsecured damage claims that are included in liabilities subject to compromise at the amounts expected to be allowed. As of December 31, 2005 and 2004, the Company had accrued $1,300,000 in management fees due under the Praxis partnership agreement as a liability subject to compromise for the periods prior to rejection of the partnership agreement.

Other Transactions with the Rigas Family and Rigas Family Entities

Rigas Co-Borrowing Entities.  The Company performs all of the cash management functions for the Rigas Co-Borrowing Entities. As such, positive cash flows of the Rigas Co-Borrowing Entities are generally deposited into the Company’s cash accounts. Negative cash flows, which include the payment of interest on co-borrowing debt for the Rigas Co-Borrowing Entities, are generally deducted from the Company’s cash accounts. In addition, the personnel of the Rigas Co-Borrowing Entities are employees of the Company, and all of the cash operating expenses and capital expenditures of the Rigas Co-Borrowing Entities are paid by the Company on behalf of the Rigas Co-Borrowing Entities. Charges to the Rigas Co-Borrowing Entities for such expenditures are determined by reference to the terms of the applicable third party invoices or vendor agreements. Although this activity affects the amounts due from the Rigas Co-Borrowing Entities, prior to the consolidation of the Rigas Co-Borrowing Entities, the Company did not include any of these charges as related party transactions to be separately reported in its consolidated statements of operations. Effective January 1, 2004, such amounts are included in the Company’s consolidated statements of operations. The most significant of these expenditures incurred by the Company on behalf of the Rigas Co-Borrowing Entities during 2003 include third party programming charges, employee related charges and third party billing service charges which are shown in the following table (amounts in thousands):

Programming charges from third party vendors	$48,228
Employee related charges	20,543
Billing charges from third party vendors	3,009

$71,780

Century/ML Cable.  In connection with the December 13, 2001 settlement of a dispute, Adelphia, Century, Century/ML Cable, ML Media and Highland, entered into a Leveraged Recapitalization Agreement (the “Recap Agreement”) pursuant to which Century/ML Cable agreed to redeem ML Media’s 50% interest in Century/ML Cable (the “Redemption”) on or before September 30, 2002 for a purchase price between $275,000,000 and $279,800,000, depending on the timing of the Redemption, plus interest. Among other things, the Recap Agreement provided that: (i) Highland would arrange debt financing for the Redemption; (ii) Highland, Adelphia and Century would jointly and severally guarantee debt service on debt financing for the Redemption on and after the closing of the Redemption; and (iii) Highland and Century would own 60% and 40% interests, respectively, in the recapitalized Century/ML Cable. Under the terms of the Recap Agreement, Century’s 50% interest in Century/ML Cable was pledged to ML Media as collateral for Adelphia’s obligations. On or about December 18, 2001, Adelphia placed $10,000,000 on deposit on behalf of Highland as earnest funds for the transaction. During June of 2002, ML Media withdrew the $10,000,000 from escrow following the Bankruptcy Court’s approval of the release of these funds to ML Media. Simultaneously with the execution of the Recap Agreement, ML Media, Adelphia and certain of its subsidiaries entered into a stipulation of settlement, pursuant to which certain litigation between them was stayed pending the Redemption. By order dated September 17, 2003, Adelphia and Century rejected the Recap Agreement under applicable bankruptcy law. Adelphia has not accrued any liability for damage claims related to the rejection of the Recap Agreement. Adelphia and Century/ML Cable have challenged the Recap Agreement and the Redemption as unenforceable on fraudulent transfer and other grounds, and Adelphia, Century, Highland, Century/ML and ML Media are engaged in litigation regarding the enforceability of the Recap Agreement. In this regard, ML Media filed an amended complaint against Adelphia on July 3, 2002 in the Bankruptcy Court. On April 15, 2004, the Bankruptcy Court dismissed all counts of Adelphia’s challenge of the Recap Agreement except for its

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6:  Transactions with the Rigas Family and Rigas Family Entities (Continued)

allegation that ML Media aided and abetted a breach of fiduciary duties in connection with its execution. The court also allowed Century/ML Cable’s action to avoid the Recap Agreement as a fraudulent conveyance to proceed.

On June 3, 2005, Century entered into an interest acquisition agreement with ML Media, Century/ML Cable, Century-ML Cable Corporation (a subsidiary of Century/ML Cable) and San Juan Cable (the “IAA”) pursuant to which Century and ML Media agreed to sell their interests in Century/ML Cable for $520,000,000 (subject to potential purchase price adjustments as defined in the IAA) to San Juan Cable. On August 9, 2005, Century/ML Cable filed its plan of reorganization (the “Century/ML Plan”) and its related disclosure statement (the “Century/ML Disclosure Statement”) with the Bankruptcy Court. On August 18, 2005, the Bankruptcy Court approved the Century/ML Disclosure Statement. On September 7, 2005, the Bankruptcy Court confirmed the Century/ML Plan, which is designed to satisfy the conditions of the IAA with San Juan Cable and provides that all third party claims will either be paid in full or assumed by San Juan Cable under the terms set forth in the IAA. On October 31, 2005, the sale of Century/ML Cable to San Juan Cable was consummated (the “Century/ML Sale”) and the Century/ML Plan became effective. Neither the Century/ML Cable Sale nor the effectiveness of the Century/ML Plan resolves the pending litigation among Adelphia, Century, Highland, Century/ML Cable and ML Media. For additional information concerning this litigation, see Note 16. For additional information concerning the Century/ML Sale, see Note 8.

Note 7:	TelCove

Global Settlement Agreement

Telcove, Inc. (“Telcove”) owned, operated and managed entities that provided competitive local exchange carrier (“CLEC”) telecommunications services. On January 11, 2002, the Company completed a transaction whereby all of the shares of common stock of Telcove owned by Adelphia were distributed in the form of a dividend to holders of Class A Common Stock and Class B Common Stock. On February 21, 2004, the Debtors and TelCove executed a global settlement agreement (the “Global Settlement”) that resolved, among other things, certain claims put forth by both TelCove and Adelphia. The Global Settlement provided that, on the closing date, the Company would transfer to TelCove certain settlement consideration, including approximately $60,000,000 in cash plus an additional payment of up to $2,500,000 related to certain outstanding payables, as well as certain vehicles, real property and intellectual property licenses used in the operation of TelCove’s businesses. Additionally, the parties executed various annexes to the Global Settlement (collectively, the “Annex Agreements”) that provided, among other things, for: (i) a five-year business commitment to TelCove for telecommunication services by the Company; (ii) future use by TelCove of certain fiber capacity in assets owned by the Company; and (iii) the mutual release by the parties from any and all liabilities, claims and causes of action that either party had or may have had against the other party. Finally, the Global Settlement provided for the transfer by the Company to TelCove of certain CLEC systems (“CLEC Market Assets”) together with the various licenses, franchises and permits related to the operation and ownership of such assets. On March 23, 2004, the Bankruptcy Court approved the Global Settlement. The Company recorded a $97,902,000 liability during the fourth quarter of 2003 to provide for the Global Settlement. The Annex Agreements became effective in accordance with their terms on April 7, 2004.

On April 7, 2004, the Company paid $57,941,000 to TelCove, transferred the economic risks and benefits of the CLEC Market Assets to TelCove pursuant to the terms of the Global Settlement and entered into a management agreement which provided for the management of the CLEC Market Assets from April 7, 2004 through the date of transfer to TelCove.

On August 20, 2004, the Company paid TelCove an additional $2,464,000 pursuant to the Global Settlement in connection with the resolution and release of certain claims. On August 21, 2004, the CLEC Market Assets were transferred to TelCove.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7:  TelCove (Continued)

Discontinued CLEC Operations

As a result of the Global Settlement discussed above, the Company transferred the CLEC Market Assets together with the various licenses, franchises and permits related to the operation and ownership of such assets to TelCove. The Company has presented the CLEC Market Assets, including the cost of the Global Settlement, as discontinued operations in the accompanying consolidated financial statements. The following table presents the summarized results of operations of the CLEC Market Assets included in discontinued operations for the indicated periods (amounts in thousands):

	Year ended December 31,
	2004	2003

Revenue	$9,057	$37,026
Costs and expenses:
Direct operating and programming	7,074	33,431
Selling, general and administrative	828	2,354
Depreciation and amortization	1,271	10,465
Other	455	826

Total costs and expenses	9,628	47,076
Provision for cost of Global Settlement	—	97,902

Loss from discontinued operations	$(571)	$(107,952)

Note 8:	Investments in Equity Affiliates and Related Receivables

The Company has various investments accounted for under the equity method. The following table includes the Company’s percentage ownership interest and the carrying value of its investments and related receivables as of the indicated dates (dollars in thousands):

	Percentage
	ownership as of
	December 31,		December 31,
	2005	2004	2005	2004

Century/ML Cable	0%	50%	$—	$243,896
Other	various	various	6,937	8,341

Investments in equity affiliates and related receivables			$6,937	$252,237

The Company’s share of losses of its equity affiliates, including excess basis amortization and write-downs to reflect other-than-temporary declines in value, was $588,000, $7,926,000 and $2,826,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

Century/ML Cable

Century/ML Cable owned and operated cable systems located in Puerto Rico. Century/ML Cable was a joint venture between ML Media and Century. As both Century and ML Media had substantial participatory rights in the management of Century/ML Cable, the Company used the equity method to account for its investment in Century/ML Cable until September 30, 2002, when Century/ML Cable filed a voluntary petition to reorganize under Chapter 11 of the Bankruptcy Code. This bankruptcy proceeding is administered separately from that of the Debtors. Following the Chapter 11 filing, the Company suspended the use of the equity method and began to carry its investment in Century/ML Cable at cost. The Company evaluated its investment in Century/ML Cable for an

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8:  Investments in Equity Affiliates and Related Receivables (Continued)

other-than-temporary decline in fair value below the cost basis in accordance with its policy and concluded that the estimated fair value exceeded its cost basis.

On June 3, 2005, Century entered into the IAA, pursuant to which Century and ML Media agreed to sell their interests in Century/ML Cable for $520,000,000 (subject to potential purchase price adjustments as defined in the IAA) to San Juan Cable. On August 9, 2005, Century/ML Cable filed the Century/ML Plan and the related Century/ML Disclosure Statement with the Bankruptcy Court. On August 18, 2005, the Bankruptcy Court approved the Century/ML Disclosure Statement. On September 7, 2005, the Bankruptcy Court confirmed the Century/ML Plan, which is designed to satisfy the conditions of the IAA with San Juan Cable and provides that all third party claims will either be paid in full or assumed by San Juan Cable under the terms set forth in the IAA. On October 31, 2005, the Century/ML Sale was consummated and the Century/ML Plan became effective.

The preliminary purchase price paid by San Juan Cable in connection with the Century/ML Sale was approximately $519,000,000 plus a working capital adjustment of $82,735,000. The purchase price is subject to certain adjustments, including a review of the working capital adjustment, the Operating Cash Flow (as defined in the IAA) for the twelve months prior to the Century/ML Sale and the number of basic subscribers. In connection with the Century/ML Sale, $25,000,000 of the purchase price was deposited into an indemnity escrow account to indemnify San Juan Cable against any misrepresentation or breach of warranty, covenant or agreement by Century/ML Cable and $13,500,000 of the purchase price was deferred and is subject to offset to the extent of any additional tax liabilities owed by Century/ML Cable for periods prior to the Century/ML Sale. In addition, $35,626,000 of the purchase price was deposited into an account jointly held in the name of Century and ML Media to fund the obligations of Century/ML Cable that were not assumed by San Juan Cable (the “Century/ML Cable Account”). Century and ML Media have each received proceeds of $263,770,000 from the Century/ML Sale that were placed in escrow for the benefit of each party pending the resolution of the litigation among Adelphia, Century, Highland, Century/ML Cable and ML Media. Subsequent to the closing of the Century/ML Sale, Century and ML Media each received $5,000,000 of proceeds from the Century/ML Cable Account which were placed in their respective escrow accounts. ML Media may elect to receive a distribution of up to $70,000,000 from the proceeds of the Century/ML Sale. In the event that ML Media elects to receive a distribution, Century is entitled to receive a distribution of the same amount from its escrow. As of December 31, 2005, ML Media and Century had each received a distribution of $10,000,000 from their respective escrow accounts. The Company recognized a gain of $47,234,000 on the Century/ML Sale. Such gain is included in other income (expense), net in the accompanying consolidated statement of operations for the year ended December 31, 2005.

On January 14, 2006, Century and ML Media submitted an adjustment certificate to San Juan Cable seeking additional proceeds of $4,321,000. On February 13, 2006, Century and ML Media received a notice from San Juan Cable rejecting the adjustment certificate and requesting additional proceeds of $50,000,000 from Century and ML Media. The parties are in discussions regarding the various proposed adjustments. The Company does not believe that the resolution of this matter will have a material impact to the Company’s financial condition or results of operations.

The Company provided management, programming and record keeping services to Century/ML Cable through October 31, 2005. In connection with the December 2001 execution of the Recap Agreement among Century/ML Cable, ML Media and one of the Rigas Family Entities, the parties agreed to increase the management fees from 5% to 10% of Century/ML Cable’s revenue plus reimbursable expenses. In June 2003, the management fees charged to Century/ML Cable were reduced to 5% of Century/ML Cable’s revenue plus reimbursable expenses in connection with the Debtors’ rejection of the Recap Agreement. The Company has provided reserves against any management fees charged in excess of 5%. After deducting reserves, the net Century/ML Cable management fees included as a reduction of selling, general and administrative expenses in the Company’s accompanying statements of operations were $3,687,000, $4,200,000 and $4,053,000 during 2005, 2004 and 2003, respectively. At

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8:  Investments in Equity Affiliates and Related Receivables (Continued)

December 31, 2004, the Company had a $23,442,000 receivable from Century/ML Cable for management fees, programming costs and other amounts paid on behalf of Century/ML Cable which was included with the Company’s investment in Century/ML Cable in the foregoing table.

As further described in Note 16, ML Media and Adelphia are engaged in litigation regarding the Recap Agreement and other matters. Neither the Century/ML Sale nor the effectiveness of the Century/ML Plan resolves the pending litigation among Adelphia, Century, Highland, Century/ML Cable and ML Media.

Note 9:	Impairment of Long-Lived Assets

A summary of impairment charges for long-lived assets is set forth below (amounts in thousands):

	Year ended December 31,
	2005	2004	2003

Property and equipment(a)	$—	$—	$17,000
Intangible assets—Franchise rights(b)	23,063	83,349	641

Impairment of long-lived assets	$23,063	$83,349	$17,641

(a)  Property and Equipment

In light of the declining values associated with cable systems in Brazil, as evidenced by the sale of other Brazilian cable entities during 2003, the Company performed an evaluation of its Brazilian cable operations during 2003. As a result of this evaluation, the Company recorded an impairment charge to write-down the assets of this operation to their estimated fair market value.

(b)  Intangible Assets—Franchise Rights

Pursuant to SFAS No. 142, the Company, as a result of its annual impairment test, recorded additional impairments of $23,063,000, $83,349,000 and $641,000 in 2005, 2004 and 2003, respectively, related to franchise rights. These impairments were primarily driven by subscriber losses. No events occurred during 2005, 2004 or 2003 that would require additional impairment tests to be performed.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10:	Debt

The carrying value of the Company’s debt is summarized below for the indicated periods (amounts in thousands):

	December 31,
	2005	2004

Parent and subsidiary debt:
Secured:
Second Extended DIP Facility(a)	$851,352	$627,176
Capital lease obligations	17,546	39,657
Unsecured other subsidiary debt	286	912

Parent and subsidiary debt	$869,184	$667,745

Liabilities subject to compromise:
Parent debt—unsecured:(b)
Senior notes	$4,767,565	$4,767,565
Convertible subordinated notes(c)	1,992,022	1,992,022
Senior debentures	129,247	129,247
Pay-in-kind notes	31,847	31,847

Total parent debt	6,920,681	6,920,681

Subsidiary debt:
Secured:
Notes payable to banks	2,240,313	2,240,313
Unsecured:
Senior notes	1,105,538	1,105,538
Senior discount notes	342,830	342,830
Zero coupon senior discount notes	755,031	755,031
Senior subordinated notes	208,976	208,976
Other subsidiary debt	121,424	121,523

Total subsidiary debt	4,774,112	4,774,211

Deferred financing fees(d)	(134,208)	(134,208)

Parent and subsidiary debt before Co-Borrowing Facilities (Note 2)	$11,560,585	$11,560,684

Co-Borrowing Facilities(e) (Note 2)	$4,576,375	$4,576,375

DUE TO THE COMMENCEMENT OF THE CHAPTER 11 PROCEEDINGS AND THE COMPANY’S FAILURE TO COMPLY WITH CERTAIN FINANCIAL COVENANTS, THE COMPANY IS IN DEFAULT ON SUBSTANTIALLY ALL OF ITS PRE-PETITION DEBT OBLIGATIONS. EXCEPT AS OTHERWISE MAY BE DETERMINED BY THE BANKRUPTCY COURT, THE AUTOMATIC STAY PROTECTION AFFORDED BY THE CHAPTER 11 PROCEEDINGS PREVENTS ANY ACTION FROM BEING TAKEN AGAINST ANY OF THE DEBTORS WITH REGARD TO ANY OF THE DEFAULTS UNDER THE PRE-PETITION DEBT OBLIGATIONS. WITH THE EXCEPTION OF THE COMPANY’S CAPITAL LEASE OBLIGATIONS AND A PORTION OF OTHER SUBSIDIARY DEBT, ALL OF THE PRE-PETITION OBLIGATIONS ARE CLASSIFIED AS LIABILITIES SUBJECT TO COMPROMISE IN THE ACCOMPANYING CONSOLIDATED BALANCE SHEETS. FOR ADDITIONAL INFORMATION, SEE NOTE 2.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10:  Debt (Continued)

(a)  Second Extended Dip Facility

In connection with the Chapter 11 filings, Adelphia and certain of its subsidiaries (the “Loan Parties”) entered into the $1,500,000,000 DIP Facility. On May 10, 2004, the Loan Parties entered into the $1,000,000,000 First Extended DIP Facility, which superseded and replaced, in its entirety, the DIP Facility. On February 25, 2005, the Loan Parties entered into the $1,300,000,000 Second Extended DIP Facility, which superseded and replaced in its entirety the First Extended DIP Facility. The Second Extended DIP Facility was approved by the Bankruptcy Court on February 22, 2005 and closed on February 25, 2005.

The Second Extended DIP Facility was to mature upon the earlier of March 31, 2006 or the occurrence of certain other events, as described in the Second Extended DIP Facility. The Second Extended DIP Facility consisted of an $800,000,000 Tranche A Loan (including a $500,000,000 letter of credit subfacility) and a $500,000,000 Tranche B Loan. The proceeds from the borrowings under the Second Extended DIP Facility were permitted to be used for general corporate purposes and investments, as defined in the Second Extended DIP Facility. The Second Extended DIP Facility was secured with a first priority lien on all of the Loan Parties’ unencumbered assets, a priming first priority lien on all assets of the Loan Parties securing their pre-petition bank debt and a junior lien on all other assets of the Loan Parties. The applicable margin on loans extended under the Second Extended DIP Facility was 1.25% per annum (1.50% under the First Extended DIP Facility) in the case of Alternate Base Rate loans and 2.25% per annum (2.50% under the First Extended DIP Facility) in the case of Adjusted London interbank offered rate (“LIBOR”) loans. In addition, under the Second Extended DIP Facility, the commitment fee with respect to the unused portion of the Tranche A Loan was 0.50% per annum (a range of 0.50% to 0.75%, depending upon the unused balance of the Tranche A Loan under the First Extended DIP Facility).

In connection with the closing of the Second Extended DIP Facility, on February 25, 2005, the Loan Parties borrowed an aggregate of $578,000,000 thereunder, and used all such proceeds and a portion of available cash and cash equivalents to repay all of the indebtedness outstanding under the First Extended DIP Facility, including accrued and unpaid interest and certain fees and expenses. In addition, all of the participations in the letters of credit outstanding under the First Extended DIP Facility were transferred to certain lenders under the Second Extended DIP Facility.

The terms of the Second Extended DIP Facility contained certain restrictive covenants, which included limitations on the ability of the Loan Parties to: (i) incur additional guarantees, liens and indebtedness; (ii) sell or otherwise dispose of certain assets; and (iii) pay dividends or make other distributions or payments with respect to any shares of capital stock, subject to certain exceptions set forth in the Second Extended DIP Facility. The Second Extended DIP Facility also required compliance with certain financial covenants with respect to operating results and capital expenditures.

From time to time, the Loan Parties and the DIP lenders entered into certain amendments to the terms of the Second Extended DIP Facility. In addition, from time to time, the Company received waivers to prevent or cure certain defaults under the Second Extended DIP Facility. These waivers and amendments were effective through the maturity date of the Second Extended DIP Facility.

On March 9, 2005 and December 30, 2005, certain Loan Parties cash collateralized certain letters of credit outstanding under the Second Extended DIP Facility in connection with the consummation of certain asset sales. On May 27, 2005 and July 6, 2005, certain Loan Parties made mandatory prepayments of principal on the Second Extended DIP Facility in connection with the consummation of certain asset sales. As a result, the total commitment of the entire Second Extended DIP Facility was reduced to $1,271,220,000, with the total commitment of the Tranche A Loan being reduced to $771,888,000. As of December 31, 2005, $352,020,000 under the Tranche A Loan has been drawn and letters of credit totaling $81,605,000 have been issued under the Tranche A Loan, leaving

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10:  Debt (Continued)

availability of $338,263,000 under the Tranche A Loan. Furthermore, as of December 31, 2005, the entire $499,332,000 under the Tranche B Loan has been drawn.

Third Extended DIP Facility

On March 17, 2006, the Loan Parties entered into the $1,300,000,000 Third Extended DIP Facility, which supersedes and replaces in its entirety the Second Extended DIP Facility. The Third Extended DIP Facility was approved by the Bankruptcy Court on March 16, 2006, and closed on March 17, 2006. Except as set forth below, the material terms and conditions of the Third Extended DIP Facility are substantially identical to the material terms and conditions of the Second Extended DIP Facility, including the covenants and collateral securing the Third Extended DIP Facility.

The Third Extended DIP Facility generally matures upon the earlier of August 7, 2006 or the occurrence of certain other events, as described in the Third Extended DIP Facility. The Third Extended DIP Facility is comprised of an $800,000,000 Tranche A Loan (including a $500,000,000 letter of credit subfacility) and a $500,000,000 Tranche B Loan. The proceeds from borrowings under the Third Extended DIP Facility are permitted to be used for general corporate purposes and investments, as defined in the Third Extended DIP Facility. The Third Extended DIP Facility is secured with a first priority lien on all of the Loan Parties’ unencumbered assets, a priming first priority lien on all assets of the Loan Parties securing their pre-petition bank debt and a junior lien on all other assets of the Loan Parties. The applicable margin on loans extended under the Third Extended DIP Facility was reduced (when compared to the Second Extended DIP Facility) to 1.00% per annum in the case of Alternate Base Rate loans and 2.00% per annum in the case of Adjusted LIBOR rate loans, and the commitment fee with respect to the unused portion of the Tranche A Loan is 0.50% per annum (which is the same fee that was charged under the Second Extended DIP Facility).

In connection with the closing of the Third Extended DIP Facility, on March 17, 2006, the Loan Parties borrowed an aggregate of $916,000,000 thereunder, and used all such proceeds and a portion of available cash and cash equivalents to repay all of the indebtedness, including accrued and unpaid interest and certain fees and expenses, outstanding under the Second Extended DIP Facility. In addition, all of the participations in the letters of credit outstanding under the Second Extended DIP Facility were transferred to certain lenders under the Third Extended DIP Facility.

(b)  Parent Debt

All debt of Adelphia is structurally subordinated to the debt of its subsidiaries such that the assets of an indebted subsidiary are used to satisfy the applicable subsidiary debt before being applied to the payment of parent debt.

(c)  Convertible Subordinated Notes

The convertible subordinated notes include: (i) $1,029,876,000 aggregate principal amount of 6% convertible subordinated notes; (ii) $975,000,000 aggregate principal amount of 3.25% convertible subordinated notes; and (iii) unamortized discounts aggregating $12,854,000. Prior to the Forfeiture Order, the Other Rigas Entities held $167,376,000 aggregate principal amount of the 6% notes and $400,000,000 aggregate principal amount of the 3.25% notes. The terms of the 6% notes and 3.25% notes provide for the conversion of such notes into Class A Common Stock (Class B Common Stock in the case of notes held by the Other Rigas Entities) at the option of the holder any time prior to maturity at an initial conversion price of $55.49 per share and $43.76 per share, respectively.

Pursuant to the Forfeiture Order, all right, title and interest of the Rigas Family and Rigas Family Entities in any securities of the Company were forfeited to the United States on or about June 8, 2005, and such securities are

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10:  Debt (Continued)

expected to be conveyed to the Company (subject to completion of forfeiture proceedings before a federal judge to determine if there are any superior claims) in furtherance of the Non-Prosecution Agreement. The Company will recognize the benefits of such conveyance when it occurs. For additional information, see Note 16.

(d)  Deferred Financing Fees

Pursuant to the requirements of SOP 90-7, deferred financing fees related to pre-petition debt have been included in liabilities subject to compromise as an adjustment of the net carrying value of the related pre-petition debt and are no longer being amortized. Amortization of deferred financing fees related to pre-petition debt obligations was terminated effective on the Petition Date.

(e)  Co-Borrowing Facilities

The Co-Borrowing Facilities represent the aggregate amount outstanding pursuant to three separate Co-Borrowing Facilities dated May 6, 1999, April 14, 2000 and September 28, 2001. Each co-borrower is jointly and severally liable for the entire amount of the indebtedness under the applicable Co-Borrowing Facility regardless of whether that co-borrower actually borrowed that amount under such Co-Borrowing Facility. All amounts outstanding under Co-Borrowing Facilities at December 31, 2005 and December 31, 2004 represent pre-petition liabilities that have been classified as liabilities subject to compromise in the accompanying consolidated balance sheets. Collection of amounts outstanding under the Co-Borrowing Facilities from the Rigas Co-Borrowing Entities has not been stayed and actions may be taken to collect such borrowings from the Rigas Co-Borrowing Entities.

The table below sets forth amounts outstanding for the Co-Borrowing Facilities at December 31, 2005 and December 31, 2004 (amounts in thousands):

Co-Borrowing
Facilities

Attributable to Rigas Co-Borrowing Entities	$2,846,156
Attributable to non-Rigas Co-Borrowing Entities	1,730,219

Total included as debt of the Company	$4,576,375

Other Debt Matters

The fair value, as determined using third party quoted market prices or rates available for debt with similar terms and maturities, and weighted average interest rate of the Company’s debt, including the Company’s pre-petition debt, is summarized below as of the indicated periods (dollars in thousands):

	2005	2004	2003

Fair value	$12,965,446	$15,585,467	$14,611,503

Weighted average interest rate	8.33%	7.49%	7.02%

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10:  Debt (Continued)

The table below sets forth the contractual principal maturities, without consideration for default provisions, of the Company’s debt. Such maturities exclude net discounts of $311,326,000 and deferred financing fees of $134,208,000 (amounts in thousands):

2006 and prior years	$7,714,191
2007	$2,131,712
2008	$1,617,550
2009	$2,598,925
2010	$2,314,300
2011 and thereafter	$1,075,000

The foregoing maturities and interest rates include significant pre-petition obligations, which as discussed below, are stayed and any action taken with regard to defaults under the pre-petition debt obligations is prevented. Therefore, these commitments do not reflect actual cash outlays in future periods.

Interest Rate Derivative Agreements

At the Petition Date, all of the Company’s derivative financial instruments had been settled or have since been settled except for one fixed rate swap, one variable rate swap and one interest rate collar. As the settlement of the remaining derivative financial instruments will be determined by the Bankruptcy Court, the $3,486,000 fair value of the liability associated with the derivative financial instruments at the Petition Date has been classified as a liability subject to compromise in the accompanying consolidated balance sheets.

Note 11:	Redeemable Preferred Stock

13% Cumulative Exchangeable Preferred Stock

On July 7, 1997, Adelphia issued 1,500,000 shares of Series A 13% Cumulative Exchangeable Preferred Stock due July 15, 2009 (“Series A Preferred Stock”). The Series A Preferred Stock, which was exchanged in November 1997 for Series B 13% Cumulative Exchangeable Preferred Stock due July 15, 2009 (“Series B Preferred Stock”), had an aggregate liquidation preference of $150,000,000 on the date of issuance and was recorded net of issuance costs of $2,025,000. Upon exchange, the shares of Series A Preferred Stock were returned to their original status of authorized but unissued preferred stock. Dividends are payable semi-annually at 13% of the liquidation preference of the outstanding Series B Preferred Stock. Dividends are payable in cash with any accumulated unpaid dividends bearing interest at 13% per annum. The Series B Preferred Stock ranks junior in right of payment to all indebtedness of Adelphia. Adelphia has the right to redeem, at its option, all or a portion of the Series B Preferred Stock at redemption prices that begin at 106.5% of the liquidation preference thereof on July 15, 2002 and decline to 100% of the liquidation preference thereof on July 15, 2008. Adelphia is required to redeem all of the shares of the Series B Preferred Stock outstanding on July 15, 2009 at a redemption price equal to 100% of the liquidation preference thereof. Any redemption of the Series B Preferred Stock would require the payment, without duplication, of all accumulated and unpaid dividends and interest to the date of redemption. The Series B Preferred Stock provides for voting rights in certain circumstances and contains restrictions and limitations on: (i) dividends and certain other payments and investments; (ii) indebtedness; (iii) mergers and consolidations; and (iv) transactions with affiliates.

Adelphia may, at its option, on any dividend payment date, exchange in whole or in part (subject to certain restrictions), the then outstanding shares of Series B Preferred Stock for 13% Senior Subordinated Exchange Debentures due July 15, 2009 which have provisions consistent with the provisions of the preferred stock. As a result of the filing of the Debtor’s Chapter 11 Cases, the Company, as of the Petition Date, discontinued accruing dividends on all of its preferred stock issuances. For additional information, see Note 2. The Series B Preferred

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11:  Redeemable Preferred Stock (Continued)

Stock and the related accrued dividends are classified as a liability subject to compromise in the accompanying consolidated balance sheets.

Note 12:	Stockholders’ Deficit

Common Stock

The Certificate of Incorporation of Adelphia authorizes two classes of $0.01 par value common stock, Class A Common Stock and Class B Common Stock. Holders of Class A Common Stock and Class B Common Stock vote as a single class on all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes, except as described below with respect to the election of one director by the holders of Class A Common Stock, and as otherwise provided by law. In the annual election of directors, the holders of Class A Common Stock voting as a separate class are entitled to elect one of Adelphia’s directors. In addition, each share of Class B Common Stock is convertible into a share of Class A Common Stock at the option of the holder. In the event a cash dividend is paid, the holders of Class A Common Stock will be paid 105% of the amount payable per share for each share of Class B Common Stock. Upon liquidation, dissolution or winding up of Adelphia, the holders of Class A Common Stock are entitled to a preference of $1.00 per share and the amount of all unpaid declared dividends thereon from any funds available after satisfying the liquidation preferences of preferred securities, debt instruments and other senior claims on Adelphia’s assets. After such amount is paid, holders of Class B Common Stock are entitled to receive $1.00 per share and the amount of all unpaid declared dividends thereon. Any remaining amount would then be shared ratably by both classes. As of December 31, 2005, there were 74,635,728 shares of Class A Common Stock and 12,159,768 shares of Class B Common Stock reserved for issuance pursuant to conversion rights of certain of the Company’s debt and preferred stock instruments and exercise privileges under outstanding stock options. In addition, one share of Class A Common Stock is reserved for each share of Class B Common Stock.

Outstanding shares of common stock are as follows for the indicated periods:

	Class A	Class B
	Common Stock	Common Stock

Outstanding shares, January 1, 2003	228,692,239	25,055,365
Issuances	175	—

Outstanding shares, December 31, 2003	228,692,414	25,055,365

Outstanding shares, December 31, 2004	228,692,414	25,055,365

Outstanding shares, December 31, 2005	228,692,414	25,055,365

Preferred Stock

General.  Adelphia was authorized to issue 50,000,000 shares of $0.01 par value preferred stock at December 31, 2005, including: (i) 1,500,000 shares of Series A Preferred Stock, all of which were exchanged for Series B Preferred Stock in 1997; (ii) 1,500,000 shares of Series B Preferred Stock, all of which were issued and outstanding at December 31, 2005; (iii) 20,000 shares of 8 1/8% Series C Cumulative Convertible Preferred Stock (“Series C Preferred Stock”), none of which were outstanding at December 31, 2005; (iv) 2,875,000 shares of Series D Preferred Stock, all of which were issued and outstanding at December 31, 2005; (v) 15,800,000 shares of Series E Preferred Stock, 13,800,000 of which were issued and outstanding at December 31, 2005; and (vi) 23,000,000 shares of Series F Preferred Stock, all of which were issued and outstanding at December 31, 2005.

With respect to dividend distributions and distributions upon liquidation: (i) all series of Adelphia’s preferred stock rank junior to debt instruments and other claims on Adelphia’s assets; (ii) the Series B Preferred Stock ranks

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12:  Stockholders’ Deficit (Continued)

senior to the Series D Preferred Stock; (iii) the Series D Preferred Stock ranks senior to the Series E Preferred Stock and Series F Preferred Stock; (iv) the Series E Preferred Stock ranks equally with the Series F Preferred Stock; and (v) all series of preferred stock rank senior to the Class A Common Stock and Class B Common Stock. Although the certificate of designation relating to the Series D Preferred Stock indicates that the Series D Preferred Stock ranks equally with the Series B Preferred Stock, the Company has not been able to locate the consent that would have been required to have been obtained from the holders of the Series B Preferred Stock for this to be the case.

As a result of the filing of the Debtors’ Chapter 11 Cases, Adelphia, as of the Petition Date, discontinued accruing dividends on all of its outstanding preferred stock. Had the Debtors not filed voluntary petitions under Chapter 11, the total annual dividends that Adelphia would have accrued on all series of its preferred stock during each of 2005, 2004 and 2003 would have been $120,125,000.

The certificates of designation relating to the Series B Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock provide for voting rights in certain limited circumstances.

The terms of the Series B Preferred Stock are discussed in Note 11, and the terms of the Series D, Series E and Series F Preferred Stock are discussed below.

Series D Preferred Stock.  The Series D Preferred Stock accrues dividends at a rate of 5 1/2% per annum, has an aggregate liquidation preference of $575,000,000 and is convertible at any time into 7,059,546 shares of Class A Common Stock. The conversion ratio is subject to adjustment in certain circumstances.

Series E Preferred Stock.  The Series E Preferred Stock accrues dividends at a rate of 7 1/2% per annum, has an aggregate liquidation preference of $345,000,000, subject to adjustment, and is convertible at any time into shares of the Company’s Class A Common Stock at $25.37 per share or 13,598,700 shares. All outstanding shares of Series E Preferred Stock were scheduled to be converted into shares of Class A Common Stock on November 15, 2004, at the then applicable conversion ratio. The conversion ratio is based upon the prior 20-day average market price of the Company’s Class A Common Stock, subject to a minimum of 13,598,700 shares and a maximum of 16,046,500 shares at average market prices above $25.37 per share or below $21.50 per share, respectively. Adelphia has entered into several stipulations postponing, to the extent applicable, the conversion date of both the Series E Preferred Stock and the Series F Preferred Stock. As a result of the continuing impact of the June 2002 bankruptcy filing on the Company’s common stock price, the Company expects that the Series E Preferred Stock would convert into the maximum number of Class A Common Stock shares into which the Series E Preferred Stock may be converted, to the extent such conversion was not stayed by the commencement of the Chapter 11 Cases. Accordingly, the Company recognized a beneficial conversion feature of $2,553,500 based upon the expected $21.50 per share conversion price on its Series E Preferred Stock. Such deemed dividend has been allocated from the preferred stock carrying value to additional paid-in capital and has been accreted, on the interest method, through February 1, 2005. The accretion of the beneficial conversion feature was $77,000, $1,059,000, $960,000 in 2005, 2004 and 2003, respectively, and has been recorded as part of net loss applicable to common stockholders in the accompanying consolidated statements of operations.

Series F Preferred Stock.  On January 22, 2002, and in a related transaction on February 7, 2002, Adelphia issued 23,000,000 shares of Series F Preferred Stock with a liquidation preference of $575,000,000, subject to adjustment. The Series F Preferred Stock accrues dividends at a rate of 7 1/2% per annum and is convertible at any time into shares of the Company’s Class A Common Stock at $29.99 per share or 19,172,800 shares. All outstanding shares of Series F Preferred Stock were scheduled to be converted into shares of Class A Common Stock on February 1, 2005, at the then applicable conversion ratio. The conversion ratio is based upon the prior 20-day average market price of the Company’s Class A Common Stock, subject to a minimum of 19,172,800 shares and a maximum of 22,818,300 shares at average market prices above $29.99 per share or below $25.20 per share, respectively. Adelphia has entered into several stipulations postponing, to the extent applicable, the conversion date

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12:  Stockholders’ Deficit (Continued)

of both the Series E Preferred Stock and the Series F Preferred Stock. As a result of the continuing impact of the June 2002 bankruptcy filing on the Company’s common stock price, the Company expects that the Series F Preferred Stock would convert into the maximum number of Class A Common Stock shares into which the Series F Preferred Stock is convertible. Accordingly, the Company recognized a beneficial conversion feature of $16,866,000 based upon the expected $25.20 per share conversion price on its Series F Preferred Stock. Such deemed dividend has been allocated from the preferred stock carrying value to additional paid-in capital and is being accreted, on the interest method, through February 1, 2005. The accretion of the beneficial conversion feature was $506,000, $6,948,000 and $6,357,000 in 2005, 2004 and 2003, respectively, and has been recorded as part of net loss applicable to common stockholders in the accompanying consolidated statements of operations.

Note 13:	Stock Compensation and Employee Benefit Plans

1998 Adelphia Long-Term Incentive Compensation Plan

During October 1998, Adelphia adopted its 1998 Long-Term Incentive Compensation Plan (the “1998 Plan”). The 1998 Plan, which was approved by the Adelphia stockholders, provides for the granting of: (i) options which qualify as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code; (ii) options which do not so qualify; (iii) share awards (with or without restriction on vesting); (iv) stock appreciation rights; and (v) stock equivalent awards or phantom units. The number of shares of Class A Common Stock authorized for issuance under the 1998 Plan is 7,500,000. Options, awards and units may be granted under the 1998 Plan to directors, officers, employees and consultants of the Company. The 1998 Plan provides that incentive stock options must be granted with an exercise price of not less than the fair market value of the underlying Class A Common Stock on the date of grant. Options outstanding under the 1998 Plan may be exercised by paying the exercise price per share through various alternative settlement methods. Certain options granted under the 1998 Plan vested immediately and others vest over periods of up to four years. Generally, options were granted with a purchase price equal to the fair value of the shares to be purchased as of the date of grant and the options had a maximum term of ten years. Since 2001, no awards have been granted pursuant to the 1998 Plan and the Company does not intend to grant any new awards pursuant to the 1998 Plan.

The following table summarizes the Company’s stock option activity:

	2005		2004		2003
	Options	WAEP*	Options	WAEP*	Options	WAEP*

Options outstanding, beginning of year	304,646	$42.90	314,374	$42.83	696,663	$48.28
Exercised	—	—	—	—	—	—
Cancelled	(277,250)	43.30	(9,728)	40.51	(382,289)	52.77

Options outstanding, end of year	27,396	$38.89	304,646	$42.90	314,374	$42.83

Exercisable at end of year	27,396	$38.89	292,646	$42.85	278,587	$42.65

*	WAEP represents weighted average exercise price.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13:  Stock Compensation and Employee Benefit Plans (Continued)

The following table summarizes information about the Company’s outstanding stock options at December 31, 2005:

	Options outstanding and exercisable
		Weighted average
		remaining
	Number	contractual	WAEP*
Exercise price per share	of shares	life (years)	per share

$ 8.68	4,146	3.5	$8.68
44.25	23,250	5.1	44.25

	27,396	4.8	$38.89

*	WAEP represents weighted average exercise price.

401(k) Employee Savings Plan

The Company sponsors a tax-qualified retirement plan governed by Section 401(k) of the Internal Revenue Code, which provides that eligible full-time employees may contribute up to 25% of their pre-tax compensation subject to certain limitations. For 2003, the Company made matching contributions not exceeding the lesser of $750 or 1.5% of each participant’s pre-tax compensation. Effective January 1, 2004, the Company’s matching contribution was increased to 100% of the first 3% and 50% of the next 2% of each participant’s pre-tax compensation. The Company recognized expense of $13,940,000, $13,941,000 and $4,294,000 during 2005, 2004 and 2003, respectively related to these contributions.

Short-Term Incentive Plan

The Company maintains a short-term incentive plan (the “STIP”), which is a calendar-year program that provides for the payment of annual bonuses to certain employees of the Company based upon the satisfaction of qualitative and quantitative metrics, as approved by the Compensation Committee of the Board. In general, in addition to certain general/area managers, full-time employees with a title of director and above, including certain of the Company’s named executive officers, are eligible to participate in the STIP. For 2005, 2004 and 2003, approximately 320, 350 and 300 employees, respectively, participated in the STIP. Target awards under the STIP are based on a percentage of each participant’s base pay. Subject to the execution of a general release, in the event that an employee’s employment with the Company is terminated by the Company for any reason other than for cause (as determined by the plan administrator), such employee will be entitled to a pro rata portion paid at target of his or her STIP award for the year in which the termination occurs. The Company recognized expense of $12,291,000, $9,614,000 and $7,353,000 during 2005, 2004 and 2003, respectively, related to the STIP.

Performance Retention Plan

The Company maintains the amended and restated Performance Retention Plan (the “PRP”), which serves to replace equity-based long-term incentive plans previously maintained by the Company and to encourage key employees to remain with the Company by providing annual cash incentive awards based on the Company’s performance during a particular year. Adelphia’s CEO and COO do not participate in the PRP. Target awards range from 25% to 200% of a participant’s base salary, and the amount of each award is dependent on the Company’s achievement of certain financial targets. Initial awards vest in 36 monthly installments starting at the end of each month one year following the month in which the participant begins participation in the PRP. Subsequent awards vest in 36 monthly installments starting as of January 31 of the year immediately following the plan year in which the award was granted. The PRP provides that, in the event of a Change in Control (as defined in the PRP), all

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13:  Stock Compensation and Employee Benefit Plans (Continued)

awards (both vested and unvested) will be paid in cash on the date of such consummation of the Change in Control. Following a change in control, the unvested portion of all awards will be paid based on either the value established for each annual grant based on performance or 100% achievement of any unvalued grants. The Company recognized expense of $9,752,000, $6,499,000 and $2,323,000 during 2005, 2004 and 2003, respectively, related to the PRP.

Key Employee Retention Programs

On September 21, 2004, the Bankruptcy Court entered orders authorizing the Debtors to implement and adopt the Adelphia Communications Corporation Key Employee Continuity Program (as amended, the “Stay Plan”) and the Adelphia Communications Corporation Sale Bonus Program (as amended, the “Sale Plan”). On April 20, 2005, the Bankruptcy Court entered an order authorizing the Debtors to implement and adopt the Adelphia Communications Corporation Executive Vice President Continuity Program (the “EVP Stay Plan” and, together with the Stay Plan and the Sale Plan, the “Continuity Program”), and authorized the Executive Vice Presidents’ participation in the Sale Plan (the “EVP KERP Order”). The Continuity Program is designed to motivate certain employees (including our named executive officers, other than the CEO and COO) to remain with the Company.

With respect to the Continuity Program, in the event that a Change in Control (as defined in the EVP Stay Plan, the Stay Plan and the Sale Plan) occurs and all of the bonuses under the Continuity Program are paid, the total cost of the Continuity Program could be approximately $33,700,000 (including approximately $1,400,000 payable under the EVP Stay Plan, $9,400,000 paid under the Stay Plan during 2005, $19,900,000 payable under the Sale Plan (including $1,850,000 payable to certain Executive Vice Presidents under the Sale Plan pursuant to the EVP KERP Order) and a $3,000,000 pool from which the CEO of Adelphia may grant additional stay or sale bonuses, of which $761,000 was paid as stay bonuses during 2005).

EVP Stay Plan.  Subject to the terms of the EVP Stay Plan, certain employees of the Company with the title of Executive Vice President are participants in the EVP Stay Plan and are eligible to receive a cash payment in the form of a bonus if, subject to certain limited exceptions, the participants continue their active employment with the Company from the date such participants are notified in writing that they have been selected for coverage under the EVP Stay Plan until immediately prior to the date on which a Change in Control (as defined in the EVP Stay Plan) occurs. The CEO establishes the amount of each participant’s stay bonus, subject to the approval of the Compensation Committee of the Board. During the year ended December 31, 2005, the Company recognized expense of $1,026,000 related to the EVP Stay Plan.

Stay Plan.  Subject to the terms of the Stay Plan, certain employees of the Company (other than employees who participate in the EVP Stay Plan) received cash payments in 2005 in the form of bonuses for their continued active employment with the Company. The CEO establishes the amount of each participant’s stay bonus, subject to the approval of the Compensation Committee of the Board. The Company recognized expense of $6,891,000 and $3,302,000 during 2005 and 2004, respectively, related to the Stay Plan and additional stay bonuses.

Sale Plan.  Under the terms of the Sale Plan, certain employees of the Company may be eligible to receive cash payments in the form of a bonus if, subject to certain limited exceptions, the participants continue their active employment with the Company or its successors until, and following, a Change in Control (as defined in the Sale Plan). Generally, 50% of the bonus amount will be paid to eligible participants within 10 business days of the effective date of the Change in Control and the remaining 50% of the bonus amount will be paid to eligible participants upon a date that is within 10 business days of the six-month anniversary of such effective date. The CEO of Adelphia has selected the participants and has established the amount of each participant’s sale bonus, and the Compensation Committee has approved such amounts. During the year ended December 31, 2005, the Company recognized expense of $16,003,000 related to the Sale Plan and additional sale bonuses.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13:  Stock Compensation and Employee Benefit Plans (Continued)

Amended and Restated Severance Program

Certain employees of the Company are currently afforded severance benefits either pursuant to Adelphia’s existing severance plan, the Amended and Restated Adelphia Communications Corporation Severance Plan (the “Severance Plan”), or pursuant to an existing employment agreement with the Company (each an “Existing Employment Agreement”). Except for certain limited exceptions, all full-time employees of Adelphia and certain affiliates that do not have Existing Employment Agreements are covered by the Severance Plan, which provides for severance pay in the event of certain involuntary employment terminations without “Cause” (as defined in the Severance Plan). The severance benefits pursuant to the Severance Plan and the Existing Employment Agreements could cost the Company a maximum of $9,973,000, consisting of severance benefits, healthcare continuation and relocation reimbursement expenses), if each Director-level employee, vice president (“VP”) and senior vice president (“SVP”) were to be involuntarily separated from the Company and all eligible VPs and SVPs qualified for the maximum amount of relocation reimbursement. Adelphia’s CEO, COO and EVPs are not eligible to participate in the Severance Plan. During the year ended December 31, 2005, the Company recognized expense of $5,043,000 related to the Severance Plan.

Note 14:	Income Taxes

The Company files a consolidated federal income tax return with all of its 80%-or-more-owned subsidiaries. Consolidated subsidiaries in which the Company owns less than 80% each file a separate income tax return. The components of income tax (expense) benefit are as follows (amounts in thousands):

	Year ended December 31,
	2005	2004	2003

Current:
Federal	$1,346	$—	$—
State	6,316	8,796	8,468
Deferred:
Federal	(93,843)	(5,146)	(110,889)
State	(13,613)	(764)	(15,549)

Income tax (expense) benefit	$(99,794)	$2,886	$(117,970)

The income tax expense of certain of the Rigas Co-Borrowing Entities which are subject to income tax has been included above. All other Rigas Co-Borrowing Entities are flow-through entities for tax purposes and the items of income and expense are included in the taxable income of unrelated parties. Also, no deferred tax assets or liabilities are recorded for these entities.

Income tax (expense) benefit is attributed to the following (amounts in thousands):

	Year ended December 31,
	2005	2004	2003

Income (loss) from continuing operations before cumulative effects of accounting changes	$(100,349)	$2,843	$(117,378)
Other comprehensive income (loss)	555	43	(592)

Income tax (expense) benefit	$(99,794)	$2,886	$(117,970)

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14:  Income Taxes (Continued)

Significant components of the Company’s net deferred tax liability are as follows (amounts in thousands):

	December 31,
	2005	2004

Deferred tax liabilities:
Property and equipment	$(251,117)	$(433,035)
Intangible assets other than goodwill	(834,858)	(702,013)
Interest expense not accrued due to bankruptcy filing	(1,085,043)	(705,322)
Investments	—	(39,962)

	(2,171,018)	(1,880,332)

Deferred tax assets:
Net operating loss (“NOL”) carryforwards	4,458,634	4,187,286
Provision for uncollectible amounts due from the Rigas Family and Rigas Family Entities	896,917	891,174
Reorganization expenses due to bankruptcy	103,439	62,289
Deferred programming launch incentives	29,363	42,341
Goodwill with tax basis	321,007	356,562
Capital loss carryforward	—	54,660
Government settlement	245,747	247,361
Investments	19,139	—
Other	14,123	28,846

	6,088,369	5,870,519
Valuation allowance	(4,747,892)	(4,715,603)

	1,340,477	1,154,916

Net deferred tax liability	$(830,541)	$(725,416)

Current portion of net deferred tax liability	2,994	4,065
Noncurrent portion of net deferred tax liability	(833,535)	(729,481)

Net deferred tax liability	$(830,541)	$(725,416)

The net change in the valuation allowance for deferred tax assets is as follows (amounts in thousands):

	December 31,
	2005	2004	2003

Change in valuation allowance included in income tax expense	$(33,334)	$(438,602)	$(291,168)
Rigas Co-Borrowing Entities	1,045	(1,247)	—

Total change in valuation allowance	$(32,289)	$(439,849)	$(291,168)

Due to a lack of earnings history, current bankruptcy situation, and impairment charges recognized with respect to franchise costs and goodwill, the Company cannot rely on forecasts of future earnings as a means to realize its deferred tax assets. The Company has determined that it is more likely than not that it will not realize

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14:  Income Taxes (Continued)

certain deferred tax assets and, accordingly, has recorded valuation allowances associated with these deferred tax assets.

During 2004, the Company re-evaluated the impact on its valuation allowance due to the timing of its reversing temporary differences, including its policy of netting the effect of reversing temporary differences associated with customer relationship intangible assets with intangible assets that have indefinite lives. As a result of this evaluation, the Company changed the expectations for scheduling the expected reversal of its deferred tax liabilities associated with these intangible assets and included in its income tax benefit for 2004 a $166,000,000 reduction in the valuation allowances on deferred tax assets related to current expectations for the reversal of its deferred tax liabilities.

SFAS No. 109, Accounting for Income Taxes, requires that any valuation allowance established for an acquired entity’s deductible temporary differences at the date of acquisition that is subsequently recognized, first reduces goodwill and other noncurrent assets related to the acquisition and then reduces income tax expense. At December 31, 2005, the amount of the valuation allowance for which any tax benefits recognized in future periods will be allocated to reduce goodwill or other intangible assets of an acquired entity is $623,812,000.

The difference between the expected income tax (expense) benefit at the U.S. statutory federal income tax rate of 35% and the actual income tax (expense) benefit is as follows (amounts in thousands):

	Year ended December 31,
	2005	2004	2003

Expected income tax (expense) benefit at the statutory federal income tax rate	$(49,362)	$670,475	$246,948
Change in valuation allowance—federal	(96,411)	(371,196)	(287,998)
Change in valuation allowance—state	63,077	(67,406)	(3,170)
State tax (expense) benefit, net of federal (expense) benefit	(72,656)	72,394	(6,798)
Income attributable to Rigas Co-Borrowing Entities	158,792	572	—
Minority’s interest and share of losses of equity affiliates	(15,017)	(14,186)	(8,338)
Cumulative effect of accounting change due to new accounting pronouncement	—	(206,074)	—
Expiration of NOL	(83,333)	(79,942)	(61,678)
Foreign losses with no tax benefit	(4,787)	(2,089)	(2,003)
Other	(97)	338	5,067

Income tax (expense) benefit	$(99,794)	$2,886	$(117,970)

As of December 31, 2005, the Company had NOL carryforwards of approximately $11,600,000,000 and $7,905,000,000 for federal and state income tax purposes, respectively, expiring from 2006 to 2025. Consolidated subsidiaries in which the Company owns less than an 80% interest had NOL carryforwards of $89,000,000 for federal and state income tax purposes expiring from 2006 to 2024. These amounts are based on the income tax returns filed for 2004 and certain adjustments to be reflected in amended returns that are expected to be filed for the 2004 tax year and prior periods, plus 2005 tax losses. The Company expects to file amended federal and state income tax returns for 1999 through 2004. Such returns are subject to examination by federal and state taxing authorities, generally, for a period of three years after the NOL carryforward is utilized.

In the event the Debtors emerge from bankruptcy: (i) NOL carryforwards are expected to be reduced or completely eliminated by debt cancellation income that might result under the bankruptcy proceedings; (ii) other tax attributes, including the Company’s tax basis in its property and equipment, could be reduced; and (iii) a

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14:  Income Taxes (Continued)

statutory ownership change, as defined in Section 382 of the Internal Revenue Code, would occur upon issuance of new common stock to claimholders pursuant to any approved plan of reorganization. This ownership change may limit the annual usage of any remaining tax attributes that were generated prior to the change of ownership. The amount of the limitation will be determinable at the time of the ownership change.

The Company believes that adequate provision has been made for tax positions that may be challenged by taxing authorities. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the Company believes that the reserves reflect the probable outcome of known tax contingencies. Unfavorable settlement of any particular issue would require the use of cash. Favorable resolution could result in reduced income tax expense reported in the consolidated financial statements in the future. The tax reserves are presented in the balance sheet within other noncurrent liabilities. Certain tax reserve items may be settled through the bankruptcy process which could result in reduced income tax expense reported in the consolidated financial statements in the future.

The Company’s income tax (expense) benefit for the years ended December 31, 2005, 2004 and 2003 has been calculated assuming the Company will continue as a going concern and does not reflect the impact the Sale Transaction may have on the Company’s ability to utilize its NOL carryforwards or other tax attributes. If the Sale Transaction is consummated, a significant portion of the deferred tax assets will be realized and a significant portion of the valuation allowance will be released.

Note 15:	Segments

The Company’s only reportable operating segment is its “cable” segment. The cable segment includes the Company’s cable system operations (including consolidated subsidiaries, equity method investments and variable interest entities) that provide the distribution of analog and digital video programming and HSI services to customers for a monthly fee through a network of fiber optic and coaxial cables. This segment also includes the Company’s media services (advertising sales) business. Upon the adoption of FIN 46-R on January 1, 2004, the reportable cable segment also includes the operations of the Rigas Co-Borrowing Entities. See Note 5 for additional information. The reportable cable segment includes five operating regions that have been combined as one reportable segment, because all of such regions have similar economic characteristics. The Company identifies reportable segments as those consolidated segments that represent 10% or more of the combined revenue, net earnings or loss, or total assets of all of the Company’s operating segments as of and for the period ended on the most recent balance sheet date presented. Operating segments that do not meet this threshold are aggregated for segment reporting purposes within the “corporate and other” column.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15:  Segments (Continued)

Selected financial information concerning the Company’s current operating segments is presented below for the indicated periods (amounts in thousands):

		Corporate
	Cable	and other	Eliminations	Total

Operating and Capital Expenditure Data:
Year ended December 31, 2005:
Revenue	$4,353,068	$11,502	$—	$4,364,570
Operating income (loss)	347,119	(64,290)	—	282,829
Capital expenditures	(705,338)	(29,200)	—	(734,538)
Year ended December 31, 2004:
Revenue	$4,103,339	$40,049	$—	$4,143,388
Operating loss	(117,073)	(47,931)	—	(165,004)
Capital expenditures	(764,315)	(56,598)	—	(820,913)
Year ended December 31, 2003:
Revenue	$3,524,021	$44,996	$—	$3,569,017
Operating loss	(120,788)	(27,701)	—	(148,489)
Capital expenditures	(721,588)	(1,933)	—	(723,521)
Balance Sheet Information:
Total assets As of December 31, 2005	$12,562,225	$3,309,331	$(2,997,546)	$12,874,010
As of December 31, 2004	12,584,147	4,889,623	(4,375,582)	13,098,188

The Company did not derive more than 10% of its revenue from any one customer during 2005, 2004 or 2003. The Company’s long-lived assets related to its foreign operations were $6,517,000 and $6,394,000, as of December 31, 2005 and 2004, respectively. The Company’s revenue related to its foreign operations was $18,781,000, $13,412,000 and $10,159,000 during 2005, 2004 and 2003, respectively. The Company’s assets and revenue related to its foreign operations were not significant to the Company’s financial position or results of operations, respectively, during any of the periods presented.

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(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16:	Commitments and Contingencies

Commitments

Future minimum lease payments under noncancelable capital and operating leases as of December 31, 2005, are set forth below (amounts in thousands):

	Minimum Lease Commitments
Year ending December 31,	Capital	Operating

2006	$16,608	$20,118
2007	1,385	16,191
2008	—	13,532
2009	—	10,887
2010	—	7,885
Thereafter	—	30,493

Total minimum lease payments	$17,993	$99,106

Less:
Amount representing interest	(447)

Total	$17,546
Less current portion	$(17,546)

Noncurrent portion	$—

Subject to the approval of the Bankruptcy Court, the Company may reject pre-petition executory contracts and unexpired leases. As such, the Company expects that its liabilities pertaining to leases, and the related amounts, may change significantly in the future. In addition, it is expected that, in the normal course of business, expiring leases will be renewed or replaced by leases on other properties.

The Company rents office and studio space, tower sites, and space on utility poles under leases with terms which are generally one to five years. Rental expense for the indicated periods is set forth below (amounts in thousands):

Year ended December 31,

2005	$60,016
2004	$64,135
2003	$61,160

The Company’s cable systems are typically constructed and operated under the authority of nonexclusive permits or “franchises” granted by local and/or state governmental authorities. Franchises contain varying provisions relating to the construction and/or operation of cable systems, including, in certain cases, the imposition of requirements to rebuild or upgrade cable systems or to extend the cable network to new residential developments. The Company’s franchises also typically provide for periodic payments of fees of not more than 5% of gross revenue in the applicable franchise area to the governmental authority granting the franchise. Additionally, many franchises require payments to the franchising authority to fund the construction or improvement of facilities that are used to provide public, education and governmental (“PEG”) access channels. The Company’s minimum commitments under franchise agreements, including the estimated cost of fulfilling rebuild, upgrade and network extension commitments, and the fixed minimum amounts payable to franchise authorities for PEG access channels,

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16:	Contingencies (Continued)

are set forth in the following table. The amounts set forth in the table below do not include the variable franchise fee and PEG commitments that are described in the paragraph following this table (amounts in thousands):

Year ending December 31,

2006	$35,686
2007	$14,682
2008	$1,427
2009	$7,528
2010	$3,601
Thereafter	$6,717

As described above, the Company is also obligated to make variable payments to franchise authorities for franchise fees and PEG access channels that are dependent on the amount of revenue generated or the number of subscribers served within the applicable franchise area. Such variable payments aggregated $134,383,000, $130,073,000 and $114,725,000 during 2005, 2004 and 2003, respectively.

The Company pays programming and license fees under multi-year agreements with expiration dates ranging through 2015. The amounts paid under these agreements are typically based on per customer fees, which may escalate over the term of the agreements. In certain cases, such per customer fees are subject to volume or channel line-up discounts and other adjustments. The Company incurred total programming expenses of $1,166,156,000, $1,149,168,000 and $1,056,820,000 during 2005, 2004 and 2003, respectively.

Contingencies

Reorganization Expenses Due to Bankruptcy and Professional Fees

The Company is currently aware of certain success fees that potentially could be paid upon the Company’s emergence from bankruptcy to third party financial advisers retained by the Company and Committees in connection with the Chapter 11 Cases. Currently, these success fees are estimated to be between $6,500,000 and $19,950,000 in the aggregate. In addition, pursuant to their employment agreements, the CEO and the COO of the Company are eligible to receive equity awards of Adelphia stock with a minimum aggregate fair value of $17,000,000 upon the Debtors’ emergence from bankruptcy. Under the employment agreements, the value of such equity awards will be determined based on the average trading price of the post-emergence common stock of Adelphia during the 15 trading days immediately preceding the 90th day following the date of emergence. Pursuant to the employment agreements, these equity awards, which will be subject to vesting and trading restrictions, may be increased up to a maximum aggregate value of $25,500,000 at the discretion of the Board. As no plan of reorganization has been confirmed by the Bankruptcy Court, no accrual for such contingent payments or equity awards has been recorded in the accompanying consolidated financial statements.

Letters of Credit

The Company has issued standby letters of credit for the benefit of franchise authorities and other parties, most of which have been issued to an intermediary surety bonding company. All such letters of credit will expire no later than October 7, 2006. At December 31, 2005, the aggregate principal amount of letters of credit issued by the Company was $82,495,000, of which $81,605,000 was issued under the Second Extended DIP Facility and $890,000 was collateralized by cash. Letters of credit issued under the DIP facilities reduce the amount that may be borrowed under the DIP facilities.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16:	Contingencies (Continued)

Litigation Matters

General.  The Company follows SFAS No. 5, Accounting for Contingencies, in determining its accruals and disclosures with respect to loss contingencies. Accordingly, estimated losses from loss contingencies are accrued by a charge to income when information available indicates that it is probable that an asset had been impaired or a liability had been incurred and the amount of the loss can be reasonably estimated. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is reasonably possible that a loss may be incurred.

SEC Civil Action and DoJ Investigation.  On July 24, 2002, the SEC Civil Action was filed against Adelphia, certain members of the Rigas Family and others, alleging various securities fraud and improper books and records claims arising out of actions allegedly taken or directed by certain members of the Rigas Family who held all of the senior executive positions at Adelphia and constituted five of the nine members of Adelphia’s board of directors (none of whom remain with the Company).

On December 3, 2003, the SEC filed a proof of claim in the Chapter 11 Cases against Adelphia for, among other things, penalties, disgorgement and prejudgment interest in an unspecified amount. The staff of the SEC told the Company’s advisors that its asserted claims for disgorgement and civil penalties under various legal theories could amount to billions of dollars. On July 14, 2004, the Creditors’ Committee initiated an adversary proceeding seeking, in effect, to subordinate the SEC’s claims based on the SEC Civil Action.

On April 25, 2005, after extensive negotiations with the SEC and the U.S. Attorney, the Company entered into the Non-Prosecution Agreement pursuant to which the Company agreed, among other things: (i) to contribute $715,000,000 in value to a fund to be established and administered by the United States Attorney General and the SEC for the benefit of investors harmed by the activities of prior management (the “Restitution Fund”); (ii) to continue to cooperate with the U.S. Attorney until the later of April 25, 2007, or the date upon which all prosecutions arising out of the conduct described in the Rigas Criminal Action (as described below) and SEC Civil Action are final; and (iii) not to assert claims against the Rigas Family except for John J. Rigas, Timothy J. Rigas and Michael J. Rigas (together, the “Excluded Parties”), provided that Michael J. Rigas will cease to be an Excluded Party if all currently pending criminal proceedings against him are resolved without a felony conviction on a charge involving fraud or false statements (other than false statements to the U.S. Attorney or the SEC). On November 23, 2005, Michael J. Rigas pled guilty to a violation of Title 47, U.S. Code, Section 220(e) for making a false entry in a Company record, (in a form required to be filed with the SEC), and on March 3, 2006, was sentenced to two years of probation, including ten months of home confinement.

The Company’s contribution to the Restitution Fund will consist of stock, future proceeds of litigation and, assuming consummation of the Sale Transaction (or another sale generating cash of at least $10 billion), cash. In the event of a sale generating both stock and at least $10 billion in cash, as contemplated in the Sale Transaction, the components of the Company’s contribution to the Restitution Fund will consist of $600,000,000 in cash and stock (with at least $200,000,000 in cash) and 50% of the first $230,000,000 of future proceeds, if any, from certain litigation against third parties who injured the Company. If, however, the Sale Transaction (or another sale) is not consummated and instead the Company emerges from bankruptcy as an independent entity, the $600,000,000 payment by the Company will consist entirely of stock in the reorganized Adelphia. Unless extended on consent of the U.S. Attorney and the SEC, which consent may not be unreasonably withheld, the Company must make these payments on or before the earlier of: (i) October 15, 2006; (ii) 120 days after confirmation of a stand-alone plan of reorganization; or (iii) seven days after the first distribution of stock or cash to creditors under any plan of reorganization. The Company recorded charges of $425,000,000 and $175,000,000 during 2004 and 2002, respectively, related to the Non-Prosecution Agreement. The $425,000,000 charge is reflected in other income (expense), net in the accompanying consolidated statement of operations for the year ended December 31, 2004.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16:	Contingencies (Continued)

The U.S. Attorney agreed: (i) not to prosecute Adelphia or specified subsidiaries of Adelphia for any conduct (other than criminal tax violations) related to the Rigas Criminal Action (defined below) or the allegations contained in the SEC Civil Action; (ii) not to use information obtained through the Company’s cooperation with the U.S. Attorney to criminally prosecute the Company for tax violations; and (iii) to transfer to the Company all of the Rigas Co-Borrowing Entities forfeited by the Rigas Family and Rigas Family Entities, certain specified real estate forfeited by the Rigas Family and Rigas Family Entities and any securities of the Company that were directly or indirectly owned by the Rigas Family and Rigas Family Entities prior to forfeiture. The U.S. Attorney agreed with the Rigas Family not to require forfeiture of Coudersport and Bucktail (which together served approximately 5,000 subscribers (unaudited) as of the date of the Forfeiture Order). A condition precedent to the Company’s obligation to make the contribution to the Restitution Fund described in the preceding paragraph is the Company’s receipt of title to the Rigas Co-Borrowing Entities, certain specified real estate and any securities described above forfeited by the Rigas Family and Rigas Family Entities, free and clear of all liens, claims, encumbrances, or adverse interests. The forfeited Rigas Co-Borrowing Entities anticipated to be transferred to the Company (subject to completion of forfeiture proceedings before a federal judge to determine if there are any superior claims) represent the overwhelming majority of the Rigas Co-Borrowing Entities’ subscribers and value.

Also on April 25, 2005, the Company consented to the entry of a final judgment in the SEC Civil Action resolving the SEC’s claims against the Company. Pursuant to this agreement, the Company will be permanently enjoined from violating various provisions of the federal securities laws, and the SEC has agreed that if the Company makes the $715,000,000 contribution to the Restitution Fund, then the Company will not be required to pay disgorgement or a civil monetary penalty to satisfy the SEC’s claims.

Pursuant to letter agreements with TW NY and Comcast, the U.S. Attorney has agreed, notwithstanding any failure by the Company to comply with the Non-Prosecution Agreement, that it will not criminally prosecute any of the joint venture entities or their subsidiaries purchased from the Company by TW NY or Comcast pursuant to the Purchase Agreements. Under such letter agreements, each of TW NY and Comcast have agreed that following the closing of the Sale Transaction they will cooperate with the relevant governmental authorities’ requests for information about the Company’s operations, finances and corporate governance between 1997 and confirmation of the Plan. The sole and exclusive remedy against TW NY or Comcast for breach of any obligation in the letter agreements is a civil action for breach of contract seeking specific performance of such obligations. In addition, TW NY and Comcast entered into letter agreements with the SEC agreeing that upon and after the closing of the Sale Transaction, TW NY, Comcast and their respective affiliates (including the joint venture entities transferred pursuant to the Purchase Agreements) will not be subject to, or have any obligation under, the final judgment consented to by the Company in the SEC Civil Action.

The Non-Prosecution Agreement was subject to the approval of, and has been approved by, the Bankruptcy Court. Adelphia’s consent to the final judgment in the SEC Civil Action was subject to the approval of, and has been approved by, both the Bankruptcy Court and the District Court. Various parties have challenged and sought appellate review or reconsideration of the orders of the Bankruptcy Court approving these settlements. The District Court affirmed the Bankruptcy Court’s approval of the Non-Prosecution Agreement, Adelphia’s consent to the final judgment in the SEC Civil Action and the Adelphia-Rigas Settlement Agreement. On March 24, 2006, various parties appealed the District Court’s order affirming the Bankruptcy Court’s approval to the United States Court of Appeals for the Second Circuit (the “Second Circuit”). The order of the District Court approving Adelphia’s consent to the final judgment in the SEC Civil Action has not been appealed. The appeals of the District Court’s approval of the Government-Rigas Settlement Agreement (defined below) and the creation of the Restitution Fund have been denied by the Second Circuit.

Adelphia’s Lawsuit Against the Rigas Family.  On July 24, 2002, Adelphia filed a complaint in the Bankruptcy Court against John J. Rigas, Michael J. Rigas, Timothy J. Rigas, James P. Rigas, James Brown,

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16:	Contingencies (Continued)

Michael C. Mulcahey, Peter L. Venetis, Doris Rigas, Ellen Rigas Venetis and the Rigas Family Entities (the “Rigas Civil Action”). This action generally alleged the defendants misappropriated billions of dollars from the Company in breach of their fiduciary duties to Adelphia. On November 15, 2002, Adelphia filed an amended complaint against the defendants that expanded upon the facts alleged in the original complaint and alleged violations of the Racketeering Influenced and Corrupt Organizations (“RICO”) Act, breach of fiduciary duty, securities fraud, fraudulent concealment, fraudulent misrepresentation, conversion , waste of corporate assets, breach of contract, unjust enrichment, fraudulent conveyance, constructive trust, inducing breach of fiduciary duty, and a request for an accounting (the “Amended Complaint”). The Amended Complaint sought relief in the form of, among other things, treble and punitive damages, disgorgement of monies and securities obtained as a consequence of the Rigas Family’s improper conduct and attorneys’ fees.

On April 25, 2005, Adelphia and the Rigas Family entered into a settlement agreement with respect to the Rigas Civil Action (the “Adelphia-Rigas Settlement Agreement”), pursuant to which Adelphia agreed, among other things: (i) to pay $11,500,000 to a legal defense fund for the benefit of the Rigas Family; (ii) to provide management services to Coudersport and Bucktail for an interim period ending no later than December 31, 2005 (“Interim Management Services”); (iii) to indemnify Coudersport and Bucktail, and the Rigas Family’s (other than the Excluded Parties’) interest therein, against claims asserted by the lenders under the Co-Borrowing Facilities with respect to such indebtedness up to the fair market value of those entities (without regard to their obligations with respect to such indebtedness); (iv) to provide certain members of the Rigas Family with certain indemnities, reimbursements or other protections in connection with certain third party claims arising out of Company litigation, and in connection with claims against certain members of the Rigas Family by any of the Tele-Media Joint Ventures or Century/ML Cable; and (v) within ten business days of the date on which the consent order of forfeiture is entered, dismiss the Rigas Civil Action, except for claims against the Excluded Parties. The Rigas Family agreed: (i) to make certain tax elections, under certain circumstances, with respect to the Rigas Co-Borrowing Entities (other than Coudersport and Bucktail); (ii) to pay Adelphia five percent of the gross operating revenue of Coudersport and Bucktail for the Interim Management Services; and (iii) to offer employment to certain Coudersport and Bucktail employees on terms and conditions that, in the aggregate, are no less favorable to such employees (other than any employees who were expressly excluded by written notice to Adelphia received by July 1, 2005) than their terms of employment with the Company.

Pursuant to the Adelphia-Rigas Settlement Agreement, on June 21, 2005, the Company filed a dismissal with prejudice of all claims in this action except against the Excluded Parties.

This settlement was subject to the approval of, and has been approved by, the Bankruptcy Court. Various parties have challenged and sought appellate review or reconsideration of the order of the Bankruptcy Court approving this settlement. The appeals of the Bankruptcy Court’s approval remain pending.

In June 2005, the Company paid and expensed the aforementioned $11,500,000 in legal defense costs (see Note 6). The Adelphia-Rigas Settlement Agreement releases the Company from further obligation to provide funding for legal defense costs for the Rigas Family.

Rigas Criminal Action.  In connection with an investigation conducted by the DoJ, on July 24, 2002, certain members of the Rigas Family and certain alleged co-conspirators were arrested, and on September 23, 2002, were indicted by a grand jury on charges including fraud, securities fraud, bank fraud and conspiracy to commit fraud (the “Rigas Criminal Action”). On November 14, 2002, one of the Rigas Family’s alleged co-conspirators, James Brown, pleaded guilty to one count each of conspiracy, securities fraud and bank fraud. On January 10, 2003, another of the Rigas Family’s alleged co-conspirators, Timothy Werth, who had not been arrested with the others on July 24, 2002, pleaded guilty to one count each of securities fraud, conspiracy to commit securities fraud, wire fraud and bank fraud. The trial in the Rigas Criminal Action began on February 23, 2004 in the District Court. On July 8,

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16:	Contingencies (Continued)

2004, the jury returned a partial verdict in the Rigas Criminal Action. John J. Rigas and Timothy J. Rigas were each found guilty of conspiracy (one count), bank fraud (two counts), and securities fraud (15 counts) and not guilty of wire fraud (five counts). Michael J. Mulcahey was acquitted of all 23 counts against him. The jury found Michael J. Rigas not guilty of conspiracy and wire fraud, but remained undecided on the securities fraud and bank fraud charges against him. On July 9, 2004, the court declared a mistrial on the remaining charges against Michael J. Rigas after the jurors were unable to reach a verdict as to those charges. The bank fraud charges against Michael J. Rigas have since been dismissed with prejudice. On March 17, 2005, the District Court denied the motion of John J. Rigas and Timothy J. Rigas for a new trial. On June 20, 2005, John J. Rigas and Timothy J. Rigas were convicted and sentenced to 15 years and 20 years in prison, respectively. John J. Rigas and Timothy J. Rigas have appealed their convictions and sentences and remain free on bail pending resolution of their appeals. On November 23, 2005, Michael J. Rigas pled guilty to a violation of Title 47, U.S. Code, Section 220(e) for making a false entry in a Company record (in a form required to be filed with the SEC), and on March 3, 2006, was sentenced to two years of probation, including ten months of home confinement.

The indictment against the Rigas Family included a request for entry of a money judgment in an amount exceeding $2,500,000,000 and for entry of an order of forfeiture of all interests of the convicted Rigas defendants in the Rigas Family Entities. On December 10, 2004, the DoJ filed an application for a preliminary order of forfeiture finding John J. Rigas and Timothy J. Rigas jointly and severally liable for personal money judgments in the amount of $2,533,000,000.

On April 25, 2005, the Rigas Family and the U.S. Attorney entered into a settlement agreement (the “Government-Rigas Settlement Agreement”), pursuant to which the Rigas Family agreed to forfeit: (i) all of the Rigas Co-Borrowing Entities with the exception of Coudersport and Bucktail; (ii) certain specified real estate; and (iii) all securities in the Company directly or indirectly owned by the Rigas Family. The U.S. Attorney agreed: (i) not to seek additional monetary penalties from the Rigas Family, including the request for a money judgment as noted above; (ii) from the proceeds of certain assets forfeited by the Rigas Family, to establish the Restitution Fund for the purpose of providing restitution to holders of the Company’s publicly traded securities; and (iii) to inform the District Court of this agreement at the sentencing of John J. Rigas and Timothy J. Rigas.

Pursuant to the Forfeiture Order, all right, title and interest of the Rigas Family and Rigas Family Entities in the Rigas Co-Borrowing Entities (other than Coudersport and Bucktail), certain specified real estate and any securities of the Company were forfeited to the United States. Such assets and securities are expected to be transferred to the Company (subject to completion of forfeiture proceedings before a federal judge to determine if there are any superior claims) in furtherance of the Non-Prosecution Agreement. On August 19, 2005, the Company filed a petition with the District Court seeking an order transferring title to these assets and securities to the Company. Since that time, petitions have been filed by three lending banks, each asserting an interest in the Rigas Co-Borrowing Entities for the purpose, according to the petitions, of protecting against the contingency that the Bankruptcy Court approval of certain settlement agreements is overturned on appeal. In addition, petitions have been filed by two local franchising authorities with respect to two of the Rigas Co-Borrowing Entities, by two mechanic’s lienholders with respect to two of the forfeited real properties and by a school district with respect to one of the forfeited real properties. Finally, the Company’s petition asserted claims to the forfeited properties on behalf of two subsidiaries, Century/ML Cable and Super Cable ALK International, A.A. (Venezuela), that are no longer owned by the Company. The government has requested that its next status report to the District Court regarding the forfeiture proceedings be submitted on April 21, 2006. See Note 6 for additional information.

The Company was not a defendant in the Rigas Criminal Action, but was under investigation by the DoJ regarding matters related to alleged wrongdoing by certain members of the Rigas Family. Upon approval of the Non-Prosecution Agreement, Adelphia and specified subsidiaries are no longer subject to criminal prosecution (other than for criminal tax violations) by the U.S. Attorney for any conduct related to the Rigas Criminal Action or

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16:	Contingencies (Continued)

the allegations contained in the SEC Civil Action, so long as the Company complies with its obligations under the Non-Prosecution Agreement.

Securities and Derivative Litigation.  Certain of the Debtors and certain former officers, directors and advisors have been named as defendants in a number of lawsuits alleging violations of federal and state securities laws and related claims. These actions generally allege that the defendants made materially misleading statements understating the Company’s liabilities and exaggerating the Company’s financial results in violation of securities laws.

In particular, beginning on April 2, 2002, various groups of plaintiffs filed more than 30 class action complaints, purportedly on behalf of certain of the Company’s shareholders and bondholders or classes thereof in federal court in Pennsylvania. Several non-class action lawsuits were brought on behalf of individuals or small groups of security holders in federal courts in Pennsylvania, New York, South Carolina and New Jersey, and in state courts in New York, Pennsylvania, California and Texas. Seven derivative suits were also filed in federal and state courts in Pennsylvania, and four derivative suits were filed in state court in Delaware. On May 6, 2002, a notice and proposed order of dismissal without prejudice was filed by the plaintiff in one of these four Delaware derivative actions. The remaining three Delaware derivative actions were consolidated on May 22, 2002. On February 10, 2004, the parties stipulated and agreed to the dismissal of these consolidated actions with prejudice.

The complaints, which named as defendants the Company, certain former officers and directors of the Company and, in some cases, the Company’s former auditors, lawyers, as well as financial institutions who worked with the Company, generally allege that, among other improper statements and omissions, defendants misled investors regarding the Company’s liabilities and earnings in the Company’s public filings. The majority of these actions assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 10b-5. Certain bondholder actions assert claims for violation of Section 11 and/or Section 12(a) (2) of the Securities Act of 1933. Certain of the state court actions allege various state law claims.

On July 23, 2003, the Judicial Panel on Multidistrict Litigation issued an order transferring numerous civil actions to the District Court for consolidated or coordinated pre-trial proceedings (the “MDL Proceedings”).

On September 15, 2003, proposed lead plaintiffs and proposed co-lead counsel in the consolidated class action were appointed in the MDL Proceedings. On December 22, 2003, lead plaintiffs filed a consolidated class action complaint. Motions to dismiss have been filed by various defendants. Beginning in the spring of 2005, the court in the MDL Proceedings granted in part various motions to dismiss relating to many of the actions, while granting leave to replead some claims. The parties continue to brief pleading motions, and no answer to the consolidated class action complaint, or the other actions, has been filed. The consolidated class action complaint seeks monetary damages of an unspecified amount, rescission and reasonable costs and expenses and such other relief as the court may deem just and proper. The individual actions against the Company also seek damages of an unspecified amount.

Pursuant to section 362 of the Bankruptcy Code, all of the securities and derivative claims that were filed against the Company before the bankruptcy filings are automatically stayed and not proceeding as to the Company.

The Company cannot predict the outcome of these proceedings or estimate the possible effects on the financial condition or results of operations of the Company.

Acquisition Actions.  After the alleged misconduct of certain members of the Rigas Family was publicly disclosed, three actions were filed in May and June 2002 against the Company by former shareholders of companies that the Company acquired, in whole or in part, through stock transactions. These actions allege that the Company improperly induced these former shareholders to enter into these stock transactions through misrepresentations and

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16:	Contingencies (Continued)

omissions, and the plaintiffs seek monetary damages and equitable relief through rescission of the underlying acquisition transactions.

Two of these proceedings have been filed with the American Arbitration Association alleging violations of federal and state securities laws, breaches of representations and warranties and fraud in the inducement. One of these proceedings seeks rescission, compensatory damages and pre-judgment relief, and the other seeks specific performance. The third action alleges fraud and seeks rescission, damages and attorneys’ fees. This action was originally filed in a Colorado State Court, and subsequently was removed by the Company to the United States District Court for the District of Colorado. The Colorado State Court action was closed administratively on July 16, 2004, subject to reopening if and when the automatic bankruptcy stay is lifted or for other good cause shown. These actions have been stayed pursuant to the automatic stay provisions of section 362 of the Bankruptcy Code.

The Company cannot predict the outcome of these proceedings or estimate the possible effects on the financial condition or results of operations of the Company.

Equity Committee Shareholder Litigation.  Adelphia is a defendant in an adversary proceeding in the Bankruptcy Court consisting of a declaratory judgment action and a motion for a preliminary injunction brought on January 9, 2003 by the Equity Committee, seeking, among other relief, a declaration as to how the shares owned by the Rigas Family and Rigas Family Entities would be voted should a consent solicitation to elect members of the Board be undertaken. Adelphia has opposed such requests for relief.

The claims of the Equity Committee are based on shareholder rights that the Equity Committee asserts should be recognized even in bankruptcy, coupled with continuing claims, as of the filing of the lawsuit, of historical connections between the Board and the Rigas Family. Motions to dismiss filed by Adelphia and others are fully briefed in this action, but no argument date has been set. If this action survives these motions to dismiss, resolution of disputed fact issues will occur in two phases pursuant to a schedule set by the Bankruptcy Court. Determinations regarding fact questions relating to the conduct of the Rigas Family will not occur until, at a minimum, after the resolution of the Rigas Criminal Action.

No pleadings have been filed in the adversary proceeding since September 2003.

The Company cannot predict the outcome of these proceedings or estimate the possible effects on the financial condition or results of operations of the Company.

ML Media Litigation.  Adelphia and ML Media have been involved in a longstanding dispute concerning Century/ML Cable’s management, the buy/sell rights of ML Media and various other matters.

In March 2000, ML Media brought suit against Century, Adelphia and Arahova Communications, Inc. (“Arahova”) in the Supreme Court of the State of New York, seeking, among other things: (i) the dissolution of Century/ML Cable and the appointment of a receiver to sell Century/ML Cable’s assets; (ii) if no receiver was appointed, an order authorizing ML Media to conduct an auction for the sale of Century/ML Cable’s assets to an unrelated third party and enjoining Adelphia from interfering with or participating in that process; (iii) an order directing the defendants to comply with the Century/ML Cable joint venture agreement with respect to provisions relating to governance matters and the budget process; and (iv) compensatory and punitive damages. The parties negotiated a consent order that imposed various consultative and reporting requirements on Adelphia and Century as well as restrictions on Century’s ability to make capital expenditures without ML Media’s approval. Adelphia and Century were held in contempt of that order in early 2001.

In connection with the December 13, 2001 settlement of the above dispute, Adelphia, Century/ML Cable, ML Media and Highland, entered into the Recap Agreement, pursuant to which Century/ML Cable agreed to redeem ML Media’s 50% interest in Century/ML Cable on or before September 30, 2002 for a purchase price between

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16:	Contingencies (Continued)

$275,000,000 and $279,800,000 depending on the timing of the Redemption, plus interest. Among other things, the Recap Agreement provided that: (i) Highland would arrange debt financing for the Redemption; (ii) Highland, Adelphia and Century would jointly and severally guarantee debt service on debt financing for the Redemption on and after the closing of the Redemption; and (iii) Highland and Century would own 60% and 40% interests, respectively, in the recapitalized Century/ML Cable. Under the terms of the Recap Agreement, Century’s 50% interest in Century/ML Cable was pledged to ML Media as collateral for the Company’s obligations.

On September 30, 2002, Century/ML Cable filed a voluntary petition to reorganize under Chapter 11 in the Bankruptcy Court. Century/ML Cable was operating its business as a debtor-in-possession.

By an order of the Bankruptcy Court dated September 17, 2003, Adelphia and Century rejected the Recap Agreement, effective as of such date. If the Recap Agreement is enforceable, the effect of the rejection of the Recap Agreement is the same as a pre-petition breach of the Recap Agreement. Therefore, Adelphia and Century are potentially exposed to “rejection damages,” which may include the revival of ML Media’s claims under the state court actions described above.

Adelphia, Century, Highland, Century/ML Cable and ML Media are engaged in litigation regarding the enforceability of the Recap Agreement. On April 15, 2004, the Bankruptcy Court indicated that it would dismiss all counts of Adelphia’s challenge to the enforceability of the Recap Agreement except for its allegation that ML Media aided and abetted a breach of fiduciary duty in connection with the execution of the Recap Agreement. The Bankruptcy Court also indicated that it would allow Century/ML Cable’s counterclaim to avoid the Recap Agreement as a constructive fraudulent conveyance to proceed.

ML Media has alleged that it is entitled to elect recovery of either $279,800,000, plus costs and interest in exchange for its interest in Century/ML Cable, or up to the difference between $279,800,000 and the fair market value of its interest in Century/ML Cable, plus costs, interest and revival of the state court claims described above. Adelphia, Century and Century/ML Cable have disputed ML Media’s claims, and the Plan contemplates that ML Media will receive no distribution until such dispute is resolved.

On June 3, 2005, Century entered into the IAA, pursuant to which Century and ML Media agreed to sell their interests in Century/ML Cable for $520,000,000 (subject to potential purchase price adjustments as defined in the IAA) to San Juan Cable. On August 9, 2005, Century/ML Cable filed the Century/ML Plan and the Century/ML Disclosure Statement with the Bankruptcy Court. On August 18, 2005, the Bankruptcy Court approved the Century/ML Disclosure Statement. On September 7, 2005, the Bankruptcy Court confirmed the Century/ML Plan, which is designed to satisfy the conditions of the IAA with San Juan Cable and provides that all third-party claims will either be paid in full or assumed by San Juan Cable under the terms set forth in the IAA. On October 31, 2005, the Century/ML Sale was consummated and the Century/ML Plan became effective. Neither the Century/ML Sale nor the effectiveness of the Century/ML Plan resolves the pending litigation among Adelphia, Century, Highland, Century/ML Cable and ML Media. Pursuant to the IAA and the Century/ML Plan, Adelphia was granted control over Century/ML Cable’s counterclaims in the litigation. Adelphia has since withdrawn Century/ML Cable’s counterclaim to avoid the Recap Agreement as a constructive fraudulent conveyance. On November 23, 2005, Adelphia and Century filed their first amended answer, affirmative defenses and counterclaims. On January 13, 2006, ML Media replied to Adelphia’s and Century’s amended counterclaims and moved for summary judgment against Adelphia and Century on both Adelphia’s and Century’s remaining counterclaims and the issue of Adelphia’s and Century’s liability. Adelphia and Century filed their response to ML Media’s summary judgment motion, as well as cross-motions for summary judgment, on March 13, 2006.

On March 9, 2006, Highland filed a motion to withdraw the reference, which, if granted, would transfer the litigation among Adelphia, Century, Highland, Century/ML Cable and ML Media from the Bankruptcy Court to the District Court.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16:	Contingencies (Continued)

On March 16, 2006, the Bankruptcy Court stayed all discovery for 30 days (except for certain expert depositions). Adelphia and Century have the right to seek to renew the stay.

The Bankruptcy Court has tentatively scheduled trial to begin on June 26, 2006.

The Company cannot predict the outcome of these proceedings or estimate the possible effects on the financial condition or results of operations of the Company.

The X Clause Litigation.  On December 29, 2003, the Ad Hoc Committee of holders of Adelphia’s 6% and 3.25% convertible subordinated notes (collectively, the “Subordinated Notes”), together with the Bank of New York, the indenture trustee for the Subordinated Notes (collectively, the “X Clause Plaintiffs”), commenced an adversary proceeding against Adelphia in the Bankruptcy Court. The X Clause Plaintiffs’ complaint sought a judgment declaring that the subordination provisions in the indentures for the Subordinated Notes were not applicable to an Adelphia plan of reorganization in which constituents receive common stock of Adelphia and that the Subordinated Notes are entitled to share pari passu in the distribution of any common stock of Adelphia given to holders of senior notes of Adelphia.

The basis for the X Clause Plaintiffs’ claim is a provision in the applicable indentures, commonly known as the “X Clause,” which provides that any distributions under a plan of reorganization comprised solely of “Permitted Junior Securities” are not subject to the subordination provision of the Subordinated Notes indenture. The X Clause Plaintiffs asserted that, under their interpretation of the applicable indentures, a distribution of a single class of new common stock of Adelphia would meet the definition of “Permitted Junior Securities” set forth in the indentures, and therefore be exempt from subordination.

On February 6, 2004, Adelphia filed its answer to the complaint, denying all of its substantive allegations. Thereafter, both the X Clause Plaintiffs and Adelphia cross-moved for summary judgment with both parties arguing that their interpretation of the X Clause was correct as a matter of law. The indenture trustee for the Adelphia senior notes also intervened in the action and, like Adelphia, moved for summary judgment arguing that the X Clause Plaintiffs were subordinated to holders of senior notes with respect to any distribution of common stock under a plan of reorganization. In addition, the Creditors’ Committee also moved to intervene and, thereafter, moved to dismiss the X Clause Plaintiffs’ complaint on the grounds, among others, that it did not present a justiciable case or controversy and therefore was not ripe for adjudication. In a written decision, dated April 12, 2004, the Bankruptcy Court granted the Creditors’ Committee’s motion to dismiss without ruling on the merits of the various cross-motions for summary judgment. The Bankruptcy Court’s dismissal of the action was without prejudice to the X Clause Plaintiffs’ right to bring the action at a later date, if appropriate.

Subsequent to entering into the Sale Transaction, the X Clause Plaintiffs asserted that the subordination provisions in the indentures for the Subordinated Notes also are not applicable to an Adelphia plan of reorganization in which constituents receive TWC Class A Common Stock and that the Subordinated Notes would therefore be entitled to share pari passu in the distribution of any such TWC Class A Common Stock given to holders of senior notes of Adelphia. The indenture trustee for the Adelphia senior notes (the “Senior Notes Trustee”), together with certain other constituents, disputed this position.

On December 6, 2005, the X Clause Plaintiffs and the Debtors jointly filed a motion seeking that the Bankruptcy Court establish a pre-confirmation process for interested parties to litigate the X Clause dispute (the “X Clause Litigation Motion”). By order dated January 11, 2006, the Bankruptcy Court found that the X Clause dispute was ripe for adjudication and directed interested parties to litigate the dispute prior to plan confirmation (the “X Clause Pre-Confirmation Litigation”). A hearing on the X Clause Pre-Confirmation Litigation was held on March 9 and 10, 2006. The matter is now under review by the Bankruptcy Court.

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(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16:	Contingencies (Continued)

The Company cannot predict the outcome of these proceedings or estimate the possible effects on the financial condition or results of operations of the Company.

Verizon Franchise Transfer Litigation.  On March 20, 2002, the Company commenced an action (the “California Cablevision Action”) in the United States District Court for the Central District of California, Western Division, seeking, among other things, declaratory and injunctive relief precluding the City of Thousand Oaks, California (the “City”) from denying permits on the grounds that the Company failed to seek the City’s prior approval of an asset purchase agreement (the “Asset Purchase Agreement”), dated December 17, 2001, between the Company and Verizon Media Ventures, Inc. d/b/a Verizon Americast (“Verizon Media Ventures”). Pursuant to the Asset Purchase Agreement, the Company acquired certain Verizon Media Ventures cable equipment and network system assets (the “Verizon Cable Assets”) located in the City for use in the operation of the Company’s cable business in the City.

On March 25, 2002, the City and Ventura County (the “County”) commenced an action (the “Thousand Oaks Action”) against the Company and Verizon Media Ventures in California State Court alleging that Verizon Media Ventures’ entry into the Asset Purchase Agreement and conveyance of the Verizon Cable Assets constituted a breach of Verizon Media Ventures’ cable franchises and that the Company’s participation in the transaction amounted to actionable tortious interference with those franchises. The City and the County sought injunctive relief to halt the sale and transfer of the Verizon Cable Assets pursuant to the Asset Purchase Agreement and to compel the Company to treat the Verizon Cable Assets as a separate cable system.

On March 27, 2002, the Company and Verizon Media Ventures removed the Thousand Oaks Action to the United States District Court for the Central District of California, where it was consolidated with the California Cablevision Action.

On April 12, 2002, the district court conducted a hearing on the City’s and County’s application for a preliminary injunction and, on April 15, 2002, the district court issued a temporary restraining order in part, pending entry of a further order. On May 14, 2002, the district court issued a preliminary injunction and entered findings of fact and conclusions of law in support thereof (the “May 14, 2002 Order”). The May 14, 2002 Order, among other things: (i) enjoined the Company from integrating the Company’s and Verizon Media Ventures’ system assets serving subscribers in the City and the County; (ii) required the Company to return “ownership” of the Verizon Cable Assets to Verizon Media Ventures except that the Company was permitted to continue to “manage” the assets as Verizon Media Ventures’ agent to the extent necessary to avoid disruption in services until Verizon Media Ventures chose to reenter the market or sell the assets; (iii) prohibited the Company from eliminating any programming options that had previously been selected by Verizon Media Ventures or from raising the rates charged by Verizon Media Ventures; and (iv) required the Company and Verizon Media Ventures to grant the City and/or the County access to system records, contracts, personnel and facilities for the purpose of conducting an inspection of the then-current “state of the Verizon Media Ventures and the Company systems” in the City and the County. The Company appealed the May 14, 2002 Order and, on April 1, 2003, the U.S. Court of Appeals for the Ninth Circuit reversed the May 14, 2002 Order, thus removing any restrictions that had been imposed by the district court against the Company’s integration of the Verizon Cable Assets and remanded the actions back to the district court for further proceedings.

In September 2003, the City began refusing to grant the Company’s construction permit requests, claiming that the Company could not integrate the acquired Verizon Cable Assets with the Company’s existing cable system assets because the City had not approved the transaction between the Company and Verizon Media Ventures, as allegedly required under the City’s cable ordinance.

Accordingly, on October 2, 2003, the Company filed a motion for a preliminary injunction in the district court seeking to enjoin the City from refusing to grant the Company’s construction permit requests. On November 3,

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16:	Contingencies (Continued)

2003, the district court granted the Company’s motion for a preliminary injunction, finding that the Company had demonstrated “a strong likelihood of success on the merits.” Thereafter, the parties agreed to informally stay the litigation pending negotiations between the Company and the City for the Company’s renewal of its cable franchise, with the intent that such negotiations would also lead to a settlement of the pending litigation. However, on September 16, 2004, at the City’s request, the court set certain procedural dates, including a trial date of July 12, 2005, which has effectively re-opened the case to active litigation. Subsequently, the July 12, 2005 trial date was vacated pursuant to a stipulation and order. On July 11, 2005, the district court referred the matter to a United States magistrate judge for settlement discussions. A settlement conference was held on October 20, 2005, before the magistrate judge. On February 21, 2006, the Bankruptcy Court approved a settlement between the Company and the City that resolves the pending litigation and all past franchise non-compliance issues. Pursuant to the settlement, the parties filed a stipulation that dismissed with prejudice the Thousand Oaks Action as it pertained to the City. On March 27, 2006, the Bankruptcy Court approved a settlement between the Company and the County that resolves the pending litigation and all past franchise non-compliance issues. Pursuant to the settlement, the parties will file a stipulation that dismisses, with prejudice, the Thousand Oaks Action as it pertains to the County.

Dibbern Adversary Proceeding.  On or about August 30, 2002, Gerald Dibbern, individually and purportedly on behalf of a class of similarly situated subscribers nationwide, commenced an adversary proceeding in the Bankruptcy Court against Adelphia asserting claims for violation of the Pennsylvania Consumer Protection Law, breach of contract, fraud, unjust enrichment, constructive trust, and an accounting. This complaint alleges that Adelphia charged, and continues to charge, subscribers for cable set-top box equipment, including set-top boxes and remote controls, that is unnecessary for subscribers that receive only basic cable service and have cable-ready televisions. The complaint further alleges that Adelphia failed to adequately notify affected subscribers that they no longer needed to rent this equipment. The complaint seeks a number of remedies including treble money damages under the Pennsylvania Consumer Protection Law, declaratory and injunctive relief, imposition of a constructive trust on Adelphia’s assets, and punitive damages, together with costs and attorneys’ fees.

On or about December 13, 2002, Adelphia moved to dismiss the adversary proceeding on several bases, including that the complaint fails to state a claim for which relief can be granted and that the matters alleged therein should be resolved in the claims process. The Bankruptcy Court granted Adelphia’s motion to dismiss and dismissed the adversary proceeding on May 3, 2005. In the Bankruptcy Court, Mr. Dibbern has also objected to the provisional disallowance of his proofs of claim, which comprised a portion of the Bankruptcy Court’s May 3, 2005 order. Mr. Dibbern appealed the May 3, 2005 order dismissing adversary proceedings to the District Court. In an August 30, 2005 decision, the District Court affirmed the dismissal of Mr. Dibbern’s claims for violation of the Pennsylvania Consumer Protection Law, a constructive trust and an accounting, but reversed the dismissal of Mr. Dibbern’s breach of contract, fraud and unjust enrichment claims. These three claims will proceed in the Bankruptcy Court. Adelphia filed its answer on October 14, 2005 and discovery commenced. On March 15, 2006, the Debtors moved the Bankruptcy Court for an order staying discovery in several adversary proceedings, including the Dibbern adversary proceeding. On March 16, 2006, the Bankruptcy Court granted the order staying discovery in the Dibbern adversary proceeding.

On January 17, 2006, the Debtors filed their tenth omnibus claims objection to certain claims, including claims filed by Dibbern totaling more than $7.9 billion (including duplicative claims). Through the objections, the Debtors sought to disallow and expunge each of the Dibbern claims. On February 23, 2006, Dibbern responded to the Debtors’ objections and requested that the Bankruptcy Court require the Debtors to establish additional reserves for Dibbern’s claims or to reclassify the claims as claims against the operating companies.

The Company cannot predict the outcome of these proceedings or estimate the possible effects on the financial condition or results of operations of the Company.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16:	Contingencies (Continued)

Tele-Media Examiner Motion.  By motion filed in the Bankruptcy Court on August 5, 2004, Tele-Media Corporation of Delaware (“TMCD”) and certain of its affiliates sought the appointment of an examiner for the following Debtors: Tele-Media Company of Tri-States, L.P., CMA Cablevision Associates VII, L.P., CMA Cablevision Associates XI, L.P., TMC Holdings Corporation, Adelphia Company of Western Connecticut, TMC Holdings, LLC, Tele-Media Investment Limited Partnership, L. P., Eastern Virginia Cablevision, L.P., Tele-Media Company of Hopewell Prince George, and Eastern Virginia Cablevision Holdings, LLC (collectively, the “JV Entities”). Among other things, TMCD alleged that management and the Board breached their fiduciary obligations to the creditors and equity holders of those entities. Consequently, TMCD sought the appointment of an examiner to investigate and make recommendations to the Bankruptcy Court regarding various issues related to such entities.

On April 14, 2005, the Debtors filed a motion with the Bankruptcy Court seeking approval of a global settlement agreement (the “Tele-Media Settlement Agreement”) by and among the Debtors and TMCD and certain of its affiliates (the “Tele-Media Parties”), which, among other things: (i) transfers the Tele-Media Parties’ ownership interests in the JV Entities to the Debtors, leaving the Debtors 100% ownership of the JV Entities; (ii) requires the Debtors to make a settlement payment to the Tele-Media Parties of $21,650,000; (iii) resolves the above-mentioned examiner motion; (iv) settles two pending avoidance actions brought by the Debtors against certain of the Tele-Media Parties; (v) reconciles 691 separate proofs of claim filed by the Tele-Media Parties, thereby allowing claims worth approximately $5,500,000 and disallowing approximately $1.9 billion of claims; (vi) requires the Tele-Media Parties to make a $912,500 payment to the Debtors related to workers’ compensation policies; and (vii) effectuates mutual releases between the Debtors and the Tele-Media Parties. The Tele-Media Settlement Agreement was approved by an order of the Bankruptcy Court dated May 11, 2005 and closed on May 26, 2005.

Creditors’ Committee Lawsuit Against Pre-Petition Banks.  Pursuant to the Bankruptcy Court order approving the DIP Facility (the “Final DIP Order”), the Company made certain acknowledgments (the “Acknowledgments”) with respect to the extent of its indebtedness under the pre-petition credit facilities, as well as the validity and extent of the liens and claims of the lenders under such facilities. However, given the circumstances surrounding the filing of the Chapter 11 Cases, the Final DIP Order preserved the Debtors’ right to prosecute, among other things, avoidance actions and claims against the pre-petition lenders and to bring litigation against the pre-petition lenders based on any wrongful conduct. The Final DIP Order also provided that any official committee appointed in the Chapter 11 Cases would have the right to request that it be granted standing by the Bankruptcy Court to challenge the Acknowledgments and to bring claims belonging to the Company and its estates against the pre-petition lenders.

Pursuant to a stipulation dated July 2, 2003, among the Debtors, the Creditors’ Committee and the Equity Committee, the parties agreed, subject to approval by the Bankruptcy Court, that the Creditors’ Committee would have derivative standing to file and prosecute claims against the pre-petition lenders, on behalf of the Debtors, and granted the Equity Committee leave to seek to intervene in any such action. This stipulation also preserves the Company’s ability to compromise and settle the claims against the pre-petition lenders. By motion dated July 6, 2003, the Creditors’ Committee moved for Bankruptcy Court approval of this stipulation and simultaneously filed a complaint (the “Bank Complaint”) against the agents and lenders under certain pre-petition credit facilities, and related entities, asserting, among other things, that these entities knew of, and participated in, the alleged improper actions by certain members of the Rigas Family and Rigas Family Entities (the “Pre-petition Lender Litigation”). The Debtors are nominal plaintiffs in this action.

The Bank Complaint contains 52 claims for relief to redress the claimed wrongs and abuses committed by the agents, lenders and other entities. The Bank Complaint seeks to, among other things: (i) recover as fraudulent transfers the principal and interest paid by the Company to the defendants; (ii) avoid as fraudulent obligations the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16:	Contingencies (Continued)

Company’s obligations, if any, to repay the defendants; (iii) recover damages for breaches of fiduciary duties to the Company and for aiding and abetting fraud and breaches of fiduciary duties by the Rigas Family; (iv) equitably disallow, subordinate or recharacterize each of the defendants’ claims in the Chapter 11 Cases; (v) avoid and recover certain allegedly preferential transfers made to certain defendants; and (vi) recover damages for violations of the Bank Holding Company Act. Numerous motions seeking to defeat the Pre-petition Lender Litigation were filed by the defendants and the Bankruptcy Court held a hearing on such issues. The Equity Committee filed a motion seeking authority to bring an intervenor complaint (the “Intervenor Complaint”) against the defendants seeking to, among other things, assert additional contract claims against the investment banking affiliates of the agent banks and claims under the RICO Act against various defendants (the “Additional Claims”).

On October 3 and November 7, 2003, certain of the defendants filed both objections to approval of the stipulation and motions to dismiss the bulk of the claims for relief contained in the Bank Complaint and the Intervenor Complaint. The Bankruptcy Court heard oral argument on these objections and motions on December 20 and 21, 2004. In a memorandum decision dated August 30, 2005, the Bankruptcy Court granted the motion of the Creditors’ Committee for standing to prosecute the claims asserted by the Creditors’ Committee. The Bankruptcy Court also granted a separate motion of the Equity Committee to file and prosecute the Additional Claims on behalf of the Debtors. The motions to dismiss are still pending. Subsequent to issuance of this decision, several defendants filed, among other things, motions to transfer the Pre-petition Lender Litigation from the Bankruptcy Court to the District Court. By order dated February 9, 2006, the Pre-petition Lender Litigation was transferred to the District Court, except with respect to the pending motions to dismiss.

The Company cannot predict the outcome of these proceedings or estimate the possible effects on the financial condition or results of operations of the Company.

Non-Agent Banks’ Declaratory Judgment.  By complaint dated September 29, 2005, certain non-agent pre-petition lenders of the Debtors sought a declaratory judgment against the Debtors in the Bankruptcy Court seeking, among other things, the enforcement of asserted indemnification rights and rights to fees and expenses. The non-agent pre-petition lenders subsequently withdrew their complaint.

Devon Mobile Claim.  Pursuant to the Agreement of Limited Partnership of Devon Mobile Communications, L.P., a Delaware limited partnership (“Devon Mobile”), dated as of November 3, 1995, the Company owned a 49.9% limited partnership interest in Devon Mobile, which, through its subsidiaries, held licenses to operate regional wireless telephone businesses in several states. Devon Mobile had certain business and contractual relationships with the Company and with former subsidiaries or divisions of the Company, that were spun off as TelCove in January 2002.

In late May 2002, the Company notified Devon G.P., Inc. (“Devon G.P.”), the general partner of Devon Mobile, that it would likely terminate certain discretionary operational funding to Devon Mobile. On August 19, 2002, Devon Mobile and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware (the “Devon Mobile Bankruptcy Court”).

On January 17, 2003, the Company filed proofs of claim and interest against Devon Mobile and its subsidiaries for approximately $129,000,000 in debt and equity claims, as well as an additional claim of approximately $35,000,000 relating to the Company’s guarantee of certain Devon Mobile obligations (collectively, the “Company Claims”). By order dated October 1, 2003, the Devon Mobile Bankruptcy Court confirmed Devon Mobile’s First Amended Joint Plan of Liquidation (the “Devon Plan”). The Devon Plan became effective on October 17, 2003, at which time the Company’s limited partnership interest in Devon Mobile was extinguished. Under the Devon Plan, the Devon Mobile Communications Liquidating Trust (the “Devon Liquidating Trust”) succeeded to all of the rights of Devon Mobile, including prosecution of causes of action against Adelphia.

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(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16:	Contingencies (Continued)

On or about January 8, 2004, the Devon Liquidating Trust filed proofs of claim in the Chapter 11 Cases seeking, in the aggregate, approximately $100,000,000 in respect of, among other things, certain cash transfers alleged to be either preferential or fraudulent and claims for deepening insolvency, alter ego liability and breach of an alleged duty to fund Devon Mobile operations, all of which arose prior to the commencement of the Chapter 11 Cases (the “Devon Claims”). On June 21, 2004, the Devon Liquidating Trust commenced an adversary proceeding in the Chapter 11 Cases (the “Devon Adversary Proceeding”) through the filing of a complaint (the “Devon Complaint”) which incorporates the Devon Claims. On August 20, 2004, the Company filed an answer and counterclaim in response to the Devon Complaint denying the allegations made in the Devon Complaint and asserting various counterclaims against the Devon Liquidating Trust, which encompassed the Company Claims. On November 22, 2004, the Company filed a motion for leave (the “Motion for Leave”) to file a third party complaint for contribution and indemnification against Devon G.P. and Lisa-Gaye Shearing Mead, the sole owner and President of Devon G.P. By endorsed order entered January 12, 2005, Judge Robert E. Gerber, the judge presiding over the Chapter 11 Cases and the Devon Adversary Proceeding, granted a recusal request made by counsel to Devon G.P. On January 21, 2005, the Devon Adversary Proceeding was reassigned from Judge Gerber to Judge Cecelia G. Morris. By an order dated April 5, 2005, Judge Morris denied the Motion for Leave and a subsequent motion for reconsideration.

Discovery closed and the parties filed cross-motions for summary judgment. On March 6, 2006, the Bankruptcy Court issued a memorandum decision granting Adelphia summary judgment on all counts of the Devon Complaint, except for the fraudulent conveyance/breach of limited partnership claim. The Bankruptcy Court denied, in its entirety, the summary judgment motion filed by the Devon Liquidating Trust. Trial is scheduled to begin April 17, 2006.

The Company cannot predict the outcome of these proceedings or estimate the possible effects on the financial condition or results of operations of the Company.

NFHLP Claim.  On January 13, 2003, Niagara Frontier Hockey, L.P., a Delaware limited partnership owned by the Rigas Family (“NFHLP”) and certain of its subsidiaries (the “NFHLP Debtors”) filed voluntary petitions to reorganize under Chapter 11 in the United States Bankruptcy Court of the Western District of New York (the “NFHLP Bankruptcy Court”) seeking protection under the U.S. bankruptcy laws. Certain of the NFHLP Debtors entered into an agreement dated March 13, 2003 for the sale of certain assets, including the Buffalo Sabres National Hockey League team, and the assumption of certain liabilities. On October 3, 2003, the NFHLP Bankruptcy Court approved the NFHLP joint plan of liquidation. The NFHLP Debtors filed a complaint, dated November 4, 2003, against, among others, Adelphia and the Creditors’ Committee seeking to enforce certain prior stipulations and orders of the NFHLP Bankruptcy Court against Adelphia and the Creditors’ Committee related to the waiver of Adelphia’s right to participate in certain sale proceeds resulting from the sale of assets. Certain of the NFHLP Debtors’ pre-petition lenders, which are also defendants in the adversary proceeding, have filed cross-complaints against Adelphia and the Creditors’ Committee asking the NFHLP Bankruptcy Court to enjoin Adelphia and the Creditors’ Committee from prosecuting their claims against those pre-petition lenders. Although proceedings as to the complaint itself have been suspended, the parties have continued to litigate the cross-complaints. Discovery closed on November 1, 2005 and motions for summary judgment were filed on January 24, 2006, with additional briefing on the motions to follow.

The Company cannot predict the outcome of these proceedings or estimate the possible effects on the financial condition or results of operations of the Company.

Adelphia’s Lawsuit Against Deloitte.  On November 6, 2002, Adelphia sued Deloitte & Touche LLP (“Deloitte”), Adelphia’s former independent auditors, in the Court of Common Pleas for Philadelphia County. The lawsuit seeks damages against Deloitte based on Deloitte’s alleged failure to conduct an audit in compliance

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16:	Contingencies (Continued)

with generally accepted auditing standards, and for providing an opinion that Adelphia’s financial statements conformed with GAAP when Deloitte allegedly knew or should have known that they did not conform. The complaint further alleges that Deloitte knew or should have known of alleged misconduct and misappropriation by the Rigas Family, and other alleged acts of self-dealing, but failed to report these alleged misdeeds to the Board or others who could have and would have stopped the Rigas Family’s misconduct. The complaint raises claims of professional negligence, breach of contract, aiding and abetting breach of fiduciary duty, fraud, negligent misrepresentation and contribution.

Deloitte filed preliminary objections seeking to dismiss the complaint, which were overruled by the court by order dated June 11, 2003. On September 15, 2003, Deloitte filed an answer, a new matter and various counterclaims in response to the complaint. In its counterclaims, Deloitte asserted causes of action against Adelphia for breach of contract, fraud, negligent misrepresentation and contribution. Also on September 15, 2003, Deloitte filed a related complaint naming as additional defendants John J. Rigas, Timothy J. Rigas, Michael J. Rigas, and James P. Rigas. In this complaint, Deloitte alleges causes of action for fraud, negligent misrepresentation and contribution. The Rigas defendants, in turn, have claimed a right to contribution and/or indemnity from Adelphia for any damages Deloitte may recover against the Rigas defendants. On January 9, 2004, Adelphia answered Deloitte’s counterclaims. Deloitte moved to stay discovery in this action until completion of the Rigas Criminal Action, which Adelphia opposed. Following the motion, discovery was effectively stayed for 60 days but has now commenced. Deloitte and Adelphia have exchanged documents and have begun substantive discovery. On December 6, 2005, the court extended the discovery deadline to June 5, 2006 and ordered that the case be ready for trial by October 2, 2006.

The Company cannot predict the outcome of these proceedings or estimate the possible effects on the financial condition or results of operations of the Company.

Arahova Motions.  Substantial disputes exist between creditors of different Debtors that principally affect the recoveries to the holders of certain notes due September 15, 2007 issued by FrontierVision Holdings, L.P., an indirect subsidiary of Adelphia, and the creditors of Arahova and Adelphia (the “Inter-Creditor Dispute”). On November 7, 2005, the ad hoc committee of Arahova noteholders (the “Arahova Noteholders’ Committee”) filed four emergency motions for relief with the Bankruptcy Court seeking, among other things, to: (i) appoint a trustee for Arahova and its subsidiaries (collectively, the “Arahova/Century Debtors”) who may not receive payment in full under the Plan or, alternatively, appoint independent officers and directors, with the assistance of separately retained counsel, to represent the Arahova/Century Debtors in connection with the Inter-Creditor Dispute; (ii) disqualify Willkie Farr & Gallagher LLP (“WF&G”) from representing the Arahova/Century Debtors in the Chapter 11 Cases and the balance of the Debtors with respect to the Inter-Creditor Dispute; (iii) terminate the exclusive periods during which the Arahova/Century Debtors may file and solicit acceptances of a Chapter 11 plan of reorganization and related disclosure statement (the previous three motions, the “Arahova Emergency Motions”); and (iv) authorize the Arahova Noteholders’ Committee to file confidential supplements containing certain information. The Bankruptcy Court held a sealed hearing on the Arahova Emergency Motions on January 4, 5 and 6, 2006.

Pursuant to an order dated January 26, 2006 (the “Arahova Order”), the Bankruptcy Court: (i) denied the motion to terminate the Arahova/Century Debtors’ exclusivity; (ii) denied the motion to appoint a trustee for the Arahova/Century Debtors, or, alternatively, to require the appointment of nonstatutory fiduciaries; and (iii) granted the motion for an order disqualifying WF&G from representing the Arahova/Century Debtors and any of the other Debtors in the Inter-Creditor Dispute; without finding that present management or WF&G have in any way acted inappropriately to date, the Bankruptcy Court found that WF&G’s voluntary neutrality in such disputes should be mandatory, except that the Bankruptcy Court stated that WF&G could continue to act as a facilitator privately to assist creditor groups that are parties to the Inter-Creditor Dispute reach a settlement. The Bankruptcy Court issued an extensive written decision on these matters. The Arahova Noteholders’ Committee has appealed the Arahova Order to the District Court.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16:	Contingencies (Continued)

The Company cannot predict the outcome of these proceedings or estimate the possible effects on the financial condition or results of operations of the Company.

Series E and F Preferred Stock Conversion Postponements.  On October 29, 2004, Adelphia filed a motion to postpone the conversion of the Series E Preferred Stock into shares of Class A Common Stock from November 15, 2004 to February 1, 2005, to the extent such conversion was not already stayed by the Debtors’ bankruptcy filing, in order to protect the Debtors’ net operating loss carryovers. On November 18, 2004, the Bankruptcy Court entered an order approving the postponement effective November 14, 2004.

Adelphia has subsequently entered into several stipulations further postponing, to the extent applicable, the conversion date of the Series E Preferred Stock. Adelphia has also entered into several stipulations postponing, to the extent applicable, the conversion date of the Series F Preferred Stock, which was initially convertible into shares of Class A Common Stock on February 1, 2005.

EPA Self Disclosure and Audit.  On June 2, 2004, the Company orally self-disclosed potential violations of environmental laws to the United States Environmental Protection Agency (“EPA”) pursuant to EPA’s Audit Policy, and notified EPA that it intended to conduct an audit of its operations to identify and correct any such violations. The potential violations primarily concern reporting and record keeping requirements arising from the Company’s storage and use of petroleum and batteries to provide backup power for its cable operations. Based on current facts, the Company does not anticipate that this matter will have a material adverse effect on the Company’s results of operations or financial condition.

Other.  The Company is subject to various other legal proceedings and claims which arise in the ordinary course of business. Management believes, based on information currently available, that the amount of ultimate liability, if any, with respect to any of these other actions will not materially affect the Company’s financial position or results of operations.

Note 17:	Other Financial Information

Supplemental Cash Flow Information

The table below sets forth the Company’s supplemental cash flow information (amounts in thousands):

	December 31,
	2005	2004	2003

Cash paid for interest	$574,794	$392,053	$379,423
Capitalized interest	$(10,337)	$(10,401)	$(21,643)
Cash paid for income taxes	$136	$100	$461

Significant non-cash investing and financing activities are summarized in the table below. The summarized information in the table should be read in conjunction with the more detailed information included in the referenced note (amounts in thousands):

	Year ended December 31,
	2005	2004	2003

Common stock received from programming vendor	$8,543	$—	$—
Net property and equipment distributed to TelCove in the Global Settlement (Note 7)	$—	$37,144	$—

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 17:   Information (Continued)

Cost and Other Investments

The Company’s investments in available-for-sale securities, common stock and other cost investments aggregated $10,135,000 and $3,569,000 at December 31, 2005 and 2004, respectively and are included in other noncurrent assets, net in the accompanying consolidated balance sheets.

The fair value of the Company’s available-for-sale equity securities and the related unrealized holding gains and losses are summarized below. Such unrealized gains and losses are included as a component of accumulated other comprehensive loss, net in the accompanying consolidated balance sheets (amounts in thousands):

	December 31,
	2005	2004	2003

Fair value	$118	$1,966	$2,159
Gross unrealized holding gains	$78	$1,388	$1,495
Gross unrealized holding losses	$—	$(7)	$(7)

The Company recognized impairment losses as a result of other-than-temporary declines in the fair value of the Company’s investments in available-for-sale securities, common stock and other cost investments of $7,000, $3,801,000 and $8,544,000 in 2005, 2004 and 2003, respectively. The Company recognized gains of $1,595,000, $292,000 and $3,574,000 in 2005, 2004 and 2003, respectively, related to the sale of cost and other investments. Such impairments and gains are reflected in other income (expense), net in the accompanying consolidated statements of operations.

Accrued Liabilities

The details of accrued liabilities are set forth below (amounts in thousands):

	December 31,
	2005	2004

Programming costs	$116,239	$106,511
Payroll	92,162	62,591
Franchise fees	63,673	58,178
Interest	51,627	67,671
Property, sales and other taxes	51,181	45,963
Other	176,717	195,010

Total	$551,599	$535,924

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 17:   Information (Continued)

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss, net included in the Company’s consolidated balance sheets and consolidated statements of stockholders’ equity reflect the aggregate of foreign currency translation adjustments and unrealized holding gains and losses on securities. The change in the components of accumulated other comprehensive income (loss), net of taxes, is set forth below (amounts in thousands):

	Foreign
	currency	Unrealized
	translation	gains (losses)
	adjustments	on securities	Total

Balance at January 1, 2003	$(18,763)	$9	$(18,754)
Other comprehensive income	8,193	881	9,074

Balance at December 31, 2003	(10,570)	890	(9,680)
Other comprehensive loss	(1,821)	(64)	(1,885)

Balance at December 31, 2004	(12,391)	826	(11,565)
Other comprehensive income (loss)	7,325	(748)	6,577

Balance at December 31, 2005	$(5,066)	$78	$(4,988)

Transactions With Other Officers and Directors

In a letter agreement between Adelphia and FPL Group, Inc. (“FPL Group”) dated January 21, 1999, Adelphia agreed to (i) repurchase 20,000 shares of Series C Preferred Stock and 1,091,524 shares of Class A Common Stock owned by Telesat Cablevision, Inc., a subsidiary of FPL Group (“Telesat”) and (ii) transfer all of the outstanding common stock of West Boca Security, Inc. (“WB Security”), a subsidiary of Olympus Communications, L.P. (“Olympus”), to FPL Group in exchange for FPL Group’s 50% voting interest and 1/3 economic interest in Olympus. The Company owned the economic and voting interests in Olympus that were not then owned by FPL Group. At the time this agreement was entered into, Dennis Coyle, then a member of the Adelphia board of directors, was the General Counsel and Secretary of FPL Group. WB Security was a subsidiary of Olympus and WB Security’s sole asset was a $108,000,000 note receivable (the “WB Note”) from a subsidiary of Olympus that was secured by the FPL Group’s ownership interest in Olympus and due September 1, 2004. On January 29, 1999, Adelphia purchased all of the aforementioned shares of Series C Preferred Stock and Class A Common Stock described above from Telesat for aggregate cash consideration of $149,213,000, and on October 1, 1999, the Company acquired FPL Group’s interest in Olympus in exchange for all of the outstanding common stock of WB Security. The acquired shares of Class A Common Stock are presented as treasury stock in the accompanying consolidated balance sheets. The acquired shares of Series C Preferred Stock were returned to their original status of authorized but unissued. On June 24, 2004, the Creditors’ Committee filed an adversary proceeding in the Bankruptcy Court, among other things, to avoid, recover and preserve the cash paid by Adelphia pursuant to the repurchase of its Series C Preferred Stock and Class A Common Stock together with all interest paid with respect to such repurchase. A hearing date relating to such adversary proceeding has not yet been set. Interest on the WB Note is calculated at a rate of 6% per annum (or after default at a variable rate of LIBOR plus 5%). FPL Group has the right, upon at least 60 days prior written notice, to require repayment of the principal and accrued interest on the WB Note on or after July 1, 2002. As of December 31, 2005 and 2004, the aggregate principal and interest due to the FPL Group pursuant to the WB Note was $127,537,000. The Company has not accrued interest on the WB Note for periods subsequent to the Petition Date. To date, the Company has not yet received a notice from FPL Group requiring the repayment of the WB Note.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 17:   Information (Continued)

From May 2002 until July 2003, the Company engaged Conway, Del Genio, Gries & Co., LLC (“CDGC”) to provide certain restructuring services pursuant to an engagement letter dated May 21, 2002 (the “Conway Engagement Letter”). During that time, Ronald F. Stengel, Adelphia’s former and interim Chief Operating Officer and Chief Restructuring Officer, was a Senior Managing Director of CDGC. The Conway Engagement Letter provided for Mr. Stengel’s services to Adelphia while remaining a full-time employee of CDGC. In addition, other employees of CDGC were assigned to assist Mr. Stengel in connection with the Conway Engagement Letter. Pursuant to the Conway Engagement Letter, the Company paid CDGC a total of $2,827,000 for its services in 2003 (which includes the services of Mr. Stengel). The Company also paid CDGC a total of $104,000 in 2003 for reimbursement of CDGC’s out-of pocket expenses incurred in connection with the engagement. These amounts are included in reorganization expenses due to bankruptcy in the accompanying consolidated statements of operations.

Sale of Security Monitoring Business

In November 2004, the Company entered into an asset purchase agreement to sell its security monitoring business in Pennsylvania, Florida and New York. Such sale was approved by the Bankruptcy Court on January 28, 2005 and closed on February 28, 2005. The adjusted purchase price was $37,900,000. The Company recognized a $4,500,000 gain on this transaction during the year ended December 31, 2005.

Note 18:	Quarterly Financial Information (unaudited) (amounts in thousands, except per share amounts)

	Quarter Ended 2005
	March 31	June 30	September 30	December 31

Revenue	$1,069,002	$1,103,223	$1,088,568	$1,103,777
Operating income	$71,553	$74,564	$53,293	$83,419
Net income (loss)(1)	$(82,742)	$291,038	$(146,558)	$(27,075)
Amounts per weighted average share of common stock(2):
Basic net income (loss) applicable to Class A Common Stock	$(0.33)	$1.15	$(0.58)	$(0.11)
Diluted net income (loss) applicable to Class A Common Stock	$(0.33)	$0.86	$(0.58)	$(0.08)
Basic net income (loss) applicable to Class B Common Stock	$(0.33)	$1.10	$(0.58)	$(0.11)
Diluted net income (loss) applicable to Class B Common Stock	$(0.33)	$0.82	$(0.58)	$(0.08)

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18:	Quarterly Financial Information (unaudited) (amounts in thousands, except per share amounts) (Continued)

	Quarter Ended 2004
	March 31	June 30	September 30	December 31

Revenue	$1,007,330	$1,036,470	$1,041,366	$1,058,222
Operating income (loss)	$(42,981)	$(28,346)	$(107,961)	$14,284
Loss from continuing operations before cumulative effects of accounting changes(3)	$(503,442)	$(168,147)	$(260,797)	$(126,287)
Gain (loss) from discontinued operations	$499	$(1,070)	$—	$—
Loss before cumulative effects of accounting changes	$(502,943)	$(169,217)	$(260,797)	$(126,287)
Cumulative effects of accounting changes(4)	$(851,629)	$—	$—	$—
Net loss	$(1,354,572)	$(169,217)	$(260,797)	$(126,287)
Basic and diluted loss per weighted average share of common stock:
From continuing operations before cumulative effects of accounting changes	$(1.99)	$(0.67)	$(1.04)	$(0.50)
Cumulative effects of accounting changes	$(3.36)	$—	$—	$—
Net loss applicable to common stockholders	$(5.35)	$(0.67)	$(1.04)	$(0.50)

(1)	The Company recorded a $457,733,000 net benefit during the quarter ended June 30, 2005 related to the Government Settlement Agreements.

(2)	Basic and diluted EPS of Class A and Class B Common Stock considers the potential impact of dilutive securities. For the quarters ended March 31, 2005, September 30, 2005 and December 31, 2005, the potential impact of dilutive securities has been excluded from the calculation of basic and diluted EPS as the inclusion of potential common shares would have had an anti-dilutive effect.

(3)	The Company recorded a $425,000,000 charge during the quarter ended March 31, 2004 related to the Government Settlement Agreements.

(4)	As a result of the consolidation of the Rigas Co-Borrowing Entities, the Company recorded a $588,782,000 charge as a cumulative effect of a change in accounting principle during the quarter ended March 31, 2004. The application of the new amortization method to customer relationships acquired prior to 2004 resulted in an additional charge of $262,847,000 which has been reflected as a cumulative effect of a change in accounting principle.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

CONDENSED CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share data)

	June 30,	December 31,
	2006	2005
	(unaudited)

Assets
Current assets:
Cash and cash equivalents	$734,447	$389,839
Restricted cash	3,893	25,783
Accounts receivable, less allowance for doubtful accounts of $19,908 and $15,912, respectively	108,094	119,512
Receivable for securities	7,167	10,029
Other current assets	89,222	74,399

Total current assets	942,823	619,562
Noncurrent assets:
Restricted cash	2,751	262,393
Property and equipment, net	4,223,605	4,334,651
Intangible assets, net (Note 9)	7,479,647	7,529,164
Other noncurrent assets, net	126,741	128,240

Total assets	$12,775,567	$12,874,010

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$115,871	$130,157
Subscriber advance payments and deposits	34,020	34,543
Accrued liabilities (Note 9)	543,672	551,599
Deferred revenue	19,115	21,376
Parent and subsidiary debt (Note 5)	959,427	869,184

Total current liabilities	1,672,105	1,606,859

Noncurrent liabilities:
Other liabilities	32,119	31,929
Deferred revenue	56,149	61,065
Deferred income taxes	904,135	833,535

Total noncurrent liabilities	992,403	926,529
Liabilities subject to compromise (Note 2)	18,423,946	18,415,158

Total liabilities	21,088,454	20,948,546

Commitments and contingencies (Note 8)
Minority’s interest in equity of subsidiary	60,201	71,307
Stockholders’ deficit:
Series preferred stock	397	397
Class A Common Stock, $.01 par value, 1,200,000,000 shares authorized, 229,787,271 shares issued and 228,692,414 shares outstanding	2,297	2,297
Convertible Class B Common Stock, $.01 par value, 300,000,000 shares authorized, 25,055,365 shares issued and outstanding	251	251
Additional paid-in capital	12,024,695	12,071,165
Accumulated other comprehensive loss, net	(2,851)	(4,988)
Accumulated deficit	(20,369,940)	(20,187,028)
Treasury stock, at cost, 1,094,857 shares of Class A Common Stock	(27,937)	(27,937)

Total stockholders’ deficit	(8,373,088)	(8,145,843)

Total liabilities and stockholders’ deficit	$12,775,567	$12,874,010

See accompanying notes to the condensed consolidated financial statements.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands, except share and per share amounts)

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Revenue	$1,198,279	$1,103,223	$2,348,001	$2,172,225

Costs and expenses:
Direct operating and programming	704,560	666,258	1,394,473	1,320,588
Selling, general and administrative	90,164	92,549	177,253	171,614
Investigation, re-audit and sale transaction costs	9,626	18,055	30,232	38,485
Depreciation	191,780	200,717	379,907	413,822
Amortization	33,231	39,613	66,531	74,032
Provision for uncollectible amounts due from the Rigas Family and Rigas Family Entities (Note 4)	—	11,338	—	13,338
Loss (gain) on disposition of long-lived assets	(394)	129	(1,358)	(5,771)

Total costs and expenses	1,028,967	1,028,659	2,047,038	2,026,108

Operating income	169,312	74,564	300,963	146,117
Other income (expense), net:
Interest expense, net of amounts capitalized (contractual interest was $371,848 and $328,757 during the three months ended June 30, 2006 and 2005, respectively; and $731,852 and $646,563 during the six months ended June 30, 2006 and 2005, respectively) (Note 2)	(219,642)	(185,493)	(377,295)	(302,735)
Other income (expense), net (Notes 4 and 8)	(34,436)	459,746	(108,066)	460,939

Total other income (expense), net	(254,078)	274,253	(485,361)	158,204

Income (loss) before reorganization income (expenses), income taxes, share of income (losses) of equity affiliates and minority’s interest	(84,766)	348,817	(184,398)	304,321
Reorganization income (expenses) due to bankruptcy, net (Note 2)	84,623	(17,516)	62,639	(31,574)

Income (loss) before income taxes, share of income (losses) of equity affiliates and minority’s interest	(143)	331,301	(121,759)	272,747
Income tax expense (Note 9)	(21,418)	(40,334)	(71,441)	(64,466)
Share of income (losses) of equity affiliates, net	92	(882)	(818)	(1,368)
Minority’s interest in loss of subsidiary	10,173	953	11,106	1,383

Net income (loss)	(11,296)	291,038	(182,912)	208,296
Dividend requirements applicable to:
Preferred stock (contractual dividends were $30,032 during each of the three months ended June 30, 2006 and 2005, and $60,063 during each of the six months ended June 30, 2006 and 2005)	—	—	—	—
Beneficial conversion feature	—	—	—	(583)

Net income (loss) applicable to common stockholders	$(11,296)	$291,038	$(182,912)	$207,713

See accompanying notes to the condensed consolidated financial statements.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(amounts in thousands, except share and per share amounts)

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Amounts per weighted average share of common stock (Note 9):
Basic net income (loss) applicable to Class A common stockholders	$(0.04)	$1.15	$(0.72)	$0.82

Diluted net income (loss) applicable to Class A common stockholders	$(0.04)	$0.86	$(0.72)	$0.61

Basic weighted average shares of Class A Common Stock outstanding	228,692,414	228,692,414	228,692,414	228,692,414

Diluted weighted average shares of Class A Common Stock outstanding	228,692,414	303,300,746	228,692,414	303,300,746

Basic net income (loss) applicable to Class B common stockholders	$(0.04)	$1.10	$(0.72)	$0.78

Diluted net income (loss) applicable to Class B common stockholders	$(0.04)	$0.82	$(0.72)	$0.58

Basic weighted average shares of Class B Common Stock outstanding	25,055,365	25,055,365	25,055,365	25,055,365

Diluted weighted average shares of Class B Common Stock outstanding	25,055,365	37,215,133	25,055,365	37,215,133

See accompanying notes to the condensed consolidated financial statements.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

(unaudited)

	Six months ended June 30,
	2006	2005

Operating activities:
Net income (loss)	$(182,912)	$208,296
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	379,907	413,822
Amortization	66,531	74,032
Provision for uncollectible amounts due from the Rigas Family and Other Rigas Entities	—	13,338
Gain on disposition of long-lived assets	(1,358)	(5,771)
Settlement with the Rigas Family and Rigas Family Entities, net	—	(457,733)
Impairment of receivable for securities	2,862	—
Amortization/write-off of deferred financing costs	1,520	54,202
Provision for settlements	44,915	—
Other noncash charges, net	1,424	(1,396)
Reorganization (income) expenses due to bankruptcy, net	(62,639)	31,574
Deferred income tax expense	70,600	63,400
Share of losses of equity affiliates, net	818	1,368
Minority’s interest in loss of subsidiary	(11,106)	(1,383)
Change in operating assets and liabilities	9,205	(63,597)

Net cash provided by operating activities before payment of reorganization expenses	319,767	330,152
Reorganization expenses paid during the period	(58,680)	(22,786)

Net cash provided by operating activities	261,087	307,366

Investing activities:
Capital expenditures for property and equipment	(284,621)	(338,191)
Proceeds from the sale of long-lived assets and investments	1,586	38,243
Acquisition of minority interests	—	(21,650)
Change in restricted cash	281,532	(21,929)
Other	(4,605)	(4,814)

Net cash used in investing activities	(6,108)	(348,341)

Financing activities:
Proceeds from debt	1,023,000	766,000
Repayments of debt	(932,471)	(705,296)
Payments of deferred financing costs	(900)	(49,440)

Net cash provided by financing activities	89,629	11,264

Increase (decrease) in cash and cash equivalents	344,608	(29,711)
Cash and cash equivalents at beginning of period	389,839	338,909

Cash and cash equivalents at end of period	$734,447	$309,198

See accompanying notes to the condensed consolidated financial statements.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Note 1:	Background and Basis of Presentation

As of June 30, 2006, the Company was engaged primarily in the cable television business. On June 25, 2002 (the “Petition Date”), Adelphia and substantially all of its domestic subsidiaries filed voluntary petitions to reorganize (the “Chapter 11 Cases”) under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. On June 10, 2002, Century Communications Corporation (“Century”), an indirect wholly owned subsidiary of Adelphia, filed a voluntary petition to reorganize under Chapter 11. On October 6 and November 15, 2005, certain additional subsidiaries of Adelphia also filed voluntary petitions to reorganize under Chapter 11. On March 31, 2006, the Forfeited Entities (defined below) and certain other entities filed voluntary petitions to reorganize under Chapter 11. The bankruptcy proceedings for Century and the subsequent filers are being jointly administered with Adelphia and substantially all of its domestic subsidiaries (the “Debtors”) and are included in the Chapter 11 Cases. The Debtors are currently operating their businesses as debtors-in-possession under Chapter 11. On July 31, 2006, Adelphia completed the sale of assets, which in the aggregate comprise substantially all of its U.S. assets, to TW NY and Comcast. For additional information, see Note 2.

In May 2002, certain members of the Rigas Family resigned from their positions as directors and executive officers of the Company. In addition, although the Rigas Family owned Adelphia $0.01 par value Class A common stock (“Class A Common Stock”) and Adelphia $0.01 par value Class B common stock (“Class B Common Stock”) with a majority of the voting power in Adelphia, the Rigas Family was not able to exercise such voting power since the Debtors filed for protection under the Bankruptcy Code in June 2002. Prior to May 2002, the Company engaged in numerous transactions that directly or indirectly involved members of the Rigas Family and entities in which members of the Rigas Family directly or indirectly held controlling interests (collectively, the “Rigas Family Entities”). The Rigas Family Entities include certain cable television entities formerly owned by the Rigas Family that are subject to co-borrowing arrangements with the Company, including Coudersport Television Cable Co. (“Coudersport”) and Bucktail Broadcasting Corp. (“Bucktail”) (collectively, the “Rigas Co-Borrowing Entities”), as well as other Rigas Family entities (the “Other Rigas Entities”).

On March 29, 2006, the United States District Court for the Southern District of New York (the “District Court”) entered various orders of forfeiture (the “RME Forfeiture Orders”) pursuant to which on March 29, 2006, all right, title and interest in the Rigas Co-Borrowing Entities (other than Coudersport and Bucktail) (the “Forfeited Entities”) held by the Rigas Family and by the Rigas Family Entities prior to the District Court’s order dated June 8, 2005 (the “Forfeiture Order”) were transferred to certain subsidiaries of the Company free and clear of all liens, claims, encumbrances and adverse interests in accordance with the RME Forfeiture Orders, subject to certain limitations set forth in the RME Forfeiture Orders. On July 28, 2006, the District Court entered various orders of forfeiture (the “Real Property Forfeiture Orders”) pursuant to which all right, title and interest previously held by the Rigas Family and Rigas Family Entities in certain specified real estate and other property were transferred to certain subsidiaries of the Company free and clear of all liens, claims, encumbrances and adverse interests in accordance with the Real Property Forfeiture Orders, subject to certain limitations set forth in the Real Property Forfeiture Orders. The transfer of all right, title and interest previously held by the Rigas Family and by the Rigas Family Entities in any of the Company’s securities in furtherance of the agreement between the Company and the U.S. Attorney dated April 25, 2005 (the “Non-Prosecution Agreement”), as further discussed in Note 8, is expected to occur in accordance with separate, subsequent court documentation.

The accompanying condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and the rules and regulations of the SEC. Accordingly, certain information and footnote disclosures typically included in the Company’s financial statements filed with its Annual Report on Form 10-K have been condensed or omitted for this Quarterly Report. In the opinion of management, the accompanying condensed consolidated financial statements include all adjustments, which consist of only normal recurring adjustments,

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1:	Background and Basis of Presentation (Continued)

necessary for a fair presentation of the results for the periods presented. These financial statements should be read in conjunction with the Company’s 2005 Form 10-K. Interim results are not necessarily indicative of results for a full year.

These condensed consolidated financial statements have been prepared on a going concern basis, which assumes continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business, and do not purport to show, reflect or provide for the consequences of the Chapter 11 Cases or the Sale Transaction. In particular, these condensed consolidated financial statements do not purport to show: (i) as to assets, the amount realized upon their sale or their availability to satisfy liabilities; (ii) as to pre-petition liabilities, the amounts at which claims or contingencies may be settled, or the status and priority thereof; (iii) as to stockholders’ equity accounts, the effect of any changes that may be made in the capitalization of the Company; or (iv) as to operations, the effect of the Sale Transaction. As a result of the Sale Transaction, the Company disposed of substantially all of its operating assets and expects to adopt a liquidation basis of accounting in the third quarter of 2006. Upon adoption of a liquidation basis of accounting, assets will be recorded at their estimated realizable amounts and liabilities that will be paid in full will be recorded at the present value of amounts to be paid. Liabilities subject to compromise will be recorded at their face amounts until they are settled, at which time they will be adjusted to their settlement amounts.

Although the Company is operating as a debtor-in-possession in the Chapter 11 Cases, the Company’s ability to control the activities and operations of its subsidiaries that are also Debtors may be limited pursuant to the Bankruptcy Code. However, because the bankruptcy proceedings for the Debtors are consolidated for administrative purposes in the same Bankruptcy Court and will be overseen by the same judge, the financial statements of Adelphia and its subsidiaries have been presented on a combined basis, which is consistent with condensed consolidated financial statements. All inter-entity transactions between Adelphia, its subsidiaries and the Rigas Co-Borrowing Entities have been eliminated in consolidation.

Note 2:	Bankruptcy Proceedings and Sale of Assets of the Company

Overview

On July 11, 2002, the Creditors’ Committee was appointed, and on July 31, 2002, a statutory committee of equity holders (the “Equity Committee” and, together with the Creditors’ Committee, the “Committees”) was appointed. The Committees have the right to, among other things, review and object to certain business transactions and may participate in the formulation of the Debtors’ plan of reorganization. Under the Bankruptcy Code, the Debtors were provided with specified periods during which only the Debtors could propose and file a plan of reorganization (the “Exclusive Period”) and solicit acceptances thereto (the “Solicitation Period”). The Debtors received several extensions of the Exclusive Period and the Solicitation Period from the Bankruptcy Court with the latest extension of the Exclusive Period and the Solicitation Period being through February 17, 2004 and April 20, 2004, respectively. In early 2004, the Debtors filed a motion requesting an additional extension of the Exclusive Period and the Solicitation Period. However, in 2004, the Equity Committee filed a motion to terminate the Exclusive Period and the Solicitation Period and other objections were filed regarding the Debtors’ request. The Bankruptcy Court has extended the Exclusive Period and the Solicitation Period until the hearing on the motions is held and a determination by the Bankruptcy Court is made. No hearing has been scheduled. For additional information, see Note 8, “Arahova Motions.”

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2:  Bankruptcy Proceedings and Sale of Assets of the Company (Continued)

Confirmation of Plan of Reorganization

For a plan of reorganization to be confirmed and become effective, the Debtors (other than the JV Debtors, as defined below) must, among other things:

•	obtain an order of the Bankruptcy Court approving a disclosure statement as containing “adequate information”;

•	solicit acceptance of such plan of reorganization from the holders of claims and equity interests in each class that is impaired and not deemed by the Bankruptcy Court to have rejected such plan;

•	obtain an order from the Bankruptcy Court confirming such plan; and

•	consummate such plan.

Before it can issue an order confirming a plan of reorganization, the Bankruptcy Court must find that either (i) each class of impaired claims or equity interests has accepted such plan or (ii) the plan meets the requirements of the Bankruptcy Code to confirm such plan over the objections of dissenting classes. In addition, the Bankruptcy Court must find that such plan meets certain other requirements specified in the Bankruptcy Code.

By order dated November 23, 2005, the Bankruptcy Court approved the Debtors’ fourth amended disclosure statement (the “November Disclosure Statement”) as containing “adequate information” pursuant to Section 1125 of the Bankruptcy Code. By December 12, 2005, the Debtors had completed the mailing of the November Disclosure Statement and related solicitation materials in connection with the Debtors’ fourth amended joint plan of reorganization, as filed with the Bankruptcy Court on November 21, 2005 (the “November Plan”). On April 28, 2006, the Bankruptcy Court approved the Debtors’ supplement to the November Disclosure Statement (the “DS Supplement”) as containing “adequate information” pursuant to Section 1125 of the Bankruptcy Code (the “DS Supplement Order”). By May 12, 2006, the Debtors had completed the mailing of the DS Supplement and related solicitation materials in connection with the Debtors’ modified fourth amended joint plan of reorganization, filed with the Bankruptcy Court on April 28, 2006 (the “April Plan”).

On May 26, 2006, the Debtors filed a motion (the “363 Motion”) with the Bankruptcy Court seeking, among other things, approval to proceed with the sale of certain assets to TW NY and the sale of certain other assets to Comcast without first confirming a Chapter 11 plan of reorganization (other than with respect to the JV Debtors (as defined below)). A hearing to consider certain amended bid protections proposed in the 363 Motion was held on June 16, 2006, and on that date the Bankruptcy Court entered an order approving new provisions for termination, for the payment of the breakup fee, a reduction in the purchase price under certain circumstances and reaffirming the effectiveness of the “no-shop provision” and overruling all objections thereto. On June 28, 2006, the Bankruptcy Court entered an order (the “363 Approval Order”) approving the balance of the 363 Motion. On June 30, 2006, JP Morgan Chase Bank, N.A. (“JPMC”) filed a notice of appeal, appealing entry of the 363 Approval Order to the District Court. The appeal was subsequently withdrawn as part of a settlement among the Debtors, the Creditors’ Committee and JPMC.

On June 22, 2006, the Debtors filed their Third Modified Fourth Amended Joint Plan of Reorganization (the “JV Plan”) for the Century-TCI Debtors and Parnassos Debtors (collectively, the “JV Debtors”) with the Bankruptcy Court with respect to the Company’s partnerships with Comcast. By June 9, 2006, the Debtors’ service agent had completed the mailing of a notice describing certain matters relating to the JV Plan. In response to the Debtors’ plan modification motion dated June 2, 2006 (the “Plan Modification Motion”), by order dated June 8, 2006, the Bankruptcy Court approved the information in the 363 Motion and the Plan Modification Motion as containing “adequate information” pursuant to Section 1125 of the Bankruptcy Code. On June 29, 2006, the Bankruptcy Court entered an order (the “JV Confirmation Order”) confirming the JV Plan. Together, the JV

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2:  Bankruptcy Proceedings and Sale of Assets of the Company (Continued)

Confirmation Order and the 363 Approval Order authorized, among other things, consummation of the Sale Transaction. On July 31, 2006, the JV Plan became effective. Accordingly, from and after July 31, 2006, the Debtors no longer include the JV Debtors. The Company expects to pay approximately $1.8 billion of claims in the third quarter of 2006 in accordance with the JV Plan, of which approximately $1.6 billion relates to pre-petition debt obligations. The Company paid $1,248,206,000 of such pre-petition debt obligations on the Effective Date. In connection with the confirmation of the JV Plan, the Company recorded $49,883,000 of additional interest expense for certain of these allowed claims during the quarter ended June 30, 2006. Other than pre-petition debt obligations which accrue interest at their contractual rate, the JV Plan generally provides for interest on allowed claims at a rate of 8% from the Petition Date through July 31, 2006.

For the balance of the Debtors, the April Plan remains pending. The deadline for the submission of ballots to the balloting agent to accept or reject the April Plan is September 12, 2006, and in the case of securities held through an intermediary, the deadline for instructions to be received by the intermediary is September 7, 2006 or such other date as specified by the applicable intermediary.

Effective July 21, 2006, Adelphia entered into the Plan Agreement with certain representatives of the ad hoc committee of holders of ACC Senior Notes represented by Hennigan, Bennett & Dorman LLP, the ad hoc committee of holders of ACC Senior Notes and Arahova Notes represented by Pachulski Stang Ziehl Young Jones & Weintraub LLP, the ad hoc committee of Arahova Noteholders, the ad hoc committee of holders of FrontierVision Opco Notes Claims and FrontierVision Holdco Notes Claims, W.R. Huff Asset Management Co., L.L.C., the ad hoc committee of ACC Trade Claimants, the ad hoc committee of Subsidiary Trade Claimants and the Creditors’ Committee.

The Plan Agreement is designed to form the basis of the Modified Plan, which includes a proposed global compromise and settlement of all disputes among the creditors, not all of whom are parties to the Plan Agreement. Adelphia’s obligations under the Plan Agreement are subject to the entry by the Bankruptcy Court of an order approving a disclosure statement with respect to the Modified Plan and authorizing the Debtors to propose the Modified Plan as provided in the Plan Agreement. The Modified Plan contemplated by the Plan Agreement is subject to Bankruptcy Court approval. The Plan Agreement does not apply to the JV Debtors, whose plan of reorganization became effective on July 31, 2006.

The Plan Agreement reflects a compromise among certain creditor groups under which $1.08 billion in value will be transferred from certain unsecured creditors of various Adelphia subsidiaries to certain unsecured senior and trade creditors of Adelphia. In some cases, these unsecured creditors will be entitled to reimbursement from contingent sources of value, including the proceeds of a litigation trust to be established under the plan to pursue claims against third parties that are alleged to have damaged Adelphia. The Plan Agreement also contemplates that the creditors of Adelphia (other than the creditors of the JV Debtors) would receive, in addition to the $1.08 billion described above, the residual sale consideration after funding all other distributions and reserves and interests in the litigation trust as described in the Plan Agreement.

The Plan Agreement is conditioned upon the Modified Plan effective date occurring no later than September 15, 2006. Conditions to the Modified Plan effective date would also include material completion of the distribution of the TWC Class A Common Stock to creditors on the Modified Plan effective date, and the distribution to Adelphia’s creditors on the effective date or immediately thereafter of plan consideration of at least $1.08 billion, before deducting a true-up reserve to account for certain fluctuations in the value of TWC Class A Common Stock.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2:  Bankruptcy Proceedings and Sale of Assets of the Company (Continued)

Sale of Assets

On July 31, 2006, Adelphia completed the sale of assets, which in the aggregate comprise substantially all of its U.S. assets, to TW NY and Comcast. Proceeds from the Sale Transaction totaled approximately $17.4 billion, consisting of cash in the amount of approximately $12.5 billion and shares of TWC Class A Common Stock with a preliminary estimated fair value as of the Effective Date of approximately $4.9 billion. Such estimated fair value of the TWC Class A Common Stock was determined by the Company based on management’s review of the underlying factors affecting the valuation of cable companies, taking into account the approximately $4.9 billion valuation agreed with TW NY for purposes of the TW NY asset purchase agreement, the $4.85 billion valuation for the Plan Agreement agreed to by the Company, the Creditors’ Committee and certain creditors and ad hoc creditor committees, subject to certain adjustments based on market valuation, updates from its financial advisors and the recent upward movement in the price of publicly traded cable companies’ stocks.

The aggregate purchase price is subject to certain post-closing adjustments. Upon consummation of the Sale Transaction, a portion of the aggregate purchase price, consisting of approximately $503 million of cash and shares of TWC Class A Common Stock with a preliminary estimated fair value as of the Effective Date of approximately $195 million, was deposited in escrow accounts to secure Adelphia’s indemnification obligations and any post-closing purchase price adjustments due to the buyers from Adelphia pursuant to the asset purchase agreements. The post-closing adjustments, if any, will be determined over the next several months. To the extent such post-closing adjustments are in favor of TW NY or Comcast, the amount of the escrow ultimately released to the Company will be reduced. In the event that the post-closing purchase price adjustment is in favor of TW NY or Comcast and exceeds the amount of the escrow, the Company is required to pay such excess outside of the escrow.

Certain fees are due to the Company’s financial advisors upon successful completion of the Sale Transaction. The Company is in the process of determining the amount of such fees.

The TWC Class A Common Stock is expected to be listed on The New York Stock Exchange (the “NYSE”) in connection with an initial registered public offering of the TWC Class A Common Stock or shortly following the consummation of a plan of reorganization to distribute the proceeds of the Sale Transaction but in any event within two weeks following the consummation of a plan of reorganization to distribute the proceeds of the Sale Transaction to the Company’s creditors and stakeholders (other than those of the JV Debtors) or, if not listed on the NYSE within a reasonable period following the initial registered offering or distribution pursuant to a plan of reorganization, on The Nasdaq Stock Market (“Nasdaq”).

On the Effective Date, pursuant to the Registration Rights Agreement, Adelphia agreed to consummate a fully underwritten initial public offering of at least 33 1/3% of the TWC Class A Common Stock issued by TWC in the Sale Transaction (inclusive of the overallotment option, if any) within three months of TWC preparing the necessary registration statement and having it declared effective (subject to delays under specified conditions). Pursuant to the Registration Rights Agreement, TWC is required to file and have a registration statement covering these shares declared effective as promptly as possible and in any event, no later than January 31, 2007, subject to certain exceptions. Adelphia’s obligation to consummate the public offering terminates if Adelphia consummates a plan of reorganization as a result of which (i) 75% of the TWC Class A Common Stock Adelphia received in the Sale Transaction (excluding TWC Class A Common Stock held in escrow pursuant to the Sale Transaction) is distributed to creditors and the TWC Class A Common Stock is listed on the NYSE or Nasdaq within two weeks or (ii) 90% of the TWC Class A Common Stock Adelphia received in the Sale Transaction (excluding TWC Class A Common Stock held in escrow pursuant to the Sale Transaction) is distributed to creditors regardless of listing status. After the initial public offering, Adelphia will have the right to a demand registration and a final registration if the exemption from registration pursuant to Section 1145 of the Bankruptcy Code is not available for a distribution of the remaining TWC Class A Common Stock to the Company’s creditors and stakeholders under a Chapter 11 plan of

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2:  Bankruptcy Proceedings and Sale of Assets of the Company (Continued)

reorganization. Pursuant to the Registration Rights Agreement, TWC has the right to elect, in its sole discretion, to not rely on Section 1145 of the Bankruptcy Code and conduct a final registration for the distribution of the remaining TWC Class A Common Stock to the Company’s creditors and stakeholders. Pursuant to the terms of the Registration Rights Agreement, Adelphia’s ability to distribute the TWC Class A Common Stock may be subject to lock-up periods following public offerings of TWC Class A Common Stock.

Pre-Petition Obligations

Pre-petition and post-petition obligations of the Debtors are treated differently under the Bankruptcy Code. Due to the commencement of the Chapter 11 Cases and the Debtors’ failure to comply with certain financial and other covenants, the Debtors are in default on substantially all of their pre-petition debt obligations (other than those that were discharged by the JV Plan). As a result of the Chapter 11 filing, all actions to collect the payment of pre-petition indebtedness are subject to compromise or other treatment under a plan of reorganization. Generally, actions to enforce or otherwise effect payment of pre-petition liabilities are stayed against the Debtors. The Bankruptcy Court has approved the Debtors’ motions to pay certain pre-petition obligations including, but not limited to, employee wages, salaries, commissions, incentive compensation and other related benefits. The Debtors have been paying and intend to continue to pay undisputed post-petition claims in the ordinary course of business. In addition, the Debtors may assume or reject pre-petition executory contracts and unexpired leases with the approval of the Bankruptcy Court. Any damages resulting from the rejection of executory contracts and unexpired leases are treated as general unsecured claims and will be classified as liabilities subject to compromise. For additional information concerning liabilities subject to compromise, see below.

The ultimate amount of the Debtors’ liabilities will be determined during the Debtors’ claims resolution process. The Bankruptcy Court has established bar dates of January 9, 2004, November 14, 2005, December 20, 2005 and May 1, 2006 for filing proofs of claim against the Debtors’ estates. A bar date is the date by which proofs of claim must be filed if a claimant disagrees with how its claim appears on the Debtors’ Schedules of Liabilities. However, under certain limited circumstances, claimants may file proofs of claims after the bar date. As of January 9, 2004, approximately 17,000 proofs of claim asserting in excess of $3.20 trillion in claims were filed and, as of July 31, 2006, approximately 19,500 proofs of claim asserting approximately $3.98 trillion in claims were filed, in each case including duplicative claims, but excluding any estimated amounts for unliquidated claims. The aggregate amount of claims filed with the Bankruptcy Court far exceeds the Debtors’ estimate of ultimate liability. The Debtors currently are in the process of reviewing, analyzing and reconciling the scheduled and filed claims. The Debtors expect that the claims resolution process will take significant time to complete following the consummation of a plan of reorganization. As the amounts of the allowed claims are determined, adjustments will be recorded in liabilities subject to compromise and reorganization income (expenses) due to bankruptcy, net.

The Debtors have filed numerous omnibus objections that address $3.68 trillion of filed claims, consisting primarily of duplicative claims. Certain claims addressed in such objections were either: (i) reduced and allowed; (ii) disallowed and expunged; or (iii) subordinated by orders of the Bankruptcy Court. Hearings on certain claims objections are ongoing. Certain other objections have been adjourned to allow the parties to continue to reconcile such claims. Additional omnibus objections may be filed as the claims resolution process continues.

Debtor-in-Possession (“DIP”) Credit Facility

In order to provide liquidity following the commencement of the Chapter 11 Cases, Adelphia and certain of its subsidiaries (the “Loan Parties”) entered into a $1,500,000,000 debtor-in-possession credit facility (as amended, the “DIP Facility”). On May 10, 2004, the Loan Parties entered into a $1,000,000,000 extended debtor-in-possession credit facility (as amended, the “First Extended DIP Facility”), which amended and restated the DIP Facility in its entirety. On February 25, 2005, the Loan Parties entered into a $1,300,000,000 further extended

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2:  Bankruptcy Proceedings and Sale of Assets of the Company (Continued)

debtor-in-possession credit facility (as amended, the “Second Extended DIP Facility”), which amended and restated the First Extended DIP Facility in its entirety. On March 17, 2006, the Loan Parties entered into a $1,300,000,000 further extended debtor-in-possession credit facility (the “Third Extended DIP Facility”), which amended and restated the Second Extended DIP Facility in its entirety. In connection with the completion of the Sale Transaction, on the Effective Date, the Loan Parties terminated the Third Extended DIP Facility. In connection with the termination of the Third Extended DIP Facility, the Loan Parties repaid all loans outstanding under the Third Extended DIP Facility and all accrued and unpaid interest thereon, with such payments totaling approximately $986,000,000. In addition, in connection with the termination of the Third Extended DIP Facility the Loan Parties paid all accrued and unpaid fees of the lenders and agent banks under the Third Extended DIP Facility. In connection with these payments, effective as of the Effective Date, the collateral agent under the Third Extended DIP Facility released any and all liens and security interests on the assets that collateralized the obligations under the Third Extended DIP Facility. As described in Note 8 to the accompanying condensed consolidated financial statements, the Company has issued certain letters of credit under the Third Extended DIP Facility. As a result of the termination of the Third Extended DIP Facility, on the Effective Date, the Company collateralized letters of credit issued under the Third Extended DIP Facility with cash of $87,661,000. For additional information, see Note 5.

Exit Financing Commitment

On February 25, 2004, Adelphia executed a commitment letter and certain related documents pursuant to which a syndicate of financial institutions committed to provide to the Debtors up to $8,800,000,000 in exit financing. Following the Bankruptcy Court’s approval on June 30, 2004 of the exit financing commitment, the Company paid the exit lenders a nonrefundable fee of $10,000,000 and reimbursed the exit lenders for certain expenses they had incurred through the date of such approval, including certain legal expenses. In light of the agreements with TW NY and Comcast, on April 25, 2005, the Company informed the exit lenders of its election to terminate the exit financing commitment, which termination became effective on May 9, 2005. As a result of the termination, the Company recorded a charge of $58,267,000 during the second quarter of 2005, which represents previously unpaid commitment fees of $45,428,000, the nonrefundable fee of $10,000,000 and certain other expenses.

Presentation

In accordance with Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”), all pre-petition liabilities subject to compromise have been segregated in the condensed consolidated balance sheets and classified as liabilities subject to compromise, at the estimated amount of allowable claims. Liabilities subject to compromise are reported at the amounts expected to be allowed, even if they may be settled for lesser amounts. For periods subsequent to the Petition Date, interest expense has been reported only to the extent that it is expected to be paid during the Chapter 11 proceedings. In addition, no preferred stock dividends have been accrued subsequent to the Petition Date. Liabilities not subject to compromise are separately classified as current or noncurrent. Revenue, expenses, realized gains and losses, and provisions for losses resulting from reorganization are reported separately as reorganization income (expenses) due to bankruptcy, net. Cash used for reorganization items is disclosed in the condensed consolidated statements of cash flows.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2:  Bankruptcy Proceedings and Sale of Assets of the Company (Continued)

Liabilities subject to compromise consist of the following (amounts in thousands):

	June 30,	December 31,
	2006	2005

Parent and subsidiary debt	$16,140,109	$16,136,960
Accounts payable	931,743	926,794
Accrued liabilities	1,203,300	1,202,610
Series B preferred stock	148,794	148,794

Liabilities subject to compromise	$18,423,946	$18,415,158

Following is a reconciliation of the changes in liabilities subject to compromise for the period from December 31, 2005 through June 30, 2006 (amounts in thousands):

Balance at December 31, 2005	$18,415,158
Verizon Media Ventures claims(a)	85,959
Disallowed pre-petition accrued interest expense(b)	(127,244)
Interest on the JV Plan’s allowed claims(c)	49,883
Debt obligations associated with the JV Plan(c)	9,958
Chapter 11 filing by the Forfeited Entities	(1,929)
Settlements and other	(7,839)

Balance at June 30, 2006	$18,423,946

(a)	In connection with the acquisition of Verizon Media Ventures, Inc. (“Verizon Media Ventures”), Adelphia issued shares of Class A Common Stock valued at $46,470,000. Verizon Media Ventures had the option to require the Company to repurchase such shares, including related interest charges, in the event that the Company failed to register the shares within a specified period of time after the acquisition. As a result of the claims reconciliation process, the Company determined that, prior to the Petition Date, Verizon Media Ventures had asked the Company to repurchase the shares. Accordingly, the Company has revised the classification of the amount of the purchase price previously recorded through equity to liabilities subject to compromise. In addition, the Company recorded losses of $30,000,000 and $9,000,000 during the three months ended June 30, 2006 and March 31, 2006, respectively, associated with claims asserted by Verizon Media Ventures in connection with two separate asset purchase agreements which were not consummated. The losses recorded by the Company for these claims represent the impact of a settlement which has been reached by the parties, subject to definitive documentation. The Company and Verizon Media Ventures are in the process of documenting the settlement reached on these claims.

(b)	During the three months ended June 30, 2006, the Company reversed $127,244,000 of pre-petition interest expense which had previously been accrued as a result of a May 2006 Bankruptcy Court order which disallowed this interest.

(c)	During the quarter ended June 30, 2006, the Company recorded $49,883,000 of additional interest expense for certain allowed claims under the JV Plan. Other than pre-petition debt obligations which accrue interest at their contractual rate, the JV Plan generally provides for interest on allowed claims at a rate of 8% from the Petition Date through July 31, 2006. In connection with the confirmation of the JV Plan, the Company also increased liabilities subject to compromise by $9,958,000 to reflect the allowed claims for the JV Debtors’ pre-petition debt obligations.

The amounts presented as liabilities subject to compromise may be subject to future adjustments depending on Bankruptcy Court actions, completion of the reconciliation process with respect to disputed claims, determinations of the secured status of certain claims, the value of any collateral securing such claims or other events. Such adjustments may be material to the amounts reported as liabilities subject to compromise.

As a result of the Chapter 11 Cases, deferred financing fees related to pre-petition debt obligations are no longer amortized. Accordingly, unamortized deferred financing fees of $131,059,000 have been included in liabilities subject to compromise as a reduction of the net carrying value of the related pre-petition debt. Similarly, amortization of the deferred issuance costs for the Company’s redeemable preferred stock was also terminated at the Petition Date.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2:  Bankruptcy Proceedings and Sale of Assets of the Company (Continued)

Reorganization Income (Expenses) Due to Bankruptcy, Net

Only those fees and other items directly related to the Chapter 11 filings are included in reorganization income (expenses) due to bankruptcy, net. These fees and other items are adjusted by interest earned during reorganization and income related to the settlement of certain liabilities subject to compromise. Certain reorganization expenses are contingent upon the approval of a plan of reorganization by the Bankruptcy Court and include cure costs, financing fees and success fees. The Company is aware of certain success fees that potentially could be paid upon the Company’s emergence from bankruptcy to third party financial advisors retained by the Company and the Committees in connection with the Chapter 11 Cases. Currently, these success fees are estimated to be $6,500,000 in the aggregate and would not be the obligation of either TW NY or Comcast. None of these fees became payable as a result of the emergence of the JV Debtors from bankruptcy on July 31, 2006. In addition, pursuant to their employment agreements, the Chief Executive Officer (“CEO”) and the Chief Operating Officer (“COO”) of the Company are eligible to receive equity awards of Adelphia stock with a minimum aggregate fair value of $17,000,000 upon the Debtors’ emergence from bankruptcy. Under the employment agreements, the value of such equity awards will be determined based on the average trading price of the post-emergence common stock of Adelphia during the 15 trading days immediately preceding the 90th day following the date of emergence. Pursuant to the employment agreements, these equity awards, which will be subject to vesting and trading restrictions, may be increased up to a maximum aggregate value of $25,500,000 at the discretion of the board of directors of Adelphia (the “Board”).

On June 9, 2006, the Debtors filed a motion (the “CEO/COO Motion”) with the Bankruptcy Court seeking authority to amend the provisions of these employment agreements with the CEO and COO relating to Emergence Awards (a fixed amount Initial Equity Award and a discretionary Emergence Date Special Award, each as defined in their respective employment agreement) (the “Amendments”). On August 8, 2006, the Bankruptcy Court authorized the Amendment relating to the COO, which authorized the Company to pay the COO $6,800,000 in cash in lieu of the Initial Equity Award and, subject to the discretion of the Board, up to $3,400,000 in cash in lieu of the Emergence Date Special Award of restricted shares. In exchange for the Emergence Awards, the Company’s COO will execute a release of any claims for additional compensation other than such Emergence Awards. The CEO/COO Motion was adjourned as to the Company’s CEO until September 12, 2006. If the CEO/COO Motion is approved as to the relief relating to the Company’s CEO, the Company will be authorized to pay the CEO $10,200,000 in cash in lieu of the Initial Equity Award and, subject to the discretion of the Board, up to $5,100,000 in cash in lieu of the Emergence Date Special Award of restricted shares, and the CEO will execute a release of any claims for additional compensation other than such Emergence Awards.

The following table sets forth certain components of reorganization income (expenses) due to bankruptcy, net for the indicated periods (amounts in thousands):

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005

Professional fees	$(38,019)	$(18,287)	$(69,833)	$(41,052)
Disallowed pre-petition accrued interest expense	127,244	—	127,244	—
Debt obligations associated with the JV Plan	(9,958)	—	(9,958)	—
Interest earned during reorganization	6,105	2,377	10,693	4,548
Settlements and other	(749)	(1,606)	4,493	4,930

Reorganization income (expenses) due to bankruptcy, net	$84,623	$(17,516)	$62,639	$(31,574)

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2:  Bankruptcy Proceedings and Sale of Assets of the Company (Continued)

Investigation, Re-audit and Sale Transaction Costs

The Company is incurring certain professional fees that, although not directly related to the Chapter 11 filing, relate to the investigation of the actions of certain members of the Rigas Family who held all of the senior executive positions at Adelphia and constituted five of the nine members of Adelphia’s board of directors, related efforts to comply with applicable laws and regulations and the Sale Transaction. These expenses include legal fees, employee retention costs, audit fees incurred for the years ended December 31, 2001 and prior, legal defense costs paid on behalf of the Rigas Family and consultant fees. These expenses have been included in investigation, re-audit and sale transaction costs in the accompanying condensed consolidated statements of operations.

Note 3:	Variable Interest Entities

Financial Accounting Standards Board (“FASB”) Interpretation No. 46, Consolidation of Variable Interest Entities (as subsequently revised in December 2003, “FIN 46-R”) requires variable interest entities, as defined by FIN 46-R, to be consolidated by the primary beneficiary if certain criteria are met. Effective January 1, 2004, the Company began consolidating the Rigas Co-Borrowing Entities under FIN 46-R. As described below, the Company ceased to consolidate Coudersport and Bucktail under FIN 46-R in the second quarter of 2005. Pursuant to the RME Forfeiture Orders, all right, title and interest in the Forfeited Entities held by the Rigas Family and Rigas Family Entities prior to the Forfeiture Order were transferred to the Company on March 29, 2006. The Forfeited Entities do not include Coudersport and Bucktail. See Note 8 for additional information. As a result, the Forfeited Entities became part of Adelphia and its consolidated subsidiaries on March 29, 2006 and the provisions of FIN 46-R are no longer applicable to the Forfeited Entities.

The April 2005 agreements approved by the District Court in the SEC civil enforcement action (the “SEC Civil Action”), including: (i) the Non-Prosecution Agreement; (ii) the Adelphia-Rigas Settlement Agreement (defined in Note 8); (iii) the Government-Rigas Settlement Agreement (also defined in Note 8); and (iv) the final judgment as to Adelphia (collectively, the “Government Settlement Agreements”), provide for, among other things, the forfeiture of certain assets by the Rigas Family and Rigas Family Entities. As a result of the Forfeiture Order on June 8, 2005, the Company was no longer the primary beneficiary of Coudersport and Bucktail. Accordingly, the Company ceased to consolidate Coudersport and Bucktail under FIN 46-R in the second quarter of 2005.

The consolidation of the Rigas Co-Borrowing Entities under FIN 46-R resulted in the following impact to the Company’s consolidated financial statements for the indicated periods (amounts in thousands):

	Three months ended		Six months
	March 31,		ended June 30,
	2006*	2005	2005

Revenue	$53,459	$50,801	$101,706
Operating income	$8,339	$7,882	$16,512
Other (expense) income, net	$(644)	$32	$433,619
Net income applicable to common stockholders	$7,695	$7,914	$450,131

December 31,
2005

Current assets	$3,383
Noncurrent assets	$612,065
Current liabilities	$15,602
Noncurrent liabilities	$5,660

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3:	Variable Interest Entities (Continued)

*	Effective March 29, 2006, the Forfeited Entities became part of Adelphia and the provisions of FIN 46-R are no longer applicable to the Forfeited Entities; thus, FIN 46-R had no impact to the Company’s consolidated financial statements for periods subsequent to March 31, 2006.

Note 4:	Transactions with the Rigas Family and Other Rigas Entities

In connection with the Government Settlement Agreements, all amounts owed between Adelphia (including the Rigas Co-Borrowing Entities) and the Rigas Family and Other Rigas Entities will not be collected or paid. As a result, in June 2005, the Company derecognized through other income (expense) the $460,256,000 payable by the Rigas Co-Borrowing Entities to the Rigas Family and Other Rigas Entities. This liability, which was recorded by the Company in connection with the January 1, 2004 consolidation of the Rigas Co-Borrowing Entities, had no legal right of set-off against amounts due to the Rigas Co-Borrowing Entities from the Rigas Family and Other Rigas Entities.

On June 8, 2005, pursuant to the Forfeiture Order, equity ownership of the Rigas Co-Borrowing Entities (other than Coudersport and Bucktail), the debt and equity securities of the Company and certain real estate and other property were forfeited by the Rigas Family and the Rigas Family Entities to the United States. In conjunction with the Forfeiture Order on June 8, 2005, the Company recorded the settlement proceeds at their fair value. The Company determined that the equity interests in the Rigas Co-Borrowing Entities had nominal value as the liabilities of these entities significantly exceed the fair value of their assets. On March 29, 2006, all right, title and interest in the Forfeited Entities held by the Rigas Family and by the Rigas Family Entities prior to the Forfeiture Order were transferred to certain subsidiaries of the Company free and clear of all liens, claims, encumbrances and adverse interests in accordance with the RME Forfeiture Orders, subject to certain limitations set forth in the RME Forfeiture Orders.

On July 28, 2006, the District Court entered the Real Property Forfeiture Orders pursuant to which all right, title and interest previously held by the Rigas Family and the Rigas Family Entities in certain specified real estate and other property were transferred to certain subsidiaries of the Company free and clear of all liens, claims, encumbrances and adverse interests in accordance with the Real Property Forfeiture Orders, subject to certain limitations set forth in the Real Property Forfeiture Orders.

The transfer of all right, title and interest previously held by the Rigas Family and by the Rigas Family Entities in any of the Company’s securities in furtherance of the Non-Prosecution Agreement is expected to occur in accordance with separate, subsequent court documentation.

Also, in connection with the Government Settlement Agreements, the Company agreed to pay the Rigas Family an additional $11,500,000 for legal defense costs, which was paid by the Company in June 2005. The Government Settlement Agreements release the Company from further obligation to provide funding for legal defense costs for the Rigas Family.

As of December 31, 2004, the Company had accrued $2,717,000 of severance for John J. Rigas pursuant to the terms of a May 23, 2002 agreement with John J. Rigas, Timothy J. Rigas, James P. Rigas and Michael J. Rigas. The Government Settlement Agreements release the Company from this severance obligation. Accordingly, the Company derecognized the severance accrual and recognized the benefit of $2,717,000 in June 2005.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4:	Transactions with the Rigas Family and Other Rigas Entities (Continued)

The Company recognized a net benefit from the settlement with the Rigas Family and Other Rigas Entities in June 2005 and has included such net benefit in other income (expense), net in the condensed consolidated statements of operations, as follows (amounts in thousands):

Derecognition of amounts due to the Rigas Family and Other Rigas Entities from the Rigas Co-Borrowing Entities	$460,256
Derecognition of amounts due from the Rigas Family and Other Rigas Entities, net*	(15,405)
Estimated fair value of debt and equity securities and real estate to be conveyed to the Company	34,629
Deconsolidation of Coudersport and Bucktail, net (Note 3)	(12,964)
Legal defense costs for the Rigas Family	(11,500)
Derecognition of severance accrual for John J. Rigas	2,717

Settlement with the Rigas Family and Other Rigas Entities, net	$457,733

*	Represents the December 31, 2004 amounts due from the Rigas Family and Other Rigas Entities of $28,743,000, less the provision for uncollectible amounts of $13,338,000 recognized by the Company for the period from January 1, 2005 through June 8, 2005 (date of the Forfeiture Order) due to a further decline in the fair value of the underlying securities.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5:	Debt

The carrying value of the Company’s debt is summarized below for the indicated periods (amounts in thousands):

	June 30,	December 31,
	2006	2005

Parent and subsidiary debt:
Secured:
DIP Facilities(a)	$954,000	$851,352
Capital lease obligations	5,427	17,546
Unsecured other subsidiary debt	—	286

Parent and subsidiary debt	$959,427	$869,184

Liabilities subject to compromise:
Parent debt—unsecured:(b)
Senior notes	$4,767,565	$4,767,565
Convertible subordinated notes(c)	1,992,022	1,992,022
Senior debentures	129,247	129,247
Pay-in-kind notes	31,847	31,847

Total parent debt	6,920,681	6,920,681

Subsidiary debt:
Secured
Notes payable to banks(d)	2,240,313	2,240,313
Co-Borrowing Facilities(e)	4,576,375	4,576,375
Unsecured
Senior notes	1,105,538	1,105,538
Senior discount notes	342,830	342,830
Zero coupon senior discount notes	755,031	755,031
Senior subordinated notes	208,976	208,976
Other subsidiary debt	121,424	121,424

Total subsidiary debt	9,350,487	9,350,487

Deferred financing fees	(131,059)	(134,208)

Parent and subsidiary debt (Note 2)	$16,140,109	$16,136,960

(a)	DIP Facilities

Third Extended DIP Facility

On March 17, 2006, the Loan Parties entered into the $1,300,000,000 Third Extended DIP Facility, which superseded and replaced in its entirety the Second Extended DIP Facility. The Third Extended DIP Facility was approved by the Bankruptcy Court on March 16, 2006 and closed on March 17, 2006.

The Third Extended DIP Facility generally was scheduled to mature upon the earlier of August 7, 2006 or the occurrence of certain other events, as described in the Third Extended DIP Facility. The Third Extended DIP Facility was comprised of an $800,000,000 revolving Tranche A Loan (including a $500,000,000 letter of credit subfacility) and a $500,000,000 term Tranche B Loan. The Third Extended DIP Facility was secured with a first priority lien on all of the Loan Parties’ unencumbered assets, a priming first priority lien on all assets of the Loan Parties securing their pre-petition bank debt and a junior lien on all other assets of the Loan Parties. The applicable

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5:	Debt (Continued)

margin on loans extended under the Third Extended DIP Facility was reduced (when compared to the Second Extended DIP Facility) to 1.00% per annum in the case of alternate base rate loans and 2.00% per annum in the case of adjusted London interbank offered rate (“LIBOR”) loans, and the commitment fee with respect to the unused portion of the Tranche A Loan is 0.50% per annum (which is the same fee that was charged under the Second Extended DIP Facility).

In connection with the closing of the Third Extended DIP Facility, on March 17, 2006, the Loan Parties borrowed an aggregate of $916,000,000 thereunder and used all such proceeds and a portion of available cash and cash equivalents to repay all of the indebtedness, including accrued and unpaid interest and certain fees and expenses, outstanding under the Second Extended DIP Facility.

From time to time, the Loan Parties and the DIP lenders entered into certain amendments to the terms of the DIP facilities. In addition, from time to time, the Loan Parties received waivers to prevent or cure certain defaults or events of defaults under the DIP facilities. To the extent applicable, all of the waivers and amendments agreed to between the Loan Parties and the DIP lenders under the previous DIP facilities are effective through the maturity date of the Third Extended DIP Facility.

As of June 30, 2006, $454,000,000 under the Tranche A Loan had been drawn and letters of credit totaling $83,941,000 were issued under the Tranche A Loan, leaving availability of $262,059,000 under the Tranche A Loan. Furthermore, as of June 30, 2006, the entire $500,000,000 under the Tranche B Loan was drawn.

In connection with the completion of the Sale Transaction, on the Effective Date, the Loan Parties terminated the Third Extended DIP Facility. In connection with the termination of the Third Extended DIP Facility, the Loan Parties repaid all loans outstanding under the Third Extended DIP Facility and all accrued and unpaid interest thereon, with such payments totaling approximately $986,000,000. In addition, in connection with the termination of the Third Extended DIP Facility the Loan Parties paid all accrued and unpaid fees of the lenders under the Third Extended DIP Facility. In connection with these payments, effective as of the Effective Date, the collateral agent under the Third Extended DIP Facility released any and all liens and security interests on the assets that collateralized the obligations under the Third Extended DIP Facility. As described in Note 8 to the accompanying condensed consolidated financial statements, the Company has issued certain letters of credit under the Third Extended DIP Facility. As a result of the termination of the Third Extended DIP Facility, on the Effective Date, the Company collateralized letters of credit issued under the Third Extended DIP Facility with cash of $87,661,000.

(b)	Parent Debt

All debt of Adelphia is structurally subordinated to the debt of its subsidiaries such that the assets of an indebted subsidiary are used to satisfy the applicable subsidiary debt before being applied to the payment of parent debt.

(c)	Convertible Subordinated Notes

The convertible subordinated notes include: (i) $1,029,876,000 aggregate principal amount of 6% convertible subordinated notes; (ii) $975,000,000 aggregate principal amount of 3.25% convertible subordinated notes; and (iii) unamortized discounts aggregating $12,854,000. Prior to the Forfeiture Order, the Other Rigas Entities held $167,376,000 aggregate principal amount of the 6% notes and $400,000,000 aggregate principal amount of the 3.25% notes. The terms of the 6% notes and 3.25% notes provide for the conversion of such notes into Class A Common Stock (Class B Common Stock in the case of notes held by the Other Rigas Entities) at the option of the holder any time prior to maturity at an initial conversion price of $55.49 per share and $43.76 per share, respectively.

The transfer of all right, title and interest previously held by the Rigas Family and by the Rigas Family Entities in any of the Company’s securities, including the 6% notes and the 3.25% notes, in furtherance of the Non-

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5:	Debt (Continued)

Prosecution Agreement is expected to occur in accordance with separate, subsequent court documentation. The Company will recognize the benefits of such conveyance when it occurs. For additional information, see Note 8.

(d)	Notes Payable to Banks

The Company expects to pay $1,623,000,000 of pre-petition debt obligations, plus accrued interest of $10,272,000, of which $1,248,206,000 was paid on the Effective Date, to certain banks in the third quarter of 2006 in accordance with the JV Plan.

(e)	Co-Borrowing Facilities

The co-borrowing facilities represent the aggregate amount outstanding pursuant to three separate co-borrowing facilities dated May 6, 1999, April 14, 2000 and September 28, 2001 (the “Co-Borrowing Facilities”). Each co-borrower is jointly and severally liable for the entire amount of the indebtedness under the applicable Co-Borrowing Facility regardless of whether that co-borrower actually borrowed that amount under such Co-Borrowing Facility. All amounts outstanding under Co-Borrowing Facilities at June 30, 2006 and December 31, 2005 represent pre-petition liabilities that have been classified as liabilities subject to compromise in the accompanying condensed consolidated balance sheets.

Other Debt Matters

Due to the commencement of the Chapter 11 proceedings and the Company’s failure to comply with certain financial covenants, the Company is in default on substantially all of its pre-petition debt obligations. Except as otherwise may be determined by the Bankruptcy Court, the automatic stay protection afforded by the Chapter 11 proceedings prevents any action from being taken against any of the Debtors with regard to any of the defaults under the pre-petition debt obligations. With the exception of the Company’s capital lease obligations and a portion of other subsidiary debt, all of the pre-petition obligations are classified as liabilities subject to compromise in the accompanying condensed consolidated balance sheets. For additional information, see Note 2.

Interest Rate Derivative Agreements

At the Petition Date, all of the Company’s derivative financial instruments had been settled or have since been settled except for one fixed rate swap, one variable rate swap and one interest rate collar. As the settlement of the remaining derivative financial instruments will be determined by the Bankruptcy Court, the $3,486,000 fair value of the liability associated with the derivative financial instruments at the Petition Date has been classified as a liability subject to compromise in the accompanying condensed consolidated balance sheets.

Note 6:	Segments

The Company identifies reportable segments as those consolidated segments that represent 10% or more of the combined revenue, net earnings or loss, or total assets of all of the Company’s operating segments as of and for the period ended on the most recent balance sheet date presented. Operating segments that do not meet this threshold are aggregated for segment reporting purposes within the “corporate and other” column. As of June 30, 2006, the Company’s only reportable operating segment was its “cable” segment. The cable segment included the Company’s cable system operations (including consolidated subsidiaries, equity method investments and variable interest entities) that provided the distribution of analog and digital video programming and high-speed Internet (“HSI”) services to customers, for a monthly fee, through a network of fiber optic and coaxial cables. This segment also included the Company’s media services (advertising sales) business. The reportable cable segment included five

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6:	Segments (Continued)

operating regions that have been combined as one reportable segment because all of such regions had similar economic characteristics.

Selected financial information concerning the Company’s current operating segments is presented below for the indicated periods (amounts in thousands):

		Corporate
	Cable	and other	Eliminations	Total

Operating and Capital Expenditure Data:
Three months ended June 30, 2006
Revenue	$1,196,453	$1,826	$—	$1,198,279
Operating income (loss)	182,701	(13,389)	—	169,312
Capital expenditures for property and equipment	134,747	1,046	—	135,793
Three months ended June 30, 2005
Revenue	$1,100,013	$3,210	$—	$1,103,223
Operating income (loss)	104,641	(30,077)	—	74,564
Capital expenditures for property and equipment	182,537	11,400	—	193,937
Six months ended June 30, 2006
Revenue	$2,344,935	$3,066	$—	$2,348,001
Operating income (loss)	325,569	(24,606)	—	300,963
Capital expenditures for property and equipment	280,268	4,353	—	284,621
Six months ended June 30, 2005
Revenue	$2,161,943	$10,282	$—	$2,172,225
Operating income (loss)	183,443	(37,326)	—	146,117
Capital expenditures for property and equipment	326,791	11,400	—	338,191
Balance Sheet Information:
Total assets
As of June 30, 2006	$12,436,178	$3,171,063	$(2,831,674)	$12,775,567
As of December 31, 2005	12,562,225	3,309,331	(2,997,546)	12,874,010

The Company did not derive more than 10% of its revenue from any one customer during the three months and six months ended June 30, 2006 and 2005. The Company’s long-lived assets related to its foreign operations were $7,215,000 and $6,517,000 as of June 30, 2006 and December 31, 2005, respectively. The Company’s revenue related to its foreign operations was $5,550,000 and $4,365,000 during the three months ended June 30, 2006 and 2005, respectively, and $11,473,000 and $8,656,000 during the six months ended June 30, 2006 and 2005, respectively. The Company’s assets and revenue related to its foreign operations were not significant to the Company’s financial position or results of operations, respectively, during any of the periods presented.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7:	Comprehensive Income (Loss)

The Company’s comprehensive income (loss), net of tax, for the indicated periods was as follows (amounts in thousands):

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005

Net income (loss)	$(11,296)	$291,038	$(182,912)	$208,296
Other comprehensive income (loss):
Foreign currency translation adjustments	(45)	(2,536)	(2,155)	(7,633)
Unrealized gains on securities, net of tax	34	773	18	798

Other comprehensive loss, net of tax	(11)	(1,763)	(2,137)	(6,835)

Comprehensive income (loss), net	$(11,307)	$289,275	$(185,049)	$201,461

Note 8:	Contingencies

Reorganization Expenses due to Bankruptcy and Professional Fees

The Company is aware of certain success fees that potentially could be paid upon the Company’s emergence from bankruptcy to third party financial advisers retained by the Company and Committees in connection with the Chapter 11 Cases. Currently, these success fees are estimated to be $6,500,000 in the aggregate. In addition, pursuant to their employment agreements, the CEO and the COO of the Company are eligible to receive equity awards of Adelphia stock with a minimum aggregate fair value of $17,000,000 upon the Debtors’ emergence from bankruptcy. Under the employment agreements, the value of such equity awards will be determined based on the average trading price of the post-emergence common stock of Adelphia during the 15 trading days immediately preceding the 90th day following the date of emergence. Pursuant to the employment agreements, these equity awards, which will be subject to vesting and trading restrictions, may be increased up to a maximum aggregate value of $25,500,000 at the discretion of the Board.

On June 9, 2006, the Debtors filed a motion (the “CEO/COO Motion”) with the Bankruptcy Court seeking authority to amend the provisions of these employment agreements with the CEO and COO relating to Emergence Awards (a fixed amount Initial Equity Award and a discretionary Emergence Date Special Award, each as defined in their respective employment agreement) (the “Amendments”). On August 8, 2006, the Bankruptcy Court authorized the Amendment relating to the COO, which authorized the Company to pay the COO $6,800,000 in cash in lieu of the Initial Equity Award and, subject to the discretion of the Board, up to $3,400,000 in cash in lieu of the Emergence Date Special Award of restricted shares. In exchange for the Emergence Awards, the Company’s COO will execute a release of any claims for additional compensation other than such Emergence Awards. The CEO/COO Motion was adjourned as to the Company’s CEO until September 12, 2006. If the CEO/COO Motion is approved as to the relief relating to the Company’s CEO, the Company will be authorized to pay the CEO $10,200,000 in cash in lieu of the Initial Equity Award and, subject to the discretion of the Board, up to $5,100,000 in cash in lieu of the Emergence Date Special Award of restricted shares, and the CEO will execute a release of any claims for additional compensation other than such Emergence Awards.

Letters of Credit

The Company has issued standby letters of credit for the benefit of franchise authorities and other parties, most of which have been issued to an intermediary surety bonding company. All such letters of credit will expire no later than October 7, 2006. At June 30, 2006, the aggregate principal amount of letters of credit issued by the Company was $84,831,000, of which $83,941,000 was issued under the Third Extended DIP Facility and $890,000 was collateralized by cash. Letters of credit issued under the DIP facilities reduce the amount that may be borrowed

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8:	Contingencies (Continued)

under the DIP facilities. As a result of the termination of the Third Extended DIP Facility as described in Notes 2 and 5 in the accompanying condensed consolidated financial statements, on the Effective Date, the Company collateralized letters of credit issued under the Third Extended DIP Facility with cash of $87,661,000.

Litigation Matters

General.  The Company follows Statement of Financial Accounting Standards (“SFAS”) No. 5, Accounting for Contingencies, in determining its accruals and disclosures with respect to loss contingencies. Accordingly, estimated losses from loss contingencies are accrued by a charge to income when information available indicates that it is probable that an asset had been impaired or a liability had been incurred and the amount of the loss can be reasonably estimated. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is reasonably possible that a loss may be incurred.

SEC Civil Action and the United States Department of Justice (“DoJ”) Investigation.  On July 24, 2002, the SEC Civil Action was filed against Adelphia, certain members of the Rigas Family and others, alleging various securities fraud and improper books and records claims arising out of actions allegedly taken or directed by certain members of the Rigas Family who held all of the senior executive positions at Adelphia and constituted five of the nine members of Adelphia’s board of directors (none of whom remain with the Company).

On December 3, 2003, the SEC filed a proof of claim in the Chapter 11 Cases against Adelphia for, among other things, penalties, disgorgement and prejudgment interest in an unspecified amount. The staff of the SEC told the Company’s advisors that its asserted claims for disgorgement and civil penalties under various legal theories could amount to billions of dollars. On July 14, 2004, the Creditors’ Committee initiated an adversary proceeding seeking, in effect, to subordinate the SEC’s claims based on the SEC Civil Action.

On April 25, 2005, after extensive negotiations with the SEC and the U.S. Attorney, the Company entered into the Non-Prosecution Agreement pursuant to which the Company agreed, among other things: (i) to contribute $715,000,000 in value to a fund to be established and administered by the United States Attorney General and the SEC for the benefit of investors harmed by the activities of prior management (the “Restitution Fund”); (ii) to continue to cooperate with the U.S. Attorney until the later of April 25, 2007, or the date upon which all prosecutions arising out of the conduct described in the Rigas Criminal Action (as described below) and SEC Civil Action are final; and (iii) not to assert claims against the Rigas Family except for John J. Rigas, Timothy J. Rigas and Michael J. Rigas (together, the “Excluded Parties”), provided that Michael J. Rigas will cease to be an Excluded Party if all currently pending criminal proceedings against him are resolved without a felony conviction on a charge involving fraud or false statements (other than false statements to the U.S. Attorney or the SEC). On November 23, 2005, Michael J. Rigas pled guilty to a violation of Title 47, U.S. Code, Section 220(e) for making a false entry in a Company record (a form required to be filed with the SEC), and on March 3, 2006, was sentenced to two years of probation, including ten months of home confinement.

As a result of the Sale Transaction, the Company’s contribution to the Restitution Fund will consist of $600,000,000 in cash and stock (with at least $200,000,000 in cash) and 50% of the first $230,000,000 of future proceeds, if any, from certain litigation against third parties who injured the Company. Unless extended on consent of the U.S. Attorney and the SEC, which consent may not be unreasonably withheld, the Company must make these payments on or before the earlier of: (i) October 15, 2006; (ii) 120 days after confirmation of a stand-alone plan of reorganization; or (iii) seven days after the first distribution of stock or cash to creditors under any plan of reorganization (the SEC on behalf of itself and the U.S. Attorney has informed the Company that such distribution under the JV Plan does not create an obligation to make the restitution payment). The Company recorded charges of $425,000,000 and $175,000,000 during 2004 and 2002, respectively, related to the Non-Prosecution Agreement.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8:	Contingencies (Continued)

The U.S. Attorney agreed: (i) not to prosecute Adelphia or specified subsidiaries of Adelphia for any conduct (other than criminal tax violations) related to the Rigas Criminal Action (defined below) or the allegations contained in the SEC Civil Action; (ii) not to use information obtained through the Company’s cooperation with the U.S. Attorney to criminally prosecute the Company for tax violations; and (iii) to transfer to the Company all of the Forfeited Entities, certain specified real estate and other property forfeited by the Rigas Family and by the Rigas Family Entities and any securities of the Company that were directly or indirectly owned by the Rigas Family and by the Rigas Family Entities prior to forfeiture. The U.S. Attorney agreed with the Rigas Family not to require forfeiture of Coudersport and Bucktail (which together served approximately 5,000 subscribers (unaudited) as of the date of the Forfeiture Order). A condition precedent to the Company’s obligation to make the contribution to the Restitution Fund described in the preceding paragraph is the Company’s receipt of title to the Forfeited Entities, certain specified real estate and other property and any securities described above forfeited by the Rigas Family and by the Rigas Family Entities, free and clear of all liens, claims, encumbrances or adverse interests. The Forfeited Entities transferred to the Company pursuant to the RME Forfeiture Orders represent the overwhelming majority of the Rigas Co-Borrowing Entities’ subscribers and value.

Also on April 25, 2005, the Company consented to the entry of a final judgment in the SEC Civil Action resolving the SEC’s claims against the Company. Pursuant to this agreement, the Company will be permanently enjoined from violating various provisions of the federal securities laws, and the SEC has agreed that if the Company makes the $715,000,000 contribution to the Restitution Fund, then the Company will not be required to pay disgorgement or a civil monetary penalty to satisfy the SEC’s claims.

Pursuant to letter agreements with TW NY and Comcast, the U.S. Attorney has agreed, notwithstanding any failure by the Company to comply with the Non-Prosecution Agreement, that it will not criminally prosecute any of the joint venture entities or their subsidiaries purchased from the Company by TW NY or Comcast pursuant to the asset purchase agreements dated April 20, 2005, as amended (the “Purchase Agreements”). Under such letter agreements, each of TW NY and Comcast have agreed that following the closing of the Sale Transaction they will cooperate with the relevant governmental authorities’ requests for information about the Company’s operations, finances and corporate governance between 1997 and confirmation of the Debtors’ plan of reorganization. The sole and exclusive remedy against TW NY or Comcast for breach of any obligation in the letter agreements is a civil action for breach of contract seeking specific performance of such obligations. In addition, TW NY and Comcast entered into letter agreements with the SEC agreeing that upon and after the closing of the Sale Transaction, TW NY, Comcast and their respective affiliates (including the joint venture entities transferred pursuant to the Purchase Agreements) will not be subject to, or have any obligation under, the final judgment consented to by the Company in the SEC Civil Action.

The Non-Prosecution Agreement was subject to the approval of, and has been approved by, the Bankruptcy Court. Adelphia’s consent to the final judgment in the SEC Civil Action was subject to the approval of, and has been approved by, both the Bankruptcy Court and the District Court. Various parties have challenged and sought appellate review or reconsideration of the orders of the Bankruptcy Court approving these settlements. The District Court affirmed the Bankruptcy Court’s approval of the Non-Prosecution Agreement, Adelphia’s consent to the final judgment in the SEC Civil Action and the Adelphia-Rigas Settlement Agreement (defined below). On March 24, 2006, various parties appealed the District Court’s order affirming the Bankruptcy Court’s approval to the United States Court of Appeals for the Second Circuit (the “Second Circuit”). Adelphia has moved to dismiss that appeal on the grounds that it is moot, amounts to an impermissible collateral attack on the 363 Approval Order and is barred by res judicata. The appeal from the District Court’s order affirming the Bankruptcy Court’s approval and Adelphia’s motion to dismiss that appeal are pending before the Second Circuit. The order of the District Court approving Adelphia’s consent to the final judgment in the SEC Civil Action has not been appealed. The appeals of the District

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8:	Contingencies (Continued)

Court’s approval of the Government-Rigas Settlement Agreement (defined below) and the creation of the Restitution Fund have been denied by the Second Circuit.

Adelphia’s Lawsuit Against the Rigas Family.  On July 24, 2002, Adelphia filed a complaint in the Bankruptcy Court against John J. Rigas, Michael J. Rigas, Timothy J. Rigas, James P. Rigas, James Brown, Michael C. Mulcahey, Peter L. Venetis, Doris Rigas, Ellen Rigas Venetis and the Rigas Family Entities (the “Rigas Civil Action”). This action generally alleged the defendants misappropriated billions of dollars from the Company in breach of their fiduciary duties to Adelphia. On November 15, 2002, Adelphia filed an amended complaint against the defendants that expanded upon the facts alleged in the original complaint and alleged violations of the Racketeering Influenced and Corrupt Organizations (“RICO”) Act, breach of fiduciary duty, securities fraud, fraudulent concealment, fraudulent misrepresentation, conversion, waste of corporate assets, breach of contract, unjust enrichment, fraudulent conveyance, constructive trust, inducing breach of fiduciary duty, and a request for an accounting (the “Amended Complaint”). The Amended Complaint sought relief in the form of, among other things, treble and punitive damages, disgorgement of monies and securities obtained as a consequence of the Rigas Family’s improper conduct and attorneys’ fees.

On April 25, 2005, Adelphia and the Rigas Family entered into a settlement agreement with respect to the Rigas Civil Action (the “Adelphia-Rigas Settlement Agreement”), pursuant to which Adelphia agreed, among other things: (i) to pay $11,500,000 to a legal defense fund for the benefit of the Rigas Family; (ii) to provide management services to Coudersport and Bucktail for an interim period ending no later than December 31, 2005 (“Interim Management Services”); (iii) to indemnify Coudersport and Bucktail, and the Rigas Family’s (other than the Excluded Parties’) interest therein, against claims asserted by the lenders under the Co-Borrowing Facilities with respect to such indebtedness up to the fair market value of those entities (without regard to their obligations with respect to such indebtedness); (iv) to provide certain members of the Rigas Family with certain indemnities, reimbursements or other protections in connection with certain third party claims arising out of Company litigation, and in connection with claims against certain members of the Rigas Family by any of the Tele-Media Joint Ventures or Century/ML Cable Venture (“Century/ML Cable”); and (v) within ten business days of the date on which the consent order of forfeiture is entered, dismiss the Rigas Civil Action, except for claims against the Excluded Parties. The Rigas Family agreed: (i) to make certain tax elections, under certain circumstances, with respect to the Forfeited Entities; (ii) to pay Adelphia five percent of the gross operating revenue of Coudersport and Bucktail for the Interim Management Services; and (iii) to offer employment to certain Coudersport and Bucktail employees on terms and conditions that, in the aggregate, are no less favorable to such employees (other than any employees who were expressly excluded by written notice to Adelphia received by July 1, 2005) than their terms of employment with the Company.

Pursuant to the Adelphia-Rigas Settlement Agreement, on June 21, 2005, the Company filed a dismissal with prejudice of all claims in this action except against the Excluded Parties.

This settlement was subject to the approval of, and has been approved by, the Bankruptcy Court. Various parties have challenged and sought appellate review or reconsideration of the order of the Bankruptcy Court approving this settlement. The appeals of the Bankruptcy Court’s approval remain pending.

Rigas Criminal Action.  In connection with an investigation conducted by the DoJ, on July 24, 2002, certain members of the Rigas Family and certain alleged co-conspirators were arrested, and on September 23, 2002, were indicted by a grand jury on charges including fraud, securities fraud, bank fraud and conspiracy to commit fraud (the “Rigas Criminal Action”). On November 14, 2002, one of the Rigas Family’s alleged co-conspirators, James Brown, pleaded guilty to one count each of conspiracy, securities fraud and bank fraud. On January 10, 2003, another of the Rigas Family’s alleged co-conspirators, Timothy Werth, who had not been arrested with the others on July 24, 2002, pleaded guilty to one count each of securities fraud, conspiracy to commit securities fraud, wire fraud

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

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Note 8:	Contingencies (Continued)

and bank fraud. The trial in the Rigas Criminal Action began on February 23, 2004 in the District Court. On July 8, 2004, the jury returned a partial verdict in the Rigas Criminal Action. John J. Rigas and Timothy J. Rigas were each found guilty of conspiracy (one count), bank fraud (two counts), and securities fraud (15 counts) and not guilty of wire fraud (five counts). Michael J. Mulcahey was acquitted of all 23 counts against him. The jury found Michael J. Rigas not guilty of conspiracy and wire fraud, but remained undecided on the securities fraud and bank fraud charges against him. On July 9, 2004, the court declared a mistrial on the remaining charges against Michael J. Rigas after the jurors were unable to reach a verdict as to those charges. The bank fraud charges against Michael J. Rigas have since been dismissed with prejudice. On March 17, 2005, the District Court denied the motion of John J. Rigas and Timothy J. Rigas for a new trial. On June 20, 2005, John J. Rigas and Timothy J. Rigas were convicted and sentenced to 15 years and 20 years in prison, respectively. John J. Rigas and Timothy J. Rigas have appealed their convictions and sentences and remain free on bail pending resolution of their appeals. On November 23, 2005, Michael J. Rigas pled guilty to a violation of Title 47, U.S. Code, Section 220(e) for making a false entry in a Company record (a form required to be filed with the SEC), and on March 3, 2006, was sentenced to two years of probation, including ten months of home confinement.

The indictment against the Rigas Family included a request for entry of a money judgment in an amount exceeding $2,500,000,000 and for entry of an order of forfeiture of all interests of the convicted Rigas defendants in the Rigas Family Entities. On December 10, 2004, the DoJ filed an application for a preliminary order of forfeiture finding John J. Rigas and Timothy J. Rigas jointly and severally liable for personal money judgments in the amount of $2,533,000,000.

On April 25, 2005, the Rigas Family and the U.S. Attorney entered into a settlement agreement (the “Government-Rigas Settlement Agreement”), pursuant to which the Rigas Family agreed to forfeit: (i) all of the Forfeited Entities; (ii) certain specified real estate and other property; and (iii) all securities in the Company directly or indirectly owned by the Rigas Family. The U.S. Attorney agreed: (i) not to seek additional monetary penalties from the Rigas Family, including the request for a money judgment as noted above; (ii) from the proceeds of certain assets forfeited by the Rigas Family, to establish the Restitution Fund for the purpose of providing restitution to holders of the Company’s publicly traded securities; and (iii) to inform the District Court of this agreement at the sentencing of John J. Rigas and Timothy J. Rigas.

Pursuant to the Forfeiture Order, all right, title and interest of the Rigas Family and Rigas Family Entities in the Forfeited Entities, certain specified real estate and other property and any securities of the Company were forfeited to the United States. On August 19, 2005, the Company filed a petition with the District Court seeking an order transferring title to these assets and securities to the Company. Since that time, petitions have been filed by three lending banks, each asserting an interest in the Forfeited Entities for the purpose, according to the petitions, of protecting against the contingency that the Bankruptcy Court approval of certain settlement agreements is overturned on appeal. In addition, petitions have been filed by two local franchising authorities with respect to two of the Forfeited Entities, by two mechanic’s lienholders with respect to two of the forfeited real properties and by a school district with respect to one of the forfeited real properties. The Company’s petition also asserted claims to the forfeited properties on behalf of two entities, Century/ML Cable and Super Cable ALK International, A.A. (Venezuela), in which the Company no longer holds an interest. Pursuant to the RME Forfeiture Orders, on March 29, 2006, all right, title and interest in the Forfeited Entities held by the Rigas Family and by the Rigas Family Entities prior to the Forfeiture Order were transferred to certain subsidiaries of the Company free and clear of all liens, claims, encumbrances and adverse interests in accordance with the RME Forfeiture Orders, subject to certain limitations set forth in the RME Forfeiture Orders. On July 28, 2006, the District Court entered the Real Property Forfeiture Orders pursuant to which all right, title and interest previously held by the Rigas Family and the Rigas Family Entities in certain specified real estate and other property were transferred to certain subsidiaries of the Company free and clear of all liens, claims, encumbrances and adverse interests in accordance with the Real

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Property Forfeiture Orders, subject to certain limitations set forth in the Real Property Forfeiture Orders. The transfer of all right, title and interest previously held by the Rigas Family and by the Rigas Family Entities in any of the Company’s securities in furtherance of the Non-Prosecution Agreement is expected to occur in accordance with separate, subsequent court documentation. The government has requested that its next status report to the District Court regarding the forfeiture proceedings be submitted on September 12, 2006.

The Company was not a defendant in the Rigas Criminal Action, but was under investigation by the DoJ regarding matters related to alleged wrongdoing by certain members of the Rigas Family. Upon approval of the Non-Prosecution Agreement, Adelphia and specified subsidiaries are no longer subject to criminal prosecution (other than for criminal tax violations) by the U.S. Attorney for any conduct related to the Rigas Criminal Action or the allegations contained in the SEC Civil Action, so long as the Company complies with its obligations under the Non-Prosecution Agreement.

Securities and Derivative Litigation.  Certain of the Debtors and certain former officers, directors and advisors have been named as defendants in a number of lawsuits alleging violations of federal and state securities laws and related claims. These actions generally allege that the defendants made materially misleading statements understating the Company’s liabilities and exaggerating the Company’s financial results in violation of securities laws.

In particular, beginning on April 2, 2002, various groups of plaintiffs filed more than 30 class action complaints, purportedly on behalf of certain of the Company’s shareholders and bondholders or classes thereof in federal court in Pennsylvania. Several non-class action lawsuits were brought on behalf of individuals or small groups of security holders in federal courts in Pennsylvania, New York, South Carolina and New Jersey, and in state courts in New York, Pennsylvania, California and Texas. Seven derivative suits were also filed in federal and state courts in Pennsylvania, and four derivative suits were filed in state court in Delaware. On May 6, 2002, a notice and proposed order of dismissal without prejudice was filed by the plaintiff in one of these four Delaware derivative actions. The remaining three Delaware derivative actions were consolidated on May 22, 2002. On February 10, 2004, the parties stipulated and agreed to the dismissal of these consolidated actions with prejudice.

The complaints, which named as defendants the Company, certain former officers and directors of the Company and, in some cases, the Company’s former auditors, lawyers, as well as financial institutions who worked with the Company, generally allege that, among other improper statements and omissions, defendants misled investors regarding the Company’s liabilities and earnings in the Company’s public filings. The majority of these actions assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 10b-5. Certain bondholder actions assert claims for violation of Section 11 and/or Section 12(a) (2) of the Securities Act of 1933. Certain of the state court actions allege various state law claims.

On July 23, 2003, the Judicial Panel on Multidistrict Litigation issued an order transferring numerous civil actions to the District Court for consolidated or coordinated pre-trial proceedings (the “MDL Proceedings”).

On September 15, 2003, proposed lead plaintiffs and proposed co-lead counsel in the consolidated class action were appointed in the MDL Proceedings. On December 22, 2003, lead plaintiffs filed a consolidated class action complaint. Motions to dismiss have been filed by various defendants. Beginning in the spring of 2005, the court in the MDL Proceedings granted in part various motions to dismiss relating to many of the actions, while granting leave to replead some claims. As a result of the filing of the Chapter 11 Cases and the protections of the automatic stay, the Company is not named as a defendant in the amended complaint, but is a non-party. The parties have continued to brief pleading motions, and no answer to the consolidated class action complaint, or the other actions, has been filed. The consolidated class action complaint seeks monetary damages of an unspecified amount, rescission and reasonable costs and expenses and such other relief as the court may deem just and proper. The individual actions against the Company also seek damages of an unspecified amount.

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On May 23, 2006, the lead plaintiffs, the named plaintiffs and the class reached a settlement with Deloitte & Touche LLP (“Deloitte”). On June 7, 2006, the lead plaintiffs, the named plaintiffs and the class reached a settlement with the financial institutions. The District Court entered an order preliminarily approving the settlements and set a hearing date of November 10, 2006 to consider final approval of the settlements.

Pursuant to Section 362 of the Bankruptcy Code, all of the securities and derivative claims that were filed against the Company before the bankruptcy filings are automatically stayed and not proceeding as to the Company.

The Company cannot predict the outcome of these proceedings or estimate the possible effects on the financial condition or results of operations of the Company.

Acquisition Actions.  After the alleged misconduct of certain members of the Rigas Family was publicly disclosed, three actions were filed in May and June 2002 against the Company by former shareholders of companies that the Company acquired, in whole or in part, through stock transactions. These actions allege that the Company improperly induced these former shareholders to enter into these stock transactions through misrepresentations and omissions, and the plaintiffs seek monetary damages and equitable relief through rescission of the underlying acquisition transactions.

Two of these proceedings have been filed with the American Arbitration Association alleging violations of federal and state securities laws, breaches of representations and warranties and fraud in the inducement. One of these proceedings seeks rescission, compensatory damages and pre-judgment relief, and the other seeks specific performance. The third action alleges fraud and seeks rescission, damages and attorneys’ fees. This action was originally filed in a Colorado State Court, and subsequently was removed by the Company to the United States District Court for the District of Colorado. The Colorado State Court action was closed administratively on July 16, 2004, subject to reopening if and when the automatic bankruptcy stay is lifted or for other good cause shown. These actions have been stayed pursuant to the automatic stay provisions of Section 362 of the Bankruptcy Code.

The Company cannot predict the outcome of these proceedings or estimate the possible effects on the financial condition or results of operations of the Company.

ML Media Litigation.  Adelphia and ML Media Partners, L.P. (“ML Media”) have been involved in a longstanding dispute concerning Century/ML Cable’s management, the buy/sell rights of ML Media and various other matters.

In March 2000, ML Media brought suit against Century, Adelphia and Arahova Communications, Inc. (“Arahova”) in the Supreme Court of the State of New York, seeking, among other things: (i) the dissolution of Century/ML Cable and the appointment of a receiver to sell Century/ML Cable’s assets; (ii) if no receiver was appointed, an order authorizing ML Media to conduct an auction for the sale of Century/ML Cable’s assets to an unrelated third party and enjoining Adelphia from interfering with or participating in that process; (iii) an order directing the defendants to comply with the Century/ML Cable joint venture agreement with respect to provisions relating to governance matters and the budget process; and (iv) compensatory and punitive damages. The parties negotiated a consent order that imposed various consultative and reporting requirements on Adelphia and Century as well as restrictions on Century’s ability to make capital expenditures without ML Media’s approval. Adelphia and Century were held in contempt of that order in early 2001.

In connection with the December 13, 2001 settlement of the above dispute, Adelphia, Century/ML Cable, ML Media and Highland Holdings, a general partnership then owned and controlled by members of the Rigas Family (“Highland”), entered into a Leveraged Recapitalization Agreement (the “Recap Agreement”), pursuant to which Century/ML Cable agreed to redeem ML Media’s 50% interest in Century/ML Cable (the “Redemption”) on or before September 30, 2002 for a purchase price between $275,000,000 and $279,800,000 depending on the timing of the Redemption, plus interest. Among other things, the Recap Agreement provided that: (i) Highland would

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arrange debt financing for the Redemption; (ii) Highland, Adelphia and Century would jointly and severally guarantee debt service on debt financing for the Redemption on and after the closing of the Redemption; and (iii) Highland and Century would own 60% and 40% interests, respectively, in the recapitalized Century/ML Cable. Under the terms of the Recap Agreement, Century’s 50% interest in Century/ML Cable was pledged to ML Media as collateral for the Company’s obligations.

On September 30, 2002, Century/ML Cable filed a voluntary petition to reorganize under Chapter 11 in the Bankruptcy Court. Century/ML Cable was operating its business as a debtor-in-possession.

By an order of the Bankruptcy Court dated September 17, 2003, Adelphia and Century rejected the Recap Agreement, effective as of such date.

Adelphia, Century, Highland, Century/ML Cable and ML Media have been engaged in litigation regarding the enforceability of the Recap Agreement. On April 15, 2004, the Bankruptcy Court indicated that it would dismiss all counts of Adelphia’s challenge to the enforceability of the Recap Agreement except for its allegation that ML Media aided and abetted a breach of fiduciary duty in connection with the execution of the Recap Agreement. The Bankruptcy Court also indicated that it would allow Century/ML Cable’s counterclaim to avoid the Recap Agreement as a constructive fraudulent conveyance to proceed.

ML Media has alleged that it was entitled to elect recovery of either $279,800,000, plus costs and interest in exchange for its interest in Century/ML Cable, or up to the difference between $279,800,000 and the fair market value of its interest in Century/ML Cable, plus costs, interest and revival of the state court claims described above.

On June 3, 2005, Century entered into an interest acquisition agreement with San Juan Cable, LLC (“San Juan Cable”), Century/ML Cable, Century-ML Cable Corporation (a subsidiary of Century/ML Cable) and ML Media, (the “IAA”), pursuant to which Century and ML Media agreed to sell their interests in Century/ML Cable for $520,000,000 (subject to potential purchase price adjustments as defined in the IAA) to San Juan Cable. On August 9, 2005, Century/ML Cable filed its plan of reorganization (the “Century/ML Plan”) and its related disclosure statement (the “Century/ML Disclosure Statement”) with the Bankruptcy Court. On August 18, 2005, the Bankruptcy Court approved the Century/ML Disclosure Statement. On September 7, 2005, the Bankruptcy Court confirmed the Century/ML Plan, which is designed to satisfy the conditions of the IAA with San Juan Cable and provides that all third-party claims will either be paid in full or assumed by San Juan Cable under the terms set forth in the IAA. On October 31, 2005, the sale of Century/ML Cable to San Juan Cable (the “Century/ML Sale”) was consummated and the Century/ML Plan became effective. Neither the Century/ML Sale nor the effectiveness of the Century/ML Plan resolved the pending litigation among Adelphia, Century, Highland, Century/ML Cable and ML Media. Upon consummation of the Century/ML Sale, one-half of the net proceeds was placed in an escrow account for the benefit of ML Media (the “ML Media Escrow”) and one-half of the net proceeds was placed in an escrow account for the benefit of Century (the “Century Escrow”). Pursuant to the IAA and the Century/ML Plan, Adelphia was granted control over Century/ML Cable’s counterclaims in the litigation. Adelphia has since withdrawn Century/ML Cable’s counterclaim to avoid the Recap Agreement as a constructive fraudulent conveyance. On November 23, 2005, Adelphia and Century filed their first amended answer, affirmative defenses and counterclaims. On January 13, 2006, ML Media replied to Adelphia’s and Century’s amended counterclaims and moved for summary judgment against Adelphia and Century on both Adelphia’s and Century’s remaining counterclaims and the issue of Adelphia’s and Century’s liability. Adelphia and Century filed their response to ML Media’s summary judgment motion, as well as cross-motions for summary judgment, on March 13, 2006.

Adelphia, Century, ML Media and the post-confirmation bankruptcy estate of Century/ML Cable (the “Estate”) entered into a settlement agreement and mutual general release, dated as of May 11, 2006, which resolves all disputes among the parties (the “Settlement Agreement”). The Company recorded a loss of $64,038,000 related to the Settlement Agreement during the first quarter of 2006 in other income (expense), net. On May 22,

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2006, the Bankruptcy Court entered an order approving the Settlement Agreement (the “Approval Order”), which became final on June 2, 2006. Pursuant to the Settlement Agreement, (i) ML Media and Century have released the ML Media Escrow to ML Media; (ii) Adelphia and Century are obligated to perform all obligations of the sellers under the IAA and have the right to exercise substantially all of the rights of sellers under the IAA and to settle all claims against the Estate, (iii) ML Media transferred substantially all of its rights with respect to the IAA and the Estate (including the right to receive ML Media’s portion of undistributed funds totaling approximately $23,000,000) to a new escrow account (the “New Escrow”), (iv) Adelphia and Century are obligated to indemnify ML Media against certain liabilities and expenses arising out of the IAA; (v) ML Media on the one hand, and Century and Adelphia on the other hand, will dismiss all pending litigation against each other, and mutual releases are now effective, (vi) Century made a payment to ML Media from the Century Escrow of $87,117,000 and (vii) the New Escrow and the balance of the Century Escrow, totaling $178,400,000 was released to Century.

Based on current facts, the Company does not anticipate that its obligations with respect to the IAA will have a material adverse effect on the Company’s financial condition or results of operations.

The X Clause Litigation.  On December 29, 2003, the ad hoc committee of holders of Adelphia’s 6% and 3.25% convertible subordinated notes (collectively, the “Subordinated Notes”), together with the Bank of New York, the indenture trustee for the Subordinated Notes (collectively, the “X Clause Plaintiffs”), commenced an adversary proceeding against Adelphia in the Bankruptcy Court. The X Clause Plaintiffs’ complaint sought a judgment declaring that the subordination provisions in the indentures for the Subordinated Notes were not applicable to an Adelphia plan of reorganization in which constituents receive common stock of Adelphia and that the Subordinated Notes are entitled to share pari passu in the distribution of any common stock of Adelphia given to holders of senior notes of Adelphia.

The basis for the X Clause Plaintiffs’ claim is a provision in the applicable indentures, commonly known as the “X Clause,” which provides that any distributions under a plan of reorganization comprised solely of “Permitted Junior Securities” are not subject to the subordination provision of the Subordinated Notes indenture. The X Clause Plaintiffs asserted that, under their interpretation of the applicable indentures, a distribution of a single class of new common stock of Adelphia would meet the definition of “Permitted Junior Securities” set forth in the indentures, and therefore be exempt from subordination.

On February 6, 2004, Adelphia filed its answer to the complaint, denying all of its substantive allegations. Thereafter, both the X Clause Plaintiffs and Adelphia cross-moved for summary judgment with both parties arguing that their interpretation of the X Clause was correct as a matter of law. The indenture trustee for the Adelphia senior notes (the “Senior Notes Trustee”) also intervened in the action and, like Adelphia, moved for summary judgment arguing that the X Clause Plaintiffs were subordinated to holders of senior notes with respect to any distribution of common stock under a plan of reorganization. In addition, the Creditors’ Committee also moved to intervene and, thereafter, moved to dismiss the X Clause Plaintiffs’ complaint on the grounds, among others, that it did not present a justiciable case or controversy and therefore was not ripe for adjudication. In a written decision, dated April 12, 2004, the Bankruptcy Court granted the Creditors’ Committee’s motion to dismiss without ruling on the merits of the various cross-motions for summary judgment. The Bankruptcy Court’s dismissal of the action was without prejudice to the X Clause Plaintiffs’ right to bring the action at a later date, if appropriate.

Subsequent to Adelphia entering into the Sale Transaction, the X Clause Plaintiffs asserted that the subordination provisions in the indentures for the Subordinated Notes also are not applicable to an Adelphia plan of reorganization in which constituents receive TWC Class A Common Stock and that the Subordinated Notes would therefore be entitled to share pari passu in the distribution of any such TWC Class A Common Stock given to holders of senior notes of Adelphia. The Senior Notes Trustee, together with certain other constituents, disputed this position.

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On December 6, 2005, the X Clause Plaintiffs and the Debtors jointly filed a motion seeking that the Bankruptcy Court establish a pre-confirmation process for interested parties to litigate the X Clause dispute. By order dated January 11, 2006, the Bankruptcy Court found that the X Clause dispute was ripe for adjudication and directed interested parties to litigate the dispute prior to plan confirmation (the “X Clause Pre-Confirmation Litigation”). A hearing on the X Clause Pre-Confirmation Litigation was held on March 9 and 10, 2006. On April 6, 2006, the Bankruptcy Court ruled that the subordination provisions for the Subordinated Notes were enforceable in the context of the Debtors’ plan of reorganization.

The Company cannot predict the outcome of these proceedings or estimate the possible effects on the financial condition or results of operations of the Company.

Verizon Franchise Transfer Litigation.  On March 20, 2002, the Company commenced an action (the “California Cablevision Action”) in the United States District Court for the Central District of California, Western Division, seeking, among other things, declaratory and injunctive relief precluding the City of Thousand Oaks, California (the “City”) from denying permits on the grounds that the Company failed to seek the City’s prior approval of an asset purchase agreement (the “Asset Purchase Agreement”), dated December 17, 2001, between the Company and Verizon Media Ventures. Pursuant to the Asset Purchase Agreement, the Company acquired certain Verizon Media Ventures cable equipment and network system assets (the “Verizon Cable Assets”) located in the City for use in the operation of the Company’s cable business in the City.

On March 25, 2002, the City and Ventura County (the “County”) commenced an action (the “Thousand Oaks Action”) against the Company and Verizon Media Ventures in California State Court alleging that Verizon Media Ventures’ entry into the Asset Purchase Agreement and conveyance of the Verizon Cable Assets constituted a breach of Verizon Media Ventures’ cable franchises and that the Company’s participation in the transaction amounted to actionable tortious interference with those franchises. The City and the County sought injunctive relief to halt the sale and transfer of the Verizon Cable Assets pursuant to the Asset Purchase Agreement and to compel the Company to treat the Verizon Cable Assets as a separate cable system.

On March 27, 2002, the Company and Verizon Media Ventures removed the Thousand Oaks Action to the United States District Court for the Central District of California, where it was consolidated with the California Cablevision Action.

On April 12, 2002, the district court conducted a hearing on the City’s and County’s application for a preliminary injunction and, on April 15, 2002, the district court issued a temporary restraining order in part, pending entry of a further order. On May 14, 2002, the district court issued a preliminary injunction and entered findings of fact and conclusions of law in support thereof (the “May 14, 2002 Order”). The May 14, 2002 Order, among other things: (i) enjoined the Company from integrating the Company’s and Verizon Media Ventures’ system assets serving subscribers in the City and the County; (ii) required the Company to return “ownership” of the Verizon Cable Assets to Verizon Media Ventures except that the Company was permitted to continue to “manage” the assets as Verizon Media Ventures’ agent to the extent necessary to avoid disruption in services until Verizon Media Ventures chose to reenter the market or sell the assets; (iii) prohibited the Company from eliminating any programming options that had previously been selected by Verizon Media Ventures or from raising the rates charged by Verizon Media Ventures; and (iv) required the Company and Verizon Media Ventures to grant the City and/or the County access to system records, contracts, personnel and facilities for the purpose of conducting an inspection of the then-current “state of the Verizon Media Ventures and the Company systems” in the City and the County. The Company appealed the May 14, 2002 Order and, on April 1, 2003, the U.S. Court of Appeals for the Ninth Circuit reversed the May 14, 2002 Order, thus removing any restrictions that had been imposed by the district court against the Company’s integration of the Verizon Cable Assets and remanded the actions back to the district court for further proceedings.

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In September 2003, the City began refusing to grant the Company’s construction permit requests, claiming that the Company could not integrate the acquired Verizon Cable Assets with the Company’s existing cable system assets because the City had not approved the transaction between the Company and Verizon Media Ventures, as allegedly required under the City’s cable ordinance.

Accordingly, on October 2, 2003, the Company filed a motion for a preliminary injunction in the district court seeking to enjoin the City from refusing to grant the Company’s construction permit requests. On November 3, 2003, the district court granted the Company’s motion for a preliminary injunction, finding that the Company had demonstrated “a strong likelihood of success on the merits.” Thereafter, the parties agreed to informally stay the litigation pending negotiations between the Company and the City for the Company’s renewal of its cable franchise, with the intent that such negotiations would also lead to a settlement of the pending litigation. However, on September 16, 2004, at the City’s request, the court set certain procedural dates, including a trial date of July 12, 2005, which effectively re-opened the case to active litigation. Subsequently, the July 12, 2005 trial date was vacated pursuant to a stipulation and order. On July 11, 2005, the district court referred the matter to a United States magistrate judge for settlement discussions. A settlement conference was held on October 20, 2005, before the magistrate judge. After further negotiations, the Company reached agreement on the terms of settlements with both the City and County, subject to approval of such settlement agreements by the Bankruptcy Court. On February 21, 2006, the Bankruptcy Court approved a settlement between the Company and the City that resolves the pending litigation and all past franchise non-compliance issues. On March 27, 2006, the Bankruptcy Court approved a settlement between the Company and the County that resolves the pending litigation and all past franchise non-compliance issues. Pursuant to these settlements, the parties filed a stipulation that dismissed with prejudice all claims brought by the City and County against Adelphia (as well as the claims brought by Adelphia against the City), and the City and County have consented to the transfer of the Verizon Cable Assets in connection with the Sale Transaction.

Dibbern Adversary Proceeding.  On or about August 30, 2002, Gerald Dibbern, individually and purportedly on behalf of a class of similarly situated subscribers nationwide, commenced an adversary proceeding in the Bankruptcy Court against Adelphia asserting claims for violation of the Pennsylvania Consumer Protection Law, breach of contract, fraud, unjust enrichment, constructive trust, and an accounting. This complaint alleges that Adelphia charged, and continues to charge, subscribers for cable set-top box equipment, including set-top boxes and remote controls, that is unnecessary for subscribers that receive only basic cable service and have cable-ready televisions. The complaint further alleges that Adelphia failed to adequately notify affected subscribers that they no longer needed to rent this equipment. The complaint seeks a number of remedies including treble money damages under the Pennsylvania Consumer Protection Law, declaratory and injunctive relief, imposition of a constructive trust on Adelphia’s assets, and punitive damages, together with costs and attorneys’ fees.

On or about December 13, 2002, Adelphia moved to dismiss the adversary proceeding on several bases, including that the complaint fails to state a claim for which relief can be granted and that the matters alleged therein should be resolved in the claims process. The Bankruptcy Court granted Adelphia’s motion to dismiss and dismissed the adversary proceeding on May 3, 2005. In the Bankruptcy Court, Mr. Dibbern has also objected to the provisional disallowance of his proofs of claim, which comprised a portion of the Bankruptcy Court’s May 3, 2005 order. Mr. Dibbern appealed the May 3, 2005 order dismissing his adversary proceeding to the District Court. In an August 30, 2005 decision, the District Court affirmed the dismissal of Mr. Dibbern’s claims for violation of the Pennsylvania Consumer Protection Law, a constructive trust and an accounting, but reversed the dismissal of Mr. Dibbern’s breach of contract, fraud and unjust enrichment claims. These three claims will proceed in the Bankruptcy Court. Adelphia filed its answer on October 14, 2005 and discovery commenced. On March 15, 2006, the Debtors moved the Bankruptcy Court for an order staying discovery in several adversary proceedings, including

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the Dibbern adversary proceeding. On March 16, 2006, the Bankruptcy Court granted the order staying discovery in the Dibbern adversary proceeding.

On January 9, 2006, the Debtors filed a Notice of Estimation of Disputed Claims seeking to place a maximum allowed amount of $500,000 on the claims filed by Dibbern. On January 17, 2006, the Debtors filed their tenth omnibus claims objection to certain claims, including claims filed by Dibbern totaling more than $7.9 billion (including duplicative claims). Through the objections, the Debtors sought to disallow and expunge each of the Dibbern claims. On February 7, 2006, Dibbern filed an objection to the Notice of Estimation of Disputed Claims. On February 23, 2006, Dibbern responded to the Debtors’ objections and requested that the Bankruptcy Court require the Debtors to establish additional reserves for Dibbern’s claims or to reclassify the claims as claims against the operating companies. On April 21, 2006, the Debtors filed a motion establishing supplemental procedures for estimating certain disputed claims, including Dibbern’s claims. Dibbern objected to the Debtors’ motion on April 27, 2006. On May 4, 2006, the Bankruptcy Court entered an order granting the motion establishing supplemental procedures for estimating certain disputed claims, and on May 9, 2006, the Debtors filed an estimation notice seeking to estimate the claims filed by Dibbern for purposes of plan feasibility and reserves only. The Debtors and Dibbern then entered into a stipulation and agreed order on May 25, 2006 to cap Dibbern’s claims at $15,000,000 for purposes of plan feasibility and reserves only. The Company has not recorded any loss contingencies associated with Dibbern’s claims. The Bankruptcy Court signed the stipulation and agreed order on July 19, 2006.

The Company cannot predict the outcome of these proceedings or estimate the possible effects on the financial condition or results of operations of the Company.

Creditors’ Committee Lawsuit Against Pre-Petition Banks.  Pursuant to the Bankruptcy Court order approving the DIP Facility (the “Final DIP Order”), the Company made certain acknowledgments (the “Acknowledgments”) with respect to the extent of its indebtedness under the pre-petition credit facilities, as well as the validity and extent of the liens and claims of the lenders under such facilities. However, given the circumstances surrounding the filing of the Chapter 11 Cases, the Final DIP Order preserved the Debtors’ right to prosecute, among other things, avoidance actions and claims against the pre-petition lenders and to bring litigation against the pre-petition lenders based on any wrongful conduct. The Final DIP Order also provided that any official committee appointed in the Chapter 11 Cases would have the right to request that it be granted standing by the Bankruptcy Court to challenge the Acknowledgments and to bring claims belonging to the Company and its estates against the pre-petition lenders.

Pursuant to a stipulation dated July 2, 2003, among the Debtors, the Creditors’ Committee and the Equity Committee, the parties agreed, subject to approval by the Bankruptcy Court, that the Creditors’ Committee would have derivative standing to file and prosecute claims against the pre-petition lenders, on behalf of the Debtors, and granted the Equity Committee leave to seek to intervene in any such action. This stipulation also preserves the Company’s ability to compromise and settle the claims against the pre-petition lenders. By motion dated July 6, 2003, the Creditors’ Committee moved for Bankruptcy Court approval of this stipulation and simultaneously filed a complaint (the “Bank Complaint”) against the agents and lenders under certain pre-petition credit facilities, and related entities, asserting, among other things, that these entities knew of, and participated in, the alleged improper actions by certain members of the Rigas Family and Rigas Family Entities (the “Pre-petition Lender Litigation”). The Debtors are nominal plaintiffs in this action.

The Bank Complaint contains 52 claims for relief to redress the claimed wrongs and abuses committed by the agents, lenders and other entities. The Bank Complaint seeks to, among other things: (i) recover as fraudulent transfers the principal and interest paid by the Company to the defendants; (ii) avoid as fraudulent obligations the Company’s obligations, if any, to repay the defendants; (iii) recover damages for breaches of fiduciary duties to the

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Company and for aiding and abetting fraud and breaches of fiduciary duties by the Rigas Family; (iv) equitably disallow, subordinate or recharacterize each of the defendants’ claims in the Chapter 11 Cases; (v) avoid and recover certain allegedly preferential transfers made to certain defendants; and (vi) recover damages for violations of the Bank Holding Company Act. Numerous motions seeking to defeat the Pre-petition Lender Litigation were filed by the defendants and the Bankruptcy Court held a hearing on such issues. The Equity Committee filed a motion seeking authority to bring an intervenor complaint (the “Intervenor Complaint”) against the defendants seeking to, among other things, assert additional contract claims against the investment banking affiliates of the agent banks and claims under the RICO Act against various defendants (the “Additional Claims”).

On October 3 and November 7, 2003, certain of the defendants filed both objections to approval of the stipulation and motions to dismiss the bulk of the claims for relief contained in the Bank Complaint and the Intervenor Complaint. The Bankruptcy Court heard oral argument on these objections and motions on December 20 and 21, 2004. In a memorandum decision dated August 30, 2005, the Bankruptcy Court granted the motion of the Creditors’ Committee for standing to prosecute the claims asserted by the Creditors’ Committee. The Bankruptcy Court also granted a separate motion of the Equity Committee to file and prosecute the Additional Claims on behalf of the Debtors. The motions to dismiss are still pending. Subsequent to issuance of this decision, several defendants filed, among other things, motions to transfer the Pre-petition Lender Litigation from the Bankruptcy Court to the District Court. By order dated February 9, 2006, the Pre-petition Lender Litigation was transferred to the District Court, except with respect to the pending motions to dismiss.

The Company cannot predict the outcome of these proceedings or estimate the possible effects on the financial condition or results of operations of the Company.

Devon Mobile Claim.  Pursuant to the Agreement of Limited Partnership of Devon Mobile Communications, L.P., a Delaware limited partnership (“Devon Mobile”), dated as of November 3, 1995, the Company owned a 49.9% limited partnership interest in Devon Mobile, which, through its subsidiaries, held licenses to operate regional wireless telephone businesses in several states. Devon Mobile had certain business and contractual relationships with the Company and with former subsidiaries or divisions of the Company that were spun off as TelCove, Inc. in January 2002.

In late May 2002, the Company notified Devon G.P., Inc. (“Devon G.P.”), the general partner of Devon Mobile, that it would likely terminate certain discretionary operational funding to Devon Mobile. On August 19, 2002, Devon Mobile and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware (the “Devon Mobile Bankruptcy Court”).

On January 17, 2003, the Company filed proofs of claim and interest against Devon Mobile and its subsidiaries for approximately $129,000,000 in debt and equity claims, as well as an additional claim of approximately $35,000,000 relating to the Company’s guarantee of certain Devon Mobile obligations (collectively, the “Company Claims”). By order dated October 1, 2003, the Devon Mobile Bankruptcy Court confirmed Devon Mobile’s First Amended Joint Plan of Liquidation (the “Devon Plan”). The Devon Plan became effective on October 17, 2003, at which time the Company’s limited partnership interest in Devon Mobile was extinguished. Under the Devon Plan, the Devon Mobile Communications Liquidating Trust (the “Devon Liquidating Trust”) succeeded to all of the rights of Devon Mobile, including prosecution of causes of action against Adelphia.

On or about January 8, 2004, the Devon Liquidating Trust filed proofs of claim in the Chapter 11 Cases seeking, in the aggregate, approximately $100,000,000 in respect of, among other things, certain cash transfers alleged to be either preferential or fraudulent and claims for deepening insolvency, alter ego liability and breach of an alleged duty to fund Devon Mobile operations, all of which arose prior to the commencement of the Chapter 11 Cases (the “Devon Claims”). On June 21, 2004, the Devon Liquidating Trust commenced an adversary proceeding

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Note 8:	Contingencies (Continued)

in the Chapter 11 Cases (the “Devon Adversary Proceeding”) through the filing of a complaint (the “Devon Complaint”) which incorporates the Devon Claims. On August 20, 2004, the Company filed an answer and counterclaim in response to the Devon Complaint denying the allegations made in the Devon Complaint and asserting various counterclaims against the Devon Liquidating Trust, which encompassed the Company Claims. On November 22, 2004, the Company filed a motion for leave (the “Motion for Leave”) to file a third party complaint for contribution and indemnification against Devon G.P. and Lisa-Gaye Shearing Mead, the sole owner and President of Devon G.P. By endorsed order entered January 12, 2005, Judge Robert E. Gerber, the judge presiding over the Chapter 11 Cases and the Devon Adversary Proceeding, granted a recusal request made by counsel to Devon G.P. On January 21, 2005, the Devon Adversary Proceeding was reassigned from Judge Gerber to Judge Cecelia G. Morris. By an order dated April 5, 2005, Judge Morris denied the Motion for Leave and a subsequent motion for reconsideration.

On March 6, 2006, the Bankruptcy Court issued a memorandum decision granting Adelphia summary judgment on all counts of the Devon Complaint except for the fraudulent conveyance/breach of limited partnership claim. The Bankruptcy Court denied in its entirety the summary judgment motion filed by the Devon Liquidating Trust. Trial commenced on April 17, 2006. On April 18, 2006, the parties agreed on the record in the Bankruptcy Court to settle their disputes. The Devon Liquidating Trust agreed to release all claims it has against the Company, and the Company agreed to release all claims it has against the Devon Liquidating Trust. Neither party will pay any money to the other party as a result of this settlement.

The Company and the Devon Liquidating Trust are in the process of documenting the settlement they have reached. The settlement is subject to Bankruptcy Court approval.

NFHLP Claim.  On January 13, 2003, Niagara Frontier Hockey, L.P., a Delaware limited partnership owned by the Rigas Family (“NFHLP”) and certain of its subsidiaries (the “NFHLP Debtors”) filed voluntary petitions to reorganize under Chapter 11 in the United States Bankruptcy Court of the Western District of New York (the “NFHLP Bankruptcy Court”) seeking protection under the U.S. bankruptcy laws. Certain of the NFHLP Debtors entered into an agreement dated March 13, 2003 for the sale of certain assets, including the Buffalo Sabres National Hockey League team, and the assumption of certain liabilities. On October 3, 2003, the NFHLP Bankruptcy Court approved the NFHLP joint plan of liquidation. The NFHLP Debtors filed a complaint, dated November 4, 2003, against, among others, Adelphia and the Creditors’ Committee seeking to enforce certain prior stipulations and orders of the NFHLP Bankruptcy Court against Adelphia and the Creditors’ Committee related to the waiver of Adelphia’s right to participate in certain sale proceeds resulting from the sale of assets. Certain of the NFHLP Debtors’ pre-petition lenders, which are also defendants in the adversary proceeding, have filed cross-complaints against Adelphia and the Creditors’ Committee asking the NFHLP Bankruptcy Court to enjoin Adelphia and the Creditors’ Committee from prosecuting their claims against those pre-petition lenders. Although proceedings as to the complaint itself have been suspended, the parties have continued to litigate the cross-complaints. Discovery closed on November 1, 2005 and motions for summary judgment were filed on January 24, 2006, with additional briefing on the motions to follow.

The Company cannot predict the outcome of these proceedings or estimate the possible effects on the financial condition or results of operations of the Company.

Adelphia’s Lawsuit Against Deloitte.  On November 6, 2002, Adelphia sued Deloitte, Adelphia’s former independent auditors, in the Court of Common Pleas for Philadelphia County. The lawsuit seeks damages against Deloitte based on Deloitte’s alleged failure to conduct an audit in compliance with generally accepted auditing standards, and for providing an opinion that Adelphia’s financial statements conformed with GAAP when Deloitte allegedly knew or should have known that they did not conform. The complaint further alleges that Deloitte knew or should have known of alleged misconduct and misappropriation by the Rigas Family, and other alleged acts of self-

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Note 8:	Contingencies (Continued)

dealing, but failed to report these alleged misdeeds to the Board or others who could have and would have stopped the Rigas Family’s misconduct. The complaint raises claims of professional negligence, breach of contract, aiding and abetting breach of fiduciary duty, fraud, negligent misrepresentation and contribution.

Deloitte filed preliminary objections seeking to dismiss the complaint, which were overruled by the court by order dated June 11, 2003. On September 15, 2003, Deloitte filed an answer, a new matter and various counterclaims in response to the complaint. In its counterclaims, Deloitte asserted causes of action against Adelphia for breach of contract, fraud, negligent misrepresentation and contribution. Also on September 15, 2003, Deloitte filed a related complaint naming as additional defendants John J. Rigas, Timothy J. Rigas, Michael J. Rigas, and James P. Rigas. In this complaint, Deloitte alleges causes of action for fraud, negligent misrepresentation and contribution. The Rigas defendants, in turn, have claimed a right to contribution and/or indemnity from Adelphia for any damages Deloitte may recover against the Rigas defendants. On January 9, 2004, Adelphia answered Deloitte’s counterclaims. Deloitte moved to stay discovery in this action until completion of the Rigas Criminal Action, which Adelphia opposed. Following the motion, discovery was effectively stayed for 60 days but has now commenced. Deloitte and Adelphia have exchanged documents and are engaged in substantive discovery. On May 25, 2006, the court extended the discovery deadline to September 5, 2006 and ordered that the case be ready for trial by January 2, 2007.

The Company cannot predict the outcome of these proceedings or estimate the possible effects on the financial condition or results of operations of the Company.

Arahova Motions.  Substantial disputes exist between creditors of the Debtors that principally affect the recoveries to the holders of certain notes due September 15, 2007, issued by FrontierVision Holdings, L.P. (an indirect subsidiary of Adelphia), the creditors of Olympus Communications, L.P. (“Olympus”) and the creditors of Arahova and Adelphia (the “Inter-Creditor Dispute”). On November 7, 2005, the ad hoc committee of Arahova noteholders (the “Arahova Noteholders’ Committee”) filed four emergency motions for relief with the Bankruptcy Court seeking, among other things, to: (i) appoint a trustee for Arahova and its subsidiaries (collectively, the “Arahova/Century Debtors”) who may not receive payment in full under the Debtors’ plan of reorganization or, alternatively, appoint independent officers and directors, with the assistance of separately retained counsel, to represent the Arahova/Century Debtors in connection with the Inter-Creditor Dispute; (ii) disqualify Willkie Farr & Gallagher LLP (“WF&G”) from representing the Arahova/Century Debtors in the Chapter 11 Cases and the balance of the Debtors with respect to the Inter-Creditor Dispute; (iii) terminate the exclusive periods during which the Arahova/Century Debtors may file and solicit acceptances of a Chapter 11 plan of reorganization and related disclosure statement (the previous three motions, the “Arahova Emergency Motions”); and (iv) authorize the Arahova Noteholders’ Committee to file confidential supplements containing certain information. The Bankruptcy Court held a sealed hearing on the Arahova Emergency Motions on January 4, 5 and 6, 2006.

Pursuant to an order dated January 26, 2006 (the “Arahova Order”), the Bankruptcy Court: (i) denied the motion to terminate the Arahova/Century Debtors’ exclusivity; (ii) denied the motion to appoint a trustee for the Arahova/Century Debtors, or, alternatively, to require the appointment of nonstatutory fiduciaries; and (iii) granted the motion for an order disqualifying WF&G from representing the Arahova/Century Debtors and any of the other Debtors in the Inter-Creditor Dispute. Without finding that present management or WF&G have in any way acted inappropriately to date, the Bankruptcy Court found that WF&G’s voluntary neutrality in such disputes should be mandatory, except that the Bankruptcy Court stated that WF&G could continue to act as a facilitator privately to assist creditor groups that are parties to the Inter-Creditor Dispute reach a settlement. The Arahova Noteholders’ Committee appealed the Arahova Order to the District Court, and on March 30, 2006, the District Court affirmed the Arahova Order. On April 7, 2006, the Arahova Noteholders’ Committee appealed the Arahova Order to the Second Circuit. On July 26, 2006, the Second Circuit entered a stipulation and order between the Debtors and the Arahova

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Note 8:	Contingencies (Continued)

Noteholders’ Committee withdrawing the Arahova Noteholders’ Committee’s appeal from active consideration. The Arahova Noteholders’ Committee may reactivate its appeal on or before October 20, 2006.

The Company cannot predict the outcome of these proceedings or estimate the possible effects on the financial condition or results of operations of the Company.

City of Martinsville and Henry County, Virginia—Right of Purchase Claim.  Pursuant to the asset purchase agreement between TW NY and Adelphia, the Company filed Federal Communications Commission (“FCC”) Form 394 franchise transfer requests with the City of Martinsville, Virginia (“Martinsville”) and County of Henry, Virginia (“Henry County”). In response to the Company’s request for franchise transfer approval, Martinsville asserted a right under its franchise agreement with Multi-Channel T.V. Cable Company, an Adelphia subsidiary and a Debtor (“Multi-Channel T.V.”), to purchase the Adelphia systems serving its community. In addition, Henry County allegedly denied the Company’s request for franchise transfer approval within 120 days of such request and thereafter purportedly assigned to Martinsville its purported right to purchase the Adelphia systems serving its community under its franchise agreement with Multi-Channel T.V. As of June 30, 2006, the combined number of Company subscribers in the two communities was approximately 16,000.

On April 26, 2006, Martinsville Cable, Inc. (“Martinsville Cable”) filed a complaint against Multi-Channel T.V. with the Bankruptcy Court in the Chapter 11 Cases seeking, among other things, a declaration that the alleged purchase rights of Martinsville and Henry County (which purportedly were assigned to Martinsville) are valid and enforceable. The complaint also seeks an order requiring Multi-Channel T.V. to specifically perform pursuant to the terms of the franchise agreements to sell such systems to Martinsville Cable or, in the event the request for specific performance is denied, judgment for all damages suffered by Martinsville Cable as a result of Multi-Channel T.V.’s alleged material breach of the franchise agreements. The complaint further seeks a permanent injunction prohibiting Multi-Channel T.V. from transferring such systems to TW NY or any third party. The Company believes that there are significant legal barriers to Martinsville enforcing its alleged purchase rights under the Bankruptcy Code, the Cable Communications Policy Act of 1984, as amended, and Virginia state law.

On June 14, 2006, Martinsville Cable filed a complaint against TW NY and TWC in Virginia state court seeking a declaratory judgment that the alleged purchase rights are enforceable and have been properly exercised with regard to a subsequent proposed sale of the Martinsville and Henry County cable assets by TW NY to Comcast (the “Virginia Action”). The complaint in the Virginia action also requests an injunction prohibiting TW NY and TWC from transferring the Martinsville and Henry County cable assets to Comcast or any other third party, in the event that TW NY acquires the relevant cable systems from Adelphia. On June 26, 2006, the action was removed from Virginia state court to the United States District Court for the Western District of Virginia (the “Virginia District Court”).

On July 20, 2006, the Virginia District Court entered an agreed order in the Virginia Action (the “Agreed Order”) providing that Comcast Cable Communications Holdings, Inc. (“Comcast Cable Communications”) and Comcast of Georgia, Inc. (“Comcast Georgia,” together with Comcast Cable Communications, “Comcast Cable”), each a subsidiary of Comcast, will operate the cable systems in such communities from the Effective Date until the resolution of the Virginia Action. Pursuant to the Agreed Order, during such interim period, Comcast Cable is prohibited from selling any of the system assets or making any physical, material, administrative or operational change that would tend to (i) degrade the quality of services to the subscribers, (ii) decrease income or (iii) diminish the material value of the system assets without the prior written consent of Martinsville Cable, Martinsville and Henry County.

On August 1, 2006, the Bankruptcy Court entered a stipulated order by the parties providing for the interim management of the systems by Comcast Cable upon terms and conditions substantially similar to those in the

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Note 8:	Contingencies (Continued)

Virginia District Court Agreed Order. The Company will continue to own the systems until a final resolution of Martinsville Cable’s Bankruptcy Court complaint.

The Company cannot predict the outcome of these proceedings or estimate the possible effects on the financial condition or results of operations of the Company.

The America Channel Litigation.  On May 30, 2006, The America Channel, LLC (“TAC”), a Delaware limited liability company organized to own and operate a television programming network, filed a lawsuit in the United States District Court for the District of Minnesota (the “Minnesota District Court”) against TWC, TW NY, Time Warner and Comcast (together, the “Purchasers”), alleging that the Purchasers had violated sections 1 and 2 of the Sherman Antitrust Act and section 7 of the Clayton Antitrust Act (the “TAC Action”). TAC alleged that completion of the Sale Transaction by the Purchasers, as well as certain other transactions, would constitute further violations of the Sherman and Clayton Antitrust Acts. TAC, among other things, requested as relief an injunction enjoining the Purchasers from consummating the Sale Transaction.

On June 1, 2006, the Debtors filed an adversary proceeding in the Bankruptcy Court seeking (i) a declaration that TAC and its attorneys (the “TAC Defendants”) impermissibly interfered with the Bankruptcy Court’s jurisdiction and mandate, (ii) a declaration that the TAC Defendants should have commenced the TAC Action, if at all, in the Bankruptcy Court, (iii) a declaration that the TAC Action violates the automatic stay embodied in 11 U.S.C. Section 362(a)(3), and (iv) a preliminary and permanent injunction enjoining the TAC Defendants from interfering with the Bankruptcy Court’s jurisdiction over the Debtors’ Chapter 11 Cases and the Sale Transaction by prosecuting the TAC Action in any court other than the Bankruptcy Court.

On June 2, 2006, the Bankruptcy Court issued a temporary restraining order that, among other things, prohibited the TAC Defendants from continuing any further proceedings in the TAC Action. Following the Bankruptcy Court’s issuance of the temporary restraining order, also on June 2, 2006, the TAC Defendants filed, in the Minnesota District Court, a motion to vacate the Bankruptcy Court’s June 2, 2006 order (the “Motion to Vacate”). On June 5, 2006, on the Debtors’ motion, the Bankruptcy Court held the TAC Defendants in contempt for violating the temporary restraining order by filing the Motion to Vacate.

On June 19, 2006, the Bankruptcy Court heard argument from the Debtors and the TAC Defendants on the Debtors’ motion for a preliminary injunction. The Debtors and the TAC Defendants agreed that any preliminary injunction entered would be treated as a permanent injunction. On June 26, 2006, the Bankruptcy Court entered a judgment declaring that the TAC Defendants’ efforts to enjoin the Sale Transaction in the TAC Action violated the automatic stay under 11 U.S.C. section 362(a)(3). Also on this date, the Bankruptcy Court entered a permanent injunction (the “TAC Injunction”) enjoining the TAC Defendants from: (a) continuation of any further proceedings in the TAC Action; (b) taking any other action, with the exception of any action taken in the Bankruptcy Court, to interfere with the Debtors’ disposition of their assets; and (c) taking any other action, with the exception of any action taken in the Bankruptcy Court, to interfere with the Bankruptcy Court’s jurisdiction over the Debtors’ chapter 11 cases. The TAC Injunction does, however, permit the TAC Defendants to proceed with the TAC Action in the Minnesota District Court, or elsewhere, but only to the extent that the TAC Defendants seek no relief other than: (a) damages; (b) an order requiring the Debtors and/or the Purchasers to carry TAC on their cable systems; and/or (c) post-Sale Transaction divestiture.

On June 26, 2006, the TAC Defendants filed a notice of appeal from the Bankruptcy Court’s judgment and permanent injunction. On July 12, 2006, the TAC Defendants filed a notice of motion to expedite in the District Court. On July 25, 2006, the District Court denied the TAC Defendants’ motion to expedite and set a briefing schedule whereby the TAC Defendants would submit their appellate brief on or before August 1, 2006, the Debtors would submit their response brief on or before August 15, 2006, and the TAC Defendants would submit their reply

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Note 8:	Contingencies (Continued)

brief on or before August 22, 2006. No relief has been granted on the TAC Defendants’ appeal of the Bankruptcy Court’s judgment and permanent injunction.

The Company cannot predict the outcome of these proceedings or estimate the possible effects on the financial condition or results of operations of the Company.

The Company’s Claims Against Motorola, Inc.  On June 22, 2006, the Debtors filed an adversary proceeding against Motorola, Inc. and certain subsidiaries of Motorola, Inc. (“Motorola”), as well as three transferees of claims filed by Motorola (the “Claim Transferees”), in the Bankruptcy Court. The complaint seeks relief for five causes of action. First, the complaint seeks damages from Motorola for aiding and abetting breaches of fiduciary duty by the Company’s former management in manipulating the Company’s consolidated financial statements and performance results for the fiscal years 2000 and 2001. Second, the complaint seeks avoidance and recovery of preferential and fraudulent transfers of more than $60,000,000 made to Motorola pursuant to Sections 544, 547, 548 and 550 of the Bankruptcy Code and applicable state law. Third, the complaint seeks avoidance of purported (but unperfected) liens asserted by Motorola against property of the Debtors pursuant to Section 544 of the Bankruptcy Code. Fourth, the complaint seeks disallowance of some or all of the claims asserted by Motorola and the Claim Transferees (totaling in excess of $60,000,000) in the Debtors’ bankruptcy proceedings to the extent that the claims are improperly asserted against subsidiaries of Adelphia rather than Adelphia. Fifth, the complaint seeks equitable subordination under Bankruptcy Code Section 510(c) of any claims filed by Motorola, including claims held by the Claim Transferees, to the extent, if any, that such claims are allowed.

The Company cannot predict the outcome of these proceedings or estimate the possible effects on the financial condition or results of operations of the Company.

Series E and F Preferred Stock Conversion Postponements.  On October 29, 2004, Adelphia filed a motion to postpone the conversion of Adelphia’s 7.5% Series E Mandatory Convertible Preferred Stock (“Series E Preferred Stock”) into shares of Class A Common Stock from November 15, 2004 to February 1, 2005, to the extent such conversion was not already stayed by the Debtors’ bankruptcy filing, in order to protect the Debtors’ net operating loss carryovers. On November 18, 2004, the Bankruptcy Court entered an order approving the postponement effective November 14, 2004.

Adelphia has subsequently entered into several stipulations further postponing, to the extent applicable, the conversion date of the Series E Preferred Stock. Adelphia has also entered into several stipulations postponing, to the extent applicable, the conversion date of Adelphia’s 7.5% Series F Mandatory Convertible Preferred Stock, which was initially convertible into shares of Class A Common Stock on February 1, 2005.

EPA Self Disclosure and Audit.  On June 2, 2004, the Company orally self-disclosed potential violations of environmental laws to the United States Environmental Protection Agency (“EPA”) and notified EPA that it intended to conduct an audit of its operations to identify and correct violations of certain environmental requirements. The potential violations primarily concern reporting and record keeping requirements arising from the Company’s storage and use of petroleum and batteries to provide backup power for its cable operations. On July 6, 2006, the Company executed an agreement with EPA to settle EPA’s civil and administrative claims with respect to environmental violations that are identified by the Company, disclosed to EPA, and corrected in accordance with the agreement. The agreement caps the Company’s total liability for civil and administrative fines for such violations at $233,000 subject to certain restrictions. On July 24, 2006, the Bankruptcy Court approved the agreement. Pursuant to the agreement, on July 26, 2006, the Company submitted the results of its environmental self-audit to EPA.

Based on current facts, the Company does not anticipate that this matter will have a material adverse effect on the Company’s financial condition or results of operations.

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Note 8:	Contingencies (Continued)

Other.  The Company may be subject to various other legal proceedings and claims which arise in the ordinary course of business. Management believes, based on information currently available, that the amount of ultimate liability, if any, with respect to any of these other actions will not materially affect the Company’s financial condition or results of operations.

Note 9:	Other Financial Information

Supplemental Cash Flow Information

The table below sets forth the Company’s supplemental cash flow information (amounts in thousands):

	Six months ended June 30,
	2006	2005

Cash paid for interest	$324,206	$317,147
Capitalized interest	$(3,781)	$(4,604)

Stock-based Compensation

In December 2004, the FASB issued SFAS No. 123-R, Share-Based Payment (“SFAS No. 123-R”), which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123”), and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB Opinion No. 25”), and related interpretations. SFAS No. 123-R requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the employee’s requisite service period. Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123-R using the modified prospective application method. Under the modified prospective application method, the Company is required to recognize compensation cost for all stock option awards granted after January 1, 2006 and for all existing awards for which the requisite service had not been rendered as of the date of adoption.

As of January 1, 2006, there were 23,250 fully vested options outstanding under the Company’s only share based payment plan, the 1998 Long-Term Incentive Compensation Plan (the “1998 Plan”). No awards were issued since 2001 pursuant to the 1998 Plan and the Company does not intend to grant any new awards pursuant to the 1998 Plan. As no share based awards were granted during the three-month and six-month periods ending June 30, 2006, the adoption of SFAS No. 123-R did not have any impact on the Company’s financial position or results of operations.

Recent Accounting Pronouncements

In June 2005, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (“EITF 04-5”). EITF 04-5 provides guidance in assessing when a general partner controls and consolidates its investment in a limited partnership or similar entity. The general partner is assumed to control the limited partnership unless the limited partners have substantive kick-out or participating rights. The provisions of EITF 04-5 were required to be applied beginning June 30, 2005 for partnerships formed or modified subsequent to June 30, 2005 and were effective for general partners in all other limited partnerships beginning January 1, 2006. EITF 04-5 had no impact on the Company’s financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation 48, Accounting for Income Tax Uncertainties (“FIN 48”). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on the

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Note 9:	Other Financial Information (Continued)

derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 31, 2006. Management has not yet determined the impact, if any, of adopting the provisions of FIN 48 on the Company’s financial position and results of operations.

Earnings (Loss) Per Common Share (“EPS”)

The Company uses the two-class method for computing basic and diluted EPS. Basic and diluted EPS for the Class A Common Stock and the Class B Common Stock was computed by allocating the income applicable to common stockholders to Class A common stockholders and Class B common stockholders as if all of the earnings for the period had been distributed. This allocation, and the calculation of the basic and diluted net income (loss) applicable to Class A common stockholders and Class B common stockholders, do not reflect any adjustment for interest on the convertible subordinated notes and do not reflect any declared or accumulated dividends on the convertible preferred stock, as neither has been recognized since the Petition Date. Under the two-class method for computing basic and diluted EPS, losses have not been allocated to each class of common stock, as security holders are not obligated to fund such losses. As the Company has net losses in 2006, there are no differences between basic and diluted EPS in 2006. The following table provides the income applicable to common stockholders that has been allocated to the Class A Common Stock and Class B Common Stock for purposes of computing basic and diluted EPS in 2005 (amounts in thousands):

	Three months	Six months
	ended	ended
	June 30,	June 30,
	2005	2005

Basic EPS:
Income applicable to common stockholders allocated to Class A Common Stock	$263,540	$188,088
Income applicable to common stockholders allocated to Class B Common Stock	$27,498	$19,625
Diluted EPS:
Income applicable to common stockholders allocated to Class A Common Stock	$260,586	$185,980
Income applicable to common stockholders allocated to Class B Common Stock	$30,452	$21,733

Diluted EPS of Class A and Class B Common Stock considers the potential impact of dilutive securities. For the three- and six- month periods ended June 30, 2006, the inclusion of potential common shares would have had an anti-dilutive effect. Accordingly, potential common shares of 86,789,246 and 86,791,573 were excluded from the diluted EPS calculations for the three- and six- month periods ended June 30, 2006, respectively. For the three- and six- month periods ended June 30, 2005, 233,753 and 267,204, respectively, of potential common shares subject to stock options have been excluded from the diluted EPS calculation as the option exercise price is greater than the average market price of the Class A Common Stock.

The potential common shares at June 30, 2006 and 2005 consist of Adelphia’s 5 1/2% Series D Convertible Preferred Stock (“Series D Preferred Stock”), 7 1/2% Series E Mandatory Convertible Preferred Stock (“Series E Preferred Stock”), 7 1/2% Series F Mandatory Convertible Preferred Stock (“Series F Preferred Stock”), 6% subordinated convertible notes, 3.25% subordinated convertible notes and stock options. As a result of the filing of the Debtors’ Chapter 11 Cases, Adelphia, as of the Petition Date, discontinued accruing dividends on all of its outstanding preferred stock and has excluded those dividends from the diluted EPS calculations. The debt

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instruments are convertible into shares of Class A and Class B Common Stock. The preferred securities and stock options are convertible into Class A Common Stock. The basic and diluted weighted average shares outstanding used for EPS computations for the periods presented are as follows:

	Three and six months ended
	June 30,
	2006	2005

Basic weighted average shares of Class A Common Stock	228,692,414	228,692,414
Potential common shares:
Convertible preferred stock	—	45,924,486
Convertible subordinated notes	—	28,683,846

Diluted weighted average shares of Class A Common Stock	228,692,414	303,300,746

Basic weighted average shares of Class B Common Stock	25,055,365	25,055,365
Potential common shares:
Convertible subordinated notes	—	12,159,768

Diluted weighted average shares of Class B Common Stock	25,055,365	37,215,133

Intangible Assets

The carrying value and accumulated amortization of intangible assets are summarized below (amounts in thousands):

	June 30, 2006			December 31, 2005
	Gross		Net	Gross		Net
	carrying	Accumulated	carrying	carrying	Accumulated	carrying
	value	amortization	value	value	amortization	value

Customer relationships and other	$1,646,203	$(1,241,106)	$405,097	$1,641,146	$(1,186,540)	$454,606
Franchise rights			5,440,165			5,440,173
Goodwill			1,634,385			1,634,385

			$7,479,647			$7,529,164

Goodwill and franchise rights are not amortized as their lives have been determined to be indefinite. Customer relationships represent the value attributed to customer relationships acquired in business combinations and are amortized over a 10-year period. The Company amortizes its customer relationships using the double declining balance method, which reflects the attrition patterns of its customer relationships. Amortization of intangible assets aggregated $26,948,000 and $29,061,000 for the three months ended June 30, 2006 and 2005, respectively, and $54,566,000 and $58,927,000 for the six months ended June 30, 2006 and 2005, respectively.

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9:	Other Financial Information (Continued)

Accrued Liabilities

The details of accrued liabilities are set forth below (amounts in thousands):

	June 30,	December 31,
	2006	2005

Programming costs	$120,382	$116,239
Interest	51,086	51,627
Payroll	97,077	92,162
Property, sales and other taxes	61,143	51,181
Franchise fees	42,532	63,673
Other	171,452	176,717

Total	$543,672	$551,599

Tax Matters

The Company recorded an income tax provision of $21,418,000 and $71,441,000 for the three months and six months ended June 30, 2006, respectively. For the three months ended June 30, 2006, the Company calculated its income tax provision based on the year-to-date actual loss before income taxes, as opposed to the projected annual effective rate calculation used for the three months ended March 31, 2006, which resulted in an income tax provision of $50,023,000. As a result of the Sale Transaction, the Company no longer believes it can reliably estimate its projected effective tax rate for the year given the uncertainties with respect to the confirmation of a plan of reorganization, the anticipated implementation of liquidation accounting in the third quarter and other related matters. Accordingly, calculating the income tax provision on a year-to-date basis results in a more meaningful presentation in the financial statements. Income tax expense for 2006 and 2005 primarily relates to the increase in the Company’s deferred tax liability for franchise rights and goodwill intangible assets that are not amortized for financial reporting purposes, but are amortized for income tax purposes.

Transactions with Other Officers and Directors

In a letter agreement between Adelphia and FPL Group, Inc. (“FPL Group”) dated January 21, 1999, Adelphia agreed to (i) repurchase 20,000 shares of 8 1/8% Series C Cumulative Preferred Stock (“Series C Preferred Stock”) and 1,091,524 shares of Class A Common Stock owned by Telesat Cablevision, Inc., a subsidiary of FPL Group (“Telesat”) and (ii) transfer all of the outstanding common stock of West Boca Security, Inc. (“WB Security”), a subsidiary of Olympus, to FPL Group in exchange for FPL Group’s 50% voting interest and 1/3 economic interest in Olympus. The Company owned the economic and voting interests in Olympus that were not then owned by FPL Group. At the time this agreement was entered into, Dennis Coyle, then a member of the Adelphia Board of Directors, was the General Counsel and Secretary of FPL Group. WB Security was a subsidiary of Olympus and WB Security’s sole asset was a $108,000,000 note receivable (the “WB Note”) from a subsidiary of Olympus that was secured by the FPL Group’s ownership interest in Olympus and due September 1, 2004. On January 29, 1999, Adelphia purchased all of the aforementioned shares of Series C Preferred Stock and Class A Common Stock described above from Telesat for aggregate cash consideration of $149,213,000, and on October 1, 1999, the Company acquired FPL Group’s interest in Olympus in exchange for all of the outstanding common stock of WB Security. The acquired shares of Class A Common Stock are presented as treasury stock in the accompanying condensed consolidated balance sheets. The acquired shares of Series C Preferred Stock were returned to their original status of authorized but unissued. On June 24, 2004, the Creditors’ Committee filed an adversary proceeding in the Bankruptcy Court, among other things, to avoid, recover and preserve the cash paid by Adelphia pursuant to the repurchase of its Series C Preferred Stock and Class A Common Stock together with all interest paid with respect to such repurchase. A hearing date relating to such adversary proceeding has not yet been set. Interest

ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(Debtors-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9:	Other Financial Information (Continued)

on the WB Note is calculated at a rate of 6% per annum (or after default at a variable rate of LIBOR plus 5%). FPL Group has the right, upon at least 60 days prior written notice, to require repayment of the principal and accrued interest on the WB Note on or after July 1, 2002. As of June 30, 2006 and December 31, 2005, the aggregate principal and interest due to the FPL Group pursuant to the WB Note was $127,537,000. The Company has not accrued interest on the WB Note for periods subsequent to the Petition Date. To date, the Company has not yet received a notice from FPL Group requiring the repayment of the WB Note.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of Comcast Corporation:

We have audited the accompanying combined balance sheets of the Special-Purpose Combined Carve Out Financial Statements of the Los Angeles, Dallas and Cleveland Cable System Operations (A Carve Out of Comcast Corporation) (the “Exchange Systems”) as of December 31, 2005 and 2004, and the related combined statements of operations, invested equity, and cash flows for each of the three years in the period ended December 31, 2005. These combined financial statements are the responsibility of Comcast Corporation’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. The Exchange Systems are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Exchange Systems’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Exchange Systems as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the Exchange Systems are an integrated business of Comcast and are not a stand-alone entity. The combined financial statements of the Exchange Systems reflect the assets, liabilities, revenue and expenses directly attributable to the Exchange Systems, as well as allocations deemed reasonable by management, to present the combined financial position, results of operations, changes in invested equity and cash flows of the Exchange Systems on a stand-alone basis and do not necessarily reflect the combined financial position, results of operations, changes in invested equity and cash flows of the Exchange Systems in the future or what they would have been had the Exchange Systems been a separate, stand-alone entity during the periods presented.

/s/  Deloitte & Touche LLP

Philadelphia, Pennsylvania
September 28, 2006

LOS ANGELES, DALLAS & CLEVELAND CABLE SYSTEM OPERATIONS
(A Carve-Out of Comcast Corporation)

COMBINED BALANCE SHEETS

December 31, 2005 and 2004

(Dollars in thousands)

	2005	2004

Assets
Current assets:
Cash and cash equivalents	$940	$45
Accounts receivable, net of allowances for doubtful accounts of $4,320 and $4,577	52,629	48,852
Prepaid assets	4,680	5,199
Other current assets	2,353	3,120

Total current assets	60,602	57,216

Investments	6,419	11,436
Property, plant and equipment, net of accumulated depreciation of $551,019 and $375,021	1,067,468	1,092,351
Franchise rights	2,285,927	2,285,927
Goodwill	556,752	556,752
Other intangible assets, net of accumulated amortization of $143,011 and $105,789	40,838	75,516
Other non-current assets	445	501

Total assets	$4,018,451	$4,079,699

Liabilities & Invested Equity
Current liabilities:
Accounts payable and accrued expenses related to trade creditors	$49,528	$66,172
Accrued salaries and wages	20,318	18,455
Subscriber advance payments	14,709	13,709
Accrued property and other taxes	8,177	1,581
Notes payable to affiliates and accrued interest	216,770	211,400
Other current liabilities	12,789	16,662

Total current liabilities	322,291	327,979

Deferred income taxes	930,464	916,084
Other noncurrent liabilities	41,317	43,063
Commitments & contingencies (Note 8)
Invested equity	2,724,379	2,792,573

Total liabilities and invested equity	$4,018,451	$4,079,699

The accompanying notes are an integral part of these financial statements.

LOS ANGELES, DALLAS & CLEVELAND CABLE SYSTEM OPERATIONS
(A Carve-Out of Comcast Corporation)

COMBINED STATEMENTS OF OPERATIONS

For the three years in the period ended December 31, 2005

(Dollars in thousands)

	2005	2004	2003

Revenues	$1,188,222	$1,093,308	$1,023,538
Costs and expenses:
Operating (excluding depreciation)	464,782	427,016	420,173
Selling, general and administrative	316,990	313,198	312,777
Management fees charged by Comcast	69,690	59,100	43,996
Depreciation	218,415	223,510	222,811
Amortization	36,461	49,402	50,243

	1,106,338	1,072,226	1,050,000

Operating income (expense)	81,884	21,082	(26,462)
Other expense:
Interest expense	(1,100)	(1,757)	(1,964)
Interest expense on notes payable to affiliates	(5,369)	(3,541)	(2,964)
Equity in net losses of affiliates	(5,041)	(6,531)	(5,682)
Other expenses	(22,918)	(2,604)	(2,826)

	(34,428)	(14,433)	(13,436)

Income (loss) from operations before income taxes	47,456	6,649	(39,898)
Income tax (expense) benefit	(18,364)	(6,251)	8,173

Net income (loss)	$29,092	$398	$(31,725)

The accompanying notes are an integral part of these financial statements.

LOS ANGELES, DALLAS & CLEVELAND CABLE SYSTEM OPERATIONS
(A Carve-Out of Comcast Corporation)

COMBINED STATEMENTS OF CASH FLOWS

For the three years in the period ended December 31, 2005

(Dollars in thousands)

	2005	2004	2003

Cash flows from operating activities:
Net income (loss):	$29,092	$398	$(31,725)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	218,415	223,510	222,811
Amortization expense	36,461	49,402	50,243
Equity in net losses of affiliates	5,041	6,531	5,682
Accrued interest on notes payable to affiliates	5,369	3,541	2,964
Other non-cash interest expense	1,100	1,757	1,964
Losses on investments & other expense, net	384	—	—
Deferred income taxes	14,380	6,251	(8,173)
Changes in operating assets & liabilities:
Increase in accounts receivable, net	(3,777)	(2,317)	(1,269)
Decrease (increase) in prepaid expenses and other operating assets	1,342	(962)	770
(Decrease) increase in accounts payable and accrued expenses related to trade creditors	(6,460)	6,864	(2,441)
Increase (decrease) in accrued expenses and other operating liabilities	1,164	(26,494)	(8,878)

Net cash provided by operating activities	302,511	268,481	231,948

Cash flows from financing activities:
Net cash distributions to Comcast	(122,449)	(7,327)	(17,612)

Net cash used in financing activities	(122,449)	(7,327)	(17,612)

Cash flows from investing activities:
Capital expenditures	(174,700)	(232,902)	(214,712)
Proceeds from the sale of assets	471	1,652	1,583
Acquisitions, net of cash received	(740)	(23,622)	—
Cash paid for intangible assets	(4,174)	(5,549)	(1,820)
Other investing activities	(24)	(713)	(654)

Net cash used in investing activities	(179,167)	(261,134)	(215,603)

Increase (decrease) in cash and cash equivalents	895	20	(1,267)
Cash and cash equivalents—beginning of period	45	25	1,292

Cash and cash equivalents—end of period	$940	$45	$25

The accompanying notes are an integral part of these financial statements.

LOS ANGELES, DALLAS & CLEVELAND CABLE SYSTEM OPERATIONS
(A Carve-Out of Comcast Corporation)

COMBINED STATEMENTS OF INVESTED EQUITY

For the three years in the period ended December 31, 2005

(Dollars in thousands)

Balance, January 1, 2003	$2,777,556
Net loss	(31,725)
Net contributions from Comcast	38,470

Balance, December 31, 2003	2,784,301
Net loss	398
Net contributions from Comcast	7,874

Balance, December 31, 2004	2,792,573
Net income	29,092
Net distributions to Comcast	(97,286)

Balance, December 31, 2005	$2,724,379

The accompanying notes are an integral part of these financial statements.

LOS ANGELES, DALLAS & CLEVELAND CABLE SYSTEM OPERATIONS
(A Carve-Out of Comcast Corporation)

NOTES TO SPECIAL PURPOSE COMBINED CARVE-OUT FINANCIAL STATEMENTS
Years’ ending December 31, 2005, 2004 and 2003

1.	Business

Comcast Corporation (“Comcast”) is a Pennsylvania corporation, incorporated in December 2001. Comcast is principally involved in the development, management and operation of broadband communications networks in the United States. Comcast’s cable operations served approximately 21.4 million video subscribers as of December 31, 2005.

In April 2005, Comcast entered into agreements with Time Warner, Inc. (“Time Warner”) to (i) jointly acquire substantially all of the assets of Adelphia Communications Corporation (“Adelphia”); (ii) redeem Comcast’s interest in Time Warner Cable (“TWC”) and its subsidiary, Time Warner Entertainment (“TWE”); and (iii) exchange certain cable systems with Time Warner Cable (“proposed transactions’).

The proposed transactions have been subject to customary regulatory review and approvals, including court approval in the Adelphia Chapter 11 bankruptcy case, which has now been obtained. In July 2006, the Federal Communications Commission (“FCC”) approved the proposed transactions which represented the last federal approval needed in order to close the proposed transactions. The proposed transactions closed on July 31, 2006.

The accompanying special purpose financial statements represent the combined financial position and results of operations for Los Angeles, Dallas and Cleveland cable systems being exchanged with Time Warner (the “Exchange Systems”). Within these financial statements “we,” “us” and “our” refers to the Exchange Systems. The Exchange Systems served approximately 1.1 million video subscribers as of July 31, 2006.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying special purpose combined carve-out financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Exchange Systems are an integrated business of Comcast that operate in a single business segment and are not a stand-alone entity. The combined financial statements of the Exchange Systems reflect the assets, liabilities, revenue and expenses directly attributable to the Exchange Systems, as well as allocations deemed reasonable by management, to present the combined financial position, results of operations, changes in invested equity and cash flows of the Exchange Systems on a stand-alone basis. The allocation methodologies have been described within the notes to the combined financial statements where appropriate, and management considers the allocations to be reasonable. The financial information included herein may not necessarily reflect the combined financial position, results of operations, changes in invested equity and cash flows of the Exchange Systems in the future or what they would have been had the Exchange Systems been a separate, stand-alone entity during the periods presented.

Management’s use of estimates

The combined financial statements of the Exchange Systems have been prepared in conformity with GAAP, which requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates. Estimates are used when accounting for various items, such as allowances for doubtful accounts, investments, depreciation and amortization, asset impairment, non-monetary transactions, certain acquisition-related liabilities, pensions and other postretirement benefits, income taxes, and legal contingencies.

Fair Values

Estimated fair value amounts presented in these combined financial statements have been determined using available market information and appropriate methodologies. However, considerable judgment is required in

LOS ANGELES, DALLAS & CLEVELAND CABLE SYSTEM OPERATIONS
(A Carve-Out of Comcast Corporation)

NOTES TO SPECIAL PURPOSE COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

Years’ ending December 31, 2005, 2004 and 2003

2.	Summary of Significant Accounting Policies (Continued)

interpreting market data to develop the estimates of fair value. The estimates presented in these combined financial statements are not necessarily indicative of the amounts we could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair value estimates were based on pertinent information available to us as of December 31, 2005 and 2004. The fair value estimates have not been comprehensively updated for purposes of these combined financial statements since those dates.

Cash and cash equivalents

All highly-liquid investments purchased with a remaining maturity of three months or less are considered to be cash equivalents. At December 31, 2005 and 2004, cash equivalents consist of deposits in local depository accounts. The carrying amounts of our cash equivalents approximate their fair values at December 31, 2005 and 2004.

Property, plant and equipment

The Exchange Systems record property, plant and equipment at cost. Depreciation is generally recorded using the straight-line method over estimated useful lives. The significant components of property and equipment are as follows (dollars in thousands):

		December 31,
	Useful Life	2005	2004

Transmission and distribution plant	2-12 years	$1,485,885	$1,331,684
Buildings and building improvements	20 years	21,088	20,109
Land	N/A	6,864	6,864
Other	4-8 years	104,650	108,715

Property and equipment, at cost		1,618,487	1,467,372
Less: Accumulated Depreciation		(551,019)	(375,021)

Property and equipment, net		$1,067,468	$1,092,351

Improvements that extend these lives of the related assets are capitalized and other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation applicable to assets sold or retired are removed from the accounts and, unless they are presented separately, the gain or loss on disposition is recognized as a component of depreciation expense.

The costs associated with the construction of cable transmission and distribution facilities and new cable service installations are also capitalized. Costs include all direct labor and materials, as well as various indirect costs.

Investment

As of December 31, 2005, the Exchange Systems hold a 20% investment in Adlink Cable Advertising, LLC (“Adlink”), an entity that operates the adsales interconnect in the Los Angeles area that serves our Los Angeles cable system. The investment in Adlink is accounted for under the equity method as we and our affiliates have the ability to exercise significant influence over its operating and financial policies. The investment in Adlink was recorded at original cost and is adjusted to recognize our proportionate share of Adlink’s net losses after the date of investment, amortization of basis differences, additional cash contributions made, dividends received and

LOS ANGELES, DALLAS & CLEVELAND CABLE SYSTEM OPERATIONS
(A Carve-Out of Comcast Corporation)

NOTES TO SPECIAL PURPOSE COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

Years’ ending December 31, 2005, 2004 and 2003

2.	Summary of Significant Accounting Policies (Continued)

impairment charges resulting from adjustments to net realizable value. Summarized financial information for Adlink is provided in Note 4.

Asset Retirement Obligations

SFAS No. 143, “Accounting for Asset Retirement Obligations,” as interpreted by FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations—an Interpretation of FASB Statement No. 143,” requires that a liability be recognized for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. Certain of our franchise agreements and leases contain provisions requiring us to restore facilities or remove equipment in the event that the franchise or lease agreement is not renewed. We expect to continually renew our franchise agreements and have concluded that the related franchise right is an indefinite-lived intangible asset. Accordingly, the possibility is remote that we would be required to incur significant restoration or removal costs in the foreseeable future. We would record an estimated liability in the unlikely event a franchise agreement containing such a provision were no longer expected to be renewed. The obligations related to the removal provisions contained in our lease agreements or any disposal obligations related to our operating assets are not estimatable or are not material to our combined financial condition or results of operations.

Intangible Assets

Cable franchise rights represent the value attributed to agreements with local authorities that allow access to homes in cable service areas acquired in connection with business combinations. We do not amortize cable franchise rights because we have determined that they have an indefinite life. We reassess this determination periodically for each franchise based on the factors included in SFAS No. 142, “Goodwill and Other Intangible Assets”. Costs we incur in negotiating and renewing cable franchise agreements are included in other intangible assets and are amortized on a straight-line basis over the term of the franchise renewal period, generally 10 years.

Goodwill is the excess of the acquisition cost of an acquired entity over the fair value of the identifiable net assets acquired. Goodwill was allocated to the Exchange Systems based on the relative fair value of certain identifiable intangible assets, as determined by a third-party valuation expert. We test our goodwill and intangible assets that are determined to have an indefinite life for impairment at least annually.

Other intangible assets consist principally of franchise related customer relationships acquired in business combinations subsequent to the adoption of SFAS No. 141, “Business Combinations,” on July 1, 2001, cable franchise renewal costs, computer software, and other contractual operating rights. We record these costs as assets and amortize them on a straight-line basis over the term of the related agreements or estimated useful life, which generally range from 2 to 10 years.

Valuation of Long-Lived and Indefinite Lived Assets

In accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we periodically evaluate the recoverability and estimated lives of our long-lived assets, including property, plant and equipment and intangible assets subject to amortization, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable or the useful life has changed. Such evaluations include analyses based on the cash generated by the underlying assets, profitability information, including estimated future operating results, trends, funding by Comcast, or other determinants of fair value. If the total of the expected future undiscounted cash flows, is less than the carrying amount of the related assets, a loss is recognized for the difference between the fair value and the carrying value of the asset.

LOS ANGELES, DALLAS & CLEVELAND CABLE SYSTEM OPERATIONS
(A Carve-Out of Comcast Corporation)

NOTES TO SPECIAL PURPOSE COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

Years’ ending December 31, 2005, 2004 and 2003

2.	Summary of Significant Accounting Policies (Continued)

We evaluate the recoverability of our goodwill and indefinite life intangible assets annually, during the second quarter of each year, or more frequently whenever events or changes in circumstances indicate that the assets might be impaired. We perform the impairment assessment of our goodwill at the cable operations level as components below this level are not separate reporting units and have similar economic characteristics that allow them to be aggregated into one reporting unit.

We estimate the fair value of our cable franchise rights primarily based on discounted cash flow analysis, multiples of operating income before depreciation and amortization generated by the underlying assets, analyses of current market transactions and profitability information, including estimated future operating results, trends, and other determinants of fair value.

Revenue Recognition

We recognize video, high-speed internet, and phone revenues as service is provided. We manage credit risk by screening applicants for potential risk through the use of credit bureau data. If a subscribers’ account is delinquent, various measures are used to collect outstanding amounts, up to and including termination of the subscribers’ cable service. We recognize advertising sales revenue at estimated realizable values when the advertising is aired. Installation revenues obtained from the connection of subscribers to our broadband cable systems are less than related direct selling costs. Therefore, such revenues are recognized as connections are completed. Revenues derived from other sources are recognized when services are provided or events occur. Under the terms of our franchise agreements, we are generally required to pay up to 5% of our gross revenues earned from providing cable services within the local franchising area. We normally pass these fees through to our cable subscribers. We classify fees collected from cable subscribers as a component of revenues pursuant to EITF 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred.”

Programming Costs

Comcast secures programming content on behalf of the Exchange Systems. This programming is acquired for distribution to our subscribers, generally pursuant to multi-year license agreements, typically based on the number of subscribers that received the programming. From time to time these contracts expire and programming continues to be provided based on interim arrangements while the parties negotiate new contractual terms, sometimes with effective dates that affect prior periods. While payments are typically made under the prior contract terms, the amount of our programming costs recorded during these interim arrangements is based on our estimates of the ultimate contractual terms expected to be negotiated.

We have received or may receive incentives from programming networks for carriage of their programming. We reflect the deferred portion of these fees within non-current liabilities and amortize the fees as a reduction of programming costs (which are included in operating expenses) over the term of the programming contract.

Programming costs and amortization of the associated launch incentives have been allocated to the Exchange Systems on the basis of actual subscribers, and channel carriage, for each period presented.

Stock-Based Compensation

We account for stock-based compensation in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and related interpretations, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended (“SFAS No. 123”). Compensation expense for stock options is measured as the excess, if any, of the quoted market price of Comcast’s stock at the date

LOS ANGELES, DALLAS & CLEVELAND CABLE SYSTEM OPERATIONS
(A Carve-Out of Comcast Corporation)

NOTES TO SPECIAL PURPOSE COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

Years’ ending December 31, 2005, 2004 and 2003

2.	Summary of Significant Accounting Policies (Continued)

of the grant over the amount an optionee must pay to acquire the stock. We record compensation expense for restricted stock awards based on the quoted market price of Comcast’s stock at the date of the grant and the vesting period.

The following table illustrates the effect on net income (loss) if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation. Total stock-based compensation expense was determined under the fair value method for all awards using the accelerated recognition method as permitted under SFAS No. 123:

	For the years ended December 31,
	2005	2004	2003

Net income (loss), as reported	$29,092	$398	$(31,725)
Add: Stock-based compensation expense included in net income (loss), as reported above, net of related tax effects	731	243	—
Deduct: Stock-based compensation expense determined under fair value-based method, net of related tax effects	(3,287)	(3,027)	(2,021)

Pro forma, net income (loss)	$26,536	$(2,386)	$(33,746)

The weighted average fair value at date of grant of a Comcast Class A common stock option granted under the Comcast option plans during 2005, 2004 and 2003 was $13.16, $11.40 and $9.47, respectively. The fair value of each option granted during 2005, 2004 and 2003 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004	2003

Dividend Yield	0%	0%	0%
Expected Volatility	27.1%	28.7%	29.4%
Risk Free Interest Rate	4.3%	3.5%	3.0%
Expected Option Life (in years)	7.0	7.0	5.6
Forfeiture Rate	3.0%	3.0%	3.0%

Postretirement and Post Employment Benefits

We charge to operations the estimated costs of retiree benefits and benefits for former or inactive employees, after employment but before retirement, during the years the employees provide services. Eligible employees participate in benefit plans provided by Comcast, which include two former AT&T Broadband (“Broadband”) defined benefit pension plans and a health care stipend plan. Costs associated with these plans are allocated to us based on the costs associated with our participating employees as a percentage of the total costs for all plan participants. For the years ended December 31, 2005, 2004 and 2003, these allocated costs were approximately $1.9 million, $1.8 million and $2.2 million and are included in selling, general and administrative expenses in our combined statements of operations.

Income Taxes

Our results of operations have historically been included in the consolidated federal income tax returns of Comcast Corporation and the state income tax returns of California, Texas and Ohio. The income tax amounts reflected in the accompanying special purpose combined carve-out financial statements have been allocated based on taxable income directly attributable to the Exchange Systems, resulting in a stand-alone presentation. We believe

LOS ANGELES, DALLAS & CLEVELAND CABLE SYSTEM OPERATIONS
(A Carve-Out of Comcast Corporation)

NOTES TO SPECIAL PURPOSE COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

Years’ ending December 31, 2005, 2004 and 2003

2.	Summary of Significant Accounting Policies (Continued)

the assumptions underlying the allocation of income taxes are reasonable. However, the amounts allocated for income taxes in the accompanying special purpose combined carve-out financial statements are not necessarily indicative of the amount of income taxes that would have been recorded had the combined systems been operated as a separate, stand-alone entity.

Income taxes have been provided for using the liability method in accordance with FASB Statement No. 109, Accounting for Income Taxes (“Statement No. 109”). Statement No. 109 requires an asset and liability based approach in accounting for income taxes. Deferred tax assets and liabilities are recorded for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities and the expected benefits of utilizing net operating loss carryforwards. The impact on deferred taxes of changes in tax rates and laws, if any, applied to the years during which temporary differences are expected to be settled, are reflected in the combined financial statements in the period of enactment (see Note 7).

3.	Recent Accounting Pronouncements

SFAS No. 123R

In December 2004, the FASB issued SFAS No. 123R, which replaces SFAS No. 123 and supersedes APB No. 25. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the SEC’s interpretation of SFAS No. 123R and the valuation of share-based payments for public companies. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values at grant date or later modification. In addition, SFAS No. 123R will cause unrecognized cost (based on the amounts in our pro forma footnote disclosure) related to options vesting after the date of initial adoption to be recognized as a charge to results of operations over the remaining requisite service period.

We adopted SFAS No. 123R on January 1, 2006, using the Modified Prospective Approach (“MPA”), accordingly, prior periods have not been adjusted. The MPA requires that compensation expense be recorded for restricted stock and all unvested stock options as of January 1, 2006. We expect to continue using the Black-Scholes valuation model in determining the fair value of share-based payments to employees. For pro-forma disclosure purposes, we recognized the majority of our share-based compensation costs using the accelerated recognition method as permitted by SFAS No. 123. Upon adoption we will continue to recognize the cost of previously granted share-based awards under the accelerated recognition method and we will recognize the cost for new share-based awards on a straight-line basis over the requisite service period.

The adoption of SFAS No. 123R will result in an increase in 2006 compensation expense for the Exchange Systems of approximately $4.2 million, including the estimated impact of 2006 share-based awards.

SFAS No. 153

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29” (“SFAS No. 153”). The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions” (“APB No. 29”), is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for such exchange transactions occurring in fiscal periods beginning after June 15, 2005.

LOS ANGELES, DALLAS & CLEVELAND CABLE SYSTEM OPERATIONS
(A Carve-Out of Comcast Corporation)

NOTES TO SPECIAL PURPOSE COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

Years’ ending December 31, 2005, 2004 and 2003

3.	Recent Accounting Pronouncements (Continued)

SFAS No. 154

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a Replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS No. 154”). SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS 154 is effective for accounting changes and error corrections occurring in fiscal years beginning after December 15, 2005.

FSP 115-1

In November 2005, the FASB issued FASB Staff Position FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods beginning after December 15, 2005. The adoption of FSP 115-1 will not have a material impact on our combined financial condition or results of operations.

4.	Equity Method Investment

As of December 31, 2005, we have a 20% investment in Adlink, an entity that operates the adsales interconnect in the Los Angeles area and that serves our Los Angeles cable system. As described in Note 2, the Adlink investment is accounted for under the equity method as a result of our proportionate ownership interest and our ability to exercise significant influence over its operating and financial policies. Summarized financial information for Adlink is as follows:

	Adlink Cable Advertising, LLC
	December 31,
	2005	2004
	(In thousands)

Current assets	$37,217	$40,707
Noncurrent assets	13,411	12,398
Current liabilities	32,122	37,477
Non-current liabilities	8,167	5,054

	Adlink Cable Advertising, LLC
	For the years ended December 31,
	2005	2004	2003

Gross Revenues	$145,916	$153,307	$143,978
Gross Profit	28,242	23,778	26,423
Operating Loss	(2,048)	(9,517)	(5,129)
Net Loss	(1,801)	(9,404)	(5,070)

LOS ANGELES, DALLAS & CLEVELAND CABLE SYSTEM OPERATIONS
(A Carve-Out of Comcast Corporation)

NOTES TO SPECIAL PURPOSE COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

Years’ ending December 31, 2005, 2004 and 2003

4.	Equity Method Investment (Continued)

The carrying amount of our investment in Adlink exceeded our proportionate interests in the book value of the investees’ net assets by $4.4 million and $9.4 million as of December 31, 2005 and 2004, respectively. This difference relates to contract-based intangible assets and is included in investments in the accompanying combined balance sheets and is being amortized to equity in net loss of affiliates over the term of the underlying contract which expires in 2008.

5.	Intangible Assets

The gross carrying amount and accumulated amortization of our intangible assets subject to amortization are as follows (dollars in thousands):

	December 31,
	2005		2004
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Franchise related customer relationships	$140,955	$(132,993)	$140,955	$(101,302)
Cable franchise renewal costs and contractual operating rights	36,636	(7,573)	34,117	(3,303)
Computer software and other agreements and rights	6,258	(2,445)	6,233	(1,184)

Total	$183,849	$(143,011)	$181,305	$(105,789)

Estimated amortization expense for each of the next five years is as follows (dollars in thousands):

2006	$11,111
2007	7,864
2008	5,425
2009	5,063
2010	4,634

6.	Employee Benefit Plans

Certain employees are eligible to contribute a portion of their compensation through payroll deductions, in accordance with specified guidelines, to various retirement-investment plans sponsored by Comcast. Comcast matches a percentage of the eligible employees’ contributions up to certain limits. Expenses recorded in operating and selling, general and administrative expenses in the accompanying combined statements of operations, related to these plans, amounted to $5.3 million, $5.2 million and $4.4 million for the years’ ending December 31, 2005, 2004 and 2003, respectively.

7.	Income Taxes

Taxable income and/or loss generated by the Exchange Systems has been included in the consolidated federal income tax returns of Comcast and certain of its state income tax returns. Comcast has allocated income taxes to the Exchange Systems in the accompanying combined financial statements as if the Exchange Systems were held in a separate corporation which filed separate income tax returns. Comcast believes the assumptions underlying its allocation of income taxes on a separate return basis are reasonable. However, the amounts allocated for income

LOS ANGELES, DALLAS & CLEVELAND CABLE SYSTEM OPERATIONS
(A Carve-Out of Comcast Corporation)

NOTES TO SPECIAL PURPOSE COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

Years’ ending December 31, 2005, 2004 and 2003

7.	Income Taxes (Continued)

taxes in the accompanying combined financial statements are not necessarily indicative of the actual amount of income taxes that would have been recorded had the Exchange Systems been held within a separate stand-alone entity.

Income tax (expense) benefit consists of the following components (dollars in thousands):

	Year ended December 31,
	2005	2004	2003
	(Dollars in thousands)

Current (expense) benefit:
Federal	$(3,324)	$—	$—
State	(660)	—	—

	(3,984)	—	—

Deferred (expense) benefit:
Federal	(17,811)	(214)	17,083
State	3,431	(6,037)	(8,910)

	(14,380)	(6,251)	8,173

Income tax (expense) benefit	$(18,364)	$(6,251)	$8,173

The effective income tax (expense) benefit differs from the U.S. federal statutory amount of 35% because of the effect of the following items:

	Year ended December 31,
	2005	2004	2003
	(Dollars in thousands)

Federal (taxes) benefit at statutory rate	$(16,610)	$(2,327)	$13,964
State income taxes, net of federal taxes (benefit)	1,801	(3,924)	(5,792)
Adjustment to prior year income tax accrual and related interest	(3,555)	—	—
Other	—	—	1

Income tax (expense) benefit	$(18,364)	$(6,251)	$8,173

LOS ANGELES, DALLAS & CLEVELAND CABLE SYSTEM OPERATIONS
(A Carve-Out of Comcast Corporation)

NOTES TO SPECIAL PURPOSE COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

Years’ ending December 31, 2005, 2004 and 2003

7.	Income Taxes (Continued)

The net deferred tax liability consists of the following components:

	December 31,
	2005	2004
	(Dollars in thousands)

Deferred tax assets:
Net operating loss carryforwards	$167,344	$164,597
Non-deductible accruals	4,121	4,455
Less: Valuation allowance	(16,925)	(17,394)

	154,540	151,658

Deferred tax liabilities:
Differences between book and tax basis of property and equipment and intangible assets	1,079,093	1,061,831
Differences between book and tax basis of investments	5,911	5,911

	1,085,004	1,067,742

Net deferred tax liability	$930,464	$916,084

Gross deferred tax assets as of December 31, 2005, include $150.4 million of federal and $16.9 million of state net operating loss carryforwards, determined on a separate return basis, which would expire in periods through 2025. A valuation allowance has been recorded on the state carryforwards because the realizability of such tax benefits on a separate return basis is not more likely than not. The federal net operating loss carryforwards have been fully utilized in the consolidated federal income tax returns of Comcast. In addition, any unused state net operating losses will remain with Comcast subsequent to the exchange.

8.  Commitments & Contingencies

Commitments

The following table summarizes our minimum annual commitments under our rental commitments for office space, equipment and other non-cancelable operating leases as of December 31, 2005 (dollars in thousands):

Total

2006	$9,302
2007	5,779
2008	5,362
2009	5,191
2010	5,421
Thereafter	29,471

Rental expenses charged to operations were $9.7 million, $11.1 million and $11.6 million for the years ending December 31, 2005, 2004 and 2003, respectively, and are reflected in operating and selling, general and administrative expenses in the accompanying combined statements of operations.

LOS ANGELES, DALLAS & CLEVELAND CABLE SYSTEM OPERATIONS
(A Carve-Out of Comcast Corporation)

NOTES TO SPECIAL PURPOSE COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

Years’ ending December 31, 2005, 2004 and 2003

8.  Commitments & Contingencies (Continued)

Contingencies

At Home Cases

Under the terms of the Broadband acquisition, Comcast Corporation is contractually liable for 50% of any liabilities of AT&T relating to certain At Home litigation. AT&T will be liable for the other 50%. Such litigation includes, but is not limited to, two actions brought by At Home’s bondholders’ liquidating trust against AT&T (and not naming Comcast Corporation): (i) a lawsuit filed against AT&T and certain of its senior officers in Santa Clara, California state court alleging various breaches of fiduciary duties, misappropriation of trade secrets and other causes of action and (ii) an action filed against AT&T in the District Court for the Northern District of California alleging that AT&T infringed an At Home patent by using its broadband distribution and high-speed internet backbone networks and equipment.

In May 2005, At Home bondholders’ liquidating trust and AT&T agreed to settle these two actions. Pursuant to the settlement, AT&T agreed to pay $340 million to the bondholders’ liquidating trust. The settlement was approved by the Bankruptcy Court, and these two actions were dismissed. As a result of the settlement by AT&T, Comcast Corporation recorded a $170 million charge to other income (expense), reflecting Comcast’s portion of the settlement amount to AT&T in its 2005 financial results. Other expense for 2005 includes a $20.3 million charge associated with the allocation of the At Home settlement.

Other

We are subject to other legal proceedings and claims that arise in the ordinary course of our business. The final disposition of these claims is not expected to have a material adverse effect on our combined financial condition, but could possibly be material to our combined results of operations. Further, no assurance can be given that any adverse outcome would not be material to our combined financial position.

9.	Statements of Cash Flows—Supplemental Information

The following table summarizes our cash payments for interest and income taxes, and supplemental disclosures of non-cash investing and financing activities:

	Year ending December 31,
	2005	2004	2003
	(Dollars in thousands)

Cash paid for:
Interest	$—	$—	$—
Income taxes	—	—	—
Supplemental disclosure of non-cash investing and financing activities:
Asset transfers	25,163	15,201	56,082
Accrued capital expenditures	6,369	16,554	13,187

LOS ANGELES, DALLAS & CLEVELAND CABLE SYSTEM OPERATIONS
(A Carve-Out of Comcast Corporation)

NOTES TO SPECIAL PURPOSE COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

Years’ ending December 31, 2005, 2004 and 2003

10.	Notes Payable to Affiliates

	December 31,
	2005	2004
	(Dollars in thousands)

Notes payable to affiliates, payable on demand
LIBOR (4.5298% at 12/31/05) + 1.125%	$119,963	$119,962
Accrued interest	96,807	91,438

Total	$216,770	$211,400

As of December 31, 2005 and 2004, the Exchange Systems are a party to certain demand promissory notes payable to affiliates of Comcast. Interest recorded on these notes totaled $5.4 million, $3.5 million and $3.0 million, respectively, for each of the three years in the period ending December 31, 2005. The principal amount of the notes, and the related interest accrued thereon have been reflected in Notes Payable to Affiliates in the accompanying combined balance sheets.

11.	Related Party Transactions

Overview

Comcast and its subsidiaries provide certain management and administrative services to each of its cable systems, including the Exchange Systems. The costs of such services are reflected in appropriate categories in the accompanying combined statements of operations for the years ended December 31, 2005, 2004 and 2003. Additionally, Comcast performs cash management functions on behalf of the Exchange Systems. Substantially all of the Exchange Systems’ cash balances are swept to Comcast on a daily basis, where they are managed and invested by Comcast. As a result, all of our charges and cost allocations covered by these centralized cash management functions were deemed to have been paid by us to Comcast, in cash, during the period in which the cost was recorded in the combined financial statements. In addition, all of our cash receipts were advanced to Comcast as they were received. The excess of cash receipts advanced over the charges and cash allocation is reflected as net cash distributions to Comcast in the combined statements of invested equity and cash flows.

We consider all of our transactions with Comcast to be financing transactions, which are presented as net cash distributions to Comcast in the accompanying combined statements of cash flows.

Net Contributions From (Distributions to) Comcast

The significant components of the net cash contributions from (distributions to) Comcast for the years’ ending December 31, 2005, 2004 and 2003, were as follows:

	Year ending December 31,
Category:	2005	2004	2003
	(Dollars in thousands)

Customer payments and other cash receipts	$(1,171,730)	$(1,073,296)	$(997,909)
Expense allocations	595,398	546,628	582,300
Accounts payable and other payments	409,835	479,159	464,005
Fixed asset and inventory transfers	25,163	15,201	56,082
Taxes	44,048	40,182	(66,008)

Total	$(97,286)	$7,874	$38,470

LOS ANGELES, DALLAS & CLEVELAND CABLE SYSTEM OPERATIONS
(A Carve-Out of Comcast Corporation)

NOTES TO SPECIAL PURPOSE COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

Years’ ending December 31, 2005, 2004 and 2003

11.  Related Party Transactions (Continued)

Contributions from (distributions to) Comcast are generally recorded based on actual costs incurred, without a markup. The basis of allocation to the Exchange Systems, for the items described above, is as follows:

Customer payments and other cash receipts—As indicated above, Comcast utilizes a centralized cash management system under which all cash receipts are swept to, and managed and invested by, Comcast on a daily basis. To the extent customer payments are received by Comcast’s third-party lockbox processors, or to the extent other cash receipts are received by Comcast, related to the Exchange Systems, such amounts are applied to the corresponding customer accounts receivable or miscellaneous receivable balances and are reflected net in net cash contributions from (distributions to) Comcast in the accompanying combined statements of invested equity.

Expense allocations—Comcast centrally administers and incurs the costs associated with certain functions on a centralized basis, including programming contract administration and programming payments, payroll and related tax and benefits processing, and management of the costs of the high-speed data and telephone networks, and allocates the associated costs to the Exchange Systems. The costs incurred have been allocated to the Exchange Systems based on the actual amounts processed on behalf of the systems.

Accounts payable and other payments—All cash disbursements for trade and other accounts payable, and accrued expenses, are funded centrally by a subsidiary of Comcast. Transactions processed for trade and other accounts payable, and accrued expenses, associated with the operations of the Exchange Systems are reflected net in net cash contributions from (distributions to) Comcast in the accompanying combined statements of invested equity.

Fixed asset and inventory transfers—Certain assets are purchased centrally and warehoused by Comcast, and are shipped to the operating cable systems on an as-needed basis. Additionally, in the normal course of business, inventory items or customer premise equipment may be transferred between cable systems based on customer demands, rebuild requirements, and other factors. The operating cable systems, including the Exchange Systems, are charged for these assets based on historical cost value paid by the acquiring system.

Programming Costs & Incentives

We purchase programming content, and receive launch incentives, from certain of Comcast Corporation’s content subsidiaries, and from certain parties in which Comcast Corporation has a direct financial interest or other indirect relationship. The amounts recorded for launch incentives, programming expenses and launch amortization as of December 31 2005 and 2004, and for the three years in the period ending December 31, 2005, for content purchased from related parties, are as follows:

	December 31,
	2005	2004
	(Dollars in thousands)

Balance Sheet:
Deferred launch incentives	$9,644	$7,401

LOS ANGELES, DALLAS & CLEVELAND CABLE SYSTEM OPERATIONS
(A Carve-Out of Comcast Corporation)

NOTES TO SPECIAL PURPOSE COMBINED CARVE-OUT FINANCIAL STATEMENTS (Continued)

Years’ ending December 31, 2005, 2004 and 2003

11.  Related Party Transactions (Continued)

Deferred launch incentives are reflected in other current and noncurrent liabilities in the accompanying combined balance sheets.

	Year ending December 31,
	2005	2004	2003
	(Dollars in thousands)

Statements of Operations:
Programming Expenses	$8,003	$6,866	$6,069
Launch Amortization	1,647	1,085	835

Programming expenses and launch amortization are reflected in operating expenses in the accompanying combined statements of operations.

LOS ANGELES, DALLAS & CLEVELAND CABLE SYSTEM OPERATIONS
(A Carve-Out of Comcast Corporation)

COMBINED BALANCE SHEETS (UNAUDITED)

(Dollars in thousands)

	June 30,	December 31,
	2006	2005
Assets
Current assets:
Cash and cash equivalents	$524	$940
Accounts receivable, net of allowances for doubtful accounts of $5,288 and $4,320	56,292	52,629
Prepaid assets	5,712	4,680
Other current assets	2,705	2,353

Total current assets	65,233	60,602

Investments	3,401	6,419

Property, plant and equipment, net of accumulated depreciation of $647,270 and $551,019	1,054,301	1,067,468
Franchise rights	2,276,940	2,285,927
Goodwill	556,752	556,752
Other intangible assets, net of accumulated amortization of $148,778 and $143,011	38,821	40,838
Other non-current assets	427	445

Total assets	$3,995,875	$4,018,451

Liabilities & invested equity
Current liabilities:
Accounts payable and accrued expenses related to trade creditors	$58,818	$49,528
Accrued salaries and wages	22,818	20,318
Subscriber advance payments	15,339	14,709
Accrued property and other taxes	14,508	8,177
Notes payable to affiliates and accrued interest	220,392	216,770
Other current liabilities	8,728	12,789

Total current liabilities	340,603	322,291

Deferred income taxes	922,759	930,464
Other noncurrent liabilities	40,074	41,317

Commitments & contingencies (Note 8)

Invested equity	2,692,439	2,724,379

Total liabilities and invested equity	$3,995,875	$4,018,451

The accompanying notes are an integral part of these financial statements.

LOS ANGELES, DALLAS & CLEVELAND CABLE SYSTEM OPERATIONS
(A Carve-Out of Comcast Corporation)

COMBINED STATEMENTS OF OPERATIONS (UNAUDITED)
For the three months and six months ended June 30, 2006 and 2005

(Dollars in thousands)

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005

Revenues	$322,658	$299,989	$630,105	$590,574

Costs and expenses:
Operating (excluding depreciation)	125,723	111,551	247,723	223,601
Selling, general and administrative	81,380	84,385	167,958	163,889
Management fees charged by Comcast	18,940	15,263	37,260	32,745
Franchise impairment	8,987	—	8,987	—
Depreciation	53,710	50,676	105,853	103,962
Amortization	2,737	8,433	5,465	17,589

	291,477	270,308	573,246	541,786

Operating income	31,181	29,681	56,859	48,788

Other expense:
Interest expense	(86)	(177)	(236)	(428)
Interest expense on notes payable to affiliates	(1,881)	(1,267)	(3,622)	(2,427)
Equity in net losses of affiliates	(1,673)	(1,172)	(3,027)	(2,587)
Other expenses	(650)	(868)	(1,291)	(21,616)

	(4,290)	(3,484)	(8,176)	(27,058)

Income from operations before income taxes	26,891	26,197	48,683	21,730
Income tax benefit (expense)	16,836	(10,588)	7,705	(8,409)

Net income	$43,727	$15,609	$56,388	$13,321

The accompanying notes are an integral part of these financial statements.

LOS ANGELES, DALLAS & CLEVELAND CABLE SYSTEM OPERATIONS
(A Carve-Out of Comcast Corporation)

COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the six months ended June 30, 2006 and 2005

(Dollars in thousands)

	2006	2005

Cash flows from operating activities:
Net income:	$56,388	$13,321

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	105,853	103,962
Amortization expense	5,465	17,589
Franchise impairment	8,987	—
Equity in net losses of affiliates	3,027	2,587
Accrued interest on notes payable to affiliates	3,622	2,427
Other non-cash interest expense	236	428
Losses on disposal of assets and investments	50	2,202
Deferred income taxes	(7,705)	6,417

Changes in operating assets & liabilities:
Increase in accounts receivable, net	(3,663)	(1,916)
(Increase) decrease in prepaid expenses and other operating assets	(1,366)	998
Increase (decrease) in accounts payable and accrued expenses related to trade creditors	5,054	(4,006)
Increase in accrued expenses and other operating liabilities	3,920	6,033

Net cash provided by operating activities	179,868	150,042

Cash flows from financing activities:
Net cash distributions to Comcast	(95,209)	(56,149)

Net cash used in financing activities	(95,209)	(56,149)

Cash flows from investing activities:
Capital expenditures	(82,548)	(90,488)
Proceeds from the sale of assets	961	1,071
Acquisitions, net of cash received	(2,515)	(1,190)
Cash paid for intangible assets	(973)	(2,660)
Other investing activities	—	(336)

Net cash used in investing activities	(85,075)	(93,603)

(Decrease) increase in cash and cash equivalents	(416)	290
Cash and cash equivalents—beginning of period	940	45

Cash and cash equivalents—end of period	$524	$335

The accompanying notes are an integral part of these financial statements.

LOS ANGELES, DALLAS & CLEVELAND CABLE SYSTEM OPERATIONS
(A Carve-Out of Comcast Corporation)

NOTES TO SPECIAL PURPOSE COMBINED CARVE-OUT
FINANCIAL STATEMENTS (UNAUDITED)

Three months and six months ended June 30, 2006 and 2005

1.	Business

Comcast Corporation (“Comcast”) is a Pennsylvania corporation, incorporated in December 2001. Comcast is principally involved in the development, management and operation of broadband communications networks in the United States. Comcast’s cable operations served approximately 21.7 million video subscribers as of June 30, 2006.

In April 2005, Comcast entered into agreements with Time Warner, Inc. (“Time Warner”) to (i) jointly acquire substantially all of the assets of Adelphia Communications Corporation (“Adelphia”); (ii) redeem Comcast’s interest in Time Warner Cable (“TWC”) and its subsidiary, Time Warner Entertainment (“TWE”); and (iii) exchange certain cable systems with Time Warner Cable (“proposed transactions”). The proposed transactions have been subject to customary regulatory review and approvals, including court approval in the Adelphia Chapter 11 bankruptcy case, which has now been obtained. In July 2006, the Federal Communications Commission (“FCC”) approved the proposed transactions which represented the last federal approval needed in order to close the proposed transactions. The proposed transactions closed on July 31, 2006.

The accompanying special purpose combined financial statements represent the financial position and results of operations for Los Angeles, Dallas and Cleveland cable systems being exchanged with Time Warner (the “Exchange Systems”). Within these financial statements “we,” “us” and “our” refers to the Exchange Systems. The Exchange Systems served approximately 1.1 million video subscribers as of July 31, 2006.

2.	Combined Carve-Out Financial Statements

Basis of Presentation

We have prepared these unaudited special purpose combined carve-out financial statements based upon Securities and Exchange Commission (“SEC”) rules that permit reduced disclosure for interim periods.

The accompanying special purpose combined carve-out financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include all adjustments that are necessary for a fair presentation of the Exchange Systems combined financial condition and results of operations for the interim periods shown, including normal recurring accruals and other items. The combined results of operations for the interim periods presented are not necessarily indicative of results for the full year.

The Exchange Systems are an integrated business of Comcast that operate in a single business segment and are not a stand-alone entity. The combined financial statements of the Exchange Systems reflect the assets, liabilities, revenues and expenses directly attributable to the Exchange Systems, as well as allocations deemed reasonable by management, to present the combined financial position, results of operations and cash flows of the Exchange Systems on a stand-alone basis. The allocation methodologies have been described within the notes to the combined financial statements, where appropriate, and management considers the allocations to be reasonable. The financial information included herein may not necessarily reflect the combined financial position, results of operations and cash flows of the Exchange Systems in the future or what they would have been had the Exchange Systems been a separate, stand-alone entity during the periods presented.

Income Taxes

The income tax benefit for the three and six months ended June 30, 2006, is primarily attributable to the favorable impact of a change in state tax law in Texas.

LOS ANGELES, DALLAS & CLEVELAND CABLE SYSTEM OPERATIONS
(A Carve-Out of Comcast Corporation)

NOTES TO SPECIAL PURPOSE COMBINED CARVE-OUT
FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Three months and six months ended June 30, 2006 and 2005

3.	Recent Accounting Pronouncements

SFAS No. 123R

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment” (“SFAS No. 123R”) using the Modified Prospective Approach. See Note 6 for further detail regarding the adoption of this standard.

SFAS No. 155

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an Amendment of FASB Statements No. 133 and 140” (“SFAS No. 155”). SFAS No. 155 allows financial instruments that contain an embedded derivative and that otherwise would require bifurcation to be accounted for as a whole on a fair value basis, at the holders’ election. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. This statement is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. We do not expect that the adoption of SFAS No. 155 will have a material impact on our combined financial condition or results of operations.

FASB Interpretation No. 48

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the recognition threshold and measurement of a tax position taken on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. FIN 48 also requires expanded disclosure with respect to the uncertainty in income taxes. We are currently evaluating the requirements of FIN 48 and the impact this interpretation may have on our combined financial statements

SEC Staff Accounting Bulletin No. 108

In September 2006, the SEC issued SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year financial statement misstatement. Specifically, the SAB articulates the SEC’s position that registrants should quantify the effects of prior period errors using both a balance sheet approach (“iron curtain method”) and an income statement approach (“rollover method”) and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending after November 15, 2006. We are evaluating the requirements of SAB 108, however, we do not expect the adoption of SAB 108 to have a material impact on our combined financial condition or results of operations.

4.	Equity Method Investment

As of June 30, 2006, we have a 20% investment in Adlink, an entity that operates the adsales interconnect in the Los Angeles area and that serves our Los Angeles cable system. The Adlink investment is accounted for under the

LOS ANGELES, DALLAS & CLEVELAND CABLE SYSTEM OPERATIONS
(A Carve-Out of Comcast Corporation)

NOTES TO SPECIAL PURPOSE COMBINED CARVE-OUT
FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Three months and six months ended June 30, 2006 and 2005

4.	Equity Method Investment (Continued)

equity method as a result of our proportionate ownership interest and our ability to exercise significant influence over its operating and financial policies. Summarized financial information for Adlink is as follows:

	Adlink Cable
	Advertising, LLC
	June 30,	December 31,
	2006	2005
	(In thousands)

Current assets	$32,371	$37,217
Noncurrent assets	11,449	13,411
Current liabilities	27,777	32,122
Non-current liabilities	8,744	8,167

	Adlink Cable Advertising, LLC
	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	(In thousands)

Gross Revenues	$37,875	$35,197	$68,578	$66,585
Gross Profit	4,429	7,121	10,460	13,421
Operating Income (Loss)	(1,608)	952	(1,608)	680
Net (Loss) Income	(2,558)	2	(3,485)	(1,241)

The carrying amount of our investment in Adlink exceeded our proportionate interests in the book value of the investees’ net assets by $2.1 million and $4.4 million as of June 30, 2006 and December 31, 2005, respectively. This difference relates to contract-based intangible assets and is being amortized to equity in net loss of affiliates over the term of the underlying contract which expires in 2008.

5.	Franchise Rights

Comcast evaluates the recoverability of its goodwill and indefinite life intangible assets, including cable franchise rights, annually during the second quarter of each year or more frequently whenever events or changes in circumstances indicate that the assets might be impaired. Comcast estimates the fair value of its goodwill and cable franchise rights primarily based on discounted cash flow analyses, multiples of income before depreciation and amortization generated by the underlying assets, analyses of current market transactions, and profitability information, including estimated future operating results, trends or other determinants of fair value.

In connection with Comcast Corporation’s annual evaluation of its goodwill and indefinite life intangible assets, it was determined that the carrying value of the cable franchise rights exceeded their fair value for the Exchange Systems by approximately $9 million. The excess of the carrying value over the fair value of the cable franchise rights is reflected as an impairment loss in the accompanying combined statements of operations.

6.	Share-Based Compensation

Effective January 1, 2006 we adopted SFAS No. 123R using the Modified Prospective Approach, accordingly, we have not adjusted 2005 or prior years upon the adoption. SFAS No. 123R revises SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”). SFAS No. 123R requires the cost of all share-based payments to employees, including grants of employee stock options, to be recognized in the financial

LOS ANGELES, DALLAS & CLEVELAND CABLE SYSTEM OPERATIONS
(A Carve-Out of Comcast Corporation)

NOTES TO SPECIAL PURPOSE COMBINED CARVE-OUT
FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Three months and six months ended June 30, 2006 and 2005

6.	Share-Based Compensation (Continued)

statements based on their fair values at grant date, or the date of later modification, over the requisite service period. In addition, SFAS No. 123R requires unrecognized cost (based on the amounts previously disclosed in our pro forma footnote disclosure) related to options vesting after the date of initial adoption to be recognized in the financial statements over the remaining requisite service period.

Under the Modified Prospective Approach, the amount of compensation cost recognized includes: (i) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123 and (ii) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. Prior to the adoption of SFAS No. 123R, we recognized the majority of our share-based compensation costs using the accelerated recognition method. Upon adoption, we recognize the cost of previously granted share-based awards under the accelerated recognition method and recognize the cost of new share-based awards on a straight-line basis over the requisite service period. The incremental pre-tax share-based compensation expense recognized due to the adoption of SFAS No. 123R for the three months and six months ended June 30, 2006 was $0.7 million and $1.5 million, respectively. Total share-based compensation expense recognized under SFAS No. 123R, including the incremental pre-tax share-based compensation expense above, was $1.0 million, with an associated tax benefit of $0.4 million for the three months ended June 30, 2006, and $2.0 million, with an associated tax benefit of $0.7 million for the six months ended June 30, 2006, respectively. The amount of share-based compensation capitalized was not material to our combined financial statements.

SFAS No. 123R also required us to change the classification, in our combined statements of cash flows, of any tax benefits realized upon the exercise of stock options or issuance of restricted share unit awards in excess of that which is associated with the expense recognized for financial reporting purposes.

Prior to January 1, 2006 we accounted for our share-based compensation plans in accordance with the provisions of APB No. 25, as permitted by SFAS No. 123, and accordingly did not recognize compensation expense for stock options with an exercise price equal to or greater than the market price of the underlying Comcast Corporation stock at the date of grant. Had the fair value-based method as prescribed by SFAS No. 123 been applied, additional pre-tax compensation expense of $1.0 million and $1.9 million would have been recognized for the three months and six months ended June 30, 2005, respectively, and the effect on net income would have been as follows:

	Three months	Six months
	ended	ended
	June 30,	June 30,
	2005	2005
	(Dollars in thousands)

Net income as reported	$15,609	$13,321
Add: Share-based compensation expense included in net income, as reported above, net of related tax effects	220	287
Less: Share-based compensation expense determined under fair value-based method, net of related tax effects	(881)	(1,502)

Pro forma net income	$14,948	$12,106

LOS ANGELES, DALLAS & CLEVELAND CABLE SYSTEM OPERATIONS
(A Carve-Out of Comcast Corporation)

NOTES TO SPECIAL PURPOSE COMBINED CARVE-OUT
FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Three months and six months ended June 30, 2006 and 2005

6.	Share-Based Compensation (Continued)

Comcast Corporation Option Plans

Comcast Corporation maintains stock option plans for certain employees under which fixed price stock options may be granted and the option price is generally not less than the fair value of a share of the underlying Comcast Corporation Class A or Class A Special common stock at the date of grant (collectively, the “Comcast Option Plans”). Options granted under the Comcast Option Plans generally have a term of 10 years and become exercisable between two and nine and one half years from the date of grant.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions noted in the following table. Expected volatility is based on a blend of implied and historical volatility of Comcast Corporation Class A common stock. Comcast Corporation uses historical data on exercises of stock options and other factors to estimate the expected term of the options granted. The risk free rate is based on the U.S. Treasury yield curve in effect at the date of grant.

	Three months		Six months
	ended		ended
	June 30,		June 30,
	2006	2005	2006	2005

Dividend yield	0%	0%	0%	0%
Expected volatility	27.0%	27.0%	27.0%	27.1%
Risk-free interest rate	5.0%	4.1%	4.8%	4.4%
Expected option life (in years)	7.0	7.0	7.0	7.0
Forfeiture rate	3.0%	3.0%	3.0%	3.0%

The weighted average fair value at date of grant of a Comcast Corporation Class A common stock option granted under the Comcast Option Plans during the six month period ended June 30, 2006 and 2005, was $10.62 and $13.30, respectively.

As of June 30, 2006, there was $5.1 million of total unrecognized, pre-tax compensation cost related to non-vested stock options. This cost is expected to be recognized over a weighted-average period of approximately two years.

Comcast Corporation Restricted Stock Plan

Comcast Corporation maintains a restricted stock plan under which certain employees and directors (“Participant”) may be granted restricted share unit awards in Comcast Corporation Class A or Class A Special common stock. Awards of restricted share units are valued by reference to shares of common stock that entitle a Participant to receive, upon the settlement of the unit, one share of common stock for each unit. The awards vest annually, generally over a period not to exceed five years from the date of the award, and do not have voting rights.

The following table summarizes the weighted-average fair value at date of grant and the compensation expense recognized related to restricted share unit awards:

	Three months		Six months
	ended		ended
	June 30,		June 30,
	2006	2005	2006	2005

Weighted-average fair value	$32.18	$32.35	$29.44	$33.94
Compensation expense recognized (in millions)	$0.3	$0.3	$0.6	$0.5

LOS ANGELES, DALLAS & CLEVELAND CABLE SYSTEM OPERATIONS
(A Carve-Out of Comcast Corporation)

NOTES TO SPECIAL PURPOSE COMBINED CARVE-OUT
FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Three months and six months ended June 30, 2006 and 2005

6.	Share-Based Compensation (Continued)

The total fair value of restricted share units vested during the three months and six months ended June 30, 2006 was $4 thousand and $467 thousand, respectively.

As of June 30, 2006, there was $4.0 million of total unrecognized pre-tax compensation cost related to non-vested restricted share unit awards. This cost is expected to be recognized over a weighted-average period of approximately two and one half years.

7.	Notes Payable to Affiliates

	June 30,	December 31,
	2006	2005
	(Dollars in thousands)

Notes payable to affiliates, payable on demand. LIBOR (5.5085% at 6/30/06) + 1.125%	$119,963	$119,963
Accrued interest	100,429	96,807

Total	$220,392	$216,770

As of June 30, 2006 and December 31, 2005, the Exchange Systems are a party to certain demand promissory notes payable to affiliates of Comcast. Interest recorded on these notes totaled $3.6 million and $2.4 million, respectively, for the six months ending June 30, 2006 and 2005. The principal amount of the notes, and the related interest accrued thereon have been reflected in Notes Payable to Affiliates in the accompanying combined balance sheets.

8.	Commitments & Contingencies

Contingencies

At Home Cases

Under the terms of the AT&T Broadband acquisition, Comcast Corporation is contractually liable for 50% of any liabilities of AT&T relating to certain At Home litigation. AT&T will be liable for the other 50%. Such litigation includes, but is not limited to, two actions brought by At Home’s bondholders’ liquidating trust against AT&T (and not naming Comcast Corporation): (i) a lawsuit filed against AT&T and certain of its senior officers in Santa Clara, California state court alleging various breaches of fiduciary duties, misappropriation of trade secrets and other causes of action and (ii) an action filed against AT&T in the District Court for the Northern District of California alleging that AT&T infringed an At Home patent by using its broadband distribution and high-speed internet backbone networks and equipment.

In May 2005, At Home bondholders’ liquidating trust and AT&T agreed to settle these two actions. Pursuant to the settlement, AT&T agreed to pay $340 million to the bondholders’ liquidating trust. The settlement was approved by the Bankruptcy Court, and these two actions were dismissed. As a result of the settlement by AT&T, Comcast Corporation recorded a $170 million charge to other income (expense), reflecting Comcast’s portion of the settlement amount to AT&T in its financial results for the six months ended June 30, 2005. Other expense for the six months ended June 30, 2005, includes a $20.3 million charge associated with the allocation of the At Home settlement.

LOS ANGELES, DALLAS & CLEVELAND CABLE SYSTEM OPERATIONS
(A Carve-Out of Comcast Corporation)

NOTES TO SPECIAL PURPOSE COMBINED CARVE-OUT
FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Three months and six months ended June 30, 2006 and 2005

8.	Commitments & Contingencies (Continued)

Other

We are subject to other legal proceedings and claims that arise in the ordinary course of our business. The final disposition of these claims is not expected to have a material adverse effect on our combined financial position, but could possibly be material to our combined results of operations. Further, no assurance can be given that any adverse outcome would not be material to our combined financial position.

9.	Related Party Transactions

Overview

Comcast and its subsidiaries provide certain management and administrative services to each of its cable systems, including the Exchange Systems. The costs of such services are reflected in appropriate categories in the accompanying combined statements of operations for the three months and six months ended June 30, 2006 and 2005. Additionally, Comcast performs cash management functions on behalf of the Exchange Systems. Substantially all of the Exchange Systems’ cash balances are swept to Comcast on a daily basis, where they are managed and invested by Comcast. As a result, all of our charges and cost allocations covered by these centralized cash management functions were deemed to have been paid by us to Comcast, in cash, during the period in which the cost was recorded in the combined financial statements. In addition, all of our cash receipts were advanced to Comcast as they were received. The excess of cash receipts advanced over the charges and cash allocations are reflected as net cash distributions to Comcast in the accompanying combined statements of cash flows.

We consider all of our transactions with Comcast to be financing transactions, which are presented as net cash distributions to Comcast in the accompanying combined statements of cash flows.

Net Contributions from (Distributions to) Comcast

The significant components of the net cash contributions from (distributions to) Comcast for the three months and six months ending June 30, 2006 and 2005, were as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005
	(Dollars in thousands)

Category:
Customer payments and other cash receipts	$(307,867)	$(293,228)	$(624,791)	$(583,387)
Expense allocations	149,101	140,064	309,861	290,810
Accounts payable and other payments	100,363	96,992	197,175	214,262
Fixed asset and inventory transfers	2,417	9,679	6,881	12,610
Taxes	11,344	10,826	22,546	22,166

Total	$(44,642)	$(35,667)	$(88,328)	$(43,539)

Contributions from (distributions to) Comcast are generally recorded based on actual costs incurred, without a markup. The basis of allocation to the Exchange Systems, for the items described above, is as follows:

Customer payments and other cash receipts—As indicated above, Comcast utilizes a centralized cash management system under which all cash receipts are swept to, and managed and invested by, Comcast on a daily basis. To the extent customer payments are received by Comcast’s third-party lockbox processors, or to the extent other cash receipts are received by Comcast, related to the Exchange Systems, such amounts are applied to

LOS ANGELES, DALLAS & CLEVELAND CABLE SYSTEM OPERATIONS
(A Carve-Out of Comcast Corporation)

NOTES TO SPECIAL PURPOSE COMBINED CARVE-OUT
FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Three months and six months ended June 30, 2006 and 2005

9.	Related Party Transactions (Continued)

the corresponding customer accounts receivable or miscellaneous receivable balances and are reflected net as a component of invested equity in net cash distributions to Comcast.

Expense allocations—Comcast centrally administers and incurs the costs associated with certain functions on a centralized basis, including programming contract administration and programming payments, payroll and related tax and benefits processing, and management of the costs of the high-speed data and telephone networks, and allocates the associated costs to the Exchange Systems. The costs incurred have been allocated to the Exchange Systems based the actual amounts processed on behalf of the systems.

Accounts payable and other payments—All cash disbursements for trade and other accounts payable, and accrued expenses, are funded centrally by a subsidiary of Comcast. Transactions processed for trade and other accounts payable, and accrued expenses, associated with the operations of the Exchange Systems are reflected net as a component of invested equity in net cash distributions to Comcast in the accompanying combined statements of cash flows.

Fixed asset and inventory transfers—Certain assets are purchased centrally and warehoused by Comcast, and are shipped to the operating cable systems on an as-needed basis. Additionally, in the normal course of business, inventory items or customer premise equipment may be transferred between cable systems based on customer demands, rebuild requirements, and other factors. The operating cable systems, including the Exchange Systems, are charged for these assets based on historical cost value paid by the acquiring system.

Programming Costs & Incentives

We purchase programming content, and receive launch incentives, from certain of Comcast Corporation’s content subsidiaries, and from certain parties in which Comcast Corporation has a direct financial interest or other indirect relationship. The amounts recorded for programming expenses, launch incentives and launch amortization as of June 30, 2006 and December 31, 2005, and for the three months and six months ending June 30, 2006 and 2005, for content purchased from related parties, are as follows:

	June 30,	December 31,
	2006	2005
	(Dollars in thousands)

Balance Sheets:
Deferred launch incentives	$8,945	$9,644

Deferred launch incentives are reflected in other current and noncurrent liabilities in the accompanying combined balance sheets.

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005
	(Dollars in thousands)

Statements of Operations:
Programming Expenses	$2,114	$2,065	$4,429	$3,915
Launch Amortization	404	531	807	821

Programming expenses and launch amortization are reflected in operating expenses in the accompanying combined statements of operations.

           Shares

Time Warner Cable Inc.

Class A Common Stock

PROSPECTUS

          , 2006

Through and including          , 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II
Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution.

The following sets forth the estimated expenses and costs expected to be incurred by us in connection with the distribution of the Class A common stock registered hereby:

SEC registration fee	$10,700
NASD fee	*
Printing and engraving expenses	*
Accounting fees and expenses	*
Legal fees and expenses	*
Blue Sky fees and expenses	*
Transfer agent fees and expenses	*
Miscellaneous	*

TOTAL	*

*	To be provided by amendment.

The selling stockholder will bear the cost of its legal fees and expenses incurred in connection with this registration statement.

Item 14.	Indemnification of Directors and Officers.

Directors’ liability; indemnification of directors and officers.  Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, because the person is or was a director or officer of the corporation. Such indemnity may be against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law. Our restated certificate of incorporation provides that, to the fullest extent permitted by applicable law, a director will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. In addition, our by-laws provide that we will indemnify each director and officer and may indemnify employees and agents, as determined by our board, to the fullest extent provided by the laws of the State of Delaware.

The foregoing statements are subject to the detailed provisions of section 145 of the Delaware General Corporation Law and our restated certificate of incorporation and by-laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities arising under the Securities Act of 1933.

Item 15.	Recent Sales of Unregistered Securities.

On July 31, 2006, immediately after the Redemptions but prior to the Adelphia Acquisition, we declared and paid a stock dividend of 999,999 shares of Class A or Class B common stock, as applicable, for each share of Class A or Class B common held by holders of record at that time. The dividend did not represent an offer or sale of common stock under the Securities Act.

On July 31, 2006, in connection with the Adelphia Acquisition, as partial consideration for the Adelphia Acquisition, we issued ACC 155,913,430 shares, or 17.3%, of our outstanding Class A common stock in reliance upon the exemption from the Securities Act provided by section 4(2) of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

EXHIBIT
NUMBER	DESCRIPTION

2.1	Restructuring Agreement, dated as of August 20, 2002, by and among Time Warner Entertainment Company, L.P. (“TWE”), AT&T Corp. (“AT&T”), MediaOne of Colorado, Inc. (“MediaOne of Colorado”), MediaOne TWE Holdings, Inc. (“MOTH”), Comcast Corporation (“Comcast”), AT&T Comcast Corporation, Time Warner Inc. (“Time Warner”), TWI Cable Inc. (“TWI Cable”), Warner Communications Inc. (“WCI”) and American Television and Communications Corporation (“ATC”) (incorporated herein by reference to Exhibit 99.1 to Time Warner’s Current Report on Form 8-K dated August 21, 2002 and filed with the Commission on August 21, 2002 (File No. 1-15062) (the “Time Warner August 21, 2002 Form 8-K”)).
2.2	Amendment No. 1 to the Restructuring Agreement, dated as of March 31, 2003, by and among TWE, Comcast of Georgia, Inc. (“Comcast of Georgia”), Time Warner Cable Inc. (the “Company”), Comcast Holdings Corporation, Comcast, Time Warner, TWI Cable, WCI, ATC, TWE Holdings I Trust (“Comcast Trust I”), TWE Holdings II Trust (“Comcast Trust II”), and TWE Holdings III Trust (“Comcast Trust III”) (incorporated herein by reference to Exhibit 2.2 to Time Warner’s Current Report on Form 8-K dated March 28, 2003 and filed with the Commission on April 14, 2003 (File No. 1-15062) (the “Time Warner March 28, 2003 Form 8-K”)).
2.3	Amended and Restated Contribution Agreement, dated as of March 31, 2003, by and among WCI, Time Warner and the Company (incorporated herein by reference to Exhibit 2.4 to the Time Warner March 28, 2003 Form 8-K).
2.4	Asset Purchase Agreement, dated as of April 20, 2005, between Adelphia Communications Corporation (“ACC”) and Time Warner NY Cable LLC (“TW NY”) (incorporated herein by reference to Exhibit 99.1 to Time Warner’s Current Report on Form 8-K dated April 27, 2005) (File No. 1-15062) (the “TW Adelphia APA April 27, 2005 Form 8-K”).
2.5	Amendment No. 1 to the Asset Purchase Agreement, dated June 24, 2005, between ACC and TW NY (incorporated herein by reference to Exhibit 10.5 to Time Warner’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005) (File No. 1-15062).

EXHIBIT
NUMBER	DESCRIPTION

2.6	Amendment No. 2 to the Asset Purchase Agreement, dated June 21, 2006, between ACC and TW NY (incorporated herein by reference to Exhibit 10.2 to Time Warner’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006) (File No. 1-15062) (the “Time Warner June 30, 2006 Form 10-Q”).
2.7	Amendment No. 3 to the Asset Purchase Agreement, dated June 26, 2006, between ACC and TW NY. (incorporated herein by reference to Exhibit 10.3 to the Time Warner June 30, 2006 Form 10-Q).
2.8	Amendment No. 4 to the Asset Purchase Agreement, dated July 31, 2006, between ACC and TW NY. (incorporated herein by reference to Exhibit 10.6 to the Time Warner June 30, 2006 Form 10-Q).
2.9	Redemption Agreement, dated as of April 20, 2005, by and among Comcast Cable Communications Holdings, Inc. (“Comcast Holdings”), MOC Holdco II, Inc. (“MOC Holdco II”), Comcast Trust I, Comcast Trust II, Comcast, Cable Holdco II Inc. (“Cable Holdco II”), the Company, TWE Holding I LLC and Time Warner (incorporated herein by reference to Exhibit 99.2 to the TW Adelphia APA April 27, 2005 Form 8-K).
2.10	Redemption Agreement, dated as of April 20, 2005, by and among Comcast Holdings, MOC Holdco I LLC (“MOC Holdco I”), Comcast Trust I, Comcast, Cable Holdco III LLC (“Cable Holdco III”), TWE, the Company and Time Warner (incorporated herein by reference to Exhibit 99.3 to the TW Adelphia APA April 27, 2005 Form 8-K).
2.11	Letter Agreement, dated as of July 31, 2006, by and among Comcast Holdings, MOC Holdco I, MOC Holdco II, Comcast Trust I, Comcast Trust II, Comcast, Cable Holdco II, Cable Holdco III, TWE, the Company and Time Warner (incorporated herein by reference to Exhibit 99.7 to Time Warner’s Current Report on Form 8-K/A dated October 13, 2006 and filed with the Commission on October 13, 2006 (File No. 1-15062) (the “Time Warner October 13, 2006 Form 8-K/A”)).
2.12	Letter Agreement, dated as of October 13, 2006, by and among Comcast Holdings, MOC Holdco I, MOC Holdco II, Comcast Trust I, Comcast Trust II, Cable Holdco II, Cable Holdco III, the Company, TWE, Comcast and Time Warner (incorporated herein by reference to Exhibit 99.8 to the Time Warner October 13, 2006 Form 8-K/A).
2.13	Exchange Agreement, dated as of April 20, 2005, among Comcast, Comcast Holdings, Comcast of Georgia, TCI Holdings, Inc. (“TCI Holdings”), the Company, TW NY, and Urban Cable Works of Philadelphia, L.P. (“Urban”) (incorporated herein by reference to Exhibit 99.4 to the TW Adelphia APA April 27, 2005 Form 8-K).
2.14	Amendment No. 1 to the Exchange Agreement, dated as of July 31, 2006, among Comcast, Comcast Holdings, Comcast Cable Holdings LLC, Comcast of Georgia, Comcast of Texas I, LP, Comcast of Texas II, LP, Comcast of Indiana/Michigan/Texas, LP, TCI Holdings, the Company and TW NY (incorporated herein by reference to Exhibit 99.9 to the Time Warner October 13, 2006 Form 8-K/A).
2.15	Letter Agreement, dated October 13, 2006, by and among Comcast, Comcast Holdings, Comcast Cable Holdings, LLC, Comcast of Georgia/Virginia, Inc., Comcast TW Exchange Holdings I, LP, Comcast TW Exchange Holdings II, LP, Comcast of California/Colorado/Illinois/Indiana/Michigan, LP, Comcast of Florida/Pennsylvania L.P., Comcast of Pennsylvania II, L.P., TCI Holdings, Inc., TWC and TW NY (related to the Exchange) (incorporated herein by reference to Exhibit 99.10 to the Time Warner October 13, 2006 Form 8-K/A).
2.16	Letter Agreement re TKCCP, dated as of April 20, 2005, between Comcast and the Company (incorporated herein by reference to Exhibit 99.6 to the TW Adelphia APA April 27, 2005 Form 8-K).
2.17	Contribution Agreement, dated as of April 20, 2005, by and between ATC and TW NY (incorporated herein by reference to Exhibit 99.7 to the TW Adelphia APA April 27, 2005 Form 8-K).
2.18	Contribution and Subscription Agreement, dated as of July 28, 2006, between ATC, TW NY Holding, TW NY, and TWE Holdings, L.P.
2.19	Parent Agreement, dated as of April 20, 2005, among the Company, TW NY and ACC (incorporated herein by reference to Exhibit 99.10 to the TW Adelphia APA April 27, 2005 Form 8-K).
2.20	Shareholder Agreement, dated April 20, 2005, between the Company and Time Warner (incorporated herein by reference to Exhibit 99.12 to the TW Adelphia APA April 27, 2005 Form 8-K).

EXHIBIT
NUMBER		DESCRIPTION

2.21		Letter Agreement, dated June 1, 2005, among Cable Holdco, Inc. (“Cable Holdco”), Cable Holdco II, Cable Holdco III, Comcast, Comcast Holdings, Comcast of Georgia, MOC Holdco I, MOC Holdco II, TCI Holdings, Time Warner, the Company, TW NY, TWE, TWE Holdings I LLC, Comcast Trust I, Comcast Trust II and Urban (incorporated herein by reference to Exhibit 10.11 to Time Warner’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (File No. 1-15062)).
3.1		Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on July 27, 2006.
3.2		By-laws of the Company, as of July 28, 2006.
4	.1*	Form of Specimen Class A Common Stock Certificate of the Company.
4.2		Indenture, dated as of April 30, 1992, as amended by the First Supplemental Indenture, dated as of June 30, 1992, among TWE, Time Warner Companies, Inc., certain of Time Warner Companies, Inc.’s subsidiaries that are parties thereto and The Bank of New York, as Trustee (incorporated herein by reference to Exhibits 10(g) and 10(h) to the Time Warner Companies, Inc.’s Current Report on Form 8-K dated June 26, 1992 and filed with the Commission on July 15, 1992 (File No. 1-8637)).
4.3		Second Supplemental Indenture, dated as of December 9, 1992, among TWE, Time Warner Companies, Inc., certain of Time Warner Companies, Inc.’s subsidiaries that are parties thereto and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.2 to Amendment No. 1 to TWE’s Registration Statement on Form S-4 dated October 25, 1993 filed with the Commission on October 25, 1993 (Registration No. 33-67688) (the “TWE October 25, 1993 Registration Statement”)).
4.4		Third Supplemental Indenture, dated as of October 12, 1993, among TWE, Time Warner Companies, Inc., certain of Time Warner Companies, Inc.’s subsidiaries that are parties thereto and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.3 to the TWE October 25, 1993 Registration Statement).
4.5		Fourth Supplemental Indenture, dated as of March 29, 1994, among TWE, Time Warner Companies, Inc., certain of Time Warner Companies, Inc.’s subsidiaries that are parties thereto and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.4 to TWE’s Annual Report on Form 10-K for the year ended December 31, 1993 and filed with the Commission on March 30, 1994 (File No. 1-12878) (the “TWE 1993 Form 10-K”)).
4.6		Fifth Supplemental Indenture, dated as of December 28, 1994, among TWE, Time Warner Companies, Inc., certain of Time Warner Companies, Inc.’s subsidiaries that are parties thereto and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.5 to TWE’s Annual Report on Form 10-K for the year ended December 31, 1994 and filed with the Commission on March 30, 1995 (File No. 1-12878)).
4.7		Sixth Supplemental Indenture, dated as of September 29, 1997, among TWE, Time Warner Companies, Inc., certain of Time Warner Companies, Inc.’s subsidiaries that are parties thereto and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.7 to Historic TW Inc.’s Annual Report on Form 10-K for the year ended December 31, 1997 and filed with the Commission on March 25, 1998 (File No. 1-12259) (the “Time Warner 1997 Form 10-K”)).
4.8		Seventh Supplemental Indenture dated as of December 29, 1997, among TWE, Time Warner Companies, Inc., certain of Time Warner Companies, Inc.’s subsidiaries that are parties thereto and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.8 to the Time Warner 1997 Form 10-K).
4.9		Eighth Supplemental Indenture dated as of December 9, 2003, among Historic TW Inc. (“Historic TW”), TWE, WCI, ATC, the Company and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.10 to Time Warner’s Annual Report on Form 10-K for the year ended December 31, 2003 and filed with the Commission on March 15, 2004 (File No. 1-15062)).
4.10		Ninth Supplemental Indenture dated as of November 1, 2004, among Historic TW, TWE, Time Warner NY Cable Inc., WCI, ATC, TWC Inc. and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.1 to the Time Warner Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).

EXHIBIT
NUMBER		DESCRIPTION

4.11		$6.0 Billion Amended and Restated Five-Year Revolving Credit Agreement, dated as of December 9, 2003 and amended and restated as of February 15, 2006, among the Company as Borrower, the Lenders from time to time party thereto, Bank of America, N.A., as Administrative Agent, Citibank, N.A. and Deutsche Bank AG, New York Branch, as Co-Syndication Agents, and BNP Paribas and Wachovia Bank, National Association, as Co-Documentation Agents, with associated Guarantees (incorporated herein by reference to Exhibit 10.51 to Time Warner Inc.’s Annual Report on Form 10-K for the year ended December 31, 2005) (File number 1-15062).
4.12		$4.0 Billion Five-Year Term Loan Credit Agreement, dated as of February 21, 2006, among the Company , as Borrower, the Lenders from time to time party thereto, The Bank of Tokyo-Mitsubishi UFJ Ltd., New York Branch, as Administrative Agent, The Royal Bank of Scotland plc and Sumitomo Mitsui Banking Corporation, as Co-Syndication Agents, and Calyon New York Branch, HSBC Bank USA, N.A. and Mizuho Corporate Bank, Ltd., as Co-Documentation Agents, with associated Guarantees (incorporated herein by reference to Exhibit 10.52 to Time Warner Inc.’s Annual Report on Form 10-K for the year ended December 31, 2005) (File number 1-15062) (the “Time Warner 2005 Form 10-K”).
4.13		$4.0 Billion Three-Year Term Loan Credit Agreement, dated as of February 24, 2006, among the Company, as Borrower, the Lenders from time to time party thereto, Wachovia Bank, National Association, as Administrative Agent, ABN Amro Bank N.V. and Barclays Capital, as Co-Syndication Agents, and Dresdner Bank AG New York and Grand Cayman Branches and The Bank of Nova Scotia, as Co-Documentation Agents, with associated Guarantees (incorporated herein by reference to Exhibit 10.53 to the Time Warner 2005 Form 10-K).
4.14		Amended and Restated Limited Liability Company Agreement of TW NY, dated as of July 28, 2006.
5	.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP.
10.1		Contribution Agreement, dated as of September 9, 1994, among TWE, Advance Publications, Inc. (“Advance Publications”), Newhouse Broadcasting Corporation (“Newhouse”), Advance/Newhouse Partnership and Time Warner Entertainment-Advance/Newhouse Partnership (“TWE-A/N”) (incorporated herein by reference to Exhibit 10(a) to TWE’s Current Report on Form 8-K dated September 9, 1994 and filed with the Commission on September 21, 1994 (File No. 1-12878)).
10.2		Amended and Restated Transaction Agreement, dated as of October 27, 1997, among Advance Publications, Advance/Newhouse Partnership, TWE, TW Holding Co. and TWE-A/N (incorporated herein by reference to Exhibit 99(c) to Historic TW Current Report on Form 8-K dated October 27, 1997 and filed with the Commission on November 5, 1997 (File No. 1-12259)).
10.3		Transaction Agreement No. 2, dated as of June 23, 1998, among Advance Publications, Newhouse, Advanced Newhouse Partnership, TWE, Paragon Communications (“Paragon”) and TWE-A/N (incorporated herein by reference to Exhibit 10.38 to Historic TW’s Annual Report on Form 10-K for the year ended December 31, 1998 and filed with the Commission on March 26, 1999 (File No. 1-12259) (the “Time Warner 1998 Form 10-K”)).
10.4		Transaction Agreement No. 3, dated as of September 15, 1998, among Advance Publications, Newhouse, Advance/Newhouse Partnership, TWE, Paragon and TWE-A/N (incorporated herein by reference to Exhibit 10.39 to the Time Warner 1998 Form 10-K).
10.5		Amended and Restated Transaction Agreement No. 4, dated as of February 1, 2001, among Advance Publications, Newhouse, Advance/Newhouse Partnership, TWE, Paragon and TWE-A/N (incorporated herein by reference to Exhibit 10.53 to Time Warner’s Transition Report on Form 10-K for the year ended December 31, 2000 and filed with the Commission on March 27, 2001 (File No. 1-15062)).
10.6		Agreement and Declaration of Trust, dated as of December 18, 2003, by and between Kansas City Cable Partners and Wilmington Trust Company.
10.7		Limited Partnership Agreement of Texas and Kansas City Cable Partners, L.P., (“TCP”) dated as of June 23, 1998, among TWE-A/N, TWE-A/N Texas and Kansas City Cable Partners General Partner LLC (“TWE-A/N Texas Cable”), TCI Texas Cable Holdings LLC (“TCI”) and TCI Texas Cable, Inc. (“TCI GP”).
10.8		Amendment No. 1 to Partnership Agreement, dated as of December 11, 1998, among TWE-A/N, TWE-A/N Texas Cable, TCI and TCI GP.

EXHIBIT
NUMBER	DESCRIPTION

10.9	Amendment No. 2 to Partnership Agreement, dated as of May 16, 2000, by and among TWE-A/N, TWE-A/N Texas Cable Partners General Partner LLC (“TWE-A/N GP”), TCI and TCI GP.
10.10	Amendment No. 3 to Partnership Agreement, dated as of August 23, 2000, by and among TWE-A/N, TWE-A/N GP, TCI and TCI GP.
10.11	Amendment No. 4 to Partnership Agreement, dated as of May 1, 2004, among TWE-A/N, TWE-A/N GP, TCI, TCI GP, TWE, Comcast TCP Holdings, LLC and TCI of Overland Park, Inc. (“Overland”).
10.12	Amendment No. 5 to Partnership Agreement, dated as of February 28, 2005, among TWE-A/N, TWE-A/N GP, TCI, TCI GP, TWE, Comcast TCP Holdings, LLC, Overland and Comcast TCP Holdings, Inc.
10.13	Agreement of Merger and Transaction Agreement, dated as of December 1, 2003, among TCP, Kansas City Cable Partners, TWE-A/N, TWE-A/N GP, TWE, TCI, TCI GP, TCI Missouri, Overland, Comcast and the Company.
10.14	Amendment No. 1 to the Agreement of Merger and Transaction Agreement, dated as of December 19, 2003, among TCP, Kansas City Cable Partners, TWE-A/N GP, TWE, TCI, TCI GP, TCI Missouri, Overland, Comcast and the Company.
10.15	Third Amended and Restated Funding Agreement, dated as of December 28, 2001, among TCP, TWE-A/N, TWE-A/N Texas Cable, TCI, TCI GP and The Chase Manhattan Bank.
10.16	First Amendment to Third Amended and Restated Funding Agreement, dated as of January 1, 2003, among TCP, TWE-A/N, TWE-A/N Texas Cable, TCI, TCI GP and The Chase Manhattan Bank.
10.17	Second Amendment to the Third Amended and Restated Funding Agreement, dated as of December 1, 2003, by and among TCP, TWE-A/N, TWE-A/N Texas Cable, TWE, TCI, TCI GP, TCI of Missouri, Inc. (formerly known as Liberty Cable of Missouri, Inc.) (“TCI Missouri”), Overland and JPMorgan Chase Bank.
10.18	Reimbursement Agreement, dated as of March 31, 2003, by and among Time Warner, WCI, ATC, TWE and the Company (incorporated herein by reference to Exhibit 10.7 to the Time Warner March 28, 2003 Form 8-K).
10.19	Brand and Trade Name License Agreement, dated as of March 31, 2003, by and between Time Warner Inc. and the Company (incorporated herein by reference to Exhibit 10.10 to the Time Warner March 28, 2003 Form 8-K).
10.20	Brand License Agreement, dated as of March 31, 2003, by and between Warner Bros. Entertainment Inc. and the Company (incorporated herein by reference to Exhibit 10.8 to the Time Warner March 28, 2003 Form 8-K).
10.21	Tax Matters Agreement, dated as of March 31, 2003, by and between Time Warner and the Company (incorporated herein by reference to Exhibit 10.9 to the Time Warner March 28, 2003 Form 8-K).
10.22	Amended and Restated Distribution Agreement, dated as of March 31, 2003, by and among WCI, Time Warner and TWC (incorporated herein by reference to Exhibit 2.3 to the Time Warner March 28, 2003 Form 8-K).
10.23	Intellectual Property Agreement, dated as of August 20, 2002, by and among TWE and WCI (incorporated herein by reference to Exhibit 10.16 to Time Warner’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 and filed with the Commission on November 14, 2002 (File No. 1-15062) (the “Time Warner September 30, 2002 Form 10-Q”)).
10.24	Amendment to the Intellectual Property Agreement, dated as of March 31, 2003, by and between TWE and WCI (incorporated herein by reference to Exhibit 10.2 to the Time Warner March 28, 2003 Form 8-K).
10.25	Intellectual Property Agreement, dated as of August 20, 2002, by and between the Company and WCI (incorporated herein by reference to Exhibit 10.18 to the Time Warner September 30, 2002 Form 10-Q).
10.26	Amendment to the Intellectual Property Agreement, dated as of March 31, 2003, by and between the Company and WCI (incorporated herein by reference to Exhibit 10.4 to the Time Warner March 28, 2003 Form 8-K).
10.27	Registration Rights and Sale Agreement, dated as of July 31, 2006, between ACC and the Company (incorporated herein by reference to Exhibit 99.6 to the Time Warner October 13, 2006 Form 8-K/A).

EXHIBIT
NUMBER		DESCRIPTION

10.28		Shareholder Agreement, dated as of April 20, 2005, between Time Warner and the Company (incorporated by reference to Exhibit 99.12 to the TW Adelphia APA April 27, 2005 Form 8-K).
10.29		Registration Rights Agreement, dated as of March 31, 2003, by and between Time Warner and the Company (incorporated herein by reference to Exhibit 4.4 to the Time Warner March 28, 2003 Form 8-K).
10.30		Master Transaction Agreement, dated as of August 1, 2002, by and among TWE-A/N, TWE, Paragon and Advance/Newhouse Partnership (incorporated herein by reference to Exhibit 10.1 to Time Warner’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and filed with the Commission on August 14, 2002 (File No. 1-15062) (the “Time Warner June 30, 2002 Form 10-Q”)).
10.31		Third Amended and Restated Partnership Agreement of TWE-A/N, dated as of December 31, 2002, among TWE, Paragon and Advance/Newhouse Partnership (incorporated herein by reference to Exhibit 99.1 to TWE’s Current Report on Form 8-K dated December 31, 2002 and filed with the Commission on January 14, 2003 (File No. 1-12878) (the “TWE December 31, 2002 Form 8-K”)).
10.32		Consent and Agreement, dated as of December 31, 2002, among TWE-A/N, TWE, Paragon, Advance/Newhouse Partnership, TWEAN Subsidiary LLC and JP Morgan Chase Bank (incorporated herein by reference to Exhibit 99.2 to the TWE December 31, 2002 Form 8-K).
10.33		Pledge Agreement, dated December 31, 2002, among TWE-A/N, Advance/Newhouse Partnership, TWEAN Subsidiary LLC and JP Morgan Chase Bank (incorporated herein by reference to Exhibit 99.3 to the TWE December 31, 2002 Form 8-K).
10.34		Amended and Restated Agreement of Limited Partnership of TWE, dated as of March 31, 2003, by and among the Company, Comcast Trust I, ATC, Comcast and Time Warner (incorporated herein by reference to Exhibit 3.3 to the Time Warner March 28, 2003 Form 8-K).
10.35		Employment Agreement, effective as of August 1, 2006, by and between the Company and Glenn A. Britt.
10.36		Employment Agreement, effective as of November 1, 2001, by and between TWE and Thomas G. Baxter.
10.37		Employment Agreement, effective as of October 15, 2001, by and between TWE and John K. Billock.
10.38		First Amendment to Employment Agreement, effective as of January 1, 2003, by and between TWE and John K. Billock.
10.39		Employment Agreement, effective as of August 1, 2005, by and between TWE and Landel C. Hobbs.
10.40		Amended and Restated Employment Agreement, dated as of June 1, 2000, by and between TWE and Carl U. J. Rossetti.
10.41		Employment Agreement, dated as of June 1, 2000, by and between TWE and Michael LaJoie.
10.42		Amended and Restated Employment Agreement, dated as of June 1, 2000, by and between TWE and Marc Lawrence-Apfelbaum.
10	.43*	Time Warner Cable Inc. 2006 Stock Incentive Plan.
10	.44*	Director compensation program of the Company.
10.45		Memorandum Opinion and Order issued by the Federal Communications Commission, dated July 13, 2006 (the “Adelphia/Comcast Order”).
10.46		Erratum to the Adelphia/Comcast Order, dated July 27, 2006.
10.47		Agreement Containing Consent Order dated, August 14, 1996, among Time Warner Companies, Inc., TBS, Tele-Communications, Inc., Liberty Media Corporation and the Federal Trade Commission (incorporated herein by reference to Exhibit 2(b) to Time Warner Companies, Inc.’s Current Report on Form 8-K, dated September 6, 1996) (File No. 1-8637).
21	.1*	Subsidiaries of the Company.
23.1		Consent of Ernst & Young LLP.
23.2		Consent of Deloitte and Touche LLP.
23.3		Consent of PricewaterhouseCoopers LLP.
23	.4*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1).

*	To be filed by amendment.

(b)	Financial Statement Schedules

Schedule II — Valuation and Qualifying Accounts

All other schedules are omitted because they are either not required, not applicable or the required information is included in the financial statements or notes thereto.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on October 17, 2006.

TIME WARNER CABLE INC.

By:	/s/ Glenn A. Britt
Name: Glenn A. Britt
Title: President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Glenn A. Britt, Landel C. Hobbs, John K. Martin, Marc Lawrence-Apfelbaum and Robert D. Marcus, or any of them, as his true and lawful attorney-in-fact with full power of substitution and resubstitution, in any and all capacities, to sign this registration statement or amendments (including post-effective amendments and including, without limitation, registration statements filed pursuant to Rule 462 under the Securities Act of 1933) thereto and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and conforming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, the registration statement has been signed below by the following persons in the following capacities and on the date indicated.

Signature	Title	Date

/s/ Glenn A. Britt Name: Glenn A. Britt	Director, President and Chief Executive Officer (principal executive officer)	October 17, 2006

/s/ John K. Martin Name: John K. Martin	Executive Vice President and Chief Financial Officer (principal financial officer)	October 17, 2006

/s/ Richard M. Petty Name: Richard M. Petty	Senior Vice President and Controller (controller or principal accounting officer)	October 17, 2006

/s/ Carole Black Name: Carole Black	Director	October 17, 2006

/s/ Thomas H. Castro Name: Thomas H. Castro	Director	October 17, 2006

/s/ David C. Chang Name: David C. Chang	Director	October 17, 2006

Signature	Title	Date

/s/ James E. Copeland, Jr. Name: James E. Copeland, Jr.	Director	October 17, 2006

/s/ Peter R. Haje Name: Peter R. Haje	Director	October 17, 2006

/s/ Don Logan Name: Don Logan	Director	October 17, 2006

/s/ Michael Lynne Name: Michael Lynne	Director	October 17, 2006

/s/ N.J. Nicholas, Jr. Name: N.J. Nicholas, Jr.	Director	October 17, 2006

/s/ Wayne H. Pace Name: Wayne H. Pace	Director	October 17, 2006